Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288489

LETTER TO STOCKHOLDERS OF HELIOGEN, INC.

Dear Heliogen Stockholders:

On May 28, 2025, Zeo Energy Corp. (which we refer to as “Zeo Energy”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub I”), Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and Heliogen, Inc. (which we refer to as “Heliogen”) entered into an Agreement and Plan of Merger and Reorganization (which, as it may be amended from time to time, we refer to as the “Merger Agreement”) providing for the acquisition of Heliogen by Zeo Energy in an all stock transaction. Subject to the terms and satisfaction (or, if applicable, waiver) of the conditions of the Merger Agreement, the Merger Agreement provides that Merger Sub I will be merged with and into Heliogen (which merger we refer to as the “First Merger”), with Heliogen continuing as the surviving company and as a wholly owned subsidiary of Zeo Energy (which we refer to as the “First Surviving Corporation”). We refer to the time of the First Merger as the “Effective Time.” Immediately following the Effective Time, Heliogen, as the First Surviving Corporation, will be merged with and into Merger Sub II (which we refer to as the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Zeo Energy (which we refer to as the “Surviving Company”).

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of common stock, par value $0.0001 per share, of Heliogen (“Heliogen Common Stock”) (other than shares of Heliogen Common Stock held by Zeo Energy, Heliogen or their respective subsidiaries immediately prior to the Effective Time) will be cancelled and automatically converted into the right to receive (i) a number of shares of Class A common stock, par value $0.0001 per share, of Zeo Energy (“Zeo Energy Class A Common Stock”) equal to the Exchange Ratio (as defined below) (the “Share Merger Consideration”), and (ii) if applicable, cash in lieu of fractional interest in such shares, rounded to the nearest cent, without interest (together with the Share Merger Consideration, the “Merger Consideration”), subject to any required tax withholding. The Zeo Energy Class A Common Stock is traded on the Nasdaq Capital Market under the symbol “ZEO,” and such Zeo Energy Class A Common Stock comprising the Merger Consideration is being registered in the registration statement, of which the accompanying proxy statement/prospectus forms a part.

As provided in the Merger Agreement, the “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration (as defined below) divided by (B) the fully diluted share count of Heliogen Common Stock outstanding as of immediately prior to the Effective Time (including shares underlying or issuable upon the conversion of outstanding shares of Heliogen’s preferred stock (if any)), in-the-money options, Heliogen’s restricted stock units, and the Heliogen commercial warrants but excluding shares underlying special purpose acquisition company warrants (the “Heliogen Fully-Diluted Shares”) by (ii) $1.5859 (being defined as the Parent Stock Price). As provided in the Merger Agreement, the “Total Merger Consideration” is $10.0 million, less (x) 50% of any amount by which the Heliogen Net Cash (as defined below) at the closing of the First Merger (the “Closing”) is less than $13.0 million (the “Net Cash Collar Floor”), or plus (y) 50% of any amount by which the Heliogen Net Cash at the Closing is more than $16.0 million (the “Net Cash Collar Ceiling”); and “Heliogen Net Cash” is an amount equal to the cash and cash equivalents and other current assets of Heliogen and its subsidiaries as of the Closing, less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses. Zeo Energy’s obligation to consummate the Closing is conditioned on the Heliogen Net Cash at Closing being equal to or greater than $10 million, unless such condition is waived by Zeo Energy.

The number of shares of Zeo Energy Class A Common Stock comprising the Merger Consideration, which results from the calculation of the Exchange Ratio, depends on the number of Heliogen Fully Diluted Shares and the amount of Heliogen Net Cash as of Closing, as described above, which will not be finally determined until three business days prior to the Closing. Solely for purposes of illustration, based on Heliogen Fully-Diluted Shares of 6,605,298 as of June 24, 2025, and assuming solely for illustration purposes that the amount of Heliogen Net Cash at Closing is not less than $13.0 million and not greater than $16.0 million, then the Exchange Ratio would be approximately 0.9546. Based on this illustrative Exchange Ratio and the number of shares of Zeo Energy Class A Common Stock outstanding as of June 24, 2025, the former holders of Heliogen Common Stock would own approximately 11% of Zeo Energy’s outstanding common stock immediately after the Closing. The Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio, because this illustration is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash at Closing, each of which may change between the date of this proxy statement/prospectus and the Closing. Accordingly, the precise value of the Merger Consideration may not be finalized at the time that you vote. For more information on the calculation of the Exchange Ratio and related Merger Consideration, see the section entitled “The Merger Agreement” in the accompanying proxy statement/prospectus.

The Heliogen board of directors has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Mergers (the “Transactions”) and the issuance of shares of Zeo Energy Class A Common Stock in connection therewith, are fair to, and in the best interests of, Heliogen and its stockholders, (ii) determined that it is in the best interests of Heliogen and its stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery by Heliogen of the Merger Agreement, the performance by Heliogen of its covenants and agreements contained therein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained therein, and (iv) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that Heliogen’s stockholders approve the Transactions, including the Mergers, and adopt the Merger Agreement.

Heliogen stockholders as of the close of business on June 30, 2025 (which we refer to as the “Record Date”) are invited to virtually attend a special meeting of Heliogen’s stockholders on August 8, 2025, at 6 a.m. Pacific Time (9 a.m. Eastern Time), to consider and vote upon a proposal to adopt the Merger Agreement and thereby approve the Mergers and the other transactions contemplated thereby (the “Merger Proposal”), and a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

The Heliogen board of directors unanimously recommends that Heliogen’s stockholders vote: (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal, each as described in the accompanying proxy statement/prospectus.

In connection with the execution of the Merger Agreement, certain Heliogen Stockholders entered into voting and support agreements with Heliogen, Zeo Energy and the Merger Subs, and which we refer to as the “Voting Agreements”, a form of which is attached to the accompanying proxy statement/prospectus as Annex B. As of June 24, 2025, such Heliogen Stockholders beneficially owned an aggregate of approximately 23.5% of the outstanding shares of Heliogen Common Stock. Pursuant to the Voting Agreements, such Heliogen Stockholders have agreed, among other things, to: (i) vote their beneficially owned voting securities of Heliogen in favor of the Mergers, the adoption and execution by Heliogen of the Merger Agreement, as amended from time to time, and the approval of the terms thereof and the transactions, and any other proposal necessary or advisable for the consummation thereof; and (ii) comply with certain restrictions on the transfer or disposition of such securities, in each case subject to the terms and conditions contained therein.

Zeo Energy and Heliogen cannot complete the Mergers unless, among other things, Heliogen’s stockholders approve the Merger Proposal. Your vote is very important. To ensure your representation at the special meeting, complete and return the enclosed proxy card or submit your proxy by phone or the Internet. Please vote promptly whether or not you expect to virtually attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting.

The proxy statement/prospectus accompanying this notice is also being delivered to the Heliogen stockholders as Zeo Energy’s prospectus for its offering of shares of Zeo Energy Class A Common Stock in connection with the Mergers.

The obligations of Zeo Energy and Heliogen to complete the Mergers are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying proxy statement/prospectus. The proxy statement/prospectus provides you with detailed information about the Mergers. It also contains or references information about Zeo Energy and Heliogen and certain related matters. You are encouraged to read the proxy statement/prospectus, including the information incorporated by reference therein, carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” for a discussion of risks you should consider in evaluating the Mergers and the issuance of shares of Zeo Energy Class A Common Stock in connection with the Mergers and how they will affect you.

Sincerely,
/s/ Christiana Obiaya
Christiana Obiaya Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated July 11, 2025 and is first being mailed to stockholders of Heliogen on or about July 11, 2025.

Heliogen, Inc.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD VIRTUALLY VIA THE INTERNET ON AUGUST 8, 2025

Notice is hereby given that a special meeting of stockholders of Heliogen, Inc. (which we refer to as “Heliogen”) will be held on August 8, 2025 at 6:00 a.m. Pacific Time (9 a.m. Eastern Time), via a live interactive audio webcast on the Internet (which we refer to as the “Heliogen Special Meeting”). You will be able to vote and submit your questions at www.virtualshareholdermeeting.com/HLGN2025SM during the Heliogen Special Meeting. We are holding the Heliogen Special Meeting for the following purposes, which are more fully described in the accompanying proxy statement/prospectus:

•        to adopt the Agreement and Plan of Merger and Reorganization, dated as of May 28, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), among Zeo Energy Corp. (which we refer to as “Zeo Energy”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub I”), Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and Heliogen, and thereby approve the Mergers (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”); and

•        to approve the adjournment of the Heliogen Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Heliogen Special Meeting to approve the Merger Proposal (which we refer to as the “Adjournment Proposal” and, together with the Merger Proposal, the “Heliogen Proposals”).

The affirmative vote of the holders of a majority of the outstanding shares of common stock of Heliogen, par value $0.0001 per share (the “Heliogen Common Stock”) entitled to vote thereon to approve the Merger Proposal, which we refer to as the “Heliogen Stockholder Approval” is required to complete the Mergers as contemplated by the Merger Agreement. Approval of the Adjournment Proposal requires the affirmative vote of holders of Heliogen Common Stock representing a majority of votes cast on such matter at the Heliogen Special Meeting (whether or not a quorum is present).

Heliogen will transact no other business at the Heliogen Special Meeting. The record date for the Heliogen Special Meeting has been set as June 30, 2025 (which we refer to as the “Record Date”). Only Heliogen’s stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Heliogen Special Meeting via the Heliogen Special Meeting website or any adjournments and postponements of the Heliogen Special Meeting. For additional information regarding the Heliogen Special Meeting, see the section entitled “Special Meeting of Heliogen Stockholders.”

The Heliogen board of directors has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Mergers and the issuance of shares of Zeo Energy Class A Common Stock in connection therewith, are fair to, and in the best interests of Heliogen and its stockholders (the “Heliogen Stockholders”), (ii) determined that it is in the best interests of Heliogen and the Heliogen Stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery by Heliogen of the Merger Agreement, the performance by Heliogen of its covenants and agreements contained therein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained therein and (iv) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Heliogen Stockholders approve the Transactions, including the Mergers, and adopt the Merger Agreement.

The Heliogen board of directors unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

The Heliogen Proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully and, in its entirety, before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE HELIOGEN SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Receipt of the Heliogen Stockholder Approval is a condition to the Mergers. Abstentions, failure to submit a proxy or vote via the Heliogen Special Meeting website and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. Heliogen’s stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

By Order of the Board of Directors,
/s/ Debbie Chen
Debbie Chen General Counsel and Secretary Pasadena, California July 11, 2025

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Heliogen, Inc. from other documents that are not included in or delivered with this proxy statement/prospectus, including documents that Heliogen has filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information.” This information is available for you to review free of charge through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Heliogen, without charge, upon written or oral request to its principal executive offices listed below.

Heliogen

Heliogen, Inc.
130 West Union Street
Pasadena, California 91103
Attention: Investor Relations
(626) 720-4530
investors@heliogen.com

In addition, if you have questions about the Mergers or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact MacKenzie Partners, the proxy solicitor for Heliogen, toll-free at 800-322-2885, or for brokers and banks, collect at 212-929-5500. You will not be charged for any of these documents that you request.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Zeo Energy (which we refer to as the “registration statement”), constitutes a prospectus of Zeo Energy under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of Zeo Energy Class A Common Stock of Zeo Energy, par value $0.0001 per share (which we refer to as “Zeo Energy Class A Common Stock”) to be issued to stockholders of Heliogen (collectively, “Heliogen Stockholders”) and other equity holders of Heliogen pursuant to the Agreement and Plan of Merger and Reorganization, dated as of May 28, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Heliogen, Zeo Energy, Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub I”) and Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub II” and, together with Merger Sub I, the “Merger Subs”).

This proxy statement/prospectus also constitutes a notice of meeting and proxy statement of Heliogen under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the Merger Agreement. Zeo Energy and Heliogen have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This proxy statement/prospectus is dated as of July 11, 2025, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Heliogen Stockholders nor the issuance by Zeo Energy of shares of Zeo Energy Class A Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

Heliogen Stockholders should not construe the contents of this proxy statement/prospectus as legal, tax or financial advice. Heliogen Stockholders should consult with their own legal, tax, financial or other professional advisors. All summaries of, and references to, the agreements governing the terms of the transactions described in this proxy statement/prospectus are qualified by the full copies of and complete text of such agreements in the forms attached hereto as annexes, which are also available on the Electronic Data Gathering Analysis and Retrieval System (or its successor systems) of the SEC website at www.sec.gov.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Zeo Energy has supplied all information contained herein relating to Zeo Energy, and Heliogen has supplied all information contained or incorporated by reference herein relating to Heliogen.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGERS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As used throughout this proxy statement/prospectus, unless otherwise designated or the context otherwise requires, the term “Heliogen” refers to Heliogen, Inc. and its subsidiaries, the term “Zeo Energy” refers to Zeo Energy Corp. and its subsidiaries, and the term “Combined Company” refers to Zeo Energy, Merger Sub I, Merger Sub II and Heliogen immediately following consummation of the Mergers. All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

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GLOSSARY OF SELECTED DEFINED TERMS

“Adjournment Proposal” refers to a proposal to approve the adjournment of the Heliogen special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Heliogen special meeting to approve the Merger Proposal.

“Athena Warrant Agreement” refers to the warrant agreement dated March 16, 2021, by and between Athena Technology Acquisition Corp. (subsequently known as Heliogen) and Continental Stock Transfer & Trust Company.

“Cancelled Shares” refers to shares of Heliogen Common Stock issued and outstanding immediately prior to the Effective Time that are owned or held in treasury by Heliogen or are owned directly by Zeo Energy or the Merger Subs.

“Convertible OpCo Preferred Unit Conversion” refers to conversion rights relating to the Convertible OpCo Preferred Units of OpCo (as described under the section “Description of Zeo Energy Capital Stock — Convertible OpCo Preferred Units (Mezzanine Equity)).”

“Convertible OpCo Preferred Unit Redemption” refers to redemption rights relating to the Convertible OpCo Preferred Units of OpCo (as described under the section “Description of Zeo Energy Capital Stock — Convertible OpCo Preferred Units (Mezzanine Equity)).

“Convertible OpCo Preferred Units” refers to the Class A convertible preferred units in OpCo issued to the Sponsor pursuant to the Sponsor Subscription Agreement in exchange for the investment pursuant to such agreement, which was entered into on the date of signing of the ESGEN Business Combination Agreement, and which investment and units were issued to Sponsor in connection with the closing of the ESGEN Transaction.

“Eligible Shares” means each share of Heliogen Common Stock issued and outstanding immediately prior to the Effective Time other than any Cancelled Shares.

“Effective Time” refers to the date and time of the First Merger.

“ESGEN” refers to ESGEN Acquisition Corporation, a former blank check company incorporated as a Cayman Islands exempt company. Upon consummation of the ESGEN Transaction, ESGEN was domesticated into the State of Delaware and changed its name to “Zeo Energy Corp.”

“ESGEN Business Combination Agreement” refers to the business combination agreement in the ESGEN Transaction.

“ESGEN Class B ordinary shares” refers to the Class B ordinary shares of ESGEN converted into ESGEN Class A Ordinary Shares in the ESGEN Transaction.

“ESGEN Closing” refers to the closing of the ESGEN Transaction.

“ESGEN Transaction” refers to a business combination on March 13, 2024, resulting in Zeo Energy Corp., pursuant to a Business Combination Agreement, dated as of April 19, 2023 (as amended on January 24, 2024, the “ESGEN Business Combination Agreement”), by and among Zeo Energy (f/k/a ESGEN Acquisition Corporation, a Cayman Islands exempted company), ESGEN OpCo, LLC, a Delaware limited liability company (“OpCo”), Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), the Sunergy equityholders set forth on the signature pages thereto or joined thereto (collectively, “Sunergy Sellers” and each, a “Sunergy Seller”, and collectively with Sunergy, the “Sunergy Parties”), for limited purposes, ESGEN LLC, a Delaware limited liability company (the “Sponsor”), and for limited purposes, Timothy Bridgewater, an individual, in his capacity as the sellers representative. Prior to the closing provided in the ESGEN Business Combination Agreement, (i) except as otherwise specified in the ESGEN Business Combination Agreement, each issued and outstanding ESGEN Class B ordinary shares was converted into one Class A ordinary share of ESGEN (the “ESGEN Class A Ordinary Shares” and such conversion, the “ESGEN Share Conversion”); and (ii) ESGEN was domesticated into the State of Delaware so as to become a Delaware corporation, and changed its name from “ESGEN Acquisition Corporation” to “Zeo Energy Corp.”

“Exchangeable OpCo Units” refers to the Class B units of OpCo.

“Heliogen Commercial Warrants” mean (i) the warrant to purchase shares of Heliogen Common Stock pursuant to the Commercial-Scale Demonstration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., (ii) the warrant to purchase shares of Heliogen Common Stock pursuant to the Collaboration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., and (iii) the warrants to purchase shares of Heliogen Common Stock issued to Cornerstone Government Affairs, Inc. on each of April 19, 2022 and August 14, 2023, in each case with an exercise price of $0.35 per share of Heliogen Common Stock.

“Heliogen Common Stock” refers to share of common stock of Heliogen, par value $0.0001 per share.

“Initial Shareholders of Zeo Energy” collectively refers to the Sponsor, ESGEN’s former four independent directors who held ESGEN Class B ordinary shares and specified accounts.

“IPO” refers to ESGEN’s initial public offering of its ESGEN Class A Ordinary Shares and public warrants pursuant to the ESGEN’s Registration Statement on Form S-1, filed with the SEC (File No. 333-252730), on September 28, 2021, and completed on October 22, 2021.

“JOBS Act” refers to the Jumpstart our Business Startups Act of 2012.

“Mandatory Exchange” refers to Zeo Energy’s right to require, (i) upon a Change of Control Transaction (as defined in the OpCo A&R LLC Agreement) or (ii) in the discretion of Zeo Energy, with the consent of holders of the OpCo Units holding more than 72% of the OpCo Units (excluding OpCo Units held by Zeo Energy), each holder of Exchangeable OpCo Units to exchange all of its Exchangeable OpCo Units.

“Merger Proposal” refers to the proposal as described in this proxy statement/prospectus to adopt the Merger Agreement and thereby approve the Mergers and the other transactions contemplated thereby.

“Nasdaq” refers to the Nasdaq Stock Market LLC.

“OpCo” refers to ESGEN OpCo, LLC, a Delaware limited liability company, a party to the ESGEN Transaction.

“OpCo A&R LLC Agreement” refers to the amended and restated limited liability company agreement of OpCo.

“OpCo Exchange Right” refers to the rights of holders of Exchangeable OpCo Units to cause OpCo to redeem one or more of such Exchangeable OpCo Units, together with the cancellation of an equal number of shares of such holder’s Class V Common Stock in Zeo Energy, for shares of Zeo Energy Class A Common Stock on a one-for-one basis, or, at the election of Zeo Energy (as manager of OpCo).

“OpCo Manager Units” refers to the Class A units of OpCo issued to Zeo Energy in connection with the ESGEN Business Combination Agreement.

“OpCo Units” refers to the Exchangeable OpCo Units and the OpCo Manager Units, collectively.

“OTCQX” means the highest market tier operated by the OTC Markets Group, Inc.

“Record Date” refers to June 30, 2025.

“SPAC Warrants” mean (i) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, traded on the OTC (over-the-counter) market (and prior to November 8, 2023, on the NYSE) under the trading symbol HLGNW; and (ii) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, each governed by the Athena Warrant Agreement.

“Transactions” refers to the Mergers and the transactions contemplated by the Merger Agreement.

“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

“Sunergy” refers to Sunergy Renewables, LLC, a Nevada limited liability company, and party to the ESGEN Transaction.

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“Sunergy Sellers” refers to the holders of the Sunergy Company Interests (as defined in the ESGEN Business Combination Agreement) immediately prior to the closing of the ESGEN Transaction.

“Sponsor” refers to ESGEN LLC, a Delaware limited liability company, a party to the ESGEN Transaction.

“Sponsor Subscription Agreement” refers to that certain subscription agreement, dated as of April 19, 2023, which was subsequently amended and restated on January 24, 2024, by and between ESGEN, OpCo and the Sponsor, entered into in connection with the ESGEN Business Combination Agreement.

“Tax Receivable Agreement” refers to the tax receivable agreement that Zeo Energy entered into with the Sunergy Sellers in connection with the ESGEN Closing.

“Zeo Energy Board” refers to the board of directors of Zeo Energy.

“Zeo Energy Charter” refers to the certificate of incorporation of Zeo Energy, as amended, and which is filed as an exhibit to the registration statement, of which this proxy statement/prospectus forms a part.

“Zeo Energy Class A Common Stock” refers to shares of Class A common stock, par value $0.0001 per share, of Zeo Energy.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE heliogen SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Mergers, the Merger Agreement, the transactions contemplated by the Merger Agreement and the Heliogen Special Meeting. You are urged to read carefully the remainder of this document because the information in this section of the proxy statement/prospectus may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in this document.

Q:     Why am I receiving this proxy statement/prospectus?

A:     On May 28, 2025, Heliogen entered into the Merger Agreement with Zeo Energy and the Merger Subs. Pursuant to the Merger Agreement, (i) in accordance with the DGCL, at the Effective Time, Merger Sub I will merge with and into Heliogen (which we refer to as the “First Merger”), with Heliogen surviving the First Merger as the “First Surviving Corporation” and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and Delaware Limited Liability Company Act (“DLLCA”), immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II (which we refer to as the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as the “Surviving Company.”

Your vote is required in connection with the First Merger. The Merger Agreement, which governs the terms of the Mergers, is attached to this proxy statement/prospectus as Annex A.

Receipt of the Heliogen Stockholder Approval is a condition to the consummation of the Mergers. See the section of this proxy statement/prospectus captioned “The Merger Agreement  — Conditions to the Closing of the Merger.” Heliogen is holding the Heliogen Special Meeting, a virtual special meeting of its stockholders, to obtain the Heliogen Stockholder Approval. The Heliogen Board of Directors is furnishing this proxy statement/prospectus and form of proxy card to the holders of Eligible Shares as of the Record Date in connection with the solicitation of proxies of Heliogen Stockholders to be voted at the Heliogen Special Meeting.

This proxy statement/prospectus, which you should read carefully, contains important information about the Mergers, the Merger Agreement, the Merger Proposal, the Heliogen Special Meeting and the matters to be voted on at the Heliogen Special Meeting. The enclosed materials allow you to submit a proxy to vote your shares of Heliogen Common Stock without attending the Heliogen Special Meeting and to ensure that your shares of Heliogen Common Stock are represented and voted at the Heliogen Special Meeting.

Your vote is very important. Even if you plan to attend the Heliogen Special Meeting, Heliogen encourages you to submit a proxy as soon as possible.

Q:     When and where will the Heliogen Special Meeting take place?

A:     The Heliogen Special Meeting will take place on August 8, 2025, at 6:00 a.m. Pacific Time (9 a.m. Eastern Time). You may attend and vote during the Heliogen Special Meeting at www.virtualshareholdermeeting.com/HLGN2025SM. You will need to log in by entering your unique 16-digit control number included on your proxy card or on the voting instruction form accompanying this proxy statement/prospectus. Only one person will be able to log in with that unique 16-digit control number at any time. Once you have properly registered, you may enter the Heliogen Special Meeting. You will be able to listen to the Heliogen Special Meeting live and vote online. You will need the control number found on your proxy card or voting instruction form in order to participate in the Heliogen Special Meeting (including voting your shares of Heliogen Common Stock).

Q:     What matters will be considered at the Heliogen Special Meeting?

A:     The Heliogen Stockholders are being asked to consider and vote on:

•        the Merger Proposal to adopt the Merger Agreement and thereby approve the Mergers and the other transactions contemplated thereby; and

•        the Adjournment Proposal to approve the adjournment of the Heliogen Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Heliogen Special Meeting to approve the Merger Proposal.

Q:     Is my vote important?

A:     Yes. Your vote is very important. The Mergers cannot be completed unless the Merger Proposal is approved by the affirmative vote of a majority of the voting power of all issued and outstanding shares of Heliogen Common Stock entitled to vote on the Merger Proposal, which we refer to as the “Heliogen Stockholder Approval”. Only Heliogen Stockholders as of the close of business on the Record Date are entitled to vote at the Heliogen Special Meeting. The Heliogen Board of Directors unanimously recommends that such Heliogen Stockholders vote “FOR” the approval of the Merger Proposal and “FOR” the Adjournment Proposal.

Under the terms of the Voting Agreements, certain Heliogen Stockholders have agreed to, among other things, vote the shares of Heliogen Common Stock that they own of record or beneficially, in favor of the approval of the Merger Proposal. As of June 24, 2025, such Heliogen Stockholders beneficially owned an aggregate of approximately 23.5% of the outstanding shares of Heliogen Common Stock. Each Voting Agreement will terminate upon the first to occur of the termination of the Merger Agreement, the Effective Time, the entry without the prior written consent of Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Zeo Energy’s obligations under the Merger Agreement that results in a decrease in or change of form of the Merger Consideration, in each case that adversely affects the consideration payable to such Heliogen Stockholder (other than as contemplated by the terms of the Merger Agreement), or the mutual written agreement of the parties to such Voting Agreement.

Q:     If my shares of Heliogen Common Stock are held in “street name” by a bank, broker or other nominee, will such bank, broker or other nominee vote my shares of Heliogen Common Stock for me?

A:     If your shares of Heliogen Common Stock are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares of Heliogen Common Stock held for you in what is known as “street name.” The “record holder” of such shares of Heliogen Common Stock is your broker, bank or other nominee, and not you. If this is the case, this proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares of Heliogen Common Stock with instructions on how to vote your shares of Heliogen Common Stock. Otherwise, your broker, bank or other nominee may not vote your shares of Heliogen Common Stock on any of the proposals to be considered at the Heliogen Special Meeting. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares of Heliogen Common Stock held in street name by returning a proxy card directly to Heliogen or by voting at the Heliogen Special Meeting unless you provide a “legal proxy”, which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction form for you to use. A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares of Heliogen Common Stock should be voted on a particular matter.

Under the current rules of applicable stock market exchanges, brokers, banks or other nominees may use their discretion to vote “uninstructed” shares of Heliogen Common Stock (i.e., shares of Heliogen Common Stock of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares of Heliogen Common Stock has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be voted on at the Heliogen Special Meeting are non-routine matters under applicable stock market exchange rules for which brokers do not have discretionary authority to vote, and therefore it is not expected that there will be any broker non-votes at the Heliogen Special Meeting. However, if there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the Merger Proposal, and (ii) no effect on the Adjournment Proposal.

Q:     What vote of Heliogen Stockholders is required to approve the Merger Proposal and the Adjournment Proposal?

A:     The Merger Proposal.    Approval of the Merger Proposal requires receipt of the Heliogen Stockholder Approval, being the affirmative vote of a majority of the voting power of all issued and outstanding shares of Heliogen Common Stock as of the close of business on the Record Date and entitled to vote on the Merger Proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. Failure to vote on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.

The Adjournment Proposal.    Approval of the Adjournment Proposal requires the affirmative vote of the holders of shares of Heliogen Common Stock having a majority in voting power of the votes cast by the holders of shares of Heliogen Common Stock present or represented by proxy at the Heliogen Special Meeting and voting affirmatively or negatively on the matter. Abstentions and broker non-votes will have no effect on the outcome of the vote for the Adjournment Proposal.

Q:     What will Heliogen Stockholders receive if the Mergers are completed?

A:     Subject to the terms and conditions of the Merger Agreement, at the Effective Time, by virtue of the First Merger, each share of Heliogen Common Stock (other than shares of Heliogen Common Stock held by Zeo Energy, Heliogen or their respective subsidiaries immediately prior to the Effective Time, which we refer to as the “Cancelled Shares”) will be cancelled and automatically converted into the right to receive (i) a number of shares of Class A common stock, par value $0.0001 per share, of Zeo Energy (“Zeo Energy Class A Common Stock”) equal to the Exchange Ratio (as defined below), without interest (the “Share Merger Consideration”), and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled (the “Fractional Share Consideration” and together with the Share Merger Consideration, the “Merger Consideration”), subject to any required tax withholding.

As provided in the Merger Agreement, the “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration (as defined below) divided by (B) the fully diluted share count of Heliogen Common Stock outstanding as of immediately prior to the Effective Time (including shares underlying or issuable upon the conversion of outstanding shares of Heliogen’s preferred stock (if any)), in-the-money options, Heliogen’s restricted stock units, and the Heliogen Commercial Warrants (as defined below) but excluding shares underlying SPAC Warrants (as defined below) (the “Heliogen Fully-Diluted Shares”) by (ii) $1.5859 (being defined as the Parent Stock Price).

As provided in the Merger Agreement, the “Total Merger Consideration” is $10.0 million, less (x) 50% of any amount by which the Heliogen Net Cash (as defined below) at the closing of the First Merger (the “Closing”) is less than $13.0 million (the “Net Cash Collar Floor”), or plus (y) 50% of any amount by which the Heliogen Net Cash at the Closing is more than $16.0 million (the “Net Cash Collar Ceiling”); and “Heliogen Net Cash” is an amount equal to the cash and cash equivalents and other current assets of Heliogen and its subsidiaries as of the Closing, less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses. As provided in the Merger Agreement, the “Per Share Purchase Price” is equal to the Total Merger Consideration divided by the Heliogen Fully-Diluted Shares.

The number of shares of Zeo Energy Class A Common Stock comprising the Merger Consideration depends on the number of Heliogen Fully-Diluted Shares and the amount of the Heliogen Net Cash, as described above. Solely for purposes of illustration, based on the Heliogen Fully-Diluted Shares of 6,605,298 as of June 24, 2025, the latest practicable date, and assuming solely for illustration purposes that the amount of Net Cash at Closing is at least $13.0 million and no greater than $16.0 million, then the Exchange Ratio would be approximately 0.9546. Based on this illustrative Exchange Ratio and the number of shares of Zeo Energy Class A Common Stock outstanding as of June 24, 2025, the former holders of Heliogen Common Stock would own approximately 11% of the outstanding Zeo Energy Common Stock on a fully diluted basis (which assumes conversion of Zeo Energy’s Class V Common Stock) immediately after the Closing.

The Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio which is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash, each of which are expected to change between the date of this proxy statement/prospectus and the Closing. For more information on the calculation of the Exchange Ratio and related Merger Consideration, see the section entitled “The Merger Agreement” in the accompanying proxy statement/prospectus.

Q:     What will happen to Heliogen Options and Heliogen RSUs?

A:     The Merger Agreement provides that each outstanding Heliogen Option will automatically accelerate such that all Heliogen Options are fully vested as of immediately prior to the Effective Time and, at the Effective Time:

•        each Heliogen Option outstanding and unexercised as of immediately prior to the Effective Time, with an exercise price per share that is less than the Per Share Purchase Price, such Heliogen Options, the “In-the-Money Options”, will be cancelled and such holder will be entitled to receive a number of shares of Zeo Energy Class A Common Stock equal to (A) the Exchange Ratio multiplied by (B) the quotient obtained by dividing (x) the product of (I) the excess of the Per Share Purchase Price over the per share exercise price of such Heliogen Option, multiplied by (II) the number of shares of Heliogen Common Stock subject to such Heliogen Option immediately prior to the Effective Time, by (y) the Per Share Purchase Price, together with any Fractional Share Consideration payable in accordance with the terms of the Merger Agreement, without interest and subject to any required tax withholding; and

•        each Heliogen Option with an exercise price per share that is equal to or greater than the Per Share Purchase Price that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be cancelled without the payment of consideration therefor.

As provided in the Merger Agreement, the “Per Share Purchase Price” is equal to the Total Merger Consideration divided by the Heliogen Fully-Diluted Shares (in each case as defined above).

The Merger Agreement provides that each Heliogen RSU relating to shares of Heliogen Common Stock (whether vested or unvested) will automatically accelerate and be fully vested and cancelled and such holder will be entitled to receive the Merger Consideration in respect of each share of Heliogen Common Stock covered by such Heliogen RSU, without interest and subject to any required tax withholding.

Q:     What will happen to Commercial Warrants and SPAC Warrants?

A:     At the Effective Time, any Commercial Warrant then outstanding and unexercised will be terminated and cancelled without any consideration being payable in respect thereof, and such Commercial Warrant will have no further force or effect.

At the Effective Time, any outstanding and unexercised SPAC Warrant will, in accordance with its terms, cease to represent a SPAC Warrant in respect of Heliogen Common Stock and will become a right to purchase and receive the Merger Consideration that such holder would have received if such holder had exercised such SPAC Warrant immediately prior to the Effective Time, subject to the terms and conditions of its warrant agreement. For the avoidance of doubt, after the Effective Time, any SPAC Warrant will represent only a right to receive the excess of the value of the Merger Consideration over the exercise price of such SPAC Warrant, as if such holder had exercised its SPAC Warrant immediately prior to the Effective Time, and will not represent any rights in respect of any equity interests in Zeo Energy, the First Surviving Corporation or the Surviving Company.

Q:     What will happen to the Heliogen Employee Stock Purchase Plan?

A:     Heliogen will take all actions with respect to its 2021 Employee Stock Purchase Plan, as amended from time to time (the “Heliogen ESPP”) that are necessary to provide that: (i) with respect to any offering periods in effect as of the Merger Agreement, no employee who is not a participant in the Heliogen ESPP as of the date of the Merger Agreement may become a participant in the Heliogen ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such current offering periods; (ii) subject to the consummation of the Mergers, the Heliogen ESPP shall terminate effective immediately prior to the Effective Time; (iii) if the current offering periods terminate prior to the Effective Time, then the Heliogen ESPP shall be suspended and no new offering period shall be commenced under the Heliogen ESPP prior to the termination of the Merger Agreement; and (iv) if any current offering period is still in effect at the Effective Time, then the last day of such current offering period shall be accelerated to a date prior to the Closing Date as specified by the Heliogen Board of Directors in accordance with the Heliogen ESPP.

x

Q:     What equity stake will Heliogen Stockholders hold in Zeo Energy immediately following the Mergers?

A:     Immediately following the Mergers, the Heliogen Stockholders are expected to hold approximately 11% of the shares of Zeo Energy Common Stock, and the equityholders of Zeo Energy before the Mergers are expected to hold approximately 89% of the shares of Zeo Energy Common Stock on a fully diluted basis (which assumes conversion of Zeo Energy’s Class V Common Stock) based on the illustrative Exchange Ratio below and subject to further adjustment as further described below.

The above percentages are estimates only, based on an assumed Exchange Ratio of 0.9546. This illustrative Exchange Ratio has been calculated based on the Heliogen Fully-Diluted Shares of 6,605,298 as of June 24, 2025, the latest practicable date, and assumes that the amount of Net Cash at Closing was between $13 million and $16 million.

The Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio which is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash at Closing, each of which are expected to change between the date of this proxy statement/prospectus and the Closing. For more information on the calculation of the Exchange Ratio and related Merger Consideration, see the section entitled “The Merger Agreement”— Merger Consideration and Exchange Ratio” beginning on page 158 of this proxy statement/prospectus.

Pursuant to the Merger Agreement, Zeo Energy has a condition to the consummation of the Mergers that the Heliogen Net Cash at Closing must be equal to or greater than $10.0 million.

Q:     How does the Heliogen Board of Directors recommend that I vote?

A:     The Heliogen Board of Directors unanimously recommends that Heliogen Stockholders vote “FOR” the approval of the Merger Proposal and “FOR” the approval of the Adjournment Proposal. For additional information regarding how the Heliogen Board of Directors unanimously recommends that Heliogen Stockholders vote, see the section entitled “The Merger — Reasons for the Merger — Recommendation of the Heliogen Board of Directors and Reasons for the Merger.”

Q:     Do the Heliogen directors and executive officers have any interests in the Mergers?

A:     Yes. In connection with the consummation of the Mergers, Heliogen’s directors and executive officers may have interests in the Mergers that may be different from, or in addition to, those of the Heliogen Stockholders generally. The Heliogen Board of Directors was aware of these interests and considered them, among other things, in reaching its decision to unanimously approve the Merger Agreement, the Mergers and the Transactions. These interests are described in more detail in the section entitled “The Merger — Interests of Heliogen Directors and Executive Officers in the Mergers.”

Q:     Who is entitled to vote at the Heliogen Special Meeting?

A:     The Heliogen Board of Directors has fixed June 30, 2025 as the record date for the Heliogen Special Meeting., which we refer to as the “Record Date”. All holders of record of shares of Heliogen Common Stock as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Heliogen Special Meeting via the Heliogen Special Meeting website, provided that those shares of Heliogen Common Stock remain outstanding on the date of the Heliogen Special Meeting. As of the Record Date, there were 6,165,848 shares of Heliogen Common Stock outstanding. Attendance at the Heliogen Special Meeting via the Heliogen Special Meeting website is not required to vote. Instructions on how to vote your shares of Heliogen Common Stock without virtually attending the Heliogen Special Meeting are provided in this section below.

Q:     How many votes do I have?

A:     Each outstanding share of Heliogen Common Stock is entitled to one vote on each proposal.

Q:     What constitutes a quorum for the Heliogen Special Meeting?

A:     A quorum of Heliogen Stockholders is necessary to hold a valid meeting. The presence at the Heliogen Special Meeting via the Heliogen Special Meeting website or by proxy, of the holders of a majority in voting power of all issued and outstanding shares of Heliogen Common Stock entitled to vote at the Heliogen Special Meeting constitutes a quorum. Abstentions, withheld votes and broker non-votes are counted as shares present and entitled to vote for the purposes of determining a quorum.

Q:     What will happen to Heliogen as a result of the Mergers?

A:     If the Merger Proposal is approved by Heliogen Stockholders in the manner described in this proxy statement/prospectus, and the other conditions to Closing under the Merger Agreement are satisfied or waived, pursuant to the Merger Agreement, (i) in accordance with the DGCL, at the Effective Time, Merger Sub I will merge with and into Heliogen, with Heliogen surviving the First Merger as the First Surviving Corporation and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and DLLCA, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as the Surviving Company.

As a result of the Mergers, Heliogen will have been acquired by Zeo Energy, and the Heliogen Common Stock will no longer be publicly traded and will be delisted from OTCQX. In addition, the Heliogen Common Stock will be deregistered under the Exchange Act, and Heliogen will no longer file periodic reports with the SEC.

Q:     Where will the Zeo Energy Class A Common Stock that Heliogen Stockholders receive in the Mergers be publicly traded?

A:     Assuming the Mergers are completed, the shares of Zeo Energy Class A Common Stock that Heliogen Stockholders receive in the Mergers will be listed and traded on Nasdaq.

Q:     What happens if the Mergers are not completed?

A:     If the Merger Proposal is not approved by the Heliogen Stockholders or if the Mergers are not completed for any other reason, Heliogen Stockholders will not receive any Merger Consideration in connection with the Mergers, and their shares of Heliogen Common Stock will remain outstanding. Heliogen will remain an independent public company and Heliogen Common Stock will continue to be quoted on OTCQX. Additionally, if the Merger Proposal is not approved by Heliogen Stockholders or if the Mergers are not completed for any other reason, Zeo Energy will not issue shares of Zeo Energy Class A Common Stock to Heliogen Stockholders. If the Merger Agreement is terminated under specified circumstances, Heliogen may be required to pay Zeo Energy a termination fee. For a more detailed discussion of the termination-related fee, see “The Merger Agreement — Termination Fee.”

Q:     How may I vote?

A:     If you are a stockholder of record (that is, if your shares of Heliogen Common Stock are registered in your name with Continental Stock Transfer & Trust Company, our transfer agent), there are four ways to vote:

•        by signing, dating and returning the enclosed proxy card (a prepaid reply envelope is provided for your convenience);

•        by visiting the internet address on your proxy card;

•        by calling the toll-free (within the United States or Canada) phone number on your proxy card; or

•        by attending the Heliogen Special Meeting and voting at the Heliogen Special Meeting using the control number on the enclosed proxy card.

The control number located on your proxy card is designed to verify your identity, allow you to vote your shares of Heliogen Common Stock and confirm that your voting instructions have been properly recorded when voting electronically over the internet or by telephone. Although there is no charge for voting your shares of Heliogen Common Stock, if you vote electronically over the internet or by telephone, you may incur costs such as internet access and telephone charges for which you will be responsible.

Even if you plan to attend the Heliogen Special Meeting, you are strongly encouraged to vote your shares of Heliogen Common Stock by proxy. If you are a stockholder of record, you may still vote your shares of Heliogen Common Stock at the Heliogen Special Meeting even if you have previously voted by proxy. If you attend the Heliogen Special Meeting and vote at the Heliogen Special Meeting, your vote will revoke any previously submitted proxy.

If your shares of Heliogen Common Stock are held in “street name” through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting instruction form provided by your bank, broker or other nominee, or, if such a service is provided by your bank, broker or other nominee, electronically over the internet or by telephone. To vote over the internet or via telephone through your bank, broker or other nominee, you should follow the instructions on the voting instruction form provided by your bank, broker or nominee. However, because you are not the stockholder of record, you may not vote your shares of Heliogen Common Stock at the Heliogen Special Meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Q:     Why did Heliogen choose to hold a virtual special meeting of its stockholders?

A:     The Heliogen Board of Directors decided to hold the Heliogen Special Meeting virtually in order to facilitate Heliogen Stockholder attendance and participation by enabling Heliogen Stockholders to participate fully, and equally, from virtually any location around the world, at no cost. However, you will bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies. A virtual special meeting makes it possible for more stockholders (regardless of size, resources or physical location) to have direct access to information, while saving Heliogen and the Heliogen Stockholders time and money.

Q:     What is the difference between holding shares of Heliogen Common Stock as a stockholder of record and as a beneficial owner?

A:     If your shares of Heliogen Common Stock are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, to be the “stockholder of record.” If you are a stockholder of record, this proxy statement/prospectus and your proxy card have been sent directly to you by or on behalf of Heliogen. As a stockholder of record, you may attend the Heliogen Special Meeting and vote your shares of Heliogen Common Stock at the Heliogen Special Meeting using the control number on the enclosed proxy card.

If your shares of Heliogen Common Stock are held through a bank, broker or other nominee, you are considered the “beneficial owner” of those shares held in “street name.” If you are a beneficial owner of shares of Heliogen Common Stock held in “street name,” this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares of Heliogen Common Stock by following their instructions for voting. You are also invited to attend the Heliogen Special Meeting. However, because you are not the stockholder of record, you may not vote your shares of Heliogen Common Stock at the Heliogen Special Meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     Please sign, date and return (or grant your proxy electronically over the internet or by telephone for) each proxy card and voting instruction form that you receive to ensure that all of your shares of Heliogen Common Stock are voted.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms, if your shares of Heliogen Common Stock are registered differently or are held in more than one account. For example, if you hold your shares of Heliogen Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold those shares. If you are a stockholder of record and your shares of Heliogen Common Stock are registered in more than one name, you will receive more than one proxy card. Please vote all voting materials that you receive.

Q:     What happens if I sell or transfer my shares of Heliogen Common Stock after the Record Date but before the Heliogen Special Meeting?

A:     The Record Date for the Heliogen Special Meeting is earlier than the date of the Heliogen Special Meeting and the expected Effective Time. If you sell or transfer your shares of Heliogen Common Stock after the Record Date but before the Heliogen Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you sell or transfer those shares of Heliogen Common Stock and each of you notifies Heliogen in writing of such special arrangements, you will transfer the right to receive the per share Merger Consideration with respect to such shares of Heliogen Common Stock, if the Mergers are completed, to the person to whom you sell or transfer your shares of Heliogen Common Stock, but you will retain your right to vote shares of Heliogen Common Stock held as of the Record Date at the Heliogen Special Meeting. Even if you sell or transfer your shares of Heliogen Common Stock after the Record Date, we encourage you to sign, date and return the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card).

Q:     What is a proxy?

A:     A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Heliogen Common Stock. The written document describing the matters to be considered and voted on at the Heliogen Special Meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of Heliogen Common Stock is called a “proxy card.” You may follow the instructions on the proxy card to designate a proxy by telephone or by the internet in the same manner as if you had signed, dated and returned a proxy card. The Heliogen Board of Directors asks you to appoint Christiana Obiaya, with full powers of substitution and re-substitution, as your proxy holder to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Q:     If a Heliogen Stockholder gives a proxy, how will the shares of Heliogen Common Stock covered by the proxy be voted?

A:     Regardless of the method you choose to grant your proxy, the individuals named on the enclosed proxy card will vote your shares of Heliogen Common Stock in the way that you direct.

If you sign your proxy card but do not mark the boxes showing how your shares of Heliogen Common Stock should be voted on a matter, the shares of Heliogen Common Stock represented by your properly signed proxy will be voted as recommended by the Heliogen Board of Directors with respect to each proposal. This means that they will be voted: (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Heliogen Special Meeting by:

•        signing another proxy card with a later date and returning it to Heliogen prior to the Heliogen Special Meeting;

•        submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy;

•        delivering a written notice of revocation to Heliogen’s Corporate Secretary; or

•        attending the Heliogen Special Meeting and voting at the Heliogen Special Meeting using the control number on the enclosed proxy card.

If you hold your shares of Heliogen Common Stock in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Heliogen Special Meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Q:     Where can I find the voting results of the Heliogen Special Meeting?

A:     If available, Heliogen may announce preliminary voting results at the conclusion of the Heliogen Special Meeting. Heliogen intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Heliogen Special Meeting. All reports that Heliogen files with the SEC are publicly available when filed. For more information, see the section of this proxy statement/prospectus captioned “Where You Can Find More Information.”

Q:     Are holders of Heliogen Common Stock entitled to appraisal rights?

A:     No. Holders of Heliogen Common Stock are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “No Appraisal Rights.”

Q:     What are the material U.S. federal income tax consequences of the Mergers?

A:     The obligations of the parties to complete the Mergers are conditioned on, among other things, the receipt by each of Zeo Energy and Heliogen of an opinion from its respective outside counsel (or another nationally recognized law firm reasonably satisfactory to Zeo Energy or Heliogen, as applicable), each dated and based on the facts and law existing as of the date of the Mergers and relying upon customary assumptions and certain representations made by the parties, that, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as “the Code”). Provided that the Mergers so qualify, U.S. Holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Zeo Energy Class A Common Stock in exchange for Heliogen Common Stock in the Mergers (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Zeo Energy Class A Common Stock). For additional information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”

The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is limited to U.S. Holders, is intended to provide only a general discussion, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Mergers. In addition, the tax consequences to each Heliogen Stockholder will depend on his, her or its particular circumstances. Accordingly, all Heliogen Stockholders are urged to consult their own tax advisors for a full understanding of the particular tax consequences of the Mergers.

Q:     When are the Mergers expected to be completed?

A:     Zeo Energy and Heliogen are working with reasonable efforts to complete the Mergers as quickly as possible. Zeo Energy and Heliogen currently expect to complete the Mergers in the third quarter of 2025. However, the exact timing of completion of the Mergers, if at all, cannot be predicted because the Mergers are subject to the conditions to Closing specified in the Merger Agreement, many of which are outside of the control of both Zeo Energy and Heliogen.

Q:     If I am a Heliogen Stockholder, how will I receive the Merger Consideration to which I am entitled?

A:     If you are a holder of book-entry shares representing eligible shares of Heliogen Common Stock which are held through DTC, the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, the Merger Consideration, cash in lieu of any fractional shares of Zeo Energy Class A Common Stock and any dividends and other distributions on the shares of Zeo Energy Class A Common Stock issuable as Merger Consideration, in each case, for such book-entry shares of Heliogen Common Stock held through DTC.

If you are a holder of record of book-entry shares of Heliogen Common Stock which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the Effective Time, (i) a notice advising you of the effectiveness of the Mergers, (ii) a statement reflecting the aggregate whole number of shares of

Zeo Energy Class A Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) a cheque in the amount equal to the cash payable in lieu of any fractional shares of Zeo Energy Class A Common Stock and any dividends and other distributions on the shares of Zeo Energy Class A Common Stock issuable to you as Merger Consideration.

No interest will be paid or accrued on any amount payable for shares of Heliogen Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.

For additional information on the exchange of shares of Heliogen Common Stock for the Merger Consideration, see the section entitled “The Merger Agreement — Merger Consideration.”

Q:     If I am a holder of shares of Heliogen Common Stock, will the shares of Zeo Energy Class A Common Stock issued in the Mergers receive a dividend?

A:     After the completion of the Mergers, the shares of Zeo Energy Class A Common Stock issued in connection with the Mergers will carry with them the right to receive the same dividends, if any, on shares of Zeo Energy Class A Common Stock as all other holders of shares of Zeo Energy Class A Common Stock, for any dividend the record date for which occurs after the Mergers is completed.

Zeo Energy has never paid any cash dividends on the Zeo Energy Common Stock. The Zeo Energy Board of Directors currently intends to retain any future earnings to support operations and to finance the growth and development of its business and does not intend to pay cash dividends on the Zeo Energy Class A Common Stock for the foreseeable future. Any future determination related to its dividend policy will be made at the discretion of the Zeo Energy Board of Directors.

Q:     What do I need to do now?

A:     We encourage you to read this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents that we refer to or incorporate by reference in this proxy statement/prospectus carefully and consider how the Mergers affect you.

Then, even if you expect to attend the Heliogen Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a prepaid reply envelope is provided for your convenience), or grant your proxy electronically over the internet or via telephone (using the instructions found on the proxy card), so that your shares of Heliogen Common Stock can be voted at the Heliogen Special Meeting. If you hold your shares of Heliogen Common Stock in “street name,” please refer to the voting instruction form provided by your bank, broker or other nominee for information on how to vote your shares of Heliogen Common Stock. If you attend the Heliogen Special Meeting and vote at the Heliogen Special Meeting, your vote will revoke any previously submitted proxy.

Q:     Who can help answer my questions?

A:     If you have any questions concerning the Mergers, the Merger Proposal, the Heliogen Special Meeting or this proxy statement/prospectus, would like additional copies of the enclosed proxy statement or need help submitting your proxy or voting your shares of Heliogen Common Stock, please contact our proxy solicitation agent:

MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call Toll Free: (800) 322-2885
Email: proxy@mackenziepartners.com

Q:     Where can I find more information about Zeo Energy, Heliogen and the Mergers?

A:     You can find out more information about Zeo Energy, Heliogen and the Mergers by reading this proxy statement/prospectus and, with respect to Zeo Energy and Heliogen, from various sources described in the section entitled “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this proxy statement/prospectus and its annexes carefully and in its entirety and the other documents referred to in this proxy statement/prospectus before you decide how to vote with respect to the proposals to be considered and voted on at the Heliogen Special Meeting. In addition, Heliogen incorporates by reference important business and financial information into this proxy statement/prospectus, as further described in the section entitled “Where You Can Find More Information.” You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item in this proxy statement/prospectus.

Introduction

Parties to the Mergers

Heliogen

Heliogen is a renewable energy technology company focused on delivering round-the-clock, low-carbon U.S. energy production, using concentrated sunlight and thermal energy storage to deliver cost-effective, load-following, high-capacity factor thermal and electric energy.

Heliogen (formerly known as Athena Technology Acquisition Corp., or “Athena”) was a blank check or “special purpose acquisition” company, incorporated as a Delaware corporation on December 8, 2020, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Athena completed its initial public offering in March 2021. HelioMax Merger Sub, Inc., a Delaware corporation, was a wholly-owned subsidiary of Athena, formed by Athena on May 27, 2021 to consummate the business combination transaction. On December 30, 2021, HelioMax Merger Sub merged with and into Heliogen Holdings, Inc. (formerly known as Heliogen, Inc.) whereupon the separate corporate existence of HelioMax Merger Sub ceased with Heliogen Holdings, Inc. continuing as the surviving corporation and a subsidiary of Athena. Upon the closing of the business combination, Athena changed its name to Heliogen, Inc.

Heliogen Common Stock is currently quoted on the OTCQX under the ticker symbol “HLGN.”

Zeo Energy

Zeo Energy is a vertically integrated provider of comprehensive residential solar energy solutions. The company designs, procures, sells, installs, and maintains solar energy systems while also offering additional energy efficiency equipment, services, and roofing solutions. Its customer base is primarily concentrated in Florida, Texas, Arkansas, Missouri, Ohio, and Illinois, with an expanding presence in markets such as California, Colorado, Minnesota, Utah, and Virginia.

Originally incorporated as ESGEN Acquisition Corp. in the Cayman Islands as a blank check company, Zeo Energy transformed following its merger with Sunergy Renewables, LLC in March 2024. Sunergy was established through the contributions of Sunergy Solar LLC and Sun First Energy LLC — entities with deep experience in residential solar installations in Florida. With approximately 190 personnel as of December 31, 2024, Zeo Energy now trades publicly on Nasdaq under the ticker symbol “ZEO.”

Merger Sub I

Merger Sub I, a Delaware corporation, is a direct, wholly owned subsidiary of Zeo Energy. Merger Sub I is newly formed and was organized for the purpose of entering into the Merger Agreement and effecting the Mergers. Merger Sub I has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Mergers.

Merger Sub II

Merger Sub II, a Delaware limited liability company, is a direct, wholly owned subsidiary of Zeo Energy. Merger Sub II is newly formed and was organized for the purpose of entering into the Merger Agreement and effecting the Mergers. Merger Sub II has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Mergers.

The Heliogen Special Meeting

Date, Time and Place

The Heliogen Special Meeting will be held on August 8, 2025, at 6:00 a.m. Pacific Time (9 a.m. Eastern Time). You may attend and vote during the Heliogen Special Meeting at www.virtualshareholdermeeting.com/HLGN2025SM. You will need to log in by entering your unique 16-digit control number included on your proxy card accompanying this proxy statement/prospectus. Only one person will be able to log in with that unique 16-digit control number at any time. Once you have properly registered, you may enter the Heliogen Special Meeting. You will be able to listen to the Heliogen Special Meeting live and vote online. You will need the control number found on your proxy card or voting instruction form in order to participate in the Heliogen Special Meeting (including voting your shares of Heliogen Common Stock). We believe that a virtual meeting provides expanded access, improved communication and cost savings for Heliogen Stockholders.

If you encounter technical difficulties accessing the Heliogen Special Meeting or during the Heliogen Special Meeting, a support line will be available on the login page of the Heliogen Special Meeting website.

Purpose

At the Heliogen Special Meeting, we will ask stockholders to vote on (1) the Merger Proposal and (2) the Adjournment Proposal.

•        The Merger Proposal:    The proposal to adopt the Merger Agreement, pursuant to which (i) in accordance with the DGCL, at the Effective Time, Merger Sub I will merge with and into Heliogen, with Heliogen surviving the First Merger as the First Surviving Corporation and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and the DLLCA, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as the Surviving Company.

•        The Adjournment Proposal:    In addition to the Merger Proposal, Heliogen Stockholders are also being asked to approve any proposal to adjourn the Heliogen Special Meeting form time to time, to a later date or dates, if determined by the Heliogen Board of Directors or the chairperson of the Heliogen Special Meeting to be necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Heliogen Special Meeting. Under the Heliogen Bylaws, if a quorum is not present, the Heliogen Stockholders entitled to vote at the Heliogen Special Meeting and present virtually or represented by proxy may adjourn the Heliogen Special Meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. In addition, the Heliogen Special Meeting could be postponed before it commences, subject to the terms of the Merger Agreement. If the Heliogen Special Meeting is adjourned or postponed, Heliogen Stockholders who have already submitted their proxies will be able to revoke or change them at any time before they are voted at the Heliogen Special Meeting.

Record Date; Shares of Heliogen Common Stock Entitled to Vote; Quorum

Only Heliogen Stockholders as of the close of business on the Record Date are entitled to notice of, and to vote at, the Heliogen Special Meeting. A list of Heliogen Stockholders of record entitled to vote at the Heliogen Special Meeting will be available for inspection by Heliogen Stockholders for any purpose germane to the Heliogen Special Meeting at Heliogen’s principal corporate offices located at 130 West Union Street, Pasadena, California 91103,

during ordinary business hours for a period of no less than ten days ending on the day before the date of the Heliogen Special Meeting. You will need the control number included on your proxy card or otherwise provided by your bank, broker or other nominee to access the stockholder list during the Heliogen Special Meeting.

As of the Record Date, there were 6,165,848 shares of Heliogen Common Stock outstanding and entitled to vote at the Heliogen Special Meeting. Each share of Heliogen Common Stock outstanding as of the close of business on the Record Date is entitled to one vote per share of Heliogen Common Stock on each matter properly submitted for a vote at the Heliogen Special Meeting.

The presence virtually or represented by proxy of the holders of shares of Heliogen Common Stock having a majority of the votes that could be cast by the holders of all outstanding shares of Heliogen Common Stock entitled to vote at the Heliogen Special Meeting shall constitute a quorum.

Votes Required

Approval of the Merger Proposal requires the Heliogen Stockholder Approval, being the affirmative vote of the holders of a majority in voting power of the outstanding shares of Heliogen Common Stock as of the Record Date. Approval of the Merger Proposal by Heliogen Stockholders is a condition to the Closing under the Merger Agreement.

Approval of the Adjournment Proposal requires the affirmative vote of the majority of the voting power of the shares of Heliogen Common Stock at the Heliogen Special Meeting and entitled to vote on the subject matter.

Recommendation of the Heliogen Board of Directors

At a meeting held on May 21, 2025, the Heliogen Board of Directors, by a unanimous vote of all directors, (i) determined that the terms of the Merger Agreement and the Transactions, including the Mergers and the issuance of shares of Zeo Energy Class A Common Stock in connection therewith, are fair to, and in the best interests of, Heliogen and the Heliogen Stockholders, (ii) determined that it is in the best interests of Heliogen and the Heliogen Stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery by Heliogen of the Merger Agreement, the performance by Heliogen of its covenants and agreements contained therein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained therein and (iv) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Heliogen Stockholders approve the Transactions, including the Mergers, and adopt the Merger Agreement. For a description of the reasons considered by the Heliogen Board of Directors, see the section of this proxy statement captioned “The Merger — Reasons for the Merger; Recommendations of the Heliogen Board of Directors.”

Opinion of Financial Advisor

PEP Advisory LLC (“PEP Advisory”) rendered its opinion to the Heliogen Board of Directors that, as of May 21, 2025 (and subsequently confirmed on May 28, 2025) and based upon and subject to the factors and assumptions set forth therein, the per share Merger Consideration to be received by holders of outstanding shares of Heliogen Common Stock, other than holders of Excluded Shares (as defined therein), in the Transactions pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of PEP Advisory, dated May 21, 2025 (the “PEP Opinion”), which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the PEP Opinion, is attached as Annex C to this proxy statement/prospectus. PEP Advisory provided the PEP Opinion for the information and assistance of the Heliogen Board of Directors in connection with its consideration of the Transactions. The PEP Opinion is not a recommendation as to how any holder of Heliogen Common Stock should vote with respect to the Transactions, or any other matter.

For a description of the PEP Opinion, see the section of this proxy statement captioned “Opinion of Heliogen’s Financial Advisor.”

Effects of the Mergers

The Merger Agreement provides that, subject to the terms and satisfaction (or, if applicable, waiver) of the conditions set forth therein, (i) in accordance with the DGCL, at the Effective Time, Merger Sub I will merge with and into Heliogen, with Heliogen surviving the First Merger as the First Surviving Corporation and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and DLLCA, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as the Surviving Company as a wholly owned subsidiary of Zeo Energy. We refer to the time the Second Merger becomes effective as the Second Effective Time.

As a result of the Mergers, Heliogen will cease to be a publicly traded company. If the Mergers are completed, Heliogen Stockholders will not own any shares of capital stock of the Surviving Company as a result of the Mergers.

The Effective Time will occur upon the date and time of the filing of a certificate of merger with respect to the First Merger (the “First Certificate of Merger”), and acceptance of the First Certificate of Merger by, the Secretary of State of the State of Delaware (or at a later date and time as Heliogen, Zeo Energy and the Merger Subs may agree and specify in the First Certificate of Merger).

Immediately after the First Merger, but in any event on the same day as the Effective Time, the Second Effective Time will occur upon the filing of a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”), and acceptance of the Second Certificate of Merger by, the Secretary of State of the State of Delaware (or at a later date and time as Heliogen, Zeo Energy and the Merger Subs may agree and specify in the Second Certificate of Merger).

Treatment of Capital Stock, Heliogen Options, Heliogen RSUs and Heliogen Warrants

Capital Stock.

Subject to the terms and conditions of the Merger Agreement:

•        At the Effective Time, by virtue of the First Merger, each share of Heliogen Common Stock (other than Cancelled Shares) will be cancelled and automatically converted into the right to receive (i) a number of shares of Zeo Energy Class A Common Stock equal to the Exchange Ratio, without interest, which we refer to as the “Share Merger Consideration”, and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled, which we refer to as the “Fractional Share Consideration”, subject to any required tax withholding.

•        Zeo Energy will not issue fractional shares of Zeo Energy Class A Common Stock in the First Merger. Instead, each holder of Heliogen Common Stock who otherwise would be entitled to receive fractional shares of Zeo Energy Class A Common Stock (after aggregating all shares of such holder) will be entitled to an amount in cash, without interest, equal to such fraction of a share of Zeo Energy Class A Common Stock to which such holder would otherwise be entitled multiplied by $1.5859, being the Parent Stock Price, rounded to the nearest whole cent, subject to any required tax withholding.

•        The “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration divided by (B) the Heliogen Fully-Diluted Shares, which as of June 24, 2025 was equal to 6,605,298, by (ii)  $1.5859, which we refer to as the “Parent Stock Price”; and the “Total Merger Consideration” is $10.0 million, less (x) 50% of the Net Cash Collar Floor, or plus (y) 50% of the Net Cash Collar Ceiling. “Net Cash” is the cash and cash equivalents and other current assets of Heliogen and its subsidiaries as of the Closing (as defined in the Merger Agreement), less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses.

Heliogen Equity Awards.

The Merger Agreement provides that each outstanding option to purchase Heliogen Common Stock (the “Heliogen Options”) will automatically accelerate such that all Heliogen Options are fully vested as of immediately prior to the Effective Time and, at the Effective Time:

•        each Heliogen Option outstanding and unexercised as of immediately prior to the Effective Time, with an exercise price per share that is less than the Per Share Purchase Price, such Heliogen Options, the “In-the-Money Options”, will be cancelled and such holder will be entitled to receive a number of shares of Zeo Energy Class A Common Stock equal to (A) the Exchange Ratio multiplied by (B) the quotient obtained by dividing (x) the product of (I) the excess of the Per Share Purchase Price over the per share exercise price of such Heliogen Option, multiplied by (II) the number of shares of Heliogen Common Stock subject to such Heliogen Option immediately prior to the Effective Time, by (y) the Per Share Purchase Price, together with any Fractional Share Consideration payable in accordance with the terms of the Merger Agreement, without interest and subject to any required tax withholding;

•        each Heliogen Option with an exercise price per share that is equal to or greater than the Per Share Purchase Price that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be cancelled without the payment of consideration therefor; and

•        each Heliogen RSU relating to shares of Heliogen Common Stock (whether vested or unvested) will automatically accelerate and be fully vested and cancelled and such holder will be entitled to receive the Merger Consideration in respect of each share of Heliogen Common Stock covered by such RSU, without interest and subject to any required tax withholding.

Heliogen Warrants.

The Merger Agreement provides that:

•        as of immediately prior to the Effective Time, each outstanding Commercial Warrant will accelerate to be fully vested in accordance with its terms;

•        at the Effective Time, to the extent such Commercial Warrant remains unexercised as of the Effective Time, each outstanding Commercial Warrant will automatically be cancelled without any payment of consideration (including Merger Consideration) therefor; and

•        at the Effective Time, each outstanding and unexercised SPAC Warrant will automatically, in accordance with the terms of the Athena Warrant Agreement, cease to represent a SPAC Warrant and become a right to purchase and receive, in lieu of shares of Heliogen Common Stock, the portion of the Merger Consideration that such holder would have received if such holder had exercised such SPAC Warrant immediately prior to the Effective Time, subject to the terms and conditions of the Athena Warrant Agreement.

Effect on Heliogen if the Mergers Are Not Completed

The consummation of the Mergers is subject to numerous conditions, including (1) the receipt of the Heliogen Stockholder Approval, (2) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and (3) other customary closing conditions. For a more complete description of the conditions to the completion of the Mergers, please see the section titled “The Merger Agreement — Conditions to Completion of the Mergers.”

If the Mergers are not completed for any reason, the price of Zeo Energy Class A Common Stock and/or the price of Heliogen Common Stock may decline to the extent that the market price thereof reflects or previously reflected positive market assumptions that the Mergers would be completed, and the benefits of the Mergers would be realized. In addition, Zeo Energy and Heliogen have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Mergers. These expenses must be paid regardless of whether the Mergers are consummated. If the Mergers are not consummated, Heliogen may be required under certain circumstances to pay Zeo Energy a termination fee of $450,000. There is no assurance that the Mergers will be consummated. If the Mergers are not completed in a timely manner, Zeo Energy and Heliogen may have to materially alter their respective business plans, including pausing and/or terminating the development of their respective products and research & development plans. For example, Heliogen will require substantial additional financing to achieve its goals and failure to obtain additional capital when needed, at all or on acceptable terms to it, could cause Heliogen to delay, limit, reduce, or terminate its product development. Furthermore, both Heliogen and Zeo Energy may suffer negative reactions from their respective employees, partners, customers and suppliers in the event the Mergers are not consummated. In addition, if the Mergers are not completed, either or both of Heliogen and Zeo Energy could become subject to litigation related to any failure to complete the Mergers or to perform their respective obligations under the Merger Agreement.

If the Mergers are not completed, Heliogen and Zeo Energy cannot assure their respective stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Heliogen or Zeo Energy, as the case may be. See the section titled “The Merger Agreement — Termination of the Merger Agreement.”

Interests of Heliogen’s Directors and Executive Officers in the Mergers

In considering the recommendation of the Heliogen Board of Directors with respect to the Merger Proposal and the Adjournment Proposal, Heliogen Stockholders should be aware that the directors and executive officers of Heliogen have interests in the Mergers that may be different from, or in addition to, the interests of Heliogen Stockholders generally. The members of the Heliogen Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Heliogen Stockholders approve the Merger Proposal and the Adjournment Proposal. See the section titled “The Mergers — Interests of Heliogen Directors and Executive Officers in the Mergers.”

Management and Zeo Energy Board of Directors of Zeo Energy After the Mergers

There will be no change to the board of directors of Zeo Energy as a result of the Mergers, and the directors of Zeo Energy as of immediately prior to the Effective Time will continue to serve as the directors of Zeo Energy after completion of the Mergers.

The executive officers of Zeo Energy immediately prior to the Effective Time will continue to serve as the executive officers of Zeo Energy after completion of the Mergers.

Material U.S. Federal Income Tax Consequences of the Mergers

The obligations of the parties to complete the Mergers are conditioned on, among other things, the receipt by each of Zeo Energy and Heliogen of an opinion from its respective outside counsel (or another nationally recognized law firm reasonably satisfactory to Zeo Energy or Heliogen, as applicable), each dated and based on the facts and law existing as of the date of the Mergers and relying upon customary assumptions and certain representations made by the parties, that, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the Mergers so qualify, U.S. Holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Zeo Energy Class A Common Stock in exchange for Heliogen Common Stock in the Mergers (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Zeo Energy Class A Common Stock). For additional information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”

The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is limited to U.S. Holders, is intended to provide only a general discussion, and is not a complete analysis or description of all potential U.S.

No Solicitation of Other Acquisition Proposals

During the period from the date of the Merger Agreement on May 28, 2025 until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Heliogen is subject to customary “no-shop” restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals.”) from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative Acquisition Proposals, subject to a customary “fiduciary out” provision that allows Heliogen, under certain specified circumstances, and subject to a customary match right for Zeo Energy, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an acquisition proposal if the Heliogen Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that any such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal and promptly (and in any event within twenty-four hours) provides to Zeo Energy any material non-public information concerning Heliogen that is provided to any person given such access which was not previously provided to Zeo Energy or its representatives. For more information, see the section of this proxy statement captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals.”

Heliogen is not entitled to terminate the Merger Agreement to enter into an agreement for a Superior Proposal (as defined in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals,”) unless it complies with certain procedures in the Merger Agreement, including providing certain information regarding the Superior Proposal to Zeo Energy and engaging in good faith negotiations with Zeo Energy during a specified period. If Heliogen terminates the Merger Agreement in order to accept a Superior Proposal from a third party, it must pay a termination fee of $450,000 to Zeo Energy. For more information, see the section of this proxy statement captioned “The Merger Agreement — Change of Recommendation; Match Right.”

Change in the Recommendation of the Heliogen Board of Directors

The Heliogen Board of Directors may not withdraw, modify, amend or qualify (in a manner adverse to Zeo Energy) its recommendation that Heliogen Stockholders adopt the Merger Agreement or take certain similar actions other than, under certain circumstances, if the Heliogen Board of Directors determines in good faith, after consultation with their respective financial advisors and outside legal counsel, that an alternative acquisition proposal (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, and in each case, that the failure to take such action would be reasonably likely to be inconsistent with the Heliogen directors’ fiduciary duties under applicable Law, in which case Heliogen may take the following actions: (x) furnish nonpublic information with respect to Heliogen to the person making such acquisition proposal and its representatives acting on such person’s behalf, if, and only if, prior to so furnishing such information, Heliogen receives from such person an executed Acceptable Confidentiality Agreement (as defined in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals,”) and Heliogen also provides Zeo Energy, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Zeo Energy, and (y) engage in discussions or negotiations with such person with respect to such acquisition proposal then provided that Heliogen complies with certain procedures in the Merger Agreement.

For more information, see the section of this proxy statement captioned “The Merger Agreement — Change of Recommendation; Match Right.”

Financing of the Mergers

The Mergers are not conditioned on any financing arrangements or contingencies.

Conditions to the Closing of the Mergers

Conditions to Obligations of all Parties.

The respective obligations of each party to the Merger Agreement to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Zeo Energy, the Merger Subs and Heliogen in writing, as the case may be:

•        Heliogen Stockholder Approval.    Heliogen shallhave obtained Heliogen Stockholder Approval.

•        Nasdaq Listing.    The shares of Zeo Energy Class A Common Stock to be issued in the Mergers shall have been approved for listing on Nasdaq (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

•        Form S-4.    The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by or before the SEC seeking a stop order.

•        No Legal Prohibition.    No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

Conditions to Obligations of Zeo Energy and the Merger Subs.

The obligations of Zeo Energy and the Merger Subs to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Zeo Energy and the Merger Subs in writing, as the case may be:

•        Representations and Warranties.    (i) Specified representations and warranties of Heliogen that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Heliogen set forth in Section 3.8(a) of the Merger Agreement shall be true and correct in all respects; and (iii) the other representations and warranties of Heliogen set forth in the Merger Agreement (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct as of the date of the Merger Agreement and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        Performance of Covenants.    Heliogen shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

•        No Material Adverse Effect.    No Material Adverse Effect of Heliogen shall have occurred on or after the date of the Merger Agreement and be continuing as of immediately prior to the Effective Time.

•        Company Officer Certificate.    Zeo Energy and the Merger Subs shall have received from Heliogen a certificate, dated as of the Closing Date and signed by Heliogen’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the bullets immediately above have been satisfied.

•        Zeo Energy Tax Opinion.    Zeo Energy shall have received the written opinion of Zeo Energy’s counsel, Ellenoff Grossman & Schole LLP, or another nationally recognized law firm reasonably satisfactory to Zeo Energy, dated as of the Closing Date and in form and substance reasonably satisfactory to Zeo Energy, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Zeo Energy’s counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to Zeo Energy) may rely upon certain representations and certifications made by Heliogen (the “Heliogen Tax Representation Letter”) and by Zeo Energy and the Merger Subs (the “Zeo Energy Tax Representation Letter”) in connection with such opinion.

•        Rights Agreement Amendment.    The SRA Amendment (as defined below) shall be in full force and effect, and the Rights Agreement and each of the Preferred Share Purchase Rights shall automatically terminate (or, to the extent a person other than Zeo Energy shall have become an “Acquiring Person” (as defined therein) under the Rights Agreement prior to the Closing such that the Preferred Share Purchase Rights become exercisable thereunder, be exchanged for shares of Heliogen Common Stock entitled to receive the Merger Consideration) upon or immediately prior to the Effective Time.

•        Minimum Net Cash at Closing.    The Net Cash at Closing shall be equal to or greater than $10.0 million.

Conditions to Obligations of Heliogen.

The obligations of Heliogen to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Heliogen:

•        Representations and Warranties.    (i) Specified representations and warranties of Zeo Energy and the Merger Subs that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Zeo Energy and Merger Sub set forth in Section 4.8 of the Merger Agreement shall be true and correct in all respects; and (iii) the other representations and warranties of Zeo Energy and the Merger Subs set forth in the Merger Agreement (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct as of the date of the Merger Agreement and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        Performance of Obligations of Zeo Energy and Merger Sub.    Each of Zeo Energy and the Merger Subs shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Closing.

•        Zeo Energy Closing Certificate.    Heliogen shall have received from Zeo Energy a certificate dated as of the Closing Date and signed by Zeo Energy’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the bullets immediately above have been satisfied.

•        Heliogen Tax Opinion.    Heliogen shall have received a written opinion from Heliogen’s counsel, Cooley LLP, or another nationally recognized law firm reasonably satisfactory to Heliogen, dated as of the Closing Date and in form and substance reasonably satisfactory to Heliogen, to the effect that, on the basis of facts, representations and assumptions, set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Heliogen’s counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to Heliogen) may rely upon the Heliogen Tax Representation Letter and the Zeo Energy Tax Representation Letter.

Termination of the Merger Agreement

Termination by Zeo Energy or Heliogen

The Merger Agreement may be terminated at any time before the Effective Date:

•        by mutual written consent of Zeo Energy and Heliogen; or

•        by either Zeo Energy or Heliogen, if:

•        any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions contemplated by the Merger Agreement;

•        the Effective Time shall not have occurred on or prior to 5:00 p.m. New York City time on September 29, 2025 (the “Outside Date”); provided that in the event that (x) the Effective Time has not occurred prior to the original Outside Date and the only conditions to Closing that has not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are then capable of being satisfied) are the mutual conditions to closing of each of Heliogen and Zeo Energy regarding the Heliogen Stockholder Approval, applicable approval by Nasdaq of the listing of Zeo Energy Class A Common Stock issued in the Mergers at Closing, and the registration statement, of which this proxy statement/prospectus forms a part, being declared effective by the SEC and (y) the SEC shall have conducted a review of the Form S-4 after it was initially filed with the SEC, then the Outside Date shall automatically be extended to November 12, 2025; provided further, that, that the right to terminate the Merger Agreement shall not be available to any party whose breach of a covenant under the Merger Agreement in any material respect has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

•        the Heliogen Stockholder Approval has not been obtained upon a vote taken thereon at the Heliogen special meeting duly convened therefor or at any adjournment or postponement thereof).

Termination by Heliogen

The Merger Agreement may be terminated at any time before Closing by Heliogen if:

•        (1)(a) Zeo Energy or the Merger Subs has breached, failed to perform or violated their respective covenants or agreements under the Merger Agreement, which breach, failure to perform or violation would reasonably be expected to have a material adverse effect on Zeo Energy or (b) any of the representations and warranties of Zeo Energy or Merger Subs in the Merger Agreement have become inaccurate, which inaccuracy (without giving effect to any qualification as to materiality or material adverse effect contained therein) would reasonably be expected to have a material adverse effect on Zeo Energy; (2) such breach, failure to perform, violation or inaccuracy is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured before the earlier of the business day immediately prior to the Outside Date and the 20th calendar day following receipt of written notice from Heliogen of such breach, failure to perform, violation or inaccuracy; and (3) Heliogen is not then in material breach of the Merger Agreement, which breach would give rise to the failure of the conditions to Closing in the Merger Agreement related to the accuracy of the representations and warranties of Heliogen, the performance by Heliogen of its obligations prior to Closing, and the absence of a material adverse effect on Heliogen;

•        at any time prior to receipt of the Heliogen Stockholder Approval in order to enter into a definitive agreement providing for a Superior Proposal in compliance with the limitations described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”; provided, that concurrently with or prior to (and as a condition to) the termination of the Merger Agreement, Heliogen pays or causes to be paid to Zeo Energy the termination fee (as described below); or

•        if Zeo Energy had not have filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Zeo Energy 10-Q”) within thirty (30) days after the date of the Merger Agreement; provided, that upon the Zeo Energy 10-Q being filed with the SEC, Heliogen shall no longer have the right to terminate the Merger Agreement for such failure. However, this Zeo Energy 10-Q was filed on June 16, 2025, which was within such 30 day period.

Termination by Zeo Energy

The Merger Agreement may be terminated by Zeo Energy:

•        prior to obtaining the Heliogen stockholder approval, (i) the Heliogen Board of Directors shall have effected a Change of Recommendation, (ii) following the commencement of a tender or exchange offer relating to the Heliogen Common Stock by a third party, the Heliogen Board of Directors states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Heliogen Board Recommendation and recommend that the holders of shares of Heliogen Common Stock reject such tender or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five (5) Business Days prior to the Heliogen Stockholders Meeting); or (iii) the Heliogen or the Heliogen Board of Directors shall have failed to include in this proxy statement/prospectus the Heliogen Board Recommendation; or

•        at any time before the closing, if (1) Heliogen has breached, failed to perform or violated its covenants or agreements under the Merger Agreement or any of the representations and warranties of Heliogen in the Merger Agreement have become inaccurate, in either event in a manner that would give rise to failure of the conditions in the Merger Agreement related to the representations and warranties of Zeo Energy and Merger Subs and the performance by Zeo Energy and Merger Subs of their respective obligations prior to closing; (2) such breach, failure to perform, violation or inaccuracy is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured before the earlier of the business day immediately prior to the Outside Date and the 20th calendar day following receipt of written notice from Zeo Energy of such breach, failure to perform, violation or inaccuracy; and (3) neither Zeo Energy nor Merger Subs is then in material breach of the Merger Agreement such that, even taking into account any cure period, Heliogen would have the right to terminate the Merger Agreement.

Termination Fee

The Merger Agreement provides that Heliogen will pay Zeo Energy a termination fee of $450,000 if any one of the following occur:

•        If (A) (x) Zeo Energy terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date or for failure of Heliogen to have obtained the approval of its stockholders for the Merger Proposal in the Special Meeting upon a vote taken thereon at such meeting duly convened therefor (or any adjournment or postponement of the Special Meeting) or (y) Heliogen terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date (and at such time Zeo Energy would be permitted to terminate the Merger Agreement as provided in subsection (x)), or (z) Zeo Energy terminates the Merger Agreement as a result of Heliogen’s breach, or failure to perform the representations, warranties, covenants or agreements that would result in a failure of the closing conditions to the Merger Agreement relating to representations or warranties, or covenants and agreements, respectively, either (1) relating to the non-solication obligations of Heliogen contained in the Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals” or (2) that first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date of the Merger Agreement and prior to the date of such termination a bona fide Acquisition Proposal is publicly disclosed (whether by Heliogen or a third party), or otherwise made known to the Heliogen Board of Directors or Heliogen management, and in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) business days prior to the earlier of the date of the Special Meeting and the date of such termination, and (C) within twelve (12) months of such termination, a transaction implementing an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into (whether or not the transaction implementing such Acquisition Proposal is subsequently consummated). In which case such termination fee shall be paid on the date that is the earlier of (1) the date any such Acquisition Proposal is consummated and (2) the date of entry into any such definitive agreement. Such term “Acquisition Proposal” shall mean an applicable change in ownership of Heliogen to refer to a change of fifty percent (50%), as otherwise defined in the Merger Agreement.

•        If Zeo Energy terminates the Merger Agreement (or the Merger Agreement is terminated by Zeo Energy or Heliogen pursuant to another provision of the Merger Agreement at the time when Zeo Energy would be permitted to terminate the Merger Agreement) because of any of the following:

•        (1) prior to obtaining the approval by the Heliogen stockholders of the Merger Proposal in the Special Meeting, the Heliogen Board of Directors shall have effected a Change of Recommendation,

•        (2) following the commencement of a tender or exchange offer relating to the Heliogen Common Stock by a third party, the Heliogen Board of Directors states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Heliogen Board Recommendation and recommend that the holders of shares of Heliogen Common Stock reject such tender or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five (5) business days prior to the Special Meeting); or

•        (3) Heliogen or the Heliogen Board of Directors shall have failed to include its recommendation in favor of the Merger Proposal in this proxy statement/prospectus as required by the Merger Agreement. A “Change of Recommendation” means to do any of the following: (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal or any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the non-solicitation provisions of the Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”); (2) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy, the Heliogen recommendation of its board of directors in favor of the Merger Proposal, or resolve or agree to take any such action; (3) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) Business Days after the public disclosure of such Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy or Merger Sub, such rejection of such Acquisition Proposal) and reaffirm the Heliogen board of director’s recommendation in favor of the Merger Proposal with Zeo Energy within such ten (10) business day period (or, if earlier, by the second business day prior to the Special Meeting); or (4) fail to include the Heliogen board of director’s recommendation in favor of the Merger Proposal in this proxy statement/prospectus.

•        Heliogen terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date at a time when Zeo Energy would be permitted to terminate this Agreement pursuant to the foregoing bullet point.

•        Heliogen terminates the Merger Agreement at any time prior to the approval by Heliogen’s stockholders of the Merger Proposal in the Special Meeting in order to enter into a definitive agreement providing for a “superior proposal” (as defined in the non-solicitation provision of the Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”).

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, written notice thereof shall be given by the terminating party to the other party specifying the Merger Agreement provision pursuant to which such termination is made, and the Merger Agreement will become null and void (except that provisions relating to the effect of termination, payment of the termination fee and certain other miscellaneous provisions, together with the confidentiality agreement between Heliogen and Zeo Energy, will survive any such termination), and there will be no liability on the part of any of the parties; provided that no party will be relieved of liability for any fraud or willful breach of the Merger Agreement prior to such termination.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the cost or expense.

Appraisal Rights

Heliogen Stockholders are not entitled to appraisal rights under Delaware law in connection with the Mergers. See the section entitled “No Appraisal Rights.”

Voting Agreements

In connection with the execution of the Merger Agreement, certain Heliogen Stockholders entered into voting and support agreements with Heliogen, Zeo Energy and the Merger Subs, and which we refer to as the “Voting Agreements”. As of June 24, 2025, such Heliogen Stockholders beneficially owned an aggregate of approximately 23.5% of the outstanding shares of Heliogen Common Stock.

Pursuant to the Voting Agreements, such Heliogen Stockholders have agreed, among other things, to: (i) vote their beneficially owned voting securities of Heliogen in favor of the Mergers, the adoption and execution by Heliogen of the Merger Agreement, as amended from time to time, and the approval of the terms thereof and the transactions, and any other proposal necessary or advisable for the consummation thereof; and (ii) comply with certain restrictions on the transfer or disposition of such securities, in each case subject to the terms and conditions contained therein.

The Voting Agreements will terminate upon the earliest to occur of: (1) the Effective Time, subject to certain specified exceptions therein; (2) the valid termination of the Merger Agreement in accordance with its terms; (3) the entry into, without the prior written consent of such Heliogen Stockholder, any amendment to the Merger Agreement or waiver of Zeo Energy’s obligations thereunder that results in a decrease or change in the form of Merger Consideration (other than as contemplated by the Merger Agreement), in each case that adversely affects the consideration payable to such Heliogen Stockholder, or (4) the mutual written agreement of Heliogen, Zeo Energy and such Heliogen Stockholder to terminate the Voting Agreement.

Amendment to Rights Agreement

On May 28, 2025, Heliogen entered into Amendment No. 4 (the “SRA Amendment”) to the Rights Agreement between Heliogen and Continental Stock Transfer & Trust Company, as Rights Agent, dated April 16, 2023, and as amended from time to time (the “Rights Agreement”). As a result of the SRA Amendment, Zeo Energy and the Merger Subs shall not be deemed an “Acquiring Person” (as defined in the Rights Agreement) by virtue of (i) the execution of, or Zeo Energy and the Merger Subs’ entry into, the Merger Agreement, (ii) the execution of, or Zeo Energy and the Merger Subs’ entry into, any other contract or instrument in connection with the Merger Agreement, or (iii) Zeo Energy and the Merger Subs’ acquisition or right to acquire, beneficial ownership of Heliogen’s securities as a result of their execution of the Merger Agreement. The SRA Amendment will terminate upon the termination of the Merger Agreement for any reason. Additionally, the SRA Amendment provides that the Rights (as defined in the Rights Agreement) and the Rights Agreement will terminate and expire immediately prior to the Effective Time.

Risk Factors and Risk Factor Summary

Both Zeo Energy and Heliogen are subject to various risks associated with their businesses and their industries. In addition, the Mergers, including the possibility that the Mergers may not be completed, pose a number of risks to each company and its respective stockholders. You should carefully read this proxy statement/prospectus, including the annexes, and especially consider the material risks discussed below and these and other risks discussed in greater detail under the section titled “Risk Factors” of this proxy statement/prospectus, and the risk factors contained in Heliogen’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Zeo Energy and Heliogen encourage you to read and consider all of these risks carefully before deciding how to vote with respect to the Merger Proposal and the Adjournment Proposal to be considered and voted on at the Heliogen Special Meeting. For additional information, see the section entitled “Where You Can Find More Information.”

Risk Factors Relating to the Mergers

•        The Mergers may not be completed on the terms or timeline currently contemplated, or at all.

•        The Exchange Ratio will not be adjusted based on the market price of Zeo Energy Class A Common Stock, so the consideration at the closing of the Mergers may have a greater or lesser value than at the time the Merger Agreement was signed.

•        If the Mergers are completed, Heliogen Stockholders will receive shares of Zeo Energy Class A Common Stock as the Merger Consideration and will accordingly become Zeo Energy stockholders. Zeo Energy Class A Common Stock may be affected by different factors than those that affect Heliogen Common Stock, and Zeo Energy stockholders will have different rights than Heliogen Stockholders.

•        Litigation relating to the Mergers, if any, could result in an injunction preventing the completion of the Mergers and/or substantial costs to Zeo Energy and Heliogen.

•        Zeo Energy or Heliogen may waive one or more of the closing conditions to the Mergers without re-soliciting stockholder approval.

•        Heliogen Stockholders will be forfeiting all rights with respect to their shares of Heliogen Common Stock other than the right to receive the Merger Consideration, including the right to participate directly in any earnings or future growth of Heliogen.

•        Heliogen Stockholders and Zeo Energy stockholders will not be entitled to appraisal rights in the Mergers.

•        The selected unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of Zeo Energy following completion of the Mergers.

•        The Merger Agreement limits Heliogen’s ability to pursue alternatives to the Mergers, may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require Heliogen to pay Zeo Energy a termination fee.

•        Sales of substantial amounts of Zeo Energy Class A Common Stock in the open market by former Heliogen Stockholders could depress its stock price.

•        The pendency of the Mergers could adversely affect the business and operations of Zeo Energy and Heliogen.

•        Current Heliogen Stockholders will have a reduced ownership interest and voting power in the Combined Company after the Mergers.

•        Directors and executive officers of Heliogen have interests in the Mergers that may be different from, or in addition to, those of Heliogen Stockholders generally, which could have influenced their decisions to support or approve the Mergers.

•        The opinion of Heliogen’s financial advisor will not reflect changes in circumstances after the date of such opinion.

•        If the Mergers do not qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders may be required to pay additional U.S. federal income taxes.

Risk Factors Relating to the Combined Company

•        Zeo Energy expects to incur substantial costs and expenses related to the integration of the Combined Company upon the consummation of the Mergers, which costs and expenses are difficult to estimate accurately.

•        Zeo Energy may fail to realize all of the anticipated benefits of the Mergers or those benefits may take longer to realize than expected.

•        The integration of Heliogen into Zeo Energy may not be as successful as anticipated.

•        Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Mergers.

•        If the Combined Company is unable to compete effectively, the results of operations of the Combined Company will be materially and adversely affected.

•        The Zeo Energy and Heliogen prospective financial information is inherently subject to uncertainties.

•        Combined company stockholders may experience dilution in the future.

Risk Factors Relating to Zeo Energy’s Business

•        The solar energy industry is an emerging market which is constantly evolving and additional demand for solar energy systems may not develop to the size or at the rate Zeo Energy expects.

•        Zeo Energy faces competition from electric utilities, retail electric providers, independent power producers, renewable energy companies and other market participants.

•        A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers would harm Zeo Energy’s business, financial condition and results of operations.

•        Zeo Energy may be unable to sustain its net losses.

•        Zeo Energy’s growth depends in part on the success of its relationships with third parties such as its equipment suppliers, subcontractors and dealers, including dealers who market to customers and bring the resulting solar contracts to Zeo Energy for fulfillment.

•        Due to the limited number of suppliers in Zeo Energy’s industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, announcement or imposition of tariffs or duties or other limitation in Zeo Energy’s ability to obtain components or technologies its uses could result in sales and installation delays, cancellations and loss of customers.

•        Increases in the cost or reduction in supply of solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on Zeo Energy’s business, financial condition and results of operations.

•        There can be no assurance that Zeo Energy will be able to comply with the continued listing standards of Nasdaq.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which Zeo Energy and Heliogen refer you to in this proxy statement/prospectus may include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to future events and anticipated results of operations and business strategies, statements regarding the Transactions, including the anticipated benefits of the Mergers and the Transactions, the anticipated impact of the Mergers on the Combined Company’s business and future financial and operating results, the expected amount and timing of synergies from the Transactions, and the anticipated closing date for the proposed Mergers and the Transactions and other aspects of operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the Combined Company or the market price of the shares of Zeo Energy Class A Common Stock or the shares of Heliogen Common Stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to:

•        the ability of the parties to consummate the Mergers and related Transactions on a timely basis or at all;

•        the risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the Mergers;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•        the ability to realize the anticipated benefits of the Mergers, including the possibility that the expected benefits from the Mergers will not be realized or will not be realized within the expected time period or uncertainties relating to financial condition, financial performance and results of the combined company following completion of the Mergers;

•        disruption from the Transaction making it more difficult to maintain business and operational relationships;

•        effects relating to the announcement of the Mergers or any further announcements relating to the Transaction or the consummation of the Mergers on the market price of Zeo Energy Class A Common Stock, Heliogen Common Stock or on Zeo Energy’s financial condition or operating results;

•        the impact of transaction costs and unknown or inestimable liabilities on the Mergers or on Zeo Energy’s operating results;

•        the risk of litigation and/or regulatory actions related to the Transactions, including resulting expense or delay;

•        the exertion of Zeo Energy management’s time and Zeo Energy’s resources, and other expenses incurred in connection with any regulatory or governmental consents or conditions or approvals for the Transaction;

•        the possibility that competing offers will be made to acquire Heliogen;

•        the effect of the announcement or pendency of the transaction on Zeo Energy and Heliogen’s business relationships, operating results, and business generally;

•        market volatility and changes in economic conditions;

•        changes in general economic conditions, including unemployment, inflation (including the impact of tariffs) or deflation, U.S. and other countries’ tariffs or other trade restrictions, financial institution disruptions and/or geopolitical conflicts or events;

•        the failure to realize the anticipated benefits of the Mergers, which may be affected by, among other things, competition, the ability of Zeo Energy to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees;

•        intense competition and competitive pressures from electric utilities and other companies in the industry in which Zeo Energy operates;

•        the reduction or elimination of government economic incentives to the renewable energy market;

•        competitive factors, including new market entrants and changes in the competitive environment and increased competition;

•        customer demand for Zeo Energy’s products and services;

•        Zeo Energy and Heliogen’s ability to attract, integrate and retain principal officers, key employees or directors;

•        the ability of Zeo Energy to issue equity or equity-linked securities or related financing or obtain debt financing;

•        Zeo Energy’s ability to develop new services and product features;

•        loss by Zeo Energy of suppliers or other supply chain disruptions, or increases in costs of Zeo Energy’s raw materials or components of its products;

•        the impact of the transaction on Zeo Energy’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights;

•        changes in tax and other laws, regulations, rates and policies, or the impact of new accounting pronouncements; and

•        each of the other factors detailed under the section entitled “Risk Factors.”

All of the forward-looking statements Zeo Energy and Heliogen make in this proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information detailed in Heliogen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Heliogen’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, Current Reports on Form 8-K and other filings Heliogen makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information.”

Except as required by law, neither Zeo Energy nor Heliogen undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Heliogen Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Occurrence of any of the risks described below or any of the uncertainties described under “Cautionary Note Regarding Forward-Looking Statements” could have a material adverse effect on Heliogen’s, Zeo Energy’s or the Combined Company’s businesses, financial condition, cash flows and results of operations. Please see the section of this proxy statement/prospectus captioned “Where You Can Find More Information” beginning on page 228.

Risk Factors Relating to the Mergers

The Mergers may not be completed on the terms or timeline currently contemplated, or at all. Zeo Energy stockholders and Heliogen Stockholders will be subject to a number of material risks if the Mergers are not completed on the terms or timeline currently contemplated, or at all.

The consummation of the Mergers is subject to numerous conditions, including (1) the receipt of the Heliogen Stockholder Approval, (2) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and (3) other customary closing conditions. For a more complete description of the conditions to the completion of the Mergers, please see the section of this proxy statement/prospectus captioned “The Merger Agreement — Conditions to Completion of the Mergers.”

If the Mergers are not completed for any reason, the price of Zeo Energy Class A Common Stock and/or the price of Heliogen Common Stock may decline to the extent that the market price thereof reflects or previously reflected positive market assumptions that the Mergers would be completed, and the benefits of the Mergers would be realized. In addition, Zeo Energy and Heliogen have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Mergers. These expenses must be paid regardless of whether the Mergers are consummated. If the Mergers are not consummated, Heliogen may be required under certain circumstances to pay Zeo Energy a termination fee of $450,000. There is no assurance that the Mergers will be consummated. If the Mergers are not completed in a timely manner, Zeo Energy and Heliogen may have to materially alter their respective business plans, including pausing and/or terminating the development of their respective products and research & development plans. For example, Heliogen will require substantial additional financing to achieve its goals and failure to obtain additional capital when needed, at all or on acceptable terms to it, could cause Heliogen to delay, limit, reduce, or terminate its product development. Further both Heliogen and Zeo Energy may suffer negative reactions from their respective employees, partners, customers and suppliers in the event the Mergers are not consummated. In addition, if the Mergers are not completed, either or both of Heliogen and Zeo Energy could become subject to litigation related to any failure to complete the Mergers or to perform their respective obligations under the Merger Agreement.

If the Mergers are not completed, Heliogen and Zeo Energy cannot assure their stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Heliogen or Zeo Energy. See the section of this proxy statement/prospectus captioned “The Merger Agreement — Termination of the Merger Agreement.”

The Exchange Ratio will not be adjusted based on the market price of Zeo Energy Class A Common Stock, so the consideration at the closing of the Mergers may have a greater or lesser value than at the time the Merger Agreement was signed.

The Exchange Ratio will not change based on changes in the trading price of Zeo Energy Class A Common Stock. Therefore, if before the completion of the Mergers, the market price of Zeo Energy Class A Common Stock increases from the market price on the date of the Merger Agreement, Heliogen Stockholders could then receive Merger Consideration with substantially higher value for their shares of Heliogen Common Stock than the parties had negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Immediately following the Mergers, the pre-Merger equityholders of Heliogen are expected to hold approximately 11% of the shares of Zeo Energy Common Stock, the pre-Merger equityholders of Zeo Energy are expected to hold approximately 89% of the shares of Zeo Energy Common Stock, in each case, based on the illustrative Exchange Ratio on a fully diluted basis (which assumes conversion of Zeo Energy’s Class V Common Stock), subject to further adjustments, including based upon the Heliogen Net Cash at Closing. The Minimum Net Cash Condition means that the Heliogen Net Cash must be no less than $10.0 million in order for Zeo Energy to be required to complete the Mergers. To satisfy the Minimum Net Cash Condition, Heliogen may be required to reduce its liabilities by divesting certain of its existing assets, although there is no guarantee that Heliogen will be able to divest such assets on favorable terms, if at all, or that Heliogen will otherwise be able to satisfy the Minimum Net Cash Condition at Closing. For a more complete description of the Mergers, please see the section captioned “The Merger Agreement — Merger Consideration” beginning on page 158 of this proxy statement/prospectus.

If the Mergers are completed, Heliogen Stockholders will receive shares of Zeo Energy Class A Common Stock as the Merger Consideration and will accordingly become Zeo Energy stockholders. Zeo Energy Class A Common Stock may be affected by different factors than those that affect Heliogen Common Stock, and Zeo Energy stockholders will have different rights than Heliogen Stockholders.

Upon consummation of the Mergers, Heliogen Stockholders will receive shares of Zeo Energy Class A Common Stock as the Merger Consideration and will accordingly become Zeo Energy stockholders. Zeo Energy’s business differs from that of Heliogen, and Zeo Energy’s results of operations and stock price may be adversely affected by factors different from those that would affect Heliogen’s results of operations and stock price. Following the completion of the Mergers, Heliogen will be part of a larger company, so decisions affecting Heliogen may be made in respect of the larger combined business as a whole rather than the Heliogen business individually. For a discussion of the businesses of Zeo Energy and Heliogen and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information,” including, in particular, in the sections entitled “Risk Factors” in Heliogen’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2025.

In addition, Heliogen Stockholders receiving shares of Zeo Energy Class A Common Stock will have rights as Zeo Energy stockholders that differ from the rights they had as Heliogen Stockholders before the Mergers. For a comparison of the rights of Zeo Energy stockholders to the rights of Heliogen Stockholders, see the section entitled “Comparison of Stockholders’ Rights.”

Litigation relating to the Mergers, if any, could result in an injunction preventing the completion of the Mergers and/or substantial costs to Zeo Energy and Heliogen.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against such claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Zeo Energy’s and Heliogen’s respective liquidity and financial condition. Lawsuits that may be brought against Zeo Energy, Heliogen or their respective directors and officers could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Mergers. One of the conditions to the Closing of the Mergers is that no injunction by any governmental entity having jurisdiction over Zeo Energy, Heliogen or the Merger Subs has been entered and continues to be in effect and no law has been adopted, in either case, that prohibits the closing of the Mergers. If a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, that injunction may delay or prevent the Mergers from being completed within the expected time frame or at all, which may adversely affect Zeo Energy’s and Heliogen’s respective business, financial position and results of operations.

There can be no assurance that any defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Mergers is completed may adversely affect the Combined Company’s business, financial condition, results of operations and cash flows.

Zeo Energy or Heliogen may waive one or more of the closing conditions to the Mergers without re-soliciting stockholder approval.

To the extent permitted by law, Zeo Energy or Heliogen may determine to waive, in whole or part, one or more of the conditions to its obligations to consummate the Mergers under the Merger Agreement. Zeo Energy and Heliogen currently expect to evaluate the materiality of any waiver and its effect on Heliogen Stockholders, in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination as to whether to waive any condition to the Mergers or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of any such waiver will be made by Zeo Energy and/or Heliogen, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

Heliogen Stockholders will be forfeiting all rights with respect to their shares of Heliogen Common Stock other than the right to receive the Merger Consideration, including the right to participate directly in any earnings or future growth of Heliogen.

If the Mergers are completed, Heliogen Stockholders will cease to have any equity interest in Heliogen and will not participate in its earnings or any future growth, except indirectly through ownership of shares of Zeo Energy Class A Common Stock received as part of the Merger Consideration.

Heliogen Stockholders and Zeo Energy stockholders will not be entitled to appraisal rights in the Mergers.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the DGCL § 262(b), stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).

Heliogen Stockholders will not be entitled to appraisal rights in the Mergers with respect to their shares of Heliogen Common Stock. Shares of Zeo Energy Class A Common Stock are listed on Nasdaq and are expected to continue to be so listed on the Record Date for the Heliogen Special Meeting. Because holders of shares of Heliogen Common Stock will receive shares of Zeo Energy Class A Common Stock in the Mergers and cash in lieu of fractional shares, holders of shares of Heliogen Common Stock will also not be entitled to appraisal rights in the Merger with respect to their shares of Heliogen Common Stock.

The selected unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of Zeo Energy following completion of the Mergers.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Zeo Energy’s actual financial position or results of operations would have been had the Mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the Mergers. Further, Zeo Energy’s actual results and financial position after the Mergers may differ materially and adversely from the unaudited pro forma condensed combined financial data that are included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of Heliogen as of the date of the completion of the Mergers. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this proxy statement/prospectus. For further discussion, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data.”

The Merger Agreement limits Heliogen’s ability to pursue alternatives to the Mergers, may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require Heliogen to pay Zeo Energy a termination fee.

The Merger Agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Heliogen that might result in greater value to Heliogen Stockholders than the Mergers, or may result in a potential competing acquirer of Heliogen proposing to pay a lower per share price to acquire Heliogen than it might otherwise have proposed to pay. These provisions include a general prohibition on Heliogen from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Heliogen Board of Directors, entering into discussions with any third party regarding any Acquisition Proposal for Heliogen or offer for a competing transaction. Further, even if the Heliogen Board of Directors withholds, withdraws, qualifies or modifies its recommendation with respect to the Merger Proposal, unless the Merger Agreement has been terminated in accordance with its terms, Heliogen will still have an obligation to submit the Merger Proposal to a vote by its stockholders. The Merger Agreement further provides that under specified circumstances, including after a change of recommendation by the Heliogen Board of Directors and a subsequent termination of the Merger Agreement by the other party in accordance with its terms, Heliogen may be required to pay Zeo Energy a termination fee of $450,000. For additional information, see the sections entitled “The Merger Agreement — No Solicitation of Other Acquisition Proposals,” “The Merger Agreement — Change of Recommendation; Match Rights,” and “The Merger Agreement — Termination of the Merger Agreement.”

Sales of substantial amounts of Zeo Energy Class A Common Stock in the open market by former Heliogen Stockholders could depress its stock price.

Other than shares held by persons who will be affiliates of Zeo Energy after the Closing, shares of Zeo Energy Class A Common Stock that are issued to Heliogen Stockholders, including those shares issued upon the exercise of outstanding stock options or restricted stock units, will be freely tradable without restrictions or further registration under the Securities Act. If the Mergers are completed and if former Heliogen Stockholders and Heliogen employees sell substantial amounts of shares of Zeo Energy Class A Common Stock in the public market following consummation of the Mergers, the market price of shares of Zeo Energy Class A Common Stock may decrease.

The pendency of the Mergers could adversely affect the business and operations of Zeo Energy and Heliogen.

Parties with which Zeo Energy or Heliogen do business may experience uncertainty associated with the Mergers, including with respect to current or future business relationships with Zeo Energy or Heliogen. Zeo Energy’s and Heliogen’s business relationships may be subject to disruption as parties with which Zeo Energy or Heliogen do business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Zeo Energy or Heliogen. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of each company, including an adverse effect on Zeo Energy’s ability to realize the anticipated benefits of the Mergers. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Mergers or termination of the Merger Agreement.

Current Heliogen Stockholders will have a reduced ownership interest and voting power in the Combined Company after the Mergers.

Immediately following the Mergers, the Heliogen Stockholders as of immediately prior to the Mergers are expected to hold approximately 11% of the Combined Company’s common stock and Zeo Energy stockholders as of immediately prior to the Mergers are expected to hold approximately 89% of the Combined Company’s common stock, in each case, calculated based on the illustrative Exchange Ratio on a fully diluted basis (which assumes conversion of Zeo Energy’s Class V Common Stock) as of June 24, 2025. For a more complete description of the Mergers, please see the section titled “The Merger Agreement — Terms of the Merger; Merger Consideration.”

Heliogen Stockholders and Zeo Energy stockholders currently have the right to vote for their respective directors and on certain other matters affecting their respective companies. If and when the Mergers occur, each Zeo Energy stockholder will remain a stockholder of Zeo Energy with a percentage ownership of Zeo Energy that will be smaller than the stockholder’s percentage of Zeo Energy prior to the Mergers (without considering such stockholder’s current ownership of shares of Heliogen Common Stock, if any). Correspondingly, each Heliogen Stockholder who receives shares of Zeo Energy Class A Common Stock will become a Zeo Energy stockholder with a percentage ownership of Zeo Energy that will be smaller than the stockholder’s percentage ownership of Heliogen (without considering such stockholder’s current ownership of Zeo Energy Common Stock, if any). Zeo Energy stockholders will have less voting power in Zeo Energy than they currently have, and former Heliogen Stockholders will have less voting power in Zeo Energy than they now have in Heliogen. Each of Zeo Energy’s and Heliogen’s pre-Merger stockholders, respectively, as a group, will be able to exercise less influence over the management and policies of the Combined Company following the consummation of the Mergers than they are able to exercise over Zeo Energy or Heliogen, as applicable, immediately prior to the consummation of the Mergers.

The market price of shares of Zeo Energy Class A Common Stock may be affected by factors different from those that historically have affected shares of Heliogen Common Stock and will continue to fluctuate after the Mergers.

Upon completion of the Mergers, holders of Heliogen Common Stock will become holders of Zeo Energy Class A Common Stock. Zeo Energy’s business differs from that of Heliogen in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Zeo Energy after the Mergers, as well as the market price of shares of Zeo Energy Class A Common Stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Heliogen. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Zeo Energy Class A Common Stock, regardless of Zeo Energy’s actual operating performance. As a result, the market price of shares of Zeo Energy Class A Common Stock may fluctuate significantly following completion of the Mergers, and holders of Heliogen Common Stock prior to the Mergers could lose some or all of the value of their investment in Zeo Energy Class A Common Stock that they will hold upon consummation of the Mergers.

Directors and executive officers of Heliogen have interests in the Mergers that may be different from, or in addition to, those of Heliogen Stockholders generally, which could have influenced their decisions to support or approve the Mergers.

In considering whether to approve the proposals at the Heliogen Special Meeting, Heliogen Stockholders should recognize that directors and executive officers of Heliogen have interests in the Merger that may differ from, or that are in addition to, their interests as Heliogen Stockholders. These interests may include, among others, agreements that certain officers have entered into with Heliogen that provide for the acceleration of Heliogen Options and Heliogen RSUs in the event the officer experiences a qualifying termination of employment within a specified period following a change of control of Heliogen, payments of severance benefits under Heliogen’s change-in-control severance agreements with executive officers, agreements that certain executive officers have entered into with Zeo Energy that provide for grants of Zeo Energy equity awards following the Effective Time and certain indemnification obligations. For additional information, see the sections entitled “The Merger — Interests of Heliogen Directors and Executive Officers in the Mergers,” and “The Merger Agreement — Employee Matters.”

The Heliogen Board of Directors were aware of these interests at the time it approved the Merger Agreement. These interests may cause Heliogen’s directors and executive officers to view the Mergers differently than Heliogen Stockholders may view it.

As of June 24, 2025, Heliogen directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 103,725 shares of Heliogen Common Stock, representing 1.7% of the voting power of Heliogen Common Stock.

The opinion of Heliogen’s financial advisor will not reflect changes in circumstances after the date of such opinion.

Heliogen received an oral opinion (subsequently confirmed in writing) written opinion, dated May 21, 2025, which we refer to as the “PEP Opinion”, from PEP Advisory, its financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth in the PEP Opinion, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Heliogen. The PEP Opinion did not constitute a recommendation to the Heliogen Board of Directors (or any member thereof) as to how it should vote with respect to the Mergers or any other matter. Changes in the operations or prospects of Zeo Energy or Heliogen, general market and economic conditions and other factors that may be beyond the control of Zeo Energy and Heliogen, and on which the PEP Opinion was based, may alter the value of Zeo Energy or Heliogen or the prices of shares of Zeo Energy Class A Common Stock or shares of Heliogen Common Stock by the time the Mergers are completed. Heliogen has not obtained, and does not expect to request, updated opinions from PEP Advisory. The PEP Opinion does not speak to any date other than May 21, 2025, being the date of the opinion. See the section of this proxy statement/prospectus titled “The Merger Agreement — Opinion of Heliogen’s Financial Advisor.” A copy of the PEP Opinion is attached hereto as Annex C and is incorporated by reference herein in its entirety.

Financial projections regarding Zeo Energy and Heliogen may not prove accurate.

In connection with the Mergers, Zeo Energy and Heliogen prepared and considered internal financial forecasts for Zeo Energy and Heliogen. These financial projections are based on several assumptions, including regarding future operating cash flows, expenditures and income of Zeo Energy and Heliogen, including benefits to be realized from the Mergers. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, within projected timeframes or at all. The failure of Zeo Energy and Heliogen to achieve projected results could have a material adverse effect on the price of each company’s common stock prior to consummation the Mergers and the Combined Company’s financial position after the consummation of the Mergers.

If the Mergers do not qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders may be required to pay additional U.S. federal income taxes.

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies, and the parties have agreed to report the Mergers as, a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

It is a condition to the completion of the Mergers that each of Heliogen and Zeo Energy receives an opinion from counsel, dated as of the Closing Date, to the effect that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the Registration Statement of which this joint proxy statement/prospectus is a part, each of Ellenoff Grossman & Schole LLP and Cooley has delivered an opinion to Zeo Energy and Heliogen, respectively, to the same effect as the opinions described in the preceding sentence. Each such opinion will be or is based on, among other things, certain facts and representations, each made by officers of Zeo Energy and Heliogen, and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations and assumptions are, or become, inaccurate or incomplete, such opinions may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinions.

No ruling has been, or will be, sought by Zeo Energy or Heliogen from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers”) generally will be treated as if they sold their Heliogen Common Stock in a fully taxable transaction.

If the Mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code, a U.S. stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Heliogen Common Stock for Zeo Energy Class A Common Stock, except with respect to cash received by such holder in lieu of fractional shares of Zeo Energy Class A Common Stock. If the Mergers, taken together, will constitute a single integrated transaction that does not so qualify, the exchange of Heliogen Common Stock for Zeo Energy Class A Common Stock in the Mergers generally will be a taxable transaction for U.S. federal income tax purposes.

See the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of the material U.S. federal income tax consequences of the Mergers. Please consult your tax advisors as to the specific tax consequences to you of the Mergers, including the tax consequences if the Mergers do not qualify as a “reorganization” under Section 368(a) of the Code.

Risk Factors Relating to the Combined Company

Zeo Energy expects to incur substantial costs and expenses related to the integration of the Combined Company upon the consummation of the Mergers, which costs and expenses are difficult to estimate accurately.

Zeo Energy expects to incur substantial costs and expenses in connection with completing the Mergers and integrating Heliogen’s business. While Zeo Energy has assumed that a certain level of transaction and integration costs and expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration costs and expenses, including any Heliogen liabilities that arise, or become known, following the Closing. Many of the costs and expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration costs and expenses could be greater or could be incurred over a longer period of time than Zeo Energy currently expects.

Zeo Energy may fail to realize all of the anticipated benefits of the Mergers or those benefits may take longer to realize than expected.

Zeo Energy believes that there are significant benefits and synergies that may be realized through leveraging the products, scale and combined enterprise customer bases of Zeo Energy and Heliogen. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt both companies’ existing operations if not implemented in a timely and efficient manner. The full benefits of the Transactions, including the anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the Mergers could adversely affect Zeo Energy’s results of operations or cash flows, cause dilution to the earnings per share of Zeo Energy, decrease or delay any accretive effect of the Mergers and negatively impact the price of Zeo Energy Class A Common Stock.

Following completion of the Mergers, Zeo Energy’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Heliogen into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with industry contacts and business partners.

In addition, Zeo Energy and Heliogen will be required to devote significant attention and resources prior to Closing to prepare for the post-Closing integration and operation of the surviving company, and Zeo Energy will be required post-Closing to devote significant attention and resources to successfully align the business practices and operations of Zeo Energy and Heliogen. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the Mergers.

The integration of Heliogen into Zeo Energy may not be as successful as anticipated.

The Mergers involve numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired businesses, and uncertainties related to design, operation and integration of Heliogen’s internal control over financial reporting. Difficulties in integrating Heliogen into Zeo Energy may result in Heliogen performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Zeo Energy’s and Heliogen’s existing businesses could also be negatively impacted by the Mergers. Potential difficulties that may be encountered in the integration process include, among other factors:

•        combining the companies’ operations and corporate functions;

•        reducing additional and unforeseen expenses such that integration costs more than anticipated;

•        avoiding delays in connection with the Mergers or the integration process;

•        integrating personnel from the two companies and minimizing the loss of key employees;

•        identifying and eliminating redundant and underperforming functions and assets;

•        harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•        maintaining existing agreements with distributors, providers and vendors and avoiding delays in entering into new agreements with distributors, providers and vendors;

•        addressing possible differences in business backgrounds, corporate cultures and management philosophies; and

•        consolidating the companies’ administrative and information technology infrastructure and financial systems.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the Combined Company.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Mergers.

The success of the Mergers will depend in part on the retention of personnel critical to the business and operations of the Combined Company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be quite competitive.

Current and prospective employees of Zeo Energy and Heliogen may experience uncertainty about their future role with the Combined Company until strategies with regard to these employees are announced or executed, which may impair Zeo Energy’s and Heliogen’s ability to attract, retain and motivate key management, sales, marketing, technical and field personnel, prior to and following the Mergers. Employee retention may be particularly challenging during the pendency of the Mergers, as employees of Zeo Energy and Heliogen may experience uncertainty about their future roles with Zeo Energy. If Zeo Energy and Heliogen are unable to retain personnel, including Zeo Energy’s and Heliogen’s key management, who are critical to the successful integration and future operations of the companies, Zeo Energy and Heliogen could face disruptions in their operations, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Mergers.

If key employees of Zeo Energy or Heliogen depart, the integration of the companies may be more difficult and Zeo Energy’s business following the Mergers may be harmed. Furthermore, Zeo Energy may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Zeo Energy and Heliogen, and the Combined Company’s ability to realize the anticipated benefits of the Mergers may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into Zeo Energy. No assurance can be given that, following completion of the Mergers, Zeo Energy will be able to attract or retain key employees of Zeo Energy and Heliogen to the same extent that those companies have been able to attract or retain their own employees in the past.

If the Combined Company is unable to compete effectively, the results of operations of the Combined Company will be materially and adversely affected.

The competitiveness of the Combined Company is based on factors including Zeo Energy’s and the Combined Company’s lean business model, sales model, vertical integration and scalable business platform, its combined ability to raise capital and enter into strategic transactions, and recruiting and retaining qualified management personnel. If the Combined Company is unable to compete based on such factors, the Combined Company’s results of operations and business prospects could be harmed.

The Combined Company will have multiple products and will need to prioritize and focus development on certain of its products. As a result, the Combined Company may forego or delay pursuit of opportunities for any future products that later prove to have greater commercial potential. The resource allocation decisions of the Combined Company may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Such failure may result in the combine company being unable to raise additional capital to continue to fund its existing programs and operations, and could lead to stockholders losing all or substantially all of their investment in Zeo Energy.

The Zeo Energy and Heliogen prospective financial information is inherently subject to uncertainties.

While presented with numeric specificity, the Zeo Energy and Heliogen prospective financial information provided herein was prepared based on numerous estimates, variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, regulatory, market and financial conditions and other future events, and additional matters specific to Zeo Energy’s or Heliogen’s business, as applicable, including the possibility of consummating certain other strategic transactions) that are inherently subjective and uncertain and are largely beyond the control of the respective management of each. As a result, actual results may differ from the prospective financial information. Since the prospective financial information covers multiple years, such information by its nature becomes less reliable with each successive year. The prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and are subject to risks and uncertainties, including the various risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The Zeo Energy and Heliogen prospective financial information was prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, Heliogen’s and Zeo Energy’s management. None of Grant Thornton LLP (“GT”), Zeo Energy’s independent auditor, nor PricewaterhouseCoopers LLP (“PwC”), Heliogen’s independent auditor, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither GT nor PwC expresses an opinion or any other form of assurance with respect thereto. PwC’s report included in this proxy statement/prospectus relates to Heliogen’s previously issued financial statements. GT’s report included in this proxy statement/prospectus relates to GT’s previously issued financial statements. Each such report does not extend to the prospective financial information and should not be read to do so. Furthermore, the Zeo Energy and Heliogen prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The inclusion of the Zeo Energy and Heliogen prospective financial information in this proxy statement/prospectus should not be regarded as an indication that Heliogen, Zeo Energy, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such prospective financial information necessarily to be predictive of actual future results or to support or fail to support the Heliogen Stockholder’s decision whether to vote for or against the Merger Proposal. The Heliogen and Zeo Energy prospective financial information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement are cautioned not to place undue reliance on this information. Unfavorable changes in any of these or other factors, most of which are beyond Zeo Energy’s or Heliogen’s control, could materially and adversely affect the Combined Company’s business, results of operations and financial results.

Combined company stockholders may experience dilution in the future.

From time to time in the future, the Combined Company may issue additional shares of Zeo Energy Common Stock or securities convertible into Zeo Energy Common Stock pursuant to a variety of transactions, including acquisitions. The issuance by the Combined Company of additional shares of Zeo Energy Common Stock or securities convertible into Zeo Energy Common Stock would dilute your ownership and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of shares of Zeo Energy Common Stock.

In the future, the Combined Company may expect to obtain financing or to further increase its capital resources by issuing additional shares of Zeo Energy capital stock or offering debt or other equity securities, including additional shares of common stock or warrants to purchase common stock, senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of Zeo Energy capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights Zeo Energy’s existing stockholders, reduce the market price of shares of Zeo Energy Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Zeo Energy’s ability to pay dividends to the holders of Zeo Energy Common Stock. Zeo Energy’s decision to issue securities in any future offering will depend on market conditions and other factors, which may adversely affect the amount, timing or nature of Zeo Energy’s future offerings. As a result, holders of Zeo Energy Common Stock bear the risk that Zeo Energy’s future offerings may reduce the market price of shares of Zeo Energy common stock and dilute their percentage ownership.

The Combined Company’s ability to use net operating loss (“NOL”) carryforwards and other tax attributes may be limited, including as a result of the Mergers.

Each of Heliogen and Zeo Energy has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the Combined Company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2024, Heliogen had U.S. federal NOL carryforwards and state NOL carryforwards of $244.4 million and $265.7 million, respectively, and Zeo Energy had U.S. federal NOL carryforwards and state NOL carryforwards of $0.7 million and $0.9 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income for such year determined without regard to such carryforwards. It is uncertain if and to what extent various states will conform to federal law and there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. In addition, under Sections 382 and 383 of the Code, U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Mergers or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

The business operations of the Combined Company will be subject to various and changing federal, state, local and foreign laws and regulations that could result in costs or sanctions that adversely affect the business and results of operations of the Combined Company.

The Combined Company will operate in an increasingly complex regulatory environment. Businesses in the countries in which the Combined Company will operate are subject to local, legal and political environments and regulations including with respect to employment, tax, statutory supervision and reporting and trade restriction. These regulations and environments are also subject to change.

Adjusting business operations to changing environments and regulations may be costly and could potentially render the particular business operations uneconomical, which may adversely affect the profitability of the Combined Company or lead to a change in the business operations.

Notwithstanding the best efforts of the Combined Company, it may not be in compliance with all regulations in the countries in which it operates at all times and may be subject to sanctions, penalties or fines as a result. These sanctions, penalties or fines may materially and adversely impact the profitability of the combined.

Heliogen and Zeo Energy may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Mergers from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Heliogen’s and Zeo Energy’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed, which may adversely affect Heliogen’s and Zeo Energy’s respective business, financial position and results of operations.

Risk Factors Relating to Zeo Energy’s Business

The following risk factors consist of risk factors relating to Zeo Energy’s business, and unless otherwise indicated or the context otherwise requires, all references in this section to “Zeo Energy,” “Zeo,” the “Company,” “we,” “us,” “our,” and other similar terms refer to Zeo Energy and its subsidiaries prior to the consummation of the Mergers, which will be the business of Zeo Energy and its consolidated subsidiaries after giving effect to the Mergers and the Transactions contemplated by the Merger Agreement.

Risks Related to the Solar Industry

The solar energy industry is an emerging market which is constantly evolving and additional demand for solar energy systems may not develop to the size or at the rate we expect.

The solar energy industry is an emerging and constantly evolving market opportunity. We believe the solar energy industry is still developing and maturing, and we cannot be certain that additional demand for solar energy systems will grow to the size or at the rate we expect. Any future growth of the solar energy market and the success of our solar service offerings depend on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide our solar service offerings cost effectively. If additional demand for solar energy systems does not develop to the size or at the rate we expect, our business may be adversely affected.

Solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from federal, state and local governments or utilities. If support diminishes materially for solar policy related to rebates, tax credits and other incentives, demand for our products and services may decrease and our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. These types of funding limitations could lead to inadequate financing support for the anticipated growth in our business. Furthermore, growth in residential solar energy depends in part on macroeconomic conditions, retail prices of electricity and customer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial wherewithal, credit scores or interest in entering into long-term contracts, even if such contracts would generate immediate and/or long-term savings.

Furthermore, market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, as discussed further below. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business.

At the international level, the United Nations-sponsored Paris Agreement requires member states, including the U.S., to submit non-binding, individually-determined greenhouse gas reduction goals known as “Nationally Determined Contributions” every five years after 2020. Former President Joe Biden committed the U.S. to a goal of reducing greenhouse gas emissions by 50 – 52% below 2005 levels by 2030, a target consistent with the Paris Agreement’s goal of “net-zero” greenhouse gas emissions by 2050. In contrast to the stated goals of President Biden’s administration, the administration of the newly-elected President Donald Trump, is less likely to create or support incentives to reduce greenhouse gas emissions. In January the newly-elected President Trump announced the U.S. will exit the Paris Agreement. As a result, support from the U.S. government for addressing climate change is likely to decrease, and as a result, consumer demand for clean energy may decrease. Additional international agreements or any legislation, regulation, or executive action within the U.S. addressing climate change, including any climate-related disclosure requirements and legislation or regulation.

We face competition from electric utilities, retail electric providers, independent power producers, renewable energy companies and other market participants.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large electric utilities. We believe our primary competitors are the electric utilities that supply electricity to our potential customers. We compete with these electric utilities primarily based on price (cents per kWh), predictability of future prices (by providing pre-determined annual price escalations) and the ease by which customers can switch to electricity generated by our solar energy systems. We may also compete based on other value-added benefits, such as reliability and carbon-friendly power. If we cannot offer compelling value to our customers based on these factors, our business may not grow.

Electric utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or services or respond more quickly to evolving industry standards and changes in market conditions than we can. Electric utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems. Electric utilities could also offer customers the option of purchasing electricity obtained from renewable energy resources, including solar, which would compete with our offerings. Moreover, regulated utilities are increasingly seeking approval to “rate-base” their own solar energy system and energy storage system businesses. Rate-basing means that utilities would receive guaranteed rates of return for their solar energy system and energy storage system businesses. This is already commonplace for utility-scale solar projects and commercial solar projects. While few utilities to date have received regulatory permission to rate-base residential solar energy systems or energy storage systems, our competitiveness would be significantly harmed should more utilities receive such permission because we do not receive guaranteed profits for our solar service offerings.

We also compete with retail electric providers and independent power producers not regulated like electric utilities but which have access to the utilities’ electricity transmission and distribution infrastructure pursuant to state, territorial and local pro-competition and consumer choice policies. These retail electric providers and independent power producers are able to offer customers electricity supply-only solutions that are competitive with our solar energy system options on both price and usage of renewable energy technology while avoiding the physical installations our current business model requires. This may limit our ability to acquire new customers, particularly those who have an aesthetic or other objection to putting solar panels on their roofs.

We also compete with solar companies with vertically integrated business models like our own. For example, some of our competitors offer their own consumer financing products to customers and/or produce one or more components of the solar energy system or energy storage system. In addition to financing and manufacturing, some other business models also include sales, engineering, installation, maintenance and monitoring services. Many of our vertically integrated competitors are larger than we are and offer certain vertical services that we do not. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or services or respond more quickly to evolving industry standards and changes in market conditions than we can. Solar companies with vertically integrated business models could also offer other value-added products or services that could help them to compete with us. Larger competitors may also be able to access financing at a lower cost of capital than we are able to obtain.

In addition, we compete with other residential solar companies who sell or finance products directly to consumers, inclusive of programs like “Property-Assessed Clean Energy” financing programs established by local governments. For example, we face competition from solar installation businesses that seek financing from external parties or utilize competitive loan products or state and local programs.

We also compete with solar companies that are marketed to potential customers by dealers, and we may also face competition from new entrants into the market as a result of the passage of the IRA and its impacts and benefits to the solar industry. Some of these competitors specialize in the distributed solar energy market and some may provide energy at lower costs than we do. Some of our competitors offer or may offer similar services and products as we do, such as direct outright sales of solar energy systems. Many of our competitors also have significant brand name recognition, lower barriers to entry into the solar market, greater capital resources than we have and extensive knowledge of our target markets. In addition, some of our competitors have an established business of providing construction, electrical contracting, or roofing services.

We also compete with community solar products offered by solar companies or sponsored by local governments and municipal power companies, as well as utility companies that provide renewable power purchase programs. Some customers might choose to subscribe to a community solar project or renewable subscriber programs instead of having a solar energy system installed on their home or business, which could affect our sales. Additionally, some utility companies (and some utility-like entities, such as community choice aggregators) have generation portfolios that are increasingly renewable in nature. As utility companies offer increasingly renewable portfolios to retail customers, those customers might be less inclined to have a solar energy system installed on their home or business, which could adversely affect our growth.

We have historically provided our services only to residential customers, but we may expand to other markets, including commercial and industrial customers. There is intense competition in the solar energy sector in the markets in which we operate and the markets into which we may expand. As new entrants continue to enter into these markets, and as we enter into new markets, we may be unable to grow or maintain our operations and we may be unable to compete with companies that have already established themselves in both the residential market and non-residential market.

As the solar industry grows and evolves, we will also face new competitors and technologies who are not currently in the market (including those resulting from the consolidation of existing competitors). Our industry is characterized by low technological barriers to entry, and well-capitalized companies, including utilities and integrated energy companies, could choose to enter the market and compete with us. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business, financial condition and results of operations.

A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers would harm our business, financial condition and results of operations.

Decreases in the retail price of electricity from electric utilities or from other retail electric providers, including other renewable energy sources such as larger-scale solar energy systems, could make our offerings less economically attractive. The price of electricity from utilities could decrease as a result of:

•        the construction of a significant number of new power generation plants, whether generated by natural gas, nuclear power, coal or renewable energy;

•        the construction of additional electric transmission and distribution lines;

•        a reduction in the price of natural gas or other natural resources as a result of increased supply due to new drilling techniques or other technological developments, a relaxation of associated regulatory standards or broader economic or policy developments;

•        less demand for electricity due to energy conservation technologies and public initiatives to reduce electricity consumption or to recessionary economic conditions; and

•        development of competing energy technologies that provide less expensive energy.

A reduction in electric utilities’ rates or changes to peak hour pricing policies or rate design (such as the adoption of a fixed or flat rate) could also make our offerings less competitive with the price of electricity from the electrical grid. If the cost of energy available from electric utilities or other providers were to decrease relative to solar energy generated from solar energy systems or if similar events impacting the economics of our offerings were to occur, we may have difficulty attracting new customers. For example, large utilities in some states have started transitioning customers to time-of-use rates and also have adopted a shift in the peak period for time-of-use rates to later in the day. Unless grandfathered under a different rate, customers with solar energy systems may be required to take service under time-of-use rates with the later peak period. Moving utility customers to time-of-use rates or the shift in the timing of peak rates for utility-generated electricity to include times of day when solar energy generation is less efficient or non-operable could also make our offerings less competitive. Time-of-use rates could also result in higher costs for our customers whose electricity requirements are not fully met by our offerings during peak periods.

Sales and installation of solar energy systems depend heavily on suitable meteorological and environmental conditions. If meteorological or environmental conditions are unexpectedly unfavorable, the electricity production from our solar service offerings may be below our expectations, and our ability to timely deploy new systems may be adversely impacted.

The energy produced and revenue and cash flows generated by a solar energy system depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of our systems, such as panels and inverters, could be damaged by severe weather or natural catastrophes, such as hailstorms, tornadoes, fires, or earthquakes. Homeowner insurance or homeowners generally bear the expense of repairing weather-related damage to solar energy systems. However, in these circumstances, we make our install teams available to remove, repair and reinstall the systems. Sustained unfavorable weather or environmental conditions also could unexpectedly delay the installation of our solar energy systems, leading to increased expenses and decreased revenue and cash flows in the relevant periods. Extreme weather conditions, including those associated with climate change, as well as the natural catastrophes that could result from such conditions, can severely impact our operations by delaying the installation of our systems, lowering sales, and causing a decrease in the output from our systems due to smoke or haze. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where our solar energy systems are installed. This could make our solar service offerings less economical overall or make individual systems less economical. Our economic model and projected returns on our solar energy systems require achievement of certain production results from our systems and, in some cases, we guarantee these results to our consumers. If the solar energy systems underperform for any reason, our business could suffer. Any of these events or conditions could harm our business, financial condition, and results of operations.

Climate change may have long-term impacts on our business, our industry, and the global economy.

Climate change poses a systemic threat to the global economy, and we believe it will continue to do so until our society transitions to renewable energy and decarbonizes. While our core business model seeks to accelerate this transition to renewable energy, there are inherent climate-related risks to our business operations. Warming temperatures throughout the U.S., including Florida, our biggest market, have contributed to extreme weather, intense drought, and increased wildfire risks. These events have the potential to disrupt our business, the operations of our third-party suppliers, and our customers, and may cause us to incur additional operational costs. For instance, natural disasters and extreme weather events associated with climate change can impact our operations by delaying the installation of our systems, leading to increased expenses and decreased revenue and cash flows. They can also cause a decrease in the output from our systems due to smoke or haze. Additionally, if weather patterns significantly shift due to climate change, it may be harder to predict the average annual amount of sunlight striking each location where our solar energy systems are installed and energy output from our systems could be reduced in the short-term or long-term in certain areas. This could make our solar service offerings less economical overall, make individual systems less economical, or reduce demand for our products, as well as damage our reputation to the extent energy generation from our products does not meet customer expectations. For more information regarding risks posed by meteorological conditions, see “Risk Factors — Sales and installation of solar energy systems depend heavily on suitable meteorological and environmental conditions. If meteorological or environmental conditions are unexpectedly unfavorable, the electricity production from our solar service offerings may be below our expectations, and our ability to timely deploy new systems may be adversely impacted.”

Our business has benefited from the declining cost of solar energy systems and energy storage system components and may be harmed to the extent the cost of such components stabilizes or increases in the future.

Our business has benefited from the declining cost of solar energy system and energy storage system components, and to the extent such costs stabilize, decline at a slower rate or increase, our future growth rate may be negatively impacted. The declining cost of solar energy system and energy storage system components and the raw materials necessary to manufacture them has been a key driver in the price of solar energy systems and energy storage systems and customer adoption of solar energy. While historically solar energy system and energy storage system components and raw material prices have declined, the cost of these components and raw materials have recently increased and may continue to increase in the future, and such products’ availability could decrease, due to a variety of factors, including growth in the solar energy system and energy storage system industries and the resulting increase in demand for solar energy system and energy storage system components and the raw materials necessary to manufacture them, supply chain disruptions, tariff penalties, duties, and trade barriers, export regulations, regulatory or contractual limitations, industry market requirements and industry standards, changes in technology, the loss of or changes in economic governmental incentives, inflation or other factors. An increase in the prices of solar energy system components and raw materials could slow our growth and cause our business and results of operations to suffer. See “Risk Factors — Increases in the cost or reduction in supply of solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

Risks Related to Zeo Energy’s Operations

We may be unable to sustain our net losses.

We may incur net losses as we increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs, increase spending on our brand awareness and other sales and marketing initiatives, make significant investments to drive future growth in our business and implement internal systems and infrastructure to support our growth and operate as a publicly traded company. We do not know whether our revenue will grow rapidly enough to absorb these costs and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our results of operations. Our ability to operate profitably depends on a number of factors, including but not limited to:

•        growing our customer base;

•        reducing our operating costs by lowering our customer acquisition costs and optimizing our design and

•        installation processes and supply chain logistics even as we expand into additional geographic markets;

•        maintaining or further lowering our cost of capital;

•        reducing the cost of components for our solar service offerings;

•        growing and maintaining our sales network;

•        maintaining high levels of product quality, performance, and customer satisfaction; and

•        growing our direct-to-consumer business to scale.

Even if we do operate profitably, we may be unable to achieve positive cash flows from operations in the future.

Our growth depends in part on the success of our relationships with third parties such as our equipment suppliers, subcontractors and dealers, including dealers who market to customers and bring the resulting solar contracts to us for fulfillment.

A key component of our growth strategy is to develop or expand our relationships with third parties, such as our equipment suppliers, subcontractors and dealers. A significant portion of our business depends on attracting and retaining new and existing sales dealers who market to customers and bring the resulting contracts to us for fulfillment. Negotiating relationships with subcontractors, dealers and other third parties, training such third parties, and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding our direct sales and installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, announcement or imposition of tariffs or duties or other limitation in our ability to obtain components or technologies we use could result in sales and installation delays, cancellations and loss of customers.

We purchase solar panels, inverters, energy storage systems and other system components and instruments from a limited number of suppliers, qualified and approved by our engineering and design teams, making us susceptible to quality issues, shortages and price changes that may occur in the supply chain. There are a limited number of suppliers of solar energy system components, instruments and technologies, and our ability to obtain components or technologies we use could be affected by circumstances beyond our control, including:

•        Industry-wide shortages of key components and instruments, including batteries and inverters, in times of rapid industry growth.    The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components.

The solar industry is currently experiencing rapid growth and, as a result, shortages of key components or instruments, including solar panels, may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components or instruments with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than us. As a result, our ability to originate solar energy systems and energy storage systems may be reduced.

•        Natural disasters and other events beyond our control (such as earthquakes, wildfires, flooding, hurricanes, freezes, tsunamis, typhoons, volcanic eruptions, droughts, tornadoes, power outages or other natural disasters, the effects of climate change and related extreme weather, public health issues and pandemics, war, terrorism, government restrictions or limitations on trade, impediments to international shipping and geopolitical unrest and uncertainties).

•        Human rights and forced labor issues in foreign countries and the U.S. government’s response to them.    In particular, the withhold release order issued by U.S. Customs and Border Protection in June 2021 applicable to certain silica-based products manufactured in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China, and any other allegations regarding forced labor in China and U.S. trade regulations to prohibit the importation of any goods derived from forced labor, has affected and may continue to affect our operations. Further, the Uyghur Forced Labor Prevention Act (“UFLPA”) that former President Biden signed into law on December 23, 2021, which took effect on June 21, 2022, has affected and may continue to affect our supply chain and operations. Intensive examinations, withhold release orders, and related governmental procedures have resulted in supply chain and operational delays throughout the industry. These and other similar trade restrictions that may be imposed in the future could cause delivery and installation delays and restrict the global supply of polysilicon and solar products. While we believe the items described above have contributed to price increases for components that we purchase, we believe that these increases to the cost of our components were also due to a combination of other factors, including supply chain constraints, increased demand for solar systems in the U.S. and Europe, rising inflation, and higher labor, material, and shipping costs. We do not have information that allows us to quantify the specific amount of price increases attributable to the tariffs and trade regulations described. For more information regarding UFLPA and risks related thereto, see “Risk Factors — Increases in the cost or reduction in supply of solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

•        Russia’s war on Ukraine.    We do not materially rely directly or indirectly on goods or services sourced in Russia, Ukraine or Belarus, or have any material business relationships, connections to, or assets in, Russia, Belarus, or Ukraine. While we believe Russia’s war on Ukraine has contributed to price increases for components that we purchase, we believe that the increases to the cost of our components were also due to a combination of other factors, including supply chain constraints, tariffs and trade regulations, increased demand for solar systems in the U.S. and Europe, U.S. tariffs, rising inflation, and higher labor, material, and shipping costs. We do not have information that allows us to quantify the specific amount of price increases attributable to Russia’s war on Ukraine.

•        Disruptions to global shipping.    Historically, we have relied on foreign suppliers and manufacturers for a number of solar energy system components, instruments and technologies that we purchase. Our success in the future may be dependent on our ability to import or transport such products from overseas vendors in a timely and cost-effective manner. We may rely heavily on third parties, including ocean carriers and truckers, both of which are experiencing disruptions, shortages and rate increases, in that process. The global shipping industry has experienced and may continue to experience ocean shipping disruptions, trucking shortages, increased ocean shipping rates and increased trucking and fuel costs. There has been and may in the future be a shortage of shipping capacity from China and other parts of Asia, among other regions, and as a result, our receipt of imported products may be disrupted or delayed. The shipping industry has also experienced issues with port congestion and pandemic-related port closures and ship diversions. The global shipping industry also experienced unprecedented increases in shipping rates from the trans-Pacific and other ocean carriers due to various factors, including limited availability of shipping capacity. In 2023 and 2024, we did not experience any appreciable delays in supply. We may find it necessary to rely on an increasingly expensive spot market and other alternative sources to make up any shortfall in shipping needs.

If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from installing our solar energy systems within the time frames required in our customer contracts. Any such delays could increase our overall costs, reduce our profit, delay the timing for solar energy systems to be placed in service and ultimately have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of suppliers of solar energy system components and technologies to adequately meet demand for our solar energy systems. If we needed to identify alternative suppliers or to qualify alternative products on commercially reasonable terms, our ability to satisfy demand may be adversely affected.

Our primary supplier is Consolidated Electrical Distributors, Inc. (d/b/a Greentech Renewables) (“Greentech”), from which we purchased at least approximately 70% of the equipment that we installed in 2024. If Greentech or one or more of our other suppliers we rely upon to meet anticipated demand (i) ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, (ii) is unable to increase production as industry demand increases, (iii) raises their prices to an extent that cannot be passed on to our customers without affecting demand or (iv) is otherwise unable to allocate sufficient production to us, it may be difficult to quickly identify alternative suppliers or to qualify alternative products on commercially reasonable terms. As a result, our ability to satisfy demand may be adversely affected.

Although we buy the majority of our equipment through Greentech, we believe that if our relationship with Greentech were terminated, we could readily obtain supplies from other distributors of the same or similar equipment, though in some locations, replacement distributors may take some time to develop efficient logistics with respect to shipping equipment directly to job sites. This could result in additional costs and delays in acquiring and deploying our solar energy systems or energy storage systems.

Increased scrutiny of environmental, social, and governance (“ESG”) matters could have an adverse effect on our business, financial condition and results of operations and damage our reputation.

In recent years, companies across all industries are facing increasing scrutiny from a variety of stakeholders, including investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies, related to their ESG and sustainability practices. If we do not adapt to or comply with investor or other stakeholder expectations and standards on ESG matters as they continue to evolve, or if we are perceived to have not responded appropriately or quickly enough to growing concern for ESG and sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital.

We and our suppliers and subcontractors are subject to risks associated with construction, cost overruns, delays, customer cancellations, regulatory compliance, and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are a licensed contractor in certain communities that we service, and we are ultimately responsible as the contracting party for every solar energy system installation we provide. We may be liable, either directly or through our subcontractors, to customers for any damage we or our subcontractors cause to them, their home, belongings or property during the installation of our systems. For example, we, either directly or through our subcontractors, frequently penetrate customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, because the solar energy systems we or our subcontractors deploy are high voltage energy systems, we may incur liability for any failure to comply with electrical standards and manufacturer recommendations. Legal proceedings that are not resolved in our favor could potentially result in fines, public reprimand, probation, or the suspension or revocation of certain of our licenses.

Completing the sale and installation of a solar energy system requires many different steps including a site audit, completion of designs, permitting, installation, electrical sign-off and interconnection. Customers may cancel their customer agreement for a limited period, subject to certain conditions, and we have experienced increased customer cancellations in certain geographic markets during certain periods in our operating history. We or our dealers or subcontractors may face customer cancellations, delays or cost overruns, which may adversely affect our or our dealers’ or subcontractors’ ability to ramp up the volume of sales or installations in accordance with our plans. These cancellations, delays or overruns may be the result of a variety of factors, such as labor shortages or other labor issues, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes or roof conditions, geographic factors and other unforeseen difficulties, any of which could lead to increased cancellation rates, reputational harm and other adverse effects. For example, some customer orders are cancelled after a site visit if we determine that a customer needs to make repairs to or install a new roof, or that there is excessive shading on their property. If we continue to experience increased customer cancellations, our financial results may be materially and adversely affected.

In addition, the installation of solar energy systems and other energy-related products requiring building modifications are subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain of our and our subcontractors’ employees to maintain professional licenses in many of the jurisdictions in which we operate, and our failure to employ properly licensed personnel could adversely affect our licensing status in those jurisdictions. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our solar service offerings.

As the demand for solar plus storage offerings grows, we anticipate facing additional operational challenges associated with the complexity of deploying storage solutions. For example, solar plus storage offerings tend to have longer cycle times due to factors such as lengthened permitting and inspection times and potential need of a main panel upgrade.

We have a variety of quality standards that we apply in the selection, supervision, and oversight of our third-party suppliers and subcontractors. However, because our suppliers and subcontractors are third parties, ultimately, we cannot guarantee that they will follow applicable laws and regulations, any standards we impose, or ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws, despite our efforts to hold them accountable to our standards. A lack of demonstrated compliance with contractual obligations, applicable laws and regulations or our standards could lead us to seek alternative suppliers or subcontractors, which could increase our costs and result in delayed delivery or installation of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our suppliers and subcontractors or the divergence of a supplier’s or subcontractor’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business, brand and reputation in the market.

We use subcontractors to perform certain services, which makes us vulnerable to the extent we rely on them.

We rely on subcontractors to install some of the solar energy systems we sell, as well as install energy efficiency equipment such as hybrid electric water heaters and pool pumps and provide roofing and insulation services. We currently do not have long term agreements with our subcontractors. In addition, either the subcontractor or Zeo Energy can terminate the relationship for convenience. If a subcontractor terminates their relationship with us or refuses to continue working with us on reasonable terms, and we cannot find a suitable replacement subcontractor on a timely basis, our business may be adversely affected.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant penalties, operational delays and adverse publicity.

The installation and ongoing operations and maintenance of solar energy systems and energy storage systems requires our employees or those of third-party contractors to work with complicated and potentially dangerous electrical systems and/or at potentially dangerous heights. The evaluation and modification of buildings as part of the installation process requires these individuals to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. We also maintain large fleets of vehicles that these employees use in the course of their work. There is substantial risk of serious illness, injury, or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”), Department of Transportation (“DOT”) regulations, and equivalent state laws. Changes to such regulatory requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable workplace safety and health regulations, even if no work-related serious illness, injury, or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. Any accidents, citations, violations, illnesses, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business. Because individuals hired by us or on our behalf to perform installation and ongoing operations and maintenance of our solar energy systems and energy storage systems, including our third-party contractors, are compensated on a per project basis, they are incentivized to work more quickly than installers compensated on an hourly basis. While we have not experienced a high level of injuries to date, this incentive structure may result in higher injury rates than others in the industry and could accordingly expose us to increased liability.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth in recent periods, and we intend to continue to expand our business within existing markets and in a number of new locations in the future. This growth has placed, and any future growth may continue to place, a significant strain on our management, operational and financial infrastructure. In particular, we have been in the past, and may in the future, be required to expand, train and manage our growing employee base and subcontractors. Our management will also be required to maintain and expand our relationships with customers, suppliers, and other third parties and attract new customers and suppliers, as well as to manage multiple geographic locations.

In addition, if customer growth results in a backlog of installation projects, our installation capacity may be outpaced by the growth of such backlog. An increase in backlog creates higher costs incurred in the period relative to completed installations. If we fail to appropriately manage our backlog in relation to the rate at which we install, it could adversely affect our financial performance and hinder our ability to compete effectively.

Our current and planned operations, personnel, systems and procedures might also be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure, including additional costs for the expansion of our employee base and our subcontractors as well as marketing and branding costs. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new solar service offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business, operating results, financial condition and reputation.

The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers’ purchases and is affected by general economic conditions and other factors.

Our growth strategy depends on third-party financing arrangements for our customers’ purchases. Most purchasers of our systems have entered into such third-party arrangements to finance their systems over an extended period of time.

Credit markets are unpredictable, and if they become more challenging, customers may be unable or unwilling to finance the cost of our products or the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, either of which could materially and adversely affect our revenue and growth. In addition, a rise in interest rates would likely increase our customers’ cost of financing our products and could reduce their profits and expected returns on investment in our products. The general reduction in available credit to would-be borrowers or lessees, worldwide economic uncertainty, and the condition of worldwide housing markets could delay or reduce our sales of products to new homebuilders and authorized resellers.

The cost of maintenance or repair of solar energy systems or energy storage systems throughout the period for which we have offered warranties may be higher than projected today and adversely affect our financial performance and valuation.

Prior to 2023, we generally provided a 25-year workmanship warranty and 25-year roof penetration warranty to customers. Beginning in 2023, we generally provide a 10-year workmanship warranty and a roof penetration warranty of at least five and up to twenty-five years. For the first two years of the workmanship warranty, we cover all costs to repair failures covered by the warranty. After two years, the customer is responsible for certain “truck roll” or service fees, but we otherwise cover the costs of repair. For leases, we provide a twenty five-year limited workmanship warranty and cover all costs for repairs performed under such warranty.

If a solar system or energy storage system fails or malfunctions during the period for which we have offered our workmanship warranty and the failure is covered by such warranty, or if roof damage is covered by the roof penetration warranty, we will incur expenses for maintenance or repair. While our subcontractors provide warranties as to their workmanship, in the event such warranty providers file for bankruptcy, cease operations or otherwise become unable or unwilling to fulfill their warranty obligations, we may not be adequately protected by such warranty obligations. Even if such warranty providers fulfill their obligations, the warranty obligations may not be sufficient to protect us against all of our losses.

Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the repair, removal, disposal or recycling of our solar energy systems. This could materially impair our future operating results.

Problems with product quality or performance may lower the residual value of our solar energy systems and may damage our market reputation and cause our financial results to decline.

Because of our limited operating history and the length of the term of our warranties, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims and the durability, performance and reliability of our solar energy systems. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results.

Warranties provided by the manufacturers of equipment we sell or service may be limited by the ability of a supplier and manufacturer to satisfy its warranty or performance obligations or by the expiration of applicable time or liability limits, which could reduce or void the warranty protections of our customers and increase costs to customers for the systems we offer.

Manufacturers of the equipment we sell currently provide a manufacturer’s warranty for twenty-five years. If there is a covered failure of equipment, the manufacturer will pay for replacement or repair. These warranties are subject to liability and other limits. If a customer seeks warranty protection and a warranty provider is unable or unwilling to perform its warranty obligations, whether as a result of its financial condition or otherwise, or if the term of the warranty obligation has expired or a liability limit has been reached, there may be a reduction or loss of protection for the affected assets and an increase in costs to the customer. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results.

Product liability claims against us or accidents could result in adverse publicity and potentially significant monetary damages.

It is possible the solar energy systems, energy storage systems or other current or anticipated products or systems we sell could injure our customers or other third parties or those systems or products could cause property damage as a result of product malfunctions, defects, improper installation, fire or other causes. We rely on third-party manufacturing warranties and our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. Our solar energy systems, energy storage systems and other products or their components could be subject to recalls either due to production defects or malfunctions. Any product liability claim we face could be expensive to defend and may divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages, potential increases in insurance expenses, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of solar energy systems or energy storage systems. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the solar industry could lead to unfavorable market conditions to the industry as a whole and may have an adverse effect on our ability to expand our portfolio of solar energy systems and energy storage systems, thus affecting our business, financial condition and results of operations.

Technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid may significantly delay interconnections and customer in-service dates, harming our growth rate and customer satisfaction.

Technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid may curb or slow our growth in key markets. Utilities throughout the country follow different rules and regulations regarding interconnection and regulators or utilities have or could cap or limit the amount of solar energy that can be interconnected to the grid. Our solar energy systems generally do not provide power to a customer’s site until they are interconnected to the grid.

With regard to interconnection limits, the Federal Energy Regulatory Commission (“FERC”), in promulgating the first form of small generator interconnection procedures, recommended limiting customer-sited intermittent generation resources, such as our solar energy systems, to a certain percentage of peak load on a given electrical feeder circuit. Similar limits have been adopted by many states as a de facto standard and could constrain our ability to market to customers in certain geographic areas where the concentration of solar installations exceeds this limit.

Furthermore, in certain areas, we benefit from policies that allow for expedited or simplified procedures related to connecting solar energy systems and energy storage systems to the electrical grid. We also are required to obtain interconnection permission for each solar energy system from the local utility. In many states and territories, by statute, regulations or administrative order, there are standardized procedures for interconnecting distributed solar energy systems and related energy storage systems to the electric utility’s local distribution system. However, approval from the local utility could be delayed as a result of a backlog of requests for interconnection or the local utility could seek to limit the number of customer interconnections or the amount of solar energy on the grid. If expedited or simplified interconnection procedures are changed or cease to be available, if interconnection approvals from the local utility are delayed or if the local utility seeks to limit interconnections, this could decrease the attractiveness of new solar energy systems and energy storage systems to distributed solar power companies, including us, and the attractiveness of solar energy systems and energy storage systems to customers. Delays in interconnections could also harm our growth rate and customer satisfaction scores. Such limitations or delays could also adversely impact our access to capital and reduce our willingness to pursue solar energy systems and energy storage systems due to higher operating costs. Such limitations would negatively impact our business, results of operations, future growth and cash flows.

As adoption of solar distributed generation rises, along with the increased operation of utility-scale solar generation, the amount of solar energy being contributed to the electrical grid may surpass the capacity anticipated to be needed to meet aggregate demand. If solar generation resources reach a level capable of producing an over-generation situation, some existing solar generation resources may have to be curtailed to maintain operation of the electrical grid. In the event such an over-generation situation were to occur, this could also result in a prohibition on the installation of new solar generation resources. The adverse effects of such a curtailment or prohibition without compensation could adversely impact our business, results of operations, future growth and cash flows.

Our headquarters and other facilities, the facilities of certain subcontractors and suppliers, and our customers are concentrated in certain regions, putting us at risk of region-specific disruptions, including hurricanes or other extreme weather events.

For the twelve months ended December 31, 2024, approximately 53% of our sales were made in Florida, and for the twelve months ended December 31, 2023, approximately 92% of our sales were made in Florida. This concentration of our customer base and operational infrastructure could lead to our business and results of operations being particularly susceptible to adverse economic, regulatory, political, weather and other conditions in this market and in other markets that may become similarly concentrated.

In Florida, we maintain offices for operations personnel and warehouses, and we have warehouses in Texas and Ohio, and warehouse, sales, marketing, and executive offices in Utah. Any significant epidemic, hurricane, earthquake, flood, fire, or other natural disaster in these areas or in countries where our suppliers or the manufacturers of the products we sell are located could materially disrupt our operations, result in damage or destruction of all or a portion of our facilities or result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services.

We may not have adequate insurance, including business interruption insurance, to compensate us for losses that may occur from any such significant events. A significant natural disaster such as a hurricane, a public health crisis such as a pandemic, or civil unrest could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our or our subcontractors’ and suppliers’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of installations or the deployment of our solar service offerings, our business, results of operations and financial condition would be adversely affected.

Expansion into new sales channels could be costly and time-consuming. As we enter new channels, we could be at a disadvantage relative to other companies who have more history in these spaces.

If we expand into new sales channels, such as direct-to-home, homebuilder, retail, and e-commerce channels, or adapt to a remote selling model, we may incur significant costs. In addition, we may not initially or ever be successful in utilizing these new channels. Furthermore, we may not be able to compete successfully with companies with a historical presence in such channels, and we may not realize the anticipated benefits of entering such channels, including efficiently increasing our customer base and ultimately reducing costs. Entering new channels also poses the risk of conflicts between sales channels. If we are unable to successfully compete in new channels, our operating results and growth prospects could be adversely affected.

Obtaining a sales contract with a potential customer does not guarantee that the potential customer will not decide to cancel or that we will not need to cancel due to a failed inspection, which could cause us to generate no revenue despite incurring costs and adversely affect our results of operations.

Even after we secure a sales contract with a potential customer, we (either directly or through our subcontractors) must perform an inspection to ensure the home, including the rooftop, meets our standards and specifications. If the inspection finds repairs to the rooftop are required in order to satisfy our standards and specifications to install the solar energy system, and a potential customer does not want to make such required repairs, we would lose that anticipated sale. In addition, per the terms of our customer agreements, a customer maintains the ability to cancel for a limited time after execution of the agreement, and in some other circumstances subject to specified conditions. An accumulation of delays or cancellations of anticipated sales could materially and adversely affect our financial results, as we may have incurred sales-related, design-related, and other expenses and generated no revenue.

We may not realize the anticipated benefits of past or future investments, strategic transactions, or acquisitions, and integration of these acquisitions may disrupt our business and management.

We have in the past and may in the future acquire one or more companies, project pipelines, projects, SRECs, products, or technologies or enter into joint ventures or other strategic transactions. We may not realize the anticipated benefits of past or future investments, strategic transactions, or acquisitions, and these transactions involve numerous risks that are not within our control. These risks include the following, among others:

•        failure to satisfy the required conditions and otherwise complete a planned acquisition, joint venture or other strategic transaction on a timely basis or at all;

•        legal or regulatory proceedings, if any, relating to a planned acquisition, joint venture or other strategic transaction and the outcome of such legal proceedings;

•        difficulty in assimilating the operations, systems, and personnel of the acquired company;

•        difficulty in effectively integrating the acquired technologies or products with our current products and technologies;

•        difficulty in maintaining controls, procedures and policies during the transition and integration;

•        disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges due to integration issues;

•        difficulty integrating the acquired company’s accounting, management information and other administrative systems;

•        inability to retain key technical and managerial personnel of the acquired business;

•        inability to retain key customers, vendors and other business partners of the acquired business;

•        inability to achieve the financial and strategic goals for the acquired and combined businesses;

•        incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our results of operations;

•        significant post-acquisition investments that may lower the actual benefits realized through the acquisition;

•        potential failure of the due diligence processes to identify significant issues with product quality, legal, and financial liabilities, among other things;

•        moderating and anticipating the impacts of inherent or emerging seasonality in acquired customer agreements;

•        potential inability to assert that internal controls over financial reporting are effective; and

•        potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

Our failure to address these risks, or other problems encountered in connection with our past or future investments, strategic transactions, or acquisitions, could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental expenses or the write-off of goodwill, any of which could harm our financial condition or results of operations.

Mergers and acquisitions are inherently risky, may not produce the anticipated benefits and could adversely affect our business, financial condition or results of operations.

Disruptions to solar production metering and energy storage solutions could negatively impact customer experiences, which could damage our market reputation and adversely impact our financial results.

Our customers’ ability to monitor solar energy production for various purposes depends on the operation of the metering solution. For example, some meters and/or inverters operate on either the 3G or 4G cellular data networks, which are expected to sunset in the near future, and newer technologies we use today may also become obsolete. Disruptions to solar production metering and energy storage solutions could negatively impact customer experiences, which could damage our market reputation and adversely impact our financial results.

Our business may be harmed if we fail to properly protect our intellectual property, or if we are required to defend against claims or indemnify others against claims that we infringe on the intellectual property rights of third parties.

We believe that the success of our business depends in part on our proprietary information, processes and know-how. We rely on copyright and trade secret protections to secure our intellectual property. We also typically require employees, consultants, and third parties, such as our vendors and customers, with access to our proprietary information to execute confidentiality agreements. Although we may incur substantial costs in protecting our intellectual property, we cannot be certain that we have adequately protected or will be able to adequately protect it because, among other reasons:

•        others may not be deterred from misappropriating our intellectual property despite the existence of laws or contracts prohibiting such misappropriation and information security measures designed to deter or prevent misappropriation of our intellectual property;

•        we have not obtained intellectual property assignment agreements from our founders or from a contract developer of certain software that we intend to use;

•        foreign intellectual property laws and associated foreign legal enforcement regimes may not adequately protect our intellectual property rights; and

•        policing unauthorized use of our intellectual property may be difficult, expensive, and time-consuming, the remedy obtained may be inadequate to restore protection of our intellectual property, and moreover, we may be unable to determine the extent of any unauthorized use.

In addition, we cannot be certain that our intellectual property provides us with a competitive advantage. Despite our precautions, it may be possible for third parties to develop similar intellectual property independently or obtain and use our intellectual property without our consent. Reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our intellectual property without compensating us for doing so. Unauthorized use of our intellectual property by third parties, any other inability to adequately protect our proprietary rights, and the expenses incurred in protecting our intellectual property rights may adversely affect our business.

In the future, we may also be required to defend against claims that we have infringed on the intellectual property of third parties, and we cannot be certain that we will prevail in any intellectual property dispute. Any future litigation required to enforce our intellectual property, to protect our trade secrets or know-how or to defend us or indemnify others against claimed infringement of the rights of third parties could harm our business, financial condition, and results of operations.

We use “open source” software components in our solutions as well as other licensed software, which may require that we release the source code of certain software subject to open source licenses or subject us to possible litigation or other actions that could adversely affect our business.

We utilize software that is licensed under so-called “open source,” “free” or other similar licenses, or that contain components that are licensed in such manner. Our use of open source software may entail different or greater risks than use of third-party commercial software. Open source licensors sometimes do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, and open source software is sometimes made available to the general public on an “as-is” basis under the terms of a non-negotiable license. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. We do not believe we have combined any of our proprietary software with open source software in such a manner, but if that were to occur this would allow our competitors to create similar offerings with lower development effort and time.

We may also face claims alleging noncompliance with open source license terms or other license terms, or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. Few courts have interpreted open source licenses and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use our proprietary software. We cannot guarantee that we have incorporated or will incorporate open source or other software in our software in a manner that will not subject us to liability or require us to release the source code of our proprietary software to the public.

Any security breach, unauthorized access or disclosure, or theft of data, including personal information, we, our third party service providers, and suppliers gather, store, transmit, and use, or other hacking, cyber-attack, phishing attack, and unauthorized intrusions into or through our systems or those of our third party service providers, could harm our reputation, subject us to claims, litigation, financial harm, and have an adverse impact on our business.

In the ordinary course of business, we, our third party providers upon which we rely and our suppliers receive, store, transmit and use data, including the personal information of customers, such as names, addresses, email addresses, credit information and other housing and energy use information, as well as the personal information of our employees. Unauthorized disclosure of such personal information, whether through a breach of our or our third party service providers’ and suppliers’ systems by an unauthorized party, including, but not limited to hackers, threat actors, sophisticated nation-states, nation-state-supported actors, personnel theft or misuse of information or otherwise, could harm our business. In addition, we, our third party service providers upon which we rely and our suppliers may be subject to a variety of evolving threats, such as computer malware (including as a result of advanced persistent threat intrusions), ransomware, malicious code (such as viruses or worms), social engineering (including spear phishing and smishing attacks), telecommunications failures, natural disasters and extreme weather events, general hacking and other similar threats. Cybersecurity incidents have become more prevalent. As of the date of this proxy statement/prospectus, we have not experienced a material cybersecurity incident. However, cybersecurity incidents could occur on our systems and those of our third parties in the future. Our team members who work remotely pose increased risks to our information technology systems and data, because many of them utilize less secure network connections outside our premises.

Inadvertent disclosure of confidential data, such as personal information, or unauthorized access to this type of data in our possession by a third party, could result in future claims or litigation arising from damages suffered by those affected, government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and/or oversight, indemnification obligations, reputational harm, interruptions in our operations, financial loss and other similar harms. In addition, we could incur significant costs in complying with the multitude of federal, state and local laws, and applicable independent security control frameworks, regarding the unauthorized disclosure of personal information. Although to our knowledge we have not experienced a material information security breach, we cannot assure you that the systems and processes we have to prevent or detect security breaches and protect the confidential information we receive, store, transmit and use, will provide absolute security. Finally, any perceived or actual unauthorized disclosure of such information, unauthorized intrusion or other cyberthreat could harm our reputation, substantially impair our ability to attract and retain customers, interrupt our operations and have an adverse impact on our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations.

Terrorist attacks or cyberattacks against centralized utilities could adversely affect our business.

Assets owned by utilities such as substations and related infrastructure have been physically attacked in the past and will likely be attacked in the future. These facilities are often protected by limited security measures, such as perimeter fencing. Any such attacks may result in interruption to electricity flowing on the grid and consequently interrupt service to our solar energy systems not combined with an energy storage system, which could adversely affect our operations. Furthermore, cyberattacks, whether by individuals or nation states, against utility companies could severely disrupt their business operations and result in loss of service to customers, which would adversely affect our operations.

We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions or reputation.

We may be subject to information technology system failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could result in delayed or cancelled orders. System failures and disruptions could also impede the manufacturing and shipping of products, delivery of online services, transactions processing and financial reporting. Such system failures or network disruptions could damage our business operations, financial conditions or reputation.

Damage to our brand and reputation or failure to expand our brand would harm our business and results of operations.

We depend significantly on our brand and reputation for high-quality solar service offerings, engineering and customer service to attract customers, contractors and dealers, and grow our business. If we fail to continue to deliver our solar service offerings within the planned timelines, if our solar service offerings do not perform as anticipated or if we damage any customers’ properties or cancel projects, our brand and reputation could be significantly impaired. We also depend greatly on referrals from customers for our growth. Therefore, our inability to meet or exceed customers’ expectations would harm our reputation and growth through referrals. We have at times focused particular attention on expeditiously growing our direct sales force and our contractors, leading us in some instances to hire personnel or contractors who we may later determine do not fit our company culture and standards.

Given the sheer volume of interactions our sales force, dealers and contractors have with customers and potential customers, it is also unavoidable that some interactions will be perceived by customers and potential customers as less than satisfactory and result in complaints. If we cannot manage our hiring and training processes to limit potential issues and maintain appropriate customer service levels, our brand and reputation may be harmed and our ability to grow our business would suffer. In addition, if we were unable to achieve a similar level of brand recognition as our competitors, some of which may have a broader brand footprint, more resources and longer operational history, we could lose recognition in the marketplace among prospective customers, suppliers and subcontractors, which could affect our growth and financial performance. Our growth strategy involves marketing and branding initiatives that will involve incurring significant expenses in advance of corresponding revenue. We cannot assure you that such marketing and branding expenses will result in the successful expansion of our brand recognition or increase our revenue. We are also subject to marketing and advertising regulations in various jurisdictions, and overly restrictive conditions on our marketing and advertising activities may inhibit the sales of the affected products.

The loss of one or more members of our senior management or key personnel may adversely affect our operations.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. With any change in leadership, there is a risk to organizational effectiveness and employee retention as well as the potential for disruption to our business. We may be unable to replace key members of our management team and key personnel in the event we lose their services. Integrating new personnel into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition and results of operations.

A failure to hire and retain a sufficient number of employees and service providers in key functions would constrain our growth and our ability to timely complete customers’ projects and successfully manage customer accounts.

To support our growth, we need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, design techs, installers, electricians, operations and sales managers and sales personnel.

Competition for qualified personnel in our industry is increasing, particularly for skilled personnel involved in the installation of solar energy systems. We have in the past been, and may in the future be, unable to attract or retain qualified and skilled installation personnel or installation companies to be our subcontractors, which would have an adverse effect on our business. We and our subcontractors also compete with the homebuilding and construction industries for skilled labor. As these industries grow and seek to hire additional workers, our cost of labor may increase. The unionization of the industry’s labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. Further, we need to continue to expand upon the training of our customer service team to provide high-end account management and service to customers before, during and following the point of installation of our solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards that we have established. If we are unable to hire, develop and retain talented technical and customer service personnel, we may not be able to realize the expected benefits of this investment or grow our business.

In addition, to support the growth and success of our direct-to-consumer channel, we need to recruit, retain and motivate a large number of sales personnel on a continuing basis. We compete with many other companies for qualified sales personnel, and it could take many months before a new salesperson is fully trained on our solar service offerings. If we are unable to hire, develop and retain qualified sales personnel or if they are unable to achieve desired productivity levels, we may not be able to compete effectively.

If we or our subcontractors cannot meet our hiring, retention and efficiency goals, we may be unable to complete customers’ projects on time or manage customer accounts in an acceptable manner or at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, these greater expenses may also adversely impact our financial results and the growth of our business.

Regulators may limit the type of electricians qualified to install and service our solar and battery systems, or introduce other requirements on our installation staff, which may result in workforce shortages, operational delays, and increased costs.

Regulators may limit the type of electricians qualified to install and service our solar and battery systems, such as requiring that electricians installing such systems have a certain license, or introduce other requirements that would apply to our installation staff. While our workforce includes workers licensed to install and service our solar and battery systems, if we are unable to hire, develop and retain sufficient certified electricians, we may face operational delays and increased costs. In addition, our growth may be significantly constrained, which would negatively impact our operating results.

We have previously been subject to, and we may in the future be subject to, regulatory inquiries and litigation, all of which are costly, distracting to our core business and could result in an unfavorable outcome, or a material adverse effect on our business, financial condition, results of operations, or the trading price of our securities.

We have previously been subject to regulatory inquiries and litigation, and in the future, we may be involved in legal proceedings and receive inquiries from government and regulatory agencies from time to time. In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time-consuming legal proceedings that could result in any number of outcomes. Although outcomes of such actions vary, any current or future claims or regulatory actions initiated by or against us, whether successful or not, could result in significant costs, costly damage awards or settlement amounts, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time or diversion of significant operational resources, or otherwise harm our business.

If we are not successful in any legal proceedings and litigation, we may be required to pay significant monetary damages, which could hurt our results of operations. Lawsuits are time-consuming and expensive to resolve and divert management’s time and attention. Although we carry general liability insurance, our insurance may not cover potential claims or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict how the courts will rule in any potential lawsuit against us. Decisions in favor of parties that bring lawsuits against us could subject us to significant liability for damages, adversely affect our results of operations and harm our reputation.

If we are unsuccessful in selling new services and products, our business, financial condition and results of operations could be adversely affected.

In the future, we may offer new products or services. There is a risk that such products or services may not work as intended, or that the marketing of the products or services may not be as successful as anticipated. The sale of new products and services generally requires substantial investment. We intend to continue to make substantial investments in new products and services, and it is possible that we may not acquire new products or product enhancements that compete effectively within our target markets or differentiate our products based on functionality, performance or cost, and thus our new products may not result in meaningful revenue. In addition, any delays in releasing new or enhanced products or services could cause us to lose revenue opportunities and potential customers. Any technical flaws in product releases could diminish the innovative impact of our products and have a negative effect on customer adoption and our reputation. If we fail to introduce new products or services that meet the demands of our customers or target markets or do not achieve market acceptance, or if we fail to penetrate new markets, our business, financial conditions and results of operations could be adversely affected.

Our operating results and our ability to grow may fluctuate on a seasonal basis and from quarter to quarter and year to year, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations.

Our quarterly and annual operating results and our ability to grow are difficult to predict and may fluctuate significantly in the future. Historically, our sales volume has been highest during late spring, summer, and early fall. During this time, consumers in many locations see greater energy needs due to operating air conditioning systems and warm-weather appliances such as swimming pool pumps. Our door-to-door sales efforts are also aided during these months by increased daylight hours, and we have more sales personnel working during these months. We typically have largely or entirely scaled down our sales efforts during the late fall, winter and early spring. Snow, cold weather or other inclement weather can delay our installation of products and services.

We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•        expiration or initiation of any governmental rebates or incentives;

•        significant fluctuations in customer demand for our solar energy services, solar energy systems and energy storage systems;

•        our subcontractors’ ability to complete installations in a timely manner;

•        our and our subcontractors’ ability to gain interconnection permission for an installed solar energy system from the relevant utility;

•        the availability, terms and costs of suitable financing;

•        our ability to continue to expand our operations and the amount and timing of expenditures related to this expansion;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•        changes in our pricing policies or terms or those of our competitors, including electric utilities;

•        actual or anticipated developments in our competitors’ businesses, technology or the competitive landscape; and

•        natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations and make adequate capital investments as planned due to the general economic environment, cost inflation, and/or the market pressure driving down the average selling prices of our products and services, among other factors.

To acquire new products, support future growth, achieve operating efficiencies and maintain product quality, we may need to make significant capital investments in product and process technology as well as enhancing our digital capabilities. The delayed disposition of such projects, or the inability to realize the full anticipated value of such projects on disposition, could have a negative impact on our liquidity.

Certain municipalities where we install systems also require performance bonds in cash, issued by an insurance company or bonding agency, or bank guarantees or letters of credit issued by financial institutions, which are returned to us upon satisfaction of contractual requirements.

We manage our working capital requirements and fund our committed capital expenditures with our current cash and cash equivalents and cash generated from operations. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain debt financing. Market conditions, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms, or at all, and lenders may be unwilling to lend funds on acceptable terms, or at all. The sale of additional equity investments may result in additional dilution to our equity holders. Debt financing would result in increased expenses and could impose new restrictive covenants. Financing arrangements may not be available to us or may not be available in amounts or on terms acceptable to us. If financing is not available, we may be forced to seek to sell assets or reduce or delay capital investments, any of which could adversely affect our business, results of operations, cash flows, and financial condition.

If we cannot generate sufficient cash flows, find other sources of capital to fund our operations and projects, make adequate capital investments to remain technologically and price competitive, or provide bonding or letters of credit required by our projects, we may need to sell additional equity investments or debt securities, or obtain debt financings. If adequate funds from these or other sources are not available on acceptable terms or at all, our ability to fund our operations, including making digital investments, develop and expand our distribution network, maintain our research and development efforts, meet any debt service obligations we take on in the future or otherwise respond to competitive pressures would be significantly impaired. Our inability to do any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Inflation could result in decreased value from future contractual payments and higher expenses for labor and equipment, which, in turn, could adversely impact our reputation, business, financial condition, cash flows and results of operations.

Any future increase in inflation may adversely affect our costs, including our subcontractors’ cost of labor and equipment, and may result in a decrease in value in our future contractual payments. These factors could adversely impact our reputation, business, financial condition, cash flows and results of operations.

While we believe that inflationary pressures have contributed to increased costs of labor and components that we purchase, we believe that the increased cost of these items were also due to a combination of other factors, including supply chain constraints, increased demand for solar systems in the U.S. and Europe and tariffs and trade regulations. We do not have information that allows us to quantify the specific amount of cost increases attributable to inflationary pressures.

Fluctuations in interest rates could adversely affect our business and financial results.

We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely affect our results of operations and cash flow. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our financial results. While we believe that increases in interest rates have led to higher financing costs for our customers, lower demand for our products and lower revenue than we would have otherwise experienced, we do not have information that allows us to quantify the adverse effects attributable to increased interest rates.

We may incur additional debt in the future, which could introduce debt servicing costs and risks to our business.

We and our subsidiaries may incur additional debt in the future, and such debt arrangements may restrict our ability to incur additional indebtedness, including secured indebtedness. These restrictions could inhibit our ability to pursue our business strategies. Furthermore, there is no assurance that we will be able to enter into debt instruments on acceptable terms or at all. If we were unable to satisfy financial covenants and other terms under new instruments, or obtain waivers or forbearance from our lenders, or if we were unable to obtain refinancing or new financings for our working capital, equipment, and other needs on acceptable terms if and when needed, our business would be adversely affected.

So long as the Convertible OpCo Preferred Units of OpCo remain outstanding, the Sponsor holds certain consent rights over OpCo’s ability to incur indebtedness, which could adversely affect the future business and operations of OpCo and Zeo Energy, including by decreasing its business flexibility.

The terms of the amended and restated limited liability company agreement of OpCo (the “OpCo A&R LLC Agreement”) grant Sponsor certain consent rights with respect to certain actions, including OpCo’s incurrence of indebtedness for borrowed money, subject to certain enumerated exceptions, so long as the Convertible OpCo Preferred Units remain outstanding. As a result, OpCo needs to obtain the prior written consent of Sponsor before incurring any additional indebtedness (subject to the terms of OpCo A&R LLC Agreement). Because Sponsor has interests that are different than, or in addition to and which may conflict with, the interests of OpCo and Zeo Energy, there is no assurance that Sponsor will consent to any proposed future incurrence of debt. Therefore, Sponsor has the ability to influence the outcome of certain matters affecting OpCo and Zeo Energy, and OpCo may be unable to raise additional debt financing to operate during general economic or business downturns, take advantage of new business opportunities, and/or pursue its business strategies.

We have suppliers that are based or manufacture the products we sell outside the U.S., which may subject us to additional business risks, including logistical complexity and political instability.

A portion of our supply agreements are with manufacturers and equipment vendors located outside of the U.S.. Risks we face in conducting business internationally include:

•        multiple, conflicting and changing laws and regulations relating to employment, safety, environmental protection, international trade, and other government approvals, permits, and licenses and regulatory requirements;

•        financial risks, such as longer sales and payment cycles, greater difficulty enforcing rights and remedies and capital controls or other restrictions on the transfer of funds;

•        currency fluctuations, government-fixed foreign exchange rates, the effects of currency hedging activity and the potential inability to hedge currency fluctuations;

•        the effects of Russia’s war on Ukraine and other political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade, nationalization of assets, and other business restrictions;

•        trade barriers such as import and export requirements or restrictions, licensing requirements, tariffs, taxes and other restrictions and expenses for which we may have responsibility, which could increase the prices of our products; and

•        liabilities associated with compliance with laws (for example, the Foreign Corrupt Practices Act in the U.S. and similar laws outside of the U.S.).

•        the effects of Russia’s war on Ukraine, which, while we believe Russia’s war on Ukraine has contributed to price increases for components that we purchase, we believe that the increases to the cost of our components were also due to a combination of other factors, including supply chain constraints, increased demand for solar systems in the U.S. and Europe, tariffs and trade regulations, rising inflation, and higher labor, material, and shipping costs. We do not have information that allows us to quantify the specific amount of price increases attributable to Russia’s war on Ukraine and do not materially rely directly or indirectly on goods or services sources in Russia, Ukraine or Belarus or have any material business relationships, connections to, or assets in, Russia, Belarus or Ukraine.

We must work with our suppliers to effectively manage the flow of products in light of these risks. If we fail to do so, our available inventory may not correspond with product demand. If we are unable to successfully manage any such risks, any one or more could materially and adversely affect our business, results of operations, cash flows and financial condition.

We are currently dependent on third-party leasing companies to offer customers the option of leasing our solar energy systems.

During 2024, the majority of our customers who entered into leasing agreements have done so with third-party leasing companies Palmetto Solar, LLC d/b/a LightReach (“Solar”), Sunnova Energy Corporation (“Sunnova”), or third party leasing companies established and managed by White Horse Energy. Thus far, such companies have had sufficient assets to finance the purchase of systems for each of our customers who have signed agreements for leased solar energy systems to be installed on their home and for whom the installation processes have been completed. However, no assurance can be given that this will continue, and if such companies decide not to continue to provide financing for leases due to general market conditions, changes in tax benefits associated with our solar systems, concerns about their or our business or prospects, or any other reason, or if they materially change the terms under which they are willing to pay us to install and service leased solar energy systems, and we cannot timely replace them, this could have an adverse effect on our business, financial condition and results of operations. Additionally, such companies may fail to pay or delay the payment of amounts owed to us for several reasons, including financial difficulties resulting from macroeconomic conditions, and extended delays or defaults in payment could adversely affect our business, results of operations, cash flows and financial condition. To mitigate the foregoing risks, we have identified additional leasing partners and are negotiating business arrangements with them to increase the number of leasing parties we have the ability to work with.

We intend to seek out additional third-party investors to provide financing for customers wishing to lease their solar energy systems. However, no assurance can be given that we will be able to successfully do so.

System leases represented 8% of our installations in 2023 and approximately 64% in the twelve months ended December 31, 2024. Approximately 44% of those leases are owned by Solar, and if (i) Solar terminates their relationship with us, (ii) Solar does not have sufficient assets in the future to provide financing for customers wishing to lease their solar energy systems, (iii) we cannot enter into new arrangements with other third-party investors to provide financing for customers wishing to lease their solar energy systems, or (iv) we cannot maintain current or enter into new arrangements with other third party leasing companies, we may be unable to continue to increase the size of our residential lease program, which could have a material, adverse effect on our business, results of operations, cash flows, and financial condition in the future.

We typically bear the cost of maintenance and repair on solar energy systems we install that are owned and leased by third-party leasing companies.

We are obligated through a maintenance services agreement to provide maintenance and repair services for solar energy systems we install that are leased by third-party leasing companies to homeowners. In the maintenance services agreement, we have agreed to maintain the leased systems for a fixed fee that is calculated to cover our future expected maintenance costs. If our solar energy systems require an above-average amount of repairs or if the cost of repairing systems were higher than our estimate, we may need to perform such services without additional compensation.

Members of our management team have interests in or are employed by other business ventures that may divert their attention from our business.

Members of our management team presently have, and may in the future have additional, ownership interests in, employment by and/or fiduciary or contractual obligations to other entities with which they are affiliated with (such as Solar). Such other ventures and entities could divert the attention of our management from our business or create conflicts of interests.

Risks Related to Regulation and Policy

Increases in the cost or reduction in supply of solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

On April 2, 2025, the U.S. government introduced a baseline tariff on nearly all goods imported into the U.S and higher tariffs on specific countries. For example, certain proposed tariffs on goods imported from China and specific Southeast Asian countries that are sources of solar components have been announced at significant percentage rates, although the application and final rates of these measures are being actively negotiated, remain subject to government action, and may differ from initial proposals. Shortly after the initial announcement, the U.S. government announced a delay in applying certain of these tariffs, while other measures, such as the baseline tariff and increased tariff on Chinese imports, remained in effect or were implemented as initially announced or modified. As of the date of this proxy statement/prospectus, the tariff rates on imports from China have been set at substantial levels, and rates for other countries remain subject to ongoing review and potential implementation. Less than 10% of the solar components and equipment we purchase for the solar systems we install are manufactured in the U.S.. The new tariffs are likely to result in price increases for domestic and imported solar panels, inverters, and related equipment. The tariffs may also result in decreased availability and/or increased procurement time for solar system equipment. Measures retaliating to the new tariffs have been announced by some countries, and other responses are likely.

Going forward, the tariff environment and effects on the supply chain are likely to remain in flux. As changes occur, we will continue to assess our procurement and pricing strategies. The new tariffs, and continued volatility in trade policy may impact our gross margins and growth, due to factors such as increased procurement and installation costs, profit margin compression or the need to pass increased costs to consumers, supply chain disruption, and competitive disadvantages relative to market participants with more favorable supply arrangements.

Trade policy may evolve further in ways that are adverse to our business. As examples, if current tariffs are extended or increased, or if retaliatory actions or supply shortages arise, our financial condition, results of operations, and future growth prospects could be materially and adversely affected. We continue to monitor these developments closely and revise our pricing models and sourcing strategies in response. However, there can be no assurance that such measures will be sufficient to mitigate the impact of the trade restrictions and their impacts on the supply chain and market demand for our products.

Additionally, China is a major producer of solar cells (the main components of solar panels) and other solar products. Certain solar cells, panels, laminates and panels from China are subject to various U.S. antidumping and countervailing duty rates, depending on the exporter supplying the product, imposed by the U.S. government as a result of determinations that the U.S. was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. Historically, we and our subcontractors regularly surveyed the market to identify multiple alternative locations for product manufacturers. Nonetheless, many of the solar products we purchase are from manufacturers in China or from manufacturers in other jurisdictions who rely, in part, on products sourced in China. If alternative sources are not available on competitive terms in the future, we and our subcontractors may be required to purchase these products from manufacturers in China. In addition, tariffs on solar cells, panels and inverters in China may put upward pressure on prices of these products in other jurisdictions from which we or our subcontractors currently purchase equipment, which could reduce our ability to offer competitive pricing to potential customers.

The antidumping and countervailing duties discussed above are subject to annual review and may be increased or decreased. Furthermore, under Section 301 of the Trade Act of 1974, the Office of the United States Trade Representative (“USTR”) imposed tariffs on $200 billion worth of imports from China, including inverters and certain AC panels and non-lithium-ion batteries, effective September 24, 2018. In May 2019, the tariffs were increased from 10% to 25% and may be raised by the USTR in the future. Since these tariffs impact the purchase price of the solar products, these tariffs raise the cost associated with purchasing these solar products from China and reduce the competitive pressure on providers of solar cells not subject to these tariffs.

In August 2021, an anonymous trade group filed a petition with the U.S. Department of Commerce (the “Department of Commerce”) requesting an investigation into whether solar panels and cells imported from Malaysia, Thailand and Vietnam are circumventing anti-dumping and countervailing duties imposed on solar products manufactured in China. The group also requested the imposition of tariffs on such imports ranging from 50% – 250%. In November 2021, the Department of Commerce rejected the petition, citing the petitioners’ ongoing anonymity as one of the reasons for its decision. In March 2022, the Department of Commerce announced it is initiating country-wide circumvention inquiries to determine whether imports of solar cell and panels produced in Cambodia, Malaysia, Thailand and Vietnam that use components from China are circumventing anti-dumping and countervailing duty orders on solar cells and panels from China. The Department of Commerce’s inquiries were initiated pursuant to a petition filed by Auxin Solar, Inc. on February 8, 2022.

While the investigation remains ongoing, in December 2022, the Department of Commerce announced its preliminary determination in the investigation. In its determination, the Department of Commerce found that certain Chinese solar manufacturers circumvented U.S. import duties by routing some of their operations through Cambodia, Malaysia, Thailand and Vietnam. Given the Department of Commerce preliminarily found that circumvention was occurring through each of the four Southeast Asian countries, the Department of Commerce made a “country-wide” circumvention finding, which designates each country as one through which solar cells and panels are being circumvented from China. However, companies in these countries will be permitted to certify they are not circumventing the U.S. import duties, in which case the circumvention findings may not apply. The Department of Commerce will take a number of additional steps before issuing a final determination. In particular, the Department of Commerce will conduct in-person audits to verify the information that was the basis of its preliminary determination. Furthermore, the Department of Commerce will gather public comments on the preliminary determination to consider before issuing its final determination. Notably, however, on June 6, 2022, the President of the U.S. issued an emergency declaration establishing a tariff exemption of two years for solar panels and cells imported from Cambodia, Malaysia, Thailand and Vietnam, delaying the possibility of the imposition of dumping duties until the end of such two-year period. In September 2022, the Department of Commerce issued its final rule effectuating the two-year exemption period, and new dumping duties will not be imposed on solar panels and cells imported from Cambodia, Malaysia, Thailand and Vietnam until the earlier of two years after the date of the emergency declaration or when the emergency is terminated. Tariffs may be reinstated following the exemption period, but imports of solar cells and panels will not be subject to retroactive tariffs during the exemption period. The addition of new dumping duties would significantly disrupt the supply of solar cells and panels to customers in the U.S., as a large percentage of solar cells and panels used in the U.S. are imported from Cambodia, Malaysia, Thailand and Vietnam. If imposed, these or similar tariffs could put upward pressure on prices of these solar products, which could reduce our ability to offer competitive pricing to potential customers.

In addition, in December 2021, the U.S. International Trade Commission recommended the President extend tariffs initially imposed in 2018 on imported crystalline silicon PV cells and panels for another four years, until 2026. Under Presidential Proclamation 10339, published in February 2022, former President Biden extended the tariff beyond the scheduled expiration date of February 6, 2022, with an initial tariff of 14.75%, which will gradually be reduced to 14% by the eighth year of the measure. Since such actions increase the cost of imported solar products, to the extent we or our subcontractors use imported solar products or domestic producers are able to raise their prices for their solar products, the overall cost of the solar energy systems will increase, which could inhibit our ability to offer competitive pricing in certain markets.

Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. For example, the Department of Commerce’s Bureau of Industry and Security has added a number of Chinese entities to its entity list for enabling human rights abuses in the XUAR or for procuring U.S. technology to advance China’s military modernization efforts, thereby imposing severe trade restrictions against these designated entities. Moreover, in June 2021, U.S. Customs and Border Protection issued a Withhold Release Order pursuant to Section 307 of the Tariff Act of 1930 excluding the entry into U.S. commerce of silica-based products (such as polysilicon) manufactured by Hoshine Silicon Industry Co. Ltd. (“Hoshine”) and related companies, as well as goods made using those products, based on allegations related to Hoshine labor practices in the XUAR to manufacture such products. Additionally, in December 2021, Congress passed the UFLPA, which, with limited exception, prohibits the importation of all goods or articles mined or produced in whole or in part in the XUAR, or goods or articles mined or produced by entities working with the XUAR government to recruit, transport or receive forced labor from the XUAR. To date, intensive examinations, withhold release orders, and related governmental procedures have resulted in supply chain and operational delays throughout the industry. Although we maintain policies and procedures designed to maintain compliance with applicable governmental laws and regulations, these and other similar trade restrictions that may be imposed in the future may cause us to incur substantially higher compliance and due diligence costs in connection with procurement and have the effect of restricting the global supply of, and raising prices for, polysilicon and solar products, which could increase the overall cost of solar energy systems, reduce our ability to offer competitive pricing in certain markets and adversely impact our business and results of operations. Further, any operational delays or other supply chain disruption resulting from the human rights concerns or any of the supply chain risks articulated above, associated governmental responses, or a desire to source products, components, or materials from other manufacturers or regions could result in shipping, sales and installation delays, cancellations, penalty payments, or loss of revenue and market share, or may cause our key suppliers to seek to re-negotiate terms and pricing with us, any of which could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

Furthermore, anti-dumping and counter-vailing duties petitions filed on April 24, 2024, against solar cell and module exporters from Cambodia, Malaysia, Thailand, and Vietnam led to the Department of Commerce’s final affirmative determination in April 2025. anti-dumping and counter-vailing dutites measures (typically, in the form of tariffs) are used to remedy the economic advantage created by unfair foreign pricing and government subsidies. Importers must now post cash deposits at rates that differ markedly by country and by exporter or producer, with non-cooperating parties facing particularly high rates. These duties may be stacked on top of other existing tariffs. The Department of Commerce also upheld prior determinations that “critical circumstances” for certain importers, potentially exposing shipments made prior to the preliminary determinations to retroactive duty collection. This demonstrates that application of anti-dumping, counter-vailing duties, and other trade measures can be complex, potentially involving the stacking of multiple tariff rates on single imported products and applying liabilities retroactively. This uncertainty may trigger unplanned costs, tighten margins, and slow growth for the company.

While we believe the tariffs and trade regulations described above have contributed to price increases for components that we purchase, we believe that these price increases are also due to a combination of other factors, including supply chain constraints, increased demand for solar systems in the U.S. and Europe, rising inflation, and higher labor, material, and shipping costs. We cannot predict what additional actions the U.S. may adopt with respect to tariffs or other trade regulations or what actions may be taken by other countries in retaliation for such measures.

The tariffs described above, the adoption and expansion of trade restrictions, the occurrence of a trade war or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and ability to economically serve certain markets. If additional measures are imposed or other negotiated outcomes occur, our ability or the ability of our subcontractors to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

Our business currently depends on the availability of utility rebates, tax credits and other benefits, tax exemptions and exclusions, and other financial incentives on the federal, state, and/or local levels. We may be adversely affected by changes in, and application of these laws or other incentives to us, and the expiration, elimination or reduction of these benefits could adversely impact our business.

Our business depends on government policies that promote and support solar energy and enhance the economic viability of owning solar energy systems. U.S. federal, state and local governmental bodies provide incentives to owners, distributors, installers and manufacturers of solar energy systems to promote solar energy. These incentives include an investment tax credit and income tax credit offered by the federal government, as well as other tax credits, rebates and SRECs associated with solar energy generation. We rely on these incentives to lower our cost of capital and to attract investors, all of which enable us to lower the price we charge customers for our solar service offerings. These incentives have had a significant impact on the development of solar energy, but they could change at any time, as further described below. These incentives may also expire on a particular date, end when the allocated funding is exhausted, or be reduced, terminated or repealed without notice. The financial value of certain incentives may also decrease over time.

In December 2017, the Tax Cuts and Job Acts of 2017 (the “Tax Act”) was enacted. As part of the Tax Act, the corporate income tax rate was reduced, and there were other changes, including limiting or eliminating various other deductions, credits and tax preferences. The IRA implemented a corporate alternative minimum tax of 15% of financial statement income (subject to certain adjustments) for companies that report over $1 billion in profits to stockholders; similar to existing law, business credits (including solar energy credits) are limited to 75% of income in excess of $25,000 (with no limit against the first $25,000). We cannot predict whether and to what extent the U.S. corporate income tax rate will change under the Trump administration. The U.S. Congress is constantly considering changes to the tax code. Further limitations on, or elimination of, the tax benefits that support the financing of solar energy under current U.S. law could significantly and adversely impact our business.

The Trump administration is evaluating whether to seek reductions in the amount of federal tax credits available under the IRA. If this occurs, or if the federal government introduces other delays, reductions, or changes in policies that support the residential solar industry, including the tax credits available under the IRA, this could have an adverse effect on our business. Additionally, the above-described changes in the government’s trade policy, and possible changes in tax policy have contributed to investor and consumer uncertainty, and could contribute to a higher interest rate environment, which may further negatively impact our operations and financing costs. While it is difficult to predict specific outcomes at this time, we expect a period of regulatory and policy uncertainty in the near term.

Our business model also relies on multiple tax exemptions offered at the state and local levels. For example, some states have property tax exemptions that exempt the value of solar energy systems in determining values for calculation of local and state real and personal property taxes. State and local tax exemptions can have sunset dates, triggers for loss of the exemption, and can be changed by state legislatures and other regulators, and if solar energy systems were not exempt from such taxes, the property taxes payable by customers would be higher, which could offset any potential savings our solar service offerings could offer. Similarly, if state or local legislatures or tax administrators impose property taxes on third-party owners of solar energy systems, solar companies like us would be subject to higher costs.

In general, we rely on certain state and local tax exemptions that apply to the sale of equipment, sale of power, or both. These state and local tax exemptions can expire, can be changed by state legislatures, or their application to us can be challenged by regulators, tax administrators, or court rulings. Any changes to, or efforts to overturn, federal and state laws, regulations or policies that are supportive of solar energy generation or that remove costs or other limitations on other types of energy generation that compete with solar energy projects could materially and adversely affect our business.

We rely on certain utility rate structures, such as net metering, to offer competitive pricing to customers, and changes to those policies may significantly reduce demand for electricity from our solar energy systems.

As of December 31, 2024, a substantial majority of states had adopted net metering policies, including Florida, Texas, Missouri, Ohio and Illinois. Net metering policies allow homeowners to serve their own energy load using on-site generation while avoiding the full retail volumetric charge for electricity. Electricity that is generated by a solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a homeowner’s monthly billing period. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

Utilities, their trade associations, and fossil fuel interests in the country are currently challenging net metering policies, and seeking to eliminate them, cap them, reduce the value of the credit provided to homeowners for excess generation, or impose charges on homeowners that have net metering.

A few states have moved away from traditional full retail net metering and instead values excess generation by customers’ solar systems in various ways. For example, in 2017, Nevada enacted legislation to restore net metering at a reduced credit and guarantee new customers the net metering rate in effect at the time they applied for interconnection for 20 years. In 2016, the Arizona Corporation Commission replaced retail net metering with a net-feed in tariff (a fixed export rate). Some states set limits on the total percentage of a utility’s customers that can adopt net metering or set a timeline to evaluate net metering successor tariffs. For example, South Carolina passed legislation in 2019 that required review of net metering after two years. In 2021, the South Carolina Public Service Commission approved a portion of Duke Energy’s proposal that maintains the net metering framework with time-of-use rates and rejected a proposal from Dominion Energy to eliminate net metering altogether. In 2021 legislation, Illinois changed its net metering threshold from a percentage of customers to full retail net metering offered to a date certain (December 31, 2024) with a directed successor tariff that includes values that distributed resources provide to the distribution grid. New Jersey currently has no net metering cap; however, it has a threshold that triggers commission review of its net metering policy. States we serve now or in the future may adopt similar policies or net metering caps. If the net metering caps in these jurisdictions are reached without an extension of net metering policies, homeowners in those jurisdictions will not have access to the economic value proposition net metering provides. Our ability to sell our solar service offerings may be adversely impacted by the failure to extend existing limits to net metering or the elimination of currently existing net metering policies. The failure to adopt a net metering policy where it currently is not in place would pose a barrier to entry in those states. On April 26, 2022, Florida Governor DeSantis vetoed legislation that would have established a threshold date and percentage trigger when retail net metering would have faced declines in the immediate export rate.

Additionally, the imposition of charges that only or disproportionately impact homeowners that have solar energy systems, or the introduction of rate designs mentioned above, would adversely impact our business. Because fixed charges cannot easily be avoided with the installation of an on-site battery, which can mitigate or eliminate the negative impacts of net metering changes, these fixed charges have the potential to cause a more significant adverse impact. In June of 2021, two of four commissioners of FERC, including its chairperson, issued a letter stating there was a “strong case” such fixed charges in Alabama “may be violating the Commission’s PURPA regulations, undermining the statute’s purpose of encouraging Qualifying Facilities,” which is the Commission’s term for on-site generation. Litigation regarding the legality of these charges is ongoing in federal court. Most recently, on April 26, 2022, Florida Governor DeSantis vetoed legislation that would have allowed investor-owned utilities to petition the Public Service Commission for the ability to add fixed charges on solar customers. As part of the California Public Utilities Commission (“CPUC”) final decision on December 15, 2022, the CPUC rejected a solar specific fixed charge on solar customers.

Electric utility policies, statutes, and regulations and changes to such statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar energy offerings that may significantly reduce demand for such offerings.

Federal, state and local government policies, statutes and regulations concerning electricity heavily influence the market for our solar energy offerings and are constantly evolving. These statutes, regulations, and administrative rulings relate to electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These policies, statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings, or energy bill management, to customers.

In addition, many utilities, their trade associations, and fossil fuel interests in the country, which have significantly greater economic, technical, operational, and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

We are not currently regulated as a utility under applicable laws, but we may be subject to regulation as a utility in the future or become subject to new federal and state regulations for any additional solar service offerings we may introduce in the future.

Most federal, state, and municipal laws do not currently regulate us as a utility. As a result, we are not subject to the various regulatory requirements applicable to U.S. utilities. However, any federal, state, local or other applicable regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. These regulatory requirements could include restricting our sale of electricity, as well as regulating the price of our solar service offerings. If we become subject to the same regulatory authorities as utilities or if new regulatory bodies are established to oversee our business, our operating costs could materially increase.

Changes to the applicable laws and regulations governing direct-to-home sales and marketing may limit or restrict our ability to effectively compete.

We utilize a direct-to-home sales model as a primary sales channel and are vulnerable to changes in laws and regulations related to direct sales and marketing that could impose additional limitations on unsolicited residential sales calls and may impose additional restrictions such as adjustments to our marketing materials and direct-selling processes, and new training for personnel. If additional laws and regulations affecting direct sales and marketing are passed in the markets in which we operate, it would take time to train our sales professionals to comply with such laws, and we may be exposed to fines or other penalties for violations of such laws. If we fail to compete effectively through our direct-selling efforts, our financial condition, results of operations and growth prospects could be adversely affected.

Any failure to comply with laws and regulations relating to interactions by us or third parties (such as our dealers and subcontractors) with customers or with licensing requirements applicable to our business could result in negative publicity, claims, investigations and litigation, and may adversely affect our financial performance.

Our business involves transactions with customers. We and our subcontractors and dealers must comply with numerous federal, state and local laws and regulations that govern matters relating to our interactions with customers, including those pertaining to privacy and data security, home improvement contracts, warranties and direct-to-home solicitation, along with certain rules and regulations specific to the marketing and sale of residential solar products and services. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Noncompliance with any such laws or regulations, or the perception that we or our subcontractors or dealers have violated such laws or regulations or engaged in deceptive practices that could result in a violation, could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. We have incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to our interactions with customers could require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition, and results of operations.

Any investigations, actions, adoption or amendment of regulations relating to the marketing of our products could divert management’s attention from our business, require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition, and results of operations or could reduce the number of our potential customers.

We cannot ensure that our sales professionals and other personnel will always comply with our standard practices and policies, as well as applicable laws and regulations. In any of the numerous interactions between our sales professionals or other personnel and our customers or potential customers, our sales professionals or other personnel may, without our knowledge and despite our efforts to effectively train them and enforce compliance, engage in conduct that is or may be prohibited under our standard practices and policies and applicable laws and regulations. Any such non-compliance, or the perception of non-compliance, may expose us to claims, proceedings, litigation, investigations or enforcement actions by private parties or regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business and reputation. We have incurred, and will continue to incur, significant expenses to comply with the laws, regulations and industry standards that apply to us.

In addition, our affiliations with third-party dealers and subcontractors may subject us to alleged liability in connection with actual or alleged violations of law by such third parties, whether or not actually attributable to us, which may expose us to significant damages and penalties, and we may incur substantial expenses in defending against legal actions related to third parties, whether or not we are ultimately found liable.

Compliance with environmental laws and regulations can be expensive, and noncompliance with these laws and regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all applicable foreign, U.S. federal, state, and local laws and regulations regarding pollution control and protection of safety and the environment. These laws and regulations may include obligations relating to the release, emissions or discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes and the health and safety of our employees and other persons. Under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from owners or operators of property where releases of hazardous substances have occurred or are ongoing, even if the owner or operator was not responsible for such release or otherwise at fault. We use solar energy system and energy storage components that may contain toxic, volatile and otherwise hazardous substances in our operations. Any failure by us to control the use of, transport of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions of our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.

In addition, U.S. legislation includes disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such “conflict” minerals. We have incurred and will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of solar products. As a result, there may only be a limited pool of suppliers who provide conflict-free minerals, and we cannot be certain that we will be able to obtain products in sufficient quantities or at competitive prices. Since our supply chain is complex, we have not been able to sufficiently verify, and in the future, we may not be able to sufficiently verify, the origins for these conflict minerals used in our products. As a result, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins for all conflict minerals used in our products.

Compliance with health and safety laws and regulations can be complex, and noncompliance with these laws and regulations may result in potentially significant monetary damages and fines.

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act and comparable state statues, establishing requirements to protect the health and safety of workers. The OSHA hazard communication standard, the US EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes, require maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities, and citizens. Other OSHA standards regulate specific worker safety aspects of our operations. Substantial fines and penalties can be imposed, and orders or injunctions limiting or prohibiting certain operations may be issued, in connection with any failure to comply with these laws and regulations.

Our business is subject to complex and evolving U.S. and international privacy and data protection laws, rules, policies and other obligations. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, increased cost of operations or otherwise harm our business.

Consumer personal privacy and data security have become significant issues and the subject of rapidly evolving regulation. Furthermore, federal, state and local government bodies or agencies have in the past adopted, and may in the future adopt, more laws and regulations affecting data privacy. For example, new California legislation and regulations afford California consumers an array of new rights, including the right to be informed about what kinds of personal information companies have collected and the purpose for the collection. Complying with such laws or regulations, including in connection with any future expansion into new states (e.g., California), may significantly impact our business activities and require substantial compliance costs that adversely affect our business, operating results, prospects and financial condition. To date, we have not experienced substantial compliance costs in connection with fulfilling the requirements with any such laws or regulations. However, we cannot be certain that compliance costs will not increase in the future with respect to such laws or regulations. Furthermore, if we expand to foreign markets, we will be subject to additional privacy and data protection laws, such as the General Data Protection Regulation in the European Union.

We operate a call center that uses personal information to conduct follow-up marketing calls to prospective customers of our solar energy systems. The out-going marketing calls we make are subject to the Telephone Consumer Protection Act (“TCPA”) and any failure to comply with the TCPA could result in significant fines and potential litigation from consumers.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to our business may limit the use and adoption of, and reduce the overall demand for, our solutions. If we are not able to adjust to changing laws, regulations and standards related to privacy or security, our business may be harmed.

A change in our effective tax rate could have a significant adverse impact on our business, and an adverse outcome resulting from examination of our income or other tax returns could adversely affect our results.

A number of factors may adversely affect our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; adjustments to our interpretation of transfer pricing standards; changes in available tax credits, grants and other incentives; changes in stock-based compensation expense; the availability of loss or credit carryforwards to offset taxable income; changes in tax laws or the interpretation of such tax laws (for example federal and state taxes); and changes in U.S. generally accepted accounting principles (“GAAP”). A change in our effective tax rate due to any of these factors may adversely affect our future results from operations.

Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect our provision for income taxes. In addition, we are subject to examination of our income tax returns by various tax authorities. We regularly assess the likelihood of adverse outcomes resulting from any examination to determine the adequacy of our provision for income taxes. An adverse determination of an examination could have an adverse effect on our results of operations and financial condition.

Additionally, U.S. tax reform may lead to further changes in (or departure from) these norms. As these and other tax laws and related regulations change, our results of operations, cash flows, and financial condition could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow.

Risks Related to Ownership of Zeo Energy Securities

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our continued eligibility for listing on Nasdaq depends on our ability to comply with Nasdaq’s continued listing requirements.

On January 24, 2025, we received a letter from the Listing Qualifications Staff of Nasdaq notifying us that we are not in compliance with periodic requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) (the “Reporting Rule”) because our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 was not filed with the Securities and Exchange Commission by the required due date of March 31, 2025. The letter received from Nasdaq has no immediate effect on the listing or trading of our shares.

Under Nasdaq rules, we have until Monday, June 16, 2025 to submit a plan to regain compliance with Nasdaq Listing Rules. If Nasdaq accepts our plan, Nasdaq may grant an exception until Monday, October 13, 2025 to regain compliance with the Nasdaq Listing Rules.

While the filing of this Report means that we have regained compliance with the Nasdaq Listing Rules, we expect that we will not be able to remain in compliance as we anticipate that our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 will not be filed by the required due date.

If Nasdaq delists Zeo Energy Common Stock from trading on its exchange for failure to meet the Reporting Rule or any other listing standards, we and our stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that Zeo Energy Common Stock is a “penny stock,” which will require brokers trading in Zeo Energy Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Zeo Energy Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our shares of Zeo Energy Class A Common Stock and Warrants to fall.

Pursuant to a resale registration statement, selling securityholders can sell up to:

•        4,000,004 outstanding shares of Zeo Energy Class A Common Stock issued to the Sponsor and certain former holders of ESGEN Class B ordinary shares, issued to such holders at an equity consideration value of $10.00 per share;

•        50,000 outstanding shares of Zeo Energy Class A Common Stock issued to Piper Sandler & Co. at an equity consideration value of $5.00 per share;

•        1,838,430 shares of Zeo Energy Class A Common Stock issuable upon exchange of an equivalent number of Convertible OpCo Preferred Units and Zeo Energy Class V Common Stock issued to the Sponsor pursuant to the Sponsor Subscription Agreement at an equity consideration value of $10.00 per share;

•        33,730,000 shares of Zeo Energy Class A Common Stock issuable upon exchange of an equivalent number of Exchangeable OpCo Units and Zeo Energy Class V Common Stock issued to the Sellers pursuant to the ESGEN Business Combination Agreement at an equity consideration value of $10.00 per share; and

•        500,000 shares of Zeo Energy Class A Common Stock issuable to Sun Managers, LLC upon potential forfeiture of an equivalent number of shares of Zeo Energy Class A Common Stock previously issued to Sponsor and certain former holders of ESGEN Class B ordinary shares at an equity consideration value of $10.00 per share.

The Initial Shareholders of Zeo Energy have agreed not to transfer an aggregate of 500,000 shares of Zeo Energy Class A Common Stock until two years after the ESGEN Closing (with such shares being forfeited upon the occurrence of a Convertible OpCo Preferred Unit Optional Conversion or a Convertible OpCo Preferred Unit Redemption within two years after the ESGEN Closing which occurred on March 13, 2024).

The sale of all or a portion of these securities could result in a significant decline in the public trading price of our securities. Despite such a decline in the public trading price, some of the selling securityholders may still experience a positive rate of return on the securities they purchased due to the price at which such selling securityholder initially purchased the securities. See “Risk Factors — Certain existing securityholders purchased, or may purchase, securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in the Company may not experience a similar rate of return.” below.

In addition, sales of a substantial number of our shares of Zeo Energy Class A Common Stock and/or Warrants in the public market by the selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of Zeo Energy Class A Common Stock and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of Zeo Energy Class A Common Stock and Warrants.

Sales, or the perception of sales, of Zeo Energy Class A Common Stock by us or our existing stockholders in the public market could cause the market price for the Zeo Energy Class A Common Stock to decline.

The sale of substantial amounts of shares Zeo Energy Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of Zeo Energy Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the expiration or waiver of the lock-up described in the risk factor above, shares held by certain of our stockholders will be eligible for resale. As restrictions on resale end, the market price of shares of Zeo Energy Class A Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of Zeo Energy Class A Common Stock or other securities.

In addition, the shares of Zeo Energy Class A Common Stock reserved for future issuance under Zeo Energy’s 2024 Omnibus Incentive Plan, which we refer to as the 2024 Plan, will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale by affiliates under Rule 144, as applicable. The number of shares reserved and available for future issuance under the 2024 Plan currently equals 3,074,400 shares of Zeo Energy Class A Common Stock.

We have filed a registration statement on Form S-8 under the Securities Act to register shares of Zeo Energy Class A Common Stock or securities convertible into or exchangeable for shares of Zeo Energy Class A Common Stock issued pursuant to our equity incentive plan. Such Form S-8 registration statement became automatically become effective upon filing. Accordingly, shares issued under such registration statement will be available for sale in the open market. The initial registration statement on Form S-8 covers 3,220,400 shares of Zeo Energy Class A Common Stock.

Certain existing securityholders purchased, or may purchase, securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in the Company may not experience a similar rate of return.

Certain stockholders in the Company, including certain of the selling securityholders, acquired, or may acquire, shares of Zeo Energy Class A Common Stock or Warrants at prices below the current trading price of Zeo Energy Class A Common Stock or Warrants, as applicable, and may experience a positive rate of return based on the current trading price.

For example, the Sponsor and the other Initial Shareholders of Zeo Energy can earn a positive rate of return on their investment if the trading price of Zeo Energy Class A Common Stock is approximately $2.04 or more per share. Public stockholders may not be able to experience the same positive rates of return on securities they purchase due to the low price at which the Sponsor and the other Initial Stockholders purchased shares of Zeo Energy Class A Common Stock and Warrants.

Our management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our businesses.

Most of the individuals who now constitute our management team have limited to no experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our businesses, which could adversely affect our businesses. It is probable that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which would increase our operating costs in future periods.

We incur significant costs as a result of operating as a public company.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Nasdaq listing requirements and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information therein and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on the Zeo Energy Board of Directors, committees of the Zeo Energy Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of Zeo Energy Class A Common Stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and executive officers.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner, which could adversely affect our business.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which requires us to document and make significant changes to our internal control over financial reporting. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these public company requirements. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

Likewise, as a public company, we may lose our status as an “emerging growth company,” as defined in the JOBS Act, and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for 12 months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates equals or exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. If we become subject to the SEC’s internal control reporting and attestation requirements, we might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment.

We have identified material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, if management identifies additional material weaknesses in the future or if we otherwise fail to maintain effective internal controls over financial reporting, we may not be able to accurately or timely report our financial position or results of operations, which may adversely affect our business and stock price or cause our access to the capital markets to be impaired.

We have identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, a material weakness exists in the Company’s internal control over financial reporting related to ineffective controls over period end financial disclosure and reporting processes, including not timely performing certain reconciliations and the completeness and accuracy of those reconciliations, and lack of effectiveness of controls over accurate accounting and financial reporting and reviewing the underlying financial statement elements, and recording incorrect journal entries that also did not have the sufficient review and approval.

These control deficiencies could result in a misstatement in our accounts or disclosures that would result in a material misstatement to our financial statements that would not be prevented or detected. Accordingly, we determined that these control deficiencies constitute material weaknesses.

We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified.

Our plan includes the below:

•        Designing and implementing a risk assessment process supporting the identification of risks.

•        Implementing systems and controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues.

•        Improving our internal control policies and procedures to specifically address controls around segregation of duties, cybersecurity, user access reviews, and changes in management.

•        Implementing specific user access, segregation of duties and change management controls within our financial reporting IT systems.

•        Hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”). We are in the process of hiring additional resources and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and to provide accounting services related to complex accounting transactions.

•        Implementing controls to enable an effective and timely review of period-end close procedures.

•        Implementing controls to enable an accurate and timely review of accounting records that support our accounting processes and maintain documents for internal accounting reviews.

Additionally, our management has considered and reviewed the errors which occurred in revenue and cost of goods sold cutoff, accounts payable, accrued liabilities, stock compensation, expense classification, prepaid expenses, operating lease cash flow classification and finance lease arrangements. Our management has determined that controls are not designed effectively in these areas. To mitigate future misstatements in these areas management will implement the following procedures at the end of each reporting period:

1.      Accounts Payable — Review the accounts payable with the executive team to inquire about any invoices not sent to accounts payable.

2.      Accrued Liabilities — Review the accrued liabilities detail with the executive team to determine if there are any expenses/liabilities for which the Company should accrue an expense which has not yet been recognized.

3.      Stock Compensation — Review with the CEO and legal counsel the list of stock grants which have been made and ask if there have been any other grants made which should be included in the analysis.

4.      Classification of expenses — Review the expense classification with the executive team to determine all expenses are properly classified.

5.      Classification of financing agreements — Review the financing agreements with the executive team to determine proper classification of the agreements as debt or finance lease.

6.      Prepaid expenses — Review prepaid expenses with the executive team to determine if all prepaid expenses have been properly recorded for future services to be rendered and subsequently amortized.

7.      Revenue and cost of goods sold cut off — Review revenue and related cost of goods sold with executive team to determine if revenue and related cost of goods sold is properly recognized. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products and services to new and existing customers.

However, if we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that are placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely or effective manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our current controls and any new controls that we develop may also become inadequate because of poor design or changes in our business, including increased complexity resulting from any international expansion, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us and adversely affect the trading price of Zeo Energy Common Stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Changing laws and regulations could create uncertainty for Zeo Energy regarding compliance matters and result in higher costs.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

The rules and regulations applicable to public companies make it more expensive for Zeo Energy to obtain and maintain director and officer liability insurance, which could adversely affect its ability to attract and retain qualified officers and directors.

The rules and regulations applicable to public companies make it more expensive for Zeo Energy to obtain and maintain director and officer liability insurance, and Zeo Energy may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The potential for increased personal liability could also make it more difficult for Zeo Energy to attract and retain qualified members of the Zeo Energy Board of Directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

An active, liquid market for Zeo Energy’s securities may not develop, which would adversely affect the liquidity and price of Zeo Energy’s securities.

The price of Zeo Energy’s securities may vary significantly due to factors specific to Zeo Energy as well as to general market or economic conditions. Furthermore, an active, liquid trading market for Zeo Energy’s securities may never develop, or, if developed, it may not be sustained. You may be unable to sell your securities without depressing the market price for the securities or at all unless an active, liquid market can be established and sustained. An inactive trading market may also impair Zeo Energy’s ability to attract and motivate employees through equity incentive awards and to acquire other companies, products or technologies by using shares of capital stock as consideration.

The market price of the shares of Zeo Energy Class A Common Stock may decline.

The market price of the shares of Zeo Energy Class A Common Stock may decline for a number of reasons, including if:

•        investors react negatively to the prospects of Zeo Energy’s business;

•        Zeo Energy’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        Zeo Energy does not achieve the perceived benefits of the Mergers or the ESGEN Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

The price of Zeo Energy Class A Common Stock may change significantly, even if Zeo Energy’s business is doing well, and you could lose all or part of your investment as a result.

The trading price of shares of Zeo Energy Class A Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Zeo Energy Class A Common Stock at an attractive price due to a number of factors such as the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of Zeo Energy’s competitors;

•        changes in expectations as to Zeo Energy’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by Zeo Energy or its competitors;

•        announcements by Zeo Energy or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in Zeo Energy’s management;

•        changes in general economic or market conditions (including changes in interest rates or inflation) or trends in Zeo Energy’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Zeo Energy’s business;

•        future sales of Zeo Energy Class A Common Stock or other securities;

•        dilution as a result of future exercises of Warrants, conversion of the Convertible OpCo Preferred Units or exchanges of the Exchangeable OpCo Units;

•        investor perceptions of the investment opportunity associated with Zeo Energy Class A Common Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by Zeo Energy or third parties, including Zeo Energy’s filings with the SEC;

•        litigation involving Zeo Energy, Zeo Energy’s industry, or both, or investigations by regulators into the Zeo Energy Board of Directors, Zeo Energy’s operations or those of Zeo Energy’s competitors;

•        guidance, if any, that Zeo Energy provides to the public, any changes in this guidance or Zeo Energy’s failure to meet this guidance;

•        the development and sustainability of an active trading market for Zeo Energy Class A Common Stock;

•        actions by institutional or activist stockholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Zeo Energy Class A Common Stock, regardless of Zeo Energy’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Zeo Energy Class A Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Zeo Energy were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Zeo Energy’s business regardless of the outcome of such litigation.

Warrants issued in the IPO are exercisable for Zeo Energy Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to the stockholders of Zeo Energy.

Outstanding Warrants to purchase an aggregate of 13.8 million shares of Zeo Energy Class A Common Stock are exercisable in accordance with the terms of the warrant agreement governing those securities. The exercise price of these Warrants is $11.50 per share. To the extent such Warrants are exercised, additional shares of Zeo Energy Class A Common Stock will be issued, which will result in dilution to the then existing holders of Zeo Energy Class A Common Stock and increase the number of shares eligible for resale in the public market.

Zeo Energy stockholders may experience significant dilution as a result of a Convertible OpCo Preferred Unit Conversion.

Subject to the conditions described in the OpCo A&R LLC Agreement, the holder of the Convertible OpCo Preferred Units may, or OpCo may require the holder of such Convertible OpCo Preferred Units to, convert all of such holder’s Convertible OpCo Preferred Units into such number of Exchangeable OpCo Units as determined by the conversion ratio applicable to the respective Convertible OpCo Preferred Unit Conversion. Upon the occurrence of a conversion of Convertible OpCo Preferred Units into Exchangeable OpCo Units, all Exchangeable OpCo Units received as a result of such conversion shall be immediately exchanged (together with an equal number of shares of Zeo Energy Class V Common Stock) into an equal number of shares of Zeo Energy Class A Common Stock. Accordingly, if the Convertible OpCo Preferred Units are converted into Exchangeable OpCo Units and immediately thereafter exchanged for shares of Zeo Energy Class A Common Stock, holders of Zeo Energy Class A Common Stock could experience significant dilution. Further, if the holders of the shares of Zeo Energy Class A Common Stock issued as a result of a Convertible OpCo Preferred Unit Conversion dispose of a substantial portion of such shares of Zeo Energy Class A Common Stock in the public market, whether in a single transaction or series of transactions, it could adversely affect the market price for the Zeo Energy Class A Common Stock. These sales, or the possibility that these sales may occur, could make it more difficult for Zeo Energy or its stockholders to sell shares of Zeo Energy Class A Common Stock in the future.

Zeo Energy may be subject to securities class action litigation, which may harm its business and operating results.

Certain companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Zeo Energy may be the target of this type of litigation in the future. Securities litigation against Zeo Energy could result in substantial costs and damages and divert Zeo Energy’s management’s attention from other business concerns, which could seriously harm Zeo Energy’s business, results of operations, financial condition or cash flows.

Zeo Energy may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on Zeo Energy’s business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements or judgment costs and a diversion of Zeo Energy’s management’s attention and resources that are needed to successfully run Zeo Energy’s business.

Because there are no current plans to pay cash dividends on shares of Zeo Energy Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of Zeo Energy Class A Common Stock at a price greater than what you paid for them.

Zeo Energy intends to retain future earnings, if any, for future operations, expansion (which may include potential acquisitions) and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Zeo Energy Class A Common Stock will be at the sole discretion of the Zeo Energy Board of Directors. The Zeo Energy Board of Directors may take into account general and economic conditions, Zeo Energy’s financial condition and results of operations, Zeo Energy’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Zeo Energy to its stockholders or by its subsidiaries to it and such other factors as the Zeo Energy Board of Directors may deem relevant. As a result, you may not receive any return on an investment in the shares of Zeo Energy Class A Common Stock unless you sell such shares for a price greater than that which you paid for it.

Zeo Energy may issue additional shares of Zeo Energy Class A Common Stock or other equity securities without seeking approval of its stockholders, which would dilute your ownership interests and may depress the market price of Zeo Energy Class A Common Stock.

Zeo Energy has Zeo Warrants outstanding to purchase up to an aggregate of approximately 13.8 million shares of Zeo Energy Class A Common Stock. Additionally, Zeo Energy will issue shares of Zeo Energy Class A Common Stock to (i) the holders of Convertible OpCo Preferred Units upon the occurrence of a Convertible OpCo Preferred Unit Conversion and (ii) the Sellers upon the conversion of Sellers’s OpCo Units (together with an equal number of shares of Sellers’s Zeo Energy Class V Common Stock) into Zeo Energy Class A Common Stock. Further, Zeo Energy may choose to seek third-party financing to provide additional working capital for Zeo Energy’s business, in which event Zeo Energy may issue additional shares of Zeo Energy Class A Common Stock or other equity securities. Zeo Energy may also issue additional shares of Zeo Energy Class A Common Stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares of Zeo Energy Class A Common Stock or other equity securities of equal or senior rank would have the following effects:

•        Zeo Energy’s existing stockholders’ proportionate ownership interest in Zeo Energy will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of Zeo Energy Class A Common Stock may be diminished; and

•        the market price of the shares of Zeo Energy Class A Common Stock may decline.

If securities or industry analysts do not publish research or reports about Zeo Energy’s business, if they change their recommendations regarding the shares of Zeo Energy Class A Common Stock or if Zeo Energy’s operating results do not meet their expectations, the price and trading volume of shares of Zeo Energy Class A Common Stock could decline.

The trading market for shares of Zeo Energy Class A Common Stock will depend in part on the research and reports that securities or industry analysts publish about Zeo Energy or its businesses. If no securities or industry analysts commence coverage of Zeo Energy, the trading price for shares of Zeo Energy Class A Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Zeo Energy downgrade its securities or publish unfavorable research about its businesses, or if Zeo Energy’s operating results do not meet analyst expectations, the trading price of shares of Zeo Energy Class A Common Stock would likely decline. If one or more of these analysts cease coverage of Zeo Energy or fail to publish reports on Zeo Energy regularly, demand for shares of Zeo Energy Class A Common Stock could decrease, which might cause the share price and trading volume to decline. Accordingly, holders of Zeo Energy Class A Common Stock may experience a loss as a result of a decline in the market price of Zeo Energy Class A Common Stock. In addition, a decline in the market price of Zeo Energy Class A Common Stock could adversely affect Zeo Energy’s ability to issue additional securities and to obtain additional financing in the future.

The ability of Zeo Energy’s management to require holders of Warrants to exercise such Warrants on a cashless basis will cause holders to receive fewer shares of Zeo Energy Class A Common Stock upon their exercise of such Warrants than they would have received had they been able to exercise such Warrants for cash.

If Zeo Energy calls the Warrants for redemption after the redemption criteria have been satisfied, Zeo Energy’s management will have the option to require any holder that wishes to exercise Warrants to do so on a “cashless basis.” If Zeo Energy’s management chooses to require holders to exercise their Warrants on a cashless basis, the number of shares of Zeo Energy Class A Common Stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his, her or its Warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in Zeo Energy.

Zeo Energy may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous for holders of Warrants.

Zeo Energy may redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant; provided, that the last reported sales price of shares of Zeo Energy Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date Zeo Energy sends the notice of redemption to the holders of Warrants. If and when the Warrants become redeemable by Zeo Energy, Zeo Energy may exercise its redemption right if there is a current registration statement in effect with respect to the shares of Zeo Energy Class A Common Stock underlying such Warrants. Redemption of the outstanding Warrants could force you to: (i) exercise your Warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

In the event Zeo Energy determines to redeem any Warrants, holders of such Warrants would be notified of such redemption as described in the warrant agreement governing the Warrants. Specifically, in the event that Zeo Energy elects to redeem all of the redeemable Warrants as described above, Zeo Energy will fix a Warrant redemption date. Notice of redemption will be mailed by first class mail, postage prepaid, by Zeo Energy not less than 30 days prior to such date to the registered holders of the redeemable Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement governing the Warrants will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable Warrants will be notified of such redemption via Zeo Energy’s posting of the redemption notice to DTC.

If Zeo Energy’s performance does not meet market expectations, the price of its securities may decline.

If Zeo Energy’s performance does not meet market expectations, the price of the Zeo Energy Class A Common Stock may decline. Fluctuations in the price of the Zeo Energy Class A Common Stock could contribute to the loss of all or part of your investment. If an active market for Zeo Energy Class A Common Stock develops and continues, the trading price of the Zeo Energy Class A Common Stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control.

Any of the factors listed below could have a material adverse effect on your investment in the Zeo Energy Class A Common Stock and it may trade at prices significantly below the price you paid for them. Factors affecting the trading price of Zeo Energy Class A Common Stock may include:

•        actual or anticipated fluctuations in Zeo Energy’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about its operating results;

•        success of competitors;

•        its operating results failing to meet market expectations in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Zeo Energy or the solar energy industry and market in general;

•        operating and stock price performance of other companies that investors deem comparable to Zeo;

•        its ability to market new and enhanced products on a timely basis;

•        changes in laws and regulations affecting its business;

•        commencement of, or involvement in, litigation involving Zeo;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of Zeo Energy Common Stock available for public sale;

•        any significant change in its board or management;

•        sales of substantial amounts of Zeo Energy Common Stock by its directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of the Zeo Energy Class A Common Stock irrespective of Zeo Energy’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.

The trading prices and valuations of these stocks, and of Zeo Energy’s securities, may not be predictable. A loss of investor confidence in the market for solar energy or the stocks of other companies which investors perceive to be similar to Zeo Energy could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Zeo Energy Class A Common Stock also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our governing documents and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Zeo Energy Board of Directors and therefore depress the trading price of Zeo Energy Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Zeo Energy Board of Directors or taking other corporate actions, including effecting changes in the management of Zeo Energy. Among other things, our governing documents include provisions regarding:

•        the ability of the Zeo Energy Board of Directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, Zeo Energy’s directors and officers;

•        the exclusive right of the Zeo Energy Board of Directors to elect a director to fill a vacancy created by the expansion of the Zeo Energy Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Zeo Energy Board of Directors;

•        the requirement that, subject to the special rights of the holders of one or more series of preferred stock, special meetings of the stockholders may be called only (i) by or at the direction of the Zeo Energy Board of Directors, the Chairperson of the Zeo Energy Board of Directors or the Chief Executive Officer, in each case, in accordance with the Zeo Energy Bylaws or (ii) for so long as the holders of shares of the Zeo Energy Class V Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, by or at the request of stockholders collectively holding shares of capital stock of Zeo Energy representing a majority of the total voting power of stock entitled to vote generally in election of directors, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the Zeo Energy Board of Directors and stockholder meetings;

•        the requirement for the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Zeo Energy Charter, which could preclude stockholders from bringing matters before annual or special meetings of stockholders, delay changes in Zeo Energy and inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Zeo Energy Board of Directors to amend the Zeo Energy Bylaws, which may allow the Zeo Energy Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Zeo Energy Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Zeo Energy Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders, delay changes in the Zeo Energy Board of Directors and discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Zeo Energy.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Zeo Energy Board of Directors or management.

Any provision of our governing documents or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of Zeo Energy Class A Common Stock and could also affect the price that some investors are willing to pay for shares of Zeo Energy Class A Common Stock.

We are a holding company. Our only material asset is our equity interest in OpCo, and we are accordingly dependent upon distributions from OpCo to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our equity interest in OpCo. We have no independent means of generating revenue. To the extent OpCo has available cash, we intend to cause OpCo to make generally pro rata distributions to the holders of OpCo Units, including us, in an amount sufficient to cause each OpCo unitholder to receive a distribution at least equal to (i) such OpCo unitholder’s allocable share of net taxable income as calculated with certain assumptions, multiplied by an assumed tax rate, and (ii) with respect to us, any payments required to be made by us under the Tax Receivable Agreement. The assumed tax rate for this purpose will be the combined maximum U.S. federal, state, and local rate of tax applicable to an individual resident in New York City, New York for the applicable taxable year. We intend to cause OpCo to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and OpCo or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we have no independent means of generating revenue, our ability to make tax payments and payments under the Tax Receivable Agreement will be dependent on the ability of OpCo to make distributions to us in an amount sufficient to cover our tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of OpCo’s subsidiaries to make distributions to OpCo. We intend that such distributions from OpCo and its subsidiaries be funded with cash from operations or from future borrowings. The ability of OpCo, its subsidiaries and other entities in which it directly or indirectly hold an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by OpCo or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, and such failure to make payments may result in a breach under the Tax Receivable Agreement in certain cases. Because distributions of OpCo will be used to fund Tax Receivable Agreement payments by us, OpCo’s liquidity will be affected negatively by the Tax Receivable Agreement in a material respect.

We are required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be significant.

In connection with closing of the ESGEN Transaction, we entered into a tax receivable agreement with specified members of OpCo, which we refer to as the “Tax Receivable Agreement,” and the members of OpCo who from time to time become a party to such agreement, we refer to as the “TRA Holders.” This agreement generally provides for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after the ESGEN Transaction as a result of certain increases in tax basis available to us pursuant to the exercise of the OpCo Exchange Rights or a Mandatory Exchange and certain benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of any actual net cash tax savings that we realize.

The term of the Tax Receivable Agreement will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we experience a change of control (as defined in the Tax Receivable Agreement, which includes certain mergers, asset sales, or other forms of business combinations) or the Tax Receivable Agreement otherwise terminates early (at our election or as a result of our breach or the commencement of bankruptcy or similar proceedings by or against us), and we make the termination payments specified in the Tax Receivable Agreement in connection with such change of control or other early termination.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of OpCo, and we expect that the payments required to be made under the Tax Receivable Agreement will be substantial. Payments under the Tax Receivable Agreement will reduce the amount of cash provided by the tax savings that would otherwise have been available to us for other uses. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash tax savings generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including the timing of any redemption of Exchangeable OpCo Units, the price of Zeo Energy Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming OpCo unitholder’s tax basis in its Exchangeable OpCo Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Any distributions made by OpCo to us in order to enable us to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the OpCo unitholders, could have a substantial negative impact on our liquidity.

The payments under the Tax Receivable Agreement following the exercise of the OpCo Exchange Rights or a Mandatory Exchange will not be conditioned upon a TRA Holder having a continued ownership interest in us or OpCo.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Zeo Energy realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement otherwise terminates early (at our election or as a result of our breach or the commencement of bankruptcy or similar proceedings by or against us), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement, and it is expected that such payment would be substantial. The calculation of anticipated future payments would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OpCo Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. If we were to experience a change of control or the Tax Receivable Agreement was otherwise terminated as of the ESGEN Closing, we estimate that the early termination payment would be approximately $18.6 million. The foregoing amount is merely an estimate, and the actual payment could differ materially. The aggregate amount of payments that are actually made under the Tax Receivable Agreement could substantially exceed the estimated termination payment described above.

Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates. Moreover, the obligation to make an early termination payment upon a change of control could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

There can be no assurance that we will be able to satisfy our obligations under the Tax Receivable Agreement.

In the event that payment obligations under the Tax Receivable Agreement are accelerated in connection with a change of control, the consideration payable to holders of Zeo Energy Class A Common Stock in connection with such change of control could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), we would be obligated to make a substantial immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of Zeo Energy Class A Common Stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, any payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders having a continued interest in us or OpCo. Accordingly, the TRA Holders’ interests may conflict with those of the holders of Zeo Energy Class A Common Stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The IRS or another taxing authority may challenge all or part of the tax basis increases covered by the Tax Receivable Agreement, as well as other related tax positions we take, and a court could sustain such challenge. The TRA Holders will not be required to reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against future payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are greater than our actual net cash tax savings, if any, and we may not be able to recoup those payments, which could have a substantial negative impact on our liquidity.

If OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and OpCo might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that OpCo does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.

Under certain circumstances, transfers of OpCo Units could cause OpCo to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of OpCo Units qualify for one or more of such safe harbors. For example, we intend to limit the number of holders of OpCo Units, and the OpCo A&R LLC Agreement provides for certain limitations on the ability of holders of OpCo Units to transfer their OpCo Units and provides us, as the manager of OpCo, with the right to prohibit the exercise of an OpCo Exchange Right if we determine (based on the advice of counsel) there is a material risk that OpCo would be a publicly traded partnership as a result of such exercise.

If OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with OpCo. In addition, we might not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of OpCo’s assets) were subsequently determined to have been unavailable.

In certain circumstances, OpCo is required to make tax distributions to the OpCo unitholders, including us, and the tax distributions that OpCo is required to make may be substantial. The OpCo tax distribution requirement may complicate our ability to maintain our intended capital structure.

To the extent OpCo has available cash, we intend to cause OpCo to make generally pro rata distributions to the holders of OpCo Units, including us, in an amount sufficient to cause each OpCo unitholder to receive a distribution at least equal to (i) such OpCo unitholder’s allocable share of net taxable income as calculated with certain assumptions, multiplied by an assumed tax rate, and (ii) with respect to us, any payments required to be made by us under the Tax Receivable Agreement. The assumed tax rate for this purpose will be the combined maximum U.S. federal, state, and local rate of tax applicable to an individual resident in New York City, New York for the applicable taxable year. The amount of tax distributions to such unitholder for any year may be reduced by prior operating distributions made to that unitholder for such year. As a result of certain assumptions in calculating the tax distribution payments, including the assumed tax rate, we may receive tax distributions from OpCo that exceed our actual tax liability and our obligations under the Tax Receivable Agreement by a material amount.

The receipt of such excess distributions would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of an OpCo Manager Unit to deviate from the value of a share of Zeo Energy Class A Common Stock. If we retain such cash balances, the holders of Exchangeable OpCo Units would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the OpCo Exchange Rights. We intend to take steps to eliminate any material cash balances. Such steps could include distributing such cash balances as dividends on the Zeo Energy Class A Common Stock or reinvesting such cash balances in OpCo for additional OpCo Manager Units (with an accompanying stock dividend with respect to Zeo Energy Class A Common Stock).

The tax distributions to the OpCo unitholders may be substantial and may, in the aggregate, exceed the amount of taxes that OpCo would have paid if it were a similarly situated corporate taxpayer. Funds used by OpCo to satisfy its tax distribution obligations will generally not be available for reinvestment in its business.

Risk Factors Relating to Heliogen’s Business

You should read and consider the risk factors specific to Heliogen’s business that will also affect the surviving company after the closing. These risks are described in Heliogen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, which are incorporated by reference into this document, and in other documents that are incorporated by reference into this document. For additional information, see the section entitled “Where You Can Find More Information.”

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Zeo Energy Class A Common Stock are listed on Nasdaq under the trading symbol “ZEO”. Zeo Energy’s Warrants are listed on Nasdaq under the symbol “ZEOWW.” Shares of the Zeo Energy Class V Common Stock have no established trading market and are not publicly traded and are exchangeable together with their corresponding Exchangeable OpCo Units, for shares of Zeo Energy Class A Common Stock, subject to the terms and conditions of the OpCo A&R LLC Agreement. As of June 24, 2025, there were 86 holders of record of Zeo Energy Class A Common Stock, nine holders of record of Zeo Energy Class V Common Stock, and one holder of record of Zeo Energy Warrants. The actual number of holders of Zeo Energy Class A Common Stock and Zeo Energy Warrants is greater than the number of record holders and includes holders of Zeo Energy Class A Common Stock and Zeo Energy Warrants whose shares of Zeo Energy Class A Common Stock or Zeo Energy Warrants are held in street name by brokers and other nominees. For more information, see “Description of Zeo Energy Capital Stock.”

Shares of Heliogen are traded on the OTCQX under the trading symbol “HLGN”. As of June 24, 2025, there were 22,824,845 shares of Zeo Energy Class A Common Stock outstanding, 26,480,000 shares of Zeo Energy Class V Common Stock outstanding, 13,800,000 Zeo Energy Warrants outstanding, and 6,605,298 shares of Heliogen Common Stock outstanding.

The following table presents trading information for Zeo Energy Class A Common Stock and Heliogen Common Stock on May 28, 2025, the last trading day before public announcement of the Merger Agreement, and June 24, 2025, the latest practicable date.

Date	Zeo Energy Class A Common Stock			Heliogen Common Stock
	High	Low	Close	High	Low	Close
May 28, 2025	$1.58	$1.51	$1.55	$2.45	$2.17	$2.35
June 24, 2025	$3.48	$2.80	$2.86	$1.65	$1.55	$1.65

For illustrative purposes, the following table provides Heliogen equivalent per share information on each of the specified dates. Heliogen equivalent per share amounts are calculated by multiplying the per share price of each share of Zeo Energy Class A Common Stock by 0.9546, which we refer to in this proxy statement prospectus as the illustrative Exchange Ratio (without giving effect to fractional shares). We describe the calculation of this illustrative Exchange Ratio below.

Date	Zeo Energy Class A Common Stock			Heliogen Common Stock
	High	Low	Close	High	Low	Close
May 28, 2025	$1.58	$1.51	$1.55	$1.51	$1.44	$1.48
June 24, 2025	$3.48	$2.80	$2.86	$3.32	$2.67	$2.73

The price of Zeo Energy Class A Common Stock used to calculate the Exchange Ratio, which is defined as the Parent Stock Price in the Merger Agreement, is fixed, at $1.5859 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalization and the like). The Exchange Ratio is calculated by dividing by the Parent Stock Price, and accordingly the Exchange Ratio is not reduced by or increased by changes in the price of Zeo Energy Class A Common Stock.

However, the Exchange Ratio in the Merger Agreement is subject to change based on the number of Heliogen Fully-Diluted Shares and the amount of the Heliogen Net Cash as of Closing, as described in “The Merger Agreement.” Solely for purposes of illustration, based on the Heliogen Fully-Diluted Shares as of June 24, 2025, the latest practicable date, which consisted of 6,605,298 Heliogen Fully-Diluted Shares, and assuming solely for illustration purposes that the amount of Heliogen Net Cash at Closing was $16.0 million, then the Exchange Ratio would be approximately 0.9546. We refer to this as the illustrative Exchange Ratio above. The actual Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio, because this illustration is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash at Closing, each of which are expected to change between the date of this proxy statement/prospectus and the Closing. For more information on the calculation of the Exchange Ratio and related Merger Consideration, see the section entitled “The Merger Agreement” in the proxy statement/prospectus.

Dividends

Zeo Energy has not paid any cash dividends on its shares of Zeo Energy Common Stock to date. The payment of cash dividends in the future will be dependent on Zeo Energy’s revenue and earnings, if any, capital requirements and general financial condition. Zeo Energy does not intend to pay cash dividends in the foreseeable future on Zeo Energy Common Stock as of the date of this proxy statement/prospectus. Any future determination related to Zeo Energy’s dividend policy will be made at the discretion of the board of directors of Zeo Energy.

Heliogen has never paid any cash dividends on Heliogen Common Stock. Under the terms of the Merger Agreement, prior to the completion of the Mergers, Heliogen is not permitted to authorize, declare, set aside, make or pay any dividends on or make any other distribution except as required by applicable law or with Zeo Energy’s written consent.

INFORMATION ABOUT THE COMPANIES

Zeo Energy

Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

Phone: (727) 375-9375

Zeo Energy is a vertically integrated company offering energy solutions and services that include sale, design, procurement, installation, and maintenance of residential solar energy systems. Many of Zeo Energy’s solar energy system customers also purchase other energy efficiency-related equipment or services or roofing services from Zeo Energy. The majority of Zeo Energy’s customers are located in Florida, Texas, Arkansas, Missouri, Ohio, and Illinois, and we have an expanding base of customers in California, Colorado, Minnesota, Missouri, Ohio, Utah, and Virginia.

Zeo Energy was originally incorporated under the name “ESGEN Acquisition Corp.” as a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Zeo Energy completed the ESGEN Transaction with Sunergy Renewables, LLC, a Nevada limited liability company (which we refer to as “Sunergy”) on March 13, 2024 and changed our name to “Zeo Energy Corp.”

Sunergy was created through the Contribution of Sunergy Solar LLC (“Sunergy Solar”) and Sun First Energy, LLC (“Sun First Energy”) to Sunergy on October 1, 2021. Sunergy Solar, formed in 2005, and initially focused on providing heating, ventilation and air conditioning products and services in Florida, later expanded into installing residential solar energy systems sold directly by the company and third-party sales dealerships. Sun First Energy was established in 2019, and, from its formation to the date of the Contribution, it sold residential solar energy systems in Florida that were installed by other companies. Prior to the Contribution, Sunergy Solar and Sun First Energy had collaborated on residential solar energy system installations and shared a commitment to quality, integrity and customer satisfaction. The Contribution established our vertically integrated company offering residential solar energy solutions.

The number of Zeo Energy’s installations, sales support, and administrative personnel was approximately 190 as of December 31, 2024. In January 2022, Zeo Energy began selling and installing residential solar energy systems and other energy efficiency-related equipment in Texas, in January 2023, Zeo Energy expanded into Arkansas, in September 2023, Zeo Energy entered Missouri, and in February 2024, Zeo Energy entered Ohio and Illinois. In 2025, Zeo Energy expanded its services in California, Colorado, Minnesota, Utah, and Virginia. In November 2024, Zeo Energy also began serving customers for whom Lumio HX, Inc. had begun but not completed residential energy systems prior to completion of Zeo Energy’s bankruptcy, primarily in California, Maryland, New Jersey, North Carolina, Oklahoma, and South Carolina.

Zeo Energy Class A Common Stock is traded on Nasdaq under the ticker symbol “ZEO.”

For more information about Zeo Energy, see “Information about Zeo Energy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Zeo Energy” as well as “Comparative Per Share Market Price and Dividend Information” and the unaudited pro forma financial information of Zeo Energy and the financial statements of Zeo Energy, in each case contained elsewhere in this proxy statement/prospectus.

Merger Sub I

Hyperion Merger Corp.

c/o Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

Phone: (727) 375-9375

Merger Sub I, a Delaware corporation, is a direct, wholly owned subsidiary of Zeo Energy. Merger Sub I is newly formed, and was organized for the purpose of entering into the Merger Agreement and effecting the Mergers. Merger Sub I has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Mergers.

Merger Sub II

Hyperion Acquisition LLC

c/o Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

Phone: (727) 375-9375

Merger Sub II, a Delaware limited liability company, is a direct, wholly owned subsidiary of Zeo Energy. Merger Sub II is newly formed, and was organized for the purpose of entering into the Merger Agreement and effecting the Mergers. Merger Sub II has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Mergers.

Heliogen

Heliogen, Inc.

130 West Union Street

Pasadena, California

Phone: (626) 720-4530

Heliogen is a renewable energy technology company focused on delivering round-the-clock, low-carbon U.S. energy production, using concentrated sunlight and thermal energy storage to deliver cost-effective, load-following, high-capacity factor thermal and electric energy.

Heliogen continues to prioritize commercial deployment of its energy solutions with a technology-centric business model, by focusing on:

•        the development and implementation of our enhanced concentrated solar energy technology and thermal energy storage;

•        providing engineering, maintenance and project development support to third parties seeking reliable, low-carbon energy and storage solutions;

•        supporting owner-operators to deploy Heliogen’s technology (Heliogen will partner with engineering, procurement and construction companies for facility construction); and

•        the long-term, licensing Heliogen’s intellectual property and providing engineering and maintenance support to third parties interested in manufacturing and installing the hardware.

During the year ended December 31, 2024, Heliogen took several actions to align its operating structure and reduce costs. Heliogen took these actions in order to allocate its resources to the design and deployment of concentrated solar power plants, that are commercial utility scale and use molten salt for thermal energy storage. The actions Heliogen took included:

•        deciding not to pursue construction of the commercial-scale concentrated solar energy facility to be built in Mojave, California;

•        implementing a targeted plan, in May 2024, including a workforce reduction, the closing of its manufacturing facility in Long Beach, California, and a reduction in third-party costs;

•        closing its research and development facility in Lancaster, California; and

•        halting construction of its steam plant in Plains, Texas.

Heliogen Common Stock is currently quoted on the OTCQX under the ticker symbol “HLGN.”

information about ZEO ENERGY

Unless otherwise indicated or the context otherwise requires, all references in this section to “Zeo Energy,” “Zeo,” the “Company”, “we,” “us,” “our,” and other similar terms refer to Zeo Energy and its subsidiaries prior to the consummation of the Mergers, which will be the business of Zeo Energy and its consolidated subsidiaries after giving effect to the Mergers and the Transactions contemplated by the Merger Agreement.

Mission

Our company and personnel are passionate about delivering cost savings and increased independence and reliability to energy consumers. Our mission is to expedite the U.S.’ transition to renewable energy by offering our customers an affordable and sustainable means of achieving energy independence.

Business Overview

We are a vertically integrated company offering energy solutions and services that include sale, design, procurement, installation, and maintenance of residential solar energy systems. Many of our solar energy system customers also purchase other energy efficiency-related equipment or services or roofing services from us. The majority of our customers are located in Florida, Texas, Arkansas, Missouri, Ohio, and Illinois, and we have an expanding base of customers in California, Colorado, Minnesota, Missouri, Ohio, Utah, and Virginia.

Business History

We were originally incorporated under the name “ESGEN Acquisition Corp.” as a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. As discussed in this section, we completed a business combination with Sunergy Renewables, LLC, a Nevada limited liability company, which we refer to as Sunergy, on March 13, 2024 and changed our name to “Zeo Energy Corp.”

Sunergy was created through a business contribution of Sunergy Solar LLC (“Sunergy Solar”) and Sun First Energy, LLC (“Sun First Energy”) to Sunergy on October 1, 2021, which we refer to as the Contribution. Sunergy Solar, formed in 2005, and initially focused on providing heating, ventilation and air conditioning products and services in Florida, later expanded into installing residential solar energy systems sold directly by the company and third-party sales dealerships. Sun First Energy was established in 2019, and, from its formation to the date of the Contribution, it sold residential solar energy systems in Florida that were installed by other companies. Prior to the Contribution, Sunergy Solar and Sun First Energy had collaborated on residential solar energy system installations and shared a commitment to quality, integrity and customer satisfaction. The Contribution established our vertically integrated company offering residential solar energy solutions. Many of our solar energy system customers also purchase other energy efficiency-related equipment or services or roofing services from us.

The number of our installations, sales support, and administrative personnel was approximately 190 as of December 31, 2024. In January 2022, we began selling and installing residential solar energy systems and other energy efficiency-related equipment in Texas, in January 2023, we expanded into Arkansas, in September 2023, we entered Missouri, and in February 2024, we entered Ohio and Illinois. In 2025, we expanded our services in California, Colorado, Minnesota, Utah, and Virginia. In November 2024, we also began serving customers for whom Lumio HX, Inc. (as described under Recent Developments below) had begun but not completed residential energy systems prior to completion of its bankruptcy, primarily in California, Maryland, New Jersey, North Carolina, Oklahoma, and South Carolina.

Recent Developments

On October 25, 2024, the Company closed an Asset Purchase Agreement (the “Lumio Asset Purchase Agreement”) with Lumio Holdings, Inc., a Delaware corporation (“Lumio”), and Lumio HX, Inc., a Delaware corporation (together with Lumio, the “Lumio Sellers”), pursuant to which, subject to the terms and conditions set forth in the Lumio Asset Purchase Agreement, the Company agreed to acquire certain assets of the Lumio Sellers on an as-is, where-is basis, including uninstalled residential solar energy contracts, certain inventory, intellectual property and intellectual property rights, equipment, records, goodwill and other intangible assets (collectively, the “Lumio Assets”), free and clear of any liens other than certain specified liabilities of the Lumio Sellers that are being assumed therein (collectively, the acquisition of such Lumio Assets and assumption of such liabilities together, the “Lumio Transaction”) for a total purchase price of (i) $4 million in cash and (ii) 6,206,897 shares of the Company’s Zeo Energy Class A Common Stock, to be paid to LHX Intermediate, LLC, a Delaware limited liability company (“LHX”).

The Lumio Assets included certain uninstalled or partially completed residential solar energy contracts through which a customer purchased the solar energy system, and additional uninstalled or partially completed residential solar energy projects where a third party leasing company (either Palmetto Solar, LLC d/b/a LightReach, or Sunnova) owns the solar energy system and leases the output of the system to a customer living in the home where the system is installed. Various of these Lumio projects are located in states where the Company has not previously operated, principally in California, Maryland, New Jersey, North Carolina, Oklahoma, and South Carolina, and the Company has newly established operations or is in the process of establishing operations in these states.

On December 24, 2024, the Company issued a Promissory Note (the “Lumio Promissory Note”) to LHX pursuant to which the Company could borrow up to an aggregate principal amount of $4,000,000 (the “Lumio Loan”). Subject to the terms and conditions set forth in the Lumio Promissory Note, the Lumio Loan shall be provided to the Company in three tranches: (i) $2,500,000 was provided upon execution of the Lumio Promissory Note (the “Initial Advance”), (ii) $750,000 if the Company achieves a specified Tranche 2 Milestone within 60 days from the Initial Advance (the “Tranche 2 Advance”) and (iii) $750,000 if the Company achieves the Tranche 3 Milestone within 60 days from the Tranche 2 Advance. “Tranche 2 Milestone” means the submission by the Company to the applicable regulatory bodies at least 340 permits to install solar energy systems sold through the Company’s year-round sales program. “Tranche 3 Milestone” means the completion by the Company of the installation of at least 296 solar energy systems sold through the Company’s year-round sales program. LHX may also waive any milestone described above and advance the applicable amounts to the Company.

On April 15, 2025, the Lumio Promissory Note was amended to provide that the Tranche 2 Advance will be delivered if a Tranche 2 Milestone is met within 120 days of the Initial Advance, and the Tranche 3 Advance will be delivered if a Tranche 3 Milestone is met within 120 days of the Tranche 2 Advance.

The Lumio Loan will be repaid in full by issuing to LHX or its designee of a number of the Company’s shares of Zeo Energy Class A Common Stock equal to the quotient of (i) the outstanding and unpaid amount of the Lumio Loan, divided by (ii) $1.35 (the “Lumio Share Issuance”). This repayment shall take place immediately following the later of: (x) the day falling on the first anniversary of December 24, 2024 (or the immediately previous business day) and (y) the date on which the stockholders of the Company approve the Lumio Share Issuance.

The Lumio Promissory Note contains customary representations, warranties and covenants of the parties, including an obligation of the Company to file a registration statement registering the resale of the shares issuable in the Lumio Share Issuance and to use reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

In connection with the Lumio Promissory Note, on December 24, 2024, LHX entered into a Voting Agreement with the Company and certain stockholders of the Company (the “Voting Agreement”), pursuant to which such stockholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Zeo Energy Class A Common Stock and Zeo Energy Class V Common Stock owned by such stockholders (i) in favor of the nomination and appointment of LHX’s designee to the board of directors of the Company, (ii) in favor of the issuance by the Company to LHX of shares of Zeo Energy Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Zeo Energy Class A Common Stock, subject to the terms and conditions therein and (iii) in favor of the Lumio Share Issuance, when required pursuant to the Lumio Promissory Note.

Products and Services

Residential Solar Energy Systems

Zeo Energy’s primary business activity is selling and installing residential solar energy systems that homeowners use to supplement the amount of usable electricity required to power their homes. We currently operate primarily in Florida, Texas, Arkansas, Missouri, Ohio, and Illinois, and have begun offering solutions and services in California, Colorado, Minnesota, Utah, and Virginia. We are additionally serving customers for whom Lumio HX, Inc. had begun but not completed residential energy systems prior to completion of its bankruptcy, in Maryland, New Jersey, North Carolina, Oklahoma, and South Carolina.

Other Energy Efficient Equipment and Services

In 2023, approximately 23% of our customers purchased one or more insulation services, such as adding insulation to a home’s attic or walls. In 2023, in approximately 53% of our sales our customers purchased adders that consisted of equipment designed to increase energy efficiency, including items such as hybrid electric water heaters or swimming pool pumps. During 2023, 1% of our customers purchased battery-based energy storage systems. These battery-based energy storage systems store energy generated from their residential solar energy systems to be used when the system generates less usable electricity than the home requires (such as at night or on cloudy days).

Roofing Services

We install roofs in Florida, where our subsidiary, Sunergy Roofing & Construction, Inc., is a licensed roofing contractor. In other states where we operate, for some solar energy system customers that need roofing services, we may contract with roofing companies for the services. We plan to continue growing our roofing operations, as we believe our roofing services complement our residential solar energy systems and for some customers helps to expedite solar system installations.

Subcontractors

We use subcontractors to install some of our residential solar energy systems at times when we do not have a sufficient number of our own installation teams to timely complete the project. We also use subcontractors to provide all of our insulation services and to install some of the roofing services and energy efficient equipment such as hybrid electric water heaters and pool pumps which we sell. Our subcontractor fees for residential solar energy system installations are typically based on total wattage installed, and our arrangements with installation subcontractors allow either party to terminate the agreement for convenience.

Marketing and Sales

We market our products and services to potential customers directly through in-home visits carried out by our internal sales agents and indirectly through external sales dealers. In the case of leases, a customer is approached by and communicates with the same sales personnel as if the customer were purchasing a system directly from Zeo Energy. We also engage in digital marketing efforts on our own or through third-party marketing specialists, including search engine optimization and social media communications to strengthen our online marketing presence. Our code of conduct applies to our employees, independent contractors and dealers, and it requires adherence to high ethical standards when carrying out business activities.

Internal Direct Sales Force

We have established an internal team of sales agents that markets and sells directly to customers through door-to-door sales approaches. The team included approximately 290 sales agents as of both December 31, 2024 and December 31, 2023. Our sales agents are engaged through full-time contracts lasting from April through August, which is our primary selling season. Sales made through our internal sales team have lower customer acquisition costs than sales sourced through our external dealers. In 2024, approximately 58% of the total systems we installed were sold through our internal sales team.

Sales Through External Dealers

We also install systems sold by external sales dealers that act as our sales representatives with potential customers. The number of active dealers that have entered into a current arrangement to sell our solar panel systems was approximately 20 as of December 31, 2024 compared to approximately 30 as of December 31, 2023. The percentage of sales that originate with our external dealers increases during the fall and winter months when our internal sales efforts are diminished. We provide field support and training to these dealers on our sales offerings, sales processes and other business processes, including our software sales platform.

Upon our selection of and engagement with a dealer, the dealer executes our dealer agreement. The majority of our dealer agreements require the dealers to exclusively represent our business with respect to the particular products or services we sell. Dealers have the option of choosing to execute a contract that does not require this exclusivity, and some select this option. Our dealer contracts are terminable for convenience by either party. For each residential solar energy system that we install for a customer that was sold by a dealer, after we receive payment, we compensate the dealer with a commission based on the number of watts of solar panels installed.

We recruit and select dealers based on their experience in the market, ability to produce sales and general reputation for ethical behavior within the industry. As part of our dealer contract, we require our dealers to agree in writing to comply with our code of conduct when carrying out their marketing and other activities.

Customer and Leasing Agreements

A homeowner becomes our customer typically by signing a contract with us to purchase and receive installation of a solar energy system. We also install solar energy systems that are leased by the customer under an agreement between the customer and a third-party leasing company under which the leasing company will own and lease to a customer a solar energy system. A customer that chooses our products and services typically signs the contract after meeting with one of our sales agents or dealers in the customer’s home and receiving a preliminary system design for their home and pricing for the system. Whether the customer decides to purchase or lease the solar energy system, the sales agent or dealer determines the pricing to be offered to the customer based on product and services price information stored in our sales software for the system components included in a customer’s proposed system. After the customer signs the contract, we schedule and conduct a site survey. If during the site survey we discover property code compliance or other complications with the planned design and installation, we may issue a change order; if required changes represent additional costs to us or the customer, the party that would be responsible for those costs may choose to cancel the contract. After the site survey, we prepare formal design and engineering documents and apply for applicable permits from local government authorities. After required permits are obtained, we schedule and install the solar energy system and any other equipment purchased on the customer’s home.

Purchase Contract Warranties.    As the owner of the residential solar energy system under the purchase and installation agreement, customers receive a manufacturer’s limited warranty for system components. For the principal components of solar panels, inverter, and racking, the manufacturer’s limited warranty typically lasts 25 years. Manufacturers control whether the warranty periods they offer will change for equipment purchased in the future. Though we are not responsible for a manufacturer’s compliance with warranty obligations, we assist customers in contacting the manufacturer if a warranty issue arises. We provide customers at least a ten-year limited warranty for our installation work and at least a five-year limited warranty against roof penetrations. In most of our purchase and installation agreements that we used prior to 2023, we provided a 25-year limited warranty for installation work and against roof penetrations.

Purchase Contracts and Financed Sales.    For the twelve months ended December 31, 2024, approximately 32% of our customers who purchased residential solar energy systems from us entered into a loan arrangement with a third party to finance the purchase over an extended period of time. The loan agreement between the customer and the third-party lender typically has a repayment term of between 7 and 25 years and requires the customer to pay either a minimal or no down payment. The lender pays us our portion of the purchase payment after completion of system installation.

Purchase Contracts and Cash Sales.    For the twelve months ended December 31, 2024, a small minority of our orders (less than 5%) were from customers paying in cash for the purchase of residential solar energy systems. For those sales, our purchase contract typically requires the customer to pay 25% of the purchase price upon execution of the purchase agreement, 50% when we begin installation, and the final 25% on the last day of installation. Installation is usually commenced and completed either in a single day or within several days.

System Leases.    In December 2022, we launched a program offering customers the option of leasing our solar energy systems from third-party leasing companies. The customer agrees to pay the leasing company a predetermined monthly fee for the electricity produced by the residential solar energy system. As of December 31, 2024, approximately 63% of the systems we installed in 2024 are leased by the customer. The lease term between the leasing company and the customer is 25 years. The customer agrees to pay the leasing company a predetermined monthly fee for the electricity produced by the solar energy system. The monthly fee generally increases annually over the lease term at a predetermined rate, and the customer typically has the option to renew the lease for five to ten years. The potential advantage to the customer of a lease agreement is that a third-party owner of the residential solar energy system may take more advantage of available government tax incentives for solar energy production, which may allow them to lease the system to the customer at monthly rates that are lower for the customer than if the customer were financing its own purchase of the system. We installed the first leased solar energy system in April 2023 and during the twelve months ended December 30, 2024, we installed approximately 1,150 leased solar energy systems. In the lease model offered to our customers, the third-party leasing company contracts with the homeowner customer to install a solar energy system owned by the leasing company and leased to the customer. The leasing company contracts with Zeo Energy to purchase system equipment and install the solar energy system. Some leasing companies may contract with Zeo Energy to maintain and service the system on the leasing company’s behalf during the life of the lease.

Approximately 30% of Zeo Energy’s customers who have entered into leasing agreements have done so with third-party leasing companies established and managed by White Horse Energy, LC (“White Horse Energy”), a holding company of which Mr. Bridgewater, Zeo Energy’s Chairman and Chief Executive Officer is the owner and manager. Subject to investor and customer demand, White Horse Energy intends to attract more investors to form third-party leasing companies. No assurance can be given that White Horse Energy will be able to do so or that arrangements can be made with other funds to act as lessors of Zeo Energy’s solar energy systems in the future. Zeo Energy has entered into leasing arrangements with several other unrelated third parties to offer customers a choice of purchase or lease options, and continues to explore similar arrangements with other unrelated third parties.

Supply

The main components of our residential solar energy systems are solar panels, inverters and racking systems. Common related components or systems that we may additionally supply are battery-based energy storage systems, insulation, hybrid electric water heaters, swimming pool pumps and roofing. All of the products that we install are manufactured by third parties. We select products and system components, suppliers and distributors based on cost, reliability, warranty coverage, performance characteristics and ease of installation, among other factors.

While we procure products and components from multiple suppliers and distributors to reduce the likelihood that we experience an inability to procure those products and components, the primary supplier from which we purchase the equipment that we install is Consolidated Electrical Distributors, Inc. (d/b/a Greentech Renewables) (“Greentech”). Greentech also provides us inventory management services by holding equipment in its inventory until it delivers directly to the customer site for installation. We purchase from Greentech through a credit agreement under which Greentech extends us credit for purchases, and we are obligated to make payments by the 15th day of the month following each purchase. A purchase discount is available for early cash payment, and a service charge of 1.5% per month can be assessed for payments made more than 30 days after the invoice date. Our agreement with Greentech does not require either party to continue to conduct new business with the other party. During 2024, we purchased at least approximately 70% of the equipment that we installed through Greentech. We believe our relationship with Greentech, and the volume of business we do through them, has established us as a preferred customer and enables us to procure components at attractive terms. If our relationship with Greentech were to be terminated, there are other distributors of the same or similar equipment, and we believe we could readily obtain supplies from those other distributors, though they may take some time to develop the efficient logistics system Greentech employs now on our behalf delivering products to the customer installation sites.

Heightened inflation in the costs of labor and components beginning in 2020 and continuing today has contributed to fluctuating prices for solar energy equipment. At times, we have had to pay increased prices to obtain equipment. This has not yet prevented us from obtaining the products we need to install systems purchased by our customers, but there can be no assurance that this will continue. We do not have information that allows us to quantify the specific amount of cost increases attributable to inflationary pressures.

We have previously experienced price increases and temporary supply delays resulting from multiple market phenomena. The majority of the solar panels and other major system equipment components that we install are manufactured outside of the U.S.. Government tariffs on solar energy equipment, including tariffs placed on solar equipment manufactured in China, have also contributed to higher prices on solar equipment. Additionally, Russia’s war against Ukraine caused price and supply pressure on solar energy equipment, as the war has impacted fuel prices and has led to increased demand in European markets for solar energy equipment as consumers and governments in Europe have sought to establish greater energy independence. In 2020, 2021, and 2022, we experienced periods of temporary delay in obtaining supplies. We believe these delays reduced the number of installations in comparison to what we would have been able to install without the delays. In 2023 and 2024, we did not experience appreciable delays in supply. Following new tariffs introduced by the U.S. government in April 2025, as further detailed below, we expect to experience an increase in prices for solar system equipment. We have not experienced consequent delays in procuring equipment, but such delays may occur.

For more information on risks related to our supply chain, see “Risk Factors — Risks Related to Zeo Energy’s Operations — Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, announcement and imposition of tariffs or duties or other limitation in our ability to obtain components or technologies we use could result in sales and installation delays, cancellations and loss of customers” and “Risk Factors — Risks Related to Zeo Energy’s Operations — Increases in the cost or reductions in supply of solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

Seasonality

Historically, our sales volume and installation activity has been highest during late spring and summer. During this time, consumers in many locations see greater energy needs due to operating air conditioning systems and warm-weather appliances such as swimming pool pumps. Our door-to-door sales efforts are also aided during these months by daylight savings time providing increased daylight hours into the evening, and we have more sales personnel, many of whom are college students, working during these months, as described above. We typically have largely or entirely scaled down our internal sales efforts during the fall, winter, and early spring. Snow, cold weather or other inclement weather can also delay our installation of products and services.

Strategy

We plan to increase our market impact and grow our revenue and profits by pursuing the following strategic objectives:

•        Expand our operations into additional geographic markets.    We plan to continue to expand in new geographic markets, both organically and through strategic M&A, considering factors such as the rates consumers pay for electricity, where favorable net metering policies or cost incentives exist, the percentage of the addressable residential market that already has residential solar energy systems, and where we believe the market is not already oversaturated with competitors.

•        Increase capacity for efficient growth by investing in people and systems.    In 2024, we experienced a decrease in sales and installations that generally affected the solar industry during the same period. Prior to 2024, we have generally increased the number of solar energy systems we sell and install by growing and training our internal seasonal sales force, and we plan to continue to do so, as well as increasing our number of external dealers. We have also grown and plan to continue growing our installation capacity in markets we serve by hiring and training more skilled technicians and investing in technology. Where we do not yet have installation teams in place, we plan to continue to collaborate with subcontractors to fulfill our installation needs.

•        Continue to grow our external dealer sales channel.    We plan to increase the number of external dealers working to bring us customers. We believe we will continue to have success in attracting dealers to our business because of our scalable business platform that allows dealers to participate in the residential solar energy sales and installation life cycle with limited investments in personnel and capital.

•        Expand customer options for buying affordable solar energy.    We plan to expand our roofing business in certain markets we enter in the future. Roofing facilitates a faster processing time for our solar installations in cases where the residential customer is in need of a roof replacement prior to installing solar systems. We believe offering customers the option to lease a residential solar energy system installed on their home will increase the number of systems we can sell and install due to the potential savings for some customers that cannot otherwise take full advantage of certain tax incentives. As described above, in December 2022, we launched a program offering customers the option of leasing residential solar energy systems from third parties that we install on the customer’s home.

Strengths

Lean Business Model.    We have a lean business model, in the four years prior to 2024, we had an increase in revenue and profit every year. In 2024, in the face of a challenging economic environment for our industry, we believe that our lean operations have permitted us to minimize losses.

Our Sales Model.    Our sales methodology produces a high volume of sales. We believe our internal sales process drives a high volume of sales per sales representative and results in low customer acquisition costs. The success of our sales processes starts with quality, hands-on training for each sales representative. Our self-produced digital learning platform presents our sales representatives with sample customer scenarios and guides them in learning effective communication techniques, as well as how to efficiently carry out administrative steps required for completing sales. Each sales representative’s responses to sample customer scenarios are reviewed and critiqued by managers of our internal sales team.

In our sales model, a majority of personnel knock on doors of potential customers and explain the benefits of solar energy and our offerings with the objective of scheduling a subsequent sales meeting. In the scheduled meetings, a more experienced sales representative or sales manager provides a homeowner additional information about system design, energy savings and other benefits, pricing, incentives and financing options.

We believe that the key elements to our successful business model include (i) effective training and time spent with senior sales managers, (ii) our use of our customer relationship management software platform which concurrently tracks key performance indicators across the sales cycle, and (iii) our multi-step setter-closer sales model, which enables senior sales personnel to focus on greater sales success in presentations, while setters focus on developing and filtering quality, qualified leads, all of which then contributes to maximizing the percentage of leads converted into sales and sales into installations because of satisfied customers throughout the process.

Our vertical integration leads to customer satisfaction and personnel retention.    We believe our vertically integrated business model, in which we market, design, sell, procure, install and service systems, has a major benefit of enhancing the speed of project completion after an initial sale is made. It also allows us to price projects strategically with information from both the sales and installation sides of the process. Our greater control over the total process and our resulting success rates in navigating the local municipal permit process is intended to increase customer satisfaction and reduce potential sales force frustration from losing many jobs due to delays in the installation process. Our ratio of sales converted to completed installations is higher for sales that come from our internal agents than that that come from our dealer sales. We believe this higher rate helps increase the job satisfaction and retention rate for our personnel, as it enhances commissions that are paid out to sales personnel and managers, and provides work for installation teams.

Our scalable business platform allows us to grow efficiently.    We believe that we have established a scalable business platform for efficiently completing the life-cycle of tasks involved in offering and fulfilling customers’ residential solar power needs. This platform is principally: (a) software we use in designing, selling, installing and servicing systems, and in tracking key performance indicators across the sales cycle; and (b) the business processes of our employees that perform field work, system design, permitting, installation and back-office support tasks. This platform is intended to allow us to undergo rapid sales and installation growth by efficiently adding new personnel and collaborating effectively with external dealers who bring us additional customers. We have carefully designed these processes and our pre- and post-installation operations to be effective systems which can be easily explained to new employees and replicated in the new cities and regions in which we operate and expand.

Competition

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large electric utilities.

We consider our primary competitors to be electric utilities that supply electricity to our potential customers. We compete with these electric utilities primarily based on price (cents per kWh), predictability of future prices and the ease by which customers can switch to electricity generated by our residential solar energy systems. We may also compete with them based on other value-added benefits. These include reliability and carbon-friendly power, benefits which consumers have historically paid a premium to secure, but which customers can obtain by purchasing a solar energy system for monthly costs that are sometimes equal to or less than a traditional monthly power bill from the utility.

We also compete with retail electric providers and independent power producers that are not regulated like electric utilities, but which have access to the utilities’ electricity transmission and distribution infrastructure pursuant to state, territorial and local pro-competition and consumer choice policies. These retail electric providers and independent power producers can offer customers electricity solutions that are competitive with our residential solar energy system options on both price and usage of renewable energy technology while avoiding the physical installations that our current business model requires.

We compete with community solar products offered by solar companies or sponsored by local governments and municipal power companies, as well as utility companies that provide renewable power purchase programs. Some customers might choose to subscribe to a community solar project or renewable subscriber program instead of having a residential solar energy system installed on their home, which could affect our sales. Additionally, some utility companies (and some utility-like entities, such as community choice aggregators) have power generation portfolios that are increasingly renewable in nature. As utility companies offer increasingly renewable portfolios to retail customers, those customers might be less inclined to have a residential solar energy system installed on their home or business, which could adversely affect our growth.

We also compete with solar energy companies with vertically integrated business models like our own, many of which are larger than we are. For example, some of our competitors offer their own consumer financing products to customers and/or produce one or more components of the residential solar energy system or energy storage system. In addition to financing and manufacturing, some other business models also include sales, engineering, installation, maintenance and monitoring services. Some of our competitors also have an established complementary construction, electrical contracting or roofing services.

Some competitors also offer customers the option of leasing a residential solar energy system installed on the customer’s residence. In such a scenario, the provider or a third party owns the residential solar energy system, and the customer typically pays a predetermined fee for the electricity produced by the residential solar energy system. The fee generally increases annually at a predetermined rate over the lease term, which is typically 20 to 25 years, with a renewal option. Such a lease program can take fuller advantage of some of the available tax incentives and, therefore, can reduce the customer’s monthly costs in comparison to owning the residential solar energy system.

We compete against companies that are not vertically integrated, such as companies that offer only installation services, or provide only equipment to be installed, or dealers that sell systems for which another entity or entities will provide and install equipment. Some of these entities finance products directly to consumers, inclusive of programs like “Property-Assessed Clean Energy” financing programs established by local governments. For example, we face competition from solar installation businesses that seek financing from external parties or utilize competitive loan products or state and local programs.

We expect the competition to evolve as the market continues to grow, evolve and attract new market entrants. We believe that with our business model and sales strategy, we can compete effectively and favorably within the industry.

For more information on risks relating to increased competition in our industry, see “Risk Factors — Risks Related to the Solar Industry — We face competition from electric utilities, retail electric providers, independent power producers, renewable energy companies and other market participants.”

Intellectual Property

We protect our intellectual property rights by relying on common law protections and through contractual arrangements. We typically require our personnel, consultants and third parties such as our suppliers with access to our proprietary information to execute confidentiality agreements. Our principal trade secrets and copyrighted materials consist of our sales methodologies and data regarding our personnel, customers and suppliers.

We also license third-party software and services that we use in operating our business. These third-party solutions include, among others, software that we use in selling and designing our products services, a customer relationship management system to actively track key performance indicators across the sales cycle and software to augment our sales and marketing efforts.

Insurance

We maintain the types and amounts of insurance coverage and on terms deemed adequate by management based on our actual claims experience and expectations for future claims. However, future claims could exceed our applicable insurance coverage. Our insurance policies cover employee-and contractor-related accidents and injuries, property damage, business interruption, storm damage, inventory, vehicles, fixed assets, facilities, and crime and general liability deriving from our activities. We have also obtained insurance policies covering directors, officers, employment practices, auto liability, and commercial general liability. We may also be covered in some circumstances for certain liabilities by insurance policies owned by third parties, including, but not limited to, our dealers and vendors.

Government Regulation

U.S. tariffs, duties and other trade regulations impact the prices of components in the residential solar energy systems and energy storage systems we sell, in addition to the pricing pressures caused by supply chain factors as discussed above. As further discussed below, these U.S. government-based pricing influences currently include various tariffs, such as antidumping (“AD”) and countervailing duties (“CVD”) and other trade restrictions, applied to imported crystalline silicon PV cells and solar panels imported into the U.S. Also, China is a major producer of solar panels, inverters and other components that we use in the systems that we install, and the U.S. currently assesses various tariffs and antidumping and countervailing duties on equipment produced in China, including solar panels and inverters. The U.S. has also placed certain geographic, company-specific and other trade restrictions on Chinese sources of supply based on foreign policy and national security interests. The scope and timing of these regulatory efforts change over time, and the government may introduce new regulations as world events occur and public policy evolves. In response to the market uncertainty and price fluctuations caused by these government actions and other supply chain pressures, we carefully and periodically evaluate our suppliers of system components and make purchasing decisions based on our judgments of product quality, warranties, pricing and availability.

For more information on risks relating to government tariffs, duties or trade restrictions, see “Risk Factors — Risks Related to Zeo Energy’s Operations — Increases in the cost or reduction in supply of residential solar energy system and energy storage system components due to tariffs or trade restrictions announced or imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

Our operations are subject to various national, state and local laws and regulations. These include regulations regarding license requirements for electricians or other professionals involved in the installation of residential solar energy systems and energy storage systems. Many states and/or local governments and utilities have regulated procedures for interconnecting residential solar energy systems and related energy storage systems to the utility’s local distribution system. There are also local building codes or other local regulations for installing the products we sell on a customer’s property. We employ or contract with licensed professionals as needed to comply with regulatory requirements, and as part of our process of installing residential solar energy systems and related equipment, we assist our customers in obtaining interconnection permission from the applicable local electric distribution utility, and applicable permits from other local offices.

Our operations, as well as those of our suppliers and subcontractors, are subject to stringent and complex U.S. federal, state, territorial and local laws, including regulations governing the occupational health and safety of employees, wage regulations and environmental protection. For example, we and our suppliers and subcontractors are subject to the regulations OSHA, the U.S. Department of Transportation (“DOT”), the U.S. Environmental Protection Agency (“EPA”) and comparable state entities that protect and regulate employee health and safety and the protection of the environment. Various environmental, health and safety laws can result in the imposition of costs and liability in connection with system and equipment installation, the repair or replacement of parts, and disposal of hazardous substances (such as the disposal and recycling of batteries).

We and the dealers that supply us with sales opportunities or completed sales are also subject to laws and regulations related to interactions with consumers, including those applicable to sales and trade practices, privacy and data security, equal protection, consumer financial and credit transactions, consumer collections, mortgages and re-financings, home or business improvements, trade and professional licensing, warranties, and various means of customer solicitation, as well as specific regulations pertaining to solar installations.

Government Incentives

There are U.S. federal, state and local governmental bodies that provide incentives to owners, distributors, installers and manufacturers of solar energy systems to promote solar energy. These incentives include tax credits offered by the federal government under, among others, the Energy Policy Act of 2005, as amended, and the Inflation Reduction Act of 2022 (“IRA”), as well as other tax credits, rebates and Solar Renewable Energy Credits (“SRECs”) associated with solar energy generation. Commercial taxpayers, including solar energy system owners and tax-equity partners, may claim a federal investment tax credit equal to 30% of eligible project costs for solar facilities that meet certain requirements. The base credit is scheduled to phase down to 26% for projects beginning construction in 2033 and 22% in 2034, expiring thereafter. In addition, commercial solar energy facilities may be eligible for bonus credits for projects that meet domestic-content thresholds, are located in energy-community census tracts, or serve low-income communities. If a solar energy system is owned by a homeowner, the homeowner may claim a 30% federal income tax credit on the cost of purchasing and installing eligible solar energy systems through 2032, phasing down to 26% in 2033, and 22% in 2034, expiring thereafter. The IRA also provides other incentives for homeowners to adopt energy-efficient systems and appliances that include (a) a 30% tax credit with an annual limit for certain upgrades such as installing energy-efficient hybrid water heaters, doors and windows, insulation, and upgrading electrical breaker boxes and (b) up to $14,000 in point-of-sale rebates for low- and moderate-income households for certain electric appliances and home upgrades.

Our business model also relies on multiple tax exemptions offered at the state and local levels. For example, some states have property tax exemptions that exempt the value of residential solar energy systems in determining values for calculation of local and state real and personal property taxes, and there are some state and local tax exemptions that apply to the sale of equipment. State and local tax exemptions can have sunset dates or triggers for loss of the exemption, and the exemptions can be changed by state legislatures and other regulators.

A majority of states have adopted net metering policies, including our sales areas of Florida, Texas, Missouri, Ohio and Illinois. Net metering policies allow homeowners to serve their own energy load using on-site generation while avoiding the full retail volumetric charge for electricity. Electricity that is generated by a residential solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a homeowner’s monthly billing period. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

Utilities, their trade associations, and other entities are currently challenging net metering policies in various locations by seeking to eliminate them, cap them, reduce the value of the credit provided to homeowners for excess generation or impose charges on homeowners that have net metering. States where we sell now or in the future may change, eliminate or reduce net metering benefits. On April 26, 2022, the Florida governor vetoed legislation that would have established a date for reducing and ending net metering in Florida.

We rely on a mix of the incentives mentioned above to reduce the net price our customers that are eligible for incentives would otherwise pay for our solar offerings or per kilowatt hour used.

Employees and Human Capital Management

As of December 31, 2024, we had approximately 190 full-time employees that work year-round processing orders, installing and servicing systems and fulfilling administrative tasks. We also engage sales agents as independent contractors as described in “Business — Internal Direct Sales Force” above. None of our employees are covered by collective bargaining agreements, and we have not experienced any work stoppages due to labor disputes.

Description of Zeo Energy’s Property and Facilities

Our corporate headquarters are located in Florida under a lease that expires at the end of October 2026. In Florida, we maintain offices for operations personnel and warehouses, and we have warehouses in Texas and Ohio, and warehouse, sales, marketing, and executive offices in Utah. We currently lease the office and warehouse spaces that we use in our operations, and we do not own any real property. We believe that our facility space adequately meets our needs and that we will be able to obtain any additional operating space that may be required on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material litigation or governmental or other proceeding. However, from time to time, we have been, are and will likely continue to be involved in legal proceedings, administrative proceedings and claims that arise in the ordinary course of business with customers, subcontractors, suppliers, regulatory bodies or others. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, which may result in the diversion of management’s attention and resources from our business and business goals and could result in settlement or damages that could significantly affect financial results and the conduct of our business.

Change of Accountants of Zeo Energy

In connection with the closing of the ESGEN Transaction, Grant Thornton (“GT”) became the independent registered public accounting firm for Zeo Energy. On April 16, 2024 (the “Dismissal Date”), Zeo Energy dismissed BDO USA P.C. (“BDO”) as the independent registered public accounting firm for Zeo Energy. The dismissal was approved by Zeo Energy’s Audit Committee. The change in independent registered public accounting firm is not the result of any disagreement with BDO.

BDO’s audit reports on the financial statements as of December 31, 2023 and 2022 of Zeo Energy did not provide an adverse opinion or disclaimer of opinion to Zeo Energy’s financial statements, nor did it modify its opinion as to uncertainty, audit scope or accounting principles, except that such reports contained an explanatory paragraph regarding Zeo Energy’s ability to continue as a going concern.

For Zeo Energy’s two most recent fiscal years, and in the subsequent interim period through the Dismissal Date, there were (i) no “disagreements” within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between Zeo Energy and BDO on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to BDO’s satisfaction, would have caused BDO to make reference thereto in its reports on the financial statements of Zeo Energy for such periods, and (ii) no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except that material weaknesses in internal control over financial reporting were identified. Specifically, we did not design and maintain an effective control environment to prevent or detect material misstatements to the financial statements. We lacked a sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements. Our management did not design and maintain effective controls over the calculation of earnings per share (as disclosed in our 2023 and 2022 Annual Report on Form 10-K, and our September 30, 2023 and 2022, June 30, 2023 and 2022, and March 31, 2023 and 2022 Form 10-Qs), and classification of the reinvestment of interest and dividend income in the Trust Account in the statement of cash flows (as disclosed in our 2023 and 2022 Annual Report on Form 10-K, and our September 30, 2023, June 30, 2023, and March 31, 2023 Form 10-Qs).

On the same date as the Dismissal Date, on April 16, 2024, as recommended and approved by Zeo Energy’s Audit Committee, Zeo Energy engaged GT as Zeo Energy’s independent public accounting firm to audit Zeo Energy’s consolidated financial statements for the fiscal year ending December 31, 2024 and to review Zeo Energy’s quarterly consolidated financial statements for each of the quarters ending April 30, 2024, June 30, 2024, and September 30, 2024. GT previously served as the independent registered public accounting firm of Sunergy prior to the ESGEN Closing.

For Zeo Energy’s two most recent fiscal years, and in the subsequent interim period through the Dismissal Date, neither Zeo Energy nor anyone on its behalf consulted with GT regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Zeo Energy’s financial statements, and neither a written report nor oral advice was provided to Zeo Energy that GT concluded was an important factor considered by Zeo Energy in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ZEO ENERGY

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of Zeo Energy as of and for the periods presented below. The following discussion and analysis should be read in conjunction with Zeo Energy’s financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. The discussion in this section contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, all references in this section to “Zeo Energy,” “Zeo,” the “Company”, “we,” “us,” “our,” and other similar terms refer to Zeo Energy and its consolidated subsidiaries following the ESGEN Transaction, and for periods prior to the ESGEN Transaction, to Sunergy Renewables, LLC, a Nevada limited liability company, which we refer to as Sunergy (the predecessor entity in existence prior to the consummation of the ESGEN Transaction) and its subsidiary, and if the context requires, such terms refer to Zeo Energy and its subsidiaries, including Heliogen following the consummation of the Mergers.

Overview

Our Company and personnel are passionate about delivering cost savings and increased independence and reliability to energy consumers. Our mission is to expedite the country’s transition to renewable energy by offering our customers an affordable and sustainable means of achieving energy independence. We are a vertically integrated company offering energy solutions and services that include sale, design, procurement, installation, and maintenance of residential solar energy systems. Many of our solar energy system customers also purchase other energy efficient-related equipment or services or roofing services from us. The majority of our customers are located in Florida, Texas, Arkansas, Missouri, Ohio, and Illinois, and we have an expanding base of customers in California, Colorado, Minnesota, Missouri, Ohio, Utah, and Virginia. Sunergy was created on October 1, 2021 through the Contribution of Sun First Energy, LLC, a rapidly growing solar sales management company, and Sunergy Solar, LLC, a large solar installation company based in Florida, to Sunergy Renewables, LLC.

We believe that we have built (and continue to build) the infrastructure and capabilities necessary to rapidly acquire and serve customers in a low-cost and scalable manner. Today, our scalable regional operating platform provides us with a number of advantages, including the marketing of our solar service offerings through multiple channels, including our diverse sales partner network and direct-to-consumer vertically integrated sales and installation operations. We believe that this multi-channel model supports rapid sales and installation growth, allowing us to achieve capital-efficient growth in the regional markets we serve.

Since our founding, we have continued to invest in a platform of services and tools to enable large scale operations for us and our partner network, which includes sales partners, installation partners and other strategic partners. The platform includes processes and software, as well as the capacity for the fulfillment and acquisition of marketing leads. We believe our platform empowers our in-house sales team and external sales dealers to profitably serve our regional and underpenetrated markets and helps us compete effectively against larger, more established industry players without making significant investment in technology and infrastructure.

We have focused to date on a simple, capital light business strategy utilizing, as of December 31, 2024, approximately 290 sales agents and approximately 22 independent sales dealers to produce our sales pipeline. We engineer and design projects and process building permit applications on behalf of our customers to timely install their systems and assist their connections to the local utility power grid. Most of the equipment we install is drop-shipped to the installation site by our regional distributors, requiring minimal inventory to be held by the Company during any given period. We depend on our distributors to timely handle logistics and related requirements in moving equipment to the installation sites. In addition to our main offering of residential solar energy systems, we sell and install products such as roofing, insulation, energy efficient appliances and battery storage systems for the residential market.

We believe that continued government policy support of solar energy and increasing conventional utility costs provide the solar energy market with material headwinds for accelerating adoption in the U.S., which currently lags other international markets, including Australia and Europe. The majority of our customers are located in Florida, Texas, Arkansas, Missouri, Ohio and Illinois and we have an expanding base of customers in California, Colorado, Minnesota, Utah and Virginia. We plan to continue to enter new markets selectively where favorable net metering policies or cost incentives exist and we can implement efficient operations. Most of our sales were generated in Florida in 2023 and were largely split between Florida and Ohio in 2024. We have focused on improving our operational efficiency to meet the decrease in revenues we faced in 2024.

Our core solar service offerings are paid for by customer purchases and financed through either third-party long-term lenders or third-party operators who offer leasing products that provide customers with simple, predictable pricing for solar energy that is insulated from rising retail electricity prices. Most of our customers finance their purchases with affordable loans or leases that require minimal or no upfront capital or down payment.

Recent Developments

Merger Agreement with Heliogen

On May 28, 2025, the Company entered into the Merger Agreement as described in this proxy statement/prospectus.

Lumio Transaction

On October 25, 2024, the Company closed an Asset Purchase Agreement with Lumio Holdings, Inc., a Delaware corporation, and Lumio HX, Inc., a Delaware corporation, pursuant to which, subject to the terms and conditions set forth in the Asset Purchase Agreement, the Company agreed to acquire certain assets of the Sellers on an as-is, where-is basis, including uninstalled residential solar energy contracts, certain inventory, intellectual property and intellectual property rights, equipment, records, goodwill and other intangible assets, free and clear of any liens other than certain specified liabilities of the Sellers that are being assumed for a total purchase price of (i) $4 million in cash and (ii) 6,206,897 shares of the Company’s Zeo Energy Class A Common Stock, par value $0.0001, to be paid to LHX Intermediate, LLC, a Delaware limited liability company, and which we refer to as the Lumio Transaction.

ESGEN Transaction

On March 13, 2024, Zeo Energy consummated its previously announced business combination, pursuant to that certain Business Combination Agreement, dated as of April 19, 2023 (as amended on January 24, 2024, the “ESGEN Business Combination Agreement”), by and among Zeo Energy (f/k/a ESGEN Acquisition Corporation, a Cayman Islands exempted company), ESGEN OpCo, LLC, a Delaware limited liability company (“OpCo”), Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), the Sunergy equityholders set forth on the signature pages thereto or joined thereto (collectively, “Sunergy Sellers” and each, a “Sunergy Seller”, and collectively with Sunergy, the “Sunergy Parties”), for limited purposes, ESGEN LLC, a Delaware limited liability company (the “Sponsor”), and for limited purposes, Timothy Bridgewater, an individual, in his capacity as the sellers representative (collectively, the “ESGEN Business Combination”), and which we refer to as the ESGEN Transaction. Prior to the closing of the ESGEN Transaction, (i) except as otherwise specified in the Business Combination Agreement, each issued and outstanding Class B ordinary share of ESGEN was converted into one Class A ordinary share of ESGEN (the “ESGEN Class A Ordinary Shares” and such conversion, the “ESGEN Share Conversion”); and (ii) ESGEN was domesticated into the State of Delaware so as to become a Delaware corporation. In connection with the ESGEN Closing, the registrant changed its name from “ESGEN Acquisition Corporation” to “Zeo Energy Corp.”

Public Company Costs

Following our listing on Nasdaq and registration under the Exchange Act in connection with the ESGEN Transaction, we incur publicly company costs. These costs include general and administrative costs, compared to historic results prior to becoming a public company, to support the legal and accounting requirements of a publicly traded company. We also incur additional expenses for, among other things, directors’ and officers’ liability insurance, director fees, internal control compliance, and additional costs for investor relations, accounting, audit, legal and other functions.

Key Operating and Financial Metrics and Outlook

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe the operating and financial metrics presented below are useful in evaluating our operating performance, as they are similar to measures by our public competitors and are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures, as they are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for net (loss) income or net (loss) income margin, respectively, calculated in accordance with GAAP. See “Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation of these non-GAAP measures to the most comparable GAAP measures.

The following table sets forth these metrics for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except percentages)	2025	2024	2024	2023
Revenue, net	$8,784	$20,412	$73,244	$109,691
Gross Profit	3,775	6,016	34,395	49,810
Gross Margin	43.0%	29.9%	47.0%	45.4%
Contribution profit	$(2,771)	$2,072	$14,558	$19,733
Contribution margin	(31.5)%	10.3%	19.9%	18.0%
(Loss) income from operations	$(13,511)	$(4,049)	$(10,830)	$5,139
Net (loss) income	$(13,319)	$(4,107)	$(9,872)	$4,845
Adjusted EBITDA	$(6,354)	$(470)	$(1,958)	$6,981
Adjusted EBITDA margin	(72.3)%	(2.3)%	2.7%	6.4%

Gross Profit and Gross Margin

We define gross profit as revenue, net less cost of goods sold and depreciation and amortization related to cost of goods sold, and define gross margin, expressed as a percentage, as the ratio of gross profit to revenue, net. See “— Non-GAAP Financial Measures” for a reconciliation of Gross Profit and Gross Margin.

Contribution Profit and Contribution Margin

We define contribution profit as revenue, net less direct costs of revenue, commissions expense and depreciation and amortization, and define contribution margin, expressed as a percentage, as the ratio of contribution profit to revenue, net. Contribution profit and margin can be used to understand our financial performance and efficiency and allows investors to evaluate our pricing strategy and compare against competitors. Our management uses these metrics to make strategic decisions, identify areas for improvement, set targets for future performance and make informed decisions about how to allocate resources going forward. Contributions margin reflects our Contribution profit as a percentage of revenues. See “— Non-GAAP Financial Measures” for a reconciliation of Gross Profit to Contribution Profit and Contribution Margin.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA, a non-GAAP financial measure, as earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, other income (expenses), net, and stock compensation, as adjusted to exclude merger transaction related expenses. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of revenues. See “— Non-GAAP Financial Measures” for a reconciliation of GAAP net loss to Adjusted EBITDA and Adjusted EBITDA Margin.

Key Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting the results of our operations are summarized below.

Tariffs and Inflation.    We are seeing an increase in the costs of labor and components as the result of higher inflation rates. In particular, we are experiencing an increase in raw material costs and supply chain constraints, which may continue to put pressure on our operating margins and increase our costs. Increased tariffs will likely result in an increase in the cost of our raw materials which are sourced both domestically and abroad. We do not have information that allows us to quantify the specific amount of cost increases attributable to inflation or tariffs.

Expansion of Residential Sales into New Markets.    Our future revenue growth is, in part, dependent on our ability to expand our product offerings and services in the select residential markets where we operate. As of March 31, 2025 and December 31, 2024, we have operations in eight states and service customers in 16 states. We primarily generate revenue from our sales, product offerings and services in the residential housing market. To continue our growth, we intend to expand our presence in the residential market into additional states based on markets underserved by national sales and installation providers that also have favorable incentives and net metering policies. We believe that our entry into new markets will continue to facilitate revenue growth and customer diversification.

Expansion of New Products and Services.    We offer roofing replacements to facilitate our solar installations and to repair rooftops on homes in Florida damaged by severe weather. We plan to expand our roofing business in all markets we enter in the future. Roofing facilitates a faster processing time for our solar installations in cases where the customer is in need of a roof replacement prior to installing a solar system. In addition, to provide more financing options for our prospective residential solar energy customers, we have partnered with several third-party operators which allows our customers to choose a leasing option to finance their systems. We will continue to work with financing partners to find products which best meet the needs of our customers and help them to reduce the cost of their energy consumption.

Adding New Customers and Expansion of Sales with Existing Customers.    We intend to continue to grow our in-house sales force and external sales dealers. Through 2024, our in-house sales have been generated through a summer-sales effort. In 2025, we will introduce a year-round sales team with sales representatives who live in the markets where they sell. Our efforts to increase sales will be focused on increasing the concentration of sales in the markets where we operate, improving operational efficiency. We provide competitive compensation packages to our in-house sales teams and external sales dealers, which incentivizes the acquisition of new customers.

Interest rates.    Interest rate increases for both short-term and long-term debt have stabilized but remain high. Historically, most of our customers have financed the purchase of their solar systems. Higher interest rates have resulted in higher monthly costs to customers, which has the effect of slowing the financing-related sales of solar systems in the areas in which we sell and operate. We do not have information that allows us to quantify the adverse effects attributable to increased interest rates. Lease financing products have become popular with our customers as the third-party operators can offer a monthly payment lower than a loan product. The Company will continue to offer both loan and lease financing products to our customers.

Managing our Supply Chain.    We rely on contract manufacturers and suppliers to produce our components. Our suppliers are generally meeting our materials needs and we are realizing a decrease in pricing for our solar components compared to the prior year. We do not anticipate continued decrease in pricing in the coming year. Our ability to grow depends, in part, on the ability of our contract manufacturers and suppliers to provide high quality services and deliver components and finished products on time and at reasonable costs. In the event we are unable to mitigate the impact of delays and/or price increases in raw materials, electronic components and freight, it could delay the manufacturing and installation of our systems, which would adversely impact our cash flows and results of operations, including revenue and contribution margin.

Components of Condensed Consolidated Statements of Operations

Revenue, net

Our primary source of revenue is the sale of our residential solar systems. Our systems are fully functional at the time of installation and require an inspection prior to interconnection to the utility power grid. We sell our systems primarily direct to end user customers for use in their residences. When a customer uses a third-party operator

(TPO) lease to finance their system, the TPO is the contracted customer with Zeo Energy. Upon installation inspection, we satisfy our performance obligation and recognize revenue. Many of the Company’s customers finance their obligations with third parties. In these situations, the finance company deducts their financing fees and remits the net amount to the Company. Revenue is recorded net of these financing fees (and/or dealer fees). The volume of sales and installations of rooftop solar systems, our primary product, increase from April to September when a majority of our sales teams are most active in our areas of service. In addition to sales of solar systems, “adders” or accessories to a sale may include roofing, energy efficient appliances, upgraded insulation and/or energy storage systems. All adders consisted of less than 10% of the total revenue, net in each of the year ended December 31, 2024, and 2023 and during the three months ended March 31, 2025.

Our revenue is affected by changes in the volume and average selling prices of our solutions and related accessories, supply and demand, sales incentives and fluctuating interest rates that increase or decrease the monthly payments for customers purchasing systems through third party financing. Approximately 5% of our sales were paid in cash by the customer in each of the year ended December 31, 2024, and 2023 and during the three months ended March 31, 2025. Our revenue growth is dependent on our ability to compete effectively in the marketplace by remaining cost competitive, developing and introducing new sales teams within existing and new territories, scaling our installation teams to keep up with demand and maintaining a strong internal operations team to process orders while working with building departments and utilities to permit and interconnect our customers to the utility grid.

Cost of Goods Sold

Cost of goods sold consists primarily of product costs (including solar panels, inverters, metal racking, connectors, shingles, wiring, warranty costs and logistics costs), installation labor and permitting costs.

During 2024, costs of goods sold decreased in association with a reduction in revenues. Revenues declined because of the effect of higher interest rates on the consumer financing rates. The increased cost of consumer lending has reduced the advantage provided by financed solar power relative to standard utility costs, which has negatively affected the demand for our products.

Revenue, net less cost of goods sold may vary from period-to-period and is primarily affected by our average selling prices, financing or dealer fees, fluctuations in equipment costs and our ability to effectively and timely deploy our field installation teams to project sites once permitting departments have approved the design and engineering of systems on customer sites.

Operating Expenses

Operating expenses consist of sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories and include salaries, benefits and payroll taxes. In the future, the Company intends to provide more benefits to its employees, including an employee stock purchase plan, which will increase operating expenses.

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions, as well as advertising, travel, trade shows, marketing, customer support and other indirect costs. We expect to continue to make the necessary investments to enable us to execute our strategy to increase our market penetration geographically and enter into new markets by expanding our base sales teams, installers and strategic sales dealer and partner network.

General and administrative expenses consist primarily of personnel-related expenses for our executive, finance, human resources, information technology, and software, facilities costs and fees for professional services. Fees for professional services consist primarily of outside legal, accounting and information technology consulting costs.

Depreciation and amortization consist primarily of depreciation of our vehicles, furniture and fixtures, internally developed software and amortization of our acquired intangibles.

Other income (expenses), net

Other income (expenses), net primarily consists of change in fair value of warrant liabilities and interest expense and fees under our equipment and vehicle term loans. It also includes interest income on our cash balances, and accrued interest on tariffs previously paid and approved for a refund.

Results of Operations

Three Months Ended March 31, 2025, Compared to Three Months Ended March 31, 2024

The following table sets forth a summary of our consolidated statements of operations for the periods presented:

	Three Months ended March 31,		Change
	2025	2024	$	%
Revenue, net	$8,783,695	$20,142,156	$(11,358,461)	(56.4)%
Costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization)	4,789,679	13,957,966	(9,168,287)	(65.7)%
Depreciation and amortization	4,900,729	459,529	4,441,200	966.5%
Sales and marketing	2,137,092	6,553,787	(4,416,695)	(67.4)%
General and administrative	10,467,593	3,219,422	7,248,171	225.1%
Total operating expenses	22,295,093	24,190,704	(1,895,611)	(7.8)%
Loss from operations	(13,511,398)	(4,048,548)	(9,462,850)	233.7%
Other income (expense), net:
Other income, net	82,363	—	82,363	100%
Change in fair value of warrant liabilities	663,449	(138,000)	801,449	(580.8)%
Interest expense	(30,277)	(35,222)	4,945	(14.0)%
Total other income (expense), net	715,535	(173,222)	888,757	(513,1)%
Net loss before taxes	$(12,795,963)	$(4,221,770)	$(8,574,093)	203.1%

Revenue, net

Revenue, net decreased by approximately $11.4 million. Several factors affected the reduction in sales. The primary reason is due to the effect of higher interest rates on the consumer financing rates. This increased cost of consumer lending has reduced the advantage provided by financed solar power relative to standard utility costs, which has negatively affected the demand for our products. The second factor affecting revenue is an increase in sales volume from our internal sales teams and decreases in sales volume from sales by our dealer network.

Cost of Goods Sold

Cost of goods sold decreased by $9.2 million. The decrease was a result of the decrease in revenue as noted above offset by an increase in the cost of labor and materials during the three months ended March 31, 2025 as compared to 2024. As a percentage of revenue, cost of goods sold improved from 69.3% for the three months ended March 31, 2024 to 54.5% for the three months ended March 31, 2025. This improvement was driven by a decrease in the cost of materials and efficiencies in labor.

Depreciation and amortization

Depreciation and amortization increased, from $459,529 for the three months ended March 31, 2024 to $4,900,729 for the three months ended March 31, 2025. The increase was due to the amortization of intangible assets related to the Lumio acquisition.

General and Administrative expenses

General and administrative expenses increased by $7.3 million from $3.2 million for the three months ended March 31, 2024 to $10.5 million for the three months ended March 31, 2025. The increase was due to increases in labor and expenses associated with being a public company and an increase in the allowance for bad debt.

Sales and Marketing

Sales and marketing expenses decreased by $4.4 million. The decrease was a result of a reduction in cost to support fewer salespeople and less revenue.

Other income (expense), net

Other income (expense), net increased from expense of $173,222 for the three months ended March 31, 2024 to income of $715,535 for the three months ended March 31, 2025. The increase was due primarily to a gain on fair value of warrant liabilities.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth a summary of our consolidated statements of operations for the periods presented:

	Year ended December 31, (Audited)		Change
	2024	2023	$	%
Revenue, net	$73,244,083	$109,691,001	$(36,446,918)	(33.2)%
Costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization)	38,021,519	59,436,674	(21,415,155)	(36.0)%
Depreciation and amortization	4,836,538	1,841,874	2,994,664	162.6%
Sales and marketing	19,587,073	30,324,059	(10,736,986)	(35.4)%
General and administrative	21,628,725	12,949,067	8,679,658	67.0%
Total operating expenses	84,073,855	104,551,674	(20,447,819)	(19.6)%
(Loss) income from operations	(10,829,772)	5,139,327	(15,969,099)	(310.7)%
Other (expense) income, net:
Other expense, net	233,151	(183,401)	416,552	(227.1)%
Change in fair value of warrant liabilities	69,000	—	69,000	(100.0)%
Interest expense	(333,539)	(110,857)	(59,562)	—%
Total other (expenses) income, net	(31,388)	(294,258	262,870	(89.3)%
Net (loss) income before taxes	$(10,861,160)	$4,845,069	$(15,706,229)	(324.2)%

Revenue, net

Revenue, net decreased by approximately $36.4 million, from $109.7 million for the year ended December 31, 2023 to $73.2 million for the year ended December 31, 2024. The decrease was primarily due to the effect of higher interest rates on consumer financing. The increased cost of consumer lending reduced the advantage provided by financed solar power relative to standard utility costs, which negatively affected the demand for our products. The more difficult selling environment resulted in a decrease in sales from our sales force and dealer network.

Cost of Goods Sold

Cost of goods sold decreased by $21.4 million, from $59.4 million for the year ended December 31, 2023 to $38.0 million for the year ended December 31, 2024. The decrease was due to the decrease in revenue. As a percentage of revenue, the cost of goods sold was 52.4% for the year ended December 31, 2024, which was consistent with the year ended December 31, 2023.

Depreciation and amortization

Depreciation and amortization increased by $3.0 million, from $1.8 million for the year ended December 31, 2023, to $4.8 million for the year ended December 31, 2024. The increase was due to an increase in the amortization of the cost of acquired contracts from the Lumio Asset Purchase Agreement.

Sales and Marketing

Sales and marketing expenses decreased by $10.7 million, from $30.3 million for the year ended December 31, 2023 to $19.6 million for the year ended December 31, 2024. The decrease was primarily due to a result of a reduction in commissions earned due to the decrease in revenue.

General and Administrative expenses

General and administrative expenses increased by $8.7 million from $12.9 million for the year ended December 31, 2023 to $21.6 million for the year ended December 31, 2024. The increase was primarily due to $7.8 million of stock compensation expense in 2024 of which there was none in 2023.

Other income (expense), net

Other income (expense), net increased from $294,258 of other expense to $31,388 of income primarily due to a decrease in losses on the disposition of assets, a gain on fair value of warrant liabilities and an increase in interest income partly offset by an increase in interest expense.

Liquidity and Capital Resources

Our primary source of funding to support operations have historically been from cash flows from operations. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenses. Our principal long-term working capital uses include ensuring revenue growth, expanding our sales and marketing efforts and potential acquisitions.

As of December 31, 2024 and 2023, our cash and cash equivalents balance was approximately $5.6 million and $8.0 million, respectively. As of March 31, 2025, our cash and cash equivalents balance was approximately $2.9 million. The Company maintains its cash in checking and savings accounts.

Our future capital requirements depend on many factors, including our revenue growth rate, the timing and extent of our spending to support further sales and marketing, the degree to which we are successful in launching new business initiatives and the cost associated with these initiatives, and the growth of our business generally.

In order to finance these opportunities and associated costs, it is possible that we will need to raise additional capital through either debt or equity financing. In December of 2024, we entered into the Lumio Promissory Note for $2.4 million to help fund the creation of a year-round sales team.

While we believe that our cash and cash equivalents will be sufficient to meet our currently contemplated business needs for the next twelve months, we cannot assure you that this will be the case. If additional financing is required by us from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital on acceptable terms when needed, our business, results of operations and financial condition would be materially and adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented:

Cash Flows for the three months ended March 31, 2025 and 2024

The following table summarizes our cash flows for the periods presented:

	For the three months ended March 31,
	2025	2024	Change
Net cash used in operating activities	$(2,263,438)	$(10,151,989)	$7,888,551
Net cash used in investing activities	(372,578)	(226,076)	(146,502)
Net cash (used in) provided by financing activities	(103,996)	10,086,883	(10,190,879)

Cash flows from operating activities

Net cash used in operating activities was approximately $2.3 million during the three months ended March 31, 2025 compared to a net cash used in operating activities of approximately $10.2 million during three months ended March 31, 2024. The increase was primarily due to an increase in accounts receivable collected during the period.

Cash flows from investing activities

Net cash used in investing activities was approximately $0.4 million for the three months ended March 31, 2025, relating to purchases of property and equipment. Net cash used in investing activities for the three months ended March 31, 2024 was approximately $0.2 million, relating to purchases of property and equipment.

Cash flows used in financing activities

Net cash used in financing activities was approximately $104,000 for the three months ended March 31, 2025, primarily relating to the repayment of debt and finance leases. Net cash provided by financing activities for the three months ended March 30, 2024 was approximately $10.1 million for the three months ended March 31, 2024, primarily relating to cash acquired from the ESGEN Transaction of $10.4 million offset by repayments of debt and distributions of stockholders.

Current Indebtedness

The Company has utilized internally generated positive cashflow to grow the business. Other than approximately $2.5 million in trade-credit with solar equipment distributors, Sunergy has only approximately $0.9 million of debt on service trucks and vehicles valued at approximately $1.3 million, net of depreciation.

Cash Flows for the year ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods presented:

	For the year ended December 31,
	2024	2023	Change
Net cash provided by operating activities	$(8,716,717)	$11,977,134	$(20,693,851)
Net cash used in investing activities	(7,369,137)	(1,034,666)	(6,334,471)
Net cash used in financing activities	13,697,663	(5,188,468)	18,886,131

Cash flows from operating activities

Net cash used in operating activities was approximately $8.7 million during the year ended December 31, 2024 compared to a net cash provided by operating activities of approximately $12.0 million during year ended December 31, 2023. The decrease was primarily due to an increase in accounts receivable. Accounts receivable increased as our customers transitioned to financing their systems through lease arrangements. Revenues associated with lease arrangements were 64% of sales in 2024 compared to 21% in 2023. In loan arrangements, 100% of the cash is received shortly after installation. Loan arrangements provide for a holdback of 20% of the cash due until the customer has received permission to operate from the utility, which delays full payment of products by 90-120 days past installation.

Cash flows from investing activities

Net cash used in investing activities was approximately $7.4 million for the year ended December 31, 2024. The company used $4.0 million for the Lumio asset purchase, $3.0 million to issue debt to a related party, and $0.4 million to purchase property and equipment. Net cash used in investing activities for the year ended December 31, 2023 was approximately $1.0 million, relating to purchases of vehicles.

Cash flows from financing activities

Net cash provided by financing activities was approximately $13.7 million for the year ended December 31, 2024, primarily relating to $9.2 million in net proceeds from the issuance of convertible preferred stock at the time of the ESGEN Transaction, $2.7 million from a private placement to finance the Lumio asset purchase and $2.4 million from a convertible promissory note with a related party, offset by principal payments on debt and dividends paid on convertible preferred stock. Net cash used in financing activities for the year ended December 31, 2023 was approximately $5.2 million, primarily relating to distributions to members.

Current Indebtedness

As of December 31, 2024, the Company had approximately $3.6 million in trade-credit with solar equipment distributors, approximately $0.8 million of debt on service trucks and vehicles valued at approximately $1.3 million, net of depreciation and $2.4 million in a convertible promissory note with a related party.

Non-GAAP Financial Measures

The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (iv) review and assess the operating performance of our management team; (v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Contribution Profit and Contribution Margin

We define contribution profit as revenue, net less direct costs of revenue, commissions expense and depreciation and amortization, and define contribution margin, expressed as a percentage, as the ratio of contribution profit to revenue, net. Contribution profit and margin can be used to understand our financial performance and efficiency and allows investors to evaluate our pricing strategy and compare against competitors. Our management uses these metrics to make strategic decisions, identify areas for improvement, set targets for future performance and make informed decisions about how to allocate resources going forward. Contributions margin reflects our Contribution profit as a percentage of revenues.

The following tables provide a reconciliation of gross profit to contribution profit for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Total revenue	$8,783,695	$20,142,156	$73,244,083	$109,691,001
Less: Cost of goods sold (exclusive of depreciation and amortization shown below)	4,789,679	13,957,966	38,021,519	59,436,674
Less: Depreciation and amortization related to Cost of goods sold	219,259	168,403	827,848	444,660
Gross Profit	$3,774,757	$6,015,787	$34,394,716	$49,809,667
Adjustment:
Depreciation and amortization	4,681,470	291,126	4,008,690	1,397,214
Commissions expense	1,864,112	3,652,591	15,827,850	28,679,176
Contribution Profit	(2,770,825)	2,072,070	14,588,176	19,733,277
Gross Margin	43.0%	29.9%	47.0%	45.4%
Contribution margin	(31.5)%	10.3%	19.9%	18.0%

Adjusted EBITDA

We define “Adjusted EBITDA”, a non-GAAP financial measure, as net income (loss) before interest and other income (expenses), net, income tax expense, and depreciation and amortization, as adjusted to exclude merger and acquisition expenses. We utilize Adjusted EBITDA as an internal performance measure in the management of our operations because we believe the exclusion of these non-cash and non-recurring charges allow for a more relevant comparison of our results of operations to other companies in our industry. Adjusted EBITDA should not be viewed as a substitute for net (loss) income calculated in accordance with GAAP, and other companies may define Adjusted EBITDA differently. “Adjusted EBITDA margin” reflects our Adjusted EBITDA as a percentage of revenues. The following tables provide a reconciliation of net (loss) income to Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Net (loss) income	$(13,391,363)	$(4,107,102)	$(9,872,358)	$4,845,069
Adjustment:
Other income, net	(82,363)	—	(233,151)	183,401
Change in fair value of warrant liabilities	(663,449)	138,000	(69,000)	—
Interest expense	30,277	35,222	333,539	110,857
Income tax benefit	523,500	(114,668)	(988,802)	—
Stock compensation	2,257,139	3,118,584	7,951,248	—
Depreciation and amortization	4,900,729	459,529	4,836,538	1,841,874

Adjusted EBITDA	(6,353,530)	(470,435)	1,958,014	6,981,201

Net (loss) income margin	(151.6)%	(20.4)%	(13.5)%	4.4%

Adjusted EBITDA Margin	(72.3)%	(2.3)%	2.7%	6.4%

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires us to establish accounting policies and make estimates and assumptions that affect our reported amounts of assets and liabilities at the date of the condensed consolidated financial statements. These financial statements include some estimates and assumptions that are based on informed judgments and estimates of management. We evaluate our policies and estimates on an on-going basis and discuss the development, selection and disclosure of critical accounting policies with those charged with governance. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Our condensed consolidated financial statements may differ based upon different estimates and assumptions.

We discuss our significant accounting policies in Note 3, Summary of Significant Accounting Policies, to our condensed consolidated financial statements. Our significant accounting policies are subject to judgments and uncertainties that affect the application of such policies. We believe these financial statements include the most likely outcomes with regard to amounts that are based on our judgment and estimates. Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from the actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following accounting policies are critical to the preparation of our consolidated financial statements due to the estimation process and business judgment involved in their application:

Valuation of Business Combinations

The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Any excess or surplus of the purchase consideration when compared to the fair value of the net tangible assets acquired, if any, is recorded as goodwill or gain from a bargain purchase. The fair value of assets and liabilities as of the acquisition date are often estimated using a combination of approaches, including the income approach, which requires us to project future cash flows and apply an appropriate discount rate; and the market approach which uses market data and adjusts for entity-specific differences. We use all available information to make these fair value determinations and engage third-party consultants for valuation assistance. The estimates used in determining fair values are based on assumptions believed to be reasonable, but which are inherently uncertain. Accordingly, actual results may differ materially from the projected results used to determine fair value.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired.

Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. First, the Company assesses qualitative factors to determine whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test comparing the fair value of the applicable reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in the condensed consolidated statements of operations for the amount by which the carrying amount exceeds the fair value of the reporting unit. The Company performs its annual goodwill impairment test on December 31 of each year. There was no goodwill impairment recorded for the year ended December 31, 2024, and 2023.

Intangible assets subject to amortization

Intangible assets include tradename, customer lists and non-compete agreements. Amounts are subject to amortization on a straight-line basis over the estimated period of benefit and are subject to annual impairment consideration. Costs incurred to renew or extend the term of a recognized intangible asset, such as the acquired tradename, are capitalized as part of the intangible asset and amortized over its revised estimated useful life.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets. The Company determines fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in the Company’s current business model for the specific intangible asset being valued. No impairment charges were recorded for the year ended December 31, 2024, and 2023 or for the three months ended March 31, 2025, and 2024.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2024 and 2023:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Timothy Bridgewater	2024	260,000	4,242,150	—	215,000	(2)	475,000
Chairman, CEO	2023	—	—	—	547,993	(2)	547,993
Cannon Holbrook	2024	135,577	26,250	—	—		161,827
CFO
Stirling Adams	2024	225,308	26,250	—	119,785	(3)	371,373
GC

____________

(1)      Amounts reflect the full grant-date fair value of stock awards granted during the applicable fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officer.

(2)      For 2023 and 2024, the amounts in this column represent the distributions paid in 2023 and 2024 to Mr. Bridgewater with respect to his partnership interests in Sunergy.

(3)      Amounts paid to Mr. Adams in 2024 for legal services provided to the Company related to the ESGEN transaction prior to his joining the Company.

Narrative to Executive Compensation Table

Employment Agreement with Timothy Bridgewater

The Company (or one of its subsidiaries) has entered into an Executive Employment Agreement (the “Bridgewater Agreement”) with Mr. Timothy Bridgewater, the Company’s Chief Executive Officer. The period of the Bridgewater Agreement commenced on the closing of the ESGEN Transaciton and continues through the third anniversary of the ESGEN Closing, and is subject to automatic renewals for one (1) year periods, unless either party terminates employment or provides ninety (90) day notice of intent not to renew.

In recognition of Mr. Bridgewater’s responsibilities as the Company’s Chief Executive Officer, and based on comparison to peer organizations with similar activities and risk profiles, the Company agreed to pay Mr. Bridgewater a base salary of $390,000.

For each year the Bridgewater Agreement is in effect, the Compensation Committee of the Zeo Energy Board of Directors may choose to provide a discretionary cash bonus to Mr. Bridgewater, and such bonus shall be performance based and the performance goals shall be as set forth by the Compensation Committee.

In addition, Mr. Bridgewater is eligible to receive certain grants of vested shares under the 2024 Plan in accordance with the following schedule (collectively, the “Retention Award”):

•        50,000 vested shares to be granted on the date that is 12 months after the effective date of the Bridgewater Agreement;

•        50,000 vested shares to be granted on the date that is 24 months after the effective date of the Bridgewater Agreement; and

•        50,000 vested shares to be granted on the date that is 35 months after the effective date of the Bridgewater Agreement.

Further, if, within three (3) years of the effective date of the Bridgewater Agreement, (i) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $7.50 for 20 or more days of any consecutive 30-day period, then Mr. Bridgewater will be granted vested equity from the 2024 Plan equal to 1% of the total issued and outstanding capital stock of the Company, (ii) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $12.50 for 20 or more days of any consecutive 30-day period, then Mr. Bridgewater will be granted additional vested equity from the 2024 Plan equal to 1% of the total issued and outstanding capital stock of the Company, (iii) and the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $15.00 for 20 or more days of any consecutive 30-day period, then Mr. Bridgewater will be granted additional vested equity from the 2024 Plan equal to 1% of the total issued and outstanding capital stock of the Company.

In addition, Mr. Bridgewater is eligible to participate in the Company’s employee benefits plan for its senior executives or employees, including the Company’s medical plans. Mr. Bridgewater is also entitled to receive six (6) weeks of paid time off in accordance with the Company’s policy for its senior executives. In addition, Mr. Bridgewater is entitled to reimbursement by the Company for all reasonable expenses incurred by him in connection with this employment. Reimbursable expenses include, but are not limited to, business travel expenses.

The Company may terminate Mr. Bridgewater’s employment with or without Cause (as defined in the Bridgewater Agreement). The Company has agreed to provide thirty (30) days in notice to Mr. Bridgewater if he is terminated without Cause (or base salary in lieu of such notice), but no notice is required if he is terminated for Cause. For termination for Cause, Mr. Bridgewater (with his attorney) shall have the opportunity to respond to all relevant allegations upon which a contemplated termination for Cause is based.

Mr. Bridgewater may terminate his employment with or without Good Reason (as defined in the Bridgewater Agreement). If Mr. Bridgewater intends to terminate his employment without Good Reason, he has agreed to provide thirty (30) days’ written notice. For termination for Good Reason, Mr. Bridgewater has agreed that he will provide the Company with notice within thirty (30) days after receiving notice of a Good Reason event, after which the Company will have thirty (30) days to cure the Good Reason event, and, if not cured, Mr. Bridgewater will terminate employment within fifteen (15) days following the expiration of the cure period.

In the event of termination for any reason, Mr. Bridgewater shall continue to receive his full salary through the date of termination, any unreimbursed and approved business expenses, accrued but unused paid time off days, and any payments, benefits, or fringe benefits Mr. Bridgewater was entitled to under plan terms.

If the Company terminates Mr. Bridgewater without Cause or Mr. Bridgewater terminates for Good Reason, and there is no Change of Control (as defined in the Bridgewater Agreement), the Company has agreed to also provide Mr. Bridgewater the following:

(i)     a lump sum cash payment, payable on the date of termination, equal to the sum of the following: (x) one year’s base salary, and (y) any unpaid annual bonus for the preceding calendar year, and the greater of (I) any annual target cash bonus opportunity for the year of termination or (II) the average annual cash bonus for the three preceding completed years (provided, however, that if Mr. Bridgewater has not been employed for at least three years in which an annual cash bonus was paid, such calculation will assume that an annual cash bonus equal to any target annual cash bonus opportunity was paid in the missing years), and (z) any other target long-term incentive award granted to Mr. Bridgewater for the year in which the termination occurs;

(ii)    accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iii)   to the extent eligible, continuation health insurance coverage under COBRA for twelve (12) months following termination.

If the Company terminates Mr. Bridgewater without Cause or Mr. Bridgewater terminates for Good Reason, and such termination occurs within two (2) years following or six (6) months prior to a Change of Control (as defined in the Bridgewater Agreement), the Company has agreed to also provide Mr. Bridgewater the following:

(i)     pro-rated, based on the number of days worked during the year in which the termination occurs, the greater of any annual target cash bonus opportunity for the year of termination or the highest actual annual cash bonus paid during the three preceding completed years;

(ii)    a lump sum cash payment equal to the sum of the following: (x) one year’s base salary, (y) any unpaid annual bonus for the preceding calendar year, and (z) the Retention Award and any other target long-term incentive award granted for the year in which termination occurs;

(iii)   accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iv)   to the extent eligible, continuation health insurance coverage under COBRA for twelve (12) months following termination.

Additionally, Mr. Bridgewater is subject to standard confidentiality and non-disparagement covenants, and covenants not to solicit the company’s customers or employees or compete with the company for the duration of Mr. Bridgewater’s employment and for the one year following his termination.

Employment Agreement with Cannon Holbrook

The Company (or one of its subsidiaries) entered into an employment agreement with Mr. Holbrook (the “Holbrook Agreement”) pursuant to which Mr. Holbrook will serve as the Chief Financial Officer of both Sunergy and the Company, reporting to the Company’s Chief Executive Officer.

The period of the Holbrook Agreement commenced on August 19, 2024 (the “Holbrook Agreement Effective Date”) and continues through the third anniversary of the Holbrook Agreement Effective Date. The agreement is subject to automatic renewals for one (1) year periods unless either party terminates employment or provides ninety (90) day notice of intent not to renew.

In recognition of Mr. Holbrook’s responsibilities, the Company agreed to pay Mr. Holbrook a base salary of $225,000, which may be increased from time to time by the Compensation Committee (the “Committee”) of the Zeo Energy Board of Directors in its sole discretion.

A one-time payment of $25,000 was paid to Mr. Holbrook in connection with the execution of the Holbrook Agreement. Though the agreement does not provide for a guaranteed annual target cash bonus, for each year the Holbrook Agreement is in effect, the Committee may choose to provide a discretionary cash bonus to Mr. Holbrook, based on meeting positive EBITDA targets, an evaluation of his performance and peer group compensation practices, taking into account the Company and individual performance objectives, and/or such criteria as determined by the Committee in its sole discretion from time to time.

In addition, Mr. Holbrook is eligible to receive certain grants of vested shares under the 2024 Plan, subject to the approval of the Zeo Energy Board of Directors, in accordance with the following schedule:

•        15,000 vested shares to be issued as soon as possible following the Effective Date;

•        75,000 vested shares to be granted on the date that is 12 months after the Effective Date;

•        75,000 vested shares to be granted on the date that is 24 months after the Effective Date; and

•        75,000 vested shares to be granted on the date that is 35 months after the Effective Date.

The Company may terminate Mr. Holbrook’s employment with or without Cause (as defined in the Holbrook Agreement). The Company has agreed to provide thirty (30) days in notice to Mr. Holbrook if he is terminated without Cause (or base salary in lieu of such notice). The termination of Mr. Holbrook’s employment will not be deemed to be for Cause unless Mr. Holbrook (with his attorney) is given a reasonable opportunity to respond to all relevant allegations upon which a contemplated termination for Cause is based.

Mr. Holbrook may terminate his employment with or without Good Reason (as defined in the Holbrook Agreement). If Mr. Holbrook intends to terminate his employment without Good Reason, he has agreed to provide thirty (30) days’ written notice. For termination for Good Reason, Mr. Holbrook has agreed that he will provide the Company with notice within thirty (30) days after receiving notice of a Good Reason event, after which the Company will have thirty (30) days to cure the Good Reason event, and, if not cured, Mr. Holbrook will terminate employment within fifteen (15) days following the expiration of the cure period.

In the event of termination for any reason, Mr. Holbrook shall continue to receive his full salary through the date of termination, any unreimbursed and approved business expenses, accrued but unused paid time off days, and any payments, benefits, or fringe benefits Mr. Holbrook was entitled to under plan terms.

If the Company terminates Mr. Holbrook without Cause or Mr. Holbrook terminates for Good Reason, and there is no Change of Control (as defined in the Holbrook Agreement), the Company has agreed to also provide Mr. Holbrook the following:

(i)     a lump sum cash payment, payable on the date of termination, equal to the sum of the following: (x) one year’s base salary at the annualized rate then in effect (or the rate that should be in effect but for any base salary diminution), and (y) any unpaid annual bonus for the preceding calendar year and the greater of (I) any annual target cash bonus opportunity for the year of termination or (II) the average annual cash bonus for the three preceding calendar years in which an annual cash bonus was paid, and (z) the annual cash bonus and any other target long-term incentive award granted for the year of the date of termination;

(ii)    accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iii)   to the extent eligible and Mr. Holbrook properly elects coverage, continued health insurance coverage under COBRA for twelve (12) months following termination at the same costs as applied to Mr. Holbrook prior to his termination, subject to early termination upon Mr. Holbrook becoming eligible for group health insurance coverage under another employer’s plan.

If the Company terminates Mr. Holbrook without Cause or Mr. Holbrook terminates for Good Reason, and such termination occurs within two (2) years following or six (6) months prior to a Change of Control (as defined in the Holbrook Agreement), the Company has agreed to also provide Mr. Holbrook the following:

(i)     severance payments pro-rated, based on the number of days worked during the year in which the termination occurs, equal to the greater of any annual target cash bonus opportunity for the year of termination or the highest actual annual cash bonus paid during the three preceding completed years;

(ii)    a lump sum cash payment equal to the sum of the following: (x) one year’s base salary at the annualized rate then in effect (or the rate that should be in effect but for any base salary diminution), (y) any unpaid annual bonus for the preceding calendar year, and any other target long-term incentive award granted for the year of the date of termination;

(iii)   accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iv)   to the extent eligible, and Mr. Holbrook properly elects coverage, continued health insurance coverage under COBRA for twelve (12) months following termination at the same costs as applied to Mr. Holbrook prior to his termination, subject to early termination upon Mr. Holbrook becoming eligible for group health insurance coverage under another employer’s plan.

Additionally, Mr. Holbrook is subject to standard confidentiality and non-disparagement covenants, and covenants not to solicit the Company’s customers or employees or compete with the Company for the duration of Mr. Holbrook’s employment and for the one year following his termination.

Employment Agreement with Stirling Adams

The Company (or one of its subsidiaries) entered into an employment agreement with Mr. Adams (the “Adams Agreement”), pursuant to which Mr. Adams will serve as the General Counsel and Secretary of both Sunergy and the Company, reporting to the Company’s Chief Executive Officer.

The period of the Adams Agreement commenced on the ESGEN Closing and continues through the third anniversary of the ESGEN Closing. The agreement is subject to automatic renewals for one (1) year periods unless either party terminates employment or provides ninety (90) day notice of intent not to renew.

In recognition of Mr. Adams’ responsibilities, the Company agreed to pay Mr. Adams a base salary of $289,000, which may be increased from time to time by the Committee in its sole discretion.

Though the agreement does not provide for a guaranteed annual target cash bonus, for each year the Adams Agreement is in effect, the Committee may choose to provide a discretionary cash bonus to Mr. Adams, based on an evaluation of his performance and peer group compensation practices, taking into account the Company and individual performance objectives, and/or such criteria as determined by the Committee in its sole discretion from time to time.

In addition, Mr. Adams is eligible to receive certain grants of vested shares under the 2024 Plan, subject to the approval of the Zeo Energy Board of Directors, in accordance with the following schedule:

•        15,000 vested shares which were issued in September 2024;

•        85,000 vested shares to be granted on the date that is within 15 months after the ESGEN Closing;

•        100,000 vested shares to be granted on the date that is on or about 24 months after the ESGEN Closing; and

•        100,000 vested shares to be granted on the date that is on or about 35 months after the ESGEN Closing.

The Company may terminate Mr. Adams’ employment with or without Cause (as defined in the Adams Agreement). The Company has agreed to provide thirty (30) days in notice to Mr. Adams if he is terminated without Cause (or base salary in lieu of such notice). The termination of Mr. Adams’ employment will not be deemed to be for Cause unless Mr. Adams (with his attorney) is given a reasonable opportunity to respond to all relevant allegations upon which a contemplated termination for Cause is based.

Mr. Adams may terminate his employment with or without Good Reason (as defined in the Adams Agreement). If Mr. Adams intends to terminate his employment without Good Reason, he has agreed to provide thirty (30) days’ written notice. For termination for Good Reason, Mr. Adams has agreed that he will provide the Company with notice within thirty (30) days after receiving notice of a Good Reason event, after which the Company will have thirty (30) days to cure the Good Reason event, and, if not cured, Mr. Adams will terminate employment within fifteen (15) days following the expiration of the cure period.

In the event of termination for any reason, Mr. Adams shall continue to receive his full salary through the date of termination, any unreimbursed and approved business expenses, accrued but unused paid time off days, and any payments, benefits, or fringe benefits Mr. Adams was entitled to under plan terms.

If the Company terminates Mr. Adams without Cause or Mr. Adams terminates for Good Reason, and there is no Change of Control (as defined in the Adams Agreement), the Company has agreed to also provide Mr. Adams the following:

(i)     a lump sum cash payment, payable on the date of termination, equal to the sum of the following: (x) one year’s base salary at the annualized rate then in effect (or the rate that should be in effect but for any base salary diminution), and (y) any unpaid annual bonus for the preceding calendar year and the greater of (I) any annual target cash bonus opportunity for the year of termination or (II) the average annual cash bonus for the three preceding calendar years in which an annual cash bonus was paid, and (z) the annual cash bonus and any other target long-term incentive award granted for the year of the date of termination;

(ii)    accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iii)   to the extent eligible and Mr. Adams properly elects coverage, continued health insurance coverage under COBRA for twelve (12) months following termination at the same costs as applied to Mr. Adams prior to his termination, subject to early termination upon Mr. Adams becoming eligible for group health insurance coverage under another employer’s plan.

If the Company terminates Mr. Adams without Cause or Mr. Adams terminates for Good Reason, and such termination occurs within two (2) years following or six (6) months prior to a Change of Control (as defined in the Adams Agreement), the Company has agreed to also provide Mr. Adams the following:

(i)     severance payments pro-rated, based on the number of days worked during the year in which the termination occurs, equal to the greater of any annual target cash bonus opportunity for the year of termination or the highest actual annual cash bonus paid during the three preceding completed years;

(ii)    a lump sum cash payment equal to the sum of the following: (x) one year’s base salary at the annualized rate then in effect (or the rate that should be in effect but for any base salary diminution), (y) any unpaid annual bonus for the preceding calendar year, and (z) any other target long-term incentive award granted for the year of the date of termination;

(iii)   accelerated vesting of any outstanding equity grants so that such equity grants vest completely as of the date of termination; and

(iv)   to the extent eligible, and Mr. Adams properly elects coverage, continued health insurance coverage under COBRA for twelve (12) months following termination at the same costs as applied to Mr. Adams prior to his termination, subject to early termination upon Mr. Adams becoming eligible for group health insurance coverage under another employer’s plan.

Additionally, Mr. Adams is subject to standard confidentiality and non-disparagement covenants, and covenants not to solicit Zeo Energy’s customers or employees or compete with Zeo Energy for the duration of Mr. Adams’ employment and for the one year following his termination.

Retirement Benefits

Sunergy currently offers certain welfare benefits through a professional employer organization, Frank Crum, in which the named executive officers may participate. Sunergy does not currently offer any qualified retirement benefits, or any non-qualified defined contribution plans or other retirement benefits.

Potential Payments on Termination or Change in Control

Neither Zeo Energy nor Sunergy has not previously offered or had in place for our named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control.

Outstanding Equity Awards at 2024 Fiscal Year-End

Zeo Energy did not have any outstanding equity-based awards as of December 31, 2024.

2024 Omnibus Incentive Equity Plan

The purpose of the 2024 Omnibus Incentive Plan (the “2024 Plan”) is to provide a means whereby we can secure and retain the service of employees, directors and consultants, to provide incentives to such persons and to align the interests of such service providers with our stockholders.

Securities to be Offered

The aggregate number of shares of Zeo Energy Common Stock that may be issued or used for reference purposes or with respect to which awards may be granted under the 2024 Plan at adoption was 3,220,400 (the “Initial Share Reserve”). The number of shares of Zeo Energy Class A Common Stock available for issuance under the 2024 Plan will be subject to an annual increase on the first day of each calendar year beginning January 1, 2025 and ending and including January 1, 2029, equal to the lesser of (i) 2% of the aggregate number of fully diluted shares of Zeo outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by the administrator of the 2024 Plan. The aggregate number of shares of Zeo Energy Class A Common Stock that may be issued or used under the 2024 Plan pursuant to incentive stock options shall not exceed an amount equal to the Initial Share Reserve. Shares of Zeo Energy Class A Common Stock subject to an award that expires or is cancelled, forfeited or otherwise terminated without delivery of shares, tendered in payment of an option, covered by a stock-settled stock appreciation right or that were otherwise not issued upon settlement, and shares delivered or withheld to satisfy any tax withholding obligations will again be available for delivery pursuant to other awards under the 2024 Plan. No shares shall be deemed to have been issued in settlement of a SAR, restricted stock unit or other award that only provides for settlement in, and settles only in, cash. The number of shares of Zeo Energy Class A Common Stock available for issuance under the 2024 Plan will not be reduced by shares issued pursuant to awards issued or assumed in connection with a merger or acquisition as contemplated by applicable stock exchange rules, provided that any substitute awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares available for incentive stock option awards under the 2024 Plan).

Administration

The 2024 Plan will be administered by a committee of the Zeo Energy Board of Directors that has been authorized to administer the 2024 Plan, except if no such committee is authorized by the Zeo Energy Board of Directors, the Zeo Energy Board of Directors will administer the 2024 Plan (as applicable, the “Committee”). The Committee will have broad discretion to administer the 2024 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards.

Eligibility

Directors, officers, employees, consultants and advisors of Zeo Energy and its affiliates and prospective officers, employees, consultants and advisors who have accepted offers of employment or consultancy with Zeo Energy and its affiliates will be eligible to receive awards under the 2024 Plan. As stated above, the basis for participation in the 2024 Plan is the Committee’s decision to select, in its sole discretion, participants from among those eligible.

Non-Employee Director Compensation Limits

The fair value of any awards granted under the 2024 Plan to a non-employee director as compensation for services on the Zeo Energy Board of Directors, during any one fiscal year, taken together with any cash fees paid to such non-employee director during such period in respect of the non-employee director’s services as a member of the Zeo Energy Board of Directors during such year, may not exceed any limits as outlined in any compensation policy of Zeo Energy, provided that the Zeo Energy Board of Directors can make exceptions to this limit so long as the applicable non-employee director does not participate in the decision.

Types of Awards

The 2024 Plan will provide for the grant of both incentive stock options (“ISOs”), which are intended to qualify for favorable tax treatment under Section 422 of the Code, and nonqualified stock options (“NSOs”), as well as the grant of restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), and other equity-based awards and substitute awards.

Options

Zeo Energy may grant ISOs and NSOs to eligible persons, except that ISOs may only be granted to persons who are Zeo Energy’s employees or employees of one of its subsidiaries or controlled affiliates, in accordance with Section 422 of the Code. The exercise price of an option cannot be less than 100% of the fair market value of a share of Zeo Energy Class A Common Stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. However, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the option must be at least 110% of the fair market value of a share of Zeo Energy Class A Common Stock on the date of grant and the option must not be exercisable more than five years from the date of grant. The aggregate fair market value, determined at the time of grant, of our Zeo Energy Class A Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs.

Payment of the exercise price may be made in a manner approved by the Committee, which may include (i) immediately available funds in U.S. dollars, (ii) delivery of Zeo Energy Class A Common Stock having a value equal to the exercise price, (iii) a broker assisted cashless exercise or (iv) any other means approved by the Committee.

Unless the Committee provides otherwise, options generally are not transferable except by will or the laws of descent and distribution.

Restricted Stock Awards

A restricted stock award is a grant of shares of Zeo Energy Class A Common Stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of Zeo Energy Class A Common Stock subject to the restricted stock award or to receive dividends (or dividend equivalents) on such shares of Zeo Energy Class A Common Stock subject to the restricted stock award during the restriction period. In the discretion of the Committee, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Stock Units

An RSU is a right to receive cash, shares of Zeo Energy Class A Common Stock or a combination of cash and shares of Zeo Energy Class A Common Stock at the end of a specified period equal to the fair market value of one share of Zeo Energy Class A Common Stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. The Committee may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in cash or shares of Zeo Energy Class A Common Stock) of dividends paid on the underlying shares of Zeo Energy Class A Common Stock. Dividend equivalent rights may be paid currently or credited to an account, settled in cash or shares, and may be subject to the same restrictions as the RSUs with respect to which the dividend equivalent rights are granted.

Stock Appreciation Rights

A SAR is the right to receive an amount equal to the excess of the fair market value of one share of Zeo Energy Common Stock on the date of exercise over the grant price of the SAR. The grant price of a SAR cannot be less than 100% of the fair market value of a share of Zeo Energy Common Stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. The Committee has the discretion to determine other terms and conditions of a SAR award.

Other Equity-Based Awards

Other equity-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Zeo Energy Class A Common Stock.

Substitute Awards

Awards may be granted under the 2024 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with Zeo Energy or one of its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Zeo Energy Common Stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2024 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control of Zeo Energy, such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding stock options upon the change in control (and if not exercised such awards will be terminated), and the acceleration of vesting or exercisability of any outstanding awards.

Clawback

All awards granted under the 2024 Plan may be subject to reduction, cancelation or recoupment under any written clawback policy that Zeo Energy may adopt and that Zeo Energy determines should apply to awards under the 2024 Plan or that is required by law.

Plan Amendment and Termination

The 2024 Plan will allow the Committee to amend or terminate any award, award agreement or the 2024 Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant’s consent. In addition, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of stockholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2024 Plan will remain in effect for a period of ten years (unless earlier terminated by the Zeo Energy Board of Directors).

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the 2024 Plan. This summary describes the general federal income tax principles that apply, as based on current law and interpretational authorities which are subject to change at any time, and is provided only for general information. This summary does not purport to be complete discussion of all potential tax effects relevant to recipients of awards under the 2024 Plan. No attempt has been made to discuss certain kinds of taxes, including any potential non-U.S., state, or local tax consequences. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options and Stock Appreciation Rights

If a participant is granted a NSO or SAR under the 2024 Plan, the participant should not have taxable income as of the grant of the NSO or SAR. Upon the exercise of a NSO or SAR, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price. If the participant is employed by us or one of our affiliates at the time of exercise, such income will be subject to withholding taxes. The participant’s tax basis in the Zeo Energy Class A Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of such Zeo Energy Class A Common Stock on the date the participant exercises such option or SAR. When a participant sells the Zeo Energy Class A Common Stock acquired as a result of the exercise of a NSO or SAR, any appreciation or depreciation in the value of the Zeo Energy Class A Common Stock after the exercise date will be taxable as a long-term or short-term capital gain or loss for U.S. federal income tax purposes, depending on the holding period. The Zeo Energy Class A Common Stock must be held for more than twelve (12) months to qualify for long-term capital gain treatment. Subject to the discussion under “— Tax Consequences to Zeo Energy” below, Zeo Energy and its subsidiaries or controlled affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Incentive Stock Options

A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of the Zeo Energy Class A Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. Zeo Energy and its subsidiaries or controlled affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Restricted Stock

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the discussion under “— Tax Consequences to Zeo Energy” below, Zeo Energy and its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

RSUs

Generally, the recipient of a restricted stock unit award will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the discussion under “— Tax Consequences to Zeo Energy” below, Zeo Energy and its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Tax Consequences to Zeo Energy

Reasonable Compensation

In order for the amounts described above to be deductible by Zeo Energy, such amounts must constitute reasonable compensation for services rendered or to be rendered by an individual service provider and must be ordinary and necessary business expenses.

Golden Parachute Payments

Zeo Energy’s ability (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2024 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

Compensation of Covered Employees

Zeo Energy’s ability to obtain a deduction for amounts paid under the 2024 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits our ability to deduct compensation, for federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1,000,000.

Zeo Energy Compensation of Directors

Abigail Allen, Neil Bush and Mark Jacobs were each granted 10,000 Class A shares on September 13, 2024. The shares had a value of $1.75 each for total compensation value of $17,500 to each director. Our directors did not receive any other fees for their service in 2024.

Director Compensation Table

Name	Fees Earned or Paid in 2023 ($)	Stock Awards ($)(1)	Total ($)
Abigail Allen	—	17,500	17,500
Neil Bush	—	17,500	17,500
Mark Jacobs	—	17,500	17,500

____________

(1)      Amounts reflect the full grant-date fair value of stock awards granted during the applicable fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the director.

(2)      As of December 31, 2024, there were no option awards (exercisable and unexercisable) and unvested stock awards held by our directors.

Compensation of Heliogen Directors and Executive Officers in the Mergers

Heliogen’s directors and executive officers may have certain interests in the Mergers that may be different from, or in addition to, the interests of Heliogen Stockholders generally, including relating to compensation in connection with the Mergers. For more information see “The Mergers — Interests of Heliogen Directors and Executive Officers in the Mergers.”

MANAGEMENT OF ZEO ENERGY

Zeo Energy’s officers and directors as of the date of this proxy statement/prospectus are as follows:

Name	Age	Position
Timothy Bridgewater	64	Chief Executive Officer and Director
Cannon Holbrook	53	Chief Financial Officer
Kalen Larsen	31	Chief Operating Officer
Brandon Bridgewater	30	Chief Sales Officer
Stirling Adams	60	General Counsel and Secretary of the Zeo Energy Board of Directors
Dr. Abigail M. Allen	41	Director
James P. Benson	65	Director
Neil Bush	70	Director
Mark M. Jacobs	63	Director

Timothy Bridgewater.    Mr. Bridgewater has served as Sunergy’s Chief Executive Officer and chairman of the board since its creation in October 2021. He previously served as the Company’s Chief Financial Officer from October 2021 until August 2024. Mr. Bridgewater also served as a founder and manager for Sunergy’s predecessor company Sun First Energy since October 2019 until the Contribution of Sun First Energy, LLC into Sunergy in October 2021. From July 2002 to the present, Mr. Bridgewater has been a founder and managing director of Capitol Financial Strategies, LLC (also known as Interlink Capital Strategies), an investment advisory services company, where he has advised on debt and private equity investments in industries ranging from mining, building materials, renewable energy, and automotive component manufacturing to electronics and software technologies in the U.S. and Asia. Mr. Bridgewater is the manager of Sunergy Solar LLC. From October 2018 to September 2020, Mr. Bridgewater held the position of manager at Micro Bolt, an energy development company. Since April 2020, he has served as a manager at Prometheus Power Partners, LLC, a commercial and utility-scale solar energy development company. From November 2019 to April 2021, Mr. Bridgewater served as the Chief Financial Officer of Tintic Consolidated Metals, LLC, a mining company, and from November 2019 to November 2021, he served as a Vice President for that company. Mr. Bridgewater earned his B.S. in Finance from Brigham Young University and completed graduate studies in International Economics from University of Utah. We believe that Mr. Bridgewater is qualified to serve both as a member of our management team and the Zeo Energy Board of Directors because of his visionary leadership of Sunergy from inception to date, his experience in energy development, and his over 30 years of commercial and international banking, international finance and business development experience working in the U.S., Asia and Latin America.

Cannon Holbrook.    Mr. Holbrook began serving as Zeo Energy’s Chief Financial Officer on August 20, 2024. He initially joined the Company in March 2024, serving as advisor to the Chief Executive Officer during the Company’s de-SPAC process and, since that time, has lead its accounting, finance, and treasury functions as well as building out its external reporting processes. Mr. Holbrook brings over two decades of experience in finance and accounting to the Company. Throughout his career, he has demonstrated expertise in strategic planning, mergers and acquisitions, and capital raising. He has managed accounting operations for global entities, implemented shared services, and developed and driven process improvements that have yielded significant cost savings and operational efficiencies. Prior to joining the Company as CFO, Mr. Holbrook served as the advisor to the CEO from March to August 2024. While in this role, he led the Company’s accounting, finance, and treasury functions, helped the Company complete its de-SPAC combination in March 2024, and built out external reporting processes. Before joining our Company, Mr. Holbrook served as the CFO of Hawx Pest Control, a company in the business of residential pest services. While there, he led accounting, finance, and treasury functions, helped the Company increase its revenue, and helped to close a major private equity financing. Prior to this, from September 2020 to December 2021, Mr. Holbrook served as the Head of Finance in Built Bar, a food manufacturer. In this role, he implemented key financial reporting functions and helped raise debt and equity financing. From July to September 2020, he was the Consulting CFO of Access CFO, a business that provides outsourced CFO services. While there, he drove company responses to quality of earnings processes and planned and drove preparation for a company audit. From December 2017 to July 2020, Mr. Holbrook was the VP of Accounting and Finance at HZO, Inc., a nanotechnology manufacturer. While there, he implemented accounting and finance systems and processes necessary to enable the Company to meet needs through explosive growth, completed an audit, implemented automated accounting processes, and raised debt and equity financing.

Kalen Larsen.    Mr. Larsen serves as Zeo Energy’s Chief Operating Officer, overseeing regional sales, dealer relations, operations, and process enhancements. He served as Sunergy’s Chief of Sales and Marketing from October 2021 until the ESGEN Closing. In September 2019, he co-founded Sun First Energy and co-managed sales and operations there until its Contribution that formed Sunergy in October 2021. Mr. Larsen began his solar career in October 2016 at Vivint Solar, LLC and worked there until October 2017. He worked at and co-managed a sales office at Vivint Inc. from October 2017 to March 2019, and subsequently, he managed a sales office for Atlantic Key Energy, LLC from March 2019 to October 2019. Mr. Larsen holds an associate degree from Weber State University with an emphasis in Spanish. We believe Mr. Larsen is qualified to serve as a member of our management team because of his sales and operations experience and proven track record in the solar energy industry.

Brandon Bridgewater.    Mr. Bridgewater has served as Sunergy’s Chief Sales Officer since October, 2021 and is the son of Timothy Bridgewater, Zeo Energy’s Chairman and Chief Executive Officer. Mr. Bridgewater co-founded Sun First Energy, LLC, as its President and Chief Sales Officer, in September 2019 until its Contribution that formed Sunergy in October 2021. From September 2017 to December 2018, Mr. Bridgewater served as a Sales Manager at Vivint Smart Home, Inc., a smart home company in the U.S. and Canada. From August 2015 to September 2017, he served as an Area Manager for Aptive Environmental, LLC, a pest control solution company. Mr. Bridgewater earned his Bachelor of Science in Business Finance (with an emphasis in Real Estate) from Brigham Young University’s Marriott School of Business in 2019. We believe that Mr. Bridgewater is qualified to serve as a member of our management team because of his track record in the solar energy industry and range of sales experience.

Stirling Adams.    Mr. Adams serves as Zeo Energy’s General Counsel and Secretary. Mr. Adams brings 30 years of legal experience to the executive team. Just prior to becoming General Counsel and Secretary, he worked as a sole practitioner attorney since November 2022, focusing on renewable energy and nuclear energy ventures and financing. From August 2016 to October 2022, he served as Vice President, Associate General Counsel, and Head of Intellectual Property at Micro Focus International plc (now owned by OpenText Corporation), where he oversaw the Company’s efforts to develop and protect intellectual property. Prior to that, he spent 21 years as in-house counsel at Novell, Inc., which was acquired by Micro Focus in 2014 through The Attachmate Group, where he served in various roles, including at times supervising legal affairs for one or more of Novell’s business units, for its consulting services arm, and for its Latin American and emerging markets businesses. Throughout most of his career, Mr. Adams has been engaged in international business transactions, technology licensing, and M&A transactions. He has lived and worked in Europe, South America, and China. He has taught as an adjunct professor of law at Brigham Young University, and holds a J.D. degree from Boston University, along with a B.S. in Computer Science and Statistics from Brigham Young University. We believe that Mr. Adams is qualified to serve as a member of our management team because of his extensive legal expertise.

Dr. Abigail M. Allen.    Dr. Allen serves as a director of Zeo Energy. Dr. Allen is a tenured associate professor of accounting at the Marriott School of Management at Brigham Young University. Dr. Allen holds a doctorate in business administration from Harvard Business School, as well as undergraduate and master’s degrees in accounting from the University of Southern California. She is a licensed CPA. Prior to BYU, Dr. Allen was a Lecturer in the Accounting and Management Unit at Harvard Business School. Prior to academia, Dr. Allen worked as an external auditor for Deloitte. Dr. Allen’s research focuses on the political economy and economic consequences of accounting standard setting, as well as corporate governance and diversity. Her work has been published in the Journal of Accounting and Economics, the Journal of Accounting Research, Management Science and the Journal of Law Finance and Accounting and has been cited and discussed in Forbes Magazine, Harvard Business Review, Columbia Law School Blue Sky blog, and the Institute for Truth in Accounting.

James P. Benson.    Mr. Benson serves as a director of Zeo Energy. Mr. Benson is a founding partner of Energy Spectrum, where he oversees Energy Spectrum’s efforts in sourcing investments, transaction evaluation, negotiation, executing and financing, monitoring of portfolio companies and the firm’s management and strategy. With approximately 37 years of venture capital and private equity, investment banking, financial advisory and commercial banking experience, Mr. Benson brings extensive relationships and his network across the energy industry to the company. Mr. Benson currently serves as a director on the boards of multiple Energy Spectrum portfolio companies and has been on two public boards in the past. Prior to co-founding Energy Spectrum in 1996, Mr. Benson served for ten years as a Managing Director at R. Reid Investments Inc., where his experience included energy-related private placements of debt and equity, acquisitions and divestitures. Mr. Benson began his career at InterFirst Bank Dallas, where he served for four years and was responsible for various energy financings and financial recapitalizations.

Mr. Benson received his Bachelor of Science degree from the University of Kansas and his Master of Business Administration degree in Finance from Texas Christian University. Due to his extensive investment experience in the energy industry, we believe Mr. Benson is well qualified to serve on our board of directors.

Neil Bush.    Mr. Bush serves as a director of Zeo Energy. Mr. Bush has served on the board of directors of FutureTech II Acquisition Corp. since February 2022. Mr. Bush has been the sole member of Neil Bush Global Advisors, LLC since January 1998. Additionally, Mr. Bush has been on the board of directors for Hong Kong Finance Investment Holding Group since 2012. Mr. Bush has also served as the co-chairman for CIIC since 2006 and as an adviser to CP Group since 2015. Further, Mr. Bush has served as a partner for Asia & America Consultants since March 2016 and the chairman of Singhaiyi since April 2013. Mr. Bush served on the board of Greffex, Inc. since June 2020 and the Points of Light Foundation. Mr. Bush was appointed director of Rebound International, LLC in early 2022. Due to his extensive investment experience in the energy industry, we believe Mr. Bush is well qualified to serve on our board of directors.

Mark M. Jacobs.    Mr. Jacobs serves as a director of Zeo Energy. Mr. Jacobs brings more than 30 years of executive management, operations and investment banking experience across multiple segments within the broader energy industry. Since his retirement, Mr. Jacobs has served as an independent outside consultant serving the energy industry and privately-held entities undertaking a change in control as well as serving as board chair for a number of nonprofit organizations. Mr. Jacobs previously served as CEO, President and Director of Reliant Energy, a publicly-traded, Fortune 500 energy company. During Mr. Jacobs’ tenure, he led the company through a series of crises including the impact of Hurricane Ike and the financial market crisis in 2008. He initiated and negotiated a merger-of-equals with Mirant Corporation to form GenOn Energy in 2010 where he served as President, Chief Operating Officer and a Director of the largest competitive generator in the U.S. Mr. Jacobs was originally recruited to Reliant Energy in 2002 to serve as Chief Financial Officer. In that role, Mr. Jacobs brokered a landmark $6.2B debt restructuring transaction, leading the company away from a potential bankruptcy filing and repositioned the company to compete in the emerging competitive electricity market. Prior to Reliant Energy, Mr. Jacobs served as a Managing Director within the Natural Resources Group and Mergers and Acquisitions Department at Goldman Sachs & Co. where he provided strategic advice for large public and private corporations related to M&A and capital markets. Mr. Jacobs received a B.B.A. from Southern Methodist University and a Master of Management from the J.L. Kellogg Graduate School of Management at Northwestern University. Due to his extensive operational and leadership experience in the energy industry, we believe Mr. Jacobs is well qualified to serve on our board of directors.

Family Relationships

Timothy Bridgewater is the father of Brandon Bridgewater. There are no other family relationships among our directors and executive officers.

Corporate Governance

Composition of the Zeo Energy Board of Directors

Zeo Energy’s business affairs are managed under the direction of its Zeo Energy Board of Directors, which consists of six members. Under the Zeo Energy Bylaws, each director will hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification, or removal. Pursuant to the Zeo Energy Charter, the number of directors on the Zeo Energy Board of Directors will be fixed exclusively by one or more resolutions adopted from time to time by the Zeo Energy Board of Directors. Any vacancies on the Zeo Energy Board of Directors and any newly created directorships resulting from any increase in the number of directors will also be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Director Independence

As a result of Zeo Energy Class A Common Stock being listed on Nasdaq, Zeo Energy is required to comply with the applicable rules of such exchange in determining whether a director is independent. The Zeo Energy Board of Directors has undertaken a review of the independence of the individuals named above and have determined that each of Dr. Abigail M. Allen, Neil Bush, James P. Benson and Mark M. Jacobs qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Zeo Energy Board of Directors

The Zeo Energy Board of Directors directs the management of its business and affairs, as provided by Delaware law, and conducts its business through meetings of the Zeo Energy Board of Directors and standing committees. Zeo Energy has a standing audit committee and compensation committee, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of the Zeo Energy Board of Directors when it deems it necessary or advisable to address specific issues. Current copies of Zeo Energy’s committee charters are posted on its website (investors.zeoenergy.com), as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this prospectus and does not form part of this prospectus.

Audit Committee

Zeo Energy has an audit committee consisting of Dr. Abigail M. Allen, James P. Benson and Mark M. Jacobs, and Dr. Allen serves as the chair of the audit committee. The Zeo Energy Board of Directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act and Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of Zeo Energy’s audit committee is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the Zeo Energy Board of Directors examined each proposed audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Zeo Energy Board of Directors has determined that Dr. Abigail M. Allen qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, the Zeo Energy Board of Directors considered formal education and previous and current experience in financial and accounting roles. Both Zeo Energy’s independent registered public accounting firm and management periodically meet privately with Zeo Energy’s audit committee.

The audit committee’s responsibilities include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing Zeo Energy’s independent registered public accounting firm;

•        discussing with Zeo Energy’s independent registered public accounting firm their independence from management;

•        reviewing with Zeo Energy’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by Zeo Energy’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and Zeo Energy’s independent registered public accounting firm the interim and annual financial statements that Zeo Energy files with the SEC;

•        reviewing and monitoring Zeo Energy’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Zeo Energy has a compensation committee consisting of Neil Bush, James P. Benson and Mark M. Jacobs, and Mr. Bush serves as the chair of the compensation committee. All members are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The Zeo Energy Board of Directors has determined that each proposed member is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•        reviewing and setting or making recommendations to the Zeo Energy Board of Directors regarding the compensation of Zeo Energy’s executive officers;

•        making recommendations to the Zeo Energy Board of Directors regarding the compensation of Zeo Energy’s directors;

•        reviewing and approving or making recommendations to the Zeo Energy Board of Directors regarding Zeo Energy’s incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants.

We believe that the composition and functioning of Zeo Energy’s compensation committee meets the requirements for independence under the current Nasdaq listing standards.

Director Nominations

Zeo Energy does not have a nominating committee. However, Zeo Energy will form a nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Zeo Energy Board of Directors. The Zeo Energy Board of Directors believes that the Zeo Energy independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Dr. Abigail M. Allen, James P. Benson, Neil Bush and Mark M. Jacobs. In accordance with Rule 5605(e)(1)(A) of Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Zeo Energy Board of Directors will also consider director candidates recommended for nomination by its stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Zeo Energy’s stockholders that wish to nominate a director for election should follow the procedures set forth in the Zeo Energy Bylaws.

Zeo Energy has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Zeo Energy Board of Directors will consider educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of its stockholders.

Code of Ethics

Zeo Energy has a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on Zeo Energy’s website (investors.zeoenergy.com).

Compensation Committee Interlocks and Insider Participation

None of Zeo Energy’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Zeo Energy Board of Directors.

Management and Zeo Energy Board of Directors of Zeo Energy After the Mergers

There will be no change to the board of directors of Zeo Energy as a result of the Mergers, and the directors of Zeo Energy as of immediately prior to the Effective Time will continue to serve as the directors of Zeo Energy after completion of the Mergers.

The executive officers of Zeo Energy immediately prior to the Effective Time will continue to serve as the executive officers of Zeo Energy after completion of the Mergers.

SPECIAL MEETING OF heliogen STOCKHOLDERS

Date, Time and Place

The Heliogen Special Meeting will be held on August 8, 2025, at 6:00 a.m. Pacific Time (9 a.m. Eastern Time). You may attend and vote during the Heliogen Special Meeting at www.virtualshareholdermeeting.com/HLGN2025SM. You will need to log in by entering your unique 16-digit control number included on your proxy card accompanying this proxy statement/prospectus. Only one person will be able to log in with that unique 16-digit control number at any time. Once you have properly registered, you may enter the Heliogen Special Meeting. You will be able to listen to the Heliogen Special Meeting live and vote online. You will need the control number found on your proxy card or voting instruction form in order to participate in the Heliogen Special Meeting (including voting your shares of Heliogen Common Stock). Heliogen believes that a virtual meeting provides expanded access, improved communication and cost savings for Heliogen Stockholders.

If you encounter technical difficulties accessing the Heliogen Special Meeting or during the Heliogen Special Meeting, a support line will be available on the login page of the Heliogen Special Meeting website.

Purpose of the Heliogen Special Meeting

At the Heliogen Special Meeting, we will ask Heliogen Stockholders to vote on (1) the Merger Proposal and (2) the Adjournment Proposal.

Attending the Heliogen Special Meeting

The Heliogen Special Meeting will begin at 6:00 a.m. Pacific Time (9 a.m. Eastern Time). We encourage you to access the Heliogen Special Meeting at least a few minutes prior to the start time.

As the Heliogen Special Meeting is virtual, there will be no physical meeting location. You may attend and vote during the Heliogen Special Meeting at www.virtualshareholdermeeting.com/HLGN2025SM. You will need to log in by entering your unique 16-digit control number included on your proxy card or voting instruction form accompanying this proxy statement/prospectus. Only one person will be able to log in with that unique 16-digit control number at any time. Once you have properly registered, you may enter the Heliogen Special Meeting. You will need the control number found on your proxy card or voting instruction form in order to participate in the Heliogen Special Meeting (including voting your shares). If you encounter technical difficulties accessing the Heliogen Special Meeting or during the Heliogen Special Meeting, a support line will be available on the login page of the Heliogen Special Meeting website.

If you hold your shares of Heliogen Common Stock in “street name” and, therefore, are not a stockholder of record of Heliogen, you will need to follow the specific voting instruction card provided to you by your bank, broker or other nominee. If you wish to vote your shares of Heliogen Common Stock virtually at the Heliogen Special Meeting, you must obtain a legal proxy from such bank, broker or other nominee (which indicates that you were the beneficial owner of the shares of Heliogen Common Stock on the Record Date, and that such bank, broker or other nominee is giving you its proxy to vote the shares of Heliogen Common Stock).

Please note, if you do not provide a copy of the legal proxy, you may still attend the Heliogen Special Meeting by showing proof of ownership but you will be unable to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Once online access to the Heliogen Special Meeting is open, Heliogen Stockholders may submit questions pertinent to meeting matters, if any, through the Heliogen Special Meeting website. You will need the control number found on your proxy card or voting instruction form in order to submit questions. Questions pertinent to meeting matters will be answered during the Heliogen Special Meeting, subject to time constraints and any rules of conduct adopted with respect to the Heliogen Special Meeting.

Record Date; Shares Entitled to Vote; Quorum

Only Heliogen Stockholders as of the close of business on the Record Date are entitled to notice of, and to vote at, the Heliogen Special Meeting. A list of Heliogen Stockholders of record entitled to vote at the Heliogen Special Meeting will be available for inspection by Heliogen Stockholders for any purpose germane to the Heliogen Special Meeting at Heliogen’s principal corporate offices located at 130 West Union Street, Pasadena, California 91103,

during ordinary business hours for a period of no less than ten days ending on the day before the date of the Heliogen Special Meeting. You will need the control number included on your proxy card or otherwise provided by your bank, broker or other nominee to access the Heliogen Stockholder list during the Heliogen Special Meeting.

As of the Record Date, there were 6,165,848 shares of Heliogen Common Stock outstanding and entitled to vote at the Heliogen Special Meeting. Each share of Heliogen Common Stock outstanding as of the close of business on the Record Date is entitled to one vote per share on each matter properly submitted for a vote at the Heliogen Special Meeting.

The presence virtually or represented by proxy of the holders of shares of Heliogen Common Stock having a majority of the votes that could be cast by the holders of all outstanding shares of Heliogen Common Stock entitled to vote at the Heliogen Special Meeting shall constitute a quorum.

Vote Required; Abstentions and Broker Non-Votes

Approval of the Merger Proposal requires the Heliogen Stockholder Approval, being the affirmative vote of the holders of a majority in voting power of the outstanding shares of Heliogen Common Stock as of the Record Date. Approval of the Merger Proposal by Heliogen Stockholders is a condition to the Closing under the Merger Agreement.

Approval of the Adjournment Proposal requires the affirmative vote of the majority of the voting power of the shares of Heliogen Common Stock at the Heliogen Special Meeting and entitled to vote on the subject matter.

The failure of any stockholder of record to (1) submit a signed proxy card; (2) grant a proxy over the internet or by telephone; or (3) attend and vote at the Heliogen Special Meeting will have the same effect as a vote “AGAINST” the Merger Proposal, but will have no effect on the outcome of the Adjournment Proposal, except to the extent that such failure affects obtaining a quorum at the Heliogen Special Meeting.

Shares of Heliogen Common Stock held by Heliogen Stockholders attending the Heliogen Special Meeting but abstaining from voting, including by checking the “abstain” box on the proxy card (or taking equivalent action through the internet or by telephone) will be treated as present and entitled to vote on the subject matter, and will have the same effect as a vote: (1) “AGAINST” the Merger Proposal and (2) “AGAINST” the Adjournment Proposal.

If you are a beneficial owner and do not instruct your bank, broker or other nominee how to vote your shares of Heliogen Common Stock, the question of whether your broker or nominee will still be able to vote your shares of Heliogen Common Stock depends on whether the NYSE deems the particular proposal to be a “routine” matter. Pursuant to NYSE rules, which also govern brokers’ use of discretionary authority for NASDAQ-listed companies, brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders. The proposals included in this proxy statement are considered to be “non-routine” matters and, accordingly, your broker or other nominee may not vote your shares of Heliogen Common Stock on such proposals without your instructions. A “broker non-vote” generally occurs when a bank, broker or other nominee holding shares of Heliogen Common Stock on your behalf does not vote on a proposal because the bank, broker or other nominee has not received your voting instructions and lacks discretionary power to vote your shares of Heliogen Common Stock. Broker non-votes will not be counted for purposes of calculating whether a quorum is present at the Heliogen Special Meeting. If there are broker non-votes, each broker non-vote will have the same effect as if the stockholder voted “AGAINST” the Merger Proposal but will have no effect on the outcome of the Adjournment Proposal, except to the extent that such failure affects obtaining a quorum at the Heliogen Special Meeting.

Shares Held by Heliogen’s Directors and Executive Officers

As of the Record Date, Heliogen’s executive officers, directors and certain of their affiliates that hold shares of Heliogen Common Stock, in each case in their capacities as Heliogen Stockholders, beneficially owned and were entitled to vote, in the aggregate, 103,725 shares of Heliogen Common Stock, representing in the aggregate approximately 1.7% of the voting power of the outstanding shares of Heliogen Common Stock as of the Record Date.

As of the date of this proxy statement/prospectus, Heliogen has not been informed that any of our executive officers, directors or such affiliates intend to vote their shares of Heliogen Common Stock other than: (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal.

Voting of Proxies

If your shares of Heliogen Common Stock are registered in your name with Heliogen’s transfer agent, Continental Stock Transfer & Trust Company, you may vote your shares of Heliogen Common Stock by returning a signed proxy card (a prepaid reply envelope is provided for your convenience), or you may vote at the Heliogen Special Meeting using the control number located on the enclosed proxy card. Additionally, you may grant a proxy electronically over the internet or by telephone by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to grant a proxy electronically over the internet or by telephone.

If you attend the Heliogen Special Meeting and wish to vote at the Heliogen Special Meeting, you will need the control number located on the enclosed proxy card. Beneficial owners of shares of Heliogen Common Stock held in “street name” must also provide a “legal proxy” from their bank or broker in order to vote at the Heliogen Special Meeting. You are encouraged to vote by proxy even if you plan to attend the Heliogen Special Meeting. If you attend the Heliogen Special Meeting and vote at the Heliogen Special Meeting, your vote will revoke any previously submitted proxy.

All shares of Heliogen Common Stock represented by properly signed proxies (or proxies granted electronically over the internet or by telephone) will, if received before the Heliogen Special Meeting, be voted at the Heliogen Special Meeting in accordance with the instructions of the Heliogen Stockholder. Properly signed proxies (or proxies granted electronically over the internet or by telephone) that do not contain voting instructions will be voted: (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal.

If your shares of Heliogen Common Stock are held in “street name” through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting instruction form provided by your bank, broker or other nominee. You may also attend the Heliogen Special Meeting by showing proof of ownership and additionally vote at the Heliogen Special Meeting if you have a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting. If available from your bank, broker or other nominee, you may vote over the internet or telephone through your bank, broker or other nominee by following the instructions on the voting instruction form provided by your bank, broker or other nominee. If you do not (1) return your bank’s, broker’s or other nominee’s voting instruction form; (2) vote over the internet or by telephone through your bank, broker or other nominee; or (3) attend the Heliogen Special Meeting and vote at the Heliogen Special Meeting with a “legal proxy” from your bank, broker or other nominee, it will have the same effect as if you voted “AGAINST” the Merger Proposal. It will not, however, have any effect on the outcome of the Adjournment Proposal, except to the extent that such failure affects obtaining a quorum at the Heliogen Special Meeting.

Revocability of Proxies

If you are a Heliogen Stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Heliogen Special Meeting by:

•        signing another proxy card with a later date and returning it to Heliogen prior to the Heliogen Special Meeting;

•        submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy;

•        delivering a written notice of revocation to Heliogen’s Corporate Secretary; or

•        attending the Heliogen Special Meeting and voting at the Heliogen Special Meeting using the control number on the enclosed proxy card.

If you have submitted a proxy, your attendance at the Heliogen Special Meeting, in the absence of voting at the Heliogen Special Meeting or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your shares of Heliogen Common Stock in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Heliogen Special Meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Heliogen Common Stock at the Heliogen Special Meeting.

Any adjournment, postponement or other delay of the Heliogen Special Meeting, including for the purpose of soliciting additional proxies, will allow Heliogen Stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Heliogen Special Meeting as adjourned, postponed or delayed.

Recommendation of the Heliogen Board of Directors

The Heliogen Board of Directors unanimously recommends that Heliogen Stockholders vote:

•        “FOR” the Merger Proposal; and

•        “FOR” the Adjournment Proposal.

For additional information on the recommendation of the Heliogen Board of Directors, see the section entitled “The Merger — Reasons for the Merger — Recommendation of the Heliogen Board of Directors and Reasons for the Mergers.”

Adjournment

In addition to the Merger Proposal, Heliogen Stockholders are also being asked to approve any proposal to adjourn the Heliogen Special Meeting form time to time, to a later date or dates, if determined by the Heliogen Board of Directors or the chairperson of the Heliogen Special Meeting to be necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Heliogen Special Meeting. Under the Heliogen Bylaws, if a quorum is not present, the Heliogen Stockholders entitled to vote at the Heliogen Special Meeting and present virtually or represented by proxy may adjourn the Heliogen Special Meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. In addition, the Heliogen Special Meeting could be postponed before it commences, subject to the terms of the Merger Agreement. If the Heliogen Special Meeting is adjourned or postponed, Heliogen Stockholders who have already submitted their proxies will be able to revoke or change them at any time before they are voted at the Heliogen Special Meeting.

Solicitation of Proxies

The expense of soliciting proxies will be borne by Heliogen. Heliogen has retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support during the solicitation process, for a fee of $12,500, plus reasonable out-of-pocket expenses. Heliogen will indemnify this firm against losses arising out of its provision of these services on Heliogen’s behalf. In addition, Heliogen may reimburse banks, brokers and other nominees representing beneficial owners of shares of Heliogen Common Stock for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by Heliogen’s directors, officers and employees, personally or by telephone, email, fax or over the internet. No additional compensation will be paid for such services. Certain of Zeo Energy’s directors, officers and employees may participate in the solicitation of proxies without additional compensation.

Anticipated Date of Completion of the Mergers

Zeo Energy and Heliogen currently expect to complete the Mergers in the third quarter of 2025. However, the exact timing of completion of the Mergers, if at all, cannot be predicted because the Mergers are subject to the conditions to Closing specified in the Merger Agreement, many of which are outside of their control.

Appraisal Rights

Heliogen Stockholders are not entitled to appraisal rights under Delaware law in connection with the Mergers. See the section entitled “No Appraisal Rights.”

Other Matters

At this time, Heliogen knows of no other matters to be voted on at the Heliogen Special Meeting. If any other matters properly come before the Heliogen Special Meeting and you deliver a proxy to Heliogen, your shares of Heliogen Common Stock will be voted in accordance with the discretion of the appointed proxy holders, with full power of substitution and re-substitution.

Householding of Special Meeting Materials

Under the rules adopted by the SEC, Heliogen may deliver a single set of proxy materials to one address shared by two or more of Heliogen Stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, Heliogen will deliver only one set of proxy materials to multiple Heliogen Stockholders who share an address, unless Heliogen received contrary instructions from the impacted stockholders prior to the mailing date. Heliogen agrees to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any Heliogen Stockholder at the shared address to which a single copy of these documents was delivered. If you prefer to receive separate copies of the proxy statement/prospectus, contact Heliogen, Inc., 130 West Union Street, Pasadena, California 91103, Attn: Heliogen Special Meeting, or at (626) 720-4530.

HELIOGEN PROPOSALS

Merger Proposal

It is a condition to the completion of the Mergers that Heliogen Stockholders approve the Merger Proposal. In the First Merger, each Heliogen Stockholder will receive, for each eligible share of Heliogen Common Stock that is issued and outstanding as of immediately prior to the Effective Time, the Merger Consideration which consists of (i) a number of shares of Zeo Energy Class A Common Stock equal to the Exchange Ratio, without interest, which we refer to as the “Share Merger Consideration”, and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled, which we refer to as the “Fractional Share Consideration”, subject to any required tax withholding, as further described in the sections entitled “The First Merger — Consideration to Heliogen Stockholders” and “The Merger Agreement — Merger Consideration.”

The approval by the Heliogen Stockholders of the Merger Proposal is required by Section 251 of the DGCL and is a condition to the completion of the Mergers.

Approval of the Merger Proposal requires the Heliogen Stockholder Approval, being the affirmative vote of a majority of the outstanding shares of Heliogen Common Stock entitled to vote on the Merger Proposal as of the Record Date. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. Failure to vote on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.

The Heliogen Board of Directors unanimously recommends a vote “FOR” the Merger Proposal.

Adjournment Proposal

The Heliogen Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Merger Proposal.

The Heliogen Stockholders are being asked to authorize the holder of any proxy solicited by the Heliogen Board of Directors to vote in favor of any adjournment of the Heliogen Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Heliogen Special Meeting to approve the Merger Proposal. Heliogen does not intend to call a vote on the Adjournment Proposal if the Merger Proposal has been approved at the Heliogen Special Meeting.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of shares of Heliogen Common Stock having a majority in voting power of the votes cast by the holders of shares of Heliogen Common Stock present or represented by proxy at the Heliogen Special Meeting and voting affirmatively or negatively on the matter. Abstentions and broker non-votes will have no effect on the outcome of the vote. If the Heliogen Special Meeting is adjourned for the purpose of soliciting additional proxies, Heliogen Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

The Adjournment Proposal relates only to an adjournment of the Heliogen Special Meeting for purposes of soliciting additional votes for approval of the Merger Proposal. Heliogen retains full authority to the extent set forth in the Heliogen Bylaws and Delaware law to adjourn the Heliogen Special Meeting for any other purpose, or to postpone the Heliogen Special Meeting before it is convened, without the consent of any Heliogen Stockholder.

The Heliogen Board of Directors unanimously recommends a vote “FOR” the Adjournment Proposal.

THE MERGERS

The rights and obligations of the parties to the Merger Agreement are governed by the specific terms and conditions of the Merger Agreement. This discussion of the Mergers is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Mergers.

Transaction Structure

The Merger Agreement provides that subject to the terms and satisfaction (or, if applicable, waiver) of the conditions set forth therein, at the Effective Time (in accordance with the DGCL), Merger Sub I will be merged with and into Heliogen, whereupon the separate existence of Merger Sub I will cease, with Heliogen continuing as the surviving company of the merger and wholly owned subsidiary of Zeo Energy, which we refer to as the “First Surviving Corporation” and which merger we refer to as the “First Merger.”

Immediately following the Effective Time (in accordance with the DGCL and DLLCA), Heliogen as the First Surviving Corporation will be merged with and into Merger Sub II (which we refer to as the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the First Surviving Corporation will cease, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Zeo Energy. We refer to the time of the Second Merger as the Second Effective Time, and we refer to this surviving wholly owned subsidiary of Zeo Energy, following the Second Merger of Heliogen into Merger Sub II, as the “Surviving Company.”

Consideration to Heliogen Stockholders

At the Effective Time, by virtue of the First Merger, each share of Heliogen Common Stock (other than Cancelled Shares) will be cancelled and automatically converted into the right to receive (i) a number of shares of Zeo Energy Class A Common Stock equal to the Exchange Ratio, without interest, which we refer to as the “Share Merger Consideration”, and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled, which we refer to as the “Fractional Share Consideration”, subject to any required tax withholding.

Zeo Energy will not issue fractional shares of Zeo Energy Class A Common Stock in the First Merger. Instead, each holder of Heliogen Common Stock who otherwise would be entitled to receive fractional shares of Zeo Energy Class A Common Stock (after aggregating all shares of such holder) will be entitled to an amount in cash, without interest, equal to such fraction of a share of Zeo Energy Class A Common Stock to which such holder would otherwise be entitled multiplied by $1.5859 being the Parent Stock Price, rounded to the nearest whole cent.

The “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration divided by (B) the Heliogen Fully-Diluted Shares, which as of June 24, 2025 was equal to 6,605,298, by (ii) $1.5859, which we refer to as the “Parent Stock Price”; and the “Total Merger Consideration” is $10.0 million, less (x) 50% of the Net Cash Collar Floor, or plus (y) 50% of the Net Cash Collar Ceiling. “Net Cash” is the cash and cash equivalents and other current assets of Heliogen and its subsidiaries as of the Closing (as defined in the Merger Agreement), less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses.

The number of share(s) of Zeo Energy Class A Common Stock comprising the Merger Consideration depends on the number of Heliogen Fully-Diluted Shares and the amount of the Heliogen Net Cash as of Closing, as described above. Solely for purposes of illustration, based on the Heliogen Fully-Diluted Shares as of June 24, 2025, the latest practicable date, which consisted of 6,605,298 Heliogen Fully-Diluted Shares, and assuming solely for illustration purposes that the amount of Net Cash at Closing was $16.0 million, then the Exchange Ratio would be approximately 0.9546. The Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio, because this illustration is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash at Closing, each of which are expected to change between the date of this proxy statement/prospectus and the Closing.

Background of the Mergers

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalog every conversation of or among the Zeo Energy Board of Directors, the Heliogen Board of Directors, their respective management teams and representatives or any other parties.

On December 30, 2021, Heliogen, Inc. (formerly known as Edisun Heliostats, Inc.), a Delaware corporation, consummated a business combination with Athena Technology Acquisition Corp., which we refer to as “Athena,” a Delaware corporation that was formed as a special purpose acquisition company, ultimately, becoming a wholly owned subsidiary of Athena which thereafter changed its name to Heliogen, Inc. Heliogen received cash proceeds of approximately $188 million at the closing of the business combination with Athena, which we refer to as the “Athena Business Combination”. However, Heliogen still required significant additional capital in order to execute its business plan and for marketing and development of its modular, AI-enabled, concentrated solar energy plants. Accordingly, since the consummation of the Athena Business Combination, the Heliogen Board of Directors, together with Heliogen’s senior management and outside advisors, has regularly reviewed and assessed Heliogen’s current financial position, future growth prospects and long-term strategic plan, as well as available strategic and financial alternatives, taking into account developments in Heliogen’s business, the clean technology sector in which it operates, and the economy and financial markets generally. As part of this process, members of Heliogen’s management and its outside advisors have, in consultation with the Heliogen Board of Directors, regularly engaged in financing discussions with potential investors as well as business development and strategic transaction discussions with various potential counterparties with the goal of enhancing value for its stockholders.

Following the consummation of the Athena Business Combination, Heliogen promptly sought to invest in scaling its manufacturing to support its commercial operations and in February 2022, it began site preparation and setup at its first full-scale manufacturing facility, located in Long Beach, California, to produce heliostats for Heliogen’s concentrated solar energy projects.

In March 2022, Heliogen signed a significant contract with Woodside Energy (USA) (which we refer to as “Woodside”) for a first-of-a-kind demonstration project for the engineering, procurement and construction of a new 5 MWe concentrated solar energy facility, which we refer to as “Capella.” Other than the Woodside contract, Heliogen has not entered into other significant revenue generating contracts or raised any additional external capital since the consummation of the Athena Business Combination.

At a meeting on March 10, 2022, the Heliogen Board of Directors discussed possible capital raising options to allow Heliogen to extend its cash runway, while directing Heliogen’s management to focus on conserving cash and refining Heliogen’s business plan.

Throughout 2022, Heliogen, with the assistance of outside advisors, continued to explore opportunities to raise capital without success. As a result, as of December 31, 2022, Heliogen had approximately $45.7 million in cash and cash equivalents, down from $190.1 million as of December 31, 2021, and $2.2 million in restricted cash and $97.5 million in investments as of December 31, 2022. In addition, the Woodside contract continued to be Heliogen’s only significant revenue-generating contract.

On February 5, 2023, the Heliogen Board of Directors terminated Bill Gross as its Chief Executive Officer and appointed Ms. Obiaya, Heliogen’s then Chief Financial Officer, to serve as Chief Executive Officer.

On February 16, 2023, Heliogen publicly released a letter from Ms. Obiaya laying out her strategic priorities as Chief Executive Officer, which actions were intended to afford Heliogen with more attractive financing alternatives.

On February 22, 2023, Heliogen entered into a confidentiality agreement with one of Heliogen’s significant stockholders (“Party A”), which did not contain a standstill.

Heliogen continued to explore additional financing options throughout 2023. In order to provide potential financing alternatives for its future operations, Heliogen filed a universal shelf registration statement on Form S-3 (File No. 333-271170) (the “Heliogen Shelf Registration Statement”) on April 6, 2023, which provided for potential aggregate offerings of up to $150.0 million of common stock, preferred stock, debt securities, warrants, rights, units or any combination thereof. The Heliogen Shelf Registration Statement was declared effective by the SEC on July 18, 2023. No sales were ever made under the Heliogen Shelf Registration Statement.

On April 13, 2023, Continuum Renewables, Inc. (“CRI”) sent the Heliogen Board of Directors an unsolicited, non-binding proposal to acquire 100% of the capital stock of Heliogen for cash consideration of $0.40 per share of common stock (the “CRI Proposal”). The CRI Proposal stated that CRI was co-founded by Mr. Gross. The CRI Proposal further stated that CRI’s largest investors were Idealab Studio, LLC, an entity affiliated with Mr. Gross, and Prime Movers Lab, which collectively held, directly or indirectly, approximately 26% of Heliogen’s then-outstanding shares. The CRI Proposal was expressly conditioned on completion of CRI’s due diligence and did not specify how CRI would finance the acquisition. Later that day, CRI issued a press release stating that it had submitted the CRI Proposal to the Heliogen Board of Directors.

On April 14, 2023, Heliogen issued a press release acknowledging receipt of the CRI Proposal and stating that the Heliogen Board of Directors would evaluate the proposal.

On April 17, 2023, in response to the CRI Proposal and in light of CRI being controlled by entities that owned approximately 26% of Heliogen’s outstanding shares of common stock, the Heliogen Board of Directors adopted a limited duration stockholder rights plan (the “Rights Plan”). The Rights Plan was intended to reduce the likelihood that any entity, person or group could gain control of Heliogen through open market accumulation without paying all stockholders an appropriate control premium or without providing the Heliogen Board of Directors sufficient time to make informed judgments, including with respect to the CRI Proposal, and to take actions that would be in the best interests of all Heliogen Stockholders.

On April 24, 2023, the Heliogen Board of Directors held a meeting with members of management and Heliogen’s outside legal counsel, Cooley LLP, which we refer to as “Cooley”, in attendance to consider the CRI Proposal. During the meeting, representatives of Cooley reviewed the fiduciary duties of the directors in this context and a range of potential responses to the CRI Proposal. Following discussion, the Heliogen Board of Directors determined to reject the CRI Proposal and directed management to issue a press release setting forth such rejection and the rationale therefor.

Later on April 2024, 2023, Heliogen issued a press release stating that the Heliogen Board of Directors had rejected the CRI Proposal on the basis that it substantially undervalued Heliogen, would result in an implied equity value for Heliogen common stockholders that was materially below Heliogen’s available liquidity, and was subject to material contingencies, including CRI obtaining financing.

CRI did not submit a revised acquisition proposal or seek to further substantively engage with Heliogen following the issuance of the press release. On August 25, 2023, Heliogen announced a 1-for-35 reverse stock split, which took effect on August 31, 2023.

On September 12, 2023, Heliogen entered into an open market sales agreement with The Benchmark Company, LLC, as sales agent, pursuant to which Heliogen could, from time to time, issue and sell common stock with an aggregate value of up to $40.0 million in an at-the-market offering pursuant to the Heliogen Shelf Registration Statement. No sales were ever made under the sales agreement.

Between August 22, 2023 and September 19, 2023, Heliogen negotiated loan agreements with a prospective lender, pursuant to a non-binding term sheet for up to a $100.0M credit line, on a non-recourse, asset-backed basis. Negotiations ceased when terms could not be agreed upon with the prospective lender.

On November 7, 2023, Heliogen received a notice from the NYSE stating that the NYSE was commencing proceedings to delist Heliogen’s common stock and public warrants from the NYSE because Heliogen had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15.0M. Trading on the NYSE in Heliogen’s common stock and public warrants was immediately suspended. Heliogen applied and was approved to have its common stock and public warrants quoted on the OTCQX, the highest market tier operated by the OTC Markets Group, Inc. From and after this date, Heliogen continued to file periodic reports and other filings to comply with public company SEC regulations and to comply with other NYSE listing requirements, continued to file quarterly financial statements, have independently audited financials, and maintain an independent board of directors with corporate governance rules and oversight committees.

On November 27, 2023, Heliogen extended the term of its confidentiality agreement with Party A, which did not contain a standstill provision, to a two-year term, to expire on February 22, 2025.

As of December 31, 2023, Heliogen had approximately $62.7 million in cash and cash equivalents and $1.5 million in restricted cash. Heliogen also had $12.4 million in investments, down from $97.5 million in investments as of December 31, 2022.

On January 30, 2024, the Heliogen Board of Directors held a meeting during which it discussed with management potential options to extend Heliogen’s cash runway while still preserving Heliogen’s ability to execute on its primary business objectives, including supporting its hybrid power product’s commercialization. Representatives of PEP Advisory LLC, a financial advisor (“PEP Advisory”), were present for a portion of the meeting and presented to the Heliogen Board of Directors potential options for standalone capital-raising. Representatives of PEP Advisory also provided a general overview of a potential strategic review process and various strategic alternatives that could be explored should the Heliogen Board of Directors initiate such a process.

On February 15, 2024, Heliogen granted a limited waiver under the Rights Plan which enabled Nant Capital, LLC and its affiliates to increase their ownership of Heliogen to approximately 24.5% of Heliogen’s outstanding shares of Heliogen Common Stock without triggering the Rights Plan by means of an acquisition of shares from another existing stockholder of Heliogen.

On February 21, 2024, the Heliogen Board of Directors held a meeting to consider Heliogen’s standalone prospects and available alternatives, taking into account Heliogen’s continued inability to raise capital, the challenging state of the financing markets as a whole for similarly situated companies and the lack of near term prospects for Heliogen to generate positive cash flow. Following discussion, the Heliogen Board of Directors authorized the initiation of a strategic review process to consider available strategic alternatives to enhance stockholder value and the engagement of PEP Advisory as Heliogen’s financial advisor on the terms reviewed with the Board at the meeting. Heliogen entered into an engagement letter with PEP Advisory on the same date.

From and after such time, PEP Advisory and Heliogen management began preparing for the strategic review process and met regularly to discuss such process.

On March 12, 2024, the Heliogen Board of Directors held a meeting during which it established an ad hoc committee of members of the Heliogen Board of Directors (the “Transaction Committee”) for the purposes of providing regular oversight and input to management and Heliogen’s outside advisors in connection with the strategic review process. Ms. Kane and Mr. Lazarus, each of whom the Heliogen Board of Directors determined was an independent and disinterested director for purposes of the process, were designated as members of the Transaction Committee, along with Ms. Obiaya. The Transaction Committee was not delegated any final decision-making authority nor the ability to enter into definitive agreements on behalf of Heliogen and was not formed to address any identified conflicts of interest. Representatives of PEP Advisory were also present for a portion of such meeting and presented their preliminary observations on Heliogen’s business and the current state of the market for similarly situated companies.

Following this meeting through the execution of the Merger Agreement, members of the Transaction Committee met from time to time with members of Heliogen management and representatives of PEP Advisory and Cooley to discuss updates and provide direction regarding the strategic review process.

On March 21, 2024, Ms. Obiaya met with Party B’s Chief Executive Officer at a conference during which Party B’s Chief Executive Officer indicated general interest in a potential transaction between Heliogen and Party B.

On March 25, 2024, Heliogen announced in its earnings release for the fiscal year ended December 31, 2023 that it had initiated a comprehensive review process to explore and evaluate strategic alternatives for enhancing value.

On April 16, 2024, the Heliogen Board of Directors extended the Rights Plan through April 17, 2025 in light of, among other factors, the continued dislocation in Heliogen’s stock price and the ongoing strategic review process.

On May 3, 2024, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of PEP Advisory in attendance during which representatives of PEP Advisory presented to the Heliogen Board of Directors (i) PEP Advisory’s initial recommended outreach plans to solicit interest in a potential transaction with Heliogen; (ii) a market overview on recently closed transactions by similarly situated companies in the solar/renewable energy industry with small market capitalizations; and (iii) a list of potential investors and other transaction counterparties, as well as the planned process for outreach to potential investors and transaction counterparties. After discussion, the Board directed management and PEP Advisory to proceed as recommended.

On May 16, 2024, as a result of continuing cash constraints, Heliogen publicly announced a reduction in its workforce by approximately 25%, closure of its manufacturing facility in Long Beach, California, and reduction in third-party costs, as part of a targeted plan to reduce structural costs, operating expenses and preserve cash.

Beginning in mid-May 2024 through September 2024, in consultation with the Transaction Committee, representatives of PEP Advisory contacted approximately 75 potential counterparties, including select existing investors in, and commercial partners of, Heliogen to solicit interest in a potential transaction with Heliogen, including financing transactions, an acquisition or other business combination transactions. Party B, a potential non-U.S. strategic counterparty listed on a U.S. stock exchange, was one of the initial counterparties contacted by PEP Advisory.

On May 30, 2024, PEP Advisory held an initial introductory call with Party B’s financial advisor during which representatives of PEP Advisory and Party B discussed a potential transaction between Heliogen and Party B.

On June 4, 2024, Ms. Obiaya and Party B’s Chief Executive Officer held an initial exploratory call to discuss a potential all-stock business combination with Party B. No specific financial terms were discussed on the call, but during this and subsequent discussions Party B expressed its expectation that its shareholders would hold a majority of the outstanding shares of the combined company.

From this time through July 2, 2024, representatives of Heliogen and Party B senior management and their respective financial advisors had a series of discussions regarding the potential industrial logic of a combination between Heliogen and Party B based on public information regarding each company. During this time, Party B expressed an interest in continuing discussions under exclusivity.

On June 10, 2024, the NYSE filed a Form 25 with the SEC to delist Heliogen’s common stock and public warrants from the NYSE. On June 14, 2024, as a result of the NYSE delisting, Heliogen filed a Post-Effective Amendment terminating the effectiveness of the Heliogen Shelf Registration Statement.

On July 2, 2024, Heliogen Board of Directors held a meeting with management and representatives of Cooley and PEP Advisory in attendance to discuss the status of the strategic review process, during which representatives of PEP Advisory provided an update to the Heliogen Board of Directors on Party B’s initial indication of interest and the potential merits and risks associated with a business combination with Party B, noting that Party B was, at that time, the only strategic party that had expressed interested in a business combination. PEP Advisory noted that the pro forma ownership split contemplated by Party B remained to be determined but that Party B’s expectation is that Heliogen’s stockholders would not own more than 40% or less than 10% of the outstanding shares of the combined company. Cooley reviewed the directors’ fiduciary duties in this context and certain strategic transaction guidelines. After discussion, the Heliogen Board of Directors authorized management and the advisors to continue discussions with Party B without granting exclusivity, with a focus on assessing the industrial logic of the potential combination in the near term and, if the industrial logic were validated, what ownership split may be acceptable to Heliogen. The Heliogen Board of Directors also directed management to contact Party A, to discuss the possibility of Party A acquiring Heliogen in a potential take-private transaction.

Following the meeting, PEP Advisory and Heliogen management conveyed the Heliogen Board of Directors’ feedback to Party B and began negotiating a confidentiality agreement.

On July 11, 2024, Ms. Kane offered to schedule a call with Party B’s chairman to discuss a potential business combination. No call was ultimately scheduled at this time.

On July 18, 2024, Ms. Obiaya had a call with a representative of Party A to discuss the possibility of Party A acquiring Heliogen in a potential take-private transaction. No specific financial terms were discussed on the call.

On August 1, 2024, during a meeting of the Heliogen Board of Directors, management and representatives of PEP Advisory updated the Board on the status of the strategic review process, including that Party B had been less responsive over the course of July, including in negotiating the confidentiality agreement, which had limited Heliogen’s ability to assess the merits of a business combination with Party B. The Heliogen Board of Directors directed management to continue discussions with Party A and Party B while continuing to explore other potential strategic alternatives.

Also on August 1, 2024, Heliogen entered into a confidentiality agreement (which included a standstill provision) with Party B and thereafter shared limited non-public due diligence information with Party B via a virtual data room.

On August 30, 2024, following a request from Party A, representatives of the Heliogen Board of Directors and management held a call with Party A to further discuss a potential take-private transaction. No specific financial terms were discussed on the call.

Between September 12, 2024 and September 19, 2024, members of Heliogen management, together with representatives of PEP Advisory, held two meetings with Party B and its financial advisor, during which time the parties conducted mutual due diligence and discussed their respective business plans, valuation, assessment of potential synergies arising from the potential combination and potential business plans for the combined company.

Between September 2024 and November 2024, representatives of PEP Advisory contacted approximately 50 additional parties to solicit interest in a potential transaction with Heliogen, including Party C, a private equity firm.

On October 3, 2024, following inbound interest regarding a potential strategic transaction, Heliogen entered into a confidentiality agreement (which included a standstill provision) with Party C, and thereafter shared limited non-public due diligence information with Party C via a virtual data room.

On October 7, 2024, the Heliogen Board of Directors held a meeting with management and representatives of PEP Advisory to discuss the strategic review process, including the status of discussions with Party A and Party B, during which it was noted that Party B continued to proceed slowly in its evaluation of a potential business combination transaction with Heliogen.

On October 18, 2024, representatives of Party A called Ms. Obiaya to communicate that Party A did not plan to pursue a take-private transaction of Heliogen at that time.

On November 7, 2024, members of Heliogen management, representatives of Party B, and representatives of Party H, a strategic party in Heliogen’s industry, held a call to discuss Party H’s potential interest in investing in a combined Heliogen-Party B entity post-merger.

On November 13, 2024, Heliogen entered into a confidentiality agreement with Party E, a potential strategic counterparty, which did not contain a standstill provision, and thereafter shared limited non-public due diligence information with Party E via a virtual data room.

On November 14, 2024, Heliogen entered into a confidentiality agreement (which did not contain a standstill provision) with Party D, a potential strategic counterparty, and thereafter shared limited non-public due diligence information with Party D via a virtual data room.

Also on November 14, 2024, representatives of Party E communicated to representatives of PEP Advisory that Party E would not continue discussions regarding a potential strategic transaction with Heliogen.

On November 19, 2024, members of Heliogen management held separate calls with representatives from two prospective liquidation advisors, including Berkley Research Group, LLC (“BRG”).

On November 19, 2024, representatives of Party D had a due diligence call with members of Heliogen management.

On November 24, 2024, Ms. Kane held a call with the chairman of Party B. The chairman of Party B conveyed that participation from Party H in a combination of Heliogen and Party B would help solidify Party B’s interest in pursuing a business combination transaction with Heliogen but that without Party H’s participation, Party B’s interest in pursuing a potential business combination transaction with Heliogen was significantly reduced and would necessarily occur on a more delayed timeline given the need for Party B to develop a financing plan for the combined company.

On November 29, 2024, Heliogen received a non-binding acquisition proposal from Party D to acquire all the issued and outstanding stock of Heliogen. Party D’s initial proposal consisted of (i) upfront cash consideration of $1.586 per share of Heliogen Common Stock, which reflected an aggregate implied equity value of $10.5 million; plus (ii) a contingent value right (a “CVR”) which would represent the right of the Heliogen Stockholders to receive a contingent cash payment from Party D equal to (A) 50% of all net proceeds from the monetization of Heliogen’s real estate leasehold and intellectual property, plus (B) 25% of Heliogen’s net profits, in each case, for three years post-closing. The proposal indicated that Party D would require third party financing to finance its proposal. The proposal was promptly made available to the Heliogen Board of Directors.

On November 29, 2024, Heliogen signed an engagement letter with BRG to provide financial advisory and consulting services to support the Heliogen Board of Directors and management team in a liquidity analysis, provide market value assessment of assets and assess the probability weighted recovery of bankruptcy and other non-bankruptcy options.

On December 3, 2024, the Heliogen Board of Directors held a meeting with members of management and representatives of Cooley and PEP Advisory in attendance to discuss the initial proposal received from Party D. PEP Advisory reviewed the status of the strategic review process, including that Party B and Party D were the only potential counterparties that had expressed interest in respect of business combination transactions and that no viable financing transactions had been identified. PEP Advisory also reviewed the terms of Party D’s proposal and Party D’s transaction history. Representatives of Cooley reviewed the directors’ fiduciary duties in this context and provided additional perspectives regarding the terms of Party D’s proposal, including noting the absence of any contractual obligation for Party D to seek to generate payouts under the CVRs and the potential ability of Party D to distribute out the remaining cash in the business post-closing to realize an immediate return (given the excess of Heliogen’s cash balance over the upfront purchase price) without triggering any CVR payment under the current structure. The Heliogen Board of Directors discussed with management and the advisors the merits of the Party D proposal relative to Heliogen’s standalone prospects, a potential liquidation scenario and the potential business combination with Party B, taking into account that Party B had failed to meaningfully engage recently or submit a revised indication of interest. Following this discussion, the Heliogen Board of Directors determined that Party D’s proposal undervalued Heliogen but warranted further engagement with Party D in order to seek an increase in the upfront consideration as well as the expected value of the CVR consideration. The Heliogen Board of Directors directed management and the advisors to respond to Party D accordingly and to also work with BRG to present a liquidation analysis to the Heliogen Board of Directors to further inform the value of that potential alternative.

On December 5, 2024, following consultation with the Transaction Committee, Ms. Obiaya sent Party D a letter providing the Heliogen Board of Directors’ feedback regarding Party D’s initial proposal, which (i) stated the upfront cash consideration should be higher given Heliogen’s current liquidity and expected liquidity at closing of a transaction, (ii) requested more information regarding Party D’s financing plan and (iii) stated that the Board had authorized further engagement with Party D to understand its proposal, including the CVRs, and provide Party D with additional due diligence information.

On December 6, 2024, the Chief Executive Officer of Party F, a private company in Heliogen’s industry, reached out to Ms. Obiaya to express interest in a potential business combination with Heliogen. On January 10, 2025, members of Heliogen management held a call with representatives of Party F to discuss potential transaction structures and related process matters. Heliogen executed a confidentiality agreement (which did not contain a standstill) with Party F on January 13, 2025. However, Party F failed to meaningfully engage in the due diligence process, and no offer was received from Party F.

On December 9, 2024, representatives of Heliogen management, PEP Advisory and Party D held a call to discuss Party D’s initial proposal. Representatives of Heliogen management agreed to provide further feedback to Party D after discussing Party D’s initial proposal with the Heliogen Board of Directors at the scheduled December 13, 2024 board meeting.

On December 13, 2024, the Heliogen Board of Directors held a meeting with members of management and representatives of Cooley and BRG in attendance during which BRG presented and reviewed with the Heliogen Board of Directors a preliminary liquidation analysis for Heliogen. BRG’s preliminary liquidation analysis suggested that, unless Party D’s initial proposal was improved, a near-term liquidation (i.e., liquidation as of February 1, 2025) of Heliogen through a Chapter 11 process would result in a greater risk adjusted value recovery for Heliogen Stockholders compared to Party D’s initial proposal. The Heliogen Board of Directors discussed BRG’s analysis, including the underlying assumptions, and agreed that management should continue to seek an improvement in Party D’s initial proposal while preserving optionality to pursue liquidation if acquisition discussions with Party D and other counterparties failed to yield a proposal with superior value to a liquidation. The Heliogen Board of Directors further directed management to continue to work with BRG to refine its liquidation analysis.

Between December 13, 2024 and December 19, 2024, members of Heliogen management held a number of discussions with representatives of Party D during which the Heliogen representatives (i) reiterated that Party D’s initial proposal was insufficient and that Party D would need to increase the upfront cash consideration and improve the CVR value in order for the Heliogen Board of Directors to consider transacting with Party D, and (ii) provided input to Party D on potential means to improve the expected value of the CVRs. No specific price guidance was provided to Party D.

On December 19, 2024, Party D delivered a revised non-binding acquisition proposal, which it characterized as its final offer, to Heliogen. The revised proposal retained the same upfront cash consideration as Party D’s initial proposal but (i) extended the CVR term from three to six years, (ii) increased the CVR entitlement to post-closing net profits from 25% to 50%, and (iii) reduced the CVR entitlement to net proceeds with respect to the monetization of certain Heliogen assets from 50% to 0%. The revised proposal did not include any obligation for Party D to attempt to generate payouts under the CVRs. The revised proposal expired at 5:00 PM Eastern Time on December 26, 2024. The revised proposal was promptly made available to the Heliogen Board of Directors.

On December 21, 2024, the Heliogen Board of Directors held a meeting with members of management and representatives of Cooley and PEP Advisory in attendance to discuss the revised Party D proposal. The Heliogen Board of Directors agreed that the revised proposal continued to undervalue Heliogen and discussed potential means to improve the value of Party D’s proposal, taking into account Party D’s characterization of its proposal as “final” and the associated risk that Party D would terminate discussions if Heliogen made a counterproposal substantially in excess of the current proposal. The Heliogen Board of Directors also discussed its view that there was substantial potential value inherent in Heliogen’s business if it had the proper financing and that accordingly Heliogen Stockholders may benefit from a transaction structured in a manner that would provide contingent payments post-closing so long as the counterparty had an obligation to actually pursue a going-concern business rather than being permitted to liquidate the business immediately to distribute its cash. After discussion, the Heliogen Board of Directors agreed that it would not seek an increase in the upfront cash consideration but rather explore means to increase the value of the CVRs, including by arranging a call between members of the Transaction Committee and Party D so they could express the Heliogen Board of Directors’ concerns regarding the CVR value directly. The Heliogen Board of Directors also directed management to contact Party A to assess Party A’s level of support for the proposed transaction with Party D given that the Heliogen Board of Directors likely would not approve any transaction that required stockholder approval without obtaining a voting support agreement from Party A prior to the execution of definitive agreements.

On December 24, 2024, members of the Transaction Committee held a call with representatives of Party D, during which they stated that the Heliogen Board of Directors would accept Party D’s proposal with respect to the upfront cash consideration so long as Party D improved the terms of the CVRs in order to provide greater risk adjusted value for Heliogen Stockholders, including by (i) eliminating the items that were carved out from the CVR payout related to asset sale proceeds and (ii) including an obligation for Party D to use a contractually defined level of efforts to maximize the potential payouts under the CVRs for a defined period post-closing, including by operating Heliogen’s business as a going concern rather than pursuing a post-closing liquidation.

On December 26, 2024, Ms. Obiaya received an unsolicited outreach from the Chief Executive Officer of Party G, a privately held strategic counterparty in a complementary line of business. Later that day, Heliogen entered into a confidentiality agreement (which did not contain a standstill provision) with Party G.

On December 27, 2024, Ms. Obiaya held a call with a representative of Party A during which she shared the high level terms of the current Party D proposal with Party A and solicited Party A’s input.

Later that day, senior representatives of Party A held a follow-up call with Heliogen management during which they expressed Party A’s interest in making an all-cash proposal to acquire the outstanding shares of Heliogen not currently held by Party A at an implied equity valuation for Heliogen substantially in excess of the current upfront consideration being offered by Party D. Party A indicated it would deliver a written letter of intent to Heliogen setting forth its acquisition proposal by December 30, 2024.

On December 27, 2024, following consultation with the Transaction Committee, members of Heliogen management sent Party D proposed revisions to the CVR terms of Party D’s proposal in accordance with the terms outlined by the Transaction Committee on December 24. Later that day, Party D sent a revised proposal to acquire Heliogen setting forth multiple potential transaction structures: (i) one structure provided for $10.5 million in upfront cash consideration, plus CVRs entitling Heliogen Stockholders to 75% of the net proceeds from the monetization of a specified subset of Heliogen’s assets, together with an obligation for Party D to use commercially reasonable efforts to monetize such assets for a two year period; (ii) a second structure provided for upfront cash consideration of less than $10.5 million which would purport to allow Heliogen to retain Heliogen’s intellectual property assets post-closing; and (iii) a third structure provided for $10.5 million in upfront cash consideration, plus a CVR covering certain post-closing net income from operations of Heliogen and certain post-closing dispositions of assets for a six year period post-closing and included a limited contractual obligation for Party D to monetize the assets subject to the CVRs.

On December 28, 2024, the Heliogen Board of Directors held a meeting with members of management and representatives of Cooley, PEP Advisory and BRG in attendance to discuss the status of the strategic process. Members of Heliogen management provided an update regarding interest in a take-private transaction received from Party A and ongoing negotiations with Party D. The Heliogen Board of Directors directed Heliogen’s management to work with the Transaction Committee to continue engagement with Party A, Party D and other potentially interested counterparties while continuing to explore the process and cost of liquidating Heliogen in order to preserve liquidation as an alternative. Also during the meeting, BRG updated the Heliogen Board of Directors on the status of the preliminary liquidation analysis.

On December 30, 2024, a senior representative of Party A called Ms. Obiaya to communicate that Party A would not be submitting a proposal to acquire Heliogen but would potentially be open to executing a voting support agreement in support of other strategic transactions recommended by the Heliogen Board of Directors.

On December 30, 2024, following consultation with Heliogen management and at the direction of the Transaction Committee, Ms. Obiaya delivered a counterproposal to Party D rejecting the first and second proposed transaction structures set forth in the December 27th Party D proposal and revising the proposed third transaction structure to, among other things, (i) provide that Heliogen Stockholders would be entitled to receive 50% of all post-closing distributions of cash to the extent made from Heliogen’s pre-closing cash balance and (ii) require Party D to operate Heliogen as a going-concern for at least 6-months post-closing.

On December 31, 2024, Party D delivered a revised proposal to Heliogen, which was promptly made available to the Heliogen Board of Directors. The revised proposal from Party D included the following terms: (i) a reduction in the upfront cash consideration from $10.5 million to $6.0 million; (ii) a CVR for 50% of any cash distributions made by the legacy Heliogen business to Party D during the first six years following the closing in excess of a threshold amount equal to $6.0 million plus an 8% annual preferred return plus an annual management fee, plus the cost of certain Party D personnel deployed to operate the business, and (iii) an aggregate cap of $15.0 million on potential proceeds to be received through the CVRs.

As of December 31, 2024, Heliogen had approximately $36.9 million in cash and cash equivalents, down from $62.7 million as of December 31, 2023. In addition, Heliogen had restricted cash of $1.5 million and no investments as of December 31, 2024, down from $12.5 million in investments as of December 31, 2023.

On January 2, 2025, Party G delivered to Heliogen a term sheet containing a preliminary proposal for a reverse merger business combination. The term sheet failed to include any specific details regarding how and on what terms Party G planned to raise financing in connection with the consummation of the reverse merger, which would be require for the combined company to successfully operate.

Between January 2, 2025 and January 17, 2025, representatives of Heliogen and Party G held several calls to discuss a potential business combination.

On January 6, 2025, the Heliogen Board of Directors held a meeting with members of management and representatives of Cooley, PEP Advisory and BRG in attendance to discuss the strategic review process, during which members of Heliogen management provided an update to the Heliogen Board of Directors on the initial draft term sheet received from Party G, including management’s recommendation that the initial proposal was insufficient but worth further exploratory discussions, and that further due diligence would be required by Heliogen to assess Party G’s prospects and potential synergies with Heliogen. The Heliogen Board of Directors also noted that a reverse merger transaction with Party G would result in closing a transaction on a later timeline than initially expected, which was likely to place further pressure on Heliogen’s anticipated cash runway.

Members of Heliogen management also provided an update to the Heliogen Board of Directors on the revised proposal from Party D and reviewed analyses from representatives of BRG and PEP Advisory to assist in evaluating the revised proposal from Party D relative to a liquidation scenario. During this discussion, the Heliogen Board of Directors noted that despite the reduction in the upfront cash consideration, the December 31 Party D proposal may have greater value to Heliogen Stockholders given the new CVR structure which would allow Heliogen Stockholders to share in post-closing cash distributions from Heliogen’s existing balance sheet cash and not only cash raised through operations or asset dispositions, particularly if the $15.0 million aggregate cap were removed. The Heliogen Board of Directors discussed the various potential alternatives available and the merits and risks associated with each, then determined to continue pursuing negotiations with Party D and Party G and provided management input on potential means to improve Party D’s current proposal.

On January 13, 2025, Ms. Obiaya, Phelps Morris, Heliogen’s Chief Financial Officer, members of the Transaction Committee and representatives of Party D held a call to negotiate the terms of Party D’s revised proposal.

On January 15, 2025, Party D delivered a revised proposal to Heliogen, which (i) included an increase in the upfront cash consideration from $6.0 million to $7.0 million and (ii) modified the CVRs to remove the $15.0 million payout cap, with Heliogen Stockholders receiving 30.0% of all cash distributions from the legacy Heliogen business to Party D during the first six years following the closing in excess of a threshold amount equal to $7.0 million plus an 8% annual preferred return. In addition, Party D’s revised proposal added a closing condition for Heliogen to have minimum cash at closing of at least $28.5 million and to provide a release of Party D from all contractual liabilities of Heliogen with respect to the Capella project.

On January 17, 2025 the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of Cooley, PEP Advisory and BRG in attendance. Representatives of PEP Advisory presented its analysis of the business combination opportunity with Party G, noting that despite the complementary solar strategy and the accompanying synergies between Heliogen and Party G, a potential transaction with Party G presented significant challenges with respect to funding, timing and public-company readiness.

At the same meeting, representatives of PEP Advisory and BRG reviewed the revised proposal from Party D, including PEP Advisory’s analysis of the proposal and BRG’s updated preliminary liquidation analysis for Heliogen. After discussion, the Heliogen Board of Directors determined that the economic terms of the transaction with Party D provided superior risk adjusted value to Heliogen Stockholders than a liquidation or Chapter 11 filing, subject to further negotiation of the legal terms of the transaction with Party D. The Heliogen Board of Directors authorized and directed members of Heliogen management to (i) inform Party D that the Heliogen Board of Directors was prepared to proceed to the negotiation of definitive agreements on the basis of its January 15th proposal and (ii) continue seeking to improve the value and certainty of the transaction with Party D.

Later on January 17, 2025, Ms. Obiaya contacted representatives of Party D to communicate the Heliogen Board of Directors’ support of continuing discussions with respect to, and progression of, a proposed business combination between Heliogen and Party D, on a non-exclusive basis, and for parties to begin negotiating the definitive transaction agreements.

On January 18, 2025, members of Heliogen and Party D management and representatives of PEP Advisory and Cooley had a call to discuss next steps on the potential transaction between Party D and Heliogen, including potential transaction structure and documentation.

On January 19, 2025, Ms. Obiaya had a call with a representative of Party D to discuss key open points from Party D’s proposal.

On January 20, 2025, the Chief Executive Officer of Party B contacted Ms. Obiaya to inform her that Party B was still interested in pursuing a potential business combination transaction with Heliogen.

On January 23, 2025, Heliogen announced that due to cost escalations, Heliogen and Woodside terminated the Capella project.

On January 24, 2025, representatives of Heliogen management and Party D discussed the proposed minimum cash closing condition of $28.5 million and other key open points from Party D’s proposal.

On January 24, 2025, representatives of PEP Advisory and representatives of Party B’s financial advisor held a call to discuss the timeline to progress due diligence and negotiate key economic terms for a potential transaction between Heliogen and Party B.

On January 26, 2025, representatives of PEP Advisory updated the Transaction Committee on the status of negotiations with Party D and discussed potential pro forma ownership splits in a proposed business combination between Heliogen and Party B.

On January 27, 2025, Ms. Kane held a call with the Chairman of Party B, who stated that Party H had not made any commitment to support the proposed business combination between Heliogen and Party B. Ms. Kane encouraged Party B to submit an acquisition proposal soon, given the ongoing discussions with other potential counterparties, which were in relatively advanced stages.

On January 27, 2025, representatives of Heliogen’s management held a diligence call with Party D.

On January 28, 2025, representatives of Heliogen’s management held a call with Party D to discuss potential revisions to the minimum cash closing condition and to discuss post-closing operational matters.

On January 29, 2025, representatives of Heliogen’s management and PEP Advisory held a due diligence call with representatives of Party B and its financial advisor.

On January 29, 2025, Party D’s legal counsel delivered an initial draft merger agreement to Cooley, which contemplated among other matters that the upfront cash consideration for the transaction would be funded out of Heliogen’s balance sheet cash rather than new equity capital and included a minimum cash closing condition.

On February 2, 2025, Party D’s legal counsel delivered an initial draft CVR agreement to Cooley, which contemplated among other matters that CVR payments to Heliogen Stockholders would be reduced by an uncapped amount of potential fees and expenses payable to Party D.

On February 4, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of Cooley and PEP Advisory in attendance to discuss the status of the strategic process. Due to continued concerns about funding, timing and public-company readiness challenges with respect to a possible transaction with Party G, the Heliogen Board of Directors concluded that a proposed business combination with Party G was not a viable prospect. At the same meeting, representatives of PEP Advisory discussed the key commercial issues in the draft merger agreement and CVR agreement provided by Party D and PEP Advisory’s analysis of the economic terms of the current Party D transaction. The Heliogen Board of Directors discussed their view that the structure of the CVRs failed to afford Heliogen Stockholders sufficient risk adjusted value, particularly taking into account the reduction in the upfront cash consideration to $7.0 million and Party D’s proposal to fund the cash consideration out of Heliogen’s balance sheet cash. Following discussion, the Heliogen Board of Directors authorized and directed Heliogen management, Cooley and PEP Advisory to continue negotiating with Party D in an effort to improve the risk adjusted value of the CVRs and improve deal certainty, including the level of the closing minimum cash condition.

On February 4, 2025 and February 5, 2025, representatives of Heliogen management, Party D, Cooley and outside counsel to Party D met virtually to negotiate the merger agreement and CVR agreement, but were unable to come to agreement regarding, among other matters, the minimum cash closing condition, protections for Heliogen Stockholders with respect to potential permitted reductions in the value of CVR payouts and the extent to which Party D would fund the upfront cash consideration for the transaction out of new equity capital.

On February 5, 2025, Party B delivered a letter of intent to Heliogen providing for an all stock business combination which would result in former Heliogen Stockholders owning 20% of the fully diluted equity of the combined company.

On February 6, 2025, at Heliogen’s request, Party B shared limited non-public due diligence information with Heliogen including relating to financing maters.

On February 10, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of Cooley, PEP Advisory and BRG in attendance. Representatives of BRG presented an updated liquidation analysis to the Heliogen Board of Directors. Representatives of PEP Advisory presented a comprehensive overview comparing a Chapter 11 liquidation, the latest proposals from Party D following the negotiations on February 4th and 5th and the letter of intent from Party B. After discussion, the Heliogen Board of Directors decided to progress negotiations with Party B and to cease discussions with Party D, on the basis that the proposal from Party D only offers limited upfront cash consideration and the terms of the CVR did not deliver adequate risk adjusted value as currently structured despite Heliogen’s concerted effort over the past months to find a mutually agreeable solution with Party D.

Later on February 10, 2025, Ms. Obiaya informed a representative of Party D that Heliogen would not be continuing discussions with Party D.

On February 11, 2025, representatives of PEP Advisory delivered a revised term sheet to Party B and thereafter, representatives of Heliogen management and Party B held calls to discuss the term sheet, among other things, (i) the pro forma ownership split of the combined company, (ii) the condition for Heliogen’s minimum cash balance at closing, (iii) the number of Heliogen appointed directors to the combined company board, and (iv) entering into mutual exclusivity, as well as certain due diligence matters.

On February 26, 2025, representatives of Piper Sandler, financial advisor to Zeo Energy, contacted representatives of Heliogen’s management on an unsolicited basis to express Zeo Energy’s interest in exploring a potential acquisition of Heliogen.

On February 27, 2025, Heliogen entered into a confidentiality agreement with Zeo Energy and thereafter shared limited non-public due diligence information with Zeo Energy. The confidentiality agreement did not include a standstill provision.

On March 4, 2025, representatives of Heliogen management, Zeo Energy, PEP Advisory and Piper Sandler attended an in-person meeting in Houston, to discuss, among other matters, mutual high priority due diligence topics.

On March 5, 2025, Heliogen received (i) an updated term sheet from Party B, which was substantially similar to the prior term sheet submitted by Party B and did not respond to Heliogen’s proposals regarding the proposed pro forma ownership split or number of directors on the combined company board that would be designated by Heliogen; and (ii) a non-binding cash proposal from Party C to acquire Heliogen for approximately $12.0 million in upfront cash consideration, subject to purchase price adjustments for debt, net working capital and transaction expenses, a 60-day period for due diligence, and a 120-day exclusivity period; and

At a March 6, 2025 meeting of the Heliogen Board of Directors, members of Heliogen management provided an update on the revised term sheet from Party B, highlighting significant concerns that remained unaddressed by the revised term sheet, including with the proposed equity split ratio and valuation assumptions, and number of Heliogen-appointed directors to the Combined Company; (ii) the non-binding cash offer from Party C; and (iii) the non-binding letter of intent from Zeo Energy providing for an all-stock acquisition of Heliogen at an implied aggregate Heliogen equity value of $9.5 million, with the exchange ratio to be based on the 10-day volume weighted average price (“VWAP”) of the price per share of Zeo Energy’s Zeo Energy Class A Common Stock ending on the date prior to the signing of the definitive agreement, which (as of March 4, 2025) reflected an implied price per share of the Heliogen Common Stock of $1.43, and resulting in an Heliogen’s former stockholders holding approximately 10% of the outstanding equity interests in the Combined Company.

On March 6, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of Cooley and PEP Advisory in attendance, during which members of Heliogen management reviewed the terms of the proposals from each of Party B, Party C and Zeo Energy and the potential merits and risks of each of the proposed transactions. Members of Heliogen management also updated the Heliogen Board of Directors that Party D followed up to ask whether Heliogen would reconsider its previous offer. After discussion, the Heliogen Board of Directors directed Heliogen’s management and PEP Advisory to instruct each of the interested potential counterparties to submit their best and final offers by a near term date to be determined by management in consultation with its advisors, while continuing to progress the Chapter 11 liquidation analysis and related process. The Heliogen Board of Directors also authorized management to provide each of the potential counterparties with additional feedback on their proposals prior to the final bid deadline as well as additional due diligence access if requested.

Following such time, consistent with the instructions of the Heliogen Board of Directors, Heliogen’s management continued to advance the process in preparation for a potential Chapter 11 filing, including exploring the engagement of a claims agent.

On March 7, 2025, PEP Advisory sent a process letter to Zeo Energy, Party B, Party C and Party D, establishing a final bid deadline of March 17, 2025 and specifying the information that should be included in each final bid.

On March 10, 2025, representatives of Heliogen management, joined by Ms. Kane via telephone, attended an in-person meeting with representatives of Party B to ask clarifying questions to Party B about its proposal and to communicate that the Heliogen Board of Directors was still in the process of analyzing multiple bids.

Between March 10 and March 17, 2025, representatives of Heliogen’s management held multiple discussions with representatives of Zeo Energy and shared non-public due diligence information with Zeo Energy.

On March 17, 2025, PEP Advisory received bids from Zeo Energy, Party B and Party D. Party C delivered its bid to PEP Advisory early on March 18, 2025. The bids were conveyed to the Heliogen Board of Directors for review in a meeting scheduled on March 18, 2025, and had the following differences from prior proposals:

•        Party D’s proposal stated that Party D would not be allowed to fund any portion of the purchase price with Heliogen’s cash at closing and included as a closing condition that Heliogen must have net cash of no less than $20.85 million;

•        Party C’s proposal increased the cash consideration to approximately $13.0 million and was otherwise consistent with its prior proposal, including by retaining certain purchase price reductions or adjustments for debt, net working capital and transaction expenses that are not customary for public company acquisitions which could significantly reduce the upfront cash consideration;

•        Party B’s proposal provided for a 25% pro forma ownership split for former Heliogen Stockholders and included as a closing condition that Heliogen must have net cash of no less than $17.0 million, and was otherwise consistent with its prior proposal, although based on declines in Party B’s trading price and market capitalization, the proposed value of the share consideration to Heliogen stockholders was less than the upfront consideration from the other proposals; and the transaction also required the approval of Party B’s shareholders; and

•        Zeo Energy’s proposal provided for an all-stock acquisition of Heliogen at an implied aggregate Heliogen equity value of $10.0 million. The proposal assumed that Heliogen’s net cash at closing would be $18.0 million, plus or minus $1.8 million, and included a purchase price adjustment where (i) the purchase price would be increased if net cash at closing was greater than $19.8 million, by 50% of the amount in excess, or (ii) the purchase price would be decreased if net cash at closing was less than $16.2 million, by 50% of such reduced amount. The $10.0 million equity value reflected an implied price per share of Heliogen Common Stock of $1.51 and was otherwise consistent with Zeo Energy’s prior proposal.

On March 18, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of PEP Advisory and Cooley in attendance. The representatives of PEP Advisory provided a detailed overview of the strategic review process to date and a comparison of the most recent proposals from Party B, Party C, Party D and Zeo Energy and the expected value of a potential Chapter 11 filing by Heliogen, including preliminary financial analysis of the foregoing. The Heliogen Board of Directors engaged in a fulsome discussion with respect to each of the proposals, focused on the risk adjusted value and the expected speed and certainty of closing each transaction. In particular, the Heliogen Board of Directors discussed that:

•        although Party D conducted significant diligence to date, Party D’s proposal had upfront cash consideration of $7.0 million, coupled with the uncertain value of the CVR structure due to the conditions that needed to be satisfied before any cash distribution would be made under the CVRs and the minimum cash closing condition of no less than $20.85 million, reduced the attractiveness of the Party D proposal from the perspective of enhancing shareholder value;

•        although Party C offered approximately $13.0 million in potential upfront cash consideration, Party C’s offer was subject to atypical purchase price adjustments that could significantly reduce the cash consideration and risk adjusted value of Party C’s proposal given the purchases price adjustments included in its proposal; in addition Party C’s proposal presented concerns regarding speed and certainty of transaction execution given that Party C had not committed significant resources to date on due diligence and was not experienced on public company transactions of this type;

•        Party B’s all-stock offer would result in holders of Heliogen Common Stock owning only 25% of the combined company, which represented inadequate value based on Party B’s current market capitalization. Additionally, the Heliogen Board of Directors noted that Party B had failed to actively prioritize discussions with Heliogen since the parties first began engaging in mid-2024, and that its proposal included a condition to closing that Heliogen had a minimum of $17.0 million in cash and required a Party B shareholder vote, suggesting less certainty and speed of deal execution; and

•        Zeo Energy’s proposal appeared highly attractive given that (i) Zeo Energy had increased the implied aggregate transaction equity value from $9.5 million to $10.0 million, (ii) Zeo Energy’s proposal had potentially significant upside potential given the all stock consideration and expected synergies between the two businesses, (iii) the Heliogen Board of Directors had a positive assessment of the speed and certainty of closing a potential transaction with Zeo Energy and (iv) Zeo Energy had a positive track record of performance compared to peer companies during a challenging time in the solar energy sector.

Following discussion, the Heliogen Board of Directors concluded that the Zeo Energy proposal was the preferred proposal given that it provided greater risk adjusted value than any of the other proposals or the liquidation alternative. The Heliogen Board of Directors authorized and directed members of Heliogen management and representatives of PEP Advisory to prioritize the Zeo Energy proposal, including by agreeing to a limited exclusivity period to the extent necessary to incentivize Zeo Energy to continue discussions, and clarify with Zeo Energy details with respect to the proposed purchase price adjustment and the calculation of the net cash at closing in Zeo Energy’s proposal.

On March 19, 2025, representatives of Zeo Energy delivered to Heliogen a revised proposal clarifying the purchase price adjustment and calculation of the net cash closing condition.

Between March 19, 2025 and March 21, 2025, members of Heliogen management, in consultation with the Transaction Committee, and representatives of Zeo Energy continued to negotiate the terms of Zeo Energy’s proposal.

From March 25, 2025 to March 26, 2025, members of Heliogen management and representatives of Zeo Energy met at Heliogen’s offices in Houston to negotiate the terms Zeo Energy’s proposal and agreed to the terms of an exclusivity agreement.

On March 27, 2025, Heliogen filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and reported that based on its current forecast of operating results and cash flows, Heliogen may not have sufficient resources to fund its cash obligations for the next 12 months after March 27, 2025 and there was substantial doubt about Heliogen’s ability to continue as a going concern. Heliogen disclosed that it had taken several actions to address these concerns by aligning Heliogen’s operating structure for commercialization with a technology-centric business model and reducing costs, including closing its manufacturing facility, halting construction of the Texas Steam Plant, closing its research and development facility, concluding the Capella project with Woodside and implementing workforce reductions.

On March 28, 2025, Heliogen executed a letter of intent with Zeo Energy that included a 14-calendar day exclusivity period, which would be automatically extended for a further 14 calendar days if the parties continued to work in good faith to advance negotiations with respect to a potential transaction.

From that time through the execution and delivery of the Merger Agreement, Zeo Energy and Heliogen each continued to conduct additional due diligence with respect to the other party, and members of Heliogen management and representatives of Zeo Energy and their respective financial advisors participated in several calls and meetings related to such due diligence process.

On April 10, 2025, representatives of Ellenoff Grossman & Schole LLP (“EGS”), outside counsel to Zeo Energy, delivered a draft Merger Agreement to Cooley. Thereafter the parties continued to exchange drafts of the merger agreement and the ancillary transaction agreements through their respective legal advisors, and the parties and their respective legal and financial advisors negotiated the open issues in these agreements, including the calculation of the exchange ratio, the net cash closing condition, a purchase price adjustment based on Heliogen’s net cash at closing, the plan for Heliogen to wind-down portions of its business during the interim period between signing of the merger agreement and the closing of the transaction, and continuing employee and severance matters. Members of the Transaction Committee provided input and oversight to Heliogen management throughout such discussions.

On April 14, 2025, the Heliogen Board of Directors extended the Rights Plan to April 17, 2026 based on its review Heliogen’s trading price.

On April 19, 2025, Zeo Energy’s Chief Executive Officer informed members of Heliogen management that the filing of Zeo Energy’s Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) was delayed.

On April 21, 2025, representatives of Zeo Energy, Heliogen, Piper Sandler and PEP Advisory held a call to discuss timing of Zeo Energy’s 2024 Form 10-K filing and the potential for the delay in filing the 10-K to delay the execution of the Merger Agreement.

Between April 24 and May 8, 2025, representatives of Heliogen and Zeo Energy continued to discuss potential revisions to the terms of the Merger Agreement, including considerations in light of Zeo Energy’s delayed 2024 Form 10-K filing, Heliogen’s proposal to eliminate the purchase price adjustment based on Heliogen’s net cash at closing, Zeo Energy’s proposal to include a Heliogen minimum net cash condition and proposals from each party with respect to the calculation of Heliogen’s net cash at closing, as well as potential modifications to the purchase price adjustment and net cash collar applicable thereto.

On April 25, 2025, the exclusivity period with Zeo Energy expired.

On May 1, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of PEP Advisory in attendance. After updating the Heliogen Board of Directors on developments since its last meeting, Mr. Morris reviewed Heliogen management’s projected cash runway and members of Heliogen management discussed with the Heliogen Board of Directors the likelihood of Heliogen satisfying Zeo Energy’s proposed net cash closing condition and the related key assumptions underlying such assessment.

On May 7, 2025, Heliogen reported its first quarter earnings. As of March 31, 2025, Heliogen had $30.1 million of cash and cash equivalents, $9.7 million in total liabilities, with no restricted cash and no investments, and recognized no revenue.

On May 8, 2025, members of Heliogen management provided an update to the Heliogen Board of Directors on the negotiations of the definitive agreements with Zeo Energy, including the proposed $10.0 million minimum net cash closing condition proposed by Zeo Energy.

On May 9, 2025, a member of Heliogen management delivered an initial draft voting agreement to a representative of Nant Capital, LLC.

From this time through May 18, 2025, representatives of Heliogen and Zeo Energy, Cooley and EGS continued to negotiate the transaction documents, and Zeo Energy continued to progress its 2024 10-K filing.

Over the course of May 2025, Heliogen shared limited non-public due diligence information pursuant to confidentiality agreements (which did not contain standstill provisions) entered into with two companies in connection with discussions regarding a potential strategic transaction involving Heliogen. Neither of the two parties, however, made a proposal regarding such a transaction to Heliogen, nor did they meaningfully engage in the due diligence process after the entry into the confidentiality agreement, nor did they actively prioritize further discussions with Heliogen to advance a potential proposal for a transaction.

On May 21, 2025, the Heliogen Board of Directors held a meeting with members of Heliogen management and representatives of PEP Advisory and Cooley in attendance. Representatives of PEP Advisory provided an overview of the proposed merger transaction between Heliogen and Zeo Energy. Representatives of PEP Advisory further presented PEP Advisory’s financial analyses and rendered an oral opinion, confirmed by delivery of its written opinion dated May 21, 2025 to the Heliogen Board of Directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken in such opinion, the merger consideration to be received by the holders of Heliogen Common Stock (other than holders of Cancelled Shares) pursuant to the merger agreement with Zeo Energy was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion, see “— Opinion of PEP Advisory” below. Representatives from Cooley provided an overview of the proposed final transaction agreements and reviewed with the Heliogen Board of Directors its fiduciary duties. The Heliogen Board of Directors discussed the terms of the proposed merger agreement. Following consideration of the matters discussed during the course of the meeting, the Heliogen Board of Directors approved the proposed merger transaction with Zeo Energy, subject to the satisfaction of two conditions: first, that the 10-day VWAP used to determine the Zeo Energy price per share for purposes of the calculation of the exchange ratio under the merger agreement be less than $1.70, thereby minimizing potential downside risk to Heliogen Stockholders of an unexpected rise in Zeo Energy’s stock price, and, second, the completion of the 2024 Form 10-K filing with the SEC. Subject to the satisfaction of these conditions, the Heliogen Board of Directors (i) determined that the Mergers, on the terms and subject to the conditions set forth in the Merger Agreement, was fair to, and in the best interests of Heliogen and its stockholders, (ii) approved adopted and declared advisable the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereunder, including the Mergers, (iii) directed that the approval and adoption of the Merger Agreement (including the Mergers) be submitted to a vote at a meeting of the stockholders of Heliogen, and (iv) recommended that Heliogen Stockholders approve the adoption of the Merger Agreement and approve the Mergers on the terms and subject to the conditions set forth in the Merger Agreement. The Heliogen Board of Directors also approved the terms and conditions of the related agreements, including the voting agreement and an amendment to the Rights Plan.

From May 21 through May 27, 2025, Zeo Energy continued to prepare the 2024 Form 10-K and the parties finalized the definitive transaction agreements. After the closing of the market on May 27, 2025, Zeo Energy filed the 2024 Form 10-K.

On May 28, 2025, representatives of PEP Advisory confirmed to the Heliogen Board of Directors that they were unaware of any material changes to the terms of the transaction that would materially change PEP Advisory’s fairness opinion as delivered on May 21, 2025.

Later on May 28, 2025, after confirming that the trading price of the Zeo Energy Class A Common Stock at close of the trading day was within the range approved by the Heliogen Board of Directors, representatives of Heliogen and Zeo Energy and the other signatories thereto executed the Merger Agreement, the Voting Agreements and the SRA Amendment.

Prior to the opening of the market on May 29, 2025, Heliogen and Zeo Energy issued a joint press release announcing the execution of the Merger Agreement and each filed current reports on Form 8-K exhibiting the Merger Agreement, the form of Voting Agreement, the SRA Amendment and the joint press release.

Heliogen’s Reasons for the Mergers

Recommendation of the Heliogen Board of Directors and Reasons for the Mergers

At a meeting held on May 21, 2025, the Heliogen Board of Directors, by a unanimous vote of all directors, (i) determined that the terms of the Merger Agreement and the Transactions, including the Mergers and the issuance of shares of Zeo Energy Class A Common Stock in connection therewith, are fair to, and in the best interests of, Heliogen and the Heliogen Stockholders, (ii) determined that it is in the best interests of Heliogen and the Heliogen Stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery by Heliogen of the Merger Agreement, the performance by Heliogen of its covenants and agreements contained therein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained therein and (iv) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Heliogen Stockholders approve the Transactions, including the Mergers, and adopt the Merger Agreement.

Before making its recommendation, the Heliogen Board of Directors consulted with its outside legal and financial advisors and with Heliogen’s senior management team. In reaching its recommendation, the Heliogen Board of Directors considered the following material factors that it believes support its decision to enter into the Merger Agreement and consummate the Mergers (which factors are not necessarily presented in order of relative importance):

•        Strategic Review Process and Range of Alternatives.    Its assessment that the transaction with Zeo Energy is the result of an active, lengthy and thorough evaluation of strategic alternatives reasonably available to Heliogen that did not result in any actionable alternative proposals. Beginning in February 2024, the Heliogen Board of Directors, with the assistance of its advisors, undertook a comprehensive process of exploring and evaluating potential strategic alternatives, including, among other things, a sale of the company, continuing to operate as a stand-alone company after strategic cost reductions, changes to the business strategy, potential capital raises, and the liquidation of the company, to identify the opportunity that would, in the opinion of the Heliogen Board of Directors, create the most value for Heliogen Stockholders. The strategic review process involved direct outreach to potential capital sources and buyers as well as responses to inbound expressions of interest. Heliogen was ultimately in contact with over 135 potential investors or buyers. The Heliogen Board of Directors believed the public nature of the strategic transaction process and the number of parties with whom Heliogen had contact with made it unlikely that other parties would express an interest in investing in or acquiring Heliogen. The Heliogen Board of Directors considered the possible alternatives to the Mergers, the range of possible benefits and risks to the Heliogen Stockholders of those alternatives and the timing and the likelihood of accomplishing the goals of any such alternatives and the Heliogen Board of Directors’ assessment that the Mergers presented a superior opportunity to such alternatives for Heliogen Stockholders, including a liquidation of Heliogen and the distribution of any available cash to stockholders.

•        Going Concern Doubt with Limited Liquidity, No Revenue and Continuing Operating Costs.    The fact that, as of March 31, 2025, Heliogen had liquidity of $30.1 million, consisting of cash and cash equivalents, which was down from a balance of approximately $36.9 million as of December 31, 2024 and down from a balance of approximately $58.2 million as of March 31, 2024, and, total liabilities of $9.7 million. Further, Heliogen continued to use cash for operations without any revenues. During the first quarter of 2025, Heliogen had no revenues, and no active revenue generating projects, while incurring a net loss of $6.4 million and using cash in operations of $8.4 million. Furthermore, the Heliogen Common Stock and public warrants were delisted from the NYSE on June 20, 2024, and began trading over-the-counter on the OTCQX market, negatively impacting the liquidity of such securities. Without an active trading market, and for so long as shares of Heliogen Common Stock are limited to trading on the OTCQX, Heliogen is limited in its ability to issue additional securities to obtain future financing. Without additional funding or active revenue generating projects to offset its continuing operating costs, Heliogen expected that its current liquidity would be insufficient to meet its obligations for the twelve months following its most recent financial statements as of March 31, 2025. These factors raised substantial doubt about Heliogen’s ability to continue as a going concern absent strategic intervention.

•        Change to Business Strategy.    In the second quarter of 2024, Heliogen announced that it had made the strategic decision to implement a targeted cost reduction plan, which included a workforce reduction, closing its manufacturing facility in Long Beach, California, and a reduction in third-party costs. In the fourth quarter of 2024, in an effort to conserve cash, Heliogen halted construction of its steam plant in Plains, Texas and closed its research and development facility in Lancaster, California. Furthermore, in December 2024, after completing value engineering for the next phase of the commercial-scale concentrated solar energy facility to be built in Mojave, California, Heliogen and Woodside Energy USA Inc. decided not to pursue construction of the facility due to escalated costs. In February 2025, Heliogen terminated the lease for its manufacturing facility in Long Beach, California, in an attempt to further reduce structural costs and operating expenses. Heliogen also changed its business strategy from the development and deployment of modular, AI-enabled, solar energy plants to a focus on a technology-centric business model, in part in order to further reduce the scale of the company’s operations and the related costs. Notwithstanding these measures, as noted above, Heliogen continued to have substantial doubt about its ability to continue as a going concern absent strategic intervention.

•        Consideration of Chapter 11 Proceedings.    The various risks and potential delays associated with, and uncertain value and costs to Heliogen Stockholders of, liquidating the company, including:

•        the uncertain duration needed to resolve contingent liabilities and the continuing cash burn, which was estimated to be significant, pending such resolution; and

•        the fact that the estimated return to Heliogen Stockholders in a potential liquidation of Heliogen, assuming a liquidation date of July 1, 2025, would result in a payment of approximately $1.21 per share of Heliogen Common Stock, representing approximately $0.30 less per share than the estimated value of the Exchange Ratio on a per share basis, based on an assumed price of $1.51 per share of Zeo Class A Common Stock (as of such date of May 21, 2025) and Heliogen’s capitalization and assuming Heliogen’s net cash is at least $13.0 million and no greater than $16.0 million.

•        Potential Value of Consideration Received.    The potential value of the consideration to be received by Heliogen Stockholders as a result of the Mergers, including the fact that:

•        the calculation of the Exchange Ratio, and thus the estimated number of shares of Zeo Energy Class A Common Stock to be issued to Heliogen Stockholders in the Mergers, will not change based on the amount of Heliogen’s net cash at closing unless (and only to the extent) Heliogen’s net cash is greater than $16.0 million or less than $13.0 million;

•        certain elements of the Exchange Ratio are fixed, including the price of shares of Zeo Energy Class A Common Stock, such that the number of shares of Zeo Energy Class A Common Stock to be issued to Heliogen Stockholders in the Mergers would not be reduced due to any increase in the price of Zeo Energy Class A Common Stock prior to the consummation of the Mergers;

•        the all-stock nature of the transaction, which offers Heliogen Stockholders shares of Zeo Energy Class A Common Stock, which are traded on Nasdaq, in exchange for their shares of Heliogen Common Stock, which are limited to trading on the OTCQX market, as well as the opportunity to participate in the future growth of Zeo Energy and, indirectly, Heliogen, including any potential value accretion of the Combined Company (including any resulting synergies), as well as any additional premium that may be realized in the event the Combined Company is sold to a third party in the future.

•        Ability to Accept a Higher Offer.    Heliogen’s ability to consider and respond to unsolicited written acquisition proposals following execution of the Merger Agreement (as more fully described under the heading “The Merger Agreement — No Solicitation of Other Acquisition Proposals” beginning on page 167 and ultimately to terminate the Merger Agreement in order to enter into an agreement with respect to a superior offer, in each case under certain circumstances specified in the Merger Agreement.

•        Risks from Further Delay.    Its belief that prolonging the strategic transaction process further to consider or create potential alternatives had a low likelihood of resulting in near-term actionable alternative proposals that would have delivered greater value to Heliogen Stockholders and could have resulted in the loss of an opportunity to consummate a transaction with Zeo Energy and exacerbated Heliogen’s significant liquidity issues.

•        Receipt of Opinion from PEP Advisory.     The financial analyses reviewed and discussed with the Heliogen Board of Directors by representatives of PEP Advisory as well as the oral opinion of PEP Advisory rendered to the Heliogen Board of Directors on May 21, 2025 (which was subsequently confirmed in writing by delivery of PEP Advisory’s written opinion addressed to the Heliogen Board of Directors dated the same date) as to, as of such date, the fairness, from a financial point of view, to the Heliogen Stockholders (other than Cancelled Shares) of the Merger Consideration to be received by the Heliogen Stockholders (other than Cancelled Shares) in the Mergers pursuant to the Merger Agreement.

•        Business Reputation of Zeo Energy.    The business reputation, management and financial resources of Zeo Energy with respect to the transaction. The Heliogen Board of Directors believed these factors supported the conclusion that a transaction with Zeo Energy could be completed relatively quickly and in an orderly manner.

•        Extensive Negotiations.    The fact that the terms of the Mergers, including the Exchange Ratio, were the result of robust, arm’s length negotiations conducted by Heliogen at the direction of the Heliogen Board of Directors, and with the assistance of independent financial advisors and outside legal counsel. The Heliogen Board of Directors believed that the Exchange Ratio represented the best value that Heliogen could reasonably obtain from Zeo Energy for the shares of Heliogen Common Stock, taking into account (i) Zeo Energy’s statements, including that this price was Zeo Energy’s final offer; (ii) the Heliogen Board of Directors’ assessment, after consultation with its financial advisor, that other parties did not have the interest in, or capability to, acquire Heliogen at a higher price or value proposition; and (iii) the Heliogen Board of Directors’ familiarity with the business, operations, prospects, business strategy, assets, liabilities, and general financial condition of Heliogen on a historical and prospective basis and its assessment of associated risks, including liquidity and going concern risks. The Heliogen Board of Directors believed, after consultation with representatives of PEP Advisory, that further negotiations would have created a risk of causing Zeo Energy to abandon the proposed transaction altogether or materially delaying the entry into definitive transaction agreements with respect to the proposed transaction, that it was unlikely that any other potential acquiror would be willing and able to acquire Heliogen at a price in excess of the Exchange Ratio, even if Heliogen were to conduct additional outreach, and that it was unlikely that any other potential counterparties would be willing and able to consummate a transaction with Heliogen that the Heliogen Board of Directors would view as more value-maximizing for Heliogen Stockholders than the Mergers.

•        Certain Prospective Financial Information.    Certain limited prospective forecasts for Heliogen prepared by Heliogen’s management, which reflect an application of various commercial assumptions of Heliogen’s management. The Heliogen Board of Directors considered the inherent uncertainty of attaining Heliogen’s management’s prospective forecasts, including those set forth in “— Certain Prospective Financial Information,” and that as a result Heliogen’s actual financial results in future periods could differ materially from Heliogen’s management’s forecasted results.

•        Likelihood of Completion.    Its belief that the Mergers likely would be consummated, particularly in view of the terms of the Merger Agreement and the limited number of closing conditions. In particular, the Heliogen Board of Directors noted:

•        the existence of the Voting Agreements, pursuant to which certain Heliogen Stockholders, solely in their capacities as stockholders, have agreed to, among other things, vote all of their shares of Heliogen Common Stock in favor of the Mergers and the adoption of the Merger Agreement and any other proposal necessary or advisable for the consummation thereof;

•        that the Mergers are not subject to any regulatory approvals or approval by the stockholders of Zeo Energy; and

•        that, in the event of a failure of the Mergers to be consummated under certain circumstances, Zeo Energy would be required to reimburse Heliogen’s out-of-pocket transaction expenses up to $450,000.

•        Tax-Free Reorganization.    The Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes, as more fully described in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 182.

•        Terms of Merger Agreement.    The terms and conditions of the Merger Agreement, including:

•        its belief that the terms of the Merger Agreement and the related agreements, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties, are reasonable under the circumstances;

•        the fact that Heliogen’s Board of Directors has the right, after complying with specified covenants and prior to the Heliogen stockholder approval being obtained, to change its recommendation to the Heliogen Stockholders that they vote in favor of the adoption of the Merger Agreement if the Heliogen Board of Directors determines in good faith after consultation with Heliogen’s outside legal counsel and financial advisors, that as a result of a superior proposal or certain intervening events, the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to Heliogen Stockholders under applicable law;

•        Heliogen’s right to terminate the Merger Agreement under certain circumstances, including in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer in certain circumstances, subject to payment to Zeo Energy of a termination fee of $450,000, which amount the Heliogen Board of Directors believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions; and

•        Zeo Energy’s reciprocal obligation to reimburse Heliogen for its transaction expenses of up to $450,000 if the Merger Agreement was terminated under certain circumstances.

•        Required Stockholder Approval.    The Merger Agreement is subject to approval by the holders of a majority of the shares of outstanding Heliogen Common Stock, which ensures that the Heliogen Board of Directors will not be taking action without the support of a significant portion of the Heliogen Stockholders.

The Heliogen Board of Directors also weighed the factors described above against the following countervailing factors and risks that generally weighed against entering into the Merger Agreement (which factors and risks are not presented in order of relative importance):

•        Minimum Cash Condition.    Zeo Energy’s obligation to consummate the Mergers is subject to a condition that Heliogen have a minimum of $10.0 million net cash at closing.

•        Risk Associated with Failure to Consummate the Mergers.    The possibility that the Mergers might not be completed on a timely basis or at all as a result of a failure to satisfy the required closing conditions (including the minimum net cash condition and material adverse effect on the condition (financial or otherwise), business, or results of operations of Heliogen having occurred on or after the date of the

Merger Agreement and continuing as of immediately prior to the Closing), which could negatively affect Heliogen’s operations, including by diverting Heliogen management’s attention and resources from the operation of Heliogen’s business and increasing expenses from an unsuccessful attempt to complete the Mergers.

•        The Heliogen Net Cash at Closing.    The possibility that Heliogen’s net cash, as more fully described below under the caption “The Merger Agreement — Merger Consideration”, may be lower at the determination time than currently anticipated, which could reduce the number of shares of Zeo Energy Class A Common Stock to be issued to Heliogen Stockholders in the Mergers.

•        Zeo Energy Class A Common Stock as Merger Consideration and Exchange Ratio.    The fact that the value of the Merger Consideration will fluctuate depending on the performance of Zeo Energy Class A Common Stock prior to closing of the Mergers, that any declines in Zeo Energy Class A Common Stock will result in a lower value of the Merger Consideration as a result of the method of calculating the Exchange Ratio, that the Exchange Ratio would not be adjusted to compensate for decreases in the price of Zeo Energy Class A Common Stock prior to the consummation of the Mergers, and that the Merger Agreement does not provide termination or walk-away rights to Heliogen in the event of a decline in the price of Zeo Energy Class A Common Stock.

•        Heliogen Termination Fee.    If the Mergers are not consummated, subject to certain limited exceptions, Heliogen would be required to pay its own expenses associated with the Merger Agreement and the transactions contemplated thereby and, under certain circumstances, to pay Zeo Energy a termination fee of $450,000 in connection with the termination of the Merger Agreement.

•        Inability to Solicit Other Acquisition Proposals and Termination Fee.    Heliogen’s inability to solicit competing acquisition proposals and the possibility that the termination fee of $450,000 payable by Heliogen to Zeo Energy upon termination of the Merger Agreement could discourage other potential acquirers from making a competing offer to purchase Heliogen and cause significant cash flow difficulties for Heliogen if it were required to pay the termination fee to Zeo Energy.

•        Incurred Costs.    The costs to be incurred by Heliogen in connection with the Mergers, regardless of whether the Mergers are completed.

•        Effect of Failure to Complete Transactions.    The risk that all conditions to the parties’ obligations to complete the Mergers would not be satisfied, and that as a result the Mergers may not be completed in a timely manner or at all. If the Mergers are not completed, (i) Heliogen will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to Heliogen’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on Heliogen’s business and customer and supplier relationships, and (ii) the likely detrimental effect on Heliogen’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction.

•        Difficulties of Integrating the Businesses.    The potential difficulties of integrating the businesses of Zeo Energy and Heliogen and the risk that all or some portion of the potential benefits of the Mergers might not be realized or might take longer to realize than expected.

•        Interim Restrictions on Business.    The fact that, under the terms of the Merger Agreement, prior to the completion of the Mergers or termination of the Merger Agreement, Heliogen is required to use reasonable best efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and is subject to specified restrictions on its ability to conduct its business, including in respect of entering into or terminating certain material contracts, commencing or settling litigation or increasing the compensation of its employees.

•        Risk of Litigation.    The risk of disruptive stockholder litigation following announcement of the Merger Agreement or the Transactions.

•        Risk to Zeo Energy Class A Common Stock Price Post-Merger.    The risk of decline in the price of Zeo Energy Class A Common Stock immediately following the closing of the Mergers if Heliogen Stockholders seek to sell a significant portion of the Zeo Energy Class A Common Stock they received as Merger Consideration.

•        Limitations of Financial Advisor Opinion.    The fact that the opinion of PEP Advisory as to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement speaks only as of the date of such opinion and did not and will not take into account events occurring or information that has become available after such date, including any changes in the operations and prospects of Heliogen or Zeo Energy, financial, economic, market and other conditions and other factors that may be beyond the control of Heliogen and Zeo Energy and on which such opinion was based, any of which may be material.

•        Risk Factors.    The various other risks associated with each of Heliogen and Zeo Energy and the Mergers, including those described in the sections entitled “Risk Factors” on page 18.

The foregoing discussion of the information and factors considered by the Heliogen Board of Directors in reaching its conclusions and recommendations is not intended to be exhaustive. The Heliogen Board of Directors collectively reached the conclusion to approve the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Mergers, in light of the various factors described above and other factors that the members of the Heliogen Board of Directors believed appropriate. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Heliogen Board of Directors did not find it practicable to, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors considered in reaching its determination and making its recommendation and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Heliogen Board of Directors. In addition, individual directors may have given different weights to different factors. The Heliogen Board of Directors considered all of the foregoing factors and any other factors as a whole and based its recommendation on the totality of the information presented.

The foregoing discussion of the information and factors considered by the Heliogen Board of Directors in approving the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

The Heliogen Board of Directors unanimously recommends that you vote (i) “FOR” approval of the Merger Proposal; and (ii) “FOR” approval of the Adjournment Proposal.

Certain Unaudited Prospective Financial Information

Neither of Heliogen and Zeo Energy, as a matter of course, publicly disclose forecasts or internal projections of their respective future financial performance, net sales/revenue, earnings, financial condition or other results due to, among other reasons, the uncertainty, inherent unpredictability and subjectivity of the underlying assumptions and estimates.

However, in connection with Heliogen’s review of strategic alternatives, including its evaluation of the Mergers, Heliogen’s management, at the direction of the Heliogen Board of Directors, provided certain non-public Heliogen financial information to Zeo Energy’s management and Zeo Energy’s management, in consultation with Heliogen’s management, prepared certain prospective financial information regarding Zeo Energy on a pro forma basis after giving effect to the Mergers (referred to as the “Projections”) for fiscal years 2025 through 2029. The financial metrics set forth under “— Projections” do not reflect reclassification adjustments necessary to conform Heliogen’s accounting policies to Zeo Energy’s accounting policies or to conform Heliogen’s historical financial statement presentation to Zeo Energy’s historical financial statement presentation. As more fully described below under “Unaudited Pro Forma Condensed Combined Financial Statements — Notes to the Unaudited Pro Forma Condensed Combined Financial Statements,” there may be differences between the accounting policies and reclassifications of the two companies, which, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. The Projections were provided by Heliogen’s management to the Heliogen Board of Directors in connection with its evaluation of the Mergers.

At the direction of the Heliogen Board of Directors, the Projections were provided to PEP Advisory for its use in connection with its financial analyses and the rendering of its fairness opinion to the Heliogen Board of Directors (see “The Mergers — Opinion of Heliogen’s Financial Advisor”).

A summary of the Projections is included below to give Heliogen Stockholders access to certain prospective financial information made available to the Heliogen Board of Directors and PEP Advisory, including information that was considered by the Heliogen Board of Directors for purposes of evaluating the Mergers. This summary is not, and should not be viewed as, guidance or targets.

Certain Limitations of the Projections

The Projections were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus to provide the Heliogen Stockholders with a fair summary of the projections that were provided to the Heliogen Board of Directors and to PEP Advisory. The summary of the Projections is not included in this proxy statement/prospectus in order to induce any Heliogen Stockholder to vote in favor of the Merger Proposal or the Adjournment Proposal or to influence any investor to make any investment decision with respect to the Mergers. The Projections should be evaluated, if at all, in conjunction with Heliogen’s historical financial statements, Zeo Energy’s historical financial statements and other information regarding Heliogen and Zeo Energy contained in or incorporated by reference into this proxy statement/prospectus and the following factors. The Projections may differ, even materially, from published analyst estimates and forecasts, over which neither Heliogen nor Zeo Energy has any control.

Although a summary of the Projections is presented with numerical specificity, this information is not factual, reflects numerous estimates and assumptions made by Heliogen’s and Zeo Energy’s management teams that are inherently uncertain and may be beyond the control of Heliogen and Zeo Energy and, therefore, should not be relied upon as being necessarily predictive of actual future results. The Projections consist entirely of forward-looking statements. Important factors that may affect actual results and cause the Projections not to be achieved include any inaccuracy of the assumptions underlying the Projections, including general economic conditions and trends in demand for renewable energy solutions, adverse trends in, among other things, inflation, interest rates, the health of the U.S. and global economies, global trade, renewable energy trends and institutional funding constraints, increases in energy, raw materials, shipping, labor and capital equipment costs, failure to achieve cost savings, competitive pressures and other factors described under the section of the proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and to changes based on actual results, revised prospects for Heliogen’s, Zeo Energy’s and the Combined Company’s businesses, the competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections also reflect assumptions as to certain business decisions that are subject to change and might be affected by Heliogen’s, Zeo Energy’s or the Combined Company’s abilities to achieve proposed initiatives, objectives and targets over the applicable periods. As a result, there can be no assurance that the results set forth in the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections.

The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased given the length of time in the future over which these assumptions apply. Any assumptions and projections in early periods, and any deviations therefrom as a result of the factors outlined above or other factors that may become applicable, could have a compounding effect on the projections shown for later periods or the difference between the projections and actual results for those periods. Thus, any failure of an assumption or projections to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. The inclusion of this information should not be regarded as an indication that Heliogen, Zeo Energy, PEP Advisory, their respective representatives or any other recipient of this information considered, or now considers, the Projections to be material information of Heliogen, Zeo Energy or the Combined Company, or that the Projections are necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such. The inclusion of the Projections in this proxy statement/prospectus does not constitute an admission or representation of either of Heliogen or Zeo Energy that the Projections or the information contained or used therein is material.

The Projections do not take into account any circumstances or events occurring after the date that they were prepared. Except to the extent required by applicable U.S. federal securities law, neither Heliogen nor Zeo Energy intend, and each expressly disclaims any responsibility, to update or otherwise revise the Projections to reflect circumstances existing after the date on which it was prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even if any or all of the assumptions underlying the Projections are shown to be inaccurate. Neither Heliogen nor Zeo Energy can give any assurance that, had the Projections been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The Projections do not take into account the effect on Heliogen or Zeo Energy of any possible failure of the Mergers to occur.

The Projections have been prepared by, and are the responsibility of, Zeo Energy’s management team. The prospective financial information consisting of the Liquidation Analysis included in this document has been prepared by, and is the responsibility of, Heliogen’s management. PwC has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. PwC’s report included in this proxy statement/prospectus relates to Heliogen’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so. Grant Thornton LLP, Zeo Energy’s independent auditor, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying projections and, accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. The Grant Thornton LLP report included in this proxy statement/prospectus relate to Zeo Energy’s previously issued financial statements. It does not extend to the Projections and should not be read to do so.

The Projections were not prepared with a view toward public disclosure or toward complying with GAAP, nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The Projections include non-GAAP financial measures. There are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. The most directly comparable GAAP financial measure for EBITDA is operating income (loss) and the most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled measures used by other companies. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to and were not relied on by PEP Advisory for purposes of its financial analysis and opinion or by the Heliogen Board in connection with its consideration of the Mergers or the Transactions, nor were they provided to Zeo Energy. Accordingly, there has not been provided a reconciliation of these non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

None of Heliogen, Zeo Energy or their respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any Heliogen stockholder or other person regarding the ultimate performance of Heliogen or Zeo Energy compared to the information contained in the Projections, or any representation that the results set forth in the Projections will be achieved. Accordingly, the Projections should not be construed as financial guidance, nor relied on as such. The Projections are not included in this proxy statement/prospectus in order to induce any Heliogen Stockholder to vote in favor of the proposals contained in this proxy statement/prospectus or to influence any Heliogen Stockholder or any other person to make any investment decision with respect to the Transactions, the Mergers or otherwise, but rather solely because the Projections or portions thereof were made available to the Heliogen Board, Zeo Energy and Heliogen’s financial advisor as described above.

In light of the foregoing factors and the uncertainties inherent in the Projections, Heliogen Stockholders are cautioned not to place undue reliance on the Projections contained in this proxy statement/prospectus in making a decision regarding the Mergers, as the Projections may be materially different than actual results.

Combined Company Projections

The following is a summary of the Projections.

	Fiscal Year (in millions)
	2025	2026	2027	2028	2029
Net Revenue	$123.9	$199.5	$291.0	$370.1	$470.8
Adjusted EBITDA(1)	$9.8	$21.9	$37.9	$51.9	$68.7
Unlevered Free Cash Flow(2)	$(2.4)	$28.9	$26.9	$37.4	$49.5

____________

(1)      Adjusted EBITDA is defined as Net Revenue, less operating expense.

(2)      Unlevered Free Cash Flow is defined as Adjusted EBITDA, less taxes, less capital expenditures, less change in net working capital, plus depreciation and amortization.

Each of Adjusted EBITDA and unlevered free cash flow is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

For more information on Heliogen’s and Zeo Energy’s actual results and historical financial information, see the financial statements of each of Zeo Energy and Heliogen contained elsewhere in this proxy statement/prospectus, the section titled “Unaudited Pro Forma Financial Information” and the section titled “Where You Can Find More Information.”

Liquidation Analysis of Heliogen

In connection with Heliogen’s review of strategic alternatives, including its evaluation of the Mergers, Heliogen’s management, at the direction of the Heliogen Board of Directors, prepared a liquidation analysis using estimates as of February 10, 2025 for (i) the expected realizable value for Heliogen’s assets in an orderly liquidation of Heliogen and (ii) the remaining amounts estimated to be available for distribution to Heliogen Stockholders upon completion of such liquidation on or about June 1, 2025, which was further extrapolated to July 1, 2025 based on a linear analysis (the “Liquidation Analysis”).

Heliogen’s management prepared the Liquidation Analysis, considering, among other factors, (i) the estimated costs net of sales proceeds, inclusive of contingency costs and other anticipated liabilities that Heliogen’s management expected could reasonably arise during the period following Heliogen’s estimated date of approval of a liquidation until its assets could be liquidated and distributed to the Heliogen Stockholders, and (ii) costs that could reasonably be incurred during the three-year survival period, including liquidator’s fees and legal, accounting and other professional fees. The Liquidation Analysis was also provided to PEP Advisory, who used and relied upon the Liquidation Analysis for purposes of its opinion, as discussed under the heading “The Mergers — Opinion of Heliogen’s Financial Advisor.” The Liquidation Analysis estimated potential realizable values for Heliogen’s assets in an orderly liquidation and remaining amounts available upon completion of such liquidation for distribution to the Heliogen Stockholders based on the internal estimates of Heliogen’s management of the amounts that would reasonably be recovered in an orderly liquidation. The Liquidation Analysis includes legal fees and expenses but does not include potential damages associated with securities class actions, which cannot be reasonably estimated or quantified.

The inclusion of the Liquidation Analysis should not be deemed an admission or representation by Heliogen or any of its officers, directors, affiliates, advisors, or other representatives with respect to the Liquidation Analysis. The Liquidation Analysis is not included to influence investor’s views on the Mergers or the Merger Agreement and is summarized in this proxy statement/prospectus solely to provide the Heliogen Stockholders access to certain information considered by Heliogen’s management and the Heliogen Board of Directors in connection with their evaluation of the Merger Agreement and the Mergers and Heliogen’s potential alternatives to the Transaction. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which could have been significantly more or less favorable. In addition, analyses relating to Heliogen’s liquidation value do not purport to be appraisals or reflect the prices at which shares of Heliogen Common Stock may actually be valued or trade. The assumptions and estimates used in, and the results derived from, the Liquidation Analysis are hypothetical, and are thus inherently subject to substantial uncertainty.

The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC regarding projections or forward-looking statements, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The Liquidation Analysis included in proxy statement/prospectus was prepared by Heliogen’s management for use by the Heliogen Board of Directors in its analyses with respect to strategic alternatives, including the Mergers. The prospective financial information included in this document has been prepared by, and is the responsibility of, Heliogen’s management. PwC has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. PwC’s report included in this proxy statement/prospectus relates to Heliogen’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

The Liquidation Analysis includes estimates of cash and of certain expenditures, which for the purpose of the Liquidation Analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Mergers if the disclosure is included in a document such as this proxy statement/prospectus.

The Liquidation Analysis speaks only as to the date on which it was generated, and Heliogen undertakes no obligation to update or otherwise revise or reconcile the Liquidation Analysis to reflect circumstances existing after the date the Liquidation Analysis was generated or to reflect the occurrence of future events. Heliogen does not intend to make publicly available any update or other revisions to the Liquidation Analysis, except as otherwise required by law. In light of the foregoing factors, the Heliogen Stockholders are cautioned not to place undue reliance on the Liquidation Analysis.

The below summary of the Liquidation Analysis is subject to the statements above and represents Heliogen’s management’s reasonable estimates of cash amounts that, in the event of Heliogen’s liquidation or dissolution, may be distributed to Heliogen’s stockholders as permitted under applicable law. The Liquidation Analysis does not account for Heliogen’s potential liabilities that cannot be reasonably estimated or quantified, including potential damages associated with securities class actions, or other potential risks and uncertainties associated with Heliogen pursing a winding down and liquidation. Such liabilities could materially affect the cash amounts that, in the event of Heliogen’s liquidation or dissolution, may be distributed to stockholders as permitted under applicable law.

Heliogen’s initial forecasts underlying the Liquidation Analysis included the following key inputs and assumptions for a June 1, 2025 liquidation (the “initial assumptions”):

(A)    Estimated value for total assets of approximately $35.0 million to $41.2 million, assuming cash and cash equivalents as of February 2025, and estimating the value of accounts receivable and short-term restricted cash;

(B)    Estimated administrative claims of approximately $20.6 million to $24.3 million, which comprises operational expenses incurred up to the assumed date of liquidation, professional and legal fees, financial advisory and accounting fees, U.S. Trustee fees and employee severance; and

(C)    Estimated total unsecured claims of approximately $2.9 million to $3.4 million, which comprises accounts payable, lease claims and litigation claims, among others.

After discussion with the PEP Advisory and the Heliogen Board of Directors, Heliogen’s management revised certain of the inputs and assumptions underlying the Liquidation Analysis to reflect a July 1, 2025 liquidation, which extrapolated from the initial assumptions based on a linear analysis and included the following inputs and assumptions, as revised:

(A)    Estimated value for total assets of approximately $35.0 million to $41.2 million;

(B)    Estimated administrative claims revised to approximately $22.0 million to $25.8 million; and

(C)    Estimated total unsecured claims of approximately $2.9 million to $3.4 million.

Based on the foregoing Liquidation Analysis, assuming a liquidation on or about July 1, 2025, Heliogen’s management estimated the probability-weighted net cash available for distribution to the holders of Heliogen Common Stock to be approximately $8.0 million, or $1.21 per share of Heliogen Common Stock based on issued and outstanding shares of Heliogen Common Stock (inclusive of the dilutive impact of outstanding equity awards and warrants) of 6,605,708.

At the direction of the Heliogen Board of Directors, the Liquidation Analysis, including the projected expenses and costs and projected distribution amounts, was provided to PEP Advisory for its use in connection with its financial analyses and the rendering of its fairness opinion to the Heliogen Board of Directors.

Opinion of Heliogen’s Financial Advisor

PEP Advisory LLC (“PEP Advisory”) rendered its opinion to the Heliogen Board of Directors that, as of May 21, 2025 and based upon and subject to the factors and assumptions set forth therein, the per share Merger Consideration to be received by holders of outstanding shares of Heliogen Common Stock, other than holders of Cancelled Shares, in the Transactions pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of PEP Advisory, dated May 21, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. PEP Advisory provided its opinion for the information and assistance of the Heliogen Board of Directors in connection with its consideration of the Transactions. The PEP Advisory opinion is not a recommendation as to how any holder of Heliogen Common Stock should vote with respect to the Transactions, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, PEP Advisory reviewed, among other things:

•        a near final draft of the Merger Agreement dated as of May 19, 2025;

•        certain publicly available business and financial information regarding each of Heliogen and Zeo Energy;

•        certain non-public business and financial information regarding Heliogen’s business and near-term prospects all as prepared, provided and approved for PEP Advisory’s use by Heliogen’s senior management; and

•        certain non-public business and financial information regarding Zeo Energy’s business and future prospects (including certain financial projections for Zeo Energy for the years ending December 31, 2025 through December 31, 2029, which are referred to herein as the “Projections” and summarized in the section of this proxy statement/prospectus entitled “— Certain Unaudited Prospective Financial Information,” and certain other estimates and other forward-looking information), all as prepared by Zeo Energy’s senior management and reviewed by, discussed with and approved for PEP Advisory’s use by Heliogen’s senior management.

PEP Advisory also held discussions with members of senior management of Heliogen and members of senior management of Zeo Energy regarding their strategic and financial rationale for the Transactions as well as their views of Heliogen’s and Zeo Energy’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the solar energy industry; reviewed the historical prices and trading activity for the Heliogen Common Stock and the Zeo Energy Class A Common Stock; reviewed and conducted sensitivities on Heliogen’s liquidation analysis furnished to PEP Advisory by Heliogen; reviewed the financial terms of certain other transactions that PEP Advisory deemed relevant; compared the financial and operating performance of Heliogen and Zeo Energy with those companies with publicly traded equity securities that PEP Advisory deemed relevant; reviewed the financial results, financial condition and capitalization of Zeo Energy on a pro forma basis after giving effect to the Mergers; conducted a discounted cash flow analysis using combined company pro forma information prepared by Zeo Energy and provided to PEP Advisory by Heliogen utilizing assumptions and estimates that PEP Advisory deemed to be relevant and appropriate; and conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

During the course of its engagement, at the request of the Heliogen Board of Directors, PEP Advisory solicited indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Heliogen, and PEP Advisory considered the results of such solicitation process in rendering its opinion.

For purposes of rendering its opinion, PEP Advisory, with Heliogen’s consent, relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Heliogen or Zeo Energy or obtained from public sources, data suppliers and other third parties.

In that regard, PEP Advisory (i) assumed no responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and it has not independently verified, any such information, (ii) expressed no view or opinion regarding the reasonableness or achievability of the Projections, any other estimates and any other forward-looking information provided by Heliogen or Zeo Energy or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Heliogen’s senior management that they are (in the case of information provided by Heliogen) and have assumed that Zeo Energy’s senior management are (in the case of the information provided by Zeo Energy) unaware of any facts or circumstances that would make such information incomplete, inaccurate or misleading.

PEP Advisory does not express any view or opinion as to (i) the prices at which the shares of Heliogen Common Stock, Zeo Energy Class A Common Stock or other securities or financial instruments of or relating to Heliogen or Zeo Energy may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Heliogen or Zeo Energy, their respective securities or other financial instruments, the Mergers or any related refinancing or (iii) the impact of the Mergers or the other transactions in connection therewith on the solvency or viability of Heliogen, Zeo Energy, Merger Sub I or Merger Sub II or the ability of Heliogen, Zeo Energy, Merger Sub I or Merger Sub II to pay their respective obligations when they come due.

PEP Advisory’s opinion does not address Heliogen’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Heliogen; nor does it address any legal, regulatory, tax or accounting matters. PEP expressed no opinion as to the solvency of Zeo Energy following the closing of the Transactions. PEP Advisory has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without any waiver or modification that could be material to its analysis, that the parties to the Merger Agreement will comply with all of the material terms of the Merger Agreement and that all of the representations and warranties made by the parties to the Merger Agreement or in other agreements relating to the Transactions will be true and accurate in all respects material to its analysis. PEP Advisory assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained, except to the extent that could not be material to its analysis.

PEP Advisory’s opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and PEP Advisory assumed no responsibility for updating its opinion based on developments occurring or coming to its attention after the date of the opinion.

PEP Advisory’s opinion was reviewed and approved by PEP Advisory’s independent fairness opinion committee.

PEP Advisory’s opinion does not constitute a recommendation as to how any holder of securities should vote or otherwise act with respect to the Transactions or any other matter and does not address the fairness of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Heliogen. In addition, PEP Advisory’s opinion does not address the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the per share Merger Consideration or otherwise. PEP Advisory’s opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the per share Merger Consideration to be received by holders of outstanding shares of Heliogen Common Stock, excluding Cancelled Shares, pursuant to the Transactions as provided in the Merger Agreement.

Summary of Financial Analysis

The following is a summary of the material financial analyses delivered by PEP Advisory to the Heliogen Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by PEP Advisory, nor does the order of analyses described represent relative importance or weight given to those analyses by PEP Advisory. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of PEP Advisory’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 21, 2025, the date that PEP Advisory delivered the opinion, and is not necessarily indicative of current market conditions.

Implied Exchange Ratio Analysis

On March 17, 2025, Heliogen received an offer from Zeo Energy, pursuant to which Zeo Energy would acquire all of the outstanding shares of Heliogen Common Stock in exchange for an aggregate of $10.0 million of Zeo Energy Class A Common Stock, which, subject to certain assumptions with respect to the amount of Heliogen’s Net Cash and the number of Heliogen Fully Diluted Shares as of May 21, 2025, represents a value of approximately $1.51 per share of Heliogen Common Stock. Pursuant to the terms of the Merger Agreement, (a) the aggregate number of shares of Zeo Energy Class A Common Stock to be issued as Merger Consideration to the Heliogen equity holders will be calculated by dividing the Total Merger Consideration (as defined in the Merger Agreement) by the Parent Stock Price, being $1.5859 and (b) as a result of the First Merger, each issued and outstanding share of Heliogen Common Stock will be converted into the right to receive a number of shares of Zeo Energy Class A Common Stock equal to the Exchange Ratio, which represents the number of shares of Zeo Energy Class A Common Stock issuable for each share of Heliogen Common Stock.

For purposes of rendering its opinion, PEP Advisory applied an Exchange Ratio of 0.95x, which was calculated using information available to it at the time of delivering its opinion, including (i) 6,605,708, being the number of Heliogen Fully Diluted Shares as of May 21, 2025, (ii) the 10-day VWAP of Zeo Energy Class A Common Stock as of May 21, 2025, the date of the opinion, which was $1.5898, and (iii) $10.0 million of Total Merger Consideration, which assumes that, as of the Closing, Heliogen will have Net Cash equal to at least $13.0 million but not more than $16.0 million. Such assumptions imply a value payable to holders of Heliogen Common Stock of $1.51 per share, which is consistent with the initial offer presented by Zeo Energy.

At the request of the Heliogen Board of Directors, PEP Advisory reviewed the historical trading prices for the Heliogen Common Stock and the Zeo Energy Class A Common Stock from November 23, 2024 to May 21, 2025 and calculated historical exchange ratios for Heliogen Common Stock by dividing the closing price per share of Heliogen Common Stock by the closing price per share of Zeo Energy Class A Common Stock for each day during the following periods: (i) the 180-day period ended May 21, 2025; (ii) the 60-day period ended May 21, 2025; (iii) the 30-day period ended May 21, 2025; (iv) March 17, 2025, the date Heliogen received an offer from Zeo Energy resulting from the strategic review process letter; and (v) the close of trading on May 21, 2025, the date that PEP Advisory delivered the opinion. The Heliogen Board of Directors requested that PEP Advisory’s analysis cover such a range of periods in light of the historically low trading volume in Heliogen Common Stock and Zeo Energy Class A Common Stock, which rendered the respective trading prices particularly susceptible to the significant volatility in global markets during the applicable periods.

The following table presents the results of this analysis:

Period	Heliogen Common Stock ($/Share)	Zeo Energy Class A Common Stock ($/Share)	“At Market” Exchange Ratio(1)	Premium/ (Discount) of 0.95x Exchange Ratio to Historical “at Market” Exchange Ratio(2)
5/21/2025	2.60	1.60	1.63x	-41%
3/17/2025 – date of Zeo Energy offer	0.90	1.65	0.55x	74%
30-Day Average	1.93	1.63	1.18x	-19%
60-Day Average	1.39	1.59	0.87x	9%
180-Day Average	1.40	2.01	0.70x	37%

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(1)      Represents the relative value of one share of Heliogen Common Stock compared to one share of Zeo Class A Common Stock determined using trading prices for the respective securities for the period presented.

(2)      Represents the premium or discount of the 0.95x Exchange Ratio used by PEP Advisory in rendering its opinion, as described above, relative to the “at Market” Exchange Ratio presented in the column to the left.

Comparable Transaction Analysis

PEP Advisory reviewed the premiums paid in merger and acquisition transactions for US publicly traded companies, as reported by Bloomberg. The sample comprised 254 transactions that were announced from April 3, 2024 to January 27, 2025. PEP Advisory generated subsets of transactions based on specific criteria: transactions below $100.0 million, all stock-for-stock transactions, and transactions that meet both conditions — below $100.0 million and stock-for-stock. PEP Advisory reviewed the statistics to obtain representative conditions of the market. Given the low liquidity of Heliogen Common Stock, not all comparisons might be appropriate.

The following table presents the results of this analysis as of March 17, 2025, being the date of the Zeo Energy offer, with percentage premiums calculated based on closing prices of the corresponding period:

	Period
Scenario	1-Day	1-Month
1. All Transactions (Median)	25.4%	27.0%
2. Stock-for-stock (Median)	8.9%	10.3%
3. Below $100.0 million (Median)	30.3%	28.0%
4. Stock-for-stock and also below $100.0 million (Median)	7.4%	14.7%
Zeo Energy Offer	67.3%	61.2%

Estimated Residual Value

PEP Advisory reviewed and sensitized an analysis prepared by BRG, in consultation with Heliogen’s management, on the expected realizable value of the Heliogen assets that could be recovered by Heliogen Stockholders upon the completion of an orderly liquidation of the Company as of June 1, 2025. For further details of analysis prepared by BRG, please refer to the section of this proxy statement/prospectus captioned “Liquidation Analysis of Heliogen.” PEP Advisory, at the direction of Heliogen’s management, extrapolated such analysis to reflect a scenario where the orderly liquidation of Heliogen was expected to be completed on or about July 1, 2025 based on a linear analysis. The analysis was performed on a probability-weighted basis and includes on and off-balance sheet items, ongoing operations costs and projected administrative expenses for running the wind down process. A weighted value approach was used to better account for the complexity of some items such as Heliogen’s intellectual property portfolio.

The following table presents the results of this analysis:

	June 1		July 1
($ in Millions except otherwise noticed)	Weak	Strong	Weak	Strong
Asset Value – Total Value for Distribution	35.0	41.2	35.1	41.2
Admin Claims – Total	24.3	20.6	25.8	22.0
Proceeds Available For GUC	10.7	20.6	9.3	19.3
Total Unsecured Claims	3.4	2.9	3.4	2.9
Proceeds Available for Equity	7.3	17.7	5.9	16.4
Probability of Outcome	80%	20%	80%	20%
Prob. Weighted Expected Proceeds	9.4		8.0

Share Value (Heliogen $/Share)	1.42		1.21
Premium (Discount) of Zeo Offer of $1.51/Share to Liquidation Value	6.3%		24.8%

Zeo Energy Analyses

At the request of the Heliogen Board of Directors, PEP Advisory conducted several analyses in respect of Zeo Energy on a pro forma, post-Closing combined company basis using the Projections in order to assess the potential value of the shares of Zeo Energy Class A Common Stock to be received by holders of Heliogen Common Stock as Merger Consideration. The results of these analyses are described below.

Publicly Traded Company Analysis

PEP Advisory reviewed and analyzed financial information for Zeo Energy to corresponding financial information for publicly traded companies that PEP Advisory deemed comparable, based on its experience and professional judgement, to Zeo Energy. PEP Advisory calculated and compared trading multiples (principally Enterprise Value (“EV”)/EBITDA) for the selected companies based on information obtained from public filings and Bloomberg.

PEP Advisory applied the comparable 2026 EV/EBITDA multiple range to Zeo Energy’s 2026 EBITDA estimate derived from the Projections, which when adjusted for Zeo Energy’s net debt position resulted in an implied per share equity value range of $2.05 to $3.71 per share of Zeo Energy Class A Common Stock, as compared to the closing price of Zeo Energy Class A Common Stock of $1.60 as of May 21, 2025.

Discounted Cash Flow Analysis

PEP Advisory performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flow of the combined company on a pro forma, post-Closing basis using the Projections. PEP Advisory applied (i) a range of terminal value multiples of 6.0x to 8.0x to Zeo Energy estimated adjusted EBITDA for the year ending December 31, 2029; and (ii) discount rates ranging from 13.0% to 17.0%. The discounted cash flow analysis indicated an implied value reference range per share of Zeo Energy Class A Common Stock, on a post-Closing, pro forma combined company basis, of $4.74 to $6.79, as compared to the closing price of Zeo Energy Class A Common Stock of $1.60 as of May 21, 2025.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PEP Advisory’s opinion. In arriving at its fairness determination, PEP Advisory considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PEP Advisory made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

PEP Advisory prepared these analyses for purposes of PEP Advisory’s providing its opinion to the Heliogen Board of Directors as to the fairness from a financial point of view, as of the date of the opinion, of the per share Merger Consideration to be received by holders of shares of Heliogen Common Stock, excluding Cancelled Shares, pursuant to the Transactions as provided in the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Heliogen, Zeo Energy, PEP Advisory or any other person assumes responsibility if future results are materially different from those forecasts.

The Merger Consideration was determined through arm’s-length negotiations between Heliogen and Zeo Energy and was approved by the Heliogen Board of Directors. PEP Advisory provided advice to the Heliogen Board of Directors during these negotiations. PEP Advisory did not, however, recommend any specific exchange ratio or amount of merger consideration to the Heliogen Board of Directors or that any specific exchange ratio or amount of merger consideration constituted the only appropriate exchange ratio and/or amount of merger consideration for the proposed transaction.

As described above, PEP Advisory’s opinion to the Heliogen Board of Directors was one of many factors taken into consideration by the Heliogen Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by PEP Advisory in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of PEP Advisory attached as Annex C to this proxy statement/prospectus.

Heliogen selected PEP Advisory as its financial advisor based on PEP Advisory’s extensive knowledge of renewable energy finance, ability to navigate complex transactions, familiarity with Heliogen as well as its’ strong energy network. Pursuant to a letter agreement dated February 21, 2024, Heliogen engaged PEP Advisory to act as its financial advisor in connection with any potential strategic or financing transaction and agreed to pay PEP Advisory for its services rendered in connection with the Transactions. The aggregate fee expected to be paid by Heliogen to PEP Advisory for its services rendered in connection with the Transactions is estimated to be approximately $650,000 in the aggregate, comprised of (a) a $150,000 fairness opinion fee, which became payable upon the receipt by the Heliogen Board of Directors of the opinion from PEP Advisory, and (b) a separate $500,000 advisory fee, which is payable contingent upon consummation of the Transactions. In addition, Heliogen has agreed to reimburse PEP Advisory for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify PEP Advisory and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Heliogen Directors and Executive Officers in the Mergers

In considering the recommendation of the Heliogen Board of Directors with respect to the Merger Proposal and the Adjournment Proposal, Heliogen Stockholders should be aware that the directors and executive officers of Heliogen have interests in the Mergers that may be different from, or in addition to, the interests of Heliogen Stockholders generally. The members of the Heliogen Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Heliogen Stockholders approve the Merger Proposal and the Adjournment Proposal.

Equity Interests of Heliogen’s Directors and Executive Officers

The Heliogen equity awards held by Heliogen’s non-employee directors and executive officers immediately before the Effective Time will be treated as described below in the section entitled “The Merger Agreement — Treatment of Heliogen Equity Awards.”

The following table sets forth, for each person who has been a director or executive officer of Heliogen at any time since the beginning of Heliogen’s fiscal year ended December 31, 2024, (i) the number of shares of Heliogen Common Stock beneficially held, (ii) the number of shares of Heliogen Common Stock underlying the options to purchase Heliogen Common Stock (“Heliogen Options”), and (iii) the number of shares of Heliogen Common Stock underlying Heliogen RSUs, in each case expected to be held by such person on the date of the Closing, and the values of such shares of Heliogen Common Stock, Heliogen Options, and Heliogen RSUs, assuming the following and the additional assumptions in the footnotes to the table:

•        the Closing occurs on July 24, 2025;

•        the number of shares of Heliogen Common Stock and the number of shares underlying outstanding Heliogen Options and Heliogen RSUs is as of June 24, 2025, and excludes any additional grants that may occur following such date and any awards that are expected to vest or be paid in accordance with their terms following such date; and

•        the Per Share Purchase Price is equal to $1.80 (the average closing price of a share of Heliogen Common Stock over the first five business days following the first public announcement of the Mergers).

	Shares of Heliogen Common Stock		Heliogen Options		Heliogen RSUs
Name	Number of Shares (#)	Value ($)(1)	Number of Underlying Shares (#)	Value ($)(1)	Number of Underlying Shares (#)	Value ($)(1)
Executive Officers
Christiana Obiaya, Chief Executive Officer and Director	27,031	48,655.80	28,759	51,766.20	20,559	37,006.20
Phelps Morris, Chief Financial Officer	16,749	30,148.20	0	0	51,563	92,813.40

Directors
Julie Kane, Chairperson of the Heliogen Board of Directors	6,124	11,023.20	0	0	2,142	3,855.60
Stacey Abrams	6,552	11,793.60	0	0	2,142	3,855.60
Barbara Burger	3,850	6,930.60	0	0	2,996	5,392.80
Roger Lazarus	3,570	6,426.00	0	0	2,856	5,140.80
Phyllis W. Newhouse	33,725	60,705.00	0	0	2,142	3,855.60
Suntharesan Padmanathan	6,124	11,023.20	0	0	2,142	3,855.60
All of Heliogen’s current directors and executive officers as a group (8 persons)	103,725	186,705.00	28,759	51,766.20	86,542	155,775.60

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(1)      Equals (i) the number of shares of Heliogen Common Stock or the number of shares underlying Heliogen Options or Heliogen RSUs, as applicable, multiplied by (ii) the excess of the Per Share Purchase Price over the applicable per share exercise price, if any.

Change in Control and Severance Benefits under Existing Agreements

Heliogen Director Compensation Policy

Heliogen has granted Heliogen RSUs to its non-employe directors under Heliogen’s 2021 Equity Incentive Plan in accordance with the terms of Heliogen’s Non-Employee Director Compensation Policy (which we refer to as the “Heliogen Director Compensation Policy”). Under the Heliogen Director Compensation Policy, for each non-employee director of Heliogen that remains in continuous service through immediately prior to a “change in control” (as defined in Heliogen’s 2021 Equity Incentive Plan), the non-employee director’s then-outstanding equity awards that were granted under the Heliogen Director Compensation Policy will become fully vested immediately prior to the change in control. The Closing will constitute a change in control within the meaning of Heliogen’s 2021 Equity Incentive Plan and the Heliogen Director Compensation Policy.

Employment Agreements with Christie Obiaya and Phelps Morris

Ms. Obiaya and Mr. Morris each entered into an employment agreement with Heliogen that was amended in March 2025. Under each employment agreement, upon the applicable executive officer’s “qualifying termination” (which is a termination of the executive officer’s employment with Heliogen either by Heliogen for any reason other than for “cause,” death, or “disability” (as such terms are defined in the employment agreement) or by the executive officer for “good reason” (as defined in the employment agreement)), the executive officer will receive the following severance benefits, subject to execution of a release of claims: (i) a lump-sum cash payment equal to twelve months of the executive officer’s base salary, (ii) a lump-sum cash payment equal to twelve times the grossed-up premium for the first month of COBRA coverage for the executive officer and the executive officer’s eligible dependents, and (iii) if the applicable objectives and milestones have been met, a pro-rata portion of the bonus that the executive officer would have received with respect to the year in which the qualifying termination occurs.

Upon a qualifying termination of the applicable executive officer that occurs on or within twelve months following a change in control, the executive officer will receive the following severance benefits, subject to execution of a release of claims: (i) the base salary severance payment described above, (ii) the COBRA severance payment described above, (iii) a lump-sum cash payment equal to the executive officer’s target bonus for the year in which the qualifying termination occurs (in lieu of the pro-rata bonus payment described above), and (iv) the executive officer’s equity awards that are subject to time-based vesting will accelerate and become fully vested and exercisable.

Employment Arrangements Following the Mergers

As of the date of this proxy statement/prospectus, none of Heliogen’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Company or Zeo Energy; or (ii) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Company or Zeo Energy to be effective following the consummation of the Mergers. However, prior to the Effective Time, Zeo Energy may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of Heliogen’s employees to be effective as of the Effective Time.

Treatment of Heliogen Equity Awards

Each Heliogen Option that is outstanding immediately prior to the Effective Time will vest immediately prior to the Effective Time. Each Heliogen option having a per share exercise price that is less than the Per Share Purchase Price will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Heliogen Common Stock subject to such option (in an amount relating to the excess of the Per Share Exercise Price over the per share exercise price of such option).

Each Heliogen Option having a per share exercise price that is less than the Per Share Purchase Price outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be cancelled without any consideration being payable in respect thereof, and have no further force or effect.

At the Effective Time, each Heliogen RSU that is outstanding immediately prior to the Effective Time will vest as of the Effective Time and will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Heliogen Common Stock subject to such Heliogen RSU.

Indemnification and Insurance

Under the Merger Agreement, for six years after the Effective Time, Zeo Energy must shall cause the surviving company to, indemnify and hold harmless, all past and present directors and officers of Heliogen and its subsidiaries (the “Indemnified Parties”) against any costs and expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law and Heliogen governing documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such person serving as an officer, director, employee or other fiduciary of Heliogen, any of its subsidiaries or any other person if such service was at the request or for the benefit of Heliogen or any of its subsidiaries to the fullest extent permitted by applicable law and the Heliogen governing documents or the organizational documents of the applicable Heliogen subsidiary (as applicable) or any indemnification agreements with such persons in existence on the date of the Merger Agreement and made available to Zeo Energy prior to the date of the Merger Agreement.

Parties to the Merger Agreement agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in Heliogen’s or its subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement of Heliogen or a Heliogen subsidiary with any Indemnified Party in existence on the date of the Merger Agreement and made available to Zeo Energy prior to the date of the Merger Agreement shall survive the Transactions, including the Mergers, and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the six year anniversary of the Effective Time of a matter in respect of which such person intends in good faith to seek indemnification pursuant hereto, the provisions described hereto shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

In addition, for a period of six years following the Effective Time, Zeo Energy is required to maintain in effect the provisions in the organizational documents of Heliogen and any indemnification agreements with an indemnified party in existence as of the date of the Merger Agreement that were provided to Zeo Energy (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence as of the date of the Merger Agreement. No such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Mergers or any of the other Transactions).

At or prior to the effective time, Heliogen is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance prepaid “tail” insurance policy for a period of six years after the Effective Time with respect to matters arising at or prior to the Effective Time, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Heliogen for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the Merger Agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Heliogen may purchase as much coverage as reasonably practicable for such amount. Heliogen shall in good faith cooperate with Zeo Energy prior to Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

If Zeo Energy or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Zeo Energy or the Surviving Company, as the case may be, shall assume the obligations set forth in hereto. The rights and obligations described hereunder shall survive consummation of the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. Zeo Energy and Heliogen acknowledge and agree that the Indemnified Parties shall be third party beneficiaries hereto, each of whom may enforce the provisions thereof.

For additional information, please see the section of this proxy statement/prospectus titled “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.”

Zeo Energy’s Reasons for the Merger

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Zeo Energy board of directors through multiple board meetings carefully considered the Mergers and the transactions contemplated by the Merger Agreement, consulted with Zeo Energy’s management, as well as Zeo Energy’s financial and legal advisors, and considered a number of factors, including the following factors which it viewed as supporting its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (not in any relative order of importance):

•        the view that the acquisition of Heliogen will further empower Zeo Energy to serve its solar energy system customers through additional capital for sale, design, procurement, installation, and maintenance of residential solar energy systems;

•        the view that the combined company will have increased ability to scale and enhance opportunities for meaningful diversification in the energy systems market;

•        the view of (i) the combined company’s potential for improved financial performance and operations, and (ii) the combined company’s ability to serve customers through enhanced offerings, expanded capabilities, and increased investment in technology, research and development, compared to Zeo Energy on a stand-alone basis;

•        the view that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are favorable to completing the proposed transactions on a timely basis;

•        the fact that the Merger Agreement prohibits Heliogen from soliciting an alternative transaction from a third party and requires Heliogen to pay Zeo Energy a termination fee of $450,000 if Zeo Energy or Heliogen terminates the Merger Agreement under certain circumstances, including if Heliogen consummates or enters into an agreement with respect to a competing acquisition proposal within a certain time period;

•        that Zeo Energy stockholders immediately prior to the Mergers, will own approximately 89% of the Zeo Energy Common Stock (on a fully diluted basis giving effect to conversion of Zeo Energy’s Class V Common Stock) immediately following the Mergers, assuming the illustrative Exchange Ratio;

•        the amount and form of consideration to be paid in the transaction, including the fact that the Exchange Ratio will change in favor of Zeo Energy if there is an increase in Heliogen’s Fully Diluted Shares or if there is a specified decrease in Heliogen’s Net Cash at Closing;

•        the closing condition, in favor of Zeo Energy, that Zeo Energy would have the condition precedent to consummating the Mergers based on, among other things, that the Net Cash at Closing shall be equal to or greater than Ten Million U.S. Dollars ($10,000,000), and that the Net Cash at Closing is defined in the Merger Agreement after accounting for specific identified liabilities;

•        The Zeo Energy’s board of directors’ review and discussions with Zeo Energy management regarding the scope and results of the due diligence investigation of Heliogen conducted by Zeo Energy;

•        Zeo Energy’s management’s endorsement of the Mergers; and

•        that Zeo Energy’s highly skilled senior management team, including Mr. Timothy Bridgewater as Zeo Energy’s Chief Executive Officer, will continue to lead Zeo Energy following the closing of the Mergers.

The Zeo Energy board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the transactions, including the following (not in any relative order of importance):

•        the risk that the transactions may not be consummated in a timely manner, or at all, despite the parties’ efforts, and the potential negative effect of the failure of the Mergers to be completed on a timely basis or at all on Zeo Energy’s business;

•        the risk that Zeo Energy management’s attention to the completion of the Mergers may divert resources from other strategic opportunities and the operation of Zeo Energy’s business;

•        the risk that the potential strategic and financial benefits of the Mergers may not be fully or even partially achieved, or may not be achieved within the expected time frame, and that such anticipated benefits may not be reflected in the trading price of Zeo Energy Class A Common Stock following the completion of the Mergers;

•        the costs to Zeo Energy associated with the transactions, whether or not the Mergers are consummated;

•        the dilution that holders of Zeo Energy common stock prior to the consummation of the Mergers will experience as a result of the Mergers;

•        the risk that Heliogen stockholders may seek to sell a significant portion of the Zeo Energy Class A Common Stock they receive as Merger Consideration shortly after the consummation of the Mergers, which may cause a decline in the price of the Zeo Energy Class A Common Stock;

•        the risk that the value of the Zeo Energy Class A Common Stock could increase relative to the value of Heliogen Common Stock between the signing of the Merger Agreement and the completion of the Mergers and that holders of Heliogen Common Stock may thereby receive relatively a more valuable share of Zeo Energy Class A Common Stock than its value immediately prior to the announcement of the signing of the Merger Agreement;

•        the risks associated with the occurrence of specified events which may materially and adversely affect the business, operations or financial condition of Heliogen and its subsidiaries, although which may not entitle Zeo Energy to terminate the Merger Agreement;

•        the risk that, although the Merger Agreement prohibits Heliogen from soliciting an alternative transaction from a third party to acquire Heliogen, the Merger Agreement permits Heliogen to furnish nonpublic information to, and engage in discussions or negotiations with, a third party regarding a potential acquisition of Heliogen if, among other circumstances specified in the Merger Agreement, prior to receipt of the Heliogen stockholder approval, Heliogen receives an unsolicited bona fide written acquisition proposal from such third party to acquire Heliogen that did not result from a breach of Heliogen’s non-solicitation obligations and, among other requirements, the Heliogen board of directors determines in good faith, after consulting with Heliogen’s outside legal counsel and financial advisors, that such proposal constitutes, or would be reasonably expected to result in, a Superior Proposal;

•        the fact that the Merger Agreement places certain restrictions on the conduct of Zeo Energy’s business prior to completion of the Mergers, which may prevent Zeo Energy from making certain acquisitions or investments;

•        the risk that despite Zeo Energy’s due diligence efforts and assessments of disclosed and ascertainable liabilities, the combined business will be negatively affected by unexpected liabilities introduced to the combined business through the Mergers;

•        the effects of and changes in general competitive, economic, political and market conditions, fluctuations and volatility on Zeo Energy, Heliogen or the combined company; and

•        various other risks associated with the acquisition and the businesses of Zeo Energy, Heliogen and the combined company, some of which are described under the section entitled “Risk Factors.”

The Zeo Energy board of directors concluded that the potential negative factors associated with the Mergers were outweighed by the potential benefits of the Mergers. Accordingly, the Zeo Energy board of directors approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Zeo Energy board of directors is not intended to be exhaustive, but includes the material positive and negative factors considered by the Zeo Energy board of directors. Given the variety of factors considered in connection with its evaluation of the acquisition, the Zeo Energy board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. The Zeo Energy board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Zeo Energy board of directors based its determination on the totality of the information presented.

Listing of Zeo Energy Class A Common Stock; Deregistration of Heliogen Common Stock

Zeo Energy will use its reasonable best efforts to cause the shares of Zeo Energy Class A Common Stock to be issued in the First Merger to be listed for trading on Nasdaq, and following the Effective Time, the parties will cooperate in taking, or causing to be taken, all actions necessary to deregister the Heliogen Common Stock under the Exchange Act, effectively terminating Heliogen’s obligations to file periodic reports with the SEC pursuant to the Exchange Act. On June 20, 2024, the Heliogen Common Stock and Heliogen’s public warrants were delisted from the NYSE, and currently are trading.

Accounting Treatment of the Mergers

Zeo Energy and Heliogen prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Zeo Energy will be treated as the acquirer for accounting purposes.

Tax Treatment of the Mergers

The obligations of the parties to complete the Mergers are conditioned on, among other things, the receipt by each of Zeo Energy and Heliogen of an opinion from its respective outside counsel (or another nationally recognized law firm reasonably satisfactory to Zeo Energy or Heliogen, as applicable), each dated and based on the facts and law existing as of the date of the Mergers and relying upon customary assumptions and certain representations made by the parties, that, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the Mergers so qualify, U.S. Holders generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Zeo Energy Class A Common Stock in exchange for Heliogen Common Stock in the Mergers (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Zeo Energy Class A Common Stock). For additional information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”

The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is limited to U.S. Holders, is intended to provide only a general discussion, is not a complete analysis or description of all potential U.S. federal income tax consequences of the Mergers, and does not address tax consequences under U.S. federal laws other than those pertaining to U.S. federal income tax or under state, local, or non-U.S. laws. In addition, the tax consequences to each Heliogen Stockholder will depend on his, her or its particular circumstances. Accordingly, all Heliogen Stockholders are urged to consult their own tax advisors for a full understanding of the particular tax consequences of the Mergers.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger.

The summary of the Merger Agreement is included in this proxy statement/prospectus only to provide you with information regarding certain terms and conditions of the Merger Agreement, and not to provide any other factual information about Zeo Energy, the Merger Subs, Heliogen, or their respective subsidiaries or businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus, and as applicable in the documents incorporated by reference into this proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information”.

The representations, warranties and covenants contained in the Merger Agreement and described in this proxy statement/prospectus were made only for purposes of the Merger Agreement and as of specific dates set forth therein and may be subject to more recent developments, were made solely for the benefit of the other parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures and exceptions and by each parties’ filings with the SEC, for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the Merger Agreement do not survive the Effective Time. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or conditions of Zeo Energy, any of the Merger Subs, Heliogen or any of their respective affiliates or subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Zeo Energy or Heliogen.

The Merger

The Merger Agreement provides that subject to the terms and satisfaction (or, if applicable, waiver) of the conditions set forth therein, at the Effective Time (in accordance with the DGCL), Merger Sub I will be merged with and into Heliogen, whereupon the separate existence of Merger Sub I will cease, with Heliogen continuing as the surviving company of the merger and wholly owned subsidiary of Zeo Energy, which we refer to as the “First Surviving Corporation” and which merger we refer to as the “First Merger.” Immediately following the Effective Time (in accordance with the DGCL and DLLCA), Heliogen as the First Surviving Corporation will be merged with and into Merger Sub II (which we refer to as the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the First Surviving Corporation will cease, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Zeo Energy. We refer to the time of the Second Merger as the Second Effective Time, and we refer to this surviving wholly owned subsidiary of Zeo Energy, following the Second Merger of Heliogen into Merger Sub II, as the “Surviving Company.”

Merger Consideration

Subject to the terms and conditions of the Merger Agreement:

•        at the Effective Time, each issued and outstanding share of Heliogen Common Stock (other than Cancelled Shares) will be cancelled and automatically converted into the right to receive (i) a number of shares of Zeo Energy Class A Common Stock equal to the Exchange Ratio (as defined below), without interest (the “Share Merger Consideration”), and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled (the “Fractional Share Consideration” and together with the Share Merger Consideration, the “Merger Consideration”), subject to any required tax withholding.

•        at the Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or the Merger Subs, each share of Heliogen Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by Heliogen or is owned directly by Zeo Energy or the Merger Subs shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

•        at the Effective Time, each issued and outstanding share of common stock, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid and nonassessable share of common stock, par value $0.0001 per share, of the First Surviving Corporation, which shall constitute the only outstanding shares of the First Surviving Corporation immediately following the Effective Time.

•        At the Second Effective Time, each issued and outstanding share of First Surviving Corporation immediately prior to Second Effective Time shall be automatically canceled without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist, and each unit of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a unit of the Surviving Company.

All shares of Heliogen Common Stock, when so converted at the Effective Time, will cease to be issued and outstanding and will automatically be cancelled and cease to exist. Each holder of a share of Heliogen Common Stock that was outstanding immediately prior to the Effective Time will cease to have any rights with respect thereto, except the right to receive the Merger Consideration to which such holder is entitled (if any) by virtue of the Mergers and any dividends or other distributions payable to such holder pursuant to the Merger Agreement with respect to such shares upon such surrender.

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Heliogen Common Stock in connection with the Mergers. For more information, see the section entitled “No Appraisal Rights.”

Calculation of Exchange Ratio

As provided in the Merger Agreement, the “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration (as defined below) divided by (B) the fully diluted share count of Heliogen Common Stock outstanding as of immediately prior to the Effective Time (including shares underlying outstanding shares of preferred stock of Heliogen, par value $0.0001 per share (the “Heliogen Preferred Stock”) (if any), In-the-Money Options (as defined below), Heliogen’s restricted stock units, and the Commercial Warrants (as defined below) but excluding shares underlying SPAC Warrants (as defined below)) (the “Heliogen Fully-Diluted Shares”), by (ii) $1.5859 (which is the Parent Stock Price as defined in the Merger Agreement).

As provided in the Merger Agreement, the “Total Merger Consideration” is $10.0 million, less (x) 50% of any amount by which the Heliogen Net Cash at Closing (as defined below) is less than $13.0 million (the “Net Cash Collar Floor”), or plus (y) 50% of any amount by which the Heliogen Net Cash at the Closing is more than $16.0 million (the “Net Cash Collar Ceiling”).

For purposes of calculating the Heliogen Fully-Diluted Shares, the Merger Agreement provides that:

•        “In-the-Money Options” means options to purchase Heliogen Common Stock that are outstanding and unexercised as of immediately prior to the Effective Time, with an exercise price per share that is less than the price per share calculated by dividing the Merger Consideration (including any adjustment for Net Cash at Closing) by the Heliogen Fully-Diluted Shares.

“Commercial Warrants” means (i) the warrant to purchase shares of Heliogen Common Stock pursuant to the Commercial-Scale Demonstration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., (ii) the warrant to purchase shares of Heliogen Common Stock pursuant to the Collaboration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., and (iii) the warrants to purchase shares of Heliogen Common Stock issued to Cornerstone Government Affairs, Inc. on each of April 19, 2022 and August 14, 2023, in each case with an exercise price of $0.35 per share of Heliogen Common Stock.

•        “SPAC Warrants” means Heliogen’s (i) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, quoted on OTCQX (and prior to November 8, 2023, on the NYSE) under the trading symbol HLGNW; and (ii) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, each governed by the underlying warrant agreement dated March 16, 2021, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company.

The Merger Agreement provides that “Net Cash at Closing” consists of Closing Cash, plus Closing Current Assets, minus Liabilities, in each case determined as of the close of business on the Closing date without giving effect to the Closing in accordance with applicable accounting principles. However, in the event the Closing has not occurred on or prior to August 20, 2025 primarily due to delays caused by the Zeo Energy’s failure to file a required Exchange Act filing on a timely basis with the SEC, the Net Cash at Closing will be adjusted by the parties to an amount that reasonably takes into account the impacts of such delays, as reasonably agreed by the parties.

As defined in the Merger Agreement:

•        Closing Cash means the aggregate cash, cash equivalents, and short-term investments of Heliogen and its subsidiaries on hand or in bank accounts or investment accounts, including deposits in transit, minus the aggregate amount of outstanding and uncleared checks issued by or on behalf of Heliogen or its Subsidiaries and other withdrawals (and credits) in transit as of such time (calculated in accordance with applicable accounting principals);

•        “Closing Current Assets” means the consolidated current assets of Heliogen and its subsidiaries, excluding Closing Cash and any lease deposits; and

•        “Liabilities” means any and all debts, liabilities, and commitments of any kind or nature of Heliogen or its subsidiaries (on a consolidated basis), whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or otherwise, and whether arising under any law, rule, regulation, contract, agreement, order, judgment, or decree or otherwise, and, in each case, solely to the extent corresponding to the categories or ledger entries set forth on Annex II of the Merger Agreement contained elsewhere in this proxy statement/prospectus.

Zeo Energy’s obligation to consummate the Closing is conditioned on the Net Cash at Closing being equal to or greater than $10 million, unless such condition is waived by Zeo Energy.

The number of shares of Zeo Energy Class A Common Stock to be issued as the Merger Consideration based on the Exchange Ratio depends on the number of Heliogen Fully-Diluted Shares and the amount of the Heliogen Net Cash as of Closing, as described above. Solely for purposes of illustration, based on the Heliogen Fully-Diluted Shares as of June 24, 2025, the latest practicable date, which consisted of 6,605,298 Heliogen Fully-Diluted Shares, and assuming solely for illustration purposes that the amount of Net Cash at Closing is no less than $13.0 million and no greater than $16.0 million, then the Exchange Ratio would be approximately 0.9546. Based on this illustrative Exchange Ratio and the number of shares of Zeo Energy Class A Common Stock outstanding as of June 24, 2025, the former holders of Heliogen Common Stock would own approximately 11% of the outstanding Zeo Energy Common Stock immediately after the Closing on a fully diluted basis (which assumes conversion of Zeo Energy’s Clas V Common Stock). The Exchange Ratio (and resulting Merger Consideration) cannot be predicted with certainty and may significantly or materially vary from this illustrative Exchange Ratio, because this illustration is based on assumptions relating to the number of Heliogen Fully-Diluted Shares and assumptions relating to the Heliogen Net Cash at Closing, either of which may change between the date of this proxy statement/prospectus and the Closing.

Fractional Shares

Zeo Energy will not issue fractional shares of Zeo Energy Class A Common Stock in the Mergers. Instead, each holder of Heliogen Common Stock who otherwise would be entitled to receive fractional shares of Zeo Energy Class A Common Stock (after aggregating all shares of such holder) will be entitled to an amount in cash, without interest, equal to such fraction of a share of Zeo Energy Class A Common Stock to which such holder would otherwise be entitled multiplied by $1.5859, rounded to the nearest whole cent.

Exchange of Heliogen Common Stock for the Merger Consideration

Zeo Energy anticipates retaining Continental Stock Transfer & Trust Company, as the depositary and exchange agent for the Mergers to handle the exchange of Heliogen Common Stock for the Merger Consideration.

Book-Entry Shares

No holder of book-entry shares of Heliogen Common Stock will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares of Heliogen Common Stock to the exchange agent to receive the merger consideration. In lieu thereof, each book-entry share of Heliogen Common Stock will automatically upon the effective time be entitled to receive, and Zeo Energy will cause the exchange agent to pay and deliver in exchange therefor as promptly as reasonably practicable after the Effective Time the Merger Consideration (including cash in lieu of any fractional shares of Zeo Energy Class A Common Stock), and the payment of any dividends or other distributions, without interest, with respect to such shares of Heliogen Common Stock which prior to the exchange of such shares of Heliogen Common Stock had become payable with respect to the shares of Zeo Energy Class A Common Stock issuable as Merger Consideration.

No Interest

No interest will be paid or will accrue on any portion of the Merger Consideration payable upon surrender of or in respect of any Heliogen Common Stock.

Termination of Rights

At the Effective Time, the stock transfer books of Heliogen will be closed immediately, and there will be no further registration of transfers on the stock transfer books of Heliogen of any shares of Heliogen Common Stock that were outstanding immediately prior to the effective time. After the Effective Time, each share of Heliogen Common Stock that has not been surrendered will represent only the right to receive, upon such surrender, the Merger Consideration to which such holder is entitled by virtue of the Mergers and any dividends or other distributions payable to such holder with respect to such shares upon such surrender.

Treatment of Heliogen Equity Awards

Each Heliogen Option (whether vested or unvested) that is outstanding immediately prior to the Effective Time will vest immediately prior to the Effective Time. As provided in the Merger Agreement, and described above, the “Per Share Purchase Price” is equal to the Total Merger Consideration divided by the Heliogen Fully-Diluted Shares.

At the Effective Time, with respect to each Heliogen Option that is outstanding immediately prior to the Effective Time:

•        Each Heliogen Option having a per share exercise price that is less than the Per Share Purchase Price (i.e., a dollar amount (rounded up to the nearest cent) equal to (i) the Total Merger Consideration, divided by (ii) the number of Heliogen Fully-Diluted Shares) will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Heliogen Common Stock subject to such option (in an amount relating to the excess of the Per Share Exercise Price over the per share exercise price of such option).

•        Each Heliogen Option having a per share exercise price that is less than the Per Share Purchase Price will be cancelled without any consideration being payable in respect thereof, and such Heliogen Option shall have no further force or effect.

At the Effective Time, each Heliogen RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time will vest as of the Effective Time and will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Heliogen Common Stock subject to such Heliogen RSU.

Treatment of Heliogen Warrants

Each outstanding Commercial Warrant will accelerate to be fully vested as of immediately prior to the Effective Time in accordance with its terms. At the Effective Time, any Commercial Warrant then outstanding and unexercised will be automatically, without any action on the part of Zeo Energy, Heliogen or the Merger Subs, or the holder thereof, will be terminated and cancelled without any consideration being payable in respect thereof, and such Commercial Warrant will cease to represent a Commercial Warrant exercisable for shares of Heliogen Common Stock and have no further force or effect in accordance with its terms.

At the Effective Time, each outstanding and unexercised SPAC Warrant will, in accordance with its terms, automatically and without any action on the part of the holder thereof, cease to represent a SPAC Warrant in respect of Heliogen Common Stock and shall become a right to purchase and receive the Merger Consideration that such holder would have received if such holder had exercised such SPAC Warrant immediately prior to the Effective Time, subject to the terms and conditions of its warrant agreement. For the avoidance of doubt, after the Effective Time, any SPAC Warrant will represent only a right to receive the excess of the value of the Merger Consideration over the exercise price of such SPAC Warrant, as if such holder had exercised its SPAC Warrant immediately prior to the Effective Time, and shall not represent any rights in respect of any equity interests in Zeo Energy, the First Surviving Corporation or the Surviving Company.

Except for Heliogen Common Stock, and as described above regarding Heliogen options, Heliogen RSUs or Heliogen warrants, any and all other Heliogen convertible securities or other security of Heliogen shall at Effective Time be cancelled, retired and terminated, without any consideration therefor or liability of Heliogen, Merger Sub, Zeo Energy or the Surviving Company with respect thereto, and in each case cease to be outstanding or represent a right to acquire, be exchanged for or convert into shares of Heliogen Common Stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the Parties. These include representations and warranties of Heliogen with respect to:

•        organization, qualification and subsidiaries;

•        capitalization;

•        corporate authority;

•        governmental consents; no violation;

•        SEC reports and financial statements;

•        internal controls and procedures;

•        no undisclosed liabilities;

•        the absence of certain changes or events;

•        compliance with laws; permits;

•        employee benefit plans;

•        labor matters;

•        tax matters;

•        litigation, orders;

•        intellectual property;

•        privacy and data protection;

•        real property, assets;

•        material contracts;

•        environmental matters;

•        insurance;

•        information supplied for SEC filings;

•        opinion of financial advisor;

•        state takeover statutes; anti-takeover laws;

•        related party transactions; and

•        finders and brokers.

The Merger Agreement also contains customary representations and warranties of Zeo Energy and Merger Subs, including with respect to:

•        organization and qualification;

•        capitalization;

•        corporate authority relative to the merger agreement;

•        governmental consents; no violation;

•        SEC reports and financial statements;

•        internal controls and procedures;

•        no undisclosed liabilities;

•        absence of certain changes or events;

•        compliance with laws; permits;

•        litigation, orders;

•        information supplied;

•        valid issuance;

•        finders and brokers;

•        stock ownership;

•        no Merger Sub activity; and

•        tax matters.

Material Adverse Effect

A “Material Adverse Effect” with respect to Heliogen or Zeo Energy means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, or results of operations of such party and its subsidiaries, taken as a whole; except that no change, effect, development, circumstance, condition, fact, state of facts, event or occurrence resulting or arising from the following shall be deemed to constitute a material adverse effect or shall be taken into account when determining whether a material adverse effect exists or has occurred:

(a)     any changes after the date hereof in the U.S., regional, global or international economic conditions, including any changes after the date hereof affecting financial, credit, foreign exchange or capital market conditions;

(b)    any changes after the date hereof in conditions in any industry or industries in which the party and its subsidiaries operate;

(c)     any changes after the date hereof in general political, geopolitical, regulatory or legislative conditions in the U.S. or any other country or region of the world, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions;

(d)    any changes after the date hereof in GAAP or the interpretation thereof;

(e)     any changes after the date hereof in applicable Law or the interpretation thereof;

(f)     any failure by such party to meet any internal or published projections, estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “material adverse effect” may be taken into account);

(g)    any acts of terrorism or sabotage, cyberattack, war (whether or not declared), epidemics or pandemics, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof;

(h)    the execution and delivery of the Merger Agreement, the identity of the other party to the Merger Agreement or its subsidiaries, the pendency or consummation of the Merger Agreement, the Mergers and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of the Merger Agreement or the Transactions, including any litigation arising out of or relating to the Merger Agreement or the Transactions, in each case only to the extent directly resulting from the execution and delivery of the Merger Agreement, the identity of the other party to the Merger Agreement or any of its subsidiaries, the pendency or consummation of the Merger Agreement, the Mergers and the other Transactions, or the public announcement of the Merger Agreement and the Transactions, as applicable (provided, however, that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of the Merger Agreement, the pendency or consummation of the Merger Agreement, the Mergers and the other Transactions, or to address the consequences of litigation);

(i)     any action or failure to take any action which action or failure to act is explicitly requested in writing by the other party to the Merger Agreement or otherwise expressly required by the Merger Agreement, and, in either case, taken or not taken in accordance with the specifications of such request or requirement (other than pursuant to applicable restrictive covenants in the Merger Agreement); and

(j)     solely with respect to Heliogen, any of the Wind-Down Matters (as defined in that certain Disclosure Letter delivered by Heliogen to Zeo Energy in connection with the Merger Agreement).

However, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on such party or any of its subsidiaries relative to other companies operating in the industry or industries and geographies in which such party and its subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a material adverse effect exists or has occurred.

Conduct of Business Before Completion of the Mergers

Restrictions on Heliogen’s Operations

The Merger Agreement provides for certain restrictions on Heliogen’s and its subsidiaries’ activities until the earlier of the Effective Time or the date (if any) the Merger Agreement is terminated. In general, except as set forth in Heliogen’s confidential disclosure letter, specifically permitted or required by the Merger Agreement, required by applicable law, or consented to in writing by Zeo Energy (which, in certain specified cases, may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the Merger Agreement, Heliogen and each of its subsidiaries is required to use reasonable best efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice, including by (i) preserving intact its and their present business organizations, (ii) maintaining Heliogen’s insurance policies or comparable replacement policies with respect to the material assets, operations and activities of Heliogen and its subsidiaries, and (iii) keeping available the services of its and their present officers and other key employees (other than where termination of such services is for cause).

In addition, except as set forth in Heliogen’s confidential disclosure letter, specifically permitted or required by the Merger Agreement, required by applicable law, or consented to in writing by Zeo Energy (which, in certain specified cases, may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the Merger Agreement, Heliogen must not and must cause each of its subsidiaries not to, directly or indirectly:

•        amend, modify, waive, rescind, change or otherwise restate the certificate of incorporation, bylaws or equivalent organizational documents of Heliogen or any of its subsidiaries;

•        authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities), other than dividends or distributions made by wholly owned subsidiaries to Heliogen or to other wholly owned subsidiaries;

•        other than the Voting Agreements (as defined below), enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its capital stock or other equity interests or securities;

•        split, reverse split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for, shares of its capital stock or equity interests, except for (a) acceptance of shares as payment of option exercise price or withholding taxes in connection with equity awards, or (b) transactions among wholly owned subsidiaries;

•        issue, deliver, grant, sell, pledge or otherwise dispose of or encumber any shares of capital stock or equity interest in Heliogen or any of its subsidiaries, or any convertible securities, rights, warrants or similar interests, or cause vesting or exercisability of unvested equity awards, except as permitted by the Merger Agreement;

•        except as required by an existing benefit plan, (a) increase compensation or benefits, (b) grant severance or termination pay, (c) pay or commit to pay bonuses or incentives, (d) enter into new employment, severance or retention agreements, (e) establish, amend or terminate collective bargaining agreements or benefit plans, (f) amend or waive performance or vesting conditions, (g) terminate employees at vice president level or above (except for cause) or hire new employees, or (i) fund any rabbi trust or similar arrangement;

•        acquire or agree to acquire any equity interest in or assets of any person or business, or engage in any mergers or business combinations, other than transactions between wholly owned subsidiaries;

•        liquidate (completely or partially), dissolve, restructure, recapitalize or reorganize Heliogen or any subsidiary, or adopt any plan relating thereto;

•        make loans or capital contributions to, or investments in, any other person, other than between wholly owned subsidiaries or for reimbursable employee expenses in the ordinary course;

•        sell, transfer, abandon, or otherwise dispose of any material assets or subject them to liens, except in the ordinary course or among wholly owned subsidiaries;

•        enter into, amend, or terminate any contract related to material intellectual property, other than non-exclusive licenses or amendments in the ordinary course;

•        enter into or materially modify any material contract, or waive, release or assign any material rights, outside the ordinary course of business or without reasonable consultation with Zeo Energy;

•        except as set forth in Heliogen’s budget provided to Zeo Energy prior to signing, make or commit to capital expenditures in excess of specified thresholds;

•        initiate or settle litigation, other than collections in the ordinary course, unless meeting certain financial and legal thresholds;

•        make changes in accounting methods, policies or practices, except as required by GAAP or law;

•        materially amend privacy policies, except as required by law;

•        make or change material tax elections, amend material tax returns, or settle material tax liabilities or audits;

•        incur or modify any material indebtedness, or issue or sell debt securities or derivatives, except among wholly owned subsidiaries;

•        enter into transactions with affiliates required to be disclosed under Item 404 of Regulation S-K;

•        acquire or lease real property, or materially modify real estate leases, grant easements or permit waste or nuisance, outside the ordinary course;

•        convene any stockholder meeting other than the one required by the Merger Agreement;

•        modify or waive any material rights under permits outside the ordinary course;

•        adopt or amend any stockholder rights plan or “poison pill”;

•        take or agree to take any action that would reasonably be expected to materially delay, impede or prevent the closing of the transaction; or

•        agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Restrictions on Zeo Energy’s Operations

The Merger Agreement provides for certain restrictions on Zeo Energy’s and its subsidiaries’ activities until the earlier of the effective time or the date (if any) on which the Merger Agreement is terminated. In general, except as set forth in Zeo Energy’s confidential disclosure letter, specifically permitted or required by the Merger Agreement, required by applicable law or consented to in writing by Heliogen (which consent may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the Merger Agreement, Zeo Energy must not and must cause its subsidiaries not to, directly or indirectly:

•        amend, modify, waive, rescind, change or otherwise restate the organizational documents of Zeo Energy (whether by merger, consolidation, operation of law or otherwise) in a manner that would materially and adversely affect the holders of Heliogen Common Stock, or adversely affect the holders of Heliogen Common Stock relative to other holders of Zeo Energy Class A Common Stock;

•        authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Zeo Energy or any of its subsidiaries), except (i) dividends and distributions paid or made in the ordinary course of business consistent with past practice by Zeo Energy’s subsidiaries to Zeo Energy or any other wholly owned subsidiary of Zeo Energy or (ii) transactions that would require an adjustment to the merger consideration pursuant to the Merger Agreement and for which the proper adjustment is made;

•        split, combine, subdivide, reduce or reclassify any of its capital stock, except for any such transaction involving only wholly owned subsidiaries of Zeo Energy and any transaction that would require an adjustment to the merger consideration pursuant to the Merger Agreement and for which the proper adjustment is made;

•        adopt a plan of complete or partial liquidation or dissolution with respect to Zeo Energy or Merger Sub;

•        agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Heliogen Special Meeting and Heliogen Board Recommendation

The Merger Agreement requires Heliogen to (a) as promptly as practicable following effectiveness of the registration statement of which this proxy statement/prospectus forms a part, duly call, set a record date for, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the Heliogen Stockholder Approval of the Merger Proposal, and submit the Merger Proposal to its stockholders at such meeting. Heliogen is only entitled to adjourn or postpone the special meeting without Zeo Energy’s consent (x) after consultation with Zeo Energy, if adjournment or postponement is necessary to ensure any supplement or amendment to this proxy statement/prospectus or the registration statement required by law is provided to stockholders within a reasonable amount of time in advance of the special meeting, or (y) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the special meeting or to obtain approval of the merger proposal (to allow additional time for solicitation of proxies for purposes of obtaining a quorum or to obtain approval of the merger proposal), subject to certain limits on the number and length of such adjournments or postponements.

Heliogen will use its reasonable best efforts to (A) solicit from the Heliogen Stockholders proxies in favor of the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement and (B) take all other action necessary or advisable to secure the Heliogen stockholder approval of the Merger Proposal, including, unless the Heliogen board has validly made a change of recommendation in accordance with the terms of the Merger Agreement, by communicating to the Heliogen Stockholders the Heliogen Board Recommendation in favor of the Merger Proposal and including the Heliogen Board Recommendation in favor of the Merger Proposal in this proxy statement/prospectus.

Even if an adverse recommendation change has been made pursuant to the terms of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the Heliogen Special Meeting will be convened and the Merger Agreement will be submitted to the Heliogen Stockholders for approval at the Heliogen Special Meeting, and the obligations of the parties under the Merger Agreement will continue in full force and effect and will not be affected by the commencement, public proposal, public disclosure or communication to Heliogen of any acquisition proposal, as defined below under the section entitled “— No Solicitation of Other Acquisition Proposals.”

No Appraisal Rights

Stockholders are not entitled to appraisal rights under Delaware law in connection with the Mergers and related transactions. See the section entitled “No Appraisal Rights.”

No Solicitation of Other Acquisition Proposals

Under the terms of the Merger Agreement, subject to certain exceptions described below, Heliogen has agreed that, from the date of the Merger Agreement on May 28, 2025 until the earlier of the Effective Time or the date (if any) on which the Merger Agreement is terminated, Heliogen will not and will cause its subsidiaries, and its and their respective officers and directors not to, and Heliogen will use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:

(a)     solicit, initiate, participate in or knowingly encourage or facilitate (including by way of providing information or taking any other action) any inquiry, indication of interest, request, proposal or offer, or the making, submission or announcement of any inquiry, indication of interest, request, proposal or offer, which constitutes or would be reasonably expected to lead to an acquisition proposal (as defined below);

(b)    participate in any negotiations regarding, or furnish to any person any nonpublic information relating to Heliogen or any of its subsidiaries in connection with, an actual or potential acquisition proposal;

(c)     adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any acquisition proposal or Heliogen acquisition agreement;

(d)    withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy, the Heliogen Board Recommendation, or resolve or agree to take any such action;

(e)     if an acquisition proposal has been publicly disclosed, fail to publicly recommend against any such acquisition proposal within 10 business days after the public disclosure of such acquisition proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy of Merger Sub, such rejection of such acquisition proposal) and reaffirm the Heliogen board’s within such 10-business day period (or, if earlier, by the second business day prior to Heliogen’s special meeting);

(f)     fail to include the Heliogen board’s recommendation in the proxy statement/prospectus;

(g)    approve, or authorize, or cause or permit Heliogen or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any acquisition proposal (other than certain confidentiality agreements);

(h)    call or convene a meeting of Heliogen Stockholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the transactions contemplated by the Merger Agreement;

(i)     take any affirmative action to make any takeover statute or any applicable provisions of Heliogen’s governing documents or the SRA Amendment, inapplicable to any acquisition proposal (other than the transactions contemplated by the Merger Agreement); or

(j)     resolve or agree to do any of the foregoing.

We refer to each action set forth in clauses (c), (d), (e), (f), and (i) (to the extent clause (i) is related to the foregoing clauses (c), (d) or (e)) above as a “Change of Recommendation.”

In addition, under the Merger Agreement, Heliogen has agreed that:

•        it will and will cause its subsidiaries, and its and their respective officers and directors to, and Heliogen will use its reasonable best efforts to cause its and its subsidiaries’ other representatives to, immediately cease any and all existing solicitations, discussions or negotiations with any persons, or provision of any nonpublic information to any persons, with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal; and

•        it will promptly, after the May 28, 2025 (and in any even within two (2) business days following May 28, 2025, terminate access to any physical or electronic data rooms relating to a possible acquisition proposal by such person and its representatives.

Under the Merger Agreement, Heliogen must enforce, and not waive, terminate or modify without Zeo Energy’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Heliogen board determines in good faith after consultation with Heliogen’s outside legal counsel that the failure to waive a particular standstill provision would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law, Heliogen may, with prior written notice to Zeo Energy, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of the Merger Agreement) to make, on a confidential basis to the Heliogen board, an acquisition proposal, conditioned upon such person agreeing to disclosure of such acquisition proposal to Zeo Energy, in each case as contemplated by the Merger Agreement.

Notwithstanding the limitations described above, if Heliogen receives, prior to the receipt of the Heliogen stockholder approval, a bona fide written acquisition proposal that did not result from a breach of Heliogen’s non-solicitation obligations, then Heliogen, its subsidiaries and its representatives are permitted to contact the person or any of its representatives who has made such acquisition proposal solely to clarify the terms and conditions of such acquisition proposal so that Heliogen may inform itself about such acquisition proposal. For the avoidance of doubt, any violation of the restrictions set forth above by (x) a Heliogen subsidiary, (y) a director or officer of Heliogen or any Heliogen subsidiary or (z) any other representatives acting on behalf of Heliogen or any Heliogen subsidiary shall be a breach of the obligations described in this section.

Further, Heliogen, its subsidiaries and its representatives are permitted to furnish nonpublic information to such person and engage in discussions or negotiations with such person with respect to the acquisition proposal, as long as:

•        the Heliogen board determines in good faith, after consulting with Heliogen’s outside legal counsel and financial advisors, that such proposal constitutes, or would reasonably be expected to result in, a superior proposal;

•        the Heliogen board determines in good faith, after consulting with Heliogen’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; and

•        (x) prior to providing any such nonpublic information, the person making the acquisition proposal enters into a confidentiality agreement that contains terms that are no less favorable in the aggregate to Heliogen than those contained in the confidentiality agreement between Zeo Energy and Heliogen and the Heliogen also provides Zeo Energy, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Zeo Energy, and (y) engage in discussions or negotiations with such person with respect to such acquisition proposal.

Under the Merger Agreement, Heliogen will notify Zeo Energy promptly (and in any event within 24 hours) of Heliogen’s or its respective representatives’ receipt of any acquisition proposal, any proposals or inquiries that would reasonably be expected to lead to an acquisition proposal, or any inquiry or request for nonpublic information relating to Heliogen or any Heliogen subsidiary by any person who has made or would reasonably be expected to make any acquisition proposal. Such notice shall indicate the identity of the person making the acquisition proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including a complete, unredacted copy of all written proposals, written indications of interest and/or draft agreements relating to, and/or other written materials that describe any of the terms and conditions of, such acquisition proposal, or, if such acquisition proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting Heliogen’s other obligations described in this section, Heliogen shall keep Zeo Energy reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such acquisition proposal or potential acquisition proposal and keep Zeo Energy reasonably informed on a prompt and timely basis as to the nature of any information requested of Heliogen with respect thereto and provide to Zeo Energy copies of all proposals, offers and proposed agreements relating to an acquisition proposal received by Heliogen or its representatives, or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting Heliogen’s other obligations described in this section, Heliogen shall promptly provide (and in any event within twenty-four (24) hours) to Zeo Energy any material nonpublic information concerning Heliogen provided or made available to any other person in connection with any acquisition proposal that was not previously provided to Zeo Energy.

Without limiting the foregoing, Heliogen will promptly (and in any event within 24 hours after such determination) inform Zeo Energy in writing if Heliogen determines to begin providing information or to engage in discussions or negotiations concerning an acquisition proposal to the extent otherwise permitted by the Merger Agreement. Heliogen shall not take any action to exempt any person other than Zeo Energy or Merger Sub from the restrictions contained in any applicable takeover statute, the SRA Amendment or in the Heliogen governing documents or otherwise cause such restrictions not to apply. Heliogen agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits Heliogen from providing any information to Zeo Energy in accordance with, or otherwise complying the obligations described in this section.

An “acquisition proposal” for purposes of the Merger Agreement means any offer, proposal or indication of interest from any person or entity, other than a proposal or offer by Zeo Energy or a subsidiary of Zeo Energy, at any time relating to any transaction or series of related transactions involving:

•        any acquisition or purchase by any person, directly or indirectly, of more than 15% of any class of outstanding Heliogen voting or equity securities (whether by voting power or number of shares);

•        any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 15% of any class of outstanding Heliogen voting or equity securities (whether by voting power or number of shares);

•        any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction, in each case involving Heliogen and any other person or group, pursuant to which the Heliogen Stockholders immediately prior to such transaction hold less than 85% of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or

•        any sale, lease, exchange, transfer or other disposition to any person or group of more than 15% of the consolidated assets of Heliogen and its subsidiaries (measured by fair market value).

A “superior proposal” for purposes of the Merger Agreement means a bona fide, written acquisition proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to eighty percent (80%) and twenty percent (20%), respectively) by a third party, which the Heliogen Board of Directors determines in good faith after consultation with Heliogen’s outside legal counsel and financial advisors (and after giving effect to any changes to the terms of the Merger Agreement proposed by Zeo Energy in a binding written offer in accordance with the conditions described in this section, if any) (i) reasonably likely to be consummated if accepted and (ii) to be more favorable to the Heliogen Stockholders from a financial point of view than the Mergers and the Transactions, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation) and the Merger Agreement (and, if applicable, any changes to the terms of the Merger Agreement proposed by Zeo Energy pursuant to the conditions set out in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”)).

Change of Recommendation; Match Rights

At any time prior to the receipt of Heliogen stockholder approval of the Merger Proposal:

•        the Heliogen board may make a change of recommendation in response to an intervening event (as defined below) if the Heliogen board has determined in good faith, after consultation with Heliogen’s outside legal counsel and financial advisors, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; or

•        the Heliogen board may make a change of recommendation and cause Heliogen to terminate the Merger Agreement in order to enter into a definitive agreement providing for an unsolicited acquisition proposal that did not result from a breach of Heliogen’s non-solicitation obligations (subject to payment by Heliogen to Zeo Energy of the termination fee described under the section entitled “— Termination Fee” and “— Expenses”), which the Heliogen board has determined in good faith after consultation with Heliogen’s outside legal counsel and financial advisors is a superior proposal, but only if the Heliogen board has determined in good faith, after consultation with Heliogen’s outside legal counsel and financial advisors, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to making a change of recommendation for any reason set forth above, Heliogen must provide Zeo Energy with four business days’ prior written notice advising Zeo Energy that the Heliogen board intends to make a change of recommendation. The notice must specify in reasonable detail the reasons for such change of recommendation due to an intervening event, or the material terms and conditions of the acquisition proposal (including a copy of any proposed definitive agreement) for any change of recommendation due to a superior proposal. In each case, Heliogen must procure that its representatives negotiate in good faith (solely to the extent Zeo Energy desires to negotiate) any proposal by Zeo Energy to amend the Merger Agreement in a manner that would eliminate the need for the Heliogen board to make such change of recommendation, and the Heliogen board must make the required determination regarding its fiduciary duties again at the end of such four business day negotiation period (after taking into account in good faith the amendments to the Merger Agreement proposed by Zeo Energy, if any). With respect to any change of recommendation in response to a superior proposal, if there is any material amendment, revision or change to the terms of the then-existing superior proposal (including any revision to the amount, form or mix of consideration proposed to be received by Heliogen Stockholders as a result of such superior proposal), Heliogen must notify Zeo Energy of each such amendment, revision or change and the applicable four-day business period will be extended until at least three business days after the time that Zeo Energy receives notification of such revision.

An “intervening event” for purposes of the Merger Agreement means any change, effect, development, circumstance, condition, facts, state of facts, event or occurrence that is material to Heliogen and its subsidiaries, taken as a whole, and was not known by or reasonably foreseeable to Heliogen or the Heliogen board as of or before May 28, 2025 (the date of the Merger Agreement), except that in no event will the following events, changes or developments constitute an “intervening event”: (a) the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof, or (b) changes in the market price or trading volume of the Heliogen Common Stock, the Zeo Energy Class A Common Stock or any other securities of Heliogen, Zeo Energy or their respective subsidiaries, or any change in credit rating or the fact that Heliogen meets or exceeds (or that Zeo Energy fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that, with respect to this clause (b), the underlying facts or occurrences giving rise to such meeting or exceeding of expectations or projections or such changes or lack thereof in market price or trading volume may be taken into account in determining whether there has been an intervening event, to the extent not otherwise excluded from this definition).

Nothing in the Merger Agreement prohibits Heliogen or the Heliogen board from (a) disclosing to Heliogen Stockholders a position contemplated by Item 1012(a) of Regulation M-A or Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (b) making any “stop, look and listen” communication to Heliogen Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (c) making any legally required disclosure to Heliogen Stockholders with regard to an acquisition proposal, in each case so long as any such actions (x) includes an express reaffirmation of the Heliogen board’s recommendation that Heliogen Stockholders approve the transaction contemplated by the Merger Agreement, including the merger, and adopt the Merger Agreement, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a change of recommendation under the Merger Agreement.

Access

From the date of the Merger Agreement until the earlier of the effective time or the date (if any) on which the Merger Agreement is terminated, to the extent permitted by applicable law, Heliogen shall, and shall cause each Heliogen subsidiary to, afford to Zeo Energy and Zeo Energy’s representatives reasonable access during normal business hours and upon reasonable advance written notice to Heliogen’s and Heliogen subsidiaries’ offices, properties, contracts, personnel, books and records (so long as any such access does not unreasonably interfere with the Heliogen’s business), and during such period, Heliogen shall, and shall cause the Heliogen subsidiaries to, use reasonable best efforts to furnish as promptly as practicable to Heliogen all information (financial or otherwise) concerning its business, properties, offices, contracts and personnel as Zeo Energy may reasonably request for the purpose of consummating the Mergers or reasonable transition and integration planning. Notwithstanding the foregoing, Heliogen shall not be required by this section to provide Zeo Energy or Zeo Energy’s representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that, at Zeo Energy’s written request, Heliogen shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good faith judgment of Heliogen, would violate applicable law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such law) or (iii) the disclosure of which, in the reasonable good faith judgment of Heliogen, would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that Heliogen shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney-client, attorney work product or other legal privilege). Without limiting the foregoing, from the date of the Merger Agreement until the earlier of the effective time or the date (if any) on which the Merger Agreement is terminated, not less than once per calendar week, Heliogen will provide to Zeo Energy the consolidated cash balance of Heliogen and its subsidiaries, as reflected in the accounting system of Heliogen and its subsidiaries.

Tax Matters

Under the Merger Agreement, none of the parties shall (and each party shall cause its respective subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The parties intend to report and, except to the extent otherwise required by a “determination” as such term is used in Section 1313 of the Code, shall report, for U.S. federal income tax purposes, the Mergers, taken together, as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties and their respective affiliates and representatives shall promptly notify the other party when such notifying party knows or has reason to believe that the Mergers may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and whether the terms of the Merger Agreement could be reasonably amended in order to facilitate the Mergers qualifying as a “reorganization” within the meaning of Section 368(a) of the Code).

Each of the parties shall use its reasonable best efforts and will cooperate in good faith with one another to obtain certain tax opinions from each of Zeo Energy’s and Heliogen’s counsel (or, with respect to the closing tax opinions, applicable replacement counsel). In connection therewith, each party will deliver to each of Zeo Energy’s and Heliogen’s counsel (or applicable replacement counsel) a representation letter dated as of the Closing Date (and as of the date the registration statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the registration statement or its exhibits) and signed by an officer of Zeo Energy or Heliogen, as applicable (in each case, the representation letter will contain representations reasonably satisfactory in form and substance to each of Zeo Energy’s and Heliogen’s counsel and as are reasonably necessary or appropriate to allow each of Zeo Energy’s and Heliogen’s counsel (or applicable replacement counsel) to provide the opinions specified in the Merger Agreement).

Prior to the Closing, Heliogen shall deliver to Zeo Energy a certificate in a form reasonably acceptable to Zeo Energy dated as of within thirty (30) days prior to the Closing and certifying that Heliogen has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Required Efforts

Under the Merger Agreement, each of Zeo Energy and Heliogen are required to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement as soon as practicable.

Employee Matters

Prior to the Closing, Zeo Energy may, on behalf of Heliogen and its subsidiaries, make new offers of employment by Heliogen or its subsidiaries to employees of Heliogen or its subsidiaries, such new employment terms to be in effect immediately after the Effective Time. Additionally, prior to the Closing, Zeo Energy may provide to the Company a written list of employees of Heliogen or its subsidiaries that Zeo Energy desires to be terminated as of the Effective Time, and Heliogen and its subsidiaries will terminate such employees as of the Effective Time, which terminated employees will not be Continuing Employees (as defined below). Effective as of immediately after the Effective Time and for a period of twelve (12) months thereafter, Zeo Energy shall provide to each employee of Heliogen and its subsidiaries who continues to be employed by Zeo Energy or any subsidiary thereof (including Heliogen or its subsidiaries) (the “Continuing Employees”), (i) a base salary or wage rate, as applicable, and an annual cash incentive compensation opportunity that, in the aggregate, are no less favorable than those in effect for such Continuing Employee as of immediately after the Effective Time, and (ii) employee benefits (including retirement and health and welfare benefits, but excluding cash and equity compensation) that, in the aggregate, are substantially comparable in the aggregate to those in effect for such Continuing Employee immediately after the Effective Time. If Zeo Energy or any Zeo Energy subsidiary does not comply with the obligations of the above sentence with respect to a Continuing Employee, Zeo Energy shall be obligated to offer the Continuing Employee the option of (i) employment termination and receiving the severance benefit described in the next sentence, or (ii) continued employment with the compensation and benefit plans offered by Zeo Energy at that time. With respect to each Continuing Employee who is not eligible to receive severance benefits pursuant to a an applicable Heliogen benefit plan immediately prior to the Effective Time, for a period of twelve (12) months after the Effective Time, Zeo Energy shall provide to each such Continuing Employee severance benefits that are no less favorable than those set forth in the disclosure letter provided under the terms of the Merger Agreement.

For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Zeo Energy and its subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Zeo Energy and its subsidiaries would use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, credit for his or her years of service with Heliogen and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar applicable Heliogen benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent (i) that its application would result in a duplication of benefits, (ii) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan or long-term incentive plan, (iii) for purposes of any plan, program or arrangement under which similarly situated employees of Zeo Energy and its subsidiaries do not receive credit for prior service or (iv) for purposes of any plan that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, and without limiting the generality of the foregoing, (x) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Zeo Energy or its applicable subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions were not waived under the Company Benefit Plan (as defined in the Merger Agreement) of the same type in which such Continuing Employee participated immediately prior to the Effective Time (“Old Plan”) and (y) Zeo Energy and its applicable subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of- pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Nothing in the Merger Agreement or foregoing provisions shall confer upon any Continuing Employee any right to continue in the employ or service of Zeo Energy or any affiliate of Zeo Energy, including after the Closing, Heliogen or its subsidiaries, or shall interfere with or restrict in any way the rights of Zeo Energy or any affiliate of Zeo Energy, including after the Closing, Heliogen or its subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Zeo Energy, the Company or any affiliate of Zeo Energy and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. These provisions are not any amendment or other modification of any Heliogen benefit plan or employee benefit plan of Zeo Energy or the Surviving Company or create any third party rights in any current or former service provider of Heliogen or its affiliates (or any beneficiaries or dependents thereof).

Directors’ and Officers’ Indemnification and Insurance

Under the Merger Agreement, for six years after the Effective Time, Zeo Energy must shall cause the surviving company to, indemnify and hold harmless, all past and present directors and officers of Heliogen and its subsidiaries (which we refer to as the “Indemnified Parties”) against any costs and expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law and Heliogen governing documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the effective time, in connection with such person serving as an officer, director, employee or other fiduciary of Heliogen, any of its subsidiaries or any other person if such service was at the request or for the benefit of Heliogen or any of its subsidiaries to the fullest extent permitted by applicable law and the Heliogen governing documents or the organizational documents of the applicable Heliogen subsidiary (as applicable) or any indemnification agreements with such persons in existence on the date of the Merger Agreement and made available to Zeo Energy prior to the date of the Merger Agreement.

Parties to the Merger Agreement agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in Heliogen’s or its subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement of Heliogen or a Heliogen subsidiary with any Indemnified Party in existence on the date of the Merger Agreement and made available to Zeo Energy prior to the date of the Merger Agreement shall survive the Transactions, including the Mergers, and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the six year anniversary of the Effective Time of a matter in respect of which such person intends in good faith to seek indemnification pursuant hereto, the provisions described herein shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

In addition, for a period of six years following the effective time, Zeo Energy is required to maintain in effect the provisions in the organizational documents of Heliogen and any indemnification agreements with an indemnified party in existence as of the date of the Merger Agreement that were provided to Zeo Energy (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence as of the date of the Merger Agreement. No such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Mergers or any of the other Transactions).

At or prior to the effective time, Heliogen is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance prepaid “tail” insurance policy for a period of six years after the Effective Time with respect to matters arising at or prior to the Effective Time, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Heliogen for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the Merger Agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Heliogen may purchase as much coverage as reasonably practicable for such amount. Heliogen shall in good faith cooperate with Zeo Energy prior to Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

In the event Zeo Energy or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Zeo Energy or the Surviving Company, as the case may be, shall assume the obligations set forth hereto. The rights and obligations described herein shall survive consummation of the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. Zeo Energy and Heliogen acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of the Merger Agreement, each of whom may enforce the provisions thereof.

Other Covenants and Agreements

The Merger Agreement contains additional covenants and agreements relating to, among other matters, including:

•        consultation and consent rights regarding any press releases or other public statements with respect to the Merger Agreement, the Mergers, or the other Transactions;

•        certain additional employee and employee benefit matters;

•        certain reporting requirements under Section 16(a) of the Exchange Act;

•        notice, cooperation and coordination relating to transaction-related litigation, if any;

•        resignations of Heliogen directors;

•        the approval for the listing of the Zeo Energy Class A Common Stock to be issued in connection with the Mergers on Nasdaq; and

at least one (1) day after the Second Effective Time, Zeo Energy shall transfer all of the outstanding equity of the Surviving Company to OpCo (the “Contribution”) in exchange for a number of OpCo Manager Units equal to the number of shares of Zeo Energy Class A Common Stock issued as Merger Consideration. Heliogen, Zeo Energy and the Merger Subs intend to report and, except to the extent otherwise required by a determination as such term is used in Section 1313 of the Code, shall report, for U.S. federal income tax purposes, and, with respect to the Mergers, the Contribution as a transfer of the assets of the Surviving Company that satisfies the continuity of business enterprise requirements under Treasury Regulations Section 1.368-1(d)(4)(iii).

Conditions to the Mergers

The respective obligations of each Party to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Zeo Energy, the Merger Subs and Heliogen in writing, as the case may be:

•        Heliogen Stockholder Approval.    Heliogen shall have obtained Heliogen Stockholder Approval.

•        Nasdaq Listing.    The shares of Zeo Energy Class A Common Stock to be issued in the Mergers shall have been approved for listing on Nasdaq (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

•        Form S-4.    The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by or before the SEC seeking a stop order.

•        No Legal Prohibition.    No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

The obligations of Zeo Energy and the Merger Subs to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Zeo Energy and the Merger Subs in writing, as the case may be:

•        Representations and Warranties.    (i) Specified representations and warranties of Heliogen that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Heliogen set forth in Section 3.8(a) of the Merger Agreement shall be true and correct in all respects; and (iii) the other representations and warranties of Heliogen set forth in the Merger Agreement (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct as of the date of the Merger Agreement and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        Performance of Covenants.    Heliogen shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

•        No Material Adverse Effect.    No Material Adverse Effect of Heliogen shall have occurred on or after the date of the Merger Agreement and be continuing as of immediately prior to the Effective Time.

•        Company Officer Certificate.    Zeo Energy and the Merger Subs shall have received from Heliogen a certificate, dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the bullets immediately above have been satisfied.

•        Zeo Energy Tax Opinion.    Zeo Energy shall have received the written opinion of Zeo Energy’s counsel, Ellenoff Grossman & Schole LLP, or another nationally recognized law firm reasonably satisfactory to Zeo Energy, dated as of the Closing Date and in form and substance reasonably satisfactory to Zeo Energy, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Zeo Energy’s counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to Zeo Energy) may rely upon the Heliogen Tax Representation Letter and the Zeo Energy Tax Representation Letter.

•        Rights Agreement Amendment.    The SRA Amendment shall be in full force and effect, and the Rights Agreement and each of the Preferred Share Purchase Rights shall automatically terminate (or, to the extent a Person other than Zeo Energy shall have become an “Acquiring Person” (as defined therein) under the Rights Agreement prior to the Closing such that the Preferred Share Purchase Rights become exercisable thereunder, be exchanged for shares of Heliogen Common Stock entitled to receive the Merger Consideration) upon or immediately prior to the Effective Time.

•        Minimum Net Cash at Closing.    The Net Cash at Closing shall be equal to or greater than $10.0 million.

The obligations of Heliogen to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Heliogen:

•        Representations and Warranties.    (i) Specified representations and warranties of Zeo Energy and the Merger Subs that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Zeo Energy and Merger Sub set forth in Section 4.8 of the Merger Agreement shall be true and correct in all respects; and (iii) the other representations and warranties of Zeo Energy and the Merger Subs set forth in the Merger Agreement (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct as of the date of the Merger Agreement and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        Performance of Obligations of Zeo Energy and Merger Sub.    Each of Zeo Energy and the Merger Subs shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Closing.

•        Zeo Energy Closing Certificate.    Heliogen shall have received from Zeo Energy a certificate dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in clauses (a) and (b) immediately above have been satisfied.

•        Heliogen Tax Opinion.    Heliogen shall have received a written opinion from Heliogen’s counsel, Cooley, or another nationally recognized law firm reasonably satisfactory to Heliogen, dated as of the Closing Date and in form and substance reasonably satisfactory to Heliogen, to the effect that, on the basis of facts, representations and assumptions, set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Heliogen’s counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to Heliogen) may rely upon the Heliogen Tax Representation Letter and the Zeo Energy Tax Representation Letter.

•        Zeo Energy Filings.    Zeo Energy shall have filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025. The Zeo Energy 10-Q was filed on June 16, 2025, and so this condition was satisfied.

Termination of the Merger Agreement

Termination by Zeo Energy or Heliogen

The Merger Agreement may be terminated at any time before the Effective Date:

•        by mutual written consent of Zeo Energy and Heliogen; or

•        by either Zeo Energy or Heliogen, if:

•        any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions contemplated by the Merger Agreement;

•        the Effective Time shall not have occurred on or prior to 5:00 p.m. New York City time on September 29, 2025 (the “Outside Date”); provided that in the event that (x) the Effective Time has not occurred prior to the original Outside Date and the only conditions to Closing that has not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are then capable of being satisfied) are the mutual conditions to closing of each of Heliogen and Zeo Energy regarding the Heliogen Stockholder Approval, applicable approval by Nasdaq of the listing of Zeo Energy Class A Common Stock issued in the Mergers at Closing, and the registration statement, of which this proxy statement/prospectus forms a part, being declared effective by the SEC and (y) the SEC shall have conducted a review of the Form S-4 after it was initially filed with the SEC, then the Outside Date shall automatically be extended to November 12, 2025; provided further, that the right to terminate the Merger Agreement shall not be available to any party whose breach of a covenant under the Merger Agreement in any material respect has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

•        the Heliogen Stockholder Approval has not been obtained upon a vote taken thereon at the Heliogen special meeting duly convened therefor or at any adjournment or postponement thereof.

Termination by Heliogen

The Merger Agreement may be terminated at any time before Closing by Heliogen:

•        if (1)(a) Zeo Energy or the Merger Subs has breached, failed to perform or violated their respective covenants or agreements under the Merger Agreement, which breach, failure to perform or violation would reasonably be expected to have a material adverse effect on Zeo Energy or (b) any of the representations and warranties of Zeo Energy or Merger Subs in the Merger Agreement have become inaccurate, which inaccuracy (without giving effect to any qualification as to materiality or material adverse effect contained therein) would reasonably be expected to have a material adverse effect on Zeo Energy; (2) such breach, failure to perform, violation or inaccuracy is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured before the earlier of the business day immediately prior to the Outside Date and the 20th calendar day following receipt of written notice from Heliogen of such breach, failure to perform, violation or inaccuracy; and (3) Heliogen is not then in material breach of the Merger Agreement, which breach would give rise to the failure of the conditions to Closing in the Merger Agreement related to the accuracy of the representations and warranties of Heliogen, the performance by Heliogen of its obligations prior to Closing, and the absence of a material adverse effect on Heliogen;

•        at any time prior to receipt of the Heliogen Stockholder Approval in order to enter into a definitive agreement providing for a superior proposal in compliance with the limitations described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”; provided, that concurrently with or prior to (and as a condition to) the termination of the Merger Agreement, Heliogen pays or causes to be paid to Zeo Energy the termination fee (as described below).

Termination by Zeo Energy

The Merger Agreement may be terminated by Zeo Energy:

•        prior to obtaining the Heliogen stockholder approval, (i) if the Heliogen Board of Directors shall have effected a Change of Recommendation, (ii) following the commencement of a tender or exchange offer relating to the Heliogen Common Stock by a third party, the Heliogen Board of Directors states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Heliogen Board Recommendation and recommend that the holders of shares of Heliogen Common Stock reject such tender or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five (5) Business Days prior to the Heliogen Special Meeting); or (iii) the Heliogen or the Heliogen Board of Directors shall have failed to include in this proxy statement/prospectus the Heliogen Board Recommendation; or

•        at any time before the closing, if (1) Heliogen has breached, failed to perform or violated its covenants or agreements under the Merger Agreement or any of the representations and warranties of Heliogen in the Merger Agreement have become inaccurate, in either event in a manner that would give rise to failure of the conditions in the Merger Agreement related to the representations and warranties of Zeo Energy and Merger Subs and the performance by Zeo Energy and Merger Subs of their respective obligations prior to closing; (2) such breach, failure to perform, violation or inaccuracy is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured before the earlier of the business day immediately prior to the Outside Date and the 20th calendar day following receipt of written notice from Zeo Energy of such breach, failure to perform, violation or inaccuracy; and (3) neither Zeo Energy nor Merger Subs is then in material breach of the Merger Agreement such that, even taking into account any cure period, Heliogen would have the right to terminate the Merger Agreement.

Termination Fee

The Merger Agreement provides that Heliogen will pay Zeo Energy a termination fee of $450,000 if any one of the following occur:

•        If (A) (x) Zeo Energy terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date or for failure of Heliogen to have obtained the approval of its stockholders for the Merger Proposal in the Special Meeting upon a vote taken thereon at such meeting duly convened therefor (or any adjournment or postponement of the Special Meeting) or (y) Heliogen terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date (and at such time Zeo Energy would be permitted to terminate the Merger Agreement as provided in subsection (x)), or (z) Zeo Energy terminates the Merger Agreement as a result of Heliogen’s breach, or failure to perform the representations, warranties, covenants or agreements that would result in a failure of the closing conditions to the Merger Agreement relating to representations or warranties, or covenants and agreements, respectively, either (1) relating to the non-solicitation obligations of Heliogen contained in the

Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals” or (2) that first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date of the Merger Agreement and prior to the date of such termination a bona fide Acquisition Proposal is publicly disclosed (whether by Heliogen or a third party), or otherwise made known to the Heliogen Board of Directors or Heliogen management, and in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) business days prior to the earlier of the date of the Special Meeting and the date of such termination, and (C) within twelve (12) months of such termination, a transaction implementing an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into (whether or not the transaction implementing such Acquisition Proposal is subsequently consummated). In which case such termination fee shall be paid on the date that is the earlier of (1) the date any such Acquisition Proposal is consummated and (2) the date of entry into any such definitive agreement. Such term “Acquisition Proposal” shall mean an applicable change in ownership of Heliogen to refer to a change of fifty percent (50%), as otherwise defined in the Merger Agreement.

•        If Zeo Energy terminates the Merger Agreement (or the Merger Agreement is terminated by Zeo Energy or Heliogen pursuant to another provision of the Merger Agreement at the time when Zeo Energy would be permitted to terminate the Merger Agreement) because of any of the following:

(1)    prior to obtaining the approval by the Heliogen stockholders of the Merger Proposal in the Special Meeting, the Heliogen Board of Directors shall have effected a Change of Recommendation,

(2)    following the commencement of a tender or exchange offer relating to the Heliogen Common Stock by a third party, the Heliogen Board of Directors states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Heliogen Board Recommendation and recommend that the holders of shares of Heliogen Common Stock reject such tender or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five (5) business days prior to the Special Meeting); or

(3)    Heliogen or the Heliogen Board of Directors shall have failed to include its recommendation in favor of the Merger Proposal in this proxy statement/prospectus as required by the Merger Agreement. A “Change of Recommendation” means to do any of the following: (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal or any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the non-solicitaiton obligations of the Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”); (2) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy, the Heliogen recommendation of its board of directors in favor of the Merger Proposal, or resolve or agree to take any such action; (3) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) Business Days after the public disclosure of such Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Zeo Energy or Merger Sub, such rejection of such Acquisition Proposal) and reaffirm the Heliogen board of director’s recommendation in favor of the Merger Proposal with Zeo Energy within such ten (10) business day period (or, if earlier, by the second business day prior to the Special Meeting; or (4) fail to include the Heliogen board of direcotr’s recommendation in favor of the Merger Proposal in this proxy statement/prospectus.

•        Heliogen terminates the Merger Agreement as a result of the Closing not having occurred before the Outside Date at a time when Zeo Energy would be permitted to terminate this Agreement pursuant to the foregoing bullet point.

•        Heliogen terminates the Merger Agreement at any time prior to the approval by Heliogen’s stockholders of the Merger Proposal in the Special Meeting in order to enter into a definitive agreement providing for a “superior proposal” (as defined in the non-solicitation provisions of the Merger Agreement as further described in the section of this proxy statement/prospectus captioned “The Merger Agreement — No Solicitation of Other Acquisition Proposals”).

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, written notice thereof shall be given by the terminating party to the other party specifying the Merger Agreement provision pursuant to which such termination is made, and the Merger Agreement will become null and void (except that provisions relating to the effect of termination, payment of the termination fee and certain other miscellaneous provisions, together with the confidentiality agreement between Heliogen and Zeo Energy, will survive any such termination), and there will be no liability on the part of any of the parties; provided that no party will be relieved of liability for any fraud or willful breach of the Merger Agreement prior to such termination. For purposes of the Merger Agreement, “willful breach” means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of the Merger Agreement, and “fraud” means common law fraud under Delaware Law with respect to the representations and warranties expressly made by a party in the Merger Agreement, as applicable, that is committed with actual knowledge of falsity and with the intent to deceive or mislead another; provided, that “fraud” shall not include any claim based solely on constructive fraud, negligent misrepresentation, recklessness or any form of negligence of willful disregard; provided further, that Heliogen shall be entitled and have the right to pursue and, to the extent proven, recover damages in the name of and on behalf of Heliogen Stockholders to the fullest extent provided by Section 261(a)(1) of the DGCL in the case of any such willful breach or fraud by Zeo Energy or the Merger Subs; provided, that any such damages in respect of any damages lost by Heliogen Stockholders shall solely be recoverable and enforceable by and owed to Heliogen.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the cost or expense.

Amendments, Enforcements and Remedies, Extensions and Waivers

Amendments

The Merger Agreement may be amended by written agreement of each of the Parties at any time.

Enforcements and Remedies

Under the Merger Agreement, the Parties have agreed that each Party will be entitled to seek:

•        an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement;

•        a decree or order of specific performance specifically enforcing the terms and provisions of the Merger Agreement; and

•        any further equitable relief, in each case, in addition to any other remedy to which a party is entitled at law or in equity.

Extensions and Waivers

Under the Merger Agreement, at any time prior to the effective time, any Party may:

•        extend the time for the performance of any of the obligations or other acts of the other parties;

•        waive any inaccuracies in the representations and warranties of the other parties; and

•        waive compliance by the other parties with any of the agreements or conditions for the benefit of such party.

Other Agreements

Voting Agreements

In connection with the execution of the Merger Agreement, certain Heliogen Stockholders entered into voting and support agreements with Heliogen, Zeo Energy and the Merger Subs, and which we refer to as the “Voting Agreements”. As of June 24, 2025, such Heliogen Stockholders beneficially owned an aggregate of approximately 23.5% of the outstanding shares of Heliogen Common Stock.

Pursuant to the Voting Agreements, such stockholders have agreed, among other things, to: (i) vote their beneficially owned voting securities of Heliogen in favor of the Mergers, the adoption and execution by Heliogen of the Merger Agreement, as amended from time to time, and the approval of the terms thereof and the transactions, and any other proposal necessary or advisable for the consummation thereof; and (ii) comply with certain restrictions on the transfer or disposition of such securities, in each case subject to the terms and conditions contained therein.

The Voting Agreements will terminate upon the earliest to occur of: (1) the Effective Time, subject to certain specified exceptions therein; (2) the valid termination of the Merger Agreement in accordance with its terms; (3) the entry into, without the prior written consent of such stockholder, any amendment to the Merger Agreement or waiver of Zeo Energy’s obligations thereunder that results in a decrease or change in the form of merger consideration (other than as contemplated by the Merger Agreement), in each case that adversely affects the consideration payable to such stockholder, or (4) the mutual written agreement of Heliogen, Zeo Energy and the stockholder to terminate the Voting Agreement.

Amendment to Rights Agreement.

On May 28, 2025, Heliogen entered into Amendment No. 4 (the “SRA Amendment”) to the Rights Agreement between Heliogen and Continental Stock Transfer & Trust Company, as Rights Agent, dated April 16, 2023, and as amended from time to time (the “Rights Agreement”). As a result of the SRA Amendment, Zeo Energy and the Merger Subs shall not be deemed an “Acquiring Person” (as defined in the Rights Agreement) by virtue of (i) the execution of, or Zeo Energy and the Merger Subs’ entry into, the Merger Agreement, (ii) the execution of, or Zeo Energy and the Merger Subs’ entry into, any other contract or instrument in connection with the Merger Agreement, or (iii)  Zeo Energy and the Merger Subs’ acquisition or right to acquire, beneficial ownership of Heliogen’s securities as a result of their execution of the Merger Agreement. The SRA Amendment will terminate upon the termination of the Merger Agreement for any reason. Additionally, the SRA Amendment provides that the Rights (as defined in the Rights Agreement) and the Rights Agreement will terminate and expire immediately prior to the Effective Time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERs

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the Mergers generally applicable to U.S. Holders (as defined below) that exchange their Heliogen Common Stock for Zeo Energy Class A Common Stock pursuant to the Mergers. Subject to the limitations and qualifications set forth herein (including Exhibits 8.1 and 8.2 hereto), the following discussion of the material U.S. federal income tax consequences is the opinion of Ellenoff Grossman & Schole LLP, counsel to Zeo Energy, and Cooley, counsel to Heliogen, insofar as it expresses conclusions as to the application of U.S. federal income tax law to the Mergers. This discussion is based on the Code, the Treasury Regulations promulgated thereunder, and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus and all subject to change, repeal, or differing interpretation, possibly retroactively. Any such change, repeal, or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only U.S. Holders that hold their Heliogen Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion addresses only the U.S. federal income tax consequences of the Mergers, and does not address the tax consequences of transactions effectuated prior or subsequent to or concurrently with the Mergers, whether or not in connection with the Mergers. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or that may be applicable to U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation, U.S. Holders that are:

•        banks or other financial institutions;

•        insurance companies;

•        mutual funds;

•        pension plans;

•        tax-exempt entities (including private foundations);

•        governmental organizations;

•        real estate investment trusts;

•        regulated investment companies;

•        dealers or brokers in stocks, securities, commodities, or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        persons that own, actually or constructively, 5% or more of Heliogen Common Stock by vote or value;

•        certain former citizens or long-term residents of the U.S.;

•        persons that hold their Heliogen Common Stock as “qualified small business stock” within the meaning of Section 1202 or 1045 of the Code;

•        persons that hold their Heliogen Common Stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

•        persons that acquired their Heliogen Common Stock through the exercise of an employee stock option, through a tax-qualified retirement plan, or otherwise as compensation;

•        persons that have a functional currency other than the U.S. dollar; and

•        S corporations or entities or arrangements that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein).

Finally, this discussion does not address the Medicare contribution tax on net investment income, any alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the tax consequences of ownership or disposition of Zeo Energy Class A Common Stock following the Mergers, any U.S. federal non-income tax considerations (such as estate or gift tax considerations), any tax considerations to holders of convertible notes, options, warrants, restricted stock units, or other rights to acquire Heliogen Common Stock, or any state, local, or non-U.S. tax considerations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Heliogen Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any such entity or arrangement and any investors therein should consult their own tax advisors with respect to the tax consequences of the Mergers in their particular circumstances.

For purposes of this discussion, “U.S. Holder” means a beneficial owner of Heliogen Common Stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the U.S., (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Treatment of the Mergers as a “Reorganization”

The obligations of the parties to complete the Mergers are conditioned on, among other things, the receipt by each of Zeo Energy and Heliogen of an opinion from its respective outside counsel (or another nationally recognized law firm reasonably satisfactory to Zeo Energy or Heliogen, as applicable), each dated and based on the facts and law existing as of the date of the Mergers, that, for U.S. federal income tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based upon representation letters provided by Zeo Energy and Heliogen and upon customary assumptions, as well as certain representations, covenants, and undertakings of Zeo Energy and Heliogen. If any of such representations, assumptions, covenants, or undertakings is or becomes incorrect, incomplete, or inaccurate or is violated, the validity of these opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described herein. Neither Zeo Energy nor Heliogen has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the Mergers and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinions or below.

Tax Consequences for U.S. Holders

Provided that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, the U.S. federal income tax consequences of the Mergers for U.S. Holders generally will be as follows:

•        a U.S. Holder that exchanges Heliogen Common Stock for Zeo Energy Class A Common Stock pursuant to the Mergers generally will not recognize any gain or loss in respect of such Heliogen Common Stock;

•        a U.S. Holder generally will have an aggregate adjusted tax basis in the Zeo Energy Class A Common Stock received in the Mergers (including any fractional share deemed received and redeemed for cash, as described below) equal to the aggregate adjusted tax basis in Heliogen Common Stock surrendered in the Mergers; and

•        a U.S. Holder generally will have a holding period in the Zeo Energy Class A Common Stock received in the Mergers (including any fractional share deemed received and redeemed for cash, as described below) that includes the holding period in Heliogen Common Stock surrendered in the Mergers.

If a U.S. Holder receives cash in lieu of a fractional share of Zeo Energy Class A Common Stock, such U.S. Holder will be treated as having received the fractional share in the Mergers and then as if such fractional share had been redeemed for cash in an amount equal to the amount of cash received in lieu of such fractional share. As a result, such U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between (1) the amount of such cash and (2) such U.S. Holder’s adjusted tax basis allocated to such fractional share. Any gain or loss so recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period in Heliogen Common

Stock surrendered in the Mergers exceeds one year. Long-term capital gain of non-corporate U.S. Holders (including individuals) is eligible for preferential U.S. federal income tax rates under current law. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Heliogen Common Stock at different times or different prices, such U.S. Holder should consult such U.S. Holder’s own tax advisors regarding the manner in which gain or loss, if any, should be determined, the character of any such gain or loss, and the adjusted tax basis and holding period in the Zeo Energy Class A Common Stock received in the Mergers.

Information Reporting and Backup Withholding for U.S. Holders

As provided in Treasury Regulations Section 1.368-3, each U.S. Holder that receives shares of Zeo Energy Class A Common Stock in the Mergers is required to retain permanent records pertaining to the Mergers and make such records available to any authorized IRS officers and employees. Additionally, U.S. Holders that owned immediately before completion of the Mergers at least 5% (by vote or value) of Heliogen Common Stock or Heliogen “securities” with a basis of at least $1 million are required to attach a statement to their tax returns for the year in which the Mergers occur that contains the information listed in Treasury Regulations Section 1.368-3(b).

Payments made in connection with the Mergers may be subject to information reporting requirements and backup withholding. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may generally claim a refund of any excess amounts withheld under backup withholding by timely filing the appropriate claim for refund with the IRS and furnishing any required information to the IRS.

U.S. Holders should consult their own tax advisors with respect to any information reporting requirements and the potential application of backup withholding as a result of the Mergers in their particular circumstances.

This discussion does not purport to be a complete analysis of all the potential tax consequences of the Mergers and is not, and is not intended to be, tax advice. U.S. Holders should consult their own tax advisors with respect to all U.S. federal, state, and local and non-U.S. income and non-income tax consequences of the Mergers in their particular circumstances, including any information reporting requirements and the impact of any potential change in law.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Zeo Energy Class A Common Stock is listed on Nasdaq, a national securities exchange, and because Heliogen Stockholders will receive in the Mergers only shares of Zeo Energy Class A Common Stock, which will be publicly listed on Nasdaq upon the Effective Time, and cash in lieu of fractional shares, Heliogen Stockholders will not be entitled to appraisal rights in connection with the Mergers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF HELIOGEN

The following table sets forth information known to Heliogen regarding beneficial ownership of shares of Heliogen Common Stock as of June 24, 2025 by:

•        each person known by Heliogen to be the beneficial owner of more than 5% of outstanding Heliogen Common Stock;

•        each of Heliogen’s named executive officers and directors; and

•        all of Heliogen’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days.

The percentage of beneficial ownership is based on 6,163,105 shares of Heliogen Common Stock issued and outstanding as of June 24, 2025.

In accordance with SEC rules, shares of Heliogen Common Stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the Closing are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

Unless otherwise noted, the business address of those listed in the table above is 130 West Union Street Pasadena, California 91103. Unless otherwise indicated and subject to community property laws and similar laws, except as otherwise indicated below, Heliogen believes that all parties named in the table below have sole voting and investment power with respect to all shares of Heliogen Common Stock beneficially owned by them.

	Beneficial Ownership
Name of Beneficial Owner(1)	Shares	%
5% Stockholders
Nant Capital, LLC(2)	1,455,593	23.6%
Galloway Capital Partners, LLC(3)	420,833	6.8%
The Goldman Sachs Group, Inc.(4)	489,807	7.9%
Directors and Named Executive Officers
Christiana Obiaya	55,790	*	%
Phelps Morris	16,749	*	%
Julie Kane(5)	8,266	*	%
Stacy Abrams(6)(11)	8,694	*	%
Barbara Burger(7)	5,992	*	%
Roger Lazarus(8)	5,712	*	%
Phyllis Newhouse(9)(12)	35,867	*	%
Suntharesan Padmanathan(12)	8,266	*	%
All directors and current executive officers as a group (8 persons)	145,336	2.3%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Unless otherwise noted, the business address of those listed in the table above is 130 West Union Street Pasadena, California 91103.

(2)     This information is based on a Schedule 13D filed with the SEC on February 23, 2024 by Nant Capital LLC (“Nant Capital”), Cambridge Equities, LP (“Cambridge Equities”), MP 13 Ventures, LLC (“MP 13 Ventures”) and Dr. Patrick Soon-Shiong. Consists of (i) 946,275 shares of common stock beneficially owned by Nant Capital, (ii) 442,298 shares of common stock beneficially owned by Cambridge Equities, and (iii) 67,020 shares of common stock directly owned by Dr. Soon-Shiong. MP 13 Ventures is the general partner of Cambridge Equities and may be deemed to have beneficial ownership of the shares held by Cambridge Equities. Dr. Soon-Shiong is the sole member of MP 13 Ventures. As a result, MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own and share with Cambridge Equities the power to vote and direct the vote, and the power to dispose or direct the disposition of, the 442,298 shares beneficially owned by Cambridge Equities. Dr. Soon-Shiong is also the sole member of Nant Capital and thus may be deemed to beneficially own and share with Nant Capital the power to vote and direct the vote, and the power to dispose or direct the disposition of, the 946,275 shares beneficially owned by Nant Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 1,455,593 shares of the Company’s common stock. Dr. Soon-Shiong disclaims beneficial ownership of the shares of common stock beneficially owned by Cambridge Equities and Nant Capital except to the extent of his pecuniary interest. The address of the principal business and principal office, as applicable, of each of Dr. Soon-Shiong, Cambridge Equities, MP 13 Ventures and Nant Capital is 450 Duley Road, El Segundo, CA 90245.

(3)      This information is based on a Schedule 13D filed with the SEC on July 29, 2024 by Galloway Capital Partners, LLC (“GCP”). Bruce Galloway is the managing member of GCP. Mr. Galloway has sole voting and dispositive control of GCP and may be deemed to have beneficial ownership of the common stock held directly by GCP. The address of the principal business office of GCP is 323 Sunny Isles Blvd, 7th Floor, Sunny Isles Beach, FL 33160.

(4)      This information is based on a Schedule 13G filed with the SEC on March 31, 2025 by Goldman Sachs Group, Inc. The address of the principal business office is 200 West Street New York, NY 10282.

(5)      Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(6)      Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(7)      Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(8)      Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(9)      Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(10)    Represents 2,142 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

(11)    Stacey Abrams has voting and/or investment control over the securities held by Brockington Hall, LLC (“Brockington”) and may be deemed to beneficially own the securities owned by Brockington.

(12)    Includes shares held by a grantor retained annuity trust, the EVN 2022 GRAT fbo Ezekiel Newhouse, for which Phyllis Newhouse serves as trustee.

(13)    Consists of (i) 113,039 shares directly owned by our current executive officers and directors, (ii) 28,759 shares issuable for vested stock options exercisable within 60 days of June 24, 2025 and (iii) 12,852 shares issuable upon vesting of RSUs within 60 days of June 24, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF ZEO ENERGY

The following table sets forth information known to Zeo Energy regarding beneficial ownership of shares of Zeo Energy Common Stock as of June 24, 2025 by:

•        each person known by Zeo Energy to be the beneficial owner of more than 5% of outstanding Zeo Energy Common Stock;

•        each of Zeo Energy’s named executive officers and directors; and

•        all of Zeo Energy’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days.

The percentage of beneficial ownership is based on 22,824,845 shares of Zeo Energy Class A Common Stock issued and outstanding and 26,480,000 shares of Zeo Energy Class V Common Stock issued and outstanding as of June 24, 2025.

In accordance with SEC rules, shares of Zeo Energy Common Stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the Closing are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is 7625 Little Rd, Suite 200A, New Port Richey, FL 34654. Unless otherwise indicated and subject to community property laws and similar laws, except as otherwise indicated below, Zeo Energy believes that all parties named in the table below have sole voting and investment power with respect to all shares of Zeo Energy Common Stock beneficially owned by them.

Name and Address of Beneficial Owners	Number of Shares of Class A Common Stock	% of Shares of Class A Common Stock	Number of Shares of Class V Common Stock	% of Shares of Class V Common Stock	% of total voting power
Directors and Executive Officers
Directors and executive officers(1)
Timothy Bridgewater(2)	2,250,000	9.9%	8,210,410	31.0%	21.2%
Gianluca Guy(3)	1,500,000	6.6%	4,400,478	16.6%	12.0%
Brandon Bridgewater(4)	3,000,000	13.1%	2,515,664	9.5%	11.2%
Kalen Larsen(5)	500,000	2.2%	5,015,664	18.9%	11.2%
Stirling Adams	190,000	*	—	—	*
Cannon Holbrook	15,000	*	—	—	*
Dr. Abigail M. Allen	—	—	—	—	—
James P. Benson	—	—	—	—	—
Neil Bush	10,000	*	—	—	*
Mark Jacobs	90,000	*	—	—	*
All directors and executive officers as a group (10 individuals)	7,555,000	*	20,142,216	76.1%	55.6%

Five Percent Holders
Southern Crown Holdings, LLC(6)	1,500,000	6.6%	4,400,478	16.6%	12.0%
ESGEN LLC(7)	3,257,436	23.2%	1,500,000	4.3%	3.0%
LHX Intermediate, LLC(8)	8,080,000	35.4%	—	—	16.4%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the directors and officers is 7625 Little Rd, Suite 200A, New Port Richey, FL 34654.

(2)      The total number of shares of Zeo Energy Class V Common Stock owned by Timothy Bridgewater comprise (i) 750,000 shares of Zeo Energy Class A Common Stock and 1,558,883 shares of Zeo Energy Class V Common Stock owned of record by LCB Trust, his family trust entity and (ii) 1,500,000 shares of Zeo Energy Class A Common Stock and 6,651,527 shares of Zeo Energy Class V Common Stock held of record by Sun Managers, LLC for which as the manager he has voting and investment power. Sun Managers, LLC is expected to use such shares in connection with a management equity program. Mr. Bridgewater disclaims beneficial ownership over any such shares held by Sun Managers, LLC.

(3)      Shares are held of record by Lamadd LLC. Mr. Guy exercises voting and dispositive power over the shares held by such entity.

(4)      Shares are held of record by Clarke Capital, LLC. Mr. Bridgewater exercises voting and dispositive power over the shares held by such entity.

(5)      Shares are held of record by JKAE Holdings, LLC. Mr. Larsen exercises voting and dispositive power over the shares held by such entity.

(6)      Anton Hruby is managing member of Southern Crown Holdings, LLC (“Southern Crown”) and thus may be deemed to beneficially own and share with Southern Crown the power to vote and direct the vote, and the power to dispose or direct the disposition of, the exercise voting or dispositive control over the shares of Zeo Class A Common Stock held by Southern Crown. The business address of each of Anton Hruby and Southern Crown Holdings, LLC is 11046 Golden Warbler Rd, Weeki Wachee, FL 34613, USA.

(7)      James P. Benson, Michael C. Mayon and Andrea Bernatova are the managers of ESGEN LLC, and each of them disclaims beneficial ownership over any securities owned by ESGEN LLC in which he or she does not have any pecuniary interest. The business address of ESGEN LLC is 5956 Sherry Lane, Suite 1400, Dallas, Texas 75225.

(8)      As reported on the Schedule 13D/A of LHX filed on December 27, 2024. Consists of 8,080,000 shares of Zeo Energy Class A Common Stock held by LHX. This number does not take into account shares of stock of Zeo Energy held by other stockholders party to the Voting Agreement (described herein) or issuable under the Promissory Note (described herein), pursuant to which such stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX’s designee to the Zeo Energy Board of Directors, (ii) in favor of the issuance to LHX of shares of Zeo Energy Class A Common Stock in connection with an option that may be granted to LHX and (iii) the Lumio Share Issuance (described herein) pursuant to the Promissory Note. The business address of LHX is 5956 Sherry Lane, Suite 1400, Dallas, Texas 75225.

Beneficial Ownership of Securities of Zeo Energy Following the Mergers

There is not expected to be any changes to the foregoing table of the certain beneficial owners and managers of Zeo Energy, immediately following consummation of the Mergers (and which assumes, for purposes of such ownership, the illustrative Exchange Ratio being the Exchange Ratio used in the Mergers).

The Exchange Ratio cannot be finally predicted until the Closing as discussed in the section entitled “The Merger Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF ZEO ENERGY

ESGEN Transaction

ESGEN Class B Ordinary Shares

On April 27, 2021, Zeo Energy’s Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of ESGEN’s offering and formation costs in consideration of 7,187,500 ESGEN Class B ordinary shares. The Sponsor transferred 138,000 ESGEN Class B ordinary shares to each of ESGEN’s independent directors and 866,923 ESGEN Class B ordinary shares to specified client accounts. The ESGEN Class B ordinary shares were converted into ESGEN Class A ordinary shares in connection with the closing of the ESGEN Transaction.

ESGEN Private Placement Warrants

The Sponsor purchased an aggregate of 11,240,000 ESGEN Private Placement Warrants for a purchase price of $1.00 per whole warrant, or $11,240,000 in the aggregate, in a private placement that occurred simultaneously with the closing of the IPO of ESGEN. Each ESGEN Private Placement Warrant entitled the holder to purchase one Class A ordinary share at $11.50 per share, subject to adjustment. The ESGEN Private Placement Warrants (including the ESGEN Class A ordinary shares issuable upon exercise thereof) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

Pursuant to the Amended Letter Agreement entered into on January 24, 2024, the Sponsor and the other Initial Shareholders of Zeo Energy agreed to forfeit, for no consideration, all ESGEN Private Placement Warrants held by them in connection with ESGEN Closing.

Promissory Notes

No compensation of any kind, including finder’s and consulting fees, were paid to the Sponsor, its officers and directors, or their respective affiliates, for services rendered prior to or in connection with the ESGEN Transaction. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on ESGEN’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ESGEN’s audit committee reviewed on a quarterly basis all payments that were made by it to the Sponsor, and its officers, directors or their affiliates and determined which expenses and the amount of expenses were reimbursed. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

The Sponsor advanced $262,268 to cover expenses related to the IPO under the April 2021 Promissory Note. As of December 31, 2023, $171,346 of such covered expenses remained outstanding and was due to the Sponsor.

On April 5, 2023, ESGEN issued the April 2023 Promissory Note in the principal amount of up to $1,500,000 to the Sponsor, which was amended and restated by the October 2023 Promissory Note, which could be drawn down by ESGEN from time to time prior to the consummation of its initial business combination. The October 2023 Promissory Note, the April 2021 Promissory Note and the April 2023 Promissory Note were not repaid and were cancelled at the ESGEN Closing. As of January 31, 2024, ESGEN had drawn $1,787,048 and $171,346 under the October 2023 Promissory Note and April 2021 Promissory Note, respectively.

On January 24, 2024, ESGEN issued the January 2024 Promissory Note in the principal amount of up to $750,000 to the Sponsor. The principal amount under the January 2024 Promissory Note was paid at the ESGEN Closing from funds that ESGEN had available to it outside of its Trust Account.

Office Space, Secretarial and Administrative Services

Until the ESGEN Closing, ESGEN incurred $10,000 per month for office space, utilities, secretarial support and administrative services provided by the Sponsor. No amounts were paid for these services. As of each of December 31, 2023 and December 31, 2022, ESGEN reported on the balance sheets $120,000 pursuant to this agreement, in “Due to related party.” As of the ESGEN Closing any such amounts outstanding were converted in the ESGEN Transaction into Zeo Energy’s mezzanine equity.

Amendment to the Letter Agreement

Concurrently with the execution of the ESGEN Business Combination Agreement, the Initial Shareholders of Zeo Energy entered into an Amendment to the Letter Agreement, pursuant to which, among other things, the Initial Shareholders of Zeo Energy and Sponsor agreed to forfeit an additional 500,000 shares of Zeo Energy Class A Common Stock if, within two years of the ESGEN Closing (which occurred on March 13, 2024), the Convertible OpCo Preferred Units are redeemed or converted (and agreed not to transfer such applicable shares until two years after the ESGEN Closing).

PIPE Financing

At the ESGEN Closing, the Sponsor purchased $15,000,000 of Convertible OpCo Preferred Units in the Sponsor Subscription Agreement and related investment.

Sunergy Related Party Transactions

Approximately 30% of Zeo Energy’s customers who have entered into leasing agreements have done so with third-party leasing companies established and managed by White Horse Energy, a holding company of which Timothy Bridgewater, Zeo Energy’s Chairman and Chief Executive Officer, is the owner and manager. Mr. Bridgewater, through White Horse, holds 1% or less of the membership interests of the third-party leasing companies established and managed by White Horse Energy that own installed solar energy systems leased by Zeo Energy customers, with the remainder of the membership interests being held by third parties. For the quarter ended September 30, 2024, the third-party leasing companies managed by White Horse Energy had purchased approximately $5.0 million in solar energy systems from Zeo Energy for their leasing customers. As of that date, those third-party leasing companies had entered into leasing agreements with customers for an additional approximately $11.0 million in leased systems to be installed by Zeo Energy, if the development and installation of all of those systems continued to completion. For the year ended December 31, 2024, and through March 31, 2025, the third-party leasing companies managed by White Horse Energy had purchased approximately $22.2 million in solar energy systems from Zeo Energy for their leasing customers. Subject to investor and customer demand, White Horse Energy intends to attract additional investors to form third-party leasing companies that will be able to fund additional installations of solar systems by Zeo Energy.

Policies and Procedures for Related Person Transactions

The Zeo Energy Board of Directors has adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, Zeo Energy’s audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, Zeo Energy’s audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, Zeo Energy’s policy requires Zeo Energy’s audit committee to consider, among other factors it deems appropriate:

•        the related person’s relationship to Zeo Energy and interest in the transaction;

•        the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•        the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•        the benefits to Zeo Energy of the proposed transaction;

•        if applicable, the availability of other sources of comparable products or services; and

•        an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

Zeo Energy’s audit committee will only approve those transactions that are in, or are not inconsistent with, Zeo Energy’s best interests and those of Zeo Energy’s stockholders, as Zeo Energy’s audit committee determines in good faith. In addition, under Zeo Energy’s code of business conduct and ethics, its employees, directors and director nominees have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

On May 28, 2025, Zeo Energy, Heliogen and the Merger Subs entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions therein: (i) in accordance with the DGCL, at the Effective Time, Merger Sub I will merge with and into Heliogen, with Heliogen surviving the First Merger as the First Surviving Corporation and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and DLLCA, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as the Surviving Company. The Merger Agreement and the consummation of the Transactions have been approved by each of the Heliogen Board of Directors and the Zeo Energy Board of Directors, and the Heliogen Board of Directors has resolved to recommend to the Heliogen Stockholders to approve the Transactions, including the Mergers, and adopt the Merger Agreement, subject to its terms and conditions.

Under the terms of the Merger Agreement, upon the closing of the transaction, Heliogen’s security holders will receive the Merger Consideration consisting of shares of Zeo Energy Class A Common Stock valued at approximately $10.0 million in the aggregate, based on a Zeo Energy Class A Common Stock price of $1.5859 per share (assuming 6,305,568 shares of Heliogen Common Stock outstanding on a fully diluted basis at the Closing), and subject to an adjustment mechanism based on the Heliogen Net Cash at the Closing. The $10.0 million closing price could be adjusted (a) down by 50% of the Net Cash if below $13 million, which we refer to as the “Net Cash Collar Floor”, or (b) up by 50% of the Net Cash that exceeds $16 million, which we refer to as the “Net Cash Collar Ceiling.”

The unaudited pro forma condensed combined balance sheet is presented as if the Transactions occurred on March 31, 2025. The unaudited pro forma condensed combined statement of operations is presented as if the Transactions occurred on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information reflects the following pro forma adjustments related to the Mergers, based on available information and certain assumptions that Zeo Energy management believes are reasonable:

•        the Mergers will be accounted for using the acquisition method of accounting, with Zeo Energy identified as the acquirer;

•        certain reclassification adjustments to conform Heliogen’s historical financial presentation to Zeo Energy’s financial statements presentation;

•        the assumption of liabilities by Zeo Energy for any remaining transaction-related expenses to be incurred; and

•        the estimated tax impact of pro forma adjustments.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•        accompanying notes to the unaudited pro forma condensed combined financial information;

•        Zeo Energy’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•        Zeo Energy’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of Zeo Energy for the year ended December 31, 2024;

•        Heliogen’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•        Heliogen’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of Heliogen for the year ended December 31, 2024; and

•        other information relating to Zeo Energy and Heliogen contained in or incorporated by reference in this proxy statement/prospectus.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and the related income tax impact of the acquisition accounting adjustments. The pro forma adjustments included herein, which include a preliminary evaluation of accounting policies for conformity, may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined based on the closing price of the Zeo Energy Class A Common Stock on the Closing Date and after completion of a final analysis to determine the fair values of the tangible assets, identifiable intangible assets, and liabilities as of the Closing Date.

Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of assets acquired and liabilities assumed may change the amount of the purchase price allocated to the bargain purchase gain and other assets and liabilities. This may impact the unaudited pro forma condensed combined statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets, among other items.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the Mergers had been consummated on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

The Mergers have not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and there can be no assurances that the offer and the Merger will be consummated. See the section of this proxy statement/prospectus titled “Risk Factors” for a further discussion of risk factors associated with the pro forma financial information.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information do not include the realization of any potential profit improvement, cost savings from operating efficiencies, synergies or other restructuring activities that might result from the Mergers. Further, there may be additional charges related to the restructuring or other integration activities resulting from the Mergers, the timing, nature and amount of which Zeo Energy’s management cannot identify as of the date of this proxy statement/prospectus, and thus, such charges are not reflected in the unaudited pro forma condensed combined financial information.

ZEO ENERGY CORP.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2025

	Zeo Energy (Historical)	Heliogen Historical After Reclassifications (See Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$2,894,103	$30,064,313	$—		$32,958,416
Accounts receivable	4,999,508	179,000	—		5,178,508
Inventories	847,395	—	—		847,395
Contract assets	577,398	—	—		577,398
Prepaid expenses and other current assets	936,673	1,159,965	—		2,096,638
Total current assets	10,255,077	31,403,278	—		41,658,355
Other assets	113,591	997,766	—		1,111,357
Property, equipment and other fixed assets, net	2,629,283	137,018	—		2,766,301
Right-of-use operating lease asset	1,087,496	146,135	—		1,233,631
Right-of-use finance lease asset	412,893	—	—		412,893
Intangibles, net	2,938,804	—	—		2,938,804
Related party note receivable	3,000,000	—	—		3,000,000
Goodwill	27,010,745	—	—		27,010,745
Total assets	$47,447,889	$32,684,197	$—		$80,132,086

Liabilities, redeemable noncontrolling interest and stockholders’ (deficit) equity
Current liabilities
Accounts payable	$3,569,632	$1,170,345	$—		$4,739,977
Accrued expenses and other current liabilities	6,581,799	6,426,683	1,400,000	4d	14,408,482
Current portion of long-term debt	301,091	—	—		301,091
Current portion of obligations under operating leases	555,672	974,192	—		1,529,864
Current portion of obligations under finance leases	133,408	—	—		133,408
Convertible promissory note, net of debt issuance costs	2,455,000	—	—		2,455,000
Contract liabilities	119,417	—	—		119,417
Total current liabilities	13,716,019	8,571,220	1,400,000		23,687,239
Obligations under operating leases, non-current	662,291	729,949	—		1,392,240
Obligations under finance leases, non-current	314,167	—	—		314,167
Warrant liabilities	785,551	37,693	(37,693)	4a	785,551
Long-term debt	414,268	—	—		414,268
Other long-term liabilities	—	316,673	—		316,673
Total liabilities	15,892,296	9,655,535	1,362,307		26,910,138

ZEO ENERGY CORP.
Unaudited Pro Forma Condensed Combined Balance Sheet — (Continued)
As of March 31, 2025

	Zeo Energy (Historical)	Heliogen Historical After Reclassifications (See Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Commitments and contingencies

Redeemable noncontrolling interests
Convertible preferred units	16,536,108	—	—		16,536,108
Class B Units	38,097,300	—	—		38,097,300

Stockholders’ (deficit) equity
Class V common stock	2,673	—	—		2,673
Class A common stock	2,180	—	1,074	4b	3,254
HLGN common stock	—	612	(612)	4b	—
Additional paid-in capital	16,486,224	435,556,613	(418,525,531)	4b	33,517,307
Accumulated other comprehensive income (loss)	—	(537,830)	537,830	4b	—
Accumulated deficit	(39,568,892)	(411,990,733)	416,624,932	4b	(34,934,693)
Total stockholders’ (deficit) equity	(23,077,815)	23,028,662	(1,362,307)		(1,411,460)
Total liabilities, redeemable noncontrolling interests and stockholders’ (deficit) equity	$47,447,889	$32,684,197	$—		$80,132,086

ZEO ENERGY CORP.
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Three Months Ended March 31, 2025

	Zeo Energy (Historical)	Heliogen Historical After Reclassifications (See Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue, net	$6,216,391	$—	$—		$6,216,391
Related party revenue, net	2,567,304	—	—		2,567,304
Total revenue	8,783,695	—	—		8,783,695
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization shown below)	4,789,679	—	—		4,789,679
Depreciation and amortization	4,900,729	24,105	—		4,924,834
Sales and marketing	2,137,092	96,086	—		2,233,178
General and administrative	10,467,592	4,521,272	—		14,988,864
Selling, general and administrative	—	—	—		—
Research and development	—	1,084,969	—		1,084,969
Impairment and other charges	—	1,154,425	—		1,154,425
Total operating expenses	22,295,092	6,880,857			29,175,949
(Loss) income from operations	(13,511,397)	(6,880,857)			(20,392,254)
Other income (expenses), net:
Other income, net	82,363	227,123	—		309,486
Bargain purchase gain on acquisition			—		—
Change in fair value of warrant liabilities	663,449	(3,427)	3,427	4b	663,449
Interest expense	(30,277)	299,587	—		269,310
Total other income (expense), net	715,535	523,283	3,427		1,242,245
Net (loss) income before taxes	(12,795,862)	(6,357,574)	3,427		(19,150,009)
Income tax benefit	(523,500)	(1,825)	1	4c	(524,324)
Net (loss) income	(13,319,362)	(6,359,399)	3,428		(19,675,333)
Less: Net loss attributable to Sunergy Renewables, LLC prior to the ESGEN Business Combination	—	—	—		—
Net loss subsequent to the ESGEN Business Combination	(13,319,362)	(6,359,399)	3,428		(19,675,333)
Less: Net loss attributable to redeemable non-controlling interests	(6,958,098)	—	—		(6,958,098)
Net loss attributable to Class A common stock	$(6,361,264)	$(6,359,399)	$3,428		$(12,717,235)
Other comprehensive loss, net of taxes
Unrealized losses on available-for-sale securities		—	—		—
Cumulative translation adjustment		(26,932)	—		(26,932)
Comprehensive loss		$(6,386,331)	$3,428		$(12,744,167)

Basic and diluted net loss per common share	$(0.48)				$(0.53)
Weighted average units outstanding, basic and diluted	13,252,964		10,739,742		22,992,706

ZEO ENERGY CORP.
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2024

	Zeo Energy (Historical)	Heliogen Historical After Reclassifications (See Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue, net	$51,088,065	$23,028,994	$—		$74,117,059
Related party revenue, net	22,156,018	194,836	—		22,350,854
Total revenue	73,244,083	23,223,830	—		96,467,913
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization shown below)	38,021,519	7,969,678	—		45,991,197
Contract loss (adjustments) provisions	—	(74,117,460)			(74,117,460)
Depreciation and amortization	4,836,538	965,330	—		5,801,868
Sales and marketing	19,587,073	850,468	—		20,437,541
General and administrative	21,628,725	34,672,871	1,400,000	4d	57,701,596
Selling, general and administrative	—	—	—		—
Research and development	—	16,231,406	—		16,231,406
Impairment and other charges	—	7,024,121	—		7,024,121
Total operating expenses	84,073,855	(6,403,586)	1,400,000		79,070,269
(Loss) income from operations	(10,829,772)	29,627,416	(1,400,000)		17,397,644
Other income (expenses), net:
Other income, net	233,151	561,246	—		794,397
Bargain purchase gain on acquisition			6,034,199	4e	6,034,199
Change in fair value of warrant liabilities	69,000	65,963	(65,963)	4b	69,000
Interest expense	(333,539)	2,298,658	—		1,965,119
Total other income (expense), net	(31,388)	2,925,867	5,968,236		8,862,715
Net (loss) income before taxes	(10,861,160)	32,553,283	4,568,236		26,260,359
Income tax benefit (expense)	988,802	(5,913)	(830)	4d	982,059
Net (loss) income	(9,872,358)	32,547,370	4,567,406		27,242,418
Less: Net loss attributable to Sunergy Renewables, LLC prior to the ESGEN Business Combination	(523,681)	—	—		(523,681)
Net loss subsequent to the ESGEN Business Combination	(9,348,677)	32,547,370	4,567,406		27,766,099
Less: Net loss attributable to redeemable non-controlling interests	(6,679,788)	—	—		(6,679,788)
Net loss attributable to Class A common stock	$(2,668,889)	$32,547,370	$4,567,406		$34,445,887
Other comprehensive income, net of taxes
Unrealized gains on available-for-sale securities		773	—		773
Cumulative translation adjustment		3,981	—		3,981
Comprehensive income		$32,552,124	$5,967,152		$35,850,387

Basic and diluted net loss per common share	$(0.48)				$(2.12)
Weighted average units outstanding, basic and diluted	5,546,925		10,739,742		16,286,667

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Zeo Energy and Heliogen and has been prepared in accordance with Article 11 of Regulation S-X using assumptions set forth in the notes herein. The unaudited proforma condensed combined balance sheet gives effect to the Mergers as if the transaction occurred on March 31, 2025. The unaudited proforma condensed combined statement of operations gives effect to the Mergers as if the transaction had been completed on January 1, 2024.

The transaction is being accounted for under the acquisition method of accounting, and accordingly, the allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of March 31, 2025, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Zeo Energy’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Zeo expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the Mergers.

Certain amounts in the historical financial statements of Heliogen have been reclassified to conform with Zeo Energy’s historical financial presentation. The unaudited pro forma condensed combined financial information presented in this proxy statement/prospectus does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Mergers been completed at the beginning of the applicable period presented, nor is it indicative of the results of operation in future periods or the future.

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in Zeo Energy’s audited financial statements as of and for the year ended December 31, 2024. Upon completion of the Mergers, Zeo Energy’s management will perform a comprehensive review of Heliogen’s accounting policies. Zeo Energy’s management is currently not aware of any significant accounting policy differences and, therefore, has not made any adjustments to the pro forma condensed combined financial information related to these potential differences other than the adjustments described in Note 2 below. Upon completion of the Mergers and following Zeo Energy management’s comprehensive review, Zeo Energy’s management may identify differences in accounting policies between the two entities which, when conformed, could have a material impact on the consolidated financial statements of Zeo Energy following the Mergers.

NOTE 2 — Reclassification of Heliogen’s Historical Financial Information

Certain reclassifications are reflected in the transaction accounting adjustments to conform Heliogen’s financial statement presentation to Zeo Energy’s in the unaudited pro forma condensed combined balance sheet and statement of operations and comprehensive income (loss). These reclassifications have no effect on previously reported shareholders’ equity or income of Zeo Energy or Heliogen. The pro forma financial information may not reflect all reclassifications necessary to conform Heliogen’s presentation to that of Zeo Energy due to limitations on the availability of information as of the date of this proxy statement/prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

The following reclassification adjustments were made to conform Heliogen’s financial statement presentation to Zeo Energy’s:

Unaudited Condensed Combined Balance Sheet
As of March 31, 2025

Zeo presentation	Heliogen presentation	Heliogen (Historical)	Reclassification Adjustments		Heliogen Historical Adjusted
Assets	Assets
Cash and cash equivalents	Cash and cash equivalents	$30,064,313	$—		$30,064,313
Accounts receivable	Receivables, net	179,000	—		179,000
Prepaid expenses and other current assets	Prepaid and other current assets	1,159,965	—		1,159,965
Total current assets	Total current assets	31,403,278	—		31,403,278
Other assets	Other long-term assets	997,766	—		997,766
Property, equipment and other fixed assets, net	Property, plant and equipment, net	137,018	—		137,018
Right-of-use operating lease asset	Operating lease right-of-use assets	146,135	—		146,135
Total assets	Total assets	$32,684,197	$—		$32,684,197

Liabilities, redeemable noncontrolling interest and stockholders’ (deficit) equity	Liabilities and Stockholders’s Equity
Accounts payable	Trade payables	$1,170,345	$—		$1,170,345
Accrued expenses and other current liabilities	Accrued expenses and other current liabilities	7,400,875	(974,192)	(a)	6,426,683
Current portion of obligations under operating leases		—	974,192	(a)	974,192
Total current liabilities	Total current liabilities	8,571,220	—		8,571,220
Obligations under operating leases, non-current	Operating lease liabilities, non-current	729,949	—		729,949
Warrant liabilities		—	37,693	(b)	37,693
	Other long-term liabilities	354,366	(37,693)	(b)	316,673
Total liabilities	Total liabilities	9,655,535	—		9,655,535
Commitments and contingencies	Commitments and contingencies

Stockholders’ (deficit) equity	Stockholders’ equity
	Preferred stock	—	—		—
	Common stock	612	—		612
Additional paid-in capital	Additional paid-in capital	435,556,613	—		435,556,613
	Accumulated other comprehensive loss	(537,830)	—		(537,830)
Accumulated deficit	Accumulated deficit	(411,990,733)	—		(411,990,733)
Total stockholders’ (deficit) equity	Total stockholders’ equity	23,028,662	—		23,028,662
Total liabilities, redeemable noncontrolling interests and stockholders’ (deficit) equity	Total liabilities, and stockholders’ equity	$32,684,197	$—		$32,684,197

____________

(a)      Reclassification of operating lease liabilities, current portion from “Accrued expenses and other current liabilities” as reported by Heliogen to “Current portion of obligations under operating leases” as reported by Zeo.

(b)      Reclassification of warrant liabilities, current portion from “Other long-term liabilities” as reported by Heliogen to “Warrant liabilities” as reported by Zeo.

Unaudited Condensed Combined Statement of Operations and Comprehensive Loss
For the Three Months Ended March 31, 2025

Zeo presentation	Heliogen presentation	Heliogen (Historical)	Reclassification Adjustments		Heliogen Historical Adjusted
Total revenue	Total revenue	$—	$—		$—
Cost of goods sold (exclusive of depreciation and amortization shown below)	Total cost of revenue (including depreciation)	—	—		—
Depreciation and amortization			24,105	(a)	24,105
Sales and marketing			96,086	(b)	96,086
General and administrative			4,521,272	(c)	4,521,272
	Selling, general and administrative	4,638,472	(4,638,472)	(d)	—
	Research and development	1,087,960	(2,991)	(a)	1,084,969
	Impairment and other charges	1,154,425	—		1,154,425
(Loss) income from operations	Operating loss	(6,880,857)	—		(6,880,857)
Other income, net	Other income, net	227,123	—		227,123
Change in fair value of warrant liabilities	Loss on warrant remeasurement	(3,427)	—		(3,427)
Interest expense	Interest income	299,587	—		299,587
Net (loss) income before taxes	Net loss before taxes	(6,357,574)	—		(6,357,574)
Income tax benefit	Provision for income taxes	(1,825)	—		(1,825)
Net (loss) income	Net loss	(6,359,399)	—		(6,359,399)
	Cumulative translation adjustment	(26,932)	—		(26,932)
	Comprehensive loss	$(6,386,331)	$—		$(6,386,331)

____________

(a)      Reclassification of depreciation and amortization expense from “Selling, general and administrative” and “Research and development” as reported by Heliogen to “Depreciation and amortization” as reported by Zeo.

(b)      Reclassification of sales and marketing costs from “Selling, general and administrative” as reported by Heliogen to “Sales and marketing” as reported by Zeo.

(c)      Reclassification of general and administrative costs from “Selling, general and administrative” as reported by Heliogen to “General and administrative” as reported by Zeo.

(d)      Elimination of the “Selling, general and administrative” financial statement line item as reported by Heliogen to conform with the financial statement presentation as reported by Zeo.

Unaudited Condensed Combined Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2024

Zeo presentation	Heliogen presentation	Heliogen (Historical)	Reclassification Adjustments		Heliogen Historical Adjusted
Revenue, net	Revenue	$23,223,830	$(194,836)	(a)	$23,028,994
Related party revenue, net		—	194,836	(a)	194,836
Total revenue	Total revenue	23,223,830	—		23,223,830
Cost of goods sold (exclusive of depreciation and amortization shown below)	Total cost of revenue (including depreciation)	8,035,306	(65,628)	(b)	7,969,678
	Contract loss adjustments	(74,117,460)	—		(74,117,460)
Depreciation and amortization			965,330	(b)	965,330
Sales and marketing			850,468	(c)	850,468
General and administrative			34,672,871	(d)	34,672,871
	Selling, general and administrative	36,319,520	(36,319,520)	(e)	—
	Research and development	16,334,927	(103,521)	(b)	16,231,406
	Impairment and other charges	7,024,121	—		7,024,121
(Loss) income from operations	Operating income	29,627,416	—		29,627,416
Other income, net	Other income, net	561,246	—		561,246
Change in fair value of warrant liabilities	Loss on warrant remeasurement	65,963	—		65,963
Interest expense	Interest income	2,298,658	—		2,298,658
Net (loss) income before taxes	Net income before taxes	32,553,283	—		32,553,283
Income tax benefit	Provision for income taxes	(5,913)	—		(5,913)
Net (loss) income	Net income	32,547,370	—		32,547,370
	Unrealized gains on available-for-sale securities	773	—		773
	Cumulative translation adjustment	3,981	—		3,981
	Comprehensive income	$32,552,124	$—		$32,552,124

____________

(a)      Reclassification of related party revenues from “Revenue” as reported by Heliogen to “Related party revenue, net” as reported by Zeo.

(b)      Reclassification of depreciation and amortization expense from “Cost of revenue,” “Selling, general and administrative” and “Research and development” as reported by Heliogen to “Depreciation and amortization” as reported by Zeo.

(c)      Reclassification of sales and marketing costs from “Selling, general and administrative” as reported by Heliogen to “Sales and marketing” as reported by Zeo.

(d)      Reclassification of general and administrative costs from “Selling, general and administrative” as reported by Heliogen to “General and administrative” as reported by Zeo.

(e)      Elimination of the “Selling, general and administrative” financial statement line item as reported by Heliogen to conform with the financial statement presentation as reported by Zeo.

NOTE 3 — Preliminary Purchase Price Allocation

The preliminary fair value assessment of the assets acquired and liabilities assumed expected to be recorded is as follows:

Cash and cash equivalents	$30,064,313
Accounts receivable	179,000
Prepaid expenses and other current assets	1,159,965
Other assets	997,766
Property, equipment and other fixed assets, net	137,018
Right-of-use operating lease asset	146,135
Accounts payable	(1,170,345)
Accrued expenses and other current liabilities	(6,426,683)
Current portion of obligations under operating leases	(974,192)
Obligations under operating leases, non-current	(729,949)
Other long-term liabilities	(316,673)
Preliminary estimate of bargain purchase gain on acquisition	(6,034,199)
Preliminary estimate of total consideration paid	$17,032,157

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•        changes in the “net cash” at closing will, above or below certain thresholds, will result in a change in consideration as follows:

•        If net cash is less than the “Net Cash Collar Floor” of $13 million the purchase price will be decreased by 50% of the amount below the floor. For example, if net cash at closing is $10 million, the purchase price will be adjusted down by $1.5 million (50% of $13 million floor less $10 million acquired).

•        If net cash is greater than the “Net Cash Collar Ceiling” of $16 million the purchase price will be increased by 50% of the amount below the floor. For example, if net cash at closing is $20 million, the purchase price will be adjusted up by $2 million (50% of $20 million acquired less $16 million ceiling).

•        changes in the estimated fair value of Heliogen’s assets acquired and liabilities assumed as of the closing date of the Merger, which could result from changes in the values of equipment, reserve estimates and other accounts which could change from the ordinary business operations, including: cash, accounts, other assets, accounts payable and other liabilities and other factors;

•        the tax bases of Heliogen’s assets and liabilities as of the Closing Date of the Mergers; and

•        the risk factors described in the section entitled “Risk Factors” beginning on page 18.

NOTE 4 — Transaction Accounting Adjustments

The preliminary transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a.      reflects the elimination of Heliogen warrant liabilities to be cancelled at closing and the associated gains and losses recorded

b.      reflects the elimination of Heliogen “HLGN common stock”, “Additional paid-in capital” and “Accumulated deficit”, the ZEO stock issued as consideration of $17,032,157 ($1,074 “Class A common stock” and $17,031,083 “Additional paid-in capital”) and the bargain purchase gain of $6,034,199 recorded in “Accumulated deficit”

c.      reflects the estimated tax impact of transaction accounting adjustments reflected in the “Income tax benefit (expense)” by using the effective rate realized in the period impacted by the adjustments

d.      reflects ZEO Energy’s estimated cash payments for legal, audit and investment banker related fees. Heliogen’s estimated cash payments for legal, audit and investment banker related fees is $2,400,000.

e.      reflects the “Bargain purchase gain on acquisition” (see note 3 for purchase price allocation)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following tables set forth:

•        historical per share information of Zeo Energy for the fiscal year ended December 31, 2024 and March 31, 2025;

•        historical per share information of Heliogen for the fiscal year ended December 31, 2024 and March 31, 2025; and

•        unaudited pro forma per share information of the combined company for the fiscal year ended December 31, 2024 and March 31, 2025 after giving effect to the transactions contemplated by the Merger Agreement.

The pro forma net income and cash dividends per share information reflects the transactions contemplated by the Merger Agreement as if they had occurred on January 1, 2024.

This information is based on, and should be read together with, the selected historical financial information, the unaudited pro forma condensed combined financial information and the historical financial statements of Zeo Energy included in this proxy statement/prospectus and the historical financial information that Heliogen has included elsewhere in this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.” The unaudited pro forma combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Mergers had been completed as of the dates indicated or will be realized upon the completion of the Mergers.

	Historical ZEO Energy Corp.	Historical Heliogen, Inc.	Pro Forma Combined	Equivalent Basis Pro Forma Combined
Net Income (Loss) per basic share attributable to common shareowners
Three months ended March 31, 2025	$(0.48)	$(1.03)	$(0.65)	$(0.66)
Twelve months ended December 31, 2024	$(0.48)	$5.36	$2.57	$2.61

Net Income (Loss) per dilluted share attributable to common shareowners
Three months ended March 31, 2025	$(0.48)	$(1.03)	$(0.65)	$(0.66)
Twelve months ended December 31, 2024	$(0.48)	$5.22	$2.54	$2.57

Cash dividnes per share
Three months ended March 31, 2025	$—	$—	$—	$—
Twelve months ended December 31, 2024	$—	$—	$—	$—

Book value per share
As of March 31, 2025	$1.13	$3.76	$1.89	$1.91

DESCRIPTION OF ZEO ENERGY CAPITAL STOCK

The following summary of the terms of Zeo Energy capital stock is not complete and is qualified by reference to Zeo Energy’s Certificate of Incorporation, as amended (which we refer to as the “Zeo Energy Charter”), and the Zeo Energy Bylaws, which are each filed as exhibits to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and incorporated by reference herein. You should read these documents for complete information on Zeo Energy capital stock. Zeo Energy files instruments that define the rights of holders of its capital stock as exhibits to its annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Also, from time to time Zeo Energy might file an amendment to these documents or a new instrument that defines the rights of holders of its capital stock as an exhibit to a Current Report on Form 8-K filed with the SEC. For more information, see the section entitled “Where You Can Find More Information” beginning on page 228 of this proxy statement/prospectus.

General

The Zeo Energy Charter authorizes Zeo Energy to issue up to 410,000,000 shares, consisting of (1) 400,000,000 shares of common stock (“Zeo Common Stock”), divided into (i) 300,000,000 shares of Class A common stock, par value $0.0001 per share, and which we refer to as “Zeo Energy Class A Common Stock,” and (ii) 100,000,000 shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”); and (2) 10,000,000 shares of preferred stock (the “Preferred Stock”).

As of June 24, 2025, 22,824,845 shares of Zeo Energy Class A Common Stock and 26,480,000 shares of Class V Common Stock were issued and outstanding.

Upon completion of the Mergers, based on the number of Fully Diluted Shares of Heliogen outstanding as of June 24, 2025 consisting of 6,605,298 shares of Heliogen Common Stock and the illustrative Exchange Ratio, it is expected that there will be 29,130,413 shares of Zeo Energy Class A Common Stock and 26,480,000 shares of Class V Common Stock.Zeo Energy Class A Common Stock is listed on the Nasdaq under the symbol “ZEO”. Following completion of the Mergers, Zeo Energy Class A Common Stock will continue to be listed on the Nasdaq under the symbol “ZEO”.

As described below, in connection with entering into the ESGEN Business Combination Agreement, dated March 19, 2023, the Sponsor in its Sponsor Subscription Agreement agreed to purchase an aggregate of 1,000,000 Convertible OpCo Preferred Units, which are convertible into Exchangeable OpCo Units (and be issued an equal number of shares of Class V Common Stock) concurrently with the ESGEN Closing at a cash purchase price of $10.00 per unit and up to an additional 500,000 Convertible OpCo Preferred Units (together with the concurrent issuance of an equal number of shares of Zeo Class V Common Stock) during the six months after Closing if called for by Zeo. Prior to the ESGEN Closing, Zeo Energy (f/k/a ESGEN) informed the Sponsor that it wished to call for the additional 500,000 Convertible OpCo Preferred Units at the ESGEN Closing and, as a result, a total of 1,500,000 Convertible OpCo Preferred Units and an equal number of shares of Class V Common Stock were issued to Sponsor in return for its aggregate investment of $15,000,000.

The Convertible OpCo Preferred Units are convertible into Exchangeable OpCo Units, which can be converted into Zeo Energy Class A Common Stock as described below. See “— Convertible OpCo Preferred Units.” The foregoing 1,500,000 Convertible OpCo Preferred Units are reflected on the consolidated financial statements of Zeo Energy.

Zeo Energy Class A Common Stock

Each holder of Zeo Energy Class A Common Stock is entitled to one vote for each share of Zeo Energy Class A Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to the Zeo Energy Charter (including any certificate of designations relating to any series of Zeo Energy Preferred Stock) that relates solely to the terms of any outstanding Zeo Energy Preferred Stock if the holders of such Zeo Energy Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any series of Zeo Energy Preferred Stock) or under the General Corporation Law of the State of Delaware (the “DGCL”). The holders of the outstanding shares of Zeo Energy Class A Common Stock shall be entitled to vote separately upon any amendment to the Zeo Energy Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is disproportionately adverse as compared to the Zeo Energy Class V Common Stock. Except as otherwise required in the Zeo Energy Charter or by applicable law, the holders of Zeo Energy Common Stock will vote together as a single class on all matters (or, if any holders of Zeo Energy Preferred Stock are entitled to vote together with the holders of Zeo Energy Common Stock, as a single class with the holders of Zeo Energy Preferred Stock).

All issued and outstanding shares of Zeo Energy Class A Common Stock are duly authorized, fully paid and nonassessable. Holders of shares of Zeo Energy Class A Common Stock have no conversion, redemption or preemptive rights. Subject to certain provisions of the Zeo Energy Charter, shares of Zeo Energy Class A Common Stock have equal distribution, liquidation and other rights. Subject to the preferential rights of any other shares of capital stock and to certain provisions of the Zeo Energy Charter, holders of shares of Zeo Energy Class A Common Stock are entitled to receive distributions if, as and when authorized and declared by the Zeo Energy Board of Directors out of assets legally available therefor and to share ratably in Zeo Energy’s assets legally available for distribution to stockholders in the event of Zeo Energy’s liquidation, dissolution or winding-up after payment of, or adequate provision for, all of Zeo Energy’s known debts and liabilities.

Dividends; Stock Splits or Combinations.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of Zeo Energy Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Zeo Energy Class A Common Stock with respect to the payment of dividends, such dividends and other distributions of cash, stock or property may be declared and paid on the Zeo Energy Class A Common Stock out of the assets of Zeo Energy that are by law available therefor, at the times and in the amounts as the Zeo Energy Board of Directors in its discretion may determine.

In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Zeo Energy Common Stock (each, a “Stock Adjustment”), unless:

(i)     a corresponding Stock Adjustment for all other classes of Zeo Energy Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(ii)    the Stock Adjustment has been reflected in the same economically equivalent manner on all OpCo Units and Convertible OpCo Preferred Units.

Stock dividends with respect to each class of Zeo Energy Common Stock may only be paid with shares of stock of the same class of Zeo Energy Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Zeo, after payment or provision for payment of the debts and other liabilities of Zeo Energy and of the preferential and other amounts, if any, to which the holders of Zeo Energy Preferred Stock are entitled, if any, the holders of all outstanding shares of Zeo Energy Class A Common Stock is entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Zeo Energy Class A Common Stock is entitled to receive the remaining assets of Zeo Energy available for distribution ratably in proportion to the number of shares of Zeo Energy Class A Common Stock.

Class V Common Stock

Each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to the Zeo Energy Charter (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL. The holders of the outstanding shares of Class V Common Stock are entitled to vote separately upon any amendment to the Zeo Energy Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Zeo Common Stock in a manner that is disproportionately adverse as compared to the Zeo Energy Class A Common Stock. Except as otherwise required in the Zeo Energy Charter or by applicable law, the holders of Zeo Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Zeo Common Stock, as a single class with the holders of Preferred Stock).

Shares of Class V Common Stock may, together with the corresponding Class B Units of OpCo (which we also refer to as Exchangeable OpCo Units as described below), be exchanged for shares of Zeo Energy Class A Common Stock, subject to the terms and conditions discussed in the OpCo A&R LLC Agreement and described below under “— Convertible OpCo Preferred Units (Mezzanine Equity)”.

Voting Rights.    Each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class V Common Stock are entitled to vote separately on any amendment to the Zeo Energy Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to Zeo Energy Class A Common Stock.

To the fullest extent permitted by law, holders of shares of each class of Class V Common Stock, as such, have no voting power with respect to, and are not entitled to vote on, any amendment to the Zeo Energy Charter (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Zeo Energy Charter (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations.    Except as described under the heading “Description of Zeo’s Capital Stock — Common Stock — Zeo Energy Class A Common Stock — Dividends; Stock Splits or Combinations,” dividends of cash or property may not be declared or paid on shares of Class V Common Stock.

Liquidation.    Without limiting the rights of the holders of Exchangeable OpCo Units to exchange their Exchangeable OpCo Units (or the requirement of holders of Convertible OpCo Preferred Units to exchange the Exchangeable OpCo Units), such holders would receive upon conversion of their Convertible OpCo Preferred Units, as applicable, along with the surrender for cancellation of an equal number of shares of Class V Common Stock, for shares of Zeo Energy Class A Common Stock pursuant to the OpCo A&R LLC Agreement, the holders of shares of Class V Common Stock, as such, are not entitled to receive, with respect to such shares, any assets of Zeo Energy, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Zeo Energy.

Cancellation of Class V Common Stock.    No holder of Class V Common Stock may transfer shares of Class V Common Stock to any person unless such holder transfers a corresponding number of Exchangeable OpCo Units (or Convertible OpCo Preferred Units) in accordance with the provisions of the OpCo A&R LLC Agreement. If any outstanding share of Class V Common Stock ceases to be held by a holder of the corresponding Exchangeable OpCo Unit or Convertible OpCo Preferred Unit (provided, that in the event of a conversion of Convertible OpCo Preferred Units into Exchangeable OpCo Units, there will be a number of shares of Class V Common Stock issued or retired in relation to such conversion as necessary such that the number of shares of Class V Common Stock held by the converting person equals the number of Exchangeable OpCo Units issued to such converting person in such conversion), including any share of Class V Common Stock exchanged for a share of Zeo Energy Class A Common Stock pursuant to the OpCo A&R LLC Agreement, such share shall automatically and without further action on the part of Zeo Energy or any holder of Class V Common Stock be transferred to Zeo Energy for no consideration and retired and restored to the status of an authorized but unissued share of Class V Common Stock.

Further Issuances of Class V Common Stock.    No shares of Class V Common Stock shall be issued at any time after the effective date of this Charter, except (i) to one or more new or existing members of OpCo to whom Exchangeable OpCo Units (provided that in the event of an issuance of Exchangeable OpCo Units as a result of a conversion of Convertible OpCo Preferred Units into Exchangeable OpCo Units, the requirement set forth in the preceding paragraph with respect to the corresponding Class V Common Stock will apply) or Convertible OpCo Preferred Units are also issued, (ii) to a member of OpCo holding Exchangeable OpCo Units or Convertible OpCo Preferred Units in a number necessary to maintain a one-to-one ratio between the collective number of Exchangeable OpCo Units or Convertible OpCo Preferred Units outstanding, on the one hand, and the number of shares of Class V Common Stock outstanding or (iii) for the issuance of shares of Class V Common Stock in connection with a stock dividend, stock split, reclassification or similar transaction that affects proportionately all outstanding shares of Common Stock and is in accordance with the provisions of the Zeo Energy Charter.

Preemptive Rights.    To the extent Exchangeable OpCo Units or Convertible OpCo Preferred Units are issued pursuant to the OpCo A&R LLC Agreement (provided that in the event of an issuance of Exchangeable OpCo Units as a result of a conversion of Convertible OpCo Preferred Units into Exchangeable OpCo Units, the requirement set forth in two paragraphs above with respect to the corresponding Class V Common Stock will apply) to anyone other than Zeo Energy or a wholly owned subsidiary of Zeo Energy, an equivalent number of shares of Class V Common Stock (subject to adjustment as set forth in the Charter) shall be issued at par to the same holder to whom such Exchangeable OpCo Units or Convertible OpCo Preferred Units, as applicable are issued.

Convertible OpCo Preferred Units (Mezzanine Equity)

Convertible OpCo Preferred Units refer to convertible preferred units in OpCo which were issued to Sponsor, pursuant to the Sponsor Subscription Agreement entered into on April 19, 2023, and issued in connection with the closing of the ESGEN Transaction, as consideration for investment therein in aggregate of $15,000,000.

For such investment, the Sponsor received 1,500,000 Convertible OpCo Preferred Units, and as of the date of this proxy statement/prospectus there are outstanding 1,500,000 Convertible OpCo Preferred Units. The Convertible OpCo Preferred Units are convertible into Exchangeable OpCo Units, which can be converted into Zeo Energy Class A Common Stock as described below. The foregoing 1,500,000 Convertible OpCo Preferred Units are reflected on the consolidated financial statements of Zeo Energy.

Holders of the Convertible OpCo Preferred Units have no voting rights and only have certain consent rights. The Convertible OpCo Preferred Units were issued in conjunction with Class V Common Stock, which Class V Common Stock entitle the holders to voting rights, as described above. The Convertible OpCo Preferred Units are entitled to be paid dividends, quarterly in arrears at the rate of 10% per annum of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded monthly. On each dividend payment date, Zeo Energy must: (i) pay the Sponsor an amount equal to 30% of the dividends for the Convertible OpCo Preferred Units that have accrued and are unpaid for such dividend period (or portion thereof, as applicable) and (ii) may elect to either pay such dividends in cash, or allow the remaining portion to continue to accrue and compound, as described above.

Conversion

Until the earlier of (A) March 13, 2027, the “Maturity Date,” (B) a Required Redemption (as defined below), (C) the date the Sponsor elects for a Put Option Redemption, or (D) a Transaction Event Conversion (as each such terms are defined in the OpCo A&R LLC Agreement), the Sponsor has the option to convert all, but not less than all, of its outstanding Convertible OpCo Preferred Units into such number of Class B Units of OpCo (an “Convertible Preferred Optional Conversion”) as is determined by dividing its applicable original issue price plus the aggregate accumulated and unpaid dividends, if any, through the date the conversion occurs, by $11.00. Under their terms, the Sponsor must elect to convert all, but not less than all, of the outstanding Convertible OpCo Preferred Units. “Class B Units” refers to Class B units of OpCo, and which we also refer to as the “Exchangeable OpCo Units.”

Each Convertible OpCo Preferred Units that is outstanding on the Maturity Date will be converted into such number of Class B Units (a “Maturity Date Conversion”) as is determined by dividing its applicable original issue price plus the aggregate accumulated and unpaid dividends, if any, through and until the Maturity Date, by the Conversion Market Price (the “Maturity Date Conversion Price”). The “Conversion Market Price” shall mean the average of the daily volume weighted average price, or VWAP, of the Zeo Energy Class A Common Stock during the five (5) trading days prior to the Maturity Date. The applicable conversion price for Convertible OpCo Preferred Units is subject to adjustment for any applicable distribution of securities, splits, subdivisions, recombination, or reclassification of Class B Units.

Redemption

The Convertible OpCo Preferred Units are redeemable in whole but not in part, at the then-applicable rate of return (a “Required Return”), (i) at the option of Zeo Energy (subject to the OpCo A&R LLC Agreement), at any time prior to the Maturity Date (a “Required Redemption”), or (ii) if required by Zeo Energy upon the Sponsor’s delivery to Zeo Energy of a notice in accordance with the Sponsor electing a Put Option Redemption.

Upon the occurrence of a Liquidating Event (as defined in the OpCo A&R LLC Agreement), the Convertible OpCo Preferred Units will be entitled to distributions as follows:

•        Following the satisfaction of all of Zeo Energy’s debts and liabilities to creditors, and the satisfaction of all of Zeo Energy’s specified liabilities to members in satisfaction of liabilities for previously declared distributions, the Sponsor is entitled to an amount equal to the then-applicable Required Return with respect to each Convertible OpCo Preferred Units then outstanding.

•        The Sponsor does not participate in further distributions following the receipt of the Required Return (i.e., the Convertible OpCo Preferred Units are non-participating instruments). Upon any liquidation or deemed liquidation event, the holders of Convertible OpCo Preferred Units will be entitled to receive out of the available proceeds, before any distribution is made to holders of Common Stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in Zeo Energy Charter’s and related Certificate of Designation) or (ii) such amount per share as would have been payable had all Convertible OpCo Preferred Units been converted into Zeo Energy Class A Common Stock immediately prior to the liquidation event.

Redeemable Noncontrolling Interests

The OpCo A&R LLC Agreement provides, among other things, a holder of Class B units of OpCo (which we also refer to as the Exchangeable OpCo Units) the has the right to cause OpCo to redeem one or more of such Class B Units, together with the cancellation of an equal number of shares of such holder’s Zeo Energy’s Class V Common Stock, for shares of Zeo Energy Class A Common Stock on a one-for-one basis, or, at the election of Zeo Energy (as manager of OpCo), cash, in each case, subject to certain restrictions set forth in the OpCo A&R LLC Agreement and the Zeo Energy Charter. The OpCo A&R LLC Agreement also provides for mandatory redemption of OpCo units in certain limited circumstances, including in connection with certain changes of control. As described above, subject to certain conditions, the Convertible OpCo Preferred Units are redeemable by Zeo Energy, and also may be converted into Class B Units of OpCo. (Upon such conversion into Class B Units, they would be subject to be immediately exchanged on a one-for-one basis, together with an equal number of accompanying shares of Class V Common Stock, for shares of Zeo Energy Class A Common Stock as described above).

The financial results of OpCo are consolidated with Zeo Energy with the redeemable noncontrolling interests’ share of our net loss separately allocated.

Authorized But Unissued Zeo Energy Common Stock

The number of authorized shares of any particular class of Zeo Energy Common Stock may not be decreased below the number of shares of such class then outstanding. In the case of Zeo Energy Class A Common Stock, the number of shares of Zeo Energy Class A Common Stock issuable in connection with (i) the exchange of all Exchangeable OpCo Units, along with an equal number of shares of Zeo Energy Class V Common Stock, pursuant to the OpCo A&R LLC Agreement and (ii) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Zeo Energy Class A Common Stock.

Zeo Energy Preferred Stock

The Zeo Energy Board of Directors has the authority, without action by the stockholders, to create and issue shares of Zeo Energy Preferred Stock in one or more series, and, with respect to each such series, establish the designation of such series and the number of shares to be included in such series and fix the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences.

The purpose of authorizing the Zeo Energy Board of Directors to issue Zeo Energy Preferred Stock and determine the rights and preferences of any series of Zeo Energy Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Zeo Energy Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Zeo Energy outstanding voting stock. Additionally, the issuance of Zeo Energy Preferred Stock may adversely affect the holders of Zeo Energy Class A Common Stock by restricting dividends on the Zeo Energy Class A Common Stock, diluting the voting power of the Zeo Energy Class A Common Stock or subordinating the dividend or liquidation rights of the Zeo Energy Class A Common Stock. As a result of these or other factors, the issuance of Zeo Energy Preferred Stock could have an adverse impact on the market price of Zeo Energy Class A Common Stock.

As of the date of this proxy statement/prospectus, Zeo Energy has no shares of Preferred Stock which are issued and outstanding.

Zeo Energy Warrants

Each warrant of Zeo Energy (the “Warrant” or “Zeo Warrant”) entitles the registered holder to purchase one share of Zeo Energy Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, except as discussed in the immediately succeeding paragraph. These Warrants were issued by ESGEN and became Zeo Warrants in the ESGEN Transaction. Pursuant to the warrant agreement, a Warrant holder may exercise its Warrants only for a whole number of Zeo Energy Class A Common Stock. This means only a whole Warrant may be exercised at a given time by a warrant holder. The Warrant will expire five years after the closing of the ESGEN Trasnsaction, at 5:00 p.m., Eastern Time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Zeo Energy Class A Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to Zeo Energy Class A Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable and we will not be obligated to issue a share of Zeo Energy Class A Common Stock upon exercise of a Warrant unless the share of Zeo Energy Class A Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant are not entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have agreed to maintain the effectiveness of a registration statement and a current prospectus relating to those shares of Zeo Energy Class A Common Stock underlying the Warrants until the Warrants expire or are redeemed, as specified in the warrant agreement; provided, that if our shares of Zeo Energy Class A Common Stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. Warrant holders may during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Zeo Energy Class A Common Stock equal to the lesser of (i) the quotient obtained by dividing (A) the product of the number of shares of Zeo Energy Class A Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Warrants by (B) the fair market value and (ii) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of Zeo Energy Class A Common Stock for the ten trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price Per Share of Zeo Energy Class A Common Stock Equals or Exceeds $18.00

Once the Warrant become exercisable, we may redeem the outstanding Zeo Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of Zeo Energy Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of Zeo Energy Class A Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of Zeo Energy Class A Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the shares of Zeo Energy Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Warrants — Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price Per Zeo Energy Class A Common Stock Equals or Exceeds $10.00

Once the Warrants become exercisable, we may redeem the outstanding Warrants:

•        in whole and not in part;

•        at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided, that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of Zeo Energy Class A Common Stock (as defined below) except as otherwise described below; and

•        if, and only if, the closing price of the shares of Zeo Energy Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Zeo Energy Class A Common Stock that a Warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Zeo Energy Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of the shares of Zeo Energy Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our Warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of Zeo Energy Class A Common Stock issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “Warrants — Anti-Dilution Adjustments” below. If the number of shares of Zeo Energy Class A Common Stock issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares of Zeo Energy Class A Common Stock deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the exercise price of a Warrant is adjusted, (i) in the case of an adjustment pursuant to the fifth paragraph under the heading “Warrants — Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Warrants — Anti-Dilution Adjustments” and the denominator of which is $10.00 and (ii) in the case of an adjustment pursuant to the second paragraph under the heading “Warrants — Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of shares of Zeo Energy Class A Common Stock
	≤ 10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Zeo Energy Class A Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Zeo Energy Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Zeo Energy Class A Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Zeo Energy Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Zeo Energy Class A Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Zeo Energy Class A Common Stock per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any share of Zeo Energy Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which only provide for a redemption of warrants for cash (other than private placement warrants) when the trading price for the shares of Zeo Energy Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the shares of Zeo Energy Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of the shares of Zeo Energy Class A Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “Warrants — Redemption of Warrant When the Price Per Share of Zeo Energy Class A Common Stock Equals or Exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to Warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the Warrant holders.

As stated above, we can redeem the Warrants when the shares of Zeo Energy Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the shares of Zeo Energy Class A Common Stock are trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Zeo Energy Class A Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Zeo Energy Class A Common Stock if and when such shares of Zeo Energy Class A Common Stock were trading at a price higher than the exercise price of $11.50.

If, at the time of redemption, the Warrants are exercisable for a security other than the shares of Zeo Energy Class A Common Stock pursuant to the warrant agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the shares of Zeo Energy Class A Common Stock, Zeo Energy (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Redemption Procedures

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares Zeo Energy Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Zeo Energy Class A Common Stock is increased by a capitalization or share dividend paid in shares of Zeo Energy Class A Common Stock to all or substantially all holders of Zeo Energy Class A Common Stock, or by a split-up of shares of Zeo Energy Class A Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Zeo Energy Class A Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Zeo Energy Class A Common Stock. A rights offering made to all or substantially all holders of ESGEN ordinary shares entitling holders to purchase shares of Zeo Energy Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Zeo Energy Class A Common Stock equal to the product of (i) the number of shares of Zeo Energy Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Zeo Energy Class A Common Stock) and (ii) one minus the quotient of (a) the price per share of Zeo Energy Class A Common Stock paid in such rights offering and (b) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Zeo Energy Class A Common Stock, in determining the price payable for shares of Zeo Energy Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Zeo Energy Class A Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Zeo Energy Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of Zeo Energy Class A Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (i) as described above, or (ii) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Zeo Energy Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Zeo Energy Class A Common Stock issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Zeo Energy Class A Common Stock in respect of such event.

If the number of outstanding shares of Zeo Energy Class A Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Zeo Energy Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Zeo Energy Class A Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Zeo Energy Class A Common Stock.

Whenever the number of shares of Zeo Energy Class A Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of shares of Zeo Energy Class A Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of shares of Zeo Energy Class A Common Stock so purchasable immediately thereafter.

In addition, if (i) we issue additional shares of Zeo Energy Class A Common Stock or equity-linked securities for capital raising purposes in connection with the ESGEN Closing at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Zeo Energy Board of Directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the ESGEN Closing (net of redemptions), and (iii) the volume weighted average trading price of the ESGEN Class A ordinary shares during the 20 trading day period starting on the trading day prior to the date of the ESGEN Closing (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “Warrants — Redemption of Warrants When the Price Per Share of Zeo Energy Class A Common Stock Equals or Exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Warrants — Redemption of Warrant When the Price Per Share of Zeo Energy Class A Common Stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of Zeo Energy Class A Common Stock (other than those described above or that solely affects the par value of such shares of Zeo Energy Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Zeo Energy Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Zeo Energy Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Zeo Energy Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Zeo Energy Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Zeo Energy Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement.

If less than 70% of the consideration receivable by the holders of shares of Zeo Energy Class A Common Stock in such a transaction is payable in the form of shares of Zeo Energy Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants have been issued in registered form under a warrant agreement between CST, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Warrants and the warrant agreement set forth in ESGEN’s prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on ESGEN ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants; provided, that the approval by the holders of at least 50% of the then-outstanding Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

The Warrant holders do not have the rights or privileges of holders of shares of Zeo Energy Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Zeo Energy Class A Common Stock. After the issuance of Zeo Energy Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the U.S. are the sole and exclusive forum.

Transfer Agent and Warrant Agent

The transfer agent for Zeo Energy Class A Common Stock and warrant agent for Warrants is CST.

Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws

Some of the provisions in the Zeo Energy Charter and Zeo Energy Bylaws could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of Zeo Energy. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Zeo Energy Board of Directors and in the policies formulated by the Zeo Energy Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of Zeo Energy Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Zeo Energy’s management or delaying or preventing a transaction that might benefit other or minority stockholders.

These provisions include:

Special Meeting of Stockholders.    Subject to the special rights of any holders of any series of Zeo Energy Preferred Stock, meetings of stockholders of Zeo Energy may be called, for any purpose or purposes, at any time, only by or at the direction of the Zeo Energy Board of Directors, the chairperson of the Zeo Energy Board or the Chief Executive Officer of Zeo Energy, and the ability of the stockholders or any other person to call a special meeting of the stockholders is specifically denied. However, as long as the holders of shares of Zeo Energy Class V Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of Zeo Energy collectively holding shares of capital stock of Zeo Energy representing a majority of the total voting power of the outstanding shares of capital stock of Zeo Energy entitled to vote generally in the election of directors of Zeo Energy.

Election and Removal of Directors.    Subject to any limitations imposed by applicable law and except for additional directors of Zeo Energy elected by the holders of any series of Zeo Energy Preferred Stock as provided for or fixed pursuant to the Zeo Energy Charter, any director of Zeo Energy or the entire Zeo Energy Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of Zeo Energy entitled to vote generally in the election of directors of Zeo Energy, voting together as a single class. In case any one or more directors of Zeo Energy should be so removed, an except as otherwise expressly required by law, and subject to the special rights of the holders of one or more series of Zeo Energy Preferred Stock to elect directors, any vacancies on the Zeo Energy Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders of Zeo Energy.

Other Limitations on Stockholder Actions.    Zeo Energy Bylaws also have certain procedural requirements on stockholders who wish to:

•        make nominations in the election of directors; or

•        propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal of business before an annual meeting of stockholders, a stockholder must deliver timely written notice of a proposal pertaining to a proper matter for stockholder action at the annual meeting to Zeo Energy’s secretary containing, among other things, the following:

•        the name and record address of each stockholder proposing business (such person, a “Proposing Person”), as they appear in Zeo Energy’s books;

•        the class or series and number of shares of stock of Zeo Energy, directly or indirectly, held of record and beneficially by the Proposing Person or any its affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act);

•        the Proposing Person’s Disclosable Interests (as such term is defined in the Zeo Energy Bylaws);

•        the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;

•        a description of any agreement, arrangement or understanding reached with respect to shares of Zeo Energy stock, such as any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares;

•        a description of the business or nomination to be brought before the meeting, the text of the proposal, the reasons for conducting such business at the meeting and any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; and

•        a statement whether or not the stockholder giving the notice and/or the other Proposing Person or Proposing Persons, if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of Zeo Energy required under applicable law to approve the business proposal.

The Zeo Energy Bylaws also set out the timeliness requirements for delivery of such notice. In order to submit a nomination for the Zeo Energy Board of Directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders. There shall be no cumulative voting in the election of directors for the Zeo Energy Board of Directors.

Limitation on Liability and Indemnification of Officers and Directors

The Zeo Energy Charter and Zeo Energy Bylaws provide indemnification for Zeo Energy’s directors and officers to the fullest extent permitted by the DGCL. Zeo Energy has entered into indemnification agreements with each of its directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Zeo Energy Charter includes provisions that eliminate the personal liability of Zeo Energy’s directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict Zeo Energy’s rights and the rights of its stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director, except that a director or officer will be personally liable for:

•        any breach of his or her duty of loyalty to Zeo Energy or Zeo Energy’s stockholders;

•        acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•        any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Exclusive Forum

The Zeo Energy Charter provides that, unless Zeo Energy consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action, suit or proceeding brought on behalf of Zeo Energy; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Zeo Energy to Zeo Energy or to Zeo Energy’s stockholders; (iii) any action, suit or proceeding asserting a claim against Zeo Energy, its current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or the Zeo Energy Charter or Zeo Energy Bylaws; and (iv) any action, suit or proceeding asserting a claim against Zeo Energy, its current or former directors, officers, employees, agents or stockholders governed by the internal affairs doctrine.

Further, unless Zeo Energy consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. If any action the subject matter of which is within the scope of the exclusive forum provisions of the Zeo Energy Charter is filed in a court other than the Delaware Court of Chancery (a “Foreign Action”) by any stockholder (including any beneficial owner), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the Delaware Court of Chancery in connection with any action brought in any such court to enforce such exclusive forum provisions of the Zeo Energy Charter; and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. There is uncertainty as to whether a court would enforce these provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any security of Zeo Energy shall be deemed to have notice of and consented to the exclusive forum provisions of the Zeo Energy Charter.

A&R Registration Rights Agreement

On March 13, 2024, in connection with the ESGEN Transaction, Zeo Energy entered into the A&R Registration Rights Agreement, pursuant to which, among other things, Zeo Energy agreed to provide certain registration rights with respect to certain shares of Zeo Energy Class A Common Stock held by sellers in that transaction or otherwise issuable to them pursuant to the ESGEN Business Combination Agreement, the OpCo A&R LLC Agreement or the Zeo Energy Charter.

Amendment to the Letter Agreement

Concurrently with the execution of the ESGEN Business Combination Agreement, the Initial Shareholders of Zeo Energy entered into an Amendment to the Letter Agreement, pursuant to which, among other things, the Initial Shareholders of Zeo Energy and Sponsor agreed to forfeit an additional 500,000 shares of Zeo Energy Class A Common Stock if, within two years of the ESGEN Closing (which occurred on March 13, 2024), the Convertible OpCo Preferred Units are redeemed or converted (and agreed not to transfer such applicable shares until two years after the ESGEN Closing).

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Zeo Energy’s stockholders will have appraisal rights in connection with a merger or consolidation of Zeo Energy involving the payment of only cash consideration in respect of their shares. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Zeo Energy’s stockholders may bring an action in Zeo Energy’s name to procure a judgment in Zeo Energy’s favor, also known as a derivative action; provided, that the stockholder bringing the action is a holder of Zeo Energy’s shares at the time of the transaction to which the action relates, or such stockholder’s stock thereafter devolved by operation of law.

Listing of Securities

Shares of Zeo Energy Class A Common Stock and Zeo Energy Warrants are traded on Nasdaq under the symbols “ZEO” and “ZEOWW” respectively. The Zeo Energy Class V Common Stock is not listed on any exchange.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Zeo Energy Class A Common Stock and the rights of holders of shares of Heliogen Common Stock. Zeo Energy and Heliogen are each incorporated under the laws of the State of Delaware, and, accordingly, the rights of Zeo Energy stockholders and Heliogen Stockholders are both governed by the laws of the State of Delaware. The differences between the rights of Zeo Energy stockholders and Heliogen Stockholders primarily result from differences between the organizational documents of Zeo Energy and Heliogen. As a result of the Mergers, holders of shares of Heliogen Common Stock that receive the Merger Consideration in respect of their shares of Heliogen Common Stock will become holders of shares of Zeo Energy Class A Common Stock. As a result, following the Mergers, the rights of Heliogen Stockholders who become Zeo Energy stockholders will continue to be governed by the laws of the State of Delaware and will also then be governed by Zeo Energy’s certificate of incorporation (the “Zeo Energy Charter”) and Zeo Energy’s bylaws (the “Zeo Energy Bylaws)”.

This section does not include a complete description of all differences between the rights of Zeo Energy stockholders and Heliogen Stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Zeo Energy stockholders and Heliogen Stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s organizational documents. This summary is qualified in its entirety by reference to the full text of each of the Heliogen certificate of incorporation (the “Heliogen Charter”) and Heliogen’s second amended and restated bylaws (the “Heliogen Bylaws”). For information on how to obtain a copy of these documents, see the section entitled “Where You Can Find More Information.”

Among other things, our governing documents include provisions regarding:

Zeo Energy Stockholders	Heliogen Stockholders
Authorized Capital Stock

The Zeo Energy Charter authorizes Zeo Energy to issue up to 410,000,000 shares, consisting of (1) 400,000,000 shares of common stock (“Zeo Energy Common Stock”), divided into (i) 300,000,000 shares of Zeo Energy Class A Common Stock par value $0.0001 per share, and which we refer to as “Zeo Energy Class A Common Stock,” and (ii) 100,000,000 shares of Zeo Energy Class V Common Stock, par value $0.0001 per share (the “Zeo Energy Class V Common Stock”); and (2) 10,000,000 shares of preferred stock (the “Zeo Energy Preferred Stock”), of which none are outstanding.

As of June 24, 2025, 22,824,845 shares of Zeo Energy Class A Common Stock, par value $0.0001, were issued and outstanding and 26,480,000 shares of Zeo Energy Class V Common Stock, par value $0.0001, were issued and outstanding.

The authorized capital stock of Heliogen consists of (i) 500,000,000 shares of common stock, par value $0.0001 per share (“Heliogen Common Stock”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (“Heliogen Preferred Stock”, and collectively with the Heliogen Common Stock, “Heliogen Capital Stock”).

As of June 30, 2025 the record date for the Heliogen Special Meeting, there were outstanding (i) shares of Heliogen Common Stock, and (ii) no shares of Heliogen Preferred Stock.

Voting Rights

The Zeo Energy Charter provides that holders of Zeo Energy Class A Common Stock and holders of Zeo Energy Class V Common Stock will vote together as a single class on all matters, except as otherwise required in the Zeo Energy Charter or by applicable law.

Holders of Heliogen Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
Each Zeo Energy share will have one vote on all such matters.

Zeo Energy Stockholders	Heliogen Stockholders
Quorum

The Zeo Energy Bylaws provide that the quorum for any meeting of the stockholders is the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote at such meeting, present in person, or by remote communication, if applicable, or represented by proxy.

In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat, but no other business shall be transacted at such meeting.

The Heliogen Bylaws provide that, at any meeting of the stockholders, the holders of a majority in voting power of the shares of Heliogen Capital Stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum for all purposes, except to the extent that a separate vote by a class or classes or series of capital stock is required by law or the Heliogen Charter.

The Heliogen Bylaws provide that the chairman of any annual or special meeting of stockholders or, if directed to be voted on by the chairman, the stockholders present or represented at the meeting and entitled to vote will have the power to adjourn or recess the meeting from time to time, without notice unless the adjournment is for more than thirty days.

Number of Directors and Size of Board

The Zeo Energy Charter provides that the number of directors of Zeo Energy shall be fixed exclusively by one or more resolutions adopted from time to time by the Zeo Energy Board of Directors. The Zeo Energy Board of Directors currently consists of 6 directors.

The Heliogen Charter provides that the number of directors will be fixed from time to time by the Heliogen Board of Directors. The Heliogen Board of Directors currently consists of 7 directors.

Any vacancies on the Zeo Energy Board of Directors and any newly created directorships resulting from any increase in the number of directors will also be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Term of Directors

Zeo Energy does not have a classified board. Under the Zeo Energy Bylaws, each director will hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification, or removal.

The Heliogen Charter provides that the Heliogen Board of Directors be divided into three classes: Class I, Class II and Class III. Each director will hold office until the third annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disqualification, resignation or removal.

Filling Vacancies on the Board of Directors

The Zeo Energy Bylaws provide that any vacancies on the Zeo Energy Board of Directors and any newly created directorships resulting from any increase in the number of directors will also be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

The Heliogen Charter and Heliogen Bylaws provide that any vacancy on the Heliogen Board of Directors or newly created directorship will be filled by the affirmative vote of a majority of the total number of directors then in office, even though less than a quorum. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.

Zeo Energy Stockholders	Heliogen Stockholders
Special Stockholders’ Meetings

Subject to the special rights of the holders of one or more series of Zero Energy Preferred Stock, special meetings of the stockholders may be called only (i) by or at the direction of the Zeo Energy Board of Directors, the Chairperson of the Zeo Energy Board of Directors or the Chief Executive Officer, in each case, in accordance with the Zeo Energy Bylaws or (ii) for so long as the holders of shares of the Zeo Energy Class V Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, by or at the request of stockholders collectively holding shares of capital stock of Zeo Energy representing a majority of the total voting power of stock entitled to vote generally in election of directors.

The Heliogen Bylaws provide that a special meeting of the Heliogen Stockholders may be called at any time by the Heliogen Board of Directors, the chairman of the Heliogen Board of Directors or the chief executive officer of Heliogen.

Delivery and Notice Requirements of Stockholder Nominations and Proposals

Under the Zeo Energy Bylaws, for business to be properly brought before an annual meeting by a stockholder, business must be brought: (a) pursuant to Zeo Energy’s notice of meeting of stockholders (with respect to business other than nominations), (b) brought specifically by or at the direction of the Zeo Energy Board of Directors, or by the chairperson of the meeting, or (c) by a stockholder of Zeo Energy who (1) is a stockholder of record at the time of the giving of the notice required by the Zeo Energy Bylaws and entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in the Zeo Energy Bylaws.

To be timely, a stockholder’s written notice must be received not later than the close of business on the 90th day and not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting; provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

Director nominations to be considered at an annual or special meeting must be in writing, meet the requirements of the Zeo Energy Bylaws and be delivered in the time period specified above. Nominations at an annual meeting may only by the Zeo Energy Board of Directors or any committee thereof or stockholder following the requirements of Zeo Energy Bylaws.

The Heliogen Bylaws provide that a stockholder must give advance written notice to the Heliogen Secretary of a director nomination to be considered at an annual meeting, or at a special meeting at which the Heliogen Board of Directors has determined that directors are to be elected.

With respect to nominations to be considered at an annual meeting, the notice must be in writing, meet the requirements of the Heliogen Bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting for the preceding year, except that if the annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the annual meeting is made by Heliogen.

In the event that the number of directors to be elected to the Heliogen Board of Directors at an annual meeting is increased effective after the time period for which nominations would otherwise be due as described above and there is no public announcement by Heliogen that names all of the nominees for additional directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be considered timely with respect to nominees for any new positions created by such increase if it is delivered to the Heliogen Secretary by the close of business on the 10th day following the day on which such public announcement is first made by Heliogen.

Director nominations may be considered at a special meeting as long as the Heliogen Board of Directors has determined that directors shall be elected at such meeting and the stockholder nominating the director complies with all requirements of the Heliogen Bylaws, including all notice requirements described above.

Zeo Energy Stockholders	Heliogen Stockholders

Director nominations to be considered at a special meeting must be in writing, meet the requirements of the Zeo Energy Bylaws and be delivered not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Zeo Energy Board of Directors to be elected at such meeting.

Stockholder Action by Written Consent

The Zeo Energy Charter provides that for so long as the holders of shares of Zeo Energy Class V Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action that is required or permitted to be taken by the stockholders of Zeo Energy may be effected by consent in lieu of a meeting and if the holders of shares of Zeo Energy Class V Common Stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action required or permitted to be taken by the stockholders of Zeo Energy must be effected at a duly called annual or special meeting of the stockholders of Zeo Energy and may not be effected by any consent in lieu of a meeting.

The Heliogen Bylaws provide that the affirmative vote of a majority of the voting power of the votes cast by holders of shares of stock present or represented by proxy, at a meeting and voting affirmatively or negatively on the subject matter will be the act of the stockholders, except in the election of directors or if a different vote is required by applicable law, regulation applicable to Heliogen or its securities, the rules and regulations of any stock exchange applicable to Heliogen, the Heliogen Charter or Heliogen Bylaws.

The Heliogen Charter provides that stockholders may not act by written consent.

Amendment of Charter

The Zeo Energy Charter provides that the Zeo Energy Charter may be amended in the manner currently or hereafter prescribed by statute; provided that, notwithstanding any other provision of the Zeo Energy Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of Zeo Energy required by law or by the Zeo Energy Charter, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of Zeo Energy stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of the Zeo Energy Charter that is inconsistent with Article V, Article VI, Article VII, Article VIII, Article IX or Article X of the Zeo Energy Charter.

The affirmative vote of the holders of a majority in voting power of the Heliogen capital stock entitled to vote thereon has the power to amend, alter, change or repeal any provision of the Heliogen Charter, or adopt any new provision.

Amendment of Bylaws

The Zeo Energy Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Zeo Energy Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware the Zeo Energy Charter.

The Zeo Energy Bylaws may also be amended by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of Zeo Energy entitled to vote generally in the election of directors, voting together as a single class.

The Heliogen Charter provides that the Heliogen Board of Directors, by the affirmative vote of majority of the Heliogen Board of Directors, is authorized to adopt, amend or repeal the Heliogen Bylaws.

The Heliogen Charter provides that the Heliogen Bylaws may also be adopted, amended or repealed by the affirmative vote of the holders of at least a majority in voting power of the Heliogen capital stock entitled to vote thereon.

Zeo Energy Stockholders	Heliogen Stockholders
Exculpation of Directors

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

The Zeo Energy Charter provides that to the fullest extent permitted by the DGCL, a director of Zeo Energy shall not be personally liable to Zeo Energy or its stockholders for monetary damages for breach of fiduciary duties as a director.

The Heliogen Charter provides that no Heliogen director will be personally liable to Heliogen or Heliogen Stockholders for monetary damages for breach of any fiduciary duties as a director, to the fullest extent permitted by the DGCL.

If the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of Zeo Energy shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of Heliogen directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

Indemnification of Directors, Officers and Employees

The Zeo Energy Charter provides that Zeo Energy shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Zeo Energy.

The Heliogen Bylaws provide that Heliogen will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Heliogen, or is or was a director or officer of Heliogen serving at the request of Heliogen as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Heliogen Bylaws provide that Heliogen will pay the expenses (including attorneys’ fees) incurred by a current or former director or officer potentially eligible for indemnification (as specified above) in defending any proceeding in advance of its final disposition upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

Zeo Energy Stockholders	Heliogen Stockholders
Exclusive Forum

The Zeo Energy Charter provides that unless Zeo Energy consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall have shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Zeo Energy, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Zeo Energy to Zeo Energy or to Zeo Energy’s stockholders, (iii) any action, suit or proceeding asserting a claim against Zeo Energy, its current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or the Zeo Energy Charter or the Zeo Energy Bylaws, or (iv) any action, suit or proceeding asserting a claim against Zeo Energy, its current or former directors, officers, employees, agents or stockholders governed by the internal affairs doctrine.

Under the Heliogen Charter, unless Heliogen consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

•   any derivative action or proceeding brought on behalf of Heliogen;

•   any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Heliogen to Heliogen or Heliogen’s stockholders;

•   any action asserting a claim arising pursuant to any provision of the DGCL; or

•   any action asserting a claim governed by the internal affairs doctrine.

The Zeo Energy Charter also provides that unless Zeo Energy consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Under the Heliogen Charter, unless Heliogen consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

LEGAL MATTERS

The validity of the shares of Zeo Energy Class A Common Stock offered hereby will be passed upon for Zeo Energy by Ellenoff Grossman & Schole LLP. Certain U.S. federal income tax consequences of the transaction will be passed upon for Heliogen by Cooley. Certain U.S. federal income tax consequences of the transaction will be passed upon for Zeo Energy by Ellenoff Grossman & Schole LLP.

EXPERTS

Zeo Energy

The audited financial statements of Zeo Energy Corp. included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered accountant, upon the authority of said firm as experts in accounting and auditing.

Heliogen

The financial statements of Heliogen as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Heliogen’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS

Heliogen has adopted a procedure called “householding,” which the SEC has approved. Under this procedure, Heliogen may deliver a single copy of the Notice and, if applicable, proxy materials to multiple Heliogen Stockholders who share the same address, unless Heliogen has received contrary instructions from one or more of such Heliogen Stockholders. This procedure reduces Heliogen’s printing costs, mailing costs, and fees. Heliogen Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, Heliogen will deliver promptly a separate copy of the Notice and, if applicable, proxy materials to any Heliogen Stockholder at a shared address to which Heliogen delivered a single copy of any of these materials. To receive a separate copy, or, if a Heliogen Stockholder is receiving multiple copies, to request that Heliogen only send a single copy of the Notice and, if applicable, proxy materials, such Heliogen Stockholder may contact us at:

Heliogen, Inc.
130 West Union Street
Pasadena, California 91103
Attention: Investor Relations
(626) 720-4530
investors@heliogen.com

Street name Heliogen Stockholders may contact their broker, bank, or other nominee to request information about householding.

FUTURE STOCKHOLDER PROPOSALS

Heliogen Stockholder Proposals

If the Merger Agreement is not adopted by the requisite vote of the Heliogen Stockholders, being the Heliogen Stockholder Approval, or if the Mergers are not completed for any reason, Heliogen intends to hold an annual meeting of its stockholders in 2026 (which we refer to as the “Heliogen 2026 annual meeting”). If the Heliogen 2026 annual meeting occurs, pursuant to the Heliogen Bylaws, Heliogen Stockholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on the Heliogen Board of Directors at such annual meeting.

Heliogen Stockholders may present proper proposals for inclusion in Heliogen’s annual meeting proxy statement and for consideration at the Heliogen 2026 annual meeting by submitting their proposals in writing to Heliogen’s General Counsel in a timely manner. For a stockholder proposal to be considered for inclusion in Heliogen’s proxy statement for the Heliogen 2026 annual meeting, Heliogen’s General Counsel must receive the written proposal at our principal executive offices no later than February 20, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to: Heliogen, Inc., Attention: General Counsel, 130 West Union Street, Pasadena, CA 91103.

The Heliogen Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in Heliogen’s proxy statement. The Heliogen Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in Heliogen’s proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of the Heliogen Board of Directors or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to Heliogen’s General Counsel, which notice must contain the information specified in the Heliogen Bylaws. To be timely for the Heliogen 2026 annual meeting, Heliogen’s General Counsel must receive the written notice at Heliogen’s principal executive offices not earlier than April 3, 2026, and not later than the close of business on May 3, 2026 provided, however, that since Heliogen will not be holding a 2025 annual meeting of stockholders, nominations and proposals must be received no earlier than the close of business on the 120th day prior to the date of the Heliogen 2026 annual meeting and no later than the close of business on the later of the 90th day prior to the date of the Heliogen 2026 annual meeting or the 10th day following the day on which public announcement of the date of the Heliogen 2026 annual meeting is first made.

Holders of Heliogen Common Stock may propose director candidates for consideration by Heliogen’s nominating and corporate governance committee. Any such recommendations must include the nominee’s name and qualifications for membership on the Heliogen Board of Directors and be directed to Heliogen’s General Counsel at the address set forth above.

In addition, the Heliogen Bylaws permit Heliogen Stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, a Heliogen Stockholder must provide the information required by the Heliogen Bylaws. In addition, the Heliogen Stockholder must give timely notice to Heliogen’s General Counsel in accordance with the Heliogen Bylaws, which, in general, require that the notice be received by Heliogen’s General Counsel within the time periods described above for stockholder proposals that are not intended to be included in a proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

Both Zeo Energy and Heliogen file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Zeo Energy’s and Heliogen’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You will also be able to obtain many of these documents, free of charge, from Zeo Energy by accessing Zeo Energy’s website at https://investors.zeoenergy.com and then the “Reports & Filings; SEC Filings” link or from Heliogen at https://investors.heliogen.com and then under the heading “Financials; SEC Filings.”

Zeo Energy has filed a registration statement on Form S-4, of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows Heliogen to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus or by more recent information incorporated by reference into this proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Heliogen:

•        Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on March 27, 2025);

•        Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2025 (filed with the SEC on May 7, 2025);

•        Current Reports on Form 8-K filed with the SEC on January 3, 2025, January 23, 2025, March 27, 2025, April 15, 2025 and May 29, 2025 (with respect to Item 1.01, Item 1.02, Item 3.03 and Item 5.02);

•        the description of shares of Heliogen Common Stock (filed with the SEC as Exhibit 4.4 to Heliogen’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025, including any amendment or report filed for the purpose of updating such description);

•        Second Amended and Restated Certificate of Incorporation of Heliogen, dated December 30, 2021 and Certificate of Amendment of Certificate of Incorporation of Heliogen, dated August 31, 2023 (filed with the SEC as Exhibit 3.1 and Exhibit 3.2, respectively, to Heliogen’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025); and

•        Second Amended and Restated Bylaws of Heliogen, dated November 3, 2022 (filed with the SEC as Exhibit 3.3 to Heliogen’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025).

In addition, Heliogen is incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Zeo Energy on July 11, 2025, and prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement/prospectus and prior to the date of the Heliogen Special Meeting; provided, however, that Heliogen is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Zeo Energy or Heliogen, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below:

Zeo Energy	Heliogen
Zeo Energy Corp. 7625 Little Rd, Suite 200A New Port Richey, FL 34654 Attention: Corporate Secretary (727) 375-9375 investors@zeoenergy.com	Heliogen, Inc. 130 West Union Street Pasadena, CA 91103 Attention: Investor Relations (626) 720-4530 investors@heliogen.com

Neither Zeo Energy nor Heliogen has authorized anyone to give any information or make any representation about the Mergers or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

ZEO ENERGY CORP. AND SUBSIDIARIES

Unaudited Financial Statements

Audited Financial Statements

HELIOGEN INC.

Unaudited Financial Statements

Audited Financial Statements

ZEO ENERGY CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2025	As of December 31, 2024
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$2,894,103	$5,634,115
Accounts receivable, including $286,103 and $191,662 from related parties, net of allowance for credit losses of $4,703,905 and $1,165,336, as of March 31, 2025, and December 31, 2024, respectively	4,999,508	10,186,543
Inventories	847,395	872,470
Contract asset, including $545,805 and $0 from related parties	577,398	64,202
Prepaid expenses and other current assets	936,673	2,131,345
Total current assets	10,255,077	18,888,675
Other assets, including $37,656 and $0 from related parties	113,591	314,426
Property, equipment and other fixed assets, net	2,629,283	2,475,963
Right-of-use operating lease asset	1,087,496	1,268,139
Right-of-use finance lease asset	412,893	447,012
Intangibles, net	2,938,804	7,571,156
Related party note receivable	3,000,000	3,000,000
Goodwill	27,010,745	27,010,745
Total assets	$47,447,889	$60,976,116

Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities
Accounts payable	$3,569,632	$2,780,885
Accrued expenses and other current liabilities, including $2,320,129 and $3,359,101 with related parties at March 31, 2025, and December 31, 2024, respectively	6,581,799	8,540,188
Current portion of long-term debt	301,091	291,036
Current portion of obligations under operating leases	555,672	583,429
Current portion of obligations under finance leases	133,408	130,464
	2,455,000	2,440,000
Contract liabilities, including $0 and $2,000 with related parties as of March 31, 2025, and December 31, 2024, respectively	119,417	203,607
Total current liabilities	13,716,019	14,969,609
Obligations under operating leases, non-current	662,291	799,385
Obligations under finance leases, non-current	314,167	348,807
Warrant liabilities	785,551	1,449,000
Long-term debt	414,268	496,623
Total liabilities	15,892,296	18,063,424
Commitments and contingencies (Note 17)

Redeemable noncontrolling interests
Convertible preferred units, 1,500,000 units issued and outstanding as of March 31, 2025 and December 31, 2024	16,536,108	16,130,871
Class B Units	38,097,300	115,693,900

Stockholders’ deficit
Class V common stock, $0.0001 par value, 100,000,000 authorized shares; 26,730,000 and 35,230,000 shares issued and outstanding as of March 31, 2025, and December 31, 2024, respectively	2,673	3,523
Class A common stock, $0.0001 par value, 300,000,000 authorized shares; 21,796,464 and 13,252,964 shares issued and outstanding as of March 31, 2025, and December 31, 2024, respectively	2,180	1,326
Additional paid-in capital	16,486,224	14,523,963
Accumulated deficit	(39,568,892)	(103,440,891)
Total stockholders’ deficit	(23,077,815)	(88,912,079)
Total liabilities, redeemable noncontrolling interests and stockholders’ deficit	$47,447,889	$60,976,116

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEO ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,
	2025	2024
Revenue, net	$6,216,391	$11,329,387
Related party revenue, net	2,567,304	8,812,769
Total revenue	8,783,695	20,142,156
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization shown below)	4,789,679	13,957,966
Depreciation and amortization	4,900,729	459,529
Sales and marketing	2,137,092	6,553,787
General and administrative	10,467,593	3,219,422
Total operating expenses	22,295,093	24,190,704
(Loss) income from operations	(13,511,398)	(4,048,548)
Other income (expenses), net:
Other income, net	82,363	—
Change in fair value of warrant liabilities	663,449	(138,000)
Interest expense	(30,277)	(35,222)
Total other income (expense), net	715,535	(173,222)
Net (loss) income before taxes	(12,795,863)	(4,221,770)
Income tax (expense) benefit	(523,500)	114,668
Net (loss) income	(13,319,363)	(4,107,102)
Less: Net loss attributable to Sunergy Renewables, LLC prior to the ESGEN Business Combination	—	(523,681)
Net loss subsequent to the Business Combination	(13,319,363)	(3,583,421)
Less: Net loss attributable to redeemable non-controlling interests	(6,958,098)	(2,051,930)
Net loss attributable to Class A common stock	$(6,361,265)	$(1,531,491)

Basic and diluted net loss per common share	$(0.48)	$(1.54)
Weighted average units outstanding, basic and diluted	13,252,964	994,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEO ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE
NONCONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(UNAUDITED)

	Redeemable noncontrolling interests							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A Convertible Preferred Units		Class B	Class V Common Stock		Class A Common Stock
	Units	Amount	Units	Shares	Amount	Shares	Amount
Balance, December 31, 2024	1,500,000	$16,130,871	$115,693,900	35,230,000	$3,523	13,252,964	$1,326	$14,523,963	$(103,440,891)	$(88,912,079)
Stock-based compensation	—	—	—	—	—	43,500	4	2,200,752	—	2,200,756
Reverse recapitalization related deferred taxes and adjustments	—	—	—	—	—	—	—	(238,491)	—	(238,491)
Conversion of Class V common stock to Class A common stock	—	—	—	(8,500,000)	(850)	8,500,000	850	—	—	—
Subsequent measurement of redeemable noncontrolling interests	—	—	(70,233,264)	—	—	—	—	—	70,233,264	70,233,264
Net income (loss)	—	405,237	(7,363,336)	—	—	—	—	—	(6,361,265)	(6,361,265)
Balance, March 31, 2025	1,500,000	16,536,108	38,097,300	26,730,000	2,673	21,796,464	2,180	16,486,224	(39,568,892)	(23,077,815)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEO ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE
NONCONTROLLING INTERESTS AND STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(UNAUDITED)

	Redeemable noncontrolling interests									Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A Convertible Preferred Units		Class B	Common Units		Class V Common Stock		Class A Common Stock
	Units	Amount	Units	Units	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2023	—	$—	$—	1,000,000	$31,155,864	—	$—	—	$—	$—	$(533,345)	$30,622,519
Retroactive application of Business Combination (Note 1)	—	—	—	(1,000,000)	(31,155,864)	33,730,000	3,373	—	—	31,152,491	—	—
Balance, December 31, 2023	—	—	—	—	—	33,730,000	3,373	—	—	31,152,491	(533,345)	30,622,519
Stockholder distributions	—	—	—	—	—	—	—	—	—	—	(90,000)	(90,000)
Net loss prior to the Business Combination				—	—	—	—	—	—	—	(523,681)	(523,681)
Effects of Business Combination
Issuance of Class A Shares to third party advisors	—	—	—	—	—	—	—	178,207	18	891,017	—	891,035
Issuance of Class A Shares to backstop investor	—	—	—	—	—	—	—	225,174	23	1,569,440	—	1,569,463
Reverse Recapitalization (Note 4)	1,500,000	6,855,076	—	—	—	1,500,000	150	4,248,583	425	(1,677,860)	—	(1,677,285)
Transaction costs	—	—	—	—	—	—	—	—	—	(2,890,061)	—	(2,890,061)
Establishment of redeemable noncontrolling interests	—	—	26,116,548	—	—	—	—	—	—	(26,116,548)	—	(26,116,548)
Activities subsequent to business combination
Stock-based compensation	—	—	—	—	—	—	—	375,000	37	3,118,547	—	3,118,584
Subsequent measurement of redeemable noncontrolling interests	—	—	176,420,473	—	—	—	—	—	—	(6,047,026)	(170,373,447)	(176,420,473)
Net income (loss)	—	8,224,091	(10,276,021)	—	—	—	—	—	—	—	(1,531,429)	(1,531,491)
Balance, March 31, 2024	1,500,000	15,079,167	192,261,000	—	—	35,230,000	3,523	5,026,964	503	—	(173,051,964)	(173,047,938)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEO ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(13,319,363)	$(4,107,102)
Adjustment to reconcile net loss to cash used in operating activities
Depreciation and amortization	4,900,729	459,529
Change in fair value of warrant liabilities	(663,449)	138,000
Provision for credit losses	3,538,569	150,000
Non-cash operating lease expense	180,643	152,717
Stock-based compensation	2,257,139	3,118,584

Changes in operating assets and liabilities:
Accounts receivable	1,742,908	(2,297,517)
Accounts receivable due from related parties	(94,441)	(2,692,841)
Inventories	25,075	(28,968)
Contract assets	32,609	4,448,953
Prepaids and other current assets	1,138,288	(1,420,528)
Other assets from related parties	(37,656)	(109,443)
Accounts payable	788,747	(400,861)
Accrued expenses and other current liabilities	(1,465,222)	(691,316)
Accrued expenses and other current liabilities due to related parties	(1,038,972)	(2,148,960)
Contract liabilities	(82,190)	(3,508,323)
Contract liabilities due to related parties	(2,000)	(1,054,263)
Operating lease payments	(164,851)	(159,650)
Net cash used in operating activities	(2,263,438)	(10,151,989)

Cash flows from Investing Activities
Purchases of property, equipment and other assets	(372,578)	(226,076)
Net cash used in investing activities	(372,578)	(226,076)

Cash flows from Financing Activities
Repayments of finance lease liabilities	(31,696)	(28,537)
Proceeds from the issuance of convertible preferred stock, net of transaction costs	—	10,277,275
Repayments of debt	(72,300)	(71,855)
Distributions to members	—	(90,000)
Net cash (used in) provided by financing activities	(103,996)	10,086,883

Net decrease in cash and cash equivalents	(2,740,012)	(291,182)
Cash and cash equivalents, beginning of period	5,634,115	8,022,306
Cash and cash equivalents, end of the period	$2,894,103	$7,731,124

Supplemental Cash Flow Information
Cash paid for interest	$25,785	$34,060
Cash paid for income taxes	$—	$—
Noncash finance lease expense	$34,119	$34,118

Non-cash transactions
Deferred equity issuance costs	$—	$3,269,039
Issuance of Class A common stock to vendors	$—	$891,035
Issuance of Class A common stock to backstop investors	$—	$1,569,463
Preferred dividends	$405,237	$8,224,091

The accompanying notes are an integral part of these condensed consolidated financial statements.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION

Zeo Energy Corp. (formerly known as ESGEN Acquisition Corporation or “ESGEN”), collectively with its subsidiaries (the “Company” or “Zeo”) is in the business of marketing, sales and installation, and maintenance of solar panel technology to individual households within the United States. As part of this, the Company may also provide roofing repairs and construction.

Zeo Energy Corp. was a blank check company originally incorporated on April 19, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On October 22, 2021, ESGEN consummated an initial public offering, after which its securities began trading on the Nasdaq Stock Market LLC (“Nasdaq”).

ESGEN Business Combination

On March 13, 2024 (the “Closing Date”), the Company consummated its previously announced business combination (the “ESGEN Closing”), pursuant to that certain Business Combination Agreement, dated as of April 19, 2023 (as amended on January 24, 2024, the “ESGEN Business Combination Agreement”), by and among Zeo Energy Corp., a Delaware corporation (f/k/a ESGEN Acquisition Corporation, a Cayman Islands exempted company), ESGEN OpCo, LLC, a Delaware limited liability company(“OpCo”), Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), the Sunergy equity holders set forth on the signature pages thereto or joined thereto (collectively, “Sellers” and each, a “Seller”, and collectively with Sunergy, the “Sunergy Parties”), for limited purposes, ESGEN LLC, a Delaware limited liability company (the “Sponsor”), and for limited purposes, Timothy Bridgewater, an individual, in his capacity as the Sellers Representative (collectively, the “ESGEN Business Combination”). Prior to the ESGEN Closing, (i) except as otherwise specified in the ESGEN Business Combination Agreement, each issued and outstanding Class B ordinary share of ESGEN was converted into one Class A ordinary share of ESGEN (the “ESGEN Class A Ordinary Shares” and such conversion, the “ESGEN Share Conversion”); and (ii) ESGEN was domesticated into the State of Delaware so as to become a Delaware corporation (the “Domestication”). In connection with the ESGEN Closing, the registrant changed its name from “ESGEN Acquisition Corporation” to “Zeo Energy Corp.”

Upon the Domestication, each then-outstanding ESGEN Class A Ordinary Share was cancelled and converted into one share of Class A common stock of the Company, par value $0.0001 per share (“Zeo Class A Common Stock”), and each then-outstanding ESGEN Public Warrant was assumed and converted automatically into a warrant of the registrant, exercisable for one share of Zeo Class A Common Stock. Additionally, each outstanding unit of ESGEN was cancelled and converted into one share of Zeo Class A Common Stock and one-half of one warrant of the Company.

In accordance with the terms of the ESGEN Business Combination Agreement, Sunergy caused all holders of any options, warrants or rights to subscribe for or purchase any equity interests of Sunergy or its subsidiaries or securities (including debt securities) convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity interests of Sunergy or any subsidiary thereof (collectively, the “Sunergy Convertible Interests”) existing immediately prior to the ESGEN Closing to either exchange or convert all such holder’s Sunergy Convertible Interests into limited liability interests of Sunergy (the “Sunergy Company Interests”) in accordance with the governing documents of Sunergy or the Sunergy Convertible Interests.

At the ESGEN Closing, ESGEN contributed to OpCo (1) all of its assets (excluding its interests in OpCo, but including the amount of cash in ESGEN’s Trust Account (the “Trust Account”) as of immediately prior to the ESGEN Closing (after giving effect to the exercise of redemption rights by ESGEN stockholders), and (2) a number of newly issued shares of Class V common stock of the registrant, par value $0.0001 per share, which generally have only voting rights (the “Zeo Class V Common Stock”), equal to the number of Seller OpCo Units (as defined in the ESGEN Business Combination Agreement) (the “Seller Class V Shares”). In exchange, OpCo issued to ESGEN (i) a number of Class A common units of OpCo (the “Manager OpCo Units”) which equaled the number of total shares of the Zeo Class A Common Stock issued and outstanding immediately after the ESGEN Closing and (ii) a number of warrants to purchase Manager OpCo Units which equaled the number of SPAC Warrants (as defined in the ESGEN Business

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

Combination Agreement) issued and outstanding immediately after the ESGEN Closing (the transactions described above in this paragraph, the “ESGEN Contribution”). Immediately following the ESGEN Contribution, (x) the Sellers contributed to OpCo the Sunergy Company Interests and (y) in exchange therefor, OpCo transferred to the Sellers the Seller OpCo Units and the Seller Class V Shares.

Prior to the ESGEN Closing, the Sellers transferred 24.167% of their Sunergy Company Interests (which were thereafter exchanged for Seller OpCo Units and Seller Class V Shares at the ESGEN Closing, as described above) pro rata to Sun Managers, LLC, a Delaware limited liability company (“Sun Managers”), in exchange for Class A Units (as defined in the Sun Managers limited liability company agreement (the “SM LLCA”) in Sun Managers. In connection with such transfer, Sun Managers executed a joinder to, and became a “Seller” for purposes of, the ESGEN Business Combination Agreement. Sun Managers intends to grant Class B Units (as defined in the SM LLCA) in Sun Managers through the Sun Managers, LLC Management Incentive Plan (the “Management Incentive Plan”) adopted by Sun Managers to certain eligible employees or service providers of OpCo, Sunergy or their subsidiaries, in the discretion of Timothy Bridgewater, as manager of Sun Managers. Such Class B Units may be subject to a vesting schedule, and once such Class B Units become vested, there may be an exchange opportunity through which the grantees may request (subject to the terms of the Management Incentive Plan and the OpCo amended and restated limited liability company agreement in its entirely (the “OpCo A&R LLC Agreement”)) the exchange of their Class B Units into Seller OpCo Units (together with an equal number of Seller Class V Shares), which may then be converted into Zeo Class A Common Stock (subject to the terms of the Management Incentive Plan and the OpCo A&R LLC Agreement). Grants under the Management Incentive Plan will be made after ESGEN Closing.

As of the ESGEN Closing Date, upon consummation of the ESGEN Business Combination, the only outstanding shares of capital stock of the registrant were shares of Zeo Class A Common Stock and Zeo Class V Common Stock.

In connection with entering into the ESGEN Business Combination Agreement, ESGEN and the Sponsor entered into a subscription agreement, dated April 19, 2023, which ESGEN, the Sponsor and OpCo subsequently amended and restated on January 24, 2024 (the “Sponsor Subscription Agreement”), pursuant to which, among other things, the Sponsor agreed to purchase an aggregate of 1,000,000 OpCo preferred units (and be issued an equal number of shares of Zeo Class V Common Stock) (“Convertible OpCo Preferred Units”) concurrently with the ESGEN Closing at a cash purchase price of $10.00 per unit and up to an additional 500,000 Convertible OpCo Preferred Units (together with the concurrent issuance of an equal number of shares of Zeo Class V Common Stock) during the nine months after ESGEN Closing if called for by Zeo (the “Sponsor PIPE Investment”). Prior to the ESGEN Closing, ESGEN informed the Sponsor that it wished to call for the additional 500,000 Convertible OpCo Preferred Units at the Closing and, as a result, a total of 1,500,000 Convertible OpCo Preferred Units were issued to Sponsor in return for aggregate consideration of $15,000,000.

Accounting for the ESGEN Business Combination

The ESGEN Business Combination was accounted for as a reverse recapitalization with ESGEN being treated as the acquired company since there was no change in control in accordance with the guidance for common control transactions in Accounting Standards Codification (“ASC”) 805-50, Business Combinations — Related Issues (“ASC 805-50”). Accordingly, the financial statements of the combined entity will represent a continuation of the financial statements of Sunergy with the ESGEN Business Combination treated as the equivalent of Sunergy issuing stock for the net assets of ESGEN, accompanied by a recapitalization. The net assets of ESGEN were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the ESGEN Business Combination were those of Sunergy.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

Sunergy was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

Based upon the evaluation of the OpCo A&R LLC Agreement, OpCo is considered to be a Variable Interest Entity (“VIE”) and ESGEN is considered to be the primary beneficiary through its membership interest and manager powers conferred to it through the Class A Units. For VIEs, the accounting acquirer is always considered to be the primary beneficiary. As such, Zeo will consolidate OpCo and will be considered the accounting acquirer; however, further consideration of whether the entities are under common control was required in order to determine whether there is an ultimate change in control and the acquisition method of accounting is required under ASC 805.

While Sunergy did not control or have common ownership of ESGEN prior to the consummation of the ESGEN Business Combination, the Company evaluated the ownership of the new entity subsequent to the consummation of the transaction to determine if common control existed. If the business combination is between entities under common control, then the acquisition method of accounting is not applicable and the guidance in ASC 805-50 regarding common control should be applied instead. The Financial Accounting Standards Board (“FASB”) ASC does not include a definition of common control. In practice, entities with a common parent entity, as determined under ASC 810, Consolidation, are generally considered to be under common control. Emerging Issues Task force (“EITF”) Issue 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141 (“EITF Issue 02-5”)”, which was never finalized or codified, has also been applied in practice to determine when entities are under common control. EITF Issue 02-5 indicates that common control would exist in any of the following situations:

•        An individual (including trusts in which the individual is the beneficial owner) or entity holds more than 50 percent of the voting ownership of each entity.

•        Immediate family members hold more than 50 percent of the voting ownership interest of each entity, and there is no evidence that those family members would vote their shares in any way other than in concert. Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations require careful consideration of the substance of the ownership and voting relationships.

•        Group of stockholders holds more than 50 percent of the voting ownership of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Prior to the ESGEN Business Combination and the contributions to Sun Managers, Sunergy was majority owned by 5 entities (the “Primary Sellers”):

•        Southern Crown Holdings, LLC (wholly owned by Anton Hruby) — 230,000 Common Units (23%)

•        LAMADD LLC (wholly owned by Gianluca Guy) — 230,000 Common Units (23%)

•        JKae Holdings, LLC (wholly owned by Kalen Larsen) — 215,000 Common Units (21.5%)

•        Clarke Capital, LLC (wholly owned by Brandon Bridgewater) — 215,000 Common Units (21.5%)

•        White Horse Energy, LC (wholly owned by Timothy Bridgewater) — 90,000 Common Units (9%)

Each of the above parties entered into a Voting Agreement, each dated September 7, 2023 (the “Voting Agreement”). The term of the Voting Agreement is for five years from the date of the Voting Agreement. The consummation of the ESGEN Business Combination occurred within the term of the Voting Agreement.

Prior to the ESGEN Business Combination and the contributions to Sun Managers, the Primary Sellers had 98% ownership in Sunergy. Immediately following the ESGEN Business Combination, the Primary Sellers owned 83.8% of the Common Stock of the registrant through their Zeo Class V Common Stock that have voting interests. The

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

Voting Agreement constitutes contemporaneous written evidence of an agreement to vote a majority of the Primary Sellers’ shares of the registrant in concert. Accordingly, the Primary Sellers retain majority control through the voting of their units in conjunction with the Voting Agreement immediately prior to the ESGEN Business Combination and their shares following the ESGEN Business Combination and, therefore, there is no change of control before or after the ESGEN Business Combination. This conclusion is appropriate even though there was no relationship or common ownership or control between Sunergy and ESGEN prior to the ESGEN Business Combination. Accordingly, the ESGEN Business Combination should be accounted for in accordance with the guidance for common control transactions in ASC 805-50.

Additional factors that were considered include the following:

•        Since the ESGEN Business Combination, the Board has been comprised of one individual designated by ESGEN and five individuals designated by Sunergy.

•        Since the ESGEN Business Combination, management of the Company has been the existing management at Sunergy immediately prior to the ESGEN Business Combination. The individual that was serving as the chief executive officer and chief financial officer of Sunergy’s management team immediately prior to the ESGEN Business Combination continues substantially unchanged upon completion of the ESGEN Business Combination.

For common control transactions that include the transfer of a business, the reporting entity is required to account for the transaction in accordance with the procedural guidance in ASC 805-50. The C Corporation (ESGEN) is considered to be a substantive entity, the LLC (OpCo) is a business and VIE, and the C Corporation is considered to be the accounting acquirer since it is the primary beneficiary of the LLC. In a transaction that is a combination of entities under common control, the acquirer (ESGEN) should recognize the acquired entity (OpCo and Sunergy) on the same basis as the entities’ common parent.

NOTE 2 — LIQUIDITY AND GOING CONCERN

As of March 31, 2025, the Company had approximately $3.5 million of working capital including $2.9 million of cash and cash equivalents. Management has assessed the going concern assumptions of the Company during the preparation of these condensed consolidated financial statements.

The Company’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company’s primary source of funding to support operations has been cash flows from operations.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and principles of Consolidation

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. These statements should be read in conjunction with Zeo’s audited financial statements for the fiscal year ended December 31, 2024 as included with the Company’s Form 10-K filed with the SEC on May 27, 2025. The results reported in these unaudited condensed consolidated financial statements are not necessarily indicative of results for the full fiscal year.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Reclassification

Certain amounts from prior period financial statements have been reclassified to align with the presentation used in the current condensed consolidated financial statements for comparative purposes. These reclassifications had no effect on the Company’s previously reported results of operations. An adjustment has been made to the condensed consolidated statements of cash flows for the three months ended March 31, 2024, to match this current year’s presentation of noncash financing lease expense. This change in classification does not affect previously reported cash flows from operating activities in the condensed consolidated statements of cash flows.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Some of the more significant estimates include fair value of preferred shares, fair value of assets acquired and liabilities assumed in asset acquisitions, share-based compensation, fair value of warrant liabilities, redemption value of non-controlling interest, realizability of deferred tax assets, subsequent realizability of intangible assets, depreciation and amortization periods and collectability of accounts receivable. Due to the uncertainty involved in making estimates, actual results could differ from those estimates which could have a material effect on the financial condition and results of operations in future periods.

The Company bases its estimates and assumptions on historical experience and other factors, including the current economic environment and on various other judgements that it believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment could have a material effect on the financial condition and results of operations in future periods.

Segment Information

Operating segments are defined as components of an enterprise for which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and assess performance. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, the Company operates and manages its business as one operating and reportable segment. (See Note 19)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. The Company maintains its cash in checking and savings accounts. Income generated from cash held in savings accounts is recorded as interest income. The carrying value of the Company’s savings accounts is included in cash and cash equivalents and approximates the fair value.

Accounts receivable, net of allowance for credit losses

Accounts receivable is presented at the invoiced receivable amounts, less any allowance for any potential expected credit loss amounts, and do not bear interest. The Company estimates allowance for credit losses based on the creditworthiness of each customer, historical collections experience, forward looking information and other information including the aging of the receivables. The majority of our customers lease or finance their purchase and installation of solar panels through various financing companies. The financing companies remit payment to the Company typically within 3 weeks after installation. The Company is not deemed a borrower with these financing agreements and as a result is not subject to any of the terms of the financing transaction between the financing company and the customer.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following represents a roll forward of the allowance for credit losses as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Allowance for credit losses, beginning of the period	$1,165,336	$862,580
Provision for credit losses	3,538,569	2,815,633
Write offs	—	(2,525,100)
Recoveries	—	12,223
Allowance for credit losses, as of the end of the period	$4,703,905	$1,165,336

Significant judgement is involved in determination of the collectability of accounts receivable. Management assesses the reasonability of collectability of accounts receivable on a quarterly basis to record the allowance for credit losses.

Contract assets

Contract assets costs include prepaid installation costs incurred prior to completion of installations of solar systems and accrued revenues for which the invoicing criteria have not been met. Contact assets include the cost of engineering, permits, governmental fees, other related solar installation costs and accrued revenues of $577,398 and $64,202 as of March 31, 2025 and December 31, 2024, respectively. These costs are charged to Cost of goods sold when each installation is completed. The following table summarizes the change in contract assets:

	March 31, 2025	December 31, 2024
Contract asset, beginning of the period	$64,202	$4,915,064
Cost of goods sold recognized during the period	(64,202)	(4,915,064)
Additions to contract assets prior to completion of performance obligation	577,398	64,202
Contract assets, as of the end of the period	$577,398	$64,202

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of employee advances, advanced sales commissions, prepaid insurance, and other current assets.

Note receivable

The Company records notes receivable when it extends credit or financing to related parties or third parties. The Company evaluates notes receivable for collectability at each reporting period under the current expected credit loss (CECL) model, in accordance with ASC 326, Financial Instruments — Credit Losses (“ASC 326”). If necessary, an allowance for doubtful accounts is recorded to reflect potential losses. As of December 31, 2024, we evaluated the need for an allowance for credit loss using the guidelines set forth in ASC 326, and have determined this note is fully collectible and, therefore, we have not recorded an allowance against the note receivable balance.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits. The amounts over these insured limits as of March 31, 2025, and December 31, 2024 were $2,644,103 and $5,384,115, respectively. The Company mitigates this concentration of credit risk by monitoring the credit worthiness of the financial institutions. No losses have been incurred to date on any deposits.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company performs periodic credit evaluations of its customers’ financial condition and also monitors the financial condition of the financial counterparties that finance customer transactions and generally does not require collateral. For customers who finance their systems through a lease product, the Third Party Operator (TPO) of the lease product is the contracted customer with the Company. Where the Company has a concentration of credit risk, it is with these TPO customers. At March 31, 2025, the Company had one customer who exceeded 10% of accounts receivable. Their balances were $2,481,952. At December 31, 2024, the Company had two customers who exceeded 10% of accounts receivable. Their balances were $3,192,077 and $2,306,096. For the three months ended March 31, 2025 and 2024, the Company had four and two customers, respectively, who exceeded 10% of revenue recognized. Their revenue recognized was $2,125,281, $1,318,939, $2,021,499 and $1,810,484 for the three months ended March 31, 2025 and $12,022,995 and $2,549,042 for the three months ended March 31, 2024, respectively.

Advertising and Marketing

The Company charges the costs of advertising to expense as incurred. For the three months ended March 31, 2025 and 2024, the Company incurred $54,686 and $45,268, respectively, of advertising and marketing costs.

Inventories

Inventories are primarily comprised of solar panels and other related items necessary for installations and service needs. Inventories are accounted for on a first-in-first-out basis and are measured at the lower of cost or net realizable value, where cost is determined using a weighted-average cost method. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as cost of goods sold in the condensed consolidated statements of operations in the period identified. As of March 31, 2025 and December 31, 2024, inventory was $847,395 and $872,470, respectively.

Property, equipment and other fixed assets, net

Property, equipment and other fixed assets are carried at cost less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any difference between the sale proceeds and the carrying amount of the asset is recognized as a gain or loss on disposal in the condensed consolidated Statements of Operations.

Software that is developed for internal use and is accounted for accordance with ASC 350, Intangibles, Goodwill and Other-Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include compensation for employees who develop internal-use software and external costs related to development of internal-use software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life. All other expenditures, including those incurred to maintain an internal-use software’s current level of performance, are expensed as incurred. When these assets are retired or disposed of, the cost and accumulated amortization thereon are removed, and any resulting gain or losses are included in the condense consolidated statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is five years, across all asset classes.

The estimated useful lives and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for prospectively. All depreciation expense is included with depreciation and amortization in the condensed consolidated statements of operations.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

Management reviews each asset or asset group for impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable, and at least annually. No impairment charges were recorded by the Company during the three months ended March 31, 2025, and 2024.

Business Combinations

The Company accounts for an acquisition as a business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with ASC Topic 805. Such acquisitions are accounted using the acquisition method by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition and the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. First, the Company assesses qualitative factors to determine whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test comparing the fair value of the applicable reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in the condensed consolidated statements of operations for the amount by which the carrying amount exceeds the fair value of the reporting unit. The Company performs its annual goodwill impairment test at December 31 of each year. There was no goodwill impairment for the three months ended March 31, 2025, and 2024.

Intangible assets subject to amortization

Intangible assets include tradenames, customer lists, order backlog and non-compete agreements. Amounts are subject to amortization on a straight-line basis over the estimated period of benefit and are subject to annual impairment consideration. Costs incurred to renew or extend the term of a recognized intangible asset, such as the acquired tradename, are capitalized as part of the intangible asset and amortized over its revised estimated useful life.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets. The Company determines fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in the Company’s current business model for the specific intangible asset being valued. No impairment charges were recorded for the three months ended March 31, 2025, and 2024.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company evaluates the contracts it enters into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee. When the arrangements include lease and non-lease components, the Company accounts for them as a single lease component.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. Operating leases are included in the line items right-of-use (“ROU”) operating lease asset, current portion of obligations under operating leases, and obligations under operating leases, non-current in the condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and obligations under lease represents its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease obligations based on the present value of the total lease payments not yet paid. These payments are then discounted based on the more readily determinable of the rate implicit in the lease or the Company’s incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease obligation adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

For leases with a lease term of less than one year (short-term leases), the Company has elected not to recognize an obligation or ROU asset on its condensed consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its condensed consolidated statements of operations and cash flows.

Finance leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to depreciation and amortization and interest expense on the finance lease obligation, which is calculated using the effective interest method and recorded to interest expense on the accompanying condensed consolidated statements of operations. Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases. If the Company is reasonably certain to exercise the option to purchase the underlying asset at the end of lease term, the finance lease ROU assets are amortized to the end of useful life of the assets on a straight-line basis.

Warrant Liabilities

The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 815-40, Derivatives and Hedging (“ASC 815-40”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. The Company accounts for the Public Warrants (as defined in Note 12) in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. The quoted market price is utilized as the fair value as of each relevant date.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company applies judgment in the determination of performance obligations in accordance with ASC 606. Performance obligations in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. In addition, a single performance obligation may comprise a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. This principle is achieved through applying the following five-step approach:

•        Step 1 — Identification of the contract, or contracts, with a customer.

•        Step 2 — Identification of the performance obligations in the contract.

•        Step 3 — Determination of the transaction price.

•        Step 4 — Allocation of the transaction price to the performance obligations in the contract

•        Step 5 — Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes and records revenue from its operations upon completion of installation for both solar system installations and roofing installations. In connection with the sales and installation, a signed contract between the Company and the purchaser defines the duties and obligations of each party. The contract is specific as to the duties and responsibilities which govern the accounting for these transactions. Once the Company’s performance obligations are met with installation completed, according to the signed contract, the Company’s obligations are completed, and title is transferred to the buyer. The Company believes its performance obligation is completed once the installation of the solar panels is completed, which is prior to the customer receiving permission to operate the solar panels from the local utility company. The Company records sales revenue at this point in time. Many of the Company’s customers finance their obligations with third parties. In these situations, the finance company deducts their financing fees and remits the net amount to the Company. Revenue recorded is equal to the contract amount signed by the purchaser, net of the financing fees. The Company incurs several costs associated with the installation prior to its completion. In accordance with ASC 340, Other Assets and Deferred Costs, installation-related costs are recorded as prepaid expenses and other current assets and in turn are expensed when installation is completed. Thus, revenue recognition is in turn matched with the installation equipment costs and expense associated with the completion of each project.

	Three months ended March 31,
	2025	2024
Solar systems installations, net	8,374,912	19,043,775
Roofing installations	408,783	1,098,381
Total net revenues	$8,783,695	$20,142,156

Contract liabilities

The Company receives both customer advances and may receive lender advances from third-party financing company’s on behalf of customers. These amounts are recorded on the condensed consolidated balance sheets as contract liabilities and are considered a liability of the Company until the installation is completed. When the

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

permission to turn on (“PTO”) the solar panels from the local municipality is significantly delayed, the lender may withdraw their previous payments for a customer account until the PTO is completed. The contract liabilities amounts are expected to be recognized as revenue within a twelve months of the Company’s receipt of the funds. The following table summarizes the change in contract liabilities:

	March 31, 2025	December 31, 2024
Contract liabilities, beginning of the period	$203,607	$5,223,518
Revenue recognized from amounts included in contract liabilities at the beginning of the period	(203,607)	(5,223,518)
Cash received prior to completion of performance obligation	119,417	203,607
Contract liabilities, end of the period	$119,417	$203,607

Contract acquisition costs

The Company pays sales commissions to sales representatives based on a percentage of the value of sales contracts entered into by the customer and the Company. Payment is made to the sales representative once installation is completed. Such costs are included as sales and marketing on the condensed consolidated statements of operations. Since sales commission payments are subject to completion of the installation, payment is made commensurate with the recognition of revenue from the sale, and therefore the full expense is incurred as the Company does not have any remaining performance obligations.

Costs to obtain a contract are not considered to be incremental or material, and project duration generally does not span more than one year. Accordingly, the Company applies a practical expedient for these types of costs and as such, they are expensed in the period incurred.

Earnings per share

The Company reports both basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of shares of Class A Common Stock outstanding and excludes the dilutive effect of warrants, stock options, and other types of convertible securities. Diluted earnings per share is calculated based on the weighted average number of shares of Class A Common Stock outstanding and the dilutive effect of warrants and other types of participating securities are included in the calculation. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is anti-dilutive, such as in periods where a net loss is reported.

Prior to the ESGEN Business Combination, the membership structure of Sunergy Renewables, LLC included membership units. In conjunction with the closing of the ESGEN Business Combination, the Company effectuated a recapitalization whereby all membership units were converted to common units of ESGEN OpCo, LLC, and Zeo Energy Corp. implemented a revised class structure including Class A Common Stock having one vote per share and economic rights and Class V Common Stock having one vote per share and no economic rights.

Stock-based Compensation

The Company recognizes an expense for stock-based compensation awards based on the estimated fair value of the award on the date of grant. The Company has elected to account for restricted stock awards with market conditions using a graded vesting method. This method recognizes the compensation cost in the condensed consolidated statements of operations over the requisite service period for each separately vesting tranche of awards. The Company has elected to recognize forfeitures as they occur rather than estimate expected forfeitures.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of Financial Instruments

Fair value is the price that would be received to sell an asset, or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). We classify fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

Level 1 —	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3 —

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accrued expenses, advanced funding, accounts payable, and debt approximate fair value due to their relatively short maturities.

Redeemable Noncontrolling Interests

Noncontrolling interests represent the portion of OpCo that Zeo Energy Corp. controls and consolidates but does not own. The noncontrolling interests were created as a result of the ESGEN Business Combination and represent 33,730,000 common units issued by Zeo Energy Corp. to the prior investors. As of the close of the ESGEN Business Combination, Zeo Energy Corp. held a 13.0% interest in OpCo with the remaining 87.0% interest held by OpCo’s prior investors. At December 31, 2024, Zeo Energy Corp. held a 28.2% interest in ESGEN OpCo, LLC with the remaining 71.8% interest held by OpCo’s prior investors. During the three months ended March 31, 2025, 8,500,000 units were converted to Class A common stock. As a result, as of March 31, 2025, 25,230,000 units are outstanding. The prior investors’ interests in OpCo represent a redeemable noncontrolling interest. At its discretion, the members have the right to exchange their common units in OpCo (along with the cancellation of the paired shares of Zeo Energy Corp. or the Class V Common Stock) for either shares of Class A Common Stock on a one-to-one basis or cash proceeds of equal value at the time of redemption. Any redemption of OpCo common units in cash must be funded through a private or public offering of Class A Common Stock and is subject to the Company’s Board’s approval. As of March 31, 2025, the prior investors of OpCo hold the majority of the voting rights on the Board.

As the redeemable noncontrolling interests are redeemable upon the occurrence of an event that is not solely within the Company’s control, the Company classifies redeemable noncontrolling interests as temporary equity. The redeemable noncontrolling interests in common units were initially measured at the OpCo prior investors’ share in the net assets of the Company upon consummation of the ESGEN Business Combination. Subsequent remeasurements of the Company’s redeemable noncontrolling interests are recorded as a deemed dividend each reporting period, which reduces retained earnings, if any, or additional paid-in capital of Zeo Energy Corp. Remeasurements of the Company’s redeemable noncontrolling interests are based on the fair value of our Class A Common Stock.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Redeemable Convertible Preferred Units

The Company records redeemable convertible preferred units at fair value on the dates of issuance, net of issuance costs. The redeemable convertible preferred units have been classified outside of stockholders’ (deficit) equity as temporary equity on the accompanying condensed consolidated balance sheets because the shares contain certain redemption features that are not solely within the control of the Company. See Note 10 — Redeemable Noncontrolling Interests and Equity. Because the redeemable convertible preferred units are held by the Sponsor at the OpCo level, the preferred units are presented as a noncontrolling interests on the condensed consolidated balance sheets.

Income Taxes

Zeo Energy Corp. is a corporation and thus is subject to United States (“U.S.”) federal, state and local income taxes. OpCo is a partnership for U.S. federal income tax purposes and therefore does not pay U.S. federal income tax. Instead, the OpCo unitholders, including Zeo Energy Corp., are liable for U.S. federal income tax on their respective shares of OpCo’s taxable income. OpCo is liable for income taxes in those states which tax entities classified as partnerships for U.S. federal income tax purposes.

We use the asset and liability method of accounting for income taxes for the Company. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss (“NOL”) and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date. The realizability of deferred tax assets is evaluated quarterly based on a “more likely than not” standard and, to the extent this threshold is not met, a valuation allowance is recorded.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. Management has evaluated the Company’s tax positions, including its previous status as a pass-through entity for federal and state tax purposes, and has determined that the Company has taken no uncertain tax positions that require adjustment to the condensed consolidated financial statements. The Company’s reserve related to uncertain tax positions was zero as of March 31, 2025 and December 31, 2024. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The open tax years for U.S. federal and state income tax purposes are 2021 and forward.

Tax Receivable Agreement

In conjunction with the consummation of the ESGEN Business Combination, Zeo Energy Corp entered into a Tax Receivable Agreement (the “TRA”) with Opco and certain Opco members (the “TRA Holders”). Pursuant to the TRA, Zeo Energy Corp. is required to pay the TRA Holders 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the ESGEN Business Combination as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Exchangeable OpCo Units pursuant to the exercise of the OpCo Exchange Rights or a Mandatory Exchange and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

basis arising from, any payments it makes under the TRA. All such payments to the TRA Holders are the obligations of Zeo Energy Corp., and not that of Opco. As of March 31, 2025, there was 8,500,000 exchanges of Opco units for Class A Common Stock of Zeo Energy Corp. Payments under the TRA are not considered probable as of March 31, 2025.. Future exchanges will result in incremental tax attributes and potential cash tax savings for Zeo Energy Corp. The associated liability for the TRA will be recorded as a decrease to additional paid-in capital in the condensed consolidated statement of changes in stockholders’ deficit. As of March 31, 2025, the total unrecorded TRA liability is approximately $8.3 million, of which $3.5 million related to actual exchanges and $4.8 million related to hypothetical sale. In accordance with ASC Topic 450, Contingencies, any changes to an existing TRA liability, including changes to the fair value measurement or to re-establish a TRA liability related to prior year exchanges, will be recorded as tax receivable agreement in other income (expense), net in the condensed consolidated statement of operations. Similarly, if utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recorded in the condensed consolidated statement of operations. See Note 13 — Related Party Transactions.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting-Improvements to Reportable Segment Disclosures (Topic 280) (“ASU 2023-07”), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment’s reported profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a material impact on the condensed consolidated financial statements. Refer to Note 17, Segment Reporting.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) — Improvements to income tax disclosures (“ASU 2023-09”), expanding the disclosures requirement for income taxes primarily by requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and adoption of ASU 2023-09 can be applied prospectively or retrospectively. The Company is currently evaluating the impact of this standard.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its condensed consolidated financial statements.

NOTE 4 — REVERSE RECAPITALIZATION

As discussed in Note 1, “Organization and Business Operation”, the ESGEN Business Combination was consummated on March 13, 2024, which, for accounting purposes, was treated as the equivalent of Zeo issuing stock for the net assets of ESGEN, accompanied by recapitalization. Under this method of accounting, ESGEN was treated as the acquired company for financial accounting and reporting purposes under US GAAP.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 4 — REVERSE RECAPITALIZATION (cont.)

Transaction Proceeds

Upon closing of the ESGEN Business Combination, the Company received gross proceeds of $17.7 million from the ESGEN Business Combination, offset by total transaction costs and other fees totaling $7.4 million. The following table reconciles the elements of the ESGEN Business Combination to the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ deficit for the period ended March 31, 2024:

Cash-trust and cash, net of redemptions	$2,714,091
Less: transaction costs, promissory note and professional fees, paid	(7,350,088)
Proceeds from Sponsor PIPE Investment	15,000,000
Net proceeds from the ESGEN Business Combination	10,364,003
Less: liabilities assumed	(12,861,808)
Reverse recapitalization, net	$(2,497,805)

The number of shares of Common Stock issued immediately following the consummation of the ESGEN Business Combination was:

	Class V Common Stock	Class A Common Stock
ESGEN Class A common stock, outstanding prior to the ESGEN Business Combination	—	7,027,636
Forfeiture of Class A founder shares	—	(2,900,000)
Less redemptions	—	(1,159,976)
Class A common stock of ESGEN	—	2,967,660
ESGEN Class B common stock, outstanding prior to the ESGEN Business Combination	—	1,280,923
ESGEN Business Combination shares	—	4,248,583
Sunergy Shares	33,730,000	—
Issuance of Class A Shares to third party advisors	—	553,207
Issuance of Class A Shares to backstop investor	—	225,174
Shares issued to sponsor	1,500,000	—
Common Stock immediately after the ESGEN Business Combination	35,230,000	5,026,964

Public and private placement warrants

The 13,800,000 Public Warrants issued at the time of ESGEN’s initial public offering remained outstanding and became warrants for the Company and the 14,040,000 private placement warrants were forfeited.

Redemption

Prior to the closing of the ESGEN Business Combination, certain ESGEN public stockholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,159,976 shares of ESGEN Class A common stock for an aggregate payment from the Trust of $13,336,056.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 5 — PROPERTY, EQUIPMENT, AND OTHER FIXED ASSETS

Property, equipment and other fixed assets, net consisted of the following:

	As of March 31, 2025	As of December 31, 2024
Internally-developed software	$1,360,803	$988,225
Furniture	384,368	384,368
Equipment and vehicles	2,477,034	2,477,034
Leasehold improvements	10,000	10,000
Property and equipment	4,232,205	3,859,627
Accumulated depreciation	(1,602,922)	(1,383,664)
	$2,629,283	$2,475,963

Depreciation expense related to the Company’s property and equipment was $219,258 and $168,403 for the three months ended March 31, 2025, and 2024, respectively, which are included in depreciation and amortization expense on the accompanying condensed consolidated statements of operations.

NOTE 6 — INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets, net as of March 31, 2025 and December 31, 2024:

	Weighted Average Useful Life Remaining (in years)	March 31, 2025
		Gross Carrying Amount	Accumulated Amortization	Total
Trade names	—	$3,084,100	$3,084,100	$—
Customer lists	—	496,800	496,800	—
Non-compete	—	224,000	224,000	—
Order backlog	0.6	10,808,821	7,870,017	2,938,804
		$14,613,721	11,674,917	$2,938,804
	Weighted Average Useful Life Remaining (in years)	December 31, 2024
		Gross Carrying Amount	Accumulated Amortization	Total
Trade names	—	$3,084,100	$3,084,100	$—
Customer lists	—	496,800	496,800	—
Non-compete	—	224,000	224,000	—
Order backlog	0.6	10,808,821	3,237,665	7,571,156
		$14,613,721	7,042,565	$7,571,156

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. Management has determined there have been no indicators of impairment or change in useful life for the three months ended March 31, 2025, and 2024. Amortization expense relating to the Company’s intangible assets was $4,632,352 and $257,008 for the three months ended March 31, 2025, and 2024, respectively, which is included in depreciation and amortization expenses on the accompanying condensed consolidated statements of operations.

As of March 31, 2025, all of the intangible asset for order backlog will be amortized in 2025.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes accrued expenses and other current liabilities:

	March 31, 2025	December 31, 2024
Accrued payroll	537,214	421,825
Accrued commissions	106,616	290,969
Accrued dealer fees	1,670,544	3,359,101
Accrued interest	72,997	84,425
Transaction costs	2,208,288	3,208,288
Taxes payable	532,400	—
Professional fees	383,114	383,114
Accrued Other	524,821	792,466
	$6,035,994	$8,540,188

NOTE 8 — LEASES

The Company leases both office space and warehouse space for its operations. Lease maturities vary from 2 to 5 years. These leases are recorded as operating leases and as such periodic payments (monthly) are expensed according to the period for which payment is made.

Operating lease costs recorded in general and administrative expenses in the condensed consolidated statements of operations were $196,574 and $163,965 for the three months ended March 31, 2025, and 2024, respectively.

The Company also leases multiple vehicles for its operations. The leases on vehicles generally have a 5-year term and are recorded as finance leases.

Finance lease costs recorded in depreciation and amortization in the condensed consolidated statements of operations were $34,119 and $34,118 for the three months ended March 31, 2025, and 2024, respectively. Finance lease costs recorded in interest expense in the condensed consolidated statements of operations were $11,174 and $14,332 for the three months ended March 31, 2025, and 2024, respectively.

The following amounts were recorded in the Company’s condensed consolidated balance sheets relating to its operating and finance lease and other supplemental information:

Other supplemental information:
Weighted average remaining lease term (years)
Operating leases	2.25	2.39
Finance leases	3.03	3.28
Weighted average discount rate
Operating leases	5.03%	4.97%
Finance leases	9.76%	9.76%

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 8 — LEASES (cont.)

The following tables present the maturity of operating and finance lease liabilities as of December 31, 2024:

Operating leases

Years	Operating Leases
2025	455,442
2026	572,098
2027	200,061
2028	58,565
Total lease payments	1,286,166
Less interest	68,203
Present value of lease liabilities	1,217,963

Finance leases

Years	Finance Leases
2025	128,607
2026	171,476
2027	171,476
2028	47,607
Total lease payments	519,166
Less interest	71,591
Present value of lease liabilities	447,575

The Company has deposited security payments related to the facility leases of $75,135 included in the accompanying condensed consolidated balance sheets as other assets.

NOTE 9 — DEBT

Vehicle Loans

The Company has financing arrangements for many of the vehicles in its fleet. The financing includes direct loans for each vehicle being financed. The Company entered into new vehicle financing arrangements totaling $0 and $311,029 for the three months ended March 31, 2025, and 2024, respectively. Payments of debt obligations are based on equal monthly payments for 60 months and include interest rates ranging from 4.94% – 11.09%. As of March 31, 2025, the weighted average interest rate on the Company’s short debt obligations was 6.75%. The combined amounts of these financial obligations are included in the condensed consolidated balance sheets as current portion of long-term debt and Long-term debt. The Company does not have debt covenants associated with these arrangements.

The following table presents the maturity analysis of the long-term debt as of March 31, 2025:

Years
2025	$223,745
2026	299,254
2027	135,976
2028	56,384
Total debt	715,359
Less current portion	301,091
Long-term debt	$414,268

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 9 — DEBT (cont.)

Notes payable

On December 24, 2024 (the “Issue Date”), the Company, issued a Promissory Note (the “Promissory Note”) to LHX Intermediate LLC (“LHX”), pursuant to which the Company could borrow up to an aggregate principal amount of $4,000,000 (the “Loan”). Subject to the terms and conditions set forth in the Promissory Note, the Loan shall be provided to the Company in three tranches: (i) $2,500,000 upon execution of the Promissory Note (the “Initial Advance”), (ii) $750,000 if the Company achieves the Tranche 2 Milestone within 60 days from the Initial Advance (the “Tranche 2 Advance”) and (iii) $750,000 if the Company achieves the Tranche 3 Milestone within 60 days from the Tranche 2 Advance. “Tranche 2 Milestone” means the submission by the Company to the applicable regulatory bodies at least 340 permits to install solar energy systems sold through the Company’s year-round sales program. “Tranche 3 Milestone” means the completion by the Company of the installation of at least 296 solar energy systems sold through the Company’s year-round sales program.” LHX may also waive any milestone described above and advance the applicable amounts to the Company. As of March 31, 2025, $2.5 million has been advanced and the balance of $2.5 million, net of debt discount is included in Convertible Promissory Note on the accompanying condensed consolidated balance sheet. On April 15, 2025, the Promissory Note was amended with the result that the Tranche 2 Advance would be delivered if a Tranche 2 Milestone is met within 120 days of the Initial Advance, and the Tranche 3 Advance would be delivered if a Tranche 3 Milestone is met within 120 days of the Tranche 2 Advance.

No interest shall be charged or accrue on the balance outstanding on the loan. The Loan will be repaid in full (the “Repayment”) by issuing to LHX or its designee of a number of the Company’s shares of Class A common stock (“Class A Common Stock”) equal to the quotient of (i) the outstanding and unpaid amount of the Loan, divided by (ii) $1.35 (the “Share Issuance”). The Repayment shall take place immediately following the later of: (x) the day falling on the first anniversary of the Issue Date (or the immediately previous business day) and (y) the date on which the stockholders of the Company approve the Share Issuance. Due to this provision, the Company considered whether the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging.” As the note is not convertible until maturity, no derivative liability was recognized as of March 31, 2025. Based on the Company’s stock price on the date the note was entered into, the computed effective interest rate on the loan was 58.0%. Based on the Company’s stock price at March 31, 2025, the computed effective interest rate on the loan was 11.9%.

In connection with the Promissory Note, on December 24, 2024, LHX entered into a voting agreement with the Company and certain stockholders of the Company (the “LHX Voting Agreement”), pursuant to which such stockholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Class A Common Stock and Class V common stock owned by such stockholders (i) in favor of the nomination and appointment of LHX’s designee to the board of directors of the Company (ii) in favor of the issuance by the Company to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein and (iii) in favor of the Share Issuance, when required pursuant to the Promissory Note.

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

ESGEN Business Combination

The condensed consolidated statements of changes in stockholders’ deficit reflect the reverse recapitalization and ESGEN Business Combination as described in Note 1 — Organization and Business Operation and Note 4 — Reverse Recapitalization. As Sunergy was deemed to be the accounting acquirer in the ESGEN Business Combination, all periods prior to the consummation of the ESGEN Business Combination reflect the balances and activity of Sunergy Renewables, LLC. The condensed consolidated balances as of December 31, 2023 from the financial statements of Sunergy Renewables, LLC as of that date and membership unit activity in the condensed consolidated statements of change in stockholders’ equity, prior to the consummation of the ESGEN Business Combination have not been retroactively adjusted.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

Upon consummation of the ESGEN Business Combination, the Company’s capital stock consisted of (i) 3,257,436 shares of Class A Common Stock held by the Sponsor, (ii) 1,026,960 shares of Class A Common Stock issued to public stockholders, net of redemptions as well as certain service providers, (iii) 742,568 shares of Class A Common Stock issued to Sunergy Renewables, LLC initial Stockholders other than Sponsor, (iv) 32,230,000 shares of Class V Common Stock issued to Sun Managers and other prior investors of Sunergy; and (v) 1,500,000 shares of Series A Preferred Stock and 1,500,000 shares of Class V Common Stock issued to Sponsor investors pursuant to the Sponsor PIPE Investment.

Private Placement

As described in Note 1 — Organization and Business Operation, pursuant to the Sponsor Subscription Agreement, at the Closing, a total of 1,500,000 Convertible OpCo Preferred Units (including an equal number of shares of the Company’s Class V Common Stock) were issued to the Sponsor in return for aggregate consideration of $15,000,000.

Lock-Up Agreements

Concurrently with the execution of the ESGEN Business Combination Agreement, on April 19, 2023, the Sponsor, ESGEN’s independent directors at the time of its initial public offering (“IPO”) and one or more client accounts of Westwood Group Holdings, Inc. (successor to Salient Capital Advisors, LLC) (the “Westwood Client Accounts” and, together with the Sponsor and certain independent directors of ESGEN, the “Initial Shareholders”), entered into an amendment to that certain Letter Agreement, dated as of October 22, 2021 (the “Letter Agreement”) (and as further amended on January 24, 2024, the “Letter Agreement Amendment”), pursuant to which, among other things, (i) the Initial Shareholders agreed not to transfer his, her or its ESGEN Class B ordinary shares (or the Class A Common Stock) prior to the earlier of (a) six months after the Closing or (b) subsequent to the Closing (A) if the last sale price of the Zeo Class A Common Stock quoted on Nasdaq is greater than or equal to $12 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-consecutive trading day period commencing at least 90 days after Closing, or (B) the date on which Zeo completes a liquidation, merger, share exchange or other similar transaction that results in all of Zeo’s stockholders having the right to exchange their Zeo Class A Common Stock for cash, securities or other property; and (ii) the Initial Shareholders and Sponsor agreed to forfeit an additional 500,000 shares of Zeo Class A Common Stock if, within two years of Closing, the Convertible OpCo Preferred Units are redeemed or converted (with such shares subject to a lock-up for two years after Closing).

On March 13, 2024, concurrently with the Closing, the Sellers entered into the Lock-Up Agreement, pursuant to which each of the Sellers agreed not to transfer its Exchangeable OpCo Units, as defined below, and corresponding shares of Zeo Class V Common Stock received in connection with the ESGEN Business Combination until the earlier of (i) six months after the Closing and (ii) subsequent to the Closing, (a) satisfaction of the Early Lock-Up Termination or (b) the date on which Zeo completes a PubCo Sale (as defined in the Lock-Up Agreement).

Registration Rights

Also concurrent with the Closing, on March 13, 2024, the Sellers, the Initial Shareholders, Piper (the “New PubCo Holders”) and Zeo entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, Zeo will provide the stockholders certain registration rights with respect to certain shares of Class A Common Stock held by them or otherwise issuable to them pursuant to the ESGEN Business Combination Agreement, the OpCo A&R LLC Agreement (as defined below) or the Company’s certificate of incorporation filed on March 13, 2024 (the “Zeo Charter”).

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

The table below reflects share information about the Company’s capital stock as of March 31, 2025.

	Par Value	Authorized	Issued	Treasury Stock	Outstanding
Class A Common Stock	$0.0001	300,000,000	21,796,464	—	21,796,464
Class V Common Stock	$0.0001	100,000,000	26,730,000	—	26,730,000
Class A convertible preferred units	$0.0001	1,500,000	1,500,000	—	1,500,000
Total shares		401,500,000	50,026,464	—	50,026,464

The table below reflects share information about the Company’s capital stock as of December 31, 2024.

	Par Value	Authorized	Issued	Treasury Stock	Outstanding
Class A Common Stock	$0.0001	300,000,000	13,252,964	—	13,252,964
Class V Common Stock	$0.0001	100,000,000	35,230,000	—	35,230,000
Class A convertible preferred units	$0.0001	1,500,000	1,500,000	—	1,500,000
Total shares		401,500,000	49,982,964	—	49,982,964

Class A Common Stock

Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to its Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any series of Preferred Stock) or under the General Corporation Law of the State of Delaware (the “DGCL”). The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to its Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class V Common Stock. Except as otherwise required in its Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

Class A Common Stockholders have rights to the economics of the Company and to receive dividend distributions, subject to applicable laws and the rights and preferences of holders of Series A Preferred Stock or any other series of stock having preference over or participation rights with Class A Common Stock. In the event of liquidation, dissolution or winding up of the affairs of Company, Class A Common Stock has rights to assets and funds of the Company available for distribution after making provisions for preferential and other amounts to the holders of Series A Preferred Stock or any other series of stock having preference over or participation rights with Class A Common Stock.

Class V Common Stock

Each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to its Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

series of Preferred Stock) or under the DGCL. The holders of the outstanding shares of Class V Common Stock are entitled to vote separately upon any amendment to its Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock. Except as otherwise required in its Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

Class V Common Stockholders do not have rights to the economics of the Company nor to receive dividend distributions, and would not be entitled to receive, with respect to such shares, any assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

On March 31, 2025, 8,500,000 shares of Class V Common Stock were converted into 8,500,000 Class A Common Stock.

Class A Convertible Preferred Units (Mezzanine Equity)

The Class A Convertible Preferred Unitholders have no voting rights and only have certain consent rights. However, as outlined above, the Preferred Units were issued in conjunction with Class V Common Stock, which entitle the holders to voting rights. The Class A Convertible Preferred Unitholders are to be paid dividends, quarterly in arrears at the rate of 10% per annum of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded monthly On each Dividend Payment Date, the Company must: (i) pay the Sponsor an amount equal to 30% of the Preferred Unit Dividends that have accrued for such Dividend Period (or portion of a Dividend Period, as applicable) and (ii) may elect to either (A) pay the remainder of the Preferred Unit Dividends that have accrued for the applicable Dividend Period in cash or (B) to the extent the remaining portion of any such Preferred Unit Dividends are not paid on the Dividend Payment Date in cash, the remaining portion of the Preferred Unit Dividends will continue to accrue and compound, as described above.

Following the first anniversary of the date on which the first Class A Convertible Preferred Unit was issued (the “Class A Convertible Preferred Unit Original Issue Date”) and continuing until the earlier of (A) March 13, 2027, the “Maturity Date,” (B) a Required Redemption (as described in the OpCo A&R LLC Agreement), (C) the date the Sponsor elects for a Put Option Redemption, or (D) a Transaction Event Conversion (as described in the OpCo A&R LLC Agreement), the Sponsor has the option to convert all, but not less than all, of the outstanding Class A Convertible Preferred Units into such number of Class B Units (an “Optional Conversion”) as is determined by dividing the Class A Convertible Preferred Unit Original Issue Price plus the aggregate accumulated and unpaid Class A Convertible Preferred Unit Accruing Dividends with respect to such Class A Convertible Preferred Units, if any, through the date the conversion occurs, by $11.00 (the “Optional Conversion Price”). The Sponsor must elect to convert all, but not less than all, of the outstanding Class A Convertible Preferred Units.

Each Class A Convertible Preferred Unit that is outstanding on the Maturity Date will be converted into such number of Class B Units (a “Maturity Date Conversion”) as is determined by dividing the Class A Convertible Preferred Unit Original Issue Price plus the aggregate accumulated and unpaid Class A Convertible Preferred Unit Accruing Dividends with respect to such Class A Convertible Preferred Units, if any, through and until the Maturity Date, by the Market Price (the “Maturity Date Conversion Price”). The “Market Price” shall mean the average of the daily VWAP of the Class A Common Stock during the five (5) Trading Days prior to the Maturity Date. The “VWAP” means, for any Trading Day, the per share daily volume weighted average price of the Class A Common Stock for such Trading Day on the principal trading exchange or market for the Common Stock (the “Principal Market”) from 9:30 a.m. Eastern Time through 4:00 p.m. Eastern Time (the “Measurement Period”) or, if such price is not available, “VWAP” shall mean the market value per share of Class A Common Stock on such Trading Day as determined, using a volume-weighted average method, by an independent investment banking firm or other similar party chosen by the Company. A “Trading Day” means any days during the course of which the Principal Market on which the Class A Common Stock is listed or admitted to trading is open for the exchange of securities.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

If, after the Class A Convertible Preferred Unit Original Issue Date, the Company (i) makes a distribution on its Class B Units in securities (including Class B Units), (ii) subdivides or splits its outstanding Class B Units into a greater number of Class B Units, (iii) combines or reclassifies its Class B Units into a smaller number of Class B Units or (iv) issues by reclassification of its Class B Units any securities (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving person), then the Conversion Price in effect at the time of the record date for such distribution or of the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted so that the Conversion of the Class A Convertible Preferred Units after such time shall entitle the Sponsor to receive the aggregate number of Class B Units that such holder would have been entitled to receive if the Class A Convertible Preferred Units had been converted into Class B Units immediately prior to such record date or effective date, as the case may be. An adjustment made pursuant to the applicable section of the OpCo A&R LLC Agreement shall become effective immediately after the record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving person) or split. Such adjustment shall be made successively whenever any event described above shall occur. The Company and the ESGEN OpCo, LLC, as the case may be, agree that it will act in good faith to make any adjustment(s) required by the applicable sections of the OpCo A&R LLC Agreement equitably and in such a manner as to afford the Sponsor the benefits of the provisions hereof, and will not intentionally take any action to deprive such holders of the express benefit hereof.

Redemption

The Class A Convertible Preferred Units are redeemable in whole but not in part, at the then-applicable rate of return (“ Required Return”), at the option of the Company (subject to the OpCo A&R LLC Agreement), at any time prior to the Maturity Date (a “Required Redemption”), or (ii) if required by the Company upon the Sponsor’s delivery to the Company of a notice in accordance with the Sponsor electing a Put Option Redemption.

Upon the occurrence of a Liquidating Event (as defined in the OpCo A&R LLC Agreement), the Preferred Units will be entitled to distributions as follows:

•        Following the satisfaction of all of the Company’s debts and liabilities to creditors, and the satisfaction of all of the Company’s Liabilities to Members in satisfaction of liabilities for previously declared distributions, the Sponsor is entitled to an amount equal to the then-remaining Required Return with respect to each Preferred Unit then outstanding (the “Liquidation Redemption”).

•        The Sponsor does not participate in further distributions following the receipt of the Required Return (i.e., the Preferred Units are non-participating instruments).Upon any liquidation or deemed liquidation event, the holders of Class A Convertible Preferred Units will be entitled to receive out of the available proceeds, before any distribution is made to holders of Common Stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Class A Common Stock immediately prior to the liquidation event.

Redeemable Noncontrolling Interests

As of March 31, 2025, the prior investors of Sunergy own 71.8% of the common units of the Company. The OpCo A&R LLC Agreement provides among other things, a holder of corresponding economic, non-voting Class B units of OpCo (the “Exchangeable OpCo Units”) has the right to cause OpCo to redeem one or more of such Exchangeable OpCo Units, together with the cancellation of an equal number of shares of such holder’s Zeo Class V Common Stock, for shares of Zeo Class A Common Stock on a one-for-one basis, or, at the election of Zeo (as manager of OpCo), cash, in each case, subject to certain restrictions set forth in the OpCo A&R LLC Agreement and the Charter. The OpCo A&R LLC Agreement also provides for mandatory OpCo Unit Redemptions in certain limited circumstances,

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 10 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

including in connection with certain changes of control. Subject to certain conditions, the Class A Convertible OpCo Preferred Units are redeemable by Zeo and following the first anniversary of the Closing may be converted by the Sponsor into Exchangeable OpCo Units (and then would be immediately exchanged on a one-for-one basis, together with an equal number of accompanying shares of Zeo Class V Common Stock, for shares Zeo Class A Common Stock). The Convertible OpCo Preferred Units have accruing distributions of 10% per annum and the Sponsor as holder thereof has certain consent rights over the taking of certain actions of OpCo and its subsidiaries.

The financial results of OpCo, LLC are consolidated with the Company with the redeemable noncontrolling interests’ share of our net loss separately allocated.

NOTE 11 — STOCK-BASED COMPENSATION

2024 Omnibus Incentive Plan

On March 6, 2024, the shareholders of ESGEN approved the Zeo Energy Corp. 2024 Omnibus Incentive Equity Plan (the “Incentive Plan”), which became effective upon the Closing. 3,220,400 of the outstanding shares of Class A Common Stock of the Company (the “Plan Share Reserve”) shall be available for awards under the Incentive Plan. Each Award granted under the Plan will reduce the Plan Share Reserve by the number of shares of Common Stock underlying the Award. Notwithstanding the foregoing, the Plan Share Reserve shall be automatically increased on the first day of the 2025 fiscal year through the 2029 fiscal year by a number of shares of Common Stock equal to the lesser of (i) the positive difference, if any, between 2% of the then-outstanding shares of Common Stock on the last day of the immediately preceding fiscal year, and (ii) a lower number of shares of Common Stock as may be determined by the Board.

The purpose of the Incentive Plan is to provide a means through which the Company and the other members of the Company and its subsidiaries (the “Company Group”) may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

March 2024 Grant

On the Closing Date the Company entered into an Executive Employment Agreement with the Company’s CEO. In addition to the CEO’s annual salary and cash bonus, the CEO became eligible to receive certain grants of vested shares under the Incentive Plan as follows:

•        50,000 vested shares to be granted on the date that is 12 months after the Closing Date.

•        50,000 vested shares to be granted on the date that is 24 months after the Closing Date.; and

•        50,000 vested shares to be granted on the date that is 35 months after the after the Closing Date.

The Company determined the grant date fair value per share was $6.97, a Level 1 measurement, by reference to the publicly traded stock price on March 13, 2024.

Further, if, within three (3) years of the effective date of the Closing, (i) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $7.50 for 20 or more days of any consecutive 30-day period, then the CEO will be granted vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the Company, (ii) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $12.50 for 20 or more days of any consecutive 30-day period, then the CEO will be granted additional vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 11 — STOCK-BASED COMPENSATION (cont.)

Company, (iii) and the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $15.00 for 20 or more days of any consecutive 30-day period, then the CEO will be granted additional vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the Company.

The per unit fair value and derived service period for each Tranche of Performance Based Executive Shares is included in the Valuation of Performance-based Equity Bonus Awards as of March 13, 2024, as follows:

Fair Value Summary	Tranche 1	Tranche 2	Tranche 3
Tranche per unit fair value	$5.96	$4.53	$3.82
Stock price on valuation date	$6.97	$6.97	$6.97
Derived service period	0.35 years	1.19 years	1.47 years

During the three months ended March 31, 2025, the Company recognized $718,674 in equity compensation expense related to these awards. As of March 31, 2025, the remaining unrecognized compensation expense was $1,340,614 under the Incentive Plan and is expected to be recognized over the remaining 1.9-year vesting period.

February 2025 Grants

On February 5, 2025, the Company granted an aggregate of 740,000 restricted shares of Class A Common Stock under the Incentive Plan to 11 employees/consultants. The restricted shares vest in three equal installments as follows.

•        One-third (1/3) on the date that is six months following the grant date;

•        One-third (1/3) on the date that is 18 months following the grant date; and

•        One-third (1/3) on the date that is 30 months following the grant date.

On February 5, 2025, the Company granted an aggregate of 250,000 restricted shares of Class A Common Stock under the Incentive Plan to seven employees/consultants. The restricted shares vest in three equal installments as follows.

•        One-third (1/3) on the date that is 12 months following the grant date;

•        One-third (1/3) on the date that is 24 months following the grant date; and

•        One-third (1/3) on the date that is 36 months following the grant date.

The Company determined the grant date fair value per share was $2.57, a Level 1 measurement, by reference to the publicly traded stock price on February 5, 2025.

During the three months ended March 31, 2025, the Company recognized $189,499 in equity compensation expense related to these awards. As of March 31, 2025, the remaining unrecognized compensation expense was $2,354,801 and is expected to be recognized over the remaining 2.9-year vesting period.

Sun Managers, LLC Management Incentive Plan

Sun Managers intends to grant Class B Units (as defined in the SM LLCA) in Sun Managers through the Sun Managers, LLC Management Incentive Plan (the “Management Incentive Plan”) adopted by Sun Managers to certain eligible employees or service providers of OpCo, Sunergy or their subsidiaries, in the discretion of Timothy Bridgewater, as manager of Sun Managers. Such Class B Units may be subject to a vesting schedule, and once such Class B Units become vested, there may be an exchange opportunity through which the grantees may request (subject to the terms of the Management Incentive Plan and the OpCo amended and restated limited liability company agreement in its entirely (the “OpCo A&R LLC Agreement”)) the exchange of their Class B Units into Seller OpCo

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 11 — STOCK-BASED COMPENSATION (cont.)

Units (together with an equal number of Seller Class V Shares), which may then be converted into Zeo Class A Common Stock (subject to the terms of the Management Incentive Plan and the OpCo A&R LLC Agreement). Grants under the Management Incentive Plan will be made after ESGEN Closing.

Although Sun Managers is the legal issuer of the awards, all compensatory payments made by Sun Managers to individuals providing services to or for the benefit of the Company or its subsidiaries (including equity interests in Sun Managers) are treated as compensation paid by the Company under ASC 718. In accordance with the OpCo A&R LLCA, the Company allocates 100% of all related expense and deduction items to Sun Managers. These compensatory payments are accounted for as capital contributions from Sun Managers to the Company, with no new equity units issued in return.

On March 31, 2025, Sun Managers LLC granted an aggregate of 525,000 restricted shares of Zeo Class A Common Stock under the Management Incentive Plan to four employees/consultants. The restricted shares vested immediately upon grant. During the three months ended March 31, 2025, the Company recognized $792,750 in equity compensation expense related to these awards.

Seasonal Manager Stock Compensation Plan

Beginning January 1, 2025, certain eligible sales managers may earn shares of the Company’s Class A Common Stock under the Seasonal Manager Stock Compensation Plan, which operates under the umbrella of the Management Incentive Plan. Managers are eligible to earn 40 shares per kW installed for Projects sold by the manager’s organization, provided they exceed 1,500 kW installed during a calendar year, and as long as the manager sells 700kW the subsequent calendar year. The number of shares awarded may be reduced if the average price for Zeo stock during the quarter in which an Installations are completed exceeds $5 per share, the number of shares granted per kW will be correspondingly decreased.

The managers become eligible to receive certain grants of vested shares under the Seasonal Manager Stock Compensation Plan as follows:

•        50% of the shares for which Manager becomes eligible during a calendar year will be granted in Q1 (prior to the end of March) of the following calendar year (the “Tranche 1 Grant”) if Manager remains eligible at the time of the grant.

•        The remaining 50% of the shares for which Manager becomes eligible during a calendar year are granted in the Q1 of the second year following the calendar year in which eligibility is earned (the “Tranche 2 Grant”) if Manager remains eligible at the time of the grant.

On March 31, 2025, Sun Managers LLC granted an aggregate of 577,910 restricted shares of Zeo Class A Common Stock under the Management Incentive Plan to 10 sales managers. The restricted shares vest in two equal installments as follows.

•        One-half (1/2) immediately on the grant date; and

•        One-half (1/2) on the date that is 12 months following the grant date.

During the three months ended March 31, 2025, the Company recognized $436,323 in equity compensation expense related to these awards. As of March 31, 2025, the remaining unrecognized compensation expense of $436,323 and is expected to be recognized over the remaining one-year vesting period.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 12 — WARRANT LIABILITIES

As part of ESGEN’s IPO, as defined in Note 11, ESGEN issued warrants to third-party investors where each whole warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, ESGEN completed the private sale of warrants where each warrant allows the holder to purchase one share of the Company’s Class A Common Stock at $11.50 per share (the “Private Warrants”)(together with the Public warrants, the “Warrants”). Upon the closing of the ESGEN Business Combination the 14,040,000 Private Warrants were forfeited. As of March 31, 2025 and December 31, 2024, there are 13,800,000 Public Warrants and no private placement warrants outstanding.

These warrants expire on the fifth anniversary of the ESGEN Business Combination or earlier upon redemption or liquidation and are exercisable commencing 30 days after the ESGEN Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

The Public Warrants are recognized as derivative liabilities in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). Accordingly, the Company recognized the warrant instruments as liabilities at fair value as of the Closing Date, with an offsetting entry to additional paid-in capital and adjusts the carrying value of the instruments to fair value through other income (expense) on the condensed consolidated statements of operations at each reporting period until they are exercised. As of March 31, 2025 and December 31, 2024, the Public Warrants are presented as warrant liabilities on the accompanying condensed consolidated balance sheets.

NOTE 13 — RELATED PARTY TRANSACTIONS

There was one operating lease with a related party, which expired by December 31, 2024 and was not renewed. Operating lease cost relating to this lease was $0 and $7,464 for the three month ended March 31, 2025 and 2024, respectively.

In 2023, some of the Company’s customers financed their obligations with a related party, Solar Leasing, whose CEO is also the CEO of the Company. These arrangements are similar to those with other third-party lenders. As such, Solar Leasing deducts their financing fees and remits the net amount to the Company. For the three months ended March 31, 2025, and 2024, the Company recognized $2,567,304 and $8,812,769 of revenue, net of financing fees of $974,833 and $3,856,219, respectively, from these arrangements. As of March 31, 2025, and December 31, 2024, the Company had $286,103 and $191,662 of accounts receivable, $545,805 and $0 of contract assets, $2,320,129 and $3,359,101 of accrued expenses and $0 and $2,000 of contract liabilities due to related parties relating to these arrangements, respectively.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 13 — RELATED PARTY TRANSACTIONS (cont.)

On December 24, 2024, the Company entered into a Promissory Note with LHX (See Note 10). LHX owns 14.1% of the Company’s Class A Common Stock.

During the year ended December 31, 2024, Solar Leasing performed a fair-market-value assessment of its lease assets. As a result, Solar Leasing paid a discretionary rebate to the Company of $3,000,000 based on the excess of fair-market-value over the carrying value of its assets, primarily to optimize certain tax positions for its owners. The Company agreed to transfer the received rebate to White Horse Energy, LC (“White Horse Energy”), a entity wholly owned by the Company’s CEO, in the form of convertible debt. Additionally, the Company guarantees the outstanding indebtedness of Solar Leasing (approximately $10 million) which results in the Company having a variable interest in Solar Leasing. The Company determined it was not the primary beneficiary as defined in ASC 810-10-25-38A. Although the Company’s CEO, wholly owns White Horse Energy, the Company does not have any control over White Horse Energy or Solar Leasing, nor any obligation to absorb losses from Solar leasing. Based on the Company’s reassessment, the flow of funds resulting from the discretionary rebate does not transfer control or economic exposure to the Company in a manner that would require consolidation under ASC 810-10. White Horse Energy remains the primary beneficiary, and no changes to the Company’s financial statement presentation are required. For the three months ended March 31, 2025, the Company recorded interest income of $37,656 included in other income, net in the accompanying condensed consolidated statements of operations. As of March 31, 2025, the balance of $3,037,656 is included in note receivable — related party in the accompanying condensed consolidated balance sheet.

As described in Note 3, Zeo Energy Corp. entered into the TRA with the TRA Holders. As of March 31, 2025, the Company has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets. As of March 31, 2025, the total unrecorded TRA liability is approximately $48.8 million. If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its condensed consolidated statements of operations.

NOTE 14 — FAIR VALUE MEASUREMENTS

Items Measured at Fair Value on a Recurring Basis:

The Company accounts for certain liabilities at fair value on a recurring basis and classifies these liabilities within the fair value hierarchy (Level 1, Level 2, or Level 3).

Liabilities subject to fair value measurements are as follows:

	March 31, 2025
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$785,551	$—	$—	$785,551
	December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$1,449,000	$—	$—	$1,449,000

The Company’s Public Warrants are traded on the Nasdaq. As such, the Warrant valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The fair value of the Warrant liabilities is classified within Level 1 of the fair value hierarchy.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 15 — NET LOSS PER SHARE

Basic net loss per share of Class A common stock is computed by dividing net loss attributable to Class A common stockholders from March 13, 2024, or the Closing Date, to December 31, 2024, by the weighted-average number of shares of Class A common stock outstanding for the same periods.

Diluted net loss per share is the same as basic net loss per share as the inclusion of potentially issuable shares that would be anti-dilutive.

Prior to the ESGEN Business Combination, the membership structure of Sunergy Renewables, LLC included membership units. In conjunction with the closing of the ESGEN Business Combination, the Company effectuated a recapitalization whereby all membership units were converted to common units of OpCo and the Company implemented a revised class structure including Class A Common Stock having one vote per share and economic rights, and Class V Common Stock having one vote per share and no economic rights. Shares of the Company’s Class V Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. The basic and diluted net income per share for the year ended December 31, 2024 represents only the period of March 13, 2024 to December 31, 2024.

The following table presents the computation of the basic and diluted income per share of Class A Common Stock for the three months ended March 31, 2025 and the period of March 13, 2024 (the Closing Date) to December 31, 2024:

	Three months ended March 31, 2025	The period of March 13, 2024 to March 31, 2024
Numerator
Net income attributable to Class A common shareholders	$(6,361,265)	$(1,722,607)
Denominator
Basic and diluted weighted-average shares of Class A common stock outstanding	13,252,964	994,345

Net income per share of Class A common stock – basic and diluted	$(0.48)	$(1.73)

The following table presents potentially dilutive securities, as of the end of the period, excluded from the computation of diluted net earnings per share of Class A Common Stock.

	Three months ended March 31, 2025	The period of March 13, 2024 to March 31, 2024
Warrants(1)	13,800,000	13,800,000
Series A Preferred Stock(2)	1,500,000	1,500,000
Convertible promissory notes(3)	1,851,852	—

____________

(1)      Represents number of instruments outstanding at the end of the period that were evaluated under the treasury stock method for potentially dilutive effects and were determined to be anti-dilutive.

(2)      Represents number of Preferred Units outstanding at the end of the period that were excluded using the if-converted method.

(3)      Represents number of shares that would be issued to settle the convertible promissory note as of the end of the period

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 16 — INCOME TAX

The Company has calculated the provision for income taxes during the interim reporting period by applying an estimate of the Annual Effective Tax Rate (AETR) for the full fiscal year to “ordinary” income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items) for the reporting period. Our effective tax rate (ETR) from continuing operations was 3.9% expense on loss for the three months ended March 31, 2025, and 2.7% percent expense on loss for the three months ended March 31, 2024. The ETR for the three months ended March 31, 2025 differs from statutory rates primarily due to the non-controlling interest portion of ESGEN Opco, LLC, which is a partnership for federal tax purposes and a change in valuation allowance. During the first quarter of 2025, the Company exchanged corporate stock for additional ownership interests in ESGEN Opco, LLC. This greatly increased the investment in partnership deferred tax asset. Additionally, the Company determined that the deferred tax assets are not more likely than not to be realized based on all available evidence as of the current quarter and recorded a valuation allowance on deferred tax assets. The ETR for the three months ended March 31, 2024 differs from statutory rates primarily due to the non-controlling interest portion of ESGEN Opco, LLC, which is a partnership for federal tax purposes.

The components of the deferred income tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2023
Other Asset assets:
Deferred tax assets	$5,914,920	$661,904
Valuation allowance	(5,914,920)	—
Net deferred tax asset	$—	$661,904
Deferred tax liabilities	—	(423,413)
Net deferred tax assets and liabilities	$—	$238,491

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties — Weather Conditions

A significant portion of the Company’s business is conducted in the state of Florida. During recent years, there have been several hurricanes that impacted our marketing, sales and installation activities. Future hurricane storms can have an adverse impact of our sales installations.

Workmanship and Warranties

The Company typically warrants solar energy systems sold to customers for periods of one to ten years against defects in design and workmanship, and that installations will remain watertight.

The manufacturers’ warranties on the solar energy system components, which are typically passed through to the customers, typically have product warranty periods of 10 to 20 years and a limited performance warranty period of 25 years. As of March 31, 2025, and December 31, 2024, the Company did not record a warranty reserve as the historical costs incurred that the Company is required to pay have not been significant or indicative of the Company performing warranty work in the future. The Company, at its discretion, may provide certain reimbursements to customers if certain solar equipment is not operating as intended during future periods.

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 17 — COMMITMENTS AND CONTINGENCIES (cont.)

Accrual for Probable Loss Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. A liability is recorded for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with loss contingencies are expensed as incurred.

NOTE 18 — SEGMENT REPORTING

The Company has one operating segment and one reportable segment, the business of sales and installation of solar panel technology to individual households within the United States. The Company’s chief operating decision-maker (“CODM”) is the chief executive officer. The CODM reviews and evaluates consolidated net income (loss) for purposes of evaluating financial performance, making operating decisions, allocating resources, and planning and forecasting for future periods.

All the Company’s long-lived assets and revenues are maintained in the U.S. Refer to Note 3 for further information on revenues.

The following presents the significant financial information with respect to the Company’s reportable segment for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Total revenue	$8,783,695	$20,142,156
Less: Cost of goods sold (exclusive of depreciation and amortization shown below):
Direct labor	1,719,462	3,112,285
Materials	2,224,562	9,409,074
Other	845,655	1,436,607
Less: Cost of goods sold (exclusive of depreciation and amortization shown below):	4,789,679	13,957,966
Less: Depreciation and amortization related to Cost of goods sold	219,259	168,403
Gross Profit	$3,774,757	$6,015,787

Depreciation and amortization	4,681,470	291,126
Commissions expense	1,864,112	3,652,591
Sales and marketing (exclusive of Commissions expense above)	273,668	2,901,196
General and administrative	10,467,593	3,219,422
Other income, net	(82,363)	—
Change in fair value of warrant liabilities	(663,449)	138,000
Interest expense	30,277	35,222

Net loss before taxes	(12,795,863)	(4,221,770)
Income tax (expense) benefit	(523,500)	114,668
Net loss	(13,319,363)	(4,107,102)

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 19 — SUBSEQUENT EVENTS

On April 15, 2025, the Promissory Note, as described in Note 9, was amended with the result that the Tranche 2 Advance would be delivered if a Tranche 2 Milestone is met within 120 days of the Initial Advance, and the Tranche 3 Advance would be delivered if a Tranche 3 Milestone is met within 120 days of the Tranche 2 Advance.

On April 17, 2025, the Company received a notice (the “Notice”) from Nasdaq notifying the Company that it is not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (“Fiscal Year 2024 10-K”) was not filed with the Securities and Exchange Commission (the “SEC”) by the required due date of March 31, 2025. This Notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s shares. Nasdaq has provided the Company with 60 calendar days, until Sunday, June 16, 2025, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception until October 13, 2025 to regain compliance with the Nasdaq Listing Rules.

On May 28, 2025, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Heliogen, Inc., a Delaware corporation (“Heliogen”), Zeo Energy, Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub I”) and Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions therein: (i) in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the effective time of the First Merger (the “Effective Time”), Merger Sub I will merge with and into Heliogen (the “First Merger”), with Heliogen surviving the First Merger (Heliogen, as the surviving entity of the First Merger, the “First Surviving Corporation”) and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and Delaware Limited Liability Company Act, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger (Merger Sub II, as the surviving entity of the Second Merger, the “Surviving Company”). The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by each of the board of directors of Heliogen (“Heliogen’s Board of Directors”) and the board of directors of Zeo Energy, and Heliogen’s Board of Directors has resolved to recommend to the stockholders of Heliogen to approve the transactions contemplated by the Merger Agreement, including the Mergers, and adopt the Merger Agreement, subject to its terms and conditions.

Consideration to Heliogen Stockholders.    Subject to the terms and conditions of the Merger Agreement, at the Effective Time, by virtue of the First Merger, each issued and outstanding share of common stock, par value $0.0001 per share, of Heliogen (“Heliogen Common Stock”) (other than shares of Heliogen Common Stock held by Zeo Energy, Heliogen or their respective subsidiaries immediately prior to the Effective Time) will be cancelled and automatically converted into the right to receive (i) a number of shares of class A common stock, par value $0.0001 per share, of Zeo Energy (“Zeo Energy Class A Common Stock”) equal to the Exchange Ratio (as defined below), without interest (the “Share Merger Consideration”), and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled (the “Fractional Share Consideration” and together with the Share Merger Consideration, the “Merger Consideration”), subject to any required tax withholding.

As set forth in the Merger Agreement, the “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration divided by (B) the fully diluted share count of Heliogen Common Stock outstanding (including shares underlying outstanding shares of Heliogen’s preferred stock (if any), In-the-Money Options (as defined below), Heliogen’s restricted stock units (“RSUs”), and the Commercial Warrants (as defined below) but excluding shares underlying SPAC Warrants (as defined below)) (the “Fully-Diluted Shares,” which as of May 16, 2025 was equal to 6,616,949), by (ii) $1.5859 (the “Parent Stock Price”); and the “Total Merger Consideration” is $10.0 million, less (x) 50% of any amount by which Heliogen’s Net Cash at the closing of the First

Zeo Energy Corp.

Notes to the Condensed Consolidated Financial Statements

March 31, 2025

NOTE 19 — SUBSEQUENT EVENTS (cont.)

Merger (the “Closing”) is less than $13.0 million (the “Net Cash Collar Floor”), or plus (y) 50% of any amount by which Heliogen’s Net Cash at the Closing is more than $16.0 million (the “Net Cash Collar Ceiling”); and “Net Cash” is the cash and cash equivalents and other current assts of Heliogen and its subsidiaries as of the Closing, less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses.

The shares of Zeo Energy Class A Common Stock to be issued in connection with the Mergers will be listed on the Nasdaq Stock Market LLC (“Nasdaq”). The Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a reorganization for U.S. federal income tax purposes.

Under the terms of the Merger Agreement, the completion of the Mergers is subject to certain customary closing conditions, including, among others: (i) the approval of the Mergers and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Heliogen Common Stock entitled to vote thereon; (ii) the approval for listing on Nasdaq of the Zeo Energy Class A Common Stock to be issued in the Mergers; (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) to be filed by Zeo Energy with the Securities and Exchange Commission (the “SEC”) registering the Zeo Energy Class A Common Stock to be issued in connection with the Mergers; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining or otherwise prohibiting the consummation of the Mergers; and (vii) the receipt by each party of opinions of counsel to the effect that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a reorganization for U.S. federal income tax purposes. Zeo Energy has the following additional conditions to its obligations to consummate the Closing: (A) the absence of a material adverse effect with respect to Heliogen and its subsidiaries on or after the date of the Merger Agreement that is continuing as of immediately prior to the Closing; and (B) the effective amendment of that certain Rights Agreement, dated April 16, 2023 by and between Heliogen and Continental Stock Transfer and Trust Company, as amended on April 16, 2024, December 17, 2024 and April 14, 2025 (the “Rights Agreement”); and (C) Heliogen’s Net Cash at the Closing being equal to or greater than $10.0 million.

On June 8, 2025, Sunnova, one of the Company’s financing partners, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court. As of the date of this report, Sunnova owes the Company an outstanding amount of $3,113,019 related to completed customer projects. The Company is actively monitoring the proceedings and has recorded a full reserve against this receivable.

On June 9, 2025, Mosaic, one of the Company’s financing partners, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court. As of the date of this report, Mosaic owes the Company an outstanding amount of $734,140 related to completed customer projects. The Company is actively monitoring the proceedings, and no impairment has been recorded related to this receivable as of the balance sheet date, as management believes the amount remains collectible.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zeo Energy Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Zeo Energy Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2023.

Kansas City, Missouri
May 27, 2025

ZEO ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$5,634,115	$8,022,306
Accounts receivable, including $191,662 and $396,488 from related parties, net of allowance for credit losses of $1,165,336 and $862,580, as of December 31, 2024 and 2023, respectively	10,186,543	2,905,205
Inventories	872,470	350,353
Contract assets	64,202	4,915,064
Prepaid expenses and other current assets	2,131,345	40,403
Total current assets	18,888,675	16,233,331
Other assets	314,426	62,140
Property, equipment and other fixed assets, net	2,475,963	2,289,723
Right-of-use operating lease asset	1,268,139	1,135,668
Right-of-use finance lease asset	447,012	583,484
Intangibles, net	7,571,156	771,028
Related party note receivable	3,000,000	—
Goodwill	27,010,745	27,010,745
Total assets	$60,976,116	$48,086,119

Liabilities, redeemable noncontrolling interest and stockholders’ (deficit) equity
Current liabilities
Accounts payable	$2,780,885	$4,699,855
Accrued expenses and other current liabilities, including $3,359,101 and $2,415,966 with related parties at December 31, 2024 and 2023, respectively	8,540,188	4,646,365
Current portion of long-term debt	291,036	294,398
Current portion of obligations under operating leases	583,429	539,599
Current portion of obligations under finance leases	130,464	118,416
Convertible promissory note, net of debt issuance costs	2,440,000	—
Contract liabilities, including $2,000 and $1,160,848 with related parties as of December 31, 2024 and 2023, respectively	203,607	5,223,518
Total current liabilities	14,969,609	15,522,151
Obligations under operating leases, non-current	799,385	636,414
Obligations under finance leases, non-current	348,807	479,271
Warrant liabilities	1,449,000	—
Long-term debt	496,623	825,764
Total liabilities	18,063,424	17,463,600
Commitments and contingencies (Note 17)

Redeemable noncontrolling interests
Convertible preferred units, 1,500,000 units issued and outstanding as of December 31, 2024 and no units issued and outstanding as of December 31, 2023	16,130,871	—
Class B Units	115,693,900	—

Stockholders’ (deficit) equity
Class V common stock, $0.0001 par value, 100,000,000 authorized shares; 35,230,000 and 33,730,000 shares issued and outstanding as of December 31, 2024, and December 31, 2023, respectively	3,523	3,373
Class A common stock, $0.0001 par value, 300,000,000 authorized shares; 13,252,964 and no shares issued and outstanding as of December 31, 2024, and December 31, 2023, respectively	1,326	—
Additional paid-in capital	14,523,963	31,152,491
Accumulated deficit	(103,440,891)	(533,345)
Total stockholders’ (deficit) equity	(88,912,079)	30,622,519
Total liabilities, redeemable noncontrolling interests and stockholders’ (deficit) equity	$60,976,116	$48,086,119

The accompanying notes are an integral part of the financial statements.

ZEO ENERGY CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2024	2023
Revenue, net	$51,088,065	$94,226,149
Related party revenue, net	22,156,018	15,464,852
Total revenue	73,244,083	109,691,001
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization shown below)	38,021,519	59,436,674
Depreciation and amortization	4,836,538	1,841,874
Sales and marketing	19,587,073	30,324,059
General and administrative	21,628,725	12,949,067
Total operating expenses	84,073,855	104,551,674
(Loss) income from operations	(10,829,772)	5,139,327
Other income (expenses), net:
Other income, net	233,151	(183,401)
Change in fair value of warrant liabilities	69,000	—
Interest expense	(333,539)	(110,857)
Total other income (expense), net	(31,388)	(294,258)
Net (loss) income before taxes	(10,861,160)	4,845,069
Income tax benefit	988,802	—
Net (loss) income	(9,872,358)	4,845,069
Less: Net loss attributable to Sunergy Renewables, LLC prior to the ESGEN Business Combination	(523,681)	—
Net loss subsequent to the ESGEN Business Combination	(9,348,677)	4,845,069
Less: Net loss attributable to redeemable non-controlling interests	(6,679,788)	—
Net loss attributable to Class A common stock	$(2,668,889)	$4,845,069

Basic and diluted net loss per common share	$(0.48)	$4.85
Weighted average units outstanding, basic and diluted	5,546,925	1,000,000

The accompanying notes are an integral part of the financial statements.

ZEO ENERGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Mezzanine Equity		Non- controlling interest	Common Units		Class V Common Stock		Class A Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Members’ Equity
	Shares	Amount		Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2022	—	$—	$—	1,000,000	$31,155,864	—	$—	—	$—	$—	$119,982	$31,275,846
Retroactive application of ESGEN Business Combination (Note 1)	—	—	—	(1,000,000)	(31,155,864)	33,730,000	3,373	—	—	31,152,491	—	—
Balance, December 31, 2022	—	—	—	—	—	33,730,000	3,373	—	—	31,152,491	119,982	31,275,846
Stockholder distributions	—	—	—	—	—	—	—	—	—	—	(5,498,396)	(5,498,396)
Net income	—	—	—	—	—	—	—	—	—	—	4,845,069	4,845,069
Balance, December 31, 2023	—	—	—	—	—	33,730,000	3,373	—	—	31,152,491	(533,345)	30,622,519
Stockholder distributions	—	—	—	—	—	—	—	—	—	—	(90,000)	(90,000)
Net loss prior to the ESGEN Business Combination	—	—	—	—	—	—	—	—	—	—	(523,681)	(523,681)
Effects of ESGEN Business Combination
Issuance of Class A Shares to third party advisors	—	—	—	—	—	—	—	178,207	18	891,017	—	891,035
Issuance of Class A Shares to backstop investor	—	—	—	—	—	—	—	225,174	23	1,569,440	—	1,569,463
Reverse Recapitalization (Note 3)	1,500,000	6,855,076	—	—	—	1,500,000	150	4,248,583	425	(2,498,380)	—	(2,497,805)
Transaction costs	—	—	—	—	—	—	—	—	—	(2,890,061)	—	(2,890,061)
Establishment of redeemable noncontrolling interest	—	—	26,116,548	—	—	—	—	—	—	(26,116,548)	—	(26,116,548)
Activities subsequent to ESGEN Business Combination
Stock-based compensation	—	—	—	—	—	—	—	375,000	37	7,360,697	—	7,360,734
Class A common stock issued to vendor	—	—	—	—	—	—	—	146,000	15	255,485	—	255,500
Lumio Asset purchase	—	—	—	—	—	—	—	6,206,897	621	8,131,035	—	8,131,656
Issuance of Class A Shares to private placement investor	—	—	—	—	—	—	—	1,873,103	187	2,715,813	—	2,716,000
Subsequent measurement of redeemable noncontrolling interest	—	—	105,672,002	—	—	—	—	—	—	(6,047,026)	(99,624,976)	(105,672,002)
Net income	—	9,414,862	(16,094,650)	—	—	—	—	—	—	—	(2,668,889)	(2,668,889)
Dividends paid to Preferred unit holders	—	(139,067)	—	—	—	—	—	—	—	—	—	—
Balance, December 31, 2024	1,500,000	$16,130,871	115,693,900	—	$—	35,230,000	$3,523	13,252,964	$1,326	$14,523,963	$(103,440,891)	$(88,912,079)

The accompanying notes are an integral part of the financial statements.

ZEO ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023
Cash Flows from Operating Activities
Net (loss) income	$(9,872,358)	$4,845,069
Adjustment to reconcile net (loss) income to cash (used in) provided by operating activities
Depreciation and amortization	4,836,538	1,841,874
Gain on disposal of fixed assets	(91,684)	—
Change in fair value of warrant liabilities	(69,000)	—
Provision for credit losses	2,815,633	1,531,223
Noncash operating lease expense	705,293	550,425
Stock based compensation expense	7,951,248	—
Income tax benefit	(997,702)	—
Changes in operating assets and liabilities:
Accounts receivable	(8,785,973)	(3,475,661)
Accounts receivable due from related parties	204,826	(396,488)
Inventories	(131,898)	(63,207)
Contract assets	4,850,862	(4,795,309)
Prepaids and other current assets	(1,757,354)	61,852
Other assets	(13,795)	—
Due from related party	—	(104,056)
Accounts payable	(2,512,834)	4,501,798
Accrued expenses and other current liabilities	(1,140,780)	1,536,287
Accrued expenses and other current liabilities due to related parties	943,135	2,415,996
Contract liabilities	(3,861,063)	2,913,623
Contract liabilities due to related parties	(1,158,848)	1,160,848
Operating lease payments	(630,963)	(547,140)
Net cash (used in) provided by operating activities	(8,716,717)	11,977,134

Cash flows from Investing Activities
Purchases of property, equipment and other assets	(369,137)	(1,034,666)
Investment in related party note receivable	(3,000,000)	—
Asset acquisitions	(4,000,000)	—
Net cash used in investing activities	(7,369,137)	(1,034,666)

Cash flows from Financing Activities
Proceeds from the issuance of debt	—	311,029
Repayments of finance lease liabilities	(118,416)	(84,678)
Proceeds from private placement	2,716,000	—
Proceeds from the issuance of convertible preferred stock, net of transaction costs	9,221,649	—
Repayments of debt	(332,503)	(241,423)
Proceeds from convertible promissory note, net of debt issuance costs	2,440,000	—
Dividends paid to Convertible preferred units	(139,067)	—
Distributions to members	(90,000)	(5,173,396)
Net cash provided by (used in) financing activities	13,697,663	(5,188,468)

Net (decrease) increase in cash and cash equivalents	(2,388,191)	5,754,000
Cash and cash equivalents, beginning of period	8,022,306	2,268,306
Cash and cash equivalents, end of the period	$5,634,115	$8,022,306

Supplemental Cash Flow Information
Cash paid for interest	$124,488	$103,421
Accrual of distribution to owners	$—	$325,000
Cash paid for income taxes	$—	$—
Noncash finance lease expense	$136,472	$98,881

Non-cash transactions
Deferred equity issuance costs	$2,769,039	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$837,764	$—
Issuance of Class A common stock to vendors	$891,035	$—
Issuance of Class A common stock to backstop investors	$1,569,463	$—
Preferred dividends	$9,275,795	$—

The accompanying notes are an integral part of the financial statements.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION

Zeo Energy Corp. (formerly known as ESGEN Acquisition Corporation or “ESGEN”), collectively with its subsidiaries (the “Company” or “Zeo”) is in the business of marketing, sales and installation, and maintenance of solar panel technology to individual households within the United States. As part of this, the Company may also provide roofing repairs and construction.

Zeo Energy Corp. was a blank check company originally incorporated on April 19, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On October 22, 2021, ESGEN consummated an initial public offering, after which its securities began trading on the Nasdaq Stock Market LLC (“Nasdaq”).

ESGEN Business Combination

On March 13, 2024 (the “Closing Date”), the Company consummated its previously announced business combination (the “ESGEN Closing”), pursuant to that certain Business Combination Agreement, dated as of April 19, 2023 (as amended on January 24, 2024, the “ESGEN Business Combination Agreement”), by and among Zeo Energy Corp., a Delaware corporation (f/k/a ESGEN Acquisition Corporation, a Cayman Islands exempted company), ESGEN OpCo, LLC, a Delaware limited liability company(“OpCo”), Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), the Sunergy equity holders set forth on the signature pages thereto or joined thereto (collectively, “Sellers” and each, a “Seller”, and collectively with Sunergy, the “Sunergy Parties”), for limited purposes, ESGEN LLC, a Delaware limited liability company (the “Sponsor”), and for limited purposes, Timothy Bridgewater, an individual, in his capacity as the Sellers Representative (collectively, the “ESGEN Business Combination”). Prior to the ESGEN Closing, (i) except as otherwise specified in the ESGEN Business Combination Agreement, each issued and outstanding Class B ordinary share of ESGEN was converted into one Class A ordinary share of ESGEN (the “ESGEN Class A Ordinary Shares” and such conversion, the “ESGEN Share Conversion”); and (ii) ESGEN was domesticated into the State of Delaware so as to become a Delaware corporation (the “Domestication”). In connection with the ESGEN Closing, the registrant changed its name from “ESGEN Acquisition Corporation” to “Zeo Energy Corp.”

Upon the Domestication, each then-outstanding ESGEN Class A Ordinary Share was cancelled and converted into one share of Class A common stock of the Company, par value $0.0001 per share (“Zeo Class A Common Stock”), and each then-outstanding ESGEN Public Warrant was assumed and converted automatically into a warrant of the registrant, exercisable for one share of Zeo Class A Common Stock. Additionally, each outstanding unit of ESGEN was cancelled and converted into one share of Zeo Class A Common Stock and one-half of one warrant of the Company.

In accordance with the terms of the ESGEN Business Combination Agreement, Sunergy caused all holders of any options, warrants or rights to subscribe for or purchase any equity interests of Sunergy or its subsidiaries or securities (including debt securities) convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity interests of Sunergy or any subsidiary thereof (collectively, the “Sunergy Convertible Interests”) existing immediately prior to the ESGEN Closing to either exchange or convert all such holder’s Sunergy Convertible Interests into limited liability interests of Sunergy (the “Sunergy Company Interests”) in accordance with the governing documents of Sunergy or the Sunergy Convertible Interests.

At the ESGEN Closing, ESGEN contributed to OpCo (1) all of its assets (excluding its interests in OpCo, but including the amount of cash in ESGEN’s Trust Account (the “Trust Account”) as of immediately prior to the ESGEN Closing (after giving effect to the exercise of redemption rights by ESGEN stockholders), and (2) a number of newly issued shares of Class V common stock of the registrant, par value $0.0001 per share, which generally have only voting rights (the “Zeo Class V Common Stock”), equal to the number of Seller OpCo Units (as defined in the ESGEN Business Combination Agreement) (the “Seller Class V Shares”). In exchange, OpCo issued to ESGEN (i) a number of Class A common units of OpCo (the “Manager OpCo Units”) which equaled the number of total shares of the Zeo Class A Common Stock issued and outstanding immediately after the ESGEN Closing and (ii) a number of warrants to purchase Manager OpCo Units which equaled the number of SPAC Warrants (as defined in the ESGEN Business

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

Combination Agreement) issued and outstanding immediately after the ESGEN Closing (the transactions described above in this paragraph, the “ESGEN Contribution”). Immediately following the ESGEN Contribution, (x) the Sellers contributed to OpCo the Sunergy Company Interests and (y) in exchange therefor, OpCo transferred to the Sellers the Seller OpCo Units and the Seller Class V Shares.

Prior to the ESGEN Closing, the Sellers transferred 24.167% of their Sunergy Company Interests (which were thereafter exchanged for Seller OpCo Units and Seller Class V Shares at the ESGEN Closing, as described above) pro rata to Sun Managers, LLC, a Delaware limited liability company (“Sun Managers”), in exchange for Class A Units (as defined in the Sun Managers limited liability company agreement (the “SM LLCA”) in Sun Managers. In connection with such transfer, Sun Managers executed a joinder to, and became a “Seller” for purposes of, the ESGEN Business Combination Agreement. Sun Managers intends to grant Class B Units (as defined in the SM LLCA) in Sun Managers through the Sun Managers, LLC Management Incentive Plan (the “Management Incentive Plan”) adopted by Sun Managers to certain eligible employees or service providers of OpCo, Sunergy or their subsidiaries, in the discretion of Timothy Bridgewater, as manager of Sun Managers. Such Class B Units may be subject to a vesting schedule, and once such Class B Units become vested, there may be an exchange opportunity through which the grantees may request (subject to the terms of the Management Incentive Plan and the OpCo amended and restated limited liability company agreement in its entirely (the “OpCo A&R LLC Agreement”)) the exchange of their Class B Units into Seller OpCo Units (together with an equal number of Seller Class V Shares), which may then be converted into Zeo Class A Common Stock (subject to the terms of the Management Incentive Plan and the OpCo A&R LLC Agreement). Grants under the Management Incentive Plan will be made after ESGEN Closing.

As of the ESGEN Closing Date, upon consummation of the ESGEN Business Combination, the only outstanding shares of capital stock of the registrant were shares of Zeo Class A Common Stock and Zeo Class V Common Stock.

In connection with entering into the ESGEN Business Combination Agreement, ESGEN and the Sponsor entered into a subscription agreement, dated April 19, 2023, which ESGEN, the Sponsor and OpCo subsequently amended and restated on January 24, 2024 (the “Sponsor Subscription Agreement”), pursuant to which, among other things, the Sponsor agreed to purchase an aggregate of 1,000,000 OpCo preferred units (and be issued an equal number of shares of Zeo Class V Common Stock) (“Convertible OpCo Preferred Units”) concurrently with the ESGEN Closing at a cash purchase price of $10.00 per unit and up to an additional 500,000 Convertible OpCo Preferred Units (together with the concurrent issuance of an equal number of shares of Zeo Class V Common Stock) during the nine months after ESGEN Closing if called for by Zeo (the “Sponsor PIPE Investment”). Prior to the ESGEN Closing, ESGEN informed the Sponsor that it wished to call for the additional 500,000 Convertible OpCo Preferred Units at the Closing and, as a result, a total of 1,500,000 Convertible OpCo Preferred Units were issued to Sponsor in return for aggregate consideration of $15,000,000.

Accounting for the ESGEN Business Combination

The ESGEN Business Combination was accounted for as a reverse recapitalization with ESGEN being treated as the acquired company since there was no change in control in accordance with the guidance for common control transactions in Accounting Standards Codification (“ASC”) 805-50, Business Combinations — Related Issues (“ASC 805-50”). Accordingly, the financial statements of the combined entity will represent a continuation of the financial statements of Sunergy with the ESGEN Business Combination treated as the equivalent of Sunergy issuing stock for the net assets of ESGEN, accompanied by a recapitalization. The net assets of ESGEN were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the ESGEN Business Combination were those of Sunergy.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

Sunergy was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

Based upon the evaluation of the OpCo A&R LLC Agreement, OpCo is considered to be a Variable Interest Entity (“VIE”) and ESGEN is considered to be the primary beneficiary through its membership interest and manager powers conferred to it through the Class A Units. For VIEs, the accounting acquirer is always considered to be the primary beneficiary. As such, Zeo will consolidate OpCo and will be considered the accounting acquirer; however, further consideration of whether the entities are under common control was required in order to determine whether there is an ultimate change in control and the acquisition method of accounting is required under ASC 805.

While Sunergy did not control or have common ownership of ESGEN prior to the consummation of the ESGEN Business Combination, the Company evaluated the ownership of the new entity subsequent to the consummation of the transaction to determine if common control existed. If the business combination is between entities under common control, then the acquisition method of accounting is not applicable and the guidance in ASC 805-50 regarding common control should be applied instead. The Financial Accounting Standards Board (“FASB”) ASC does not include a definition of common control. In practice, entities with a common parent entity, as determined under ASC 810, Consolidation, are generally considered to be under common control. Emerging Issues Task force (“EITF”) Issue 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141 (“EITF Issue 02-5”)”, which was never finalized or codified, has also been applied in practice to determine when entities are under common control. EITF Issue 02-5 indicates that common control would exist in any of the following situations:

•        An individual (including trusts in which the individual is the beneficial owner) or entity holds more than 50 percent of the voting ownership of each entity.

•        Immediate family members hold more than 50 percent of the voting ownership interest of each entity, and there is no evidence that those family members would vote their shares in any way other than in concert. Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations require careful consideration of the substance of the ownership and voting relationships.

•        Group of stockholders holds more than 50 percent of the voting ownership of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Prior to the ESGEN Business Combination and the contributions to Sun Managers, Sunergy was majority owned by 5 entities (the “Primary Sellers”):

•        Southern Crown Holdings, LLC (wholly owned by Anton Hruby) — 230,000 Common Units (23%)

•        LAMADD LLC (wholly owned by Gianluca Guy) — 230,000 Common Units (23%)

•        JKae Holdings, LLC (wholly owned by Kalen Larsen) — 215,000 Common Units (21.5%)

•        Clarke Capital, LLC (wholly owned by Brandon Bridgewater) — 215,000 Common Units (21.5%)

•        White Horse Energy, LC (wholly owned by Timothy Bridgewater) — 90,000 Common Units (9%)

Each of the above parties entered into a Voting Agreement, dated September 7, 2023. The term of the Voting Agreement is for five years from the date of the Voting Agreement. The consummation of the ESGEN Business Combination occurred within the term of the Voting Agreement.

Prior to the ESGEN Business Combination and the contributions to Sun Managers, the Primary Sellers had 98% ownership in Sunergy. Immediately following the ESGEN Business Combination, the Primary Sellers owned 83.8% of the Common Stock of the registrant through their Zeo Class V Common Stock that have voting interests. The Voting Agreement constitutes contemporaneous written evidence of an agreement to vote a majority of the Primary Sellers’

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION (cont.)

shares of the registrant in concert. Accordingly, the Primary Sellers retain majority control through the voting of their units in conjunction with the Voting Agreement immediately prior to the ESGEN Business Combination and their shares following the ESGEN Business Combination and, therefore, there is no change of control before or after the ESGEN Business Combination. This conclusion is appropriate even though there was no relationship or common ownership or control between Sunergy and ESGEN prior to the ESGEN Business Combination. Accordingly, the ESGEN Business Combination should be accounted for in accordance with the guidance for common control transactions in ASC 805-50.

Additional factors that were considered include the following:

•        Since the ESGEN Business Combination, the Board has been comprised of one individual designated by ESGEN and five individuals designated by Sunergy.

•        Since the ESGEN Business Combination, management of the Company has been the existing management at Sunergy immediately prior to the ESGEN Business Combination. The individual that was serving as the chief executive officer and chief financial officer of Sunergy’s management team immediately prior to the ESGEN Business Combination continues substantially unchanged upon completion of the ESGEN Business Combination.

For common control transactions that include the transfer of a business, the reporting entity is required to account for the transaction in accordance with the procedural guidance in ASC 805-50. The C Corporation (ESGEN) is considered to be a substantive entity, the LLC (OpCo) is a business and VIE, and the C Corporation is considered to be the accounting acquirer since it is the primary beneficiary of the LLC. In a transaction that is a combination of entities under common control, the acquirer (ESGEN) should recognize the acquired entity (OpCo and Sunergy) on the same basis as the entities’ common parent.

NOTE 2 — LIQUIDITY AND GOING CONCERN

As of December 31, 2024, the Company had approximately $3.9 million of working capital including $5.6 million of cash and cash equivalents. Management has assessed the going concern assumptions of the Company during the preparation of these consolidated financial statements.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company’s primary source of funding to support operations has been cash flows from operations.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and principles of Consolidation

The consolidated financial statements for the Company as of December 31, 2024 and 2023 include the accounts of the Company’s wholly-owned subsidiaries for years ended 2024 and 2023. The accompanying consolidated financial statements have been prepared pursuant to the accounting principles generally accepted in the United States of America (“US GAAP”). References to the “ASC” hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative US GAAP. All intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Certain amounts from prior period financial statements have been reclassified to align with the presentation used in the current consolidated financial statements for comparative purposes. These reclassifications had no effect on the Company’s previously reported results of operations. An adjustment has been made to the Consolidated Statements of Cash Flows for the year ended December 31, 2023, to match this current year’s presentation of noncash financing lease expense. This change in classification does not affect previously reported cash flows from operating activities in the Consolidated Statements of Cash Flows.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Some of the more significant estimates include fair value of preferred shares, fair value of assets acquired and liabilities assumed in asset acquisitions, share-based compensation, fair value of warrant liabilities, redemption value of non-controlling interest, subsequent realizability of intangible assets, depreciation and amortization periods and collectability of accounts receivable. Due to the uncertainty involved in making estimates, actual results could differ from those estimates which could have a material effect on the financial condition and results of operations in future periods.

The Company bases its estimates and assumptions on historical experience and other factors, including the current economic environment and on various other judgements that it believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment could have a material effect on the financial condition and results of operations in future periods.

Segment Information

Operating segments are defined as components of an enterprise for which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and assess performance. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, the Company operates and manages its business as one operating and reportable segment. (See Note 19)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. The Company maintains its cash in checking and savings accounts. Income generated from cash held in savings accounts is recorded as interest income. The carrying value of the Company’s savings accounts is included in cash and cash equivalents and approximates the fair value.

Accounts receivable, net of allowance for credit losses

Accounts receivable is presented at the invoiced receivable amounts, less any allowance for any potential expected credit loss amounts, and do not bear interest. The Company estimates allowance for credit losses based on the creditworthiness of each customer, historical collections experience, forward looking information and other information including the aging of the receivables. The majority of our customers lease or finance their purchase and installation of solar panels through various financing companies. The financing companies remit payment to the Company typically within 3 weeks after installation. The Company is not deemed a borrower with these financing agreements and as a result is not subject to any of the terms of the financing transaction between the financing company and the customer.

In September 2024, based on a reassessment of creditworthiness of customers, historical collections experience, forward looking information and other information including the aging of the receivables, the Company revised its estimate of allowance for credit losses.

This change in estimate has been accounted for prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. In accordance with its policy, the Company reviews the estimated allowance for credit losses on an ongoing basis. This review indicated that the estimated allowance for credit losses in the Company’s consolidated financial statements should be increased. As a result, effective September 30, 2024, the Company recorded a change

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

in estimate to increase the three and nine months provision for credit losses by $1,820,365, increase net loss by $1,820,365 for the three and nine months ended September 30, 2024, and increase basic and diluted net loss per common share by $0.30 and $0.49 for the three and nine months ended September 30, 2024.

The following represents a roll forward of the allowance for credit losses for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Allowance for credit losses, beginning of the period	$862,580	$742,772
Provision for credit losses	2,815,633	1,531,223
Write offs	(2,525,100)	(1,411,415)
Recoveries	12,223	—
Allowance for credit losses, as of the end of the period	$1,165,336	$862,580

Significant judgement is involved in determination of the collectability of accounts receivable. Management assesses the reasonability of collectability of accounts receivable on a quarterly basis to record the allowance for credit losses.

Contract assets

Contract assets costs include prepaid installation costs incurred prior to completion of installations of solar systems and accrued revenues for which the invoicing criteria have not been met. Prepaid installation costs include the cost of engineering, permits, governmental fees, and other related solar installation costs were $64,202 and $4,915,064 as of December 31, 2024 and 2023, respectively. These costs are charged to Cost of goods sold when each installation is completed. The following table summarizes the change in contract assets:

	December 31, 2024	December 31, 2023
Contract asset, beginning of the period	$4,915,064	$119,755
Cost of goods sold recognized during the period	(4,915,064)	(119,755)
Cash paid prior to completion of performance obligation	64,202	4,915,064
Contract assets, as of the end of the period	$64,202	$4,915,064

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of employee advances, advanced sales commissions, prepaid insurance, and other current assets.

Note receivable

The Company records notes receivable when it extends credit or financing to related parties or third parties. The Company evaluates notes receivable for collectability at each reporting period under the current expected credit loss (CECL) model, in accordance with ASC 326, Financial Instruments — Credit Losses (“ASC 326”). If necessary, an allowance for doubtful accounts is recorded to reflect potential losses. As of December 31, 2024, we evaluated the need for an allowance for credit loss using the guidelines set forth in ASC 326, and have determined this note is fully collectible and, therefore, we have not recorded an allowance against the note receivable balance.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits. The amounts over these insured

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

limits as of December 31, 2024, and December 31, 2023 were $5,389,013 and $7,772,306, respectively. The Company mitigates this concentration of credit risk by monitoring the credit worthiness of the financial institutions. No losses have been incurred to date on any deposits.

The Company performs periodic credit evaluations of its customers’ financial condition and also monitors the financial condition of the financial counterparties that finance customer transactions and generally does not require collateral. For customers who finance their systems through a lease product, the Third Party Operator (TPO) of the lease product is the contracted customer with the Company. Where the Company has a concentration of credit risk, it is with these TPO customers. At December 31, 2024, the Company had two customers who exceeded 10% of accounts receivable. Their balances were $3,192,077 and $2,306,096. No one customer or financing counterparty exceeded 10% of accounts receivable as of December 31, 2023. For the years ended December 31, 2024 and 2023, the Company had three and one customers, respectively, who exceeded 10% of revenue recognized. Their revenue recognized was $17,834,595, $23,386,284 and $8,781,244 for 2024 and $13,083,458 for 2023, respectively. See Note 20 — subsequent events for further information.

Advertising and Marketing

The Company charges the costs of advertising to expense as incurred. For the years ended December 31, 2024 and 2023, the Company incurred $173,903 and $188,526, respectively, of advertising and marketing costs.

Inventories

Inventories are primarily comprised of solar panels and other related items necessary for installations and service needs. Inventories are accounted for on a first-in-first-out basis and are measured at the lower of cost or net realizable value, where cost is determined using a weighted-average cost method. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as cost of goods sold in the consolidated statements of operations in the period identified. As of December 31, 2024 and 2023, inventory was $872,470 and $350,353, respectively.

Property, equipment and other fixed assets, net

Property, equipment and other fixed assets are carried at cost less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any difference between the sale proceeds and the carrying amount of the asset is recognized as a gain or loss on disposal in the consolidated Statements of Operations.

Software that is developed for internal use and is accounted for accordance with ASC 350, Intangibles, Goodwill and Other-Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include compensation for employees who develop internal-use software and external costs related to development of internal-use software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life. All other expenditures, including those incurred to maintain an internal-use software’s current level of performance, are expensed as incurred. When these assets are retired or disposed of, the cost and accumulated amortization thereon are removed, and any resulting gain or losses are included in the consolidated statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is five years, across all asset classes.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The estimated useful lives and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for prospectively. All depreciation expense is included with depreciation and amortization in the consolidated statements of operations.

Impairment of long-lived assets

Management reviews each asset or asset group for impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable, and at least annually. No impairment charges were recorded by the Company during the years ended December 31, 2024, and 2023.

Business Combinations

The Company accounts for an acquisition as a business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with ASC Topic 805. Such acquisitions are accounted using the acquisition method by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition and the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. First, the Company assesses qualitative factors to determine whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test comparing the fair value of the applicable reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in the consolidated statements of operations for the amount by which the carrying amount exceeds the fair value of the reporting unit. The Company performs its annual goodwill impairment test at December 31 of each year. There was no goodwill impairment for the years ended December 31, 2024, and 2023.

Intangible assets subject to amortization

Intangible assets include tradenames, customer lists, order backlog and non-compete agreements. Amounts are subject to amortization on a straight-line basis over the estimated period of benefit and are subject to annual impairment consideration. Costs incurred to renew or extend the term of a recognized intangible asset, such as the acquired tradename, are capitalized as part of the intangible asset and amortized over its revised estimated useful life.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets. The Company determines fair value

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

based on discounted cash flows using a discount rate commensurate with the risk inherent in the Company’s current business model for the specific intangible asset being valued. No impairment charges were recorded for the years ended December 31, 2024, and 2023.

Leases

The Company evaluates the contracts it enters into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee. When the arrangements include lease and non-lease components, the Company accounts for them as a single lease component.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. Operating leases are included in the line items right-of-use (“ROU”) operating lease asset, current portion of obligations under operating leases, and obligations under operating leases, non-current in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and obligations under lease represents its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease obligations based on the present value of the total lease payments not yet paid. These payments are then discounted based on the more readily determinable of the rate implicit in the lease or the Company’s incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease obligation adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

For leases with a lease term of less than one year (short-term leases), the Company has elected not to recognize an obligation or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Finance leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to depreciation and amortization and interest expense on the finance lease obligation, which is calculated using the effective interest method and recorded to interest expense on the accompanying consolidated statements of operations. Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases. If the Company is reasonably certain to exercise the option to purchase the underlying asset at the end of lease term, the finance lease ROU assets are amortized to the end of useful life of the assets on a straight-line basis.

Warrant Liabilities

The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 815-40, Derivatives and Hedging (“ASC 815-40”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. The

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company accounts for the Public Warrants (as defined in Note 13) in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. The quoted market price is utilized as the fair value as of each relevant date.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company applies judgment in the determination of performance obligations in accordance with ASC 606. Performance obligations in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. In addition, a single performance obligation may comprise a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. This principle is achieved through applying the following five-step approach:

•        Step 1 — Identification of the contract, or contracts, with a customer.

•        Step 2 — Identification of the performance obligations in the contract.

•        Step 3 — Determination of the transaction price.

•        Step 4 — Allocation of the transaction price to the performance obligations in the contract

•        Step 5 — Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes and records revenue from its operations upon completion of installation for both solar system installations and roofing installations. In connection with the sales and installation, a signed contract between the Company and the purchaser defines the duties and obligations of each party. The contract is specific as to the duties and responsibilities which govern the accounting for these transactions. Once the Company’s performance obligations are met with installation completed, according to the signed contract, the Company’s obligations are completed, and title is transferred to the buyer. The Company believes its performance obligation is completed once the installation of the solar panels is completed, which is prior to the customer receiving permission to operate the solar panels from the local utility company. The Company records sales revenue at this point in time. Many of the Company’s customers finance their obligations with third parties. In these situations, the finance company deducts their financing fees and remits the net amount to the Company. Revenue recorded is equal to the contract amount signed by the purchaser, net of the financing fees. The Company incurs several costs associated with the installation prior to its completion. In accordance with ASC 340, Other Assets and Deferred Costs, installation-related costs are recorded as prepaid expenses and other current assets and in turn are expensed when installation is completed. Thus, revenue recognition is in turn matched with the installation equipment costs and expense associated with the completion of each project.

	Years ended December 31,
	2024	2023
Solar systems installations, net	70,614,343	102,928,549
Roofing installations	2,629,740	6,762,452
Total net revenues	$73,244,083	$109,691,001

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities

The Company receives both customer advances and may receive lender advances from third-party financing companies on behalf of customers. These amounts are recorded on the consolidated balance sheets as contract liabilities and are considered a liability of the Company until the installation is completed. When the permission to turn on (“PTO”) the solar panels from the local municipality is significantly delayed, the lender may withdraw their previous payments for a customer account until the PTO is completed. The contract liabilities amounts are expected to be recognized as revenue within twelve months of the Company’s receipt of the funds. The following table summarizes the change in contract liabilities:

	December 31, 2024	December 31, 2023
Contract liabilities, beginning of the period	$5,223,518	$1,149,047
Revenue recognized from amounts included in contract liabilities at the beginning of the period	(5,223,518)	(1,149,047)
Cash received prior to completion of performance obligation	120,143	5,223,518
Contract liabilities, end of the period	$120,143	$5,223,518

Contract acquisition costs

The Company pays sales commissions to sales representatives based on a percentage of the value of sales contracts entered into by the customer and the Company. Payment is made to the sales representative once installation is completed. Such costs are included as sales and marketing on the consolidated statements of operations. Since sales commission payments are subject to completion of the installation, payment is made commensurate with the recognition of revenue from the sale, and therefore the full expense is incurred as the Company does not have any remaining performance obligations.

Costs to obtain a contract are not considered to be incremental or material, and project duration generally does not span more than one year. Accordingly, the Company applies a practical expedient for these types of costs and as such, they are expensed in the period incurred.

Earnings per share

The Company reports both basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of shares of Class A Common Stock outstanding and excludes the dilutive effect of warrants, stock options, and other types of convertible securities. Diluted earnings per share is calculated based on the weighted average number of shares of Class A Common Stock outstanding and the dilutive effect of warrants and other types of participating securities are included in the calculation. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is anti-dilutive, such as in periods where a net loss is reported.

Prior to the ESGEN Business Combination, the membership structure of Sunergy Renewable, LLC included membership units. In conjunction with the closing of the ESGEN Business Combination, the Company effectuated a recapitalization whereby all membership units were converted to common units of ESGEN OpCo, LLC, and Zeo Energy Corp. implemented a revised class structure including Class A Common Stock having one vote per share and economic rights and Class V Common Stock having one vote per share and no economic rights.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-based Compensation

The Company recognizes an expense for stock-based compensation awards based on the estimated fair value of the award on the date of grant. The Company has elected to account for restricted stock awards with market conditions using a graded vesting method. This method recognizes the compensation cost in the consolidated statements of operations over the requisite service period for each separately vesting tranche of awards. The Company has elected to recognize forfeitures as they occur rather than estimate expected forfeitures.

Fair value of Financial Instruments

Fair value is the price that would be received to sell an asset, or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). We classify fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

Level 1 —	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3 —

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accrued expenses, advanced funding, accounts payable, and debt approximate fair value due to their relatively short maturities.

Redeemable Noncontrolling Interests

Noncontrolling interests represent the portion of OpCo that Zeo Energy Corp. controls and consolidates but does not own. The noncontrolling interests were created as a result of the ESGEN Business Combination and represent 33,730,000 common units issued by Zeo Energy Corp. to the prior investors. As of the close of the ESGEN Business Combination, Zeo Energy Corp. held a 13.0% interest in OpCo with the remaining 87.0% interest held by OpCo’s prior investors. At December 31, 2024, Zeo Energy Corp. held a 28.2% interest in ESGEN OpCo, LLC with the remaining 71.8% interest held by OpCo’s prior investors. The prior investors’ interests in OpCo represent a redeemable noncontrolling interest. At its discretion, the members have the right to exchange their common units in OpCo (along with the cancellation of the paired shares of Zeo Energy Corp. or the Class V Common Stock) for either shares of Class A Common Stock on a one-to-one basis or cash proceeds of equal value at the time of redemption. Any redemption of OpCo common units in cash must be funded through a private or public offering of Class A Common Stock and is subject to the Company’s Board’s approval. As of December 31, 2024, the prior investors of OpCo hold the majority of the voting rights on the Board.

As the redeemable noncontrolling interests are redeemable upon the occurrence of an event that is not solely within the Company’s control, the Company classifies redeemable noncontrolling interests as temporary equity. The redeemable noncontrolling interests in common units were initially measured at the OpCo prior investors’ share in the net assets of the Company upon consummation of the ESGEN Business Combination. Subsequent remeasurements of

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company’s redeemable noncontrolling interests are recorded as a deemed dividend each reporting period, which reduces retained earnings, if any, or additional paid-in capital of Zeo Energy Corp. Remeasurements of the Company’s redeemable noncontrolling interests are based on the fair value of our Class A Common Stock.

Redeemable Convertible Preferred Units

The Company records redeemable convertible preferred units at fair value on the dates of issuance, net of issuance costs. The redeemable convertible preferred units have been classified outside of stockholders’ (deficit) equity as temporary equity on the accompanying consolidated balance sheets because the shares contain certain redemption features that are not solely within the control of the Company. See Note 11 — Redeemable Noncontrolling Interests and Equity. Because the redeemable convertible preferred units are held by the Sponsor at the OpCo level, the preferred units are presented as a noncontrolling interests on the consolidated balance sheets.

Income Taxes

Zeo Energy Corp. is a corporation and thus is subject to United States (“U.S.”) federal, state and local income taxes. OpCo is a partnership for U.S. federal income tax purposes and therefore does not pay U.S. federal income tax. Instead, the OpCo unitholders, including Zeo Energy Corp., are liable for U.S. federal income tax on their respective shares of OpCo’s taxable income. OpCo is liable for income taxes in those states which tax entities classified as partnerships for U.S. federal income tax purposes.

We use the asset and liability method of accounting for income taxes for the Company. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss (“NOL”) and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date. The realizability of deferred tax assets is evaluated quarterly based on a “more likely than not” standard and, to the extent this threshold is not met, a valuation allowance is recorded.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. Management has evaluated the Company’s tax positions, including its previous status as a pass-through entity for federal and state tax purposes, and has determined that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements. The Company’s reserve related to uncertain tax positions was zero as of December 31, 2024 and December 31, 2023. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The open tax years for U.S. federal and state income tax purposes are 2021 and forward.

Tax Receivable Agreement

In conjunction with the consummation of the ESGEN Business Combination, Zeo Energy Corp entered into a Tax Receivable Agreement (the “TRA”) with Opco and certain Opco members (the “TRA Holders”). Pursuant to the TRA, Zeo Energy Corp. is required to pay the TRA Holders 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the ESGEN

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combination as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Exchangeable OpCo Units pursuant to the exercise of the OpCo Exchange Rights or a Mandatory Exchange and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments it makes under the TRA. All such payments to the TRA Holders are the obligations of Zeo Energy Corp., and not that of Opco. As of December 31, 2024, there have been no exchanges of Opco units for Class A Common Stock of Zeo Energy Corp. and, accordingly, no TRA liabilities currently exist. Future exchanges will result in incremental tax attributes and potential cash tax savings for Zeo Energy Corp. The associated liability for the TRA will be recorded as a decrease to additional paid-in capital in the consolidated statement of changes in stockholders’ deficit. As of December 31,2024, assuming a hypothetical exchange of all outstanding units, the total TRA would be $27.6 million. In accordance with ASC Topic 450, Contingencies, any changes to an existing TRA liability, including changes to the fair value measurement or to re-establish a TRA liability related to prior year exchanges, will be recorded as tax receivable agreement in other income (expense), net in the consolidated statement of operations. Similarly, if utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recorded in the consolidated statement of operations. See Note 14 — Related Party Transactions.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting-Improvements to Reportable Segment Disclosures (Topic 280) (“ASU 2023-07”), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment’s reported profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a material impact on the consolidated financial statements. Refer to Note 19, Segment Reporting.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) — Improvements to income tax disclosures (“ASU 2023-09”), expanding the disclosures requirement for income taxes primarily by requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and adoption of ASU 2023-09 can be applied prospectively or retrospectively. The Company is currently evaluating the impact of this standard.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

NOTE 4 — REVERSE RECAPITALIZATION

As discussed in Note 1, “Organization and Business Operation”, the ESGEN Business Combination was consummated on March 13, 2024, which, for accounting purposes, was treated as the equivalent of Zeo issuing stock for the net assets of ESGEN, accompanied by recapitalization. Under this method of accounting, ESGEN was treated as the acquired company for financial accounting and reporting purposes under US GAAP.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 4 — REVERSE RECAPITALIZATION (cont.)

Transaction Proceeds

Upon closing of the ESGEN Business Combination, the Company received gross proceeds of $17.7 million from the ESGEN Business Combination, offset by total transaction costs and other fees totaling $7.4 million. The following table reconciles the elements of the ESGEN Business Combination to the consolidated statements of cash flows and the consolidated statements of changes in stockholders’ deficit for the period ended December 31, 2024:

Cash-trust and cash, net of redemptions	$2,714,091
Less: transaction costs, promissory note and professional fees, paid	(7,350,088)
Proceeds from Sponsor PIPE Investment	15,000,000
Net proceeds from the ESGEN Business Combination	10,364,003
Less: liabilities assumed	(12,861,808)
Reverse recapitalization, net	$(2,497,805)

The number of shares of Common Stock issued immediately following the consummation of the ESGEN Business Combination was:

	Class V Common Stock	Class A Common Stock
ESGEN Class A common stock, outstanding prior to the ESGEN Business Combination	—	7,027,636
Forfeiture of Class A founder shares	—	(2,900,000)
Less redemptions	—	(1,159,976)
Class A common stock of ESGEN	—	2,967,660
ESGEN Class B common stock, outstanding prior to the ESGEN Business Combination	—	1,280,923
ESGEN Business Combination shares	—	4,248,583
Sunergy Shares	33,730,000	—
Issuance of Class A Shares to third party advisors	—	553,207
Issuance of Class A Shares to backstop investor	—	225,174
Shares issued to sponsor	1,500,000	—
Common Stock immediately after the ESGEN Business Combination	35,230,000	5,026,964

Public and private placement warrants

The 13,800,000 Public Warrants issued at the time of ESGEN’s initial public offering remained outstanding and became warrants for the Company and the 14,040,000 private placement warrants were forfeited.

Redemption

Prior to the closing of the ESGEN Business Combination, certain ESGEN public stockholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,159,976 shares of ESGEN Class A common stock for an aggregate payment from the Trust of $13,336,056.

NOTE 5 — ASSET PURCHASE

Lumio Purchase Agreement

On October 25, 2024, the Company, entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Lumio Holdings, Inc., a Delaware corporation (“Lumio”), and Lumio HX, Inc., a Delaware corporation (together with Lumio, the “Lumio Sellers”), pursuant to which, subject to the terms and conditions set forth in the Asset Purchase

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 5 — ASSET PURCHASE (cont.)

Agreement, the Company agreed to acquire certain assets of the Lumio Sellers on an as-is, where-is basis, including uninstalled residential solar energy contracts, certain inventory, intellectual property and intellectual property rights, equipment, records, and other intangible assets (collectively, the “Assets”), free and clear of any liens other than certain specified liabilities of the Lumio Sellers that are being assumed (collectively, the “Liabilities” and such acquisition of the Assets and assumption of the Liabilities together, the “Transaction”) for a total purchase price of (i) $4 million in cash and (ii) 6,206,897 shares of the Company’s Class A Common Stock, par value $0.0001 (the “Common Stock”), to be paid to LHX Intermediate, LLC, a Delaware limited liability company (“LHX”). The Asset Purchase Agreement contains customary representations, warranties and covenants of the parties for a transaction involving the acquisition of assets from a debtor in bankruptcy, including the condition that the Bankruptcy Court (as defined below) enter an order authorizing and approving the Transaction.

The Lumio Sellers are debtors in a voluntary Chapter 11 case before the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which commenced on September 3, 2024.

The Company evaluated this acquisition under ASC 805, Business Combinations (“ASC 805”). ASC 805 requires that an acquirer determine whether it has acquired a business. If the criteria of ASC 805 are met, a transaction would be accounted for as a business combination and the purchase price is allocated to the respective net assets and liabilities assumed based on their fair values and a determination is made whether any goodwill results from the transaction. In evaluating the criteria outlined by this standard, the Company concluded that the acquired set of assets did not meet the US GAAP definition of a business. The Company did not acquire an assembled workforce nor a substantive process. Therefore, the Company accounted for the purchase as an asset acquisition rather than a business combination, and allocated the total consideration transferred on the date of the acquisition to the assets and liabilities acquired on a relative fair value basis.

The acquisition cost was allocated to the assets acquired as follows:

October 24, 2024
Purchase consideration:
Initial Cash Purchase Price	$4,000,000
Issuance of Stock	8,131,656
Assumed liabilities	1,000,000
Total purchase consideration	$13,131,656

Purchase price allocation:
Accounts receivable	$1,515,824
Inventory	390,219
Fixed assets	416,792
Order backlog	10,808,821
Fair value of net assets acquired	$13,131,656

The Company determined the fair value of the Order Backlog intangible asset by applying the multi-period excess earnings method. The excess earnings valuation method estimates the value of the order backlog equal to the present value of the incremental after-tax cash flows attributable to that order backlog over its remaining economic life. Some of the more significant assumptions utilized in our asset valuations included projected revenues, probability of cancellation, and the discount rate. The fair value using the excess earnings valuation method was determined using an estimated weighted average cost of capital of 15.5%, which reflects the risks inherent in future cash flow projections and represents a rate of return that a market participant would expect for this asset. This fair value measurement was based on significant inputs not observable in the market and thus represent Level 3 fair value measurement. The fair value was then adjusted based on relative fair value as compared to the other assets acquired.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 6 — PROPERTY, EQUIPMENT, AND OTHER FIXED ASSETS

Property, equipment and other fixed assets, net consisted of the following:

	December 31, 2024	December 31, 2023
Internally-developed software	$988,225	$691,745
Furniture	384,368	126,007
Equipment and vehicles	2,477,034	2,220,168
Leasehold improvements	10,000	—
Property and equipment	3,859,627	3,037,920
Accumulated depreciation	(1,383,664)	(748,197)
	$2,475,963	$2,289,723

Depreciation expense related to the Company’s property and equipment was $691,373 and $444,660 for the years ended December 31, 2024, and 2023, respectively, which are included in depreciation and amortization expense on the accompanying consolidated statements of operations.

NOTE 7 — INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets, net as of December 31, 2024 and 2023:

	Weighted Average Useful Life Remaining (in years)	December 31, 2024
		Gross Carrying Amount	Accumulated Amortization	Total
Trade names	—	$3,084,100	$3,084,100	$—
Customer lists	—	496,800	496,800	—
Non-compete	—	224,000	224,000	—
Order backlog	0.6	10,808,821	3,237,665	7,571,156
		$14,613,721	7,042,565	$7,571,156
	Weighted Average Useful Life Remaining (in years)	December 31, 2023
		Gross Carrying Amount	Accumulated Amortization	Total
Trade names	0.8	$3,084,100	$2,313,072	$771,028
Customer lists	—	496,800	496,800	—
Non-compete	—	224,000	224,000	—
		$3,804,900	$3,033,872	$771,028

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. Management has determined there have been no indicators of impairment or change in useful life for the years ended December 31, 2024, and 2023. Amortization expense relating to the Company’s intangible assets was $4,008,693 and $1,298,333 for the years ended December 31, 2024, and 2023, respectively, which is included in depreciation and amortization expenses on the accompanying consolidated statements of operations.

As of December 31, 2024, all of the intangible asset for order backlog will be amortized in 2025.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes accrued expenses and other current liabilities:

	December 31, 2024	December 31, 2023
Accrued payroll	421,825	136,668
Accrued commissions	290,969	856,360
Accrued dealer fees	3,359,101	2,415,966
Accrued interest	84,425	—
Transaction costs	3,208,288	—
Professional fees	383,114	—
Accrued Other	792,466	1,237,371
	$8,540,188	$4,646,365

NOTE 9 — LEASES

The Company leases both office space and warehouse space for its operations. Lease maturities vary from 2 to 5 years. These leases are recorded as operating leases and as such periodic payments (monthly) are expensed according to the period for which payment is made.

Operating lease costs recorded in general and administrative expenses in the consolidated statements of operations were $719,049 and $599,873 for the years ended December 31, 2024, and 2023, respectively.

The Company also leases multiple vehicles for its operations. The leases on vehicles generally have a 5-year term and are recorded as finance leases.

Finance lease costs recorded in depreciation and amortization in the consolidated statements of operations were $136,472 and $98,881 for the years ended December 31, 2024, and 2023, respectively. Finance lease costs recorded in interest expense in the consolidated statements of operations were $52,100 and $44,506 for the years ended December 31, 2024, and 2023, respectively.

The following amounts were recorded in the Company’s consolidated balance sheets relating to its operating and finance lease and other supplemental information:

Other supplemental information:
Weighted average remaining lease term (years)
Operating leases	2.39	2.86
Finance leases	3.28	4.28
Weighted average discount rate
Operating leases	4.97%	4.26%
Finance leases	9.76%	9.75%

The following tables present the maturity of operating and finance lease liabilities as of December 31, 2024:

Operating leases

Years	Operating Leases
2025	636,225
2026	572,098
2027	200,061
2028	58,565
Total lease payments	1,466,949
Less interest	84,135
Present value of lease liabilities	1,382,814

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 9 — LEASES (cont.)

Finance leases

Years	Finance Leases
2025	171,476
2026	171,476
2027	171,476
2028	47,607
Total lease payments	562,035
Less interest	82,764
Present value of lease liabilities	479,271

The Company has deposited security payments related to the facility leases of $80,794 included in the accompanying consolidated balance sheets as other assets.

NOTE 10 — DEBT

Vehicle Loans

The Company has financing arrangements for many of the vehicles in its fleet. The financing includes direct loans for each vehicle being financed. The Company entered into new vehicle financing arrangements totaling $0 and $311,029 for the years ended December 31, 2024, and 2023, respectively. Payments of debt obligations are based on equal monthly payments for 60 months and include interest rates ranging from 4.94% – 11.09%. As of December 31, 2024, the weighted average interest rate on the Company’s short debt obligations was 6.75%. The combined amounts of these financial obligations are included in the consolidated balance sheets as current portion of long-term debt and Long-term debt. The company does not have debt covenants associated with these arrangements.

The following table presents the maturity analysis of the long-term debt as of December 31, 2024:

Years
2025	$291,036
2026	299,254
2027	135,976
2028	61,392
Total debt	787,659
Less current portion	291,036
Long-term debt	$496,623

Notes payable

On December 24, 2024 (the “Issue Date”), the Company, issued a Promissory Note (the “Promissory Note”) to LHX Intermediate LLC (“LHX”), pursuant to which the Company could borrow up to an aggregate principal amount of $4,000,000 (the “Loan”). Subject to the terms and conditions set forth in the Promissory Note, the Loan shall be provided to the Company in three tranches: (i) $2,500,000 upon execution of the Promissory Note (the “Initial Advance”), (ii) $750,000 if the Company achieves the Tranche 2 Milestone within 60 days from the Initial Advance (the “Tranche 2 Advance”) and (iii) $750,000 if the Company achieves the Tranche 3 Milestone within 60 days from the Tranche 2 Advance. “Tranche 2 Milestone” means the submission by the Company to the applicable regulatory bodies at least 340 permits to install solar energy systems sold through the Company’s year-round sales program. “Tranche 3 Milestone” means the completion by the Company of the installation of at least 296 solar energy systems sold through the Company’s year-round sales program.” LHX may also waive any milestone described above and

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 10 — DEBT (cont.)

advance the applicable amounts to the Company. As of December 31, 2024, $2.5 million has been advanced and the balance of $2.4 million, net of debt discount is included in Convertible promissory note on the accompanying Consolidated Balance Sheet.

No interest shall be charged or accrue on the balance outstanding on the loan. The Loan will be repaid in full (the “Repayment”) by issuing to LHX or its designee of a number of the Company’s shares of Class A common stock (“Class A Common Stock”) equal to the quotient of (i) the outstanding and unpaid amount of the Loan, divided by (ii) $1.35 (the “Share Issuance”). The Repayment shall take place immediately following the later of: (x) the day falling on the first anniversary of the Issue Date (or the immediately previous business day) and (y) the date on which the stockholders of the Company approve the Share Issuance. Due to this provision, the Company considered whether the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging.” As the note is not convertible until maturity, no derivative liability was recognized as of December 31, 2024. Based on the Company’s stock price on the date the note was entered into, the computed effective interest rate on the loan is 58%.

In connection with the Promissory Note, on December 24, 2024, LHX entered into a Voting Agreement with the Company and certain stockholders of the Company (the “Voting Agreement”), pursuant to which such stockholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Class A Common Stock and Class V common stock owned by such stockholders (i) in favor of the nomination and appointment of LHX’s designee to the board of directors of the Company (ii) in favor of the issuance by the Company to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein and (iii) in favor of the Share Issuance, when required pursuant to the Promissory Note.

NOTE 11 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

ESGEN Business Combination

The consolidated statements of changes in stockholders’ deficit reflect the reverse recapitalization and ESGEN Business Combination as described in Note 1 — Organization and Business Operation and Note 4 — Reverse Recapitalization. As Sunergy was deemed to be the accounting acquirer in the ESGEN Business Combination, all periods prior to the consummation of the ESGEN Business Combination reflect the balances and activity of Sunergy Renewables, LLC. The consolidated balances as of December 31, 2023 from the financial statements of Sunergy Renewables, LLC as of that date and membership unit activity in the consolidated statements of change in stockholders’ equity, prior to the consummation of the ESGEN Business Combination have not been retroactively adjusted.

Upon consummation of the ESGEN Business Combination, the Company’s capital stock consisted of (i) 3,257,436 shares of Class A Common Stock held by the Sponsor, (ii) 1,026,960 shares of Class A Common Stock issued to public stockholders, net of redemptions as well as certain service providers, (iii) 742,568 shares of Class A Common Stock issued to Sunergy Renewables, LLC initial Stockholders other than Sponsor, (iv) 32,230,000 shares of Class V Common Stock issued to Sun Managers and other prior investors of Sunergy; and (v) 1,500,000 shares of Series A Preferred Stock and 1,500,000 shares of Class V Common Stock issued to Sponsor investors pursuant to the Sponsor PIPE Investment.

Private Placement

As described in Note 1 — Organization and Business Operation, pursuant to the Sponsor Subscription Agreement, at the Closing, a total of 1,500,000 Convertible OpCo Preferred Units (including an equal number of shares of the Company’s Class V Common Stock) were issued to the Sponsor in return for aggregate consideration of $15,000,000.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 11 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

Lock-Up Agreements

Concurrently with the execution of the ESGEN Business Combination Agreement, on April 19, 2023, the Sponsor, ESGEN’s independent directors at the time of its initial public offering (“IPO”) and one or more client accounts of Westwood Group Holdings, Inc. (successor to Salient Capital Advisors, LLC) (the “Westwood Client Accounts” and, together with the Sponsor and certain independent directors of ESGEN, the “Initial Shareholders”), entered into an amendment to that certain Letter Agreement, dated as of October 22, 2021 (the “Letter Agreement”) (and as further amended on January 24, 2024, the “Letter Agreement Amendment”), pursuant to which, among other things, (i) the Initial Shareholders agreed not to transfer his, her or its ESGEN Class B ordinary shares (or the Class A Common Stock) prior to the earlier of (a) six months after the Closing or (b) subsequent to the Closing (A) if the last sale price of the Zeo Class A Common Stock quoted on Nasdaq is greater than or equal to $12 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-consecutive trading day period commencing at least 90 days after Closing, or (B) the date on which Zeo completes a liquidation, merger, share exchange or other similar transaction that results in all of Zeo’s stockholders having the right to exchange their Zeo Class A Common Stock for cash, securities or other property; and (ii) the Initial Shareholders and Sponsor agreed to forfeit an additional 500,000 shares of Zeo Class A Common Stock if, within two years of Closing, the Convertible OpCo Preferred Units are redeemed or converted (with such shares subject to a lock-up for two years after Closing).

On March 13, 2024, concurrently with the Closing, the Sellers entered into the Lock-Up Agreement, pursuant to which each of the Sellers agreed not to transfer its Exchangeable OpCo Units, as defined below, and corresponding shares of Zeo Class V Common Stock received in connection with the ESGEN Business Combination until the earlier of (i) six months after the Closing and (ii) subsequent to the Closing, (a) satisfaction of the Early Lock-Up Termination or (b) the date on which Zeo completes a PubCo Sale (as defined in the Lock-Up Agreement).

Registration Rights

Also concurrent with the Closing, on March 13, 2024, the Sellers, the Initial Shareholders, Piper (the “New PubCo Holders”) and Zeo entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, Zeo will provide the stockholders certain registration rights with respect to certain shares of Class A Common Stock held by them or otherwise issuable to them pursuant to the ESGEN Business Combination Agreement, the OpCo A&R LLC Agreement (as defined below) or the Company’s certificate of incorporation filed on March 13, 2024 (the “Zeo Charter”).

The table below reflects share information about the Company’s capital stock as of December 31, 2024.

	Par Value	Authorized	Issued	Treasury Stock	Outstanding
Class A Common Stock	$0.0001	300,000,000	13,252,964	—	13,252,964
Class V Common Stock	$0.0001	100,000,000	35,230,000	—	35,230,000
Class A convertible preferred units	$0.0001	1,500,000	1,500,000	—	1,500,000
Total shares		401,500,000	49,982,964	—	49,982,964

Class A Common Stock

Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to its Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 11 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

series of Preferred Stock) or under the General Corporation Law of the State of Delaware (the “DGCL”). The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to its Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class V Common Stock. Except as otherwise required in its Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

Class A Common Stockholders have rights to the economics of the Company and to receive dividend distributions, subject to applicable laws and the rights and preferences of holders of Series A Preferred Stock or any other series of stock having preference over or participation rights with Class A Common Stock. In the event of liquidation, dissolution or winding up of the affairs of Company, Class A Common Stock has rights to assets and funds of the Company available for distribution after making provisions for preferential and other amounts to the holders of Series A Preferred Stock or any other series of stock having preference over or participation rights with Class A Common Stock.

LHX Subscription Agreement

On October 25, 2024, the Company and LHX entered into a Subscription Agreement (the “LHX Subscription Agreement”) pursuant to which LHX purchased 1,873,103 shares of Common Stock (the “Shares”) at a purchase price per share of $1.45 for an aggregate purchase price of $2,716,000 (the “Share Purchase”) which is reflected on the statement of changes in stockholders’ deficit and statement of cash flows. Pursuant to the LHX Subscription Agreement, the Company has also (i) appointed one individual designated by LHX to its board of directors (the “Board”) and (ii) filed a registration statement registering the resale of the Shares within 15 days of the Share Purchase and to use reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

Class V Common Stock

Each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record in person or by proxy on all matters which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, each holder has no voting power with respect to, and will not be entitled to vote on, any amendment to its Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL. The holders of the outstanding shares of Class V Common Stock are entitled to vote separately upon any amendment to its Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock. Except as otherwise required in its Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

Class V Common Stockholders do not have rights to the economics of the Company nor to receive dividend distributions, and would not be entitled to receive, with respect to such shares, any assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Class A Convertible Preferred Units (Mezzanine Equity)

The Class A Convertible Preferred Unitholders have no voting rights and only have certain consent rights. However, as outlined above, the Preferred Units were issued in conjunction with Class V Common Stock, which entitle the holders to voting rights. The Class A Convertible Preferred Unitholders are to be paid dividends, quarterly

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 11 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

in arrears at the rate of 10% per annum of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded monthly On each Dividend Payment Date, the Company must: (i) pay the Sponsor an amount equal to 30% of the Preferred Unit Dividends that have accrued for such Dividend Period (or portion of a Dividend Period, as applicable) and (ii) may elect to either (A) pay the remainder of the Preferred Unit Dividends that have accrued for the applicable Dividend Period in cash or (B) to the extent the remaining portion of any such Preferred Unit Dividends are not paid on the Dividend Payment Date in cash, the remaining portion of the Preferred Unit Dividends will continue to accrue and compound, as described above.

Following the first anniversary of the date on which the first Class A Convertible Preferred Unit was issued (the “Class A Convertible Preferred Unit Original Issue Date”) and continuing until the earlier of (A) March 13, 2027, the “Maturity Date,” (B) a Required Redemption (as described in the OpCo A&R LLC Agreement), (C) the date the Sponsor elects for a Put Option Redemption, or (D) a Transaction Event Conversion (as described in the OpCo A&R LLC Agreement), the Sponsor has the option to convert all, but not less than all, of the outstanding Class A Convertible Preferred Units into such number of Class B Units (an “Optional Conversion”) as is determined by dividing the Class A Convertible Preferred Unit Original Issue Price plus the aggregate accumulated and unpaid Class A Convertible Preferred Unit Accruing Dividends with respect to such Class A Convertible Preferred Units, if any, through the date the conversion occurs, by $11.00 (the “Optional Conversion Price”). The Sponsor must elect to convert all, but not less than all, of the outstanding Class A Convertible Preferred Units.

Each Class A Convertible Preferred Unit that is outstanding on the Maturity Date will be converted into such number of Class B Units (a “Maturity Date Conversion”) as is determined by dividing the Class A Convertible Preferred Unit Original Issue Price plus the aggregate accumulated and unpaid Class A Convertible Preferred Unit Accruing Dividends with respect to such Class A Convertible Preferred Units, if any, through and until the Maturity Date, by the Market Price (the “Maturity Date Conversion Price”). The “Market Price” shall mean the average of the daily VWAP of the Class A Common Stock during the five (5) Trading Days prior to the Maturity Date. The “VWAP” means, for any Trading Day, the per share daily volume weighted average price of the Class A Common Stock for such Trading Day on the principal trading exchange or market for the Common Stock (the “Principal Market”) from 9:30 a.m. Eastern Time through 4:00 p.m. Eastern Time (the “Measurement Period”) or, if such price is not available, “VWAP” shall mean the market value per share of Class A Common Stock on such Trading Day as determined, using a volume-weighted average method, by an independent investment banking firm or other similar party chosen by the Company. A “Trading Day” means any days during the course of which the Principal Market on which the Class A Common Stock is listed or admitted to trading is open for the exchange of securities.

If, after the Class A Convertible Preferred Unit Original Issue Date, the Company (i) makes a distribution on its Class B Units in securities (including Class B Units), (ii) subdivides or splits its outstanding Class B Units into a greater number of Class B Units, (iii) combines or reclassifies its Class B Units into a smaller number of Class B Units or (iv) issues by reclassification of its Class B Units any securities (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving person), then the Conversion Price in effect at the time of the record date for such distribution or of the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted so that the Conversion of the Class A Convertible Preferred Units after such time shall entitle the Sponsor to receive the aggregate number of Class B Units that such holder would have been entitled to receive if the Class A Convertible Preferred Units had been converted into Class B Units immediately prior to such record date or effective date, as the case may be. An adjustment made pursuant to the applicable section of the OpCo A&R LLC Agreement shall become effective immediately after the record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving person) or split. Such adjustment shall be made successively whenever any event described above shall occur. The Company and the ESGEN OpCo, LLC, as the case may be, agree that it will act in good faith to make any adjustment(s) required by the applicable sections of the OpCo A&R LLC Agreement equitably and in such a manner as to afford the Sponsor the benefits of the provisions hereof, and will not intentionally take any action to deprive such holders of the express benefit hereof.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 11 — REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY (cont.)

Redemption

The Class A Convertible Preferred Units are redeemable in whole but not in part, at the then-applicable rate of return (” Required Return”), at the option of the Company (subject to the OpCo A&R LLC Agreement), at any time prior to the Maturity Date (a “Required Redemption”), or (ii) if required by the Company upon the Sponsor’s delivery to the Company of a notice in accordance with the Sponsor electing a Put Option Redemption.

Upon the occurrence of a Liquidating Event (as defined in the OpCo A&R LLC Agreement), the Preferred Units will be entitled to distributions as follows:

•        Following the satisfaction of all of the Company’s debts and liabilities to creditors, and the satisfaction of all of the Company’s Liabilities to Members in satisfaction of liabilities for previously declared distributions, the Sponsor is entitled to an amount equal to the then-remaining Required Return with respect to each Preferred Unit then outstanding (the “Liquidation Redemption”).

•        The Sponsor does not participate in further distributions following the receipt of the Required Return (i.e., the Preferred Units are non-participating instruments).Upon any liquidation or deemed liquidation event, the holders of Class A Convertible Preferred Units will be entitled to receive out of the available proceeds, before any distribution is made to holders of Common Stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Class A Common Stock immediately prior to the liquidation event.

The Class A Convertible Preferred Units are carried at their current redemption value of $16,130,871 on the accompany balance sheet as of December 31, 2024.

Redeemable Noncontrolling Interests

As of December 31, 2024, the prior investors of Sunergy own 71.8% of the common units of the Company. The OpCo A&R LLC Agreement provides among other things, a holder of corresponding economic, non-voting Class B units of OpCo (the “Exchangeable OpCo Units”) has the right to cause OpCo to redeem one or more of such Exchangeable OpCo Units, together with the cancellation of an equal number of shares of such holder’s Zeo Class V Common Stock, for shares of Zeo Class A Common Stock on a one-for-one basis, or, at the election of Zeo (as manager of OpCo), cash, in each case, subject to certain restrictions set forth in the OpCo A&R LLC Agreement and the Charter. The OpCo A&R LLC Agreement also provides for mandatory OpCo Unit Redemptions in certain limited circumstances, including in connection with certain changes of control. Subject to certain conditions, the Class A Convertible OpCo Preferred Units are redeemable by Zeo and following the first anniversary of the Closing may be converted by the Sponsor into Exchangeable OpCo Units (and then would be immediately exchanged on a one-for-one basis, together with an equal number of accompanying shares of Zeo Class V Common Stock, for shares Zeo Class A Common Stock). The Convertible OpCo Preferred Units have accruing distributions of 10% per annum and the Sponsor as holder thereof has certain consent rights over the taking of certain actions of OpCo and its subsidiaries.

The financial results of OpCo, LLC are consolidated with the Company with the redeemable noncontrolling interests’ share of our net loss separately allocated.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 12 — STOCK-BASED COMPENSATION

2024 Omnibus Incentive Plan

On March 6, 2024, the shareholders of ESGEN approved the Zeo Energy Corp. 2024 Omnibus Incentive Equity Plan (the “Incentive Plan”), which became effective upon the Closing. 3,220,400 of the outstanding shares of Class A Common Stock of the Company (the “Plan Share Reserve”) shall be available for awards under the Incentive Plan. Each Award granted under the Plan will reduce the Plan Share Reserve by the number of shares of Common Stock underlying the Award. Notwithstanding the foregoing, the Plan Share Reserve shall be automatically increased on the first day of the 2025 fiscal year through the 2029 fiscal year by a number of shares of Common Stock equal to the lesser of (i) the positive difference, if any, between 2% of the then-outstanding shares of Common Stock on the last day of the immediately preceding fiscal year, and (ii) a lower number of shares of Common Stock as may be determined by the Board.

The purpose of the Incentive Plan is to provide a means through which the Company and the other members of the Company and its subsidiaries (the “Company Group”) may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

On the Closing Date the Company entered into an Executive Employment Agreement with the Company’s CEO. In addition to the CEO’s annual salary and cash bonus, the CEO became eligible to receive certain grants of vested shares under the Incentive Plan as follows:

•        50,000 vested shares to be granted on the date that is 12 months after the Closing Date.

•        50,000 vested shares to be granted on the date that is 24 months after the Closing Date.; and

•        50,000 vested shares to be granted on the date that is 35 months after the after the Closing Date.

The Company determined the grant date fair value per share was $6.97, a Level 1 measurement, by reference to the publicly traded stock price on March 13, 2024.

Further, if, within three (3) years of the effective date of the Closing, (i) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $7.50 for 20 or more days of any consecutive 30-day period, then the CEO will be granted vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the Company, (ii) the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $12.50 for 20 or more days of any consecutive 30-day period, then the CEO will be granted additional vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the Company, (iii) and the volume-weighted average price of shares of the publicly traded stock of the Company exceeds $15.00 for 20 or more days of any consecutive 30-day period, then the CEO will be granted additional vested equity from the Incentive Plan equal to 1% of the total issued and outstanding capital stock of the Company.

The per unit fair value and derived service period for each Tranche of Performance Based Executive Shares is included in the Valuation of Performance-based Equity Bonus Awards as of March 13, 2024, as follows:

3/13/2024
Stock price	$6.97
Tranche 1 hurdle price	$7.50
Tranche 2 hurdle price	$12.50
Tranche 3 hurdle price	$15.00
Risk-free rate	4.28%
Volatility	55.00%

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 12 — STOCK-BASED COMPENSATION (cont.)

The per unit fair value and derived service period for each Tranche of Performance Based Executive Shares is included in the Valuation of Performance-based Equity Bonus Awards as of March 13, 2024, as follows:

Fair Value Summary	Tranche 1	Tranche 2	Tranche 3
Tranche per unit fair value	$5.96	$4.53	$3.82
Stock price on valuation date	$6.97	$6.97	$6.97
Derived service period	0.35 years	1.19 years	1.47 years

During the year ended December 31, 2024, $7,951,248, respectively, of equity compensation expense was recognized for these awards, as well as 375,000 and 120,707 awards issued to salespeople and vendors, respectively, at the close of the ESGEN Business Combination based on the fair value of the stock on that date. As of December 31, 2024, an unrecognized compensation expense of $2,059,288 was determined and is expected to be recognized over the remaining 2.5 years.

NOTE 13 — WARRANT LIABILITIES

As part of ESGEN’s IPO, as defined in Note 11, ESGEN issued warrants to third-party investors where each whole warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $11.50 per share. Simultaneously with the closing of the IPO, ESGEN completed the private sale of warrants where each warrant allows the holder to purchase one share of the Company’s Class A Common Stock at $11.50 per share. Upon the closing of the ESGEN Business Combination the 14,040,000 Private Warrants were forfeited. As of December 31, 2024, there are 13,800,000 Public Warrants and no private placement warrants outstanding.

These warrants expire on the fifth anniversary of the ESGEN Business Combination or earlier upon redemption or liquidation and are exercisable commencing 30 days after the ESGEN Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

The Public Warrants are recognized as derivative liabilities in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). Accordingly, the Company recognized the warrant instruments as liabilities at fair value as of the Closing Date, with an offsetting entry to additional paid-in capital and adjusts the carrying value of the instruments to fair value through other income (expense) on the consolidated statements of operations at each reporting period until they are exercised. As of December 31, 2024, the Public Warrants are presented as warrant liabilities on the accompanying consolidated balance sheets.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 14 — RELATED PARTY TRANSACTIONS

There was one operating lease with a related party, which expired by December 31, 2024 and was not renewed. Operating lease cost relating to this lease was $15,009 and $28,880 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the related party operating lease ROU asset was $0 and $75,378, respectively, and the related party operating lease liability was $0 and $58,134, respectively.

In 2023, some of the Company’s customers financed their obligations with a related party, Solar Leasing, whose CEO is also the CEO of the Company. These arrangements are similar to those with other third-party lenders. As such, Solar Leasing deducts their financing fees and remits the net amount to the Company. For the years ended December 31, 2024, and 2023, the Company recognized $22,156,018 and $15,464,852 of revenue, net of financing fees of $8,246,532 and $6,851,232, respectively, from these arrangements. As of December 31, 2024, and 2023, the Company had $191,662 and $396,488 of accounts receivable, $3,359,101 and $2,415,966 of accrued expenses and $2,000 and $1,160,848 of contract liabilities due to related parties relating to these arrangements, respectively.

On December 24, 2024, the Company entered into a Promissory Note with LHX (See Note 10). LHX owns 14.1% of the Company’s Class A Common Stock.

During the year ended December 31, 2024, Solar Leasing performed a fair-market-value assessment of its lease assets. As a result, Solar Leasing paid a discretionary rebate to the Company of $3,000,000 based on the excess of fair-market-value over the carrying value of its assets, primarily to optimize certain tax positions for its owners. The Company agreed to transfer the received rebate to White Horse Energy, LC (“White Horse Energy”), a entity wholly owned by the Company’s CEO, in the form of convertible debt. Additionally, the Company guarantees the outstanding indebtedness of Solar Leasing (approximately $10 million) which results in the Company having a variable interest in Solar Leasing. The Company determined it was not the primary beneficiary as defined in ASC 810-10-25-38A. Although the Company’s CEO, wholly owns White Horse Energy, the Company does not have any control over White Horse Energy or Solar Leasing, nor any obligation to absorb losses from Solar leasing. Based on the Company’s reassessment, the flow of funds resulting from the discretionary rebate does not transfer control or economic exposure to the Company in a manner that would require consolidation under ASC 810-10. White Horse Energy remains the primary beneficiary, and no changes to the Company’s financial statement presentation are required. The $3,000,000 convertible note is recorded as a Related Party Note Receivable on the consolidated balance sheet as of December 31, 2024. The balances relating to Solar Leasing are reflected as related party balances in the accompany consolidated financial statements.

As described in Note 3, Zeo Energy Corp. entered into the TRA with the TRA Holders. As of December 31, 2024, the Company has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets. As of December 31, 2024, assuming a hypothetical exchange of all outstanding units, the total TRA would be $27.6 million. If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its consolidated statements of operations.

On August 27, 2024, the Company entered into a guarantee for a Business Loan Agreement (Loan) between Solar Leasing I, LLC and a bank. The Loan is for up to $10,000,000. At 12/31/2024, Solar Leasing I, LLC had an outstanding loan balance of $3,460,840. This Loan is also personally guaranteed by the Company’s CEO and manager of Solar Leasing I, LLC, Tim Bridgewater.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 15 — FAIR VALUE MEASUREMENTS

Items Measured at Fair Value on a Recurring Basis:

The Company accounts for certain liabilities at fair value on a recurring basis and classifies these liabilities within the fair value hierarchy (Level 1, Level 2, or Level 3).

Liabilities subject to fair value measurements are as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$1,449,000	$—	$—	$1,449,000

The Company’s Public Warrants are traded on the Nasdaq. As such, the Warrant valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The fair value of the Warrant liabilities is classified within Level 1 of the fair value hierarchy. There were no warrant liabilities as of December 31, 2023.

NOTE 16 — NET LOSS PER SHARE

Basic net loss per share of Class A common stock is computed by dividing net loss attributable to Class A common stockholders from March 13, 2024, or the Closing Date, to December 31, 2024, by the weighted-average number of shares of Class A common stock outstanding for the same periods.

Diluted net loss per share is the same as basic net loss per share as the inclusion of potentially issuable shares that would be anti-dilutive.

Prior to the ESGEN Business Combination, the membership structure of Sunergy Renewables, LLC included membership units. In conjunction with the closing of the ESGEN Business Combination, the Company effectuated a recapitalization whereby all membership units were converted to common units of OpCo and the Company implemented a revised class structure including Class A Common Stock having one vote per share and economic rights, and Class V Common Stock having one vote per share and no economic rights. Shares of the Company’s Class V Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. The basic and diluted net income per share for the year ended December 31, 2024 represents only the period of March 13, 2024 to December 31, 2024.

The following table presents the computation of the basic and diluted income per share of Class A Common Stock for the period of March 13, 2024 (the Closing Date) to December 31, 2024:

Year ended December 31, 2024
Numerator
Net income attributable to Class A common shareholders	$(2,668,889)
Denominator
Basic and diluted weighted-average shares of Class A common stock outstanding	5,546,925

Net income per share of Class A common stock – basic and diluted	$(0.48)

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 16 — NET LOSS PER SHARE (cont.)

The following table presents potentially dilutive securities, as of the end of the period, excluded from the computation of diluted net earnings per share of Class A Common Stock.

Year ended December 31, 2024
Warrants(1)	13,800,000
Series A Preferred Stock(2)	1,500,000
Convertible promissory notes(3)	1,851,852

____________

(1)      Represents number of instruments outstanding at the end of the period that were evaluated under the treasury stock method for potentially dilutive effects and were determined to be anti-dilutive.

(2)      Represents number of Preferred Units outstanding at the end of the period that were excluded using the if-converted method.

(3)      Represents number of shares that would be issued to settle the convertible promissory note as of the end of the period

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Workmanship and Warranties

The Company typically warrants solar energy systems sold to customers for periods of one to ten years against defects in design and workmanship, and that installations will remain watertight.

The manufacturers’ warranties on the solar energy system components, which are typically passed through to the customers, typically have product warranty periods of 10 to 20 years and a limited performance warranty period of 25 years. As of December 31, 2024, and 2023, the Company did not record a warranty reserve as the historical costs incurred that the Company is required to pay have not been significant or indicative of the Company performing warranty work in the future. The Company, at its discretion, may provide certain reimbursements to customers if certain solar equipment is not operating as intended during future periods.

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

Accrual for Probable Loss Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. A liability is recorded for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with loss contingencies are expensed as incurred.

NOTE 18 — INCOME TAXES

Prior to the close of the ESGEN Business Combination, the Company’s financial reporting predecessor, Sunergy Renewables, LLC, was treated as a pass-through entity for tax purposes and no provision was recorded. As of the date of the ESGEN Business Combination (March 2024), the operations of the Company ceased to be taxed as an partnership resulting in a change in tax status for federal and state income tax purposes. This change in tax status requires immediate recognition of any deferred tax assets or liabilities as of the transaction date as the Company will now be directly liable for income taxes. The recognition of these initial deferred balances, if any, would be recorded as an additional tax expense in the period of the transaction. In addition, the Company will accrue current and deferred tax expense based on ongoing activity from that date.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 18 — INCOME TAXES (cont.)

The components of the provision (benefit) for income taxes were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Current:
Federal	$—	—
State and local	8,900	—
Total current provision	8,900	—
Deferred:
Federal	$(814,350)	$—
State and local	(183,352)	—
Total deferred benefit	(997,702)
Total benefit	(988,802)	—

The effective tax rate differs from the statutory tax rates as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Tax at statutory federal rate	21.00%	—%
State income taxes, less federal income tax benefits	1.6%	—%
Investment in Sunergy Renewables, LLC	(0.5)%	—%
Noncontrolling interest in Sunergy Renewables, LLC	(12.1)%	—%
Income attributable to Sunergy Renewables prior to ESGEN Business Combination	(1.0)%	—%
Other	0.1%	—%
Provision for income taxes	9.1%	—%

Deferred income tax assets and liabilities result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carryforwards.

The components of the deferred income tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating losses and tax credit carry-forward	$190,907	$—
Accrued stock compensation	198,575	—
Accrued liabilities	268,766	—
Other	3,656	—
Gross deferred tax asset	$661,904	$—
Less valuation allowance	—	—
Net deferred tax asset	$661,904	$—
Deferred tax liabilities:
Goodwill	(423,413)	—
Total deferred tax liability	$(423,413)	$—
Net deferred tax asset	$238,491	$—

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 18 — INCOME TAXES (cont.)

The net deferred tax asset as of December 31, 2024 is included in other assets in the accompanying consolidated balance sheet.

As of December 31, 2024, the Company had federal NOL of approximately $0.7 million, and state NOL carryforwards of approximately $0.9 million. As of December 31, 2024, the Company had NOL carryforwards of approximately $0 million. The federal NOL carryforwards generated in the tax years 2024 will never expire and the state NOL carryforwards have varying expiration dates based on the jurisdiction. Utilization of the NOL carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar provisions.

ASC 740, Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, has determined it is more likely than not that the Company will be able to recognize the benefits of its net deferred tax assets. At December 31, 2023, the Company did not record a valuation allowance as there were not any deferred tax assets recorded as the Company is taxed as a partnership.

There was an increase in deferred tax assets of $238,491 which resulted in $997,702 thousand of deferred tax benefit and an offsetting $759,211 recorded in additional paid-in-capital. The total net deferred tax asset of $238,491 includes $423,413 deferred tax liability as a result of the Business Combination. The excess of the Company’s book carrying value in its investment in OpCo over its tax basis in this investment resulted in a deferred tax liability, with an offsetting effect recorded to deferred income tax expense of $335,798 and additional paid-in-capital of $759,211.

The Company recognizes interest accrued to unrecognized tax benefits and penalties as income tax expense. There were no penalties or interest accrued as of, nor recognized during the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023, the Company has not recorded an amount of gross unrecognized tax benefits for uncertain tax positions for the current or prior year planned tax filing positions. No unrecognized tax benefits are applicable for prior periods.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction.

The Company has no open tax audits with any taxing authority as of December 31, 2024.

The Company actively monitors domestic and global tax law changes to account for the effects in the period the legislation is enacted, as applicable.

NOTE 19 — SEGMENT REPORTING

The Company has one operating segment and one reportable segment, the business of sales and installation of solar panel technology to individual households within the United States. The Company’s chief operating decision-maker (“CODM”) is our chief executive officer. Our CODM reviews and evaluates consolidated net income (loss) for purposes of evaluating financial performance, making operating decisions, allocating resources, and planning and forecasting for future periods.

All the Company’s long-lived assets and revenues are maintained in the U.S. Refer to Note 3 for further information on revenues.

ZEO ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 19 — SEGMENT REPORTING (cont.)

The following presents the significant financial information with respect to the Company’s reportable segment for the years ended December 31, 2024 and 2023 (in thousands):

	Year ended December 31,
	2024	2023
Total revenue	$73,244,083	$109,691,001
Less: Cost of goods sold (exclusive of depreciation and amortization shown below):
Direct labor	9,857,796	13,488,173
Materials	23,730,300	40,830,481
Other	4,433,423	5,118,020
Less: Cost of goods sold (exclusive of depreciation and amortization shown below):	38,021,519	59,436,674
Less: Depreciation and amortization related to Cost of goods sold	827,848	444,663
Gross Profit	$34,394,716	$49,809,664

Depreciation and amortization	4,008,690	1,397,211
Commissions expense	15,827,850	28,679,176
Sales and marketing (exclusive of Commissions expense above)	3,759,223	1,644,883
General and administrative	21,628,724	12,949,067
Other expense, net	(233,151)	183,401
Change in fair value of warrant liabilities	(69,000)	—
Interest expense	333,539	110,857

Net (loss) income before taxes	(10,861,159)	4,845,069
Income tax benefit	988,802	—
Net (loss) income	(9,872,357)	4,845,069

NOTE 20 — SUBSEQUENT EVENTS

On April 17, 2025, the Company received a notice (the “Notice”) from Nasdaq notifying the Company that it is not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (“Fiscal Year 2024 10-K”) was not filed with the Securities and Exchange Commission (the “SEC”) by the required due date of March 31, 2025. This Notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s shares. Nasdaq has provided the Company with 60 calendar days, until Sunday, June 16, 2025, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception until October 13, 2025 to regain compliance with the Nasdaq Listing Rules.

In the disclosure on “Concentration of credit risk” found in Note 3 — Summary of Significant Accounting Policies, the company identified that two customers exceeded 10% of accounts receivable. As of the date of this report, one of those customers has not made payment towards those accounts receivable and may pose a credit risk of $2,306,096.

Heliogen, Inc.
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	March 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	$30,064	$36,949
Short-term restricted cash	—	500
Receivables, net	179	764
Prepaid and other current assets	1,160	865
Total current assets	31,403	39,078
Operating lease right-of-use assets	146	2,831
Property, plant and equipment, net	137	315
Long-term restricted cash	—	1,000
Other long-term assets	998	1,066
Total assets	$32,684	$44,290
LIABILITIES AND STOCKHOLDERS’ EQUITY
Trade payables	$1,170	$1,450
Accrued expenses and other current liabilities	7,401	11,164
Total current liabilities	8,571	12,614
Operating lease liabilities, non-current	730	2,314
Other long-term liabilities	354	344
Total liabilities	9,655	15,272
Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized and no shares outstanding as of March 31, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized; 6,116,752 and 6,096,084 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	435,556	435,159
Accumulated other comprehensive loss	(538)	(511)
Accumulated deficit	(411,990)	(405,631)
Total stockholders’ equity	23,029	29,018
Total liabilities and stockholders’ equity	$32,684	$44,290

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Operations
($ in thousands, except per share and share data)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Revenue:
Services revenue	$—	$954
Grant revenue	—	574
Total revenue	—	1,528
Cost of revenue:
Cost of services revenue (including depreciation)	—	903
Cost of grant revenue	—	574
Total cost of revenue	—	1,477
Gross profit	—	51

Operating expenses:
Selling, general and administrative	4,638	12,355
Research and development	1,088	3,791
Impairment and other charges	1,155	32
Total operating expenses	6,881	16,178
Operating loss	(6,881)	(16,127)

Interest income	300	683
Loss on warrant remeasurement	(3)	(24)
Other income, net	227	245
Net loss before taxes	(6,357)	(15,223)
Provision for income taxes	(2)	(2)
Net loss	$(6,359)	$(15,225)

Loss per share:
Loss per share – Basic and Diluted	$(1.03)	$(2.53)
Weighted-average number of shares outstanding – Basic and Diluted	6,170,087	6,020,992

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Comprehensive Loss
($ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Net loss	$(6,359)	$(15,225)
Other comprehensive loss, net of taxes:
Unrealized gains on available-for-sale securities	—	1
Cumulative translation adjustment	(27)	(2)
Total other comprehensive loss, net of taxes	(27)	(1)
Comprehensive loss	$(6,386)	$(15,226)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
($ in thousands, except share data)
(Unaudited)

	Three Months Ended March 31, 2025
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2024	6,096,084	$1	$435,159	$(511)	$(405,631)	$29,018
Net loss	—	—	—	—	(6,359)	(6,359)
Other comprehensive loss	—	—	—	(27)	—	(27)
Share-based compensation	—	—	406	—	—	406
Vesting of restricted stock units	31,205	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	(10,537)	—	(9)	—	—	(9)
Balance as of March 31, 2025	6,116,752	$1	$435,556	$(538)	$(411,990)	$23,029
	Three Months Ended March 31, 2024
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2023	5,946,315	$1	$430,678	$(516)	$(438,178)	$(8,015)
Net loss	—	—	—	—	(15,225)	(15,225)
Other comprehensive loss	—	—	—	(1)	—	(1)
Share-based compensation	—	—	1,286	—	—	1,286
Vesting of restricted stock units	35,382	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	(11,324)	—	(17)	—	—	(17)
Vesting of warrants issued in connection with customer agreements	—	—	51	—	—	51
Balance as of March 31, 2024	5,970,373	$1	$431,998	$(517)	$(453,403)	$(21,921)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Cash Flows
($ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,359)	$(15,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	24	446
Impairment charges	861	—
Share-based compensation	406	1,286
Change in fair value of warrants	3	24
Deferred income taxes	2	2
Non-cash operating lease expense	330	458
Other non-cash operating activities	(375)	(119)
Changes in assets and liabilities:
Receivables, net	529	(1,331)
Inventories, net	—	133
Prepaid and other current assets	(307)	(1,147)
Trade payables and accrued liabilities	(3,236)	135
Contract liabilities	—	1,308
Change in contract loss provisions, net	—	(824)
Other non-current assets and liabilities	(308)	541
Net cash used in operating activities	(8,430)	(14,313)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(150)
Proceeds from sale of property, plant and equipment	54	—
Maturities of available-for-sale securities	—	10,000
Net cash provided by investing activities	54	9,850

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment related to taxes for net-share settlement of share-based compensation	(9)	(17)
Net cash used in financing activities	(9)	(17)
Decrease in cash, cash equivalents and restricted cash	(8,385)	(4,480)
Cash, cash equivalents and restricted cash at the beginning of the period	38,449	64,215
Cash, cash equivalents and restricted cash at the end of the period	$30,064	$59,735

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$30,064	$58,235
Short-term restricted cash	—	500
Long-term restricted cash	—	1,000
Total cash, cash equivalents and restricted cash	$30,064	$59,735

Non-cash investing and financing activities:
Fair value of Project Warrants recognized in equity	$—	$51
Capital expenditures incurred but not yet paid	$—	$65

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 1 — Organization and Basis of Presentation

Background

Heliogen, Inc. and its subsidiaries (collectively, “Heliogen” or the “Company”), is a renewable energy technology company focused on delivering round-the-clock, low-carbon energy production, using concentrated sunlight and thermal energy storage to deliver cost-effective, load-following, high-capacity factor thermal and electric energy. Unless otherwise indicated or the context requires otherwise, references in our unaudited consolidated financial statements to “we,” “us,” or “our” and similar expressions refer to Heliogen.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, these unaudited consolidated financial statements do not include all information or notes required by GAAP for annual financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for fair statement.

The results reported in these unaudited consolidated financial statements are not necessarily indicative of the results that may be reported for the entire year. These unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2024 (our “Annual Report”), filed with the Securities and Exchange Commission on March 27, 2025.

Certain immaterial prior period amounts, such as severance costs, have been reclassified to conform to current period presentation. These changes did not have a material impact on our financial position or results of operations.

Liquidity and Going Concern

These financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

As of March 31, 2025, the Company had liquidity of $30.1 million, consisting of cash and cash equivalents and no debt. During the three months ended March 31, 2025, the Company incurred a net loss of $6.4 million and used cash in operations of $8.4 million. The Company expects to continue to generate operating losses and have significant cash outflows from operating activities for at least the next few years. Based on these factors, the Company anticipates that it may not have sufficient resources to fund its cash obligations for the next 12 months after the issuance date of the unaudited consolidated financial statements, which raises substantial doubt about the Company’s ability to continue as a going concern. The Company has evaluated the conditions discussed above and is taking various steps in an effort, to alleviate them, including the following actions.

In the second quarter of 2024, the Company made the strategic decision to implement a targeted plan, which included a workforce reduction, the closing of the Company’s manufacturing facility in Long Beach, California, (the “Manufacturing Facility”) and a reduction in third-party costs. In February 2025, we terminated the lease for the Manufacturing Facility. These actions were intended to further reduce structural costs and operating expenses and better align the Company’s operating structure for commercialization with a technology-centric business model, as the Company continued to explore and evaluate strategic alternatives with its third-party financial advisor.

In the fourth quarter of 2024, in an effort to conserve cash and in light of the shifting landscape following the United States (“U.S.”) presidential election, the Company made the decision to halt construction of the steam plant in Plains, Texas (the “Texas Steam Plant”) and close its research and development (“R&D”) facility in

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 1 — Organization and Basis of Presentation (cont.)

Lancaster, California. Furthermore, in December 2024, after completing value engineering for the next phase of the commercial-scale concentrated solar energy facility to be built in Mojave, California (the “Capella Project”), Heliogen and Woodside Energy USA Inc. (“Woodside”) decided not to pursue construction of the facility due to escalated costs.

The Company is continuing to explore additional cost saving opportunities, while also engaging with a financial advisor to explore and evaluate strategic transactions, which could include, among other things, acquisitions, divestitures, a merger or sale and partnerships. No assurance can be given that any future strategic transactions will be completed on terms that are satisfactory to the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our unaudited consolidated financial statements and the accompanying notes. Despite our intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from such estimates and assumptions.

Note 2 — Revenue

Disaggregated Revenue

The following table provides information about disaggregated revenue:

	Three Months Ended March 31,
$ in thousands	2025	2024
Project revenue	$—	$533
Engineering services revenue	—	421
Total services revenue	—	954
Grant revenue	—	574
Total revenue	$—	$1,528

During the three months ended March 31, 2025, the Company did not recognize any revenue or cost of revenue, as it did not have any active revenue generating projects at the time. The Company continues to undergo a significant transition as it prioritizes commercial deployment of its energy solutions with a technology-centric business model.

Services Revenue

Project revenue recognized during the three months ended March 31, 2024 was associated with a commercial-scale demonstration agreement (“CSDA”) the Company entered into with Woodside in March 2022 for the Capella Project. In the fourth quarter of 2024, after completing value engineering for the next phase of the Capella Project, Heliogen and Woodside decided not to pursue construction of the facility due to escalated costs. Effective December 2024, the CSDA was terminated and the Capella Project was canceled. At that time the Company had no remaining performance obligations under the CSDA.

Engineering services revenue recognized during the three months ended March 31, 2024 was associated with engineering studies and projects in the U.S. and Europe.

Grant Revenue

Grant revenue recognized during the three months ended March 31, 2024 was for costs incurred during the period to support the Capella Project that were reimbursable under an award received from the U.S. Department of Energy (the “DOE Award”). Effective December 2024, the Capella Project was canceled and as a result, the Company began the process to close out the DOE Award, which is still underway as of March 31, 2025.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 2 — Revenue (cont.)

Contract Estimates

No provision for contract losses was recognized during the three months ended March 31, 2024. We amortized $0.8 million during the three months ended March 31, 2024 of the previously recognized contract loss provisions as a reduction to cost of services revenue incurred during the periods based on percentages of completion.

Performance Obligations

Revenue recognized under contracts with customers, which excludes amounts to be received from government grants, relates solely to the performance obligations satisfied during the three months ended March 31, 2024 with no revenue recognized from performance obligations satisfied in prior periods. As of March 31, 2025, we had no outstanding performance obligations.

Receivables

Receivables consisted of the following:

$ in thousands	March 31, 2025	December 31, 2024
Trade receivables	$745	$737
Grant receivables:
Billed	—	151
Unbilled	—	377
Total grant receivables	—	528
Other receivables	179	215
Total receivables	924	1,480
Allowance for credit losses	(745)	(716)
Total receivables, net	$179	$764

Customer Concentrations

The following table shows the customers, including governmental entities, who accounted for greater than 10% of our total revenue:

	Three Months Ended March 31,
	2025	2024
Customer A	—%	57%
Customer B	—%	38%

The following table shows the customers, including governmental entities, who accounted for greater than 10% of our total receivables:

	March 31, 2025	December 31, 2024
Customer B	—%	69%

Note 3 — Warrants

Public Warrants and Private Warrants

The Company’s warrant liabilities as of March 31, 2025 include public warrants (the “Public Warrants”) and private placement warrants (the “Private Warrants,” and together with the Public Warrants, the “Public and Private Warrants”). The Public Warrants and Private Warrants permit warrant holders to purchase in the aggregate

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 3 — Warrants (cont.)

238,095 shares and 6,667 shares, respectively, of the Company’s common stock at an exercise price of $402.50 per share. The Public and Private Warrants became exercisable on March 18, 2022 and expire on December 30, 2026, or earlier upon redemption or liquidation. The Public and Private Warrants are recorded as liabilities on the consolidated balance sheets and measured at fair value at each reporting date, with the change in fair value included in gain (loss) on warrant remeasurement on the consolidated statements of operations.

The Company’s Public and Private Warrants are measured at fair value on a recurring basis summarized in the following table by fair value measurement level:

$ in thousands	Level	March 31, 2025	December 31, 2024
Liabilities:
Public Warrants(1)	1	$37	$34
Private Warrants(1)	2	1	1

____________

(1)      Included in other long-term liabilities on the consolidated balance sheets.

Private Warrants.    The fair value of the Private Warrants approximates the fair value of the Public Warrants due to the existence of similar redemption provisions. As a result, the Company has determined that the fair value of the Private Warrants at a specific date would be similar to that of the Public Warrants, and thus the fair value is determined by using the closing price of the Public Warrants, which was $0.004 as of March 31, 2025.

Project Warrants

In connection with the execution of the CSDA with Woodside in March 2022, the Company issued warrants permitting Woodside to purchase 26,068 shares of the Company’s common stock at an exercise price of $0.35 per share (the “Project Warrants”). The Project Warrants expire upon the earlier of a change of control of the Company or March 28, 2027 and vest pro rata with certain payments required to be made by Woodside under the CSDA. The fair value of the Project Warrants upon issuance was $173.60 per warrant based on the closing price of the Company’s common stock on March 28, 2022, less the exercise price. The Project Warrants are recorded as equity on the consolidated balance sheets.

The Company recognizes additional paid-in capital related to the Project Warrants to reflect the attribution of the Project Warrants’ fair value in a manner similar to revenue recognized under the CSDA. In December 2024, the CSDA was terminated and as a result, vesting of the Project Warrants ceased. During the three months ended March 31, 2024, $0.1 million was recognized as additional paid-in capital related to the vesting of Project Warrants. As of March 31, 2025, vested Project Warrants were exercisable for 15,168 shares of the Company’s common stock.

Collaboration Warrants

In connection with the execution of a collaboration agreement (the “Collaboration Agreement”) with Woodside in March 2022, the Company issued warrants permitting Woodside to purchase 104,275 shares of the Company’s common stock at an exercise price of $0.35 per share (the “Collaboration Warrants”). Under the Collaboration Agreement, Woodside will assist us in defining product offerings that use our modular technology for potential customers. The Collaboration Warrants expire upon the earlier of a change of control of the Company or March 28, 2027. Of these warrants, (i) half of the warrants vested immediately upon execution of the Collaboration Agreement, to purchase 52,138 shares of the Company’s common stock and (ii) the remaining warrants will vest based on certain specified performance goals under the Collaboration Agreement. The fair value of the Collaboration Warrants upon issuance was $173.60 per warrant based on the closing price of the Company’s common stock on March 28, 2022, less the exercise price. The Collaboration Warrants are recorded as equity on the consolidated balance sheets.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 4 — Property, Plant and Equipment

Major classes of property, plant and equipment, consisted of the following:

$ in thousands	Estimated Useful Lives in Years	March 31, 2025	December 31, 2024
Leasehold improvements	5 – 7	$36	$36
Computer equipment	2 – 3	2,003	2,019
Machinery, vehicles and other equipment	5 – 7	185	504
Furniture and fixtures	2	174	321
Total property, plant and equipment		2,398	2,880
Accumulated depreciation		(2,261)	(2,565)
Total property, plant and equipment, net		$137	$315

Depreciation expense for property, plant and equipment was $24 thousand and $0.4 million for the three months ended March 31, 2025 and 2024, respectively, and is recorded in selling, general and administrative (“SG&A”) expense with a portion allocated to cost of services revenue.

Asset Sales

During the second quarter of 2024, we began to sell assets, which were primarily located at our Manufacturing Facility as a result of the decision to close the facility. During the three months ended March 31, 2025, we received $54 thousand in proceeds from the sale of property, plant and equipment and recognized a loss of $0.1 million from disposal of assets, which is recorded in SG&A expense.

Note 5 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

$ in thousands	March 31, 2025	December 31, 2024
Payroll and other employee benefits	$506	$1,431
Professional fees	477	1,116
Research, development and project costs	5,053	5,616
Operating lease liabilities, current portion	974	2,550
Other accrued expenses	391	451
Total accrued expenses and other current liabilities	$7,401	$11,164

Note 6 — Leases

The Company has operating leases, primarily for real estate. There are no material residual value guarantees associated with any of the Company’s operating leases.

Pasadena, California.    On May 23, 2021, we executed a seven-year lease for office space in Pasadena, California (the “Pasadena Office Lease”). The Pasadena Office Lease includes an early termination option at no cost, which we intend to exercise on May 31, 2026. During the three months ended March 31, 2025, we performed an impairment assessment of our Pasadena Office Lease due to continued workforce reductions and a decline in the market for subleases as the lease termination nears. We determined that the carrying value of the Pasadena Office Lease exceeded the fair value of the respective remaining lease term and recorded a right-of-use asset impairment of $0.9 million, which is included in impairment and other charges on our consolidated statements of operations.

Long Beach, California.    Effective July 27, 2021, we executed a lease for manufacturing space in Long Beach, California (the “Long Beach Lease”) for five years. As security for the Company’s faithful performance of its obligations under the Long Beach Lease, a commercial bank issued an unconditional and irrevocable $1.5 million

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 6 — Leases (cont.)

standby letter of credit payable to the lessor. Effective February 18, 2025, we executed a lease termination agreement for the Long Beach Lease, which resulted in a one-time termination fee of $0.8 million. In connection with the lease termination, the Company removed the remaining $1.5 million right-of-use asset and $2.8 million operating lease liabilities for the Long Beach Lease, and recognized a gain on termination of lease of $0.5 million. Further, pursuant to the terms of the lease termination, the cash collateralized $1.5 million standby letter of credit was released to the Company in March 2025.

The following table provides information on the amounts of our right-of-use assets and liabilities included on our consolidated balances sheets:

$ in thousands	Financial Statement Line	March 31, 2025	December 31, 2024
Operating lease right-of-use assets	Operating lease right-of-use assets	$146	$2,831
Operating lease liabilities, current	Accrued expenses and other current liabilities	974	2,550
Operating lease liabilities, non-current	Operating lease liabilities, non-current	730	2,314

The weighted-average remaining lease terms and discount rates for the Company’s operating leases were as follows:

	March 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)	3.5	2.5
Weighted-average discount rate	10.5%	8.4%

The following table summarizes the supplemental cash flow information related to leases:

	Three Months Ended March 31,
$ in thousands	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$441	$690
Right-of-use assets obtained in exchange for new operating lease liabilities	—	132
Right-of-use assets removed upon lease termination	1,494	—

As of March 31, 2025, the maturities of our future undiscounted cash flows associated with our operating lease liabilities were as follows:

$ in thousands
2025 (remaining months)	$803
2026	603
2027	109
2030	111
2031	112
Thereafter	437
Total future lease payments	$2,175
Less: Imputed interest	(471)
Present value of future lease payments	$1,704

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 7 — Equity

Stockholders Rights Plan

On April 16, 2025, the Company entered into Amendment No. 3 to the Rights Agreement, dated as of April 16, 2023, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (as amended by that certain Amendment No. 1, dated as of April 16, 2024, and by that certain Amendment No. 2 dated as of December 17, 2024, the “Rights Agreement”) to extend the expiration date of the Rights Agreement until April 17, 2026, unless the Rights (as defined below) are earlier redeemed or exchanged by the Company. Under the Rights Agreement, the Company’s Board of Directors (the “Board”) declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s common stock to the stockholders of record as of the close of business on April 28, 2023, and adopted a limited duration stockholder rights plan. The Rights will be exercisable only if a person or group (an “acquiring person”) acquires or launches a tender or exchange offer to acquire beneficial ownership (which includes certain synthetic equity interests) of 12.5% or more of the Company’s outstanding common stock (20% for certain passive institutional investors as described in the Rights Agreement) without the approval of the Board. Once the Rights become exercisable, each Right will entitle its holder (other than the acquiring person, whose rights will become void) to purchase for $26.40, subject to adjustment, additional shares of our common stock having a market value of twice such exercise price. In addition, the Rights Agreement has customary flip-over and exchange features.

Amendment No. 1 to the Rights Agreement, amended the definition of “acquiring person” to reflect the terms and conditions of the limited waiver previously granted by us to Nant Capital, LLC and certain of its affiliates, as previously disclosed on the Company’s Current Report on Form 8-K dated February 15, 2024.

The Rights Agreement will reduce the likelihood that any entity, person or group gains control of Heliogen through open market accumulation without paying all stockholders an appropriate control premium or without providing our Board sufficient time to make informed judgments and take actions that are in the best interests of all stockholders.

Note 8 — Earnings (Loss) per Share

The calculation of basic and diluted earnings (loss) per share (“EPS”) were as follows:

	Three Months Ended March 31,
$ in thousands, except share and per share data	2025	2024
Numerator:
Net loss	$(6,359)	$(15,225)
Denominator:
Weighted-average common shares outstanding	6,099,299	5,952,672
Weighted-average impact of warrants(1)	70,788	68,320
Denominator for basic EPS – weighted-average shares	6,170,087	6,020,992
Effect of dilutive securities	—	—
Denominator for diluted EPS – weighted-average shares	6,170,087	6,020,992

EPS – Basic and Diluted	$(1.03)	$(2.53)

____________

(1)      Warrants that have a $0.35 exercise price per common share are assumed to be exercised when vested because common shares issued for little consideration upon exercise are included in outstanding shares for the purposes of computing basic and diluted EPS.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 8 — Earnings (Loss) per Share (cont.)

The following securities were excluded from the calculation of EPS as their impact would be anti-dilutive:

	Three Months Ended March 31,
	2025	2024
Stock options	136,351	184,254
Shares issuable under the employee stock purchase plan	11,225	10,149
Unvested restricted stock units	362,591	278,242
Unvested warrants	63,037	64,530
Vested warrants	244,762	244,762

Note 9 — Share-based Compensation

The Heliogen, Inc. 2021 Equity Incentive Plan aims to incentivize employees, directors and consultants who render services to the Company through the granting of stock awards, including stock options, stock appreciation right awards, restricted stock awards, restricted stock unit (“RSU”) awards, performance awards, and other stock-based awards.

The following table summarizes our share-based compensation expense by the affected line on our consolidated statements of operations:

	Three Months Ended March 31,
$ in thousands	2025	2024
Cost of services revenue	$—	$47
Selling, general and administrative	459	878
Research and development	(53)	361
Total share-based compensation expense	$406	$1,286

The following table summarizes our share-based compensation expense by grant type:

	Three Months Ended March 31,
$ in thousands	2025	2024
Stock options	$68	$129
Restricted stock units	335	1,148
Employee stock purchase plan	3	9
Total share-based compensation expense	$406	$1,286

Stock Options

The following table summarizes the Company’s stock option activity:

$ in thousands, except share and per share data	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($)
Outstanding balance as of December 31, 2024	162,927	$9.64	3.95	$—
Forfeited	(432)	67.16
Expired	(26,144)	6.30
Outstanding balance as of March 31, 2025	136,351	$10.10	3.91	$—
Exercisable as of March 31, 2025	136,254	$10.05	3.91	$—

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 9 — Share-based Compensation (cont.)

Restricted Stock Units

The following table summarizes the Company’s RSU award activity:

	Number of Shares	Weighted Average Grant Date Fair Value ($)
Unvested as of December 31, 2024	458,495	$11.97
Vested	(31,205)	30.77
Forfeited	(64,699)	9.45
Unvested as of March 31, 2025	362,591	$10.80

As of March 31, 2025, the unrecognized compensation cost related to unvested RSU awards was $1.9 million which is expected to be recognized over a weighted-average period of 1.8 years.

Note 10 — Impairment and Other Charges

Impairment and other charges consisted of the following:

	Three Months Ended March 31,
$ in thousands	2025	2024
Operating lease right-of-use asset	$861	$—
Manufacturing Facility closing costs	112	—
Severance costs	182	32
Total impairment and other charges	$1,155	$32

Right-of-Use Asset Impairment

During the three months ended March 31, 2025, we recorded a right-of-use asset impairment of $0.9 million associated with the Pasadena Office Lease. Refer to Note 6 — Leases — Pasadena, California for additional information.

Manufacturing Facility Closure

In May 2024, the Company made the strategic decision to implement a targeted plan, which included a workforce reduction, the closing of its Manufacturing Facility and a reduction in third-party costs. These actions were intended to further reduce structural costs and operating expenses and better align the Company’s operating structure for commercialization with a technology-centric business model. Costs and charges related to the implementation of the Company’s targeted plan, were accrued when probable and reasonably estimable or at the time of program announcement.

During the three months ended March 31, 2025, the Company incurred $0.1 million of costs associated with the lease termination in connection to the targeted plan, bringing the total impairment and other charges incurred since May 2024 to $5.2 million. Refer to Part II, Item 8, Note 13 — Impairments and Other Charges — Manufacturing Facility Closure in our Annual Report for additional information about the impairment and other charges recorded during the year ended December 31, 2024.

As of December 31, 2024, the Company had a liability of $0.3 million associated with closing the Manufacturing Facility, which was included in accrued expenses and other current liabilities on our consolidated balance sheets and was fully paid on the effective date of the Long Beach Lease termination in February 2025.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 10 — Impairment and Other Charges (cont.)

Reorganization Costs

During the three months ended March 31, 2025 and 2024, we recorded severance costs of $0.2 million and $32 thousand, respectively, related to employee severance and related benefits. As of March 31, 2025, we had $0.3 million accrued for employee severance and related benefits, which is included in accrued expenses and other current liabilities on our consolidated balance sheets.

Note 11 — Income Taxes

We calculate our quarterly tax provision pursuant to the guidelines in Accounting Standards Codification (“ASC”) 740, Income Taxes. ASC 740 requires companies to estimate the annual effective tax rate for current year ordinary income. The estimated annual effective tax rate represents the Company’s estimate of the tax provision in relation to the best estimate of pre-tax ordinary income or loss. The estimated annual effective tax rate is then applied to year-to-date ordinary income or loss to calculate the year-to-date interim tax provision. The relationship between our income tax provision or benefit and our pre-tax book income or loss can vary significantly from period to period considering, among other factors, the overall level of pre-tax book income or loss and changes in the blend of jurisdictional income or loss that is taxed at different rates and changes in valuation allowances. The income tax provision was $2 thousand and $2 thousand for the three months ended March 31, 2025 and 2024, respectively. Any income tax benefit associated with the pre-tax loss for the three months ended March 31, 2025 and 2024, resulting primarily from the U.S. jurisdiction, is offset by a full valuation allowance.

The Company is under audit by the Internal Revenue Services for the year ended December 31, 2022. We believe that we have made adequate provision for all income tax uncertainties.

Note 12 — Commitments and Contingencies

From time to time, we are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims and other miscellaneous claims. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our unaudited consolidated financial statements as of and for the three months ended March 31, 2025.

Note 13 — Segment Reporting

We manage our business on a consolidated basis and operate as one operating segment, which includes all activities related to our concentrated solar energy technology and thermal energy storage. Our chief operating decision maker (“CODM”) is our chief executive officer. The CODM reviews consolidated operating expenses, as presented on our consolidated statements of operations, to measure segment profit or loss, alongside with cash and cash equivalents, as presented on our consolidated balance sheets. In addition to the significant expense categories presented on our consolidated statements of operations, the CODM reviews the SG&A and R&D expenses on a more disaggregated level.

The CODM uses these financial metrics to allocate resources on a consolidated basis, which enables the CODM to assess both the overall level of resources available and optimize distribution of resources across functions and R&D programs in line with our long-term strategic goals. The CODM does not evaluate our operating segment using total assets information.

Heliogen, Inc.
Notes to the Unaudited Consolidated Financial Statements

Note 13 — Segment Reporting (cont.)

The following table provides information about disaggregated SG&A expenses:

	Three Months Ended March 31,
$ in thousands	2025	2024
Employee compensation, excluding share-based compensation	$2,247	$4,211
Share-based compensation	459	878
Other selling, general and administrative(1)	1,932	7,266
Total selling, general and administrative	$4,638	$12,355

____________

(1)      Other SG&A expense primarily consists of professional and consulting fees, facilities and other related costs and other administrative expenses.

The following table provides information about disaggregated R&D expenses:

	Three Months Ended March 31,
$ in thousands	2025	2024
Employee compensation, excluding share-based compensation	$797	$2,493
Share-based compensation	(53)	361
Other research and development(1)	344	937
Total research and development	$1,088	$3,791

____________

(1)      Other R&D expense primarily consists of direct R&D costs, prototyping and testing expenses.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Heliogen, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heliogen, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company expects to continue to generate operating losses and have significant cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 27, 2025

We have served as the Company’s auditor since 2022.

Heliogen, Inc.
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2024	2023
ASSETS
Cash and cash equivalents	$36,949	$62,715
Short-term restricted cash	500	500
Investments	—	12,386
Receivables, net	764	4,679
Inventories, net	—	1,956
Prepaid and other current assets	865	1,230
Total current assets	39,078	83,466
Operating lease right-of-use assets	2,831	13,909
Property, plant and equipment, net	315	5,577
Long-term restricted cash	1,000	1,000
Other long-term assets	1,066	3,081
Total assets	$44,290	$107,033
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Trade payables	$1,450	$746
Accrued expenses and other current liabilities	11,164	8,907
Contract liabilities	—	17,008
Contract loss provisions	—	75,340
Total current liabilities	12,614	102,001
Operating lease liabilities, non-current	2,314	12,878
Other long-term liabilities	344	169
Total liabilities	15,272	115,048
Commitments and contingencies (Note 16)
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value; 10,000,000 shares authorized and no shares outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized; 6,096,084 shares issued and outstanding as of December 31, 2024 and 5,946,315 shares issued and outstanding as of December 31, 2023	1	1
Additional paid-in capital	435,159	430,678
Accumulated other comprehensive loss	(511)	(516)
Accumulated deficit	(405,631)	(438,178)
Total stockholders’ equity (deficit)	29,018	(8,015)
Total liabilities and stockholders’ equity (deficit)	$44,290	$107,033

The accompanying notes are an integral part of these consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Operations
($ in thousands, except per share and share data)

	Year Ended December 31,
	2024	2023
Revenue:
Services revenue	$19,844	$888
Grant revenue	3,380	3,557
Total revenue	23,224	4,445
Cost of revenue:
Cost of services revenue (including depreciation)	4,655	3,677
Cost of grant revenue	3,380	3,517
Contract loss (adjustments) provisions	(74,117)	52,854
Total cost of revenue	(66,082)	60,048
Gross profit (loss)	89,306	(55,603)

Operating expenses:
Selling, general and administrative	36,320	49,495
Research and development	16,335	21,028
Impairment and other charges	7,024	8,934
Total operating expenses	59,679	79,457
Operating income (loss)	29,627	(135,060)

Interest income	2,299	1,448
Gain on warrant remeasurement	66	542
Other income, net	561	3,473
Net income (loss) before taxes	32,553	(129,597)
Provision for income taxes	(6)	(1)
Net income (loss)	$32,547	$(129,598)

Earnings (loss) per share:
Basic	$5.36	$(22.26)
Diluted	$5.22	$(22.26)

Weighted-average number of shares outstanding:
Basic	6,071,530	5,822,389
Diluted	6,231,240	5,822,389

The accompanying notes are an integral part of these consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Comprehensive Income (Loss)
($ in thousands)

	Year Ended December 31,
	2024	2023
Net income (loss)	$32,547	$(129,598)
Other comprehensive income, net of taxes:
Unrealized gains on available-for-sale securities	1	308
Cumulative translation adjustment	4	(231)
Total other comprehensive income, net of taxes	5	77
Comprehensive income (loss)	$32,552	$(129,521)

The accompanying notes are an integral part of these consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
($ in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Equity (Deficit)	Total
	Shares	Amount
Balance as of December 31, 2022	5,511,839	$1	$434,496	$(593)	$(308,580)	$125,324
Net loss	—	—	—	—	(129,598)	(129,598)
Other comprehensive income	—	—	—	77	—	77
Share-based compensation	—	—	(5,164)	—	—	(5,164)
Issuance of common stock under employee stock purchase plan	33,156	—	184	—	—	184
Vesting of restricted stock units	156,646	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	(10,403)	—	(21)	—	—	(21)
Exercise of stock options	255,872	—	1,171	—	—	1,171
Payment for fractional shares in connection with the reverse stock split	(795)	—	(7)	—	—	(7)
Vesting of warrants issued in connection with customer agreements	—	—	19	—	—	19
Balance as of December 31, 2023	5,946,315	1	430,678	(516)	(438,178)	(8,015)
Net income	—	—	—	—	32,547	32,547
Other comprehensive income	—	—	—	5	—	5
Share-based compensation	—	—	2,633	—	—	2,633
Issuance of common stock under employee stock purchase plan	26,303	—	33	—	—	33
Vesting of restricted stock units	168,427	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	(48,779)	—	(95)	—	—	(95)
Exercise of stock options	3,818	—	3	—	—	3
Vesting of warrants issued in connection with customer agreements	—	—	1,907	—	—	1,907
Balance as of December 31, 2024	6,096,084	$1	$435,159	$(511)	$(405,631)	$29,018

The accompanying notes are an integral part of these consolidated financial statements.

Heliogen, Inc.
Consolidated Statements of Cash Flows
($ in thousands)

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$32,547	$(129,598)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	965	2,142
Impairment charges	4,706	7,774
Provision for inventory reserve	1,729	2,391
Share-based compensation	2,633	(5,164)
Change in fair value of warrants	(66)	(542)
Change in fair value of contingent consideration	—	(353)
Deferred income taxes	6	1
Non-cash operating lease expense	1,989	1,711
Other non-cash operating activities	771	(1,304)
Changes in assets and liabilities:
Receivables, net	3,330	4,084
Inventories, net	227	(1,713)
Prepaid and other current assets	381	92
Trade payables and accrued liabilities	2,223	(3,330)
Contract liabilities	(15,145)	6,689
Change in contract loss provisions, net	(75,340)	46,888
Other non-current assets and liabilities	195	(1,412)
Net cash used in operating activities	(38,849)	(71,644)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(264)	(1,257)
Proceeds from sale of property, plant and equipment	906	—
Purchases of available-for-sale securities	—	(97,189)
Maturities of available-for-sale securities	12,500	185,100
Net cash provided by investing activities	13,142	86,654

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	3	1,175
Proceeds from issuance of common stock under employee stock purchase plan	33	184
Payment related to taxes for net-share settlement of share-based compensation	(95)	(21)
Payment for fractional shares in connection with the reverse stock split	—	(7)
Net cash provided by (used in) financing activities	(59)	1,331
Increase (decrease) in cash, cash equivalents and restricted cash	(25,766)	16,341
Cash, cash equivalents and restricted cash at the beginning of the year	64,215	47,874
Cash, cash equivalents and restricted cash at the end of the year	$38,449	$64,215

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$36,949	$62,715
Short-term restricted cash	500	500
Long-term restricted cash	1,000	1,000
Total cash, cash equivalents and restricted cash	$38,449	$64,215

Non-cash investing and financing activities:
Fair value of Project Warrants recognized in equity	$1,907	$19

The accompanying notes are an integral part of these consolidated financial statements.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 1 — Organization and Basis of Presentation

Background

Heliogen, Inc. and its subsidiaries (collectively, “Heliogen” or the “Company”), is a renewable energy technology company focused on delivering round-the-clock, low-carbon energy production, using concentrated sunlight and thermal energy storage to deliver cost-effective, load-following, high-capacity factor thermal and electric energy. Unless otherwise indicated or the context requires otherwise, references in our consolidated financial statements to “we,” “us,” or “our” and similar expressions refer to Heliogen.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Heliogen and the subsidiaries it controls. All intercompany balances are eliminated in consolidation. Certain immaterial prior period amounts, such as severance costs, have been reclassified to conform to current period presentation. These changes did not have a material impact on our financial position or results of operations.

Liquidity and Going Concern

These financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

As of December 31, 2024, the Company had liquidity of $36.9 million, consisting of $36.9 million of cash and cash equivalents and no debt. During the year ended December 31, 2024, the Company used cash in operations of $38.8 million. The Company expects to continue to generate operating losses and have significant cash outflows from operating activities for at least the next few years. Based on these factors, the Company anticipates that it may not have sufficient resources to fund its cash obligations for the next 12 months after the issuance date of the consolidated financial statements, which raises substantial doubt about the Company’s ability to continue as a going concern. The Company has evaluated the conditions discussed above and is taking various steps in an effort, to alleviate them, including the following actions.

In the second quarter of 2024, the Company made the strategic decision to implement a targeted plan, which included a workforce reduction, the closing of the Company’s manufacturing facility in Long Beach, California, (the “Manufacturing Facility”) and a reduction in third-party costs. These actions were intended to further reduce structural costs and operating expenses and better align the Company’s operating structure for commercialization with a technology-centric business model, as the Company continued to explore and evaluate strategic alternatives with its third-party financial advisor.

In the fourth quarter of 2024, in an effort to conserve cash and in light of the shifting landscape following the United States (“U.S.”) presidential elections, the Company made the decision to halt construction of the steam plant in Plains, Texas (the “Texas Steam Plant”) and close its research and development (“R&D”) facility in Lancaster, California. Furthermore, in December 2024, after completing value engineering for the next phase of the commercial-scale concentrated solar energy facility to be built in Mojave, California (the “Capella Project”), Heliogen and Woodside Energy USA Inc. (“Woodside”) decided not to pursue construction of the facility due to escalated costs.

The Company is continuing to explore additional cost saving opportunities, while also engaging with a financial advisor to explore and evaluate strategic transactions, which could include, among other things, acquisitions, divestitures, a merger or sale and partnerships. No assurance can be given that any future strategic transactions will be completed on terms that are satisfactory to the Company.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 1 — Organization and Basis of Presentation (cont.)

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as modified by the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have elected not to use the extended transition period for complying with any new or revised financial accounting standards, and as such, we are required to adopt new or revised standards at the same time as other public companies.

Note 2 — Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to inputs used to recognize revenue over time, accounting for income taxes, fair values of share-based compensation, inventory valuation, lease liabilities, warrant liabilities, contingent consideration, goodwill impairments and long-lived asset impairments. Despite our intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from such estimates and assumptions.

Cash and Cash Equivalents

We consider highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024 and 2023, our cash and cash equivalents balances were $36.9 million and $62.7 million, respectively.

Restricted Cash

As of December 31, 2024 and 2023, our restricted cash balance, including the long-term portion, was $1.5 million and was comprised of a standby letter of credit issued in relation to a lease for manufacturing space in Long Beach, California (the “Long Beach Lease”). In February 2025, the Long Beach Lease was terminated and in March 2025 the $1.5 million standby letter of credit was released to the Company.

Investments

The primary objectives of our investment portfolio, which includes our highly liquid investments classified as cash equivalents, are to maintain the safety of our invested capital, provide prudent levels of liquidity to accommodate operational and capital needs and maintain an acceptable level of risk. These risks include credit risk, interest rate risk and concentration risk, which are mitigated through the use of various well-established financial institutions as well as an investments portfolio consisting of very liquid and high credit quality instruments. The Company reviews its available-for-sale securities portfolio for impairment and determines if impairment is due to credit losses or other reasons. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

is created, limited by the amount that the fair value is less than the amortized cost basis. Subsequent activity related to the credit loss component (e.g., write-offs, recoveries) is recognized as part of the allowance for credit losses on available-for-sale securities.

We classify investments in fixed maturity securities at the acquisition date and reevaluate the classification at each balance sheet date. Held-to-maturity investments are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. Trading investments are securities acquired with the intent to sell in the near term and are carried at fair value with changes in fair value reported in earnings. All other fixed maturity securities are classified as available-for-sale and are carried at fair value with net unrealized gains or losses related to non-credit factors reported as a component of accumulated other comprehensive income. The difference between the original cost and maturity value of a fixed maturity security is amortized to earnings using the interest method.

As of December 31, 2023, all of our investments in fixed maturity securities are classified as available-for-sale, have original maturities of one year or less and are disclosed as investments on our consolidated balance sheets. The Company had no investments in fixed maturity securities as of December 31, 2024.

The cost of securities sold is based on the specific-identification method. During the years ended December 31, 2024 and 2023, there were no sales of investments. There were no credit losses for available-for-sale securities recognized during the years ended December 31, 2024 and 2023 and no allowance for credit losses as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, interest receivable on our investments, including cash equivalents, was $60 thousand and $0.1 million, respectively, and is included in receivables on our consolidated balance sheets.

Accounts Receivable

We record accounts receivable based on contracted prices when we obtain an unconditional right to payment under the terms of our customer contracts or government grants. The carrying value of such receivables, net of the allowance for credit losses, represents the estimated net realizable value. Payment terms for receivables from customers are generally due upon demand or within 30 days.

As a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. We typically do not include extended payment terms in our contracts with customers.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from a financial asset’s amortized cost to present the net amount we expect to collect from such asset. We estimate allowances for credit losses using relevant available information from both internal and external sources. We monitor the estimated credit losses associated with our trade accounts receivable and unbilled accounts receivable based primarily on our collection history and the delinquency status of amounts owed to us, which we determine based on the aging of such receivables. Such methods and estimates are adjusted, as appropriate, for relevant past events, current conditions and reasonable and supportable forecasts. We recognize write-offs within the allowance for credit losses when cash receipts associated with our financial assets are deemed uncollectible. As of December 31, 2024 and 2023, we had $0.7 million and $0.2 million, respectively, of allowance for credit losses for trade receivables associated with our projects in Germany.

We consider governmental grant receivables to be fully collectible and accordingly, no allowance for credit loss balance has been established. If amounts become uncollectible, they are charged to operations.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

Inventories

Inventories consist primarily of raw materials, work in progress and finished goods. Inventories are stated at the lower of cost or net realizable value. Provisions are made to reduce obsolete inventories for excess quantities to their estimated net realizable values based on future demand, market conditions and valuation. Refer to Note 6 — Inventories for additional information.

Property, Plant and Equipment

We report our property, plant and equipment at cost, less accumulated depreciation and any impairment losses. Cost includes the price paid to acquire or construct the assets, required installation costs, interest capitalized during the construction period and any expenditures that substantially add to the value of or substantially extend the useful life of the assets. We capitalize costs related to computer software obtained or developed for internal use, which generally includes enterprise-level business and finance software that we customize to meet our specific operational requirements. We expense repair and maintenance costs at the time we incur them.

We begin depreciation for our property, plant and equipment when the assets are placed in service. We consider such assets to be placed in service when they are both in the location and condition for their intended use. We compute depreciation expense using the straight-line method over the estimated useful lives of assets. We depreciate leasehold improvements over the shorter of their estimated useful lives or the remaining term of the lease. The estimated useful life of an asset is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred. Refer to Note 7 — Property, Plant and Equipment for additional information.

Impairment of Long-lived Assets

We assess long-lived assets classified as “held and used,” including our property, plant and equipment and finite-lived intangibles, for impairment whenever events or changes in circumstances arise, including consideration of technological obsolescence, which may indicate that the carrying amount of such assets may not be recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. If the carrying value of the asset group exceeds the undiscounted future cash flows, we measure any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market value for such assets. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment and such projections may vary from the cash flows eventually realized. Refer to Note 13 — Impairment and Other Charges for additional information.

We consider a long-lived asset to be abandoned after we have ceased use of the asset and we have no intent to use or repurpose it in the future. Abandoned long-lived assets are recorded at their salvage value, if any.

Leases

At inception, we determine whether an arrangement is a lease and the appropriate classification as an operating or finance lease. When a lease is identified, a right-of-use asset and the corresponding lease liability are recognized upon commencement of the lease term based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate, in the event that the implicit rate is not available. The right-of-use asset is also adjusted

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

for prepayments and initial direct costs. Our leases may contain renewal options that are exercisable at our discretion. At the commencement date of a lease, we include in the lease term any periods covered by a renewal option, to the extent we are reasonably certain to exercise such options. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. Right-of-use assets are assessed periodically for impairment if events or circumstances occur that indicate the carrying amount of the asset may not be recoverable.

We recognize operating lease costs on a straight-line basis over the lease term, and any variable lease costs are recognized in the period in which they are incurred. We do not separate lease and nonlease components of a contract.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Goodwill is not amortized but is evaluated for impairment at the reporting unit level. The Company determined it has one reporting unit as of December 31, 2024 and 2023, which is the same as its single operating segment. The Company performs its goodwill impairment evaluation at least annually, as of October 1, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying value. The Company may first apply a qualitative assessment to determine if it is more likely than not that goodwill is impaired. If the qualitative assessment indicates that it is more likely than not that impairment exists, or if the Company chooses to bypass the assessment, a quantitative assessment is performed, which involves comparing the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its estimated fair value, the Company would record an impairment loss equal to the excess. Refer to Note 13 — Impairment and Other Charges — Goodwill Impairment for additional information.

Cloud Computing Arrangements

Implementation costs incurred in cloud computing hosting arrangements that are service contracts are capitalized. These costs include external direct costs for materials and services. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalized implementation costs are included in other long-term assets on our consolidated balance sheets and are amortized using the straight-line method over the term of the cloud computing hosting arrangement, including reasonably certain renewals, beginning when the module or component of the hosting arrangement is ready for its intended use. Cash payments for capitalized implementation costs are classified as cash outflows from operating activities.

During the year ended December 31, 2023, we capitalized cloud computing implementation costs for enterprise resource planning systems of $1.1 million and had amortization expense of $0.8 million, which was included in selling, general and administrative (“SG&A”) expense on our consolidated statements of operations.

During the fourth quarter of 2023, we recorded an impairment of $1.5 million to fully impair the remaining book value of our cloud computing implementation costs, included in impairment and other charges on our consolidated statements of operations. Refer to Note 13 — Impairment and Other Charges — Asset Impairments for additional information.

Revenue Recognition

Our revenue is derived from services revenue and grant revenue. Our services revenue is derived from contracts with customers and our grant revenue is derived from government grants.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

Services Revenue

Our contracts with customers may include multiple promised goods and services. In such cases, we identify performance obligations by evaluating whether the promised goods and services are capable of being distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined. Once we identify the performance obligations, we determine a transaction price based on contractual amounts and an estimate of variable consideration. We allocate the transaction price to each performance obligation based on the relative stand-alone selling price (“SSP”) maximizing the use of observable inputs. Judgment is exercised to determine the SSP of each distinct performance obligation. We account for contract modifications prospectively when the remaining goods or services are distinct and on a cumulative catch-up basis when the remaining goods or services are not distinct.

Our services revenue is further disaggregated into project revenue and engineering revenue, which are discussed in more detail below.

Project Revenue.    We recognize project revenue over time as work is performed using the incurred costs method, which we believe is the method that most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, project revenue arising from fixed-price contracts is recognized as work is performed based on the ratio of costs incurred to date compared to the total estimated costs at completion of the performance obligations.

Contract Estimates.    Incurred costs include all direct material, labor and subcontractor costs, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Other costs for inventoried items, such as heliostats, are included in incurred costs when the item has been installed by being permanently attached or fitted. Cost-based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies and other system costs. If a change in facts or circumstances occurs, the estimates will be adjusted, and the revenue recognized to date will be adjusted based on the revised estimates. Differences between the cumulative revenue recognized based on the previous estimates and the revenue recognized based on the revised estimates are recognized as an adjustment to revenue in the period in which the change in estimate occurs under the cumulative catch-up method.

If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known and present such losses as contract loss provisions. Following recognition of contract loss provisions, we amortize the loss recognized in future periods as a reduction to cost of revenues using a similar method of measuring progress for each contract as done for revenue being recognized. We recognize changes in estimated contract revenue or total estimated costs and the resulting adjustment in the contract loss provision on a cumulative basis.

Engineering Services Revenue.    We recognize engineering services revenue over time as customers receive and consume the benefit of such services. Engineering service contracts with customers can be short-term or span several years and present amounts due to the Company for providing engineering, R&D, or other similar services in our field of expertise.

Contract Assets and Liabilities.    Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the incurred costs method. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the incurred costs method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue for

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

advance payments and billings in excess of revenue recognized. When we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, we record deferred revenue, which represents a contract liability.

As a practical expedient, we do not adjust the consideration in a contract for the effects of a significant financing component when we expect, at contract inception, that the period between a customer’s advance payment and our transfer of a promised product or service to the customer will be one year or less. Additionally, we do not adjust the consideration in a contract for the effects of a significant financing component when the consideration is received as a form of performance security.

Government Grants

We assess government contracts received, including cost reimbursement agreements, to determine if the agreement should be accounted for as an exchange transaction or a grant. An agreement is accounted for as a grant if the resource provider does not receive commensurate value in return for the assets transferred. As there is no authoritative guidance under GAAP for accounting for grants to for-profit business entities, the Company accounts for the grants by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. Additionally, a government grant is recognized only when there is reasonable assurance that (1) the entity will comply with any conditions attached to the grant and (2) the grant will be received.

Funds to be received under the Company’s government grants are presented as grant revenue. The related reimbursable expenses are expensed as incurred and presented separately as cost of grant revenue. Refer to Note 3 — Revenue for additional information.

Research and Development

We incur R&D costs during the process of researching and developing new products and enhancing our existing products, technologies and manufacturing processes. Our R&D costs consist primarily of employee compensation, materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested and made ready for commercial scale-up.

Reorganization Costs

We recognize reorganization costs for one-time termination benefits, including severance payments, outplacement job training, counseling and other termination benefits, at fair value at the communication date if no future service is required. Reorganization costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Earnings (Loss) per Share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding and the weighted-average number of shares issuable under certain vested warrants. Diluted EPS is computed by dividing net income (loss) by the sum of the basic weighted-average number of common shares outstanding and dilutive potential securities, which potentially could include shares that may be issued under our stock options, employee stock purchase plan, restricted stock units (“RSU”) and warrants, as determined by using the treasury stock method. Refer to Note 11 — Earnings (Loss) per Share for additional information.

Share-based Compensation

We recognize share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges from six months to four years. We account for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, we recognize share-based compensation expense on a straight-line basis over the total requisite service period of the award, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end.

For modifications of share-based payment awards, we record the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. In addition, we record the remaining unrecognized compensation cost for the original cost of the award on the modification date over the remaining vesting period for unvested awards.

Commitments and Contingencies

We record liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Although we cannot predict the outcome of legal or other proceedings with certainty, when it is probable that a loss has been incurred and the amount is reasonably estimable, GAAP requires us to accrue an estimate of the probable loss or range of loss or make a statement that such an estimate cannot be made.

Income Taxes

We use the asset and liability method to account for income taxes whereby we calculate deferred tax assets or liabilities using the enacted tax rates and tax law applicable to when any temporary differences are expected to reverse. We establish valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in deferred tax assets or liabilities during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from taxing authorities. We only recognize tax benefits related to uncertain tax positions that are more likely than not of being sustained upon examination. For those positions that satisfy such recognition criteria, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more likely than not of being sustained on ultimate settlement of the uncertain tax position. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision.

Fair Value Measurements

We measure certain assets and liabilities at fair value, which is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Our fair value measurements use the following hierarchy, which prioritizes valuation inputs based on the extent to which the inputs are observable in the market.

•        Level 1 — Valuations based on unadjusted quoted prices from active markets for identical assets or liabilities.

•        Level 2 — Valuations in which significant inputs are observable either directly or indirectly — other than Level 1 inputs.

•        Level 3 — Valuations in which significant inputs are unobservable.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 2 — Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires more detailed disclosures about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. In addition, ASU 2024-03 requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted on a prospective or retrospective basis. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures (“ASU 2023-09”), which requires greater disaggregation of income tax disclosures to increase transparency and usefulness. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation, disaggregation of income taxes paid and modifying other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted on a prospective or retrospective basis. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires companies to enhance the disclosures about segment expenses on an annual and interim basis. The new standard requires disclosure of significant segment expenses that are regularly provided to an entity’s chief operating decision maker (“CODM”) and included in the reported segment measure of profit or loss. In addition, ASU 2023-07 requires the disclosure of the CODM’s title and a description of how the CODM uses the reported measures to assess segment performance and to allocate resources. Such disclosures apply to entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance during the year ended December 31, 2024. The adoption of ASU 2023-07 resulted in additional segment reporting disclosures in the Company’s consolidated financial statements, with no impact to the Company’s financial position or results of operations. Refer to Note 17 — Segment Reporting for additional information.

Note 3 — Revenue

Disaggregated Revenue

The following table provides information about disaggregated revenue:

$ in thousands	Year Ended December 31,
	2024	2023
Project revenue	$19,065	$300
Engineering services revenue	779	588
Total services revenue	19,844	888
Grant revenue	3,380	3,557
Total revenue	$23,224	$4,445

Services Revenue

The Company’s recognized project revenue is associated with a commercial-scale demonstration agreement (“CSDA”) executed with Woodside in March 2022 for the Capella Project for the customer’s use in research, development and testing. Pursuant to the CSDA, Woodside would pay up to $50.0 million to us to complete the Capella

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 3 — Revenue (cont.)

Project. The total transaction price for the CSDA was $45.5 million reflecting a reduction in contract price for the fair value of the Project Warrants (defined and discussed further in Note 4 — Warrants — Project Warrants) granted to Woodside in connection with the CSDA.

In the fourth quarter of 2024, after completing value engineering for the next phase of the Capella Project, Heliogen and Woodside decided not to pursue construction of the facility due to escalated costs. Effective in December 2024, the Company received notice of termination of the CSDA from Woodside. Refer to Contract Modifications and Estimates below for additional information.

Engineering services revenue consists of amounts recognized under contracts with customers for the provision of engineering, R&D, or other similar services in our field of expertise. The Company’s recognized engineering services revenue is associated with engineering studies and projects in the U.S. and Europe.

Contract Modifications and Estimates

In the fourth quarter of 2023, the Company adjusted its Capella Project estimate after completing the front-end engineering and design phase. As a result of the adjustment to the Capella Project estimate, the Company recorded an unfavorable cumulative adjustment to project revenue of $3.4 million and recognized additional contract loss provisions of $52.9 million during the year ended December 31, 2023.

As mentioned above, in the fourth quarter of 2024, the decision was made to not move forward with the Capella Project and the CSDA was terminated. At the time that the Capella Project was canceled, the Company had no remaining performance obligations under the CSDA. As a result, the termination of the CSDA was accounted for as a contract modification on a cumulative catch-up basis and the Company recorded a favorable cumulative adjustment to project revenue of $17.5 million, which primarily consisted of deferred revenue, during the year ended December 31, 2024. Additionally, the Company reduced the remaining contract loss provision liability to zero on the consolidated balance sheet as of December 31, 2024 and recognized a favorable adjustment to the contract loss provision of $74.1 million on the consolidated statement of operations during the year ended December 31, 2024.

The Company amortized $1.2 million and $6.0 million during the years ended December 31, 2024 and 2023, respectively, of the previously recognized contract loss provisions as a reduction to cost of services revenue incurred during the periods based on percentages of completion.

Performance Obligations

Revenue recognized under contracts with customers, which excludes amounts to be received from government grants, relates solely to the performance obligations satisfied during the years ended December 31, 2024 and 2023 with no revenue recognized from performance obligations satisfied in prior periods. As of December 31, 2024, we had no outstanding performance obligations from our customer contracts.

Grant Revenue

The Company’s grant revenue is primarily related to the Company’s award received in October 2021 from the U.S. Department of Energy (the “DOE”) of up to $39.0 million (the “DOE Award”) to support the Capella Project, of which $3.9 million was allocated to be paid directly by the DOE to another party providing services under the DOE Award at the Company’s direction. Under the DOE Award, the Company was entitled to receive up to $35.1 million in funds under the DOE Award pursuant to budget periods defined in the DOE Award as reimbursement for costs incurred in completing the tasks specified in the DOE Award that are part of the Capella Project. As a result of the decision to not pursue construction of the Capella Project, the Company has begun the process to close out the DOE Award as of December 31, 2024 and we do not anticipate receiving any additional funds.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 3 — Revenue (cont.)

Receivables

Receivables consisted of the following:

$ in thousands	December 31,
	2024	2023
Trade receivables	$737	$954
Grant receivables:
Billed	151	—
Unbilled	377	3,623
Total grant receivables	528	3,623
Other receivables	215	309
Total receivables	1,480	4,886
Allowance for credit losses	(716)	(207)
Total receivables, net	$764	$4,679

Contract Assets and Liabilities

The following table outlines the activity related to contract assets, which is included in total receivables on our consolidated balance sheets:

$ in thousands
Balance as of December 31, 2022	$560
Additions to unbilled receivables	177
Amounts billed to customers	(762)
Foreign currency translation adjustments	25
Balance as of December 31, 2023	$—

The Company did not have any activity related to contract assets during the year ended December 31, 2024.

The following table outlines the activity related to contract liabilities:

$ in thousands
Balance as of December 31, 2022	$10,348
Payments received in advance of performance	6,960
Revenue recognized	(300)
Recognition of consideration payable associated with Project Warrants	(19)
Other	19
Balance as of December 31, 2023	$17,008
Payments received in advance of performance	4,700
Revenue recognized	(19,065)
Recognition of consideration payable associated with Project Warrants	(1,907)
Other	(736)
Balance as of December 31, 2024	$—

During the years ended December 31, 2024 and 2023, we recognized revenue of $17.0 million and $0.3 million, respectively, that was included in contract liabilities as of December 31, 2023 and 2022, respectively. Refer to Contract Modifications and Estimates above for additional information regarding the CSDA termination.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 3 — Revenue (cont.)

Customer Concentrations

The following table shows the customers, including governmental entities, who accounted for greater than 10% of our total revenue:

	Year Ended December 31,
	2024	2023
Customer A	85%	—%
Customer B	15%	80%

The following table shows the customers, including governmental entities, who accounted for greater than 10% of our total receivables:

	December 31,
	2024	2023
Customer B	69%	77%
Customer C	—%	12%

Note 4 — Warrants

Public Warrants and Private Warrants

The Company’s warrant liabilities as of December 31, 2024 include public warrants (the “Public Warrants”) and private placement warrants (the “Private Warrants,” and together with the Public Warrants, the “Public and Private Warrants”). The Public Warrants and Private Warrants permit warrant holders to purchase in the aggregate 238,095 shares and 6,667 shares, respectively, of the Company’s common stock at an exercise price of $402.50 per share. The Public and Private Warrants became exercisable on March 18, 2022 and expire on December 30, 2026, or earlier upon redemption or liquidation. The Company has the ability to redeem outstanding Public Warrants prior to their expiration, at a price of $0.35 per warrant, provided that the last reported sales price of the Company’s common stock equals or exceeds $630.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the notice date of redemption. In addition, the Company has the ability to redeem all, but not less than all, of the outstanding Public and Private Warrants prior to their expiration, at a price of $3.50 per warrant if the last reported sales price of the Company’s common stock equals or exceeds $350.00 on the trading day prior to the date of the notice. The Company evaluated the Public and Private Warrants and concluded that a provision in the underlying warrant agreement dated March 16, 2021, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company, related to certain tender or exchange offers precludes the Public and Private Warrants from being accounted for as components of equity. As both the Public and Private Warrants meet the definition of a derivative, they are recorded as liabilities on the consolidated balance sheets and measured at fair value at each reporting date, with the change in fair value included in gain (loss) on warrant remeasurement on the consolidated statements of operations.

Project Warrants

In connection with the execution of the CSDA with Woodside in March 2022, the Company issued warrants permitting Woodside to purchase 26,068 shares of the Company’s common stock at an exercise price of $0.35 per share (the “Project Warrants”). The Project Warrants expire upon the earlier of a change of control of the Company or March 28, 2027 and vest pro rata with certain payments required to be made by Woodside under the CSDA. The fair value of the Project Warrants upon issuance was $173.60 per warrant based on the closing price of the Company’s common stock on March 28, 2022, less the exercise price.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 4 — Warrants (cont.)

The Project Warrants were determined to be consideration payable to a customer and are equity-classified pursuant to the guidance in Accounting Standards Codifications (“ASC”) 718, Compensation — Stock Compensation (“ASC 718”). The total transaction price associated with the CSDA was reduced by $4.5 million, which represented the total consideration payable to Woodside for the Project Warrants upon issuance in March 2022.

The Company recognizes additional paid-in capital related to the Project Warrants to reflect the attribution of the Project Warrants’ fair value in a manner similar to revenue recognized under the CSDA. During the year ended December 31, 2024, we recognized $1.9 million as additional paid-in capital, primarily as a result of the termination of the CSDA, compared to $19 thousand recognized as additional paid-in capital related to the vesting of Project Warrants for the year ended December 31, 2023. As of December 31, 2024, vested Project Warrants were exercisable for 15,168 shares of the Company’s common stock.

Collaboration Warrants

In connection with the execution of a collaboration agreement (the “Collaboration Agreement”) with Woodside in March 2022, the Company issued warrants permitting Woodside to purchase 104,275 shares of the Company’s common stock at an exercise price of $0.35 per share (the “Collaboration Warrants”). Under the Collaboration Agreement, Woodside will assist us in defining product offerings that use our modular technology for potential customers. The Collaboration Warrants expire upon the earlier of a change of control of the Company or March 28, 2027. Of these warrants, (i) half of the warrants vested immediately upon execution of the Collaboration Agreement, to purchase 52,138 shares of the Company’s common stock and (ii) the remaining warrants will vest based on certain specified performance goals under the Collaboration Agreement. The fair value of the Collaboration Warrants upon issuance was $173.60 per warrant based on the closing price of the Company’s common stock on March 28, 2022, less the exercise price.

The Collaboration Warrants were determined to be consideration payable to a customer or non-employee under ASC 718 and are recorded as equity on the consolidated balance sheets and the related expense is recognized ratably as SG&A expense for marketing services to be provided over the estimated service period. The Company recognized SG&A expense, related to the vesting of the Collaboration Warrants, of $2.0 million during the year ended December 31, 2023.

During the fourth quarter of 2023, we recorded an impairment of $5.3 million to fully impair the remaining book value of our Collaboration Warrants, included in impairment and other charges on our consolidated statements of operations. Refer to Note 13 — Impairment and Other Charges — Asset Impairments for additional information.

Vendor Warrants

During the years ended December 31, 2023 and 2022, the Company issued warrants to purchase 1,285 and 2,197 shares of the Company’s common stock, respectively, at an exercise price of $0.35 per share (collectively, the “Vendor Warrants”), to a vendor as compensation for services to be performed by the vendor. The Vendor Warrants had a cumulative fair value upon issuance of $0.3 million and expire on August 14, 2029 and April 19, 2028, respectively.

The Vendor Warrants were determined to be consideration payable to a non-employee under ASC 718 and are recorded as equity on the consolidated balance sheets. As of January 18, 2024, all Vendor Warrants were fully vested.

Registration Rights

The holders of the Project Warrants, Collaboration Warrants and Vendor Warrants are entitled to certain demand registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 5 — Fair Value of Financial Instruments

The Company’s assets and liabilities measured at fair value on a recurring basis are summarized in the following table by fair value measurement level:

$ in thousands		December 31,
	Level	2024	2023
Assets:
Investments	1	$—	$12,386
Liabilities:
Public Warrants(1)	1	$34	$97
Private Warrants(1)	2	1	3

____________

(1)      Included in other long-term liabilities on the consolidated balance sheets.

Private Warrants.    The fair value of the Private Warrants approximates the fair value of the Public Warrants due to the existence of similar redemption provisions. As a result, the Company has determined that the fair value of the Private Warrants at a specific date would be similar to that of the Public Warrants, and thus the fair value is determined by using the closing price of the Public Warrants, which was $0.004 as of December 31, 2024.

Contingent Consideration.    In connection with the acquisition of HelioHeat GmbH in September 2021, part of the fair value of the consideration transferred was contingent consideration. The contingent consideration was classified as Level 3 in the fair value hierarchy and measured at fair value using a probability-weighted discounted cash flow model utilizing estimated timing for the commissioning and required operational period of a commercial facility using the acquired particle receiver technology.

As of December 31, 2024 and 2023, the fair value of the contingent consideration was zero. The following table summarizes the activities of our Level 3 fair value measurement for the year ended December 31, 2023:

($ in thousands)
Balance as of December 31, 2022	$353
Change in fair value(1)	(353)
Balance as of December 31, 2023	$—

____________

(1)      The changes in the fair value of the contingent consideration are included in other income, net on our consolidated statements of operations.

Note 6 — Inventories

Inventories consisted of the following:

$ in thousands	December 31,
	2024	2023
Raw materials	$—	$1,870
Finished goods	—	2,424
Work in process	—	53
Reserve for excess and obsolete inventory	—	(2,391)
Total inventories, net	$—	$1,956

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 6 — Inventories (cont.)

During the years ended December 31, 2024 and 2023, the Company recorded inventory reserves, included in cost of services revenue on our consolidated statements of operations, to adjust for excess and obsolete inventories. During the third quarter of 2024, in connection with the closure of our Manufacturing Facility, the Company sold the excess and obsolete inventory and wrote-off the corresponding reserve. The following table shows the change in the inventory reserves:

($ in thousands)
Balance as of December 31, 2022	$—
Charges to costs and expenses	2,391
Balance as of December 31, 2023	$2,391
Charges to costs and expenses	1,729
Recoveries and write-offs	(4,120)
Balance as of December 31, 2024	$—

Note 7 — Property, Plant and Equipment

Major classes of property, plant and equipment, consisted of the following:

$ in thousands	Estimated Useful Lives in Years	December 31,
		2024	2023
Leasehold improvements	5 – 7	$36	$3,107
Computer equipment	2 – 3	2,019	2,165
Machinery, vehicles and other equipment	5 – 7	504	4,307
Furniture and fixtures	2	321	664
Construction in progress		—	125
Total property, plant and equipment		2,880	10,368
Accumulated depreciation		(2,565)	(4,791)
Total property, plant and equipment, net		$315	$5,577

Depreciation expense for property, plant and equipment was $0.9 million and $2.1 million for the years ended December 31, 2024 and 2023, respectively, and is recorded in SG&A expense with a portion allocated to cost of services revenue.

During the second quarter of 2024, we recorded an impairment of property, plant and equipment of $3.4 million, included in impairment and other charges on our consolidated statements of operations. Refer to Note 13 — Impairment and Other Charges — Manufacturing Facility Closure for additional information.

Asset Sales

During the second quarter of 2024, we began to sell assets, which were primarily located at our Manufacturing Facility as a result of the decision to close the facility. During the year ended December 31, 2024, we received $0.9 million in proceeds from the sale of property, plant and equipment and recognized a loss of $0.3 million from disposal of assets, which is recorded in SG&A expense.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 8 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

$ in thousands	December 31,
	2024	2023
Payroll and other employee benefits	$1,431	$1,084
Professional fees	1,116	1,913
Research, development and project costs	5,616	3,658
Inventory in-transit	—	29
Operating lease liabilities, current portion	2,550	1,792
Other accrued expenses	451	431
Total accrued expenses and other current liabilities	$11,164	$8,907

Note 9 — Leases

The Company has operating leases, primarily for real estate. There are no material residual value guarantees associated with any of the Company’s operating leases.

Pasadena, California.    On May 23, 2021, we executed a seven-year lease for office space in Pasadena, California (the “Pasadena Office Lease”). The Pasadena Office Lease includes a termination option under which the Company can terminate the lease for any reason and at no cost, with proper notice, at any time effective on or after May 31, 2026. As of December 31 2024, we anticipate we will exercise the early termination option and end the Pasadena Office Lease on May 31, 2026 due to the various workforce reductions that have occurred during the year. As a result, during the year ended December 31, 2024, our right-of-use asset and operating lease liabilities for the Pasadena Office Lease were both decreased by $1.5 million.

In May 2021, Heliogen sub-leased a portion of its office space subject to the Pasadena Office Lease to Idealab, a California corporation (“Idealab”). In March and May 2023, Heliogen entered into amendments to the sub-lease with Idealab.

Long Beach, California.    Effective July 27, 2021, we executed the Long Beach Lease for five years, with an option for the Company to renew for an additional five years, which we originally anticipated utilizing. As discussed in Note 13 — Impairment and Other Charges — Manufacturing Facility Closure, in May 2024, the Company made the decision to close the Manufacturing Facility, therefore, the Company no longer anticipates utilizing the five-year renewal option for the Long Beach Lease. As a result, during the second quarter of 2024, our right-of-use asset and operating lease liabilities for the Long Beach Lease were both decreased by $6.4 million.

As of December 31 2024, we performed an impairment assessment of our Long Beach Lease, given the decision to close the Manufacturing Facility and discussions to terminate the Long Beach Lease and recorded a right-of-use asset impairment of $0.8 million, which is included in impairment and other charges on our consolidated statements of operations. Effective February 18, 2025, we executed a lease termination agreement for the Long Beach Lease.

As security for the Company’s faithful performance of its obligations under the Long Beach Lease, a commercial bank issued an unconditional and irrevocable $1.5 million standby letter of credit payable to the lessor. As of December 31, 2024, the Company still had a $1.5 million standby letter of credit outstanding associated with the Long Beach lease, included in restricted cash on our consolidated balance sheet. Pursuant to the terms of the lease termination, the $1.5 million standby letter of credit was released to the Company in March 2025.

Houston, Texas.    On January 1, 2022, we executed a 26-month lease for office space in Houston, Texas (the “Houston Office Lease”) with an option for the Company to renew for an additional two years. On October 27, 2023, we executed an amendment to the Houston Office Lease. The amendment provides for an extension of 30-months to the Houston Office Lease terms commencing on March 1, 2024 and added additional office space.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 9 — Leases (cont.)

Plains, Texas.    On October 1, 2023, we executed a ten-year term lease in Plains, Texas for rural undeveloped agricultural land and we initiated construction on the Texas Steam Plant (the “Texas Steam Plant Lease”). The Texas Steam Plant Lease includes an option for the Company to extend for an additional ten years.

In the fourth quarter of 2024, in an effort to conserve cash and in light of the shifting landscape following the U.S. presidential elections, we made the decision to halt construction of our Texas Steam Plant. As a result, we performed an impairment assessment of our Texas Steam Plant Lease as of December 31, 2024 and recorded a right-of-use asset impairment of $0.5 million, which is included in impairment and other charges on our consolidated statements of operations.

The following table provides information on the amounts of our right-of-use assets and liabilities included on our consolidated balances sheets:

$ in thousands	Financial Statement Line	December 31,
		2024	2023
Operating lease right-of-use assets	Operating lease right-of-use assets	$2,831	$13,909
Operating lease liabilities, current	Accrued expenses and other current liabilities	2,550	1,792
Operating lease liabilities, non-current	Operating lease liabilities, non-current	2,314	12,878

The following table summarizes the components of lease costs:

$ in thousands	Year Ended December 31,
	2024	2023
Operating lease cost	$2,738	$2,759
Sublease income	(167)	(155)
Total lease cost	$2,571	$2,604

The Company has variable and other related lease costs which were not considered material for the years ended December 31, 2024 and 2023.

The weighted-average remaining lease terms and discount rates for the Company’s operating leases were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term (years)	2.5	7.0
Weighted-average discount rate	8.4%	7.4%

The following table summarizes the supplemental cash flow information related to leases:

	Year Ended December 31,
$ in thousands	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$2,819	$2,717
Right-of-use assets obtained in exchange for new operating lease liabilities	132	847
Decrease in right-of-use asset and operating lease liabilities due to lease remeasurement	7,868	—

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 9 — Leases (cont.)

As of December 31, 2024, the maturities of our future undiscounted cash flows associated with our operating lease liabilities were as follows:

$ in thousands
2025	$2,854
2026	1,947
2027	109
2028	111
2029	112
Thereafter	437
Total future lease payments	$5,570
Less: Imputed interest	(706)
Present value of future lease payments	$4,864

Right-of-way Lease.    In April 2022, we executed a 30-year right-of-way lease agreement with the Bureau of Land Management (the “BLM”) for land within the Brenda Solar Energy Zone (the “Brenda SEZ”). The agreement has an initial annual base rent of $19 thousand and contains a 2% per annum escalation clause. The Company may relinquish the lease early which will terminate the lease as of the end of the then-current calendar year.

The Brenda SEZ provides ideal conditions for concentrated solar installations, allowing for a project that could produce low-cost, low-carbon power to meet growing demand while reducing emissions. However, as of December 31, 2024, the Company does not have the ability to use the premises for project development without approval from the BLM. As a result, the Company has not recognized an operating right-of-use asset or liability on the consolidated balance sheets. During the year ended December 31, 2024, the Company paid an annual base rent of $30 thousand.

Note 10 — Equity

Common Stock

The Company is authorized to issue 500,000,000 shares of common stock, $0.0001 par value per share. As of December 31, 2024 and 2023, there were 6,096,084 and 5,946,315 shares of common stock issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2024, no shares of preferred stock have been issued. The Company’s Board of Directors (the “Board”) has the authority to issue shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of those shares.

Stockholder Matters

As previously reported, on November 7, 2023, the NYSE notified the Company that it had determined to commence proceedings to delist the Company’s common stock and Public Warrants from the NYSE. Trading in these securities was immediately suspended. The NYSE reached its decision to delist these securities pursuant to Section 802.01B of the NYSE Listed Company Manual. On April 15, 2024, the Company notified the NYSE that the Company intended to withdraw its appeal of the delisting determination and on June 10, 2024, the NYSE filed with the

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 10 — Equity (cont.)

SEC a Notification of Removal From Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 in order to delist the Company’s common stock and Public Warrants from the NYSE and deregister the Company’s common stock and Public Warrants under Section 12(b) of the Exchange Act. The delisting became effective on June 20, 2024.

The Company’s common stock is currently quoted on the OTCQX, the highest market tier operated by the OTC Markets Group, Inc. The Company intends to continue to comply with public company SEC regulations and other NYSE listing requirements, including filing quarterly financial statements, having independently audited financials, and maintaining an independent board of directors with corporate governance rules and oversight committees.

Stockholders Rights Plan

On April 16, 2023, the Company’s Board declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s common stock to the stockholders of record as of the close of business on April 28, 2023, and adopted a limited duration stockholder rights plan, as set forth in the Rights Agreement, dated as of April 16, 2023 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent. The Rights will be exercisable only if a person or group (an “acquiring person”) acquires or launches a tender or exchange offer to acquire beneficial ownership (which includes certain synthetic equity interests) of 12.5% or more of the Company’s outstanding common stock (20% for certain passive institutional investors as described in the Rights Agreement) without the approval of the Board. Under the original terms of the Rights Agreement, once the Rights become exercisable, each Right will entitle its holder (other than the acquiring person, whose rights will become void) to purchase for $122.50, subject to adjustment, additional shares of our common stock having a market value of twice such exercise price. In addition, the Rights Agreement has customary flip-over and exchange features.

On April 16, 2024, we entered into Amendment No. 1 (the “Amendment”) to the Rights Agreement. The Amendment extended the final expiration date of the Rights Agreement by one year such that the Rights will now expire on April 17, 2025. The Amendment also changed the definition of “Exercise Price” from $122.50 to $26.40 and amended the definition of “acquiring person” to reflect the terms and conditions of the limited waiver previously granted by us to Nant Capital, LLC and certain of its affiliates, as previously disclosed on the Company’s Current Report on Form 8-K dated February 15, 2024. The Rights Agreement otherwise remains unmodified and in full force and effect in accordance with its terms.

On December 17, 2024, we entered into Amendment No. 2 to the Rights Agreement, as amended, which made for certain technical amendments to the rights and obligations of the Board to administer and make determinations with respect to the Rights Agreement, as amended, and the rights issued thereunder. The Rights Agreement, as amended, otherwise remains unmodified and in full force and effect in accordance with its terms.

The Rights Agreement will reduce the likelihood that any entity, person or group gains control of Heliogen through open market accumulation without paying all stockholders an appropriate control premium or without providing our Board sufficient time to make informed judgments and take actions that are in the best interests of all stockholders.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 11 — Earnings (Loss) per Share

The calculation of basic and diluted EPS were as follows:

$ in thousands, except share and per share data	Year Ended December 31,
	2024	2023
Numerator:
Net income (loss)	$32,547	$(129,598)
Denominator:
Weighted-average common shares outstanding	6,001,949	5,754,037
Weighted-average impact of warrants(1)	69,581	68,352
Denominator for basic EPS – weighted-average shares	6,071,530	5,822,389
Effect of dilutive securities	159,710	—
Denominator for diluted EPS – weighted-average shares	6,231,240	5,822,389

EPS – Basic	$5.36	$(22.26)
EPS – Diluted	$5.22	$(22.26)

____________

(1)      Warrants that have a $0.35 exercise price per common share are assumed to be exercised when vested because common shares issued for little consideration upon exercise are included in outstanding shares for the purposes of computing basic and diluted EPS.

The following securities were excluded from the calculation of EPS as their impact would be anti-dilutive:

	Year Ended December 31,
	2024	2023
Stock options	162,927	204,394
Shares issuable under the employee stock purchase plan	—	11,371
Unvested restricted stock units	89,860	339,287
Unvested warrants	—	59,540
Vested warrants	244,762	244,762

Note 12 — Share-based Compensation

On December 28, 2021, the stockholders approved the Heliogen, Inc. 2021 Equity Incentive Plan (the “2021 Plan”) and the Heliogen, Inc. 2021 Employee Stock Purchase Plan (the “2021 ESPP”). The 2021 Plan aims to incentivize employees, directors and consultants who render services to the Company through the granting of stock awards, including stock options, stock appreciation right awards, restricted stock awards, RSU awards, performance awards and other stock-based awards.

As of December 31, 2024, 327,265 shares of common stock were reserved for issuance under the 2021 Plan. In addition, such aggregate number of shares of common stock automatically increases on January 1 of each year, beginning on January 1, 2022 and ending on (and including) January 31, 2031, in an amount equal to 4% of the total number of shares of the Company’s common stock outstanding on December 31 of the preceding year or a lesser number of shares determined by the Board. The aggregate number of shares of common stock that may be issued pursuant to the exercise of incentive stock options under the 2021 Plan is 1,018,642 shares.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 12 — Share-based Compensation (cont.)

The following table summarizes our share-based compensation expense by the affected line on our consolidated statements of operations:

$ in thousands	Year Ended December 31,
	2024	2023
Cost of services revenue	$166	$550
Selling, general and administrative	2,276	(6,464)
Research and development	191	750
Total share-based compensation expense	$2,633	$(5,164)

The following table summarizes our share-based compensation expense by grant type:

$ in thousands	Year Ended December 31,
	2024	2023
Stock options	$517	$(11,738)
Restricted stock units	2,077	6,220
Employee stock purchase plan	39	238
Vendor Warrants	—	116
Total share-based compensation expense	$2,633	$(5,164)

Stock Options

We value our stock options using the Black-Scholes option pricing model, which was developed for use in estimating the fair value of stock options. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the fair value of our common stock, expected term, expected volatility, risk-free interest rate and expected dividends. The Company did not grant any stock option awards during the years ended December 31, 2024 and 2023.

The following table summarizes the Company’s stock option activity:

$ in thousands, except share and per share data	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($)
Outstanding balance as of December 31, 2022	891,509	$107.85	7.62
Exercised	(254,139)	4.57
Forfeited	(332,585)	203.48
Expired	(100,391)	250.58
Outstanding balance as of December 31, 2023	204,394	12.64	5.82	$6
Exercised	(3,818)	0.70
Forfeited	(4,565)	47.89
Expired	(33,084)	23.93
Outstanding balance as of December 31, 2024	162,927	$9.64	3.95	$—
Exercisable as of December 31, 2024	159,303	$9.35	3.90	$—

The total intrinsic value of stock options exercised was $7 thousand and $1.6 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the unrecognized compensation cost related to stock options was $0.1 million which is expected to be recognized over a weighted-average period of 0.3 years.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 12 — Share-based Compensation (cont.)

During the year ended December 31, 2023, we recognized a net reduction of $12.5 million in share-based compensation expense, included in SG&A expense, as a result of 279,589 stock options forfeited in connection with the termination of our former Chief Executive Officer in the first quarter of 2023.

Restricted Stock Units

The fair value of RSU awards is measured at the fair value of the Company’s common stock on the grant date. For the years ended December 31, 2024 and 2023, we estimated the fair value of RSU awards using the closing stock price on the grant date or the modification date.

The following table summarizes the Company’s RSU award activity:

	Number of Shares	Weighted Average Grant Date Fair Value ($)
Unvested as of December 31, 2022	327,141	$153.12
Granted	356,230	9.63
Vested	(156,646)	109.60
Forfeited	(187,438)	83.51
Unvested as of December 31, 2023	339,287	58.92
Granted	523,702	1.54
Vested	(168,427)	43.13
Forfeited	(236,067)	33.55
Unvested as of December 31, 2024	458,495	$11.97

The grant date fair value of vested RSU awards was $7.3 million and $17.2 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the unrecognized compensation cost related to unvested RSU awards was $2.9 million which is expected to be recognized over a weighted-average period of 2.0 years.

Employee Stock Purchase Plan

Under the 2021 ESPP, eligible employees may elect to purchase the Company’s common stock at the end of each offering period, which will generally be six months, at a 15% discount to the market price of the Company’s common stock at the beginning or the end of each offering period on May 15 and November 15 of each year, whichever is lower, using funds deducted from their payroll during the offering period. Eligible employees can authorize payroll deductions of up to 15% of their eligible earnings, subject to certain limitations.

As of December 31, 2024, 243,335 shares of common stock were reserved for issuance under the 2021 ESPP. In addition, such aggregate number of shares of common stock will automatically increase on January 1 of each year, beginning on January 1, 2022 and ending on (and including) January 1, 2031. The number of shares added each calendar year will equal the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (ii) 271,638 shares, or (iii) a lesser number of shares than described under (i) or (ii) as determined by the Board. As of December 31, 2024, 59,459 shares have been issued under the 2021 ESPP.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 13 — Impairment and Other Charges

Impairment and other charges consisted of the following:

$ in thousands	Year Ended December 31,
	2024	2023
Property, plant and equipment	$3,354	$—
Operating lease right-of-use assets	1,352	—
Manufacturing Facility closing costs	300	—
Cloud computing arrangements(1)	—	1,484
Collaboration Warrants(2)	—	5,282
Goodwill	—	1,008
Severance costs	2,018	1,160
Total impairment and other charges	$7,024	$8,934

____________

(1)      Prior to the impairment, cloud computing arrangements were included in other long-term assets on our consolidated balance sheets.

(2)      Prior to the impairment, Collaboration Warrants of $1.6 million was included in prepaid and other current assets and $3.7 million was included in Collaboration Warrants, non-current on our consolidated balance sheets.

Manufacturing Facility Closure

In May 2024, the Company made the strategic decision to implement a targeted plan, which included a workforce reduction, the closing of its Manufacturing Facility and a reduction in third-party costs. These actions were intended to further reduce structural costs and operating expenses and better align the Company’s operating structure for commercialization with a technology-centric business model. Costs and charges related to the implementation of the Company’s targeted plan, were accrued when probable and reasonably estimable or at the time of program announcement. In connection with the targeted plan, the Company incurred a total of $5.1 million impairment and other charges during the year ended December 31, 2024 consisting of the below charges.

Management concluded that the actions of the targeted plan constituted a triggering event and as a result, we performed an impairment assessment for our long-lived assets, including right-of-use assets. During the second quarter of 2024, we recorded impairments of $3.4 million to property, plant and equipment related to leasehold improvements, machinery and equipment and other fixed assets located at our Manufacturing Facility. Additionally, in the second quarter of 2024, we recorded severance costs of $0.6 million related to employee transition, severance and related benefits, primarily associated with the workforce reduction mentioned above.

During the year ended December 31, 2024, the Company recorded a right-of-use asset impairment of $0.8 million associated with the termination of the Long Beach Lease and costs of $0.3 million associated with closing our Manufacturing Facility. Refer to Note 9 — Leases — Long Beach, California for additional information.

As of December 31, 2024, the Company has a liability of $0.3 million associated with closing the Manufacturing Facility, which is included in accrued expenses and other current liabilities on our consolidated balance sheets and was fully paid on the effective date of the Long Beach Lease termination.

Asset Impairments

During the year ended December 31, 2024, we recorded total right-of-use asset impairments of $1.4 million, of which $0.8 million was associated with the Long Beach Lease, as mentioned above, and the remainder $0.5 million was associated with the Texas Steam Plant Lease. Refer to Note 9 — Leases — Plains, Texas for additional information.

As of December 31, 2023, management concluded that the Company’s liquidity position and forecast of operating results and cash flows at the time constituted a triggering event and as a result, we performed an impairment assessment for our long-lived assets, including right-of-use assets. While the Company continued to believe in the

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 13 — Impairment and Other Charges (cont.)

long-term commercial viability of our products and technology, we also believed that we would continue to incur losses for a longer period than was originally estimated and would require additional cash investment before we could generate positive cash flow. As a result, during the fourth quarter of 2023, we recorded impairments of $1.5 million to fully impair the remaining book value of our cloud computing implementation costs and $5.3 million to fully impair the remaining book value of our Collaboration Warrants.

Goodwill Impairment

During the first quarter of 2023, we assessed our goodwill for impairment due to a sustained decrease in the Company’s market capitalization. The Company concluded that it was more likely than not that the fair value of its reporting unit was less than its carrying amount as of March 31, 2023. As a result, we fully impaired goodwill and recorded an impairment of $1.0 million during the first quarter of 2023.

Reorganization Costs

During the year ended December 31, 2024, we recorded total severance costs of $2.0 million related to employee severance and related benefits, of which $0.6 million was associated with the Manufacturing Facility closing, as mentioned above, and the remainder $1.4 million was associated with various workforce reductions throughout the year.

In February 2023, the Company initiated a strategic plan to respond to market feedback, streamline our operations, and improve our financial condition. As a result, during the year ended December 31, 2023, we recorded severance costs of $1.2 million for employee severance and related benefits.

Note 14 — Income Taxes

Provision for income taxes consisted of the following:

	Year Ended December 31,
$ in thousands	2024	2023
Current:
State	$6	$1
Deferred:
Foreign	—	—
Provision for income taxes	$6	$1

The domestic and foreign components of pre-tax income were as follows:

	Year Ended December 31,
$ in thousands	2024	2023
Domestic	$33,416	$(129,092)
Foreign	(863)	(505)
Net income (loss) before taxes	$32,553	$(129,597)

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 14 — Income Taxes (cont.)

The effective tax rate of the Company differed from the federal statutory rate as follows:

	Year Ended December 31,
$ in thousands	2024		2023
U.S. federal statutory income tax rate	$6,836	21.0%	$(27,215)	21.0%
State taxes, net of federal benefit	3,061	9.4%	(9,566)	7.4%
Warrant liabilities remeasurement	(14)	—%	(114)	0.1%
Share-based compensation	1,483	4.6%	(1,303)	1.0%
Goodwill impairment	—	—%	212	(0.2)%
Valuation allowance	(11,776)	(36.2)%	37,751	(29.1)%
Other	416	1.2%	236	(0.2)%
Provision for income taxes	$6	—%	$1	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. The increase in the valuation allowance during the year ended December 31, 2024 was due to net increases in our net deferred tax assets. No portion of our valuation allowance was released into our income tax benefit during the year ended December 31, 2024.

The components of the deferred tax assets and liabilities were as follows:

	December 31,
$ in thousands	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$75,618	$66,701
Share-based compensation	926	3,139
Operating lease liabilities	1,422	4,399
Capitalized research and development costs	8,974	7,985
Provision for contract losses	—	22,452
Other	4,357	4,571
Gross deferred tax assets	91,297	109,247
Less: Valuation allowance	(84,569)	(96,346)
Net deferred tax assets	6,728	12,901
Deferred tax liabilities:
Depreciation and amortization	—	(1,340)
Operating lease right-of-use assets	(1,250)	(4,158)
Other	(5,478)	(7,403)
Total deferred tax liabilities	(6,728)	(12,901)
Net deferred income taxes	$—	$—

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances, future tax projections and availability of taxable income in the carryback period, the Company recorded a valuation allowance against the federal and state deferred tax assets of $84.6 million and $96.3 million as of December 31, 2024 and 2023, respectively.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 14 — Income Taxes (cont.)

As of December 31, 2024, the Company has federal net operating loss (“NOL”) carryforwards of $244.4 million, of which $10.1 million were generated prior to 2018 and will begin to expire in 2033, unless previously utilized, but may be used to offset up to 100% of future taxable income before expiration. Under current law, our federal NOLs generated in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal tax law. As of December 31, 2024, the Company has state NOL carryforwards of $265.7 million which will begin to expire in 2033. As of December 31, 2024, the Company has foreign NOL carryforwards of $3.0 million, which may be carried forward indefinitely.

The 2021 through 2024 tax years remain open to examination by the Internal Revenue Service and the 2020 through 2024 tax years remain open to examination by the state tax authorities. In addition, the utilization of net loss carryforwards is subject to federal and state review for the periods in which those net losses were incurred.

Utilization of the net operating loss and research tax credit carryforwards are subject to an annual limitation based on changes in ownership, as defined by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended.

The Company is under audit by the Internal Revenue Services for the year ended December 31, 2022. We believe that we have made adequate provision for all income tax uncertainties.

Note 15 — Related Party Transactions

NantG Power, LLC

On March 24, 2023, Heliogen entered into an agreement with NantG Power, LLC (“NantG”), an affiliated sister-company to Nant Capital LLC, a holder of more than 5% of Heliogen’s outstanding voting stock, to provide front-end concept design and R&D engineering services. During the years ended December 31, 2024 and 2023, the Company recognized $0.2 million and $0.1 million, respectively, of services revenue from NantG. As of December 31, 2024, we had no outstanding receivables with NantG. As of December 31, 2023, we had outstanding accounts receivable of $0.1 million with NantG.

Note 16 — Commitments and Contingencies

From time to time, we are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims and other miscellaneous claims. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our consolidated financial statements as of and for the year ended December 31, 2024.

Note 17 — Segment Reporting

We manage our business on a consolidated basis and operate as one operating segment, which includes all activities related to our concentrated solar energy technology and thermal energy storage. Our CODM is our chief executive officer. The CODM reviews consolidated operating expenses, as presented on our consolidated statements of operations, to measure segment profit or loss, alongside with cash and cash equivalents, as presented on our consolidated balance sheets. In addition to the significant expense categories presented on our consolidated statements of operations, the CODM reviews the SG&A and R&D expenses on a more disaggregated level.

The CODM uses these financial metrics to allocate resources on a consolidated basis, which enables the CODM to assess both the overall level of resources available and optimize distribution of resources across functions and R&D programs in line with our long-term strategic goals. The CODM does not evaluate our operating segment using total assets information.

Heliogen, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Note 17 — Segment Reporting (cont.)

The following table provides information about disaggregated SG&A expenses:

$ in thousands	Year Ended December 31,
	2024	2023
Employee compensation, excluding share-based compensation	$12,906	$22,453
Share-based compensation	2,276	(6,464)
Collaboration Warrants	—	1,981
Other selling, general and administrative(1)	21,138	31,525
Total selling, general and administrative	$36,320	$49,495

____________

(1)      Other SG&A expense primarily consists of professional and consulting fees, facilities and other related costs and other administrative expenses.

The following table provides information about disaggregated R&D expenses:

$ in thousands	Year Ended December 31,
	2024	2023
Employee compensation, excluding share-based compensation	$8,521	$9,640
Share-based compensation	191	750
Other research and development(1)	7,623	10,638
Total research and development	$16,335	$21,028

____________

(1)      Other R&D expense primarily consists of direct R&D costs, prototyping and testing expenses.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

Zeo Energy Corp.,
as Parent,

Hyperion Merger Corp.,
as Merger Sub I,

Hyperion Acquisition LLC,
as Merger Sub II,

and

Heliogen, Inc.,
as the Company

Dated as of May 28, 2025

Annex A-i

Annex A-ii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting Agreement
Exhibit B	Company Stockholders Signing Voting Agreements

INDEX OF ANNEXES

Annex	Description
Annex I	Definitions
Annex II	Specified Liabilities

Annex A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of May 28, 2025, is by and among Zeo Energy Corp., a Delaware corporation (“Parent”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub I”), Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and Heliogen, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex I or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, the Merger Subs and the Company are each sometimes referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, it is proposed that Merger Sub I shall merge with and into the Company (the “First Merger”), with the Company surviving as a direct, wholly owned Subsidiary of Parent, pursuant to which each share of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”), in each case, issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, will be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, and as part of the same overall transaction, immediately after the First Merger, the Company shall merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving, in each case, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Parties intend that, for U.S. federal income Tax purposes, the Mergers, taken together, constitute a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code (the “Intended Tax Treatment”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Mergers and the issuance of shares of Parent Class A Common Stock (as defined herein) in connection therewith, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) subject to the terms and conditions set forth in this Agreement, resolved to recommend that the Company Stockholders approve the Transactions, including the Mergers, and adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of each of Parent and the Merger Subs have approved this Agreement and determined that this Agreement and the Transactions, including the Mergers and the issuance of Parent Class A Common Stock in connection therewith, are advisable and fair to, and in the best interests of, Parent and the Merger Subs and their respective stockholder(s) or member, as applicable;

WHEREAS, Parent has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and the Company Stockholders set forth on Exhibit B hereto; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also prescribe various terms of and conditions to the Transactions, including the Mergers.

Annex A-1

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
THE MERGERS

Section 1.1 The Mergers

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub I shall be merged with and into the Company, whereupon the separate existence of Merger Sub I will cease, with the Company surviving the First Merger (the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned Subsidiary of Parent.

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and DLLCA, immediately after the Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub II, whereupon the separate existence of the First Surviving Corporation will cease, with Merger Sub II surviving the Second Merger (the surviving entity in the Second Merger, sometimes being referred to herein as the “Surviving Company”).

Section 1.2 Effect of the Mergers

(a) At the Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and DLLCA.

Section 1.3 The Closing. The closing of the First Merger (the “Closing”) shall take place by electronic exchange of deliverables, as promptly as practicable following, and in any case no later than 10:00 a.m. Eastern Standard Time on the third (3rd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of such conditions), unless another date, time or place is agreed to in writing by the Company and Parent (the date on which the Closing actually occurs, the “Closing Date”).

Section 1.4 Effective Time.

(a) At the Closing, the Parties shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub I under the DGCL in connection with the First Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Company and Parent in writing and specified in the First Certificate of Merger (such date and time the First Merger becomes effective being the “Effective Time”).

(b) Immediately after the First Merger, but in any event on the same day as the Effective Time, the Parties shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the Company or Merger Sub II under the DGCL or DLLCA in connection with the Second Merger. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Company and Parent in writing and specified in the Second Certificate of Merger (such date and time the Second Merger becomes effective being the “Second Effective Time”).

Annex A-2

Section 1.5 Governing Documents of the Surviving Company.

(a) Without limiting Section 6.4, at the Effective Time, the certificate of incorporation and the bylaws of Merger Sub I as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter amended in accordance with applicable Law.

(b) Without limiting Section 6.4, at the Second Effective Time, the certificate of formation and the operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the certificate of formation and operating agreement, respectively, of the Surviving Company until thereafter amended in accordance with applicable Law; provided that the name of the Surviving Company shall be “Heliogen LLC” or such other name as selected by Parent prior to the Closing.

Section 1.6 Officers and Directors of the Surviving Company.

(a) Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the First Surviving Corporation. The directors of Merger Sub I immediately prior to the Effective Time, from and after the Effective Time, shall be the initial directors of the First Surviving Corporation.

(b) Unless otherwise determined by Parent prior to the Second Effective Time, the officers of Merger Sub II immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the initial officers of the Surviving Company. The directors of Merger Sub II immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the initial directors of the Surviving Company.

ARTICLE II.
TREATMENT OF SECURITIES

Section 2.1 Treatment of Capital Stock.

(a) Treatment of Company Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or the Merger Subs, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than any Cancelled Shares (such Company Common Stock other than Cancelled Shares, “Eligible Shares”) shall be automatically canceled and cease to exist, and each evidence of shares in book-entry form previously evidencing any of the Eligible Shares immediately prior to the Effective Time (the “Book-Entry Shares”) and each certificate previously representing any Eligible Shares immediately prior to the Effective Time (the “Certificates”) shall thereafter represent only the right to receive a number of shares of Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”) equal to the Exchange Ratio, without interest, upon the surrender of such shares of Company Common Stock in accordance with Section 2.2 (such shares of Parent Class A Common Stock issuable pursuant to this Section 2.1 and Section 2.3, the “Share Merger Consideration”), and including, if applicable, cash in lieu of fractional shares of Parent Class A Common Stock aggregated and payable in accordance with Section 2.5 (the “Fractional Share Consideration”) together with the amounts, if any, payable pursuant to Section 2.2(f) (such amounts, collectively with the Share Merger Consideration and the Fractional Share Consideration, being the “Merger Consideration”), in accordance with this Article II, subject to any required Tax withholding as provided in Section 2.4.

(b) Certain Company Common Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or the Merger Subs, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or is owned directly by Parent or the Merger Subs shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”).

(c) Treatment of Shares of Merger Subs.

(i) At the Effective Time, each issued and outstanding share of common stock, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid and nonassessable share of common stock, par value $0.0001 per share, of the First Surviving Corporation, which shall constitute the only outstanding shares of the First Surviving Corporation immediately following the Effective Time.

Annex A-3

(ii) At the Second Effective Time, each issued and outstanding share of common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to Second Effective Time shall be automatically canceled without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist, and each unit of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a unit of the Surviving Company.

(d) Adjustment to Prevent Dilution. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Class A Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or shares of Parent Class A Common Stock outstanding after the date hereof and prior to the Effective Time. Nothing in this Section 2.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Mergers (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an aggregate number of shares of Parent Class A Common Stock to be issued in uncertificated or book-entry form equal to the aggregate Share Merger Consideration payable pursuant to Section 2.1(a) and (ii) cash in immediately available funds in an aggregate amount sufficient to pay the aggregate Fractional Share Consideration in accordance with Section 2.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any Post-Closing Distributions, if any, to which the holders of record of Eligible Shares may be entitled pursuant to Section 2.2(f) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such shares of Parent Class A Common Stock for the aggregate Share Merger Consideration, cash for the aggregate Fractional Share Consideration and the amount of any Post-Closing Distributions, are referred to collectively in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent.

(b) Procedures for Surrender.

(i) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Eligible Shares (A) appropriate transmittal materials in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) (such transmittal materials, collectively, the “Letter of Transmittal”), and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Share Merger Consideration, Fractional Share Consideration, if any, in accordance with Section 2.5, and Post-Closing Distributions. With respect to holders of record of Book-Entry Shares, the Parties shall cooperate to establish procedures with the Exchange Agent to allow the Exchange Agent to promptly transmit, following the Effective Time, to such holders or their nominees, upon surrender of Eligible Shares (if applicable under such procedures), the Share Merger Consideration, Fractional Share Consideration, if any, in accordance with Section 2.5, and any Post-Closing Distributions.

(ii) Upon surrender to the Exchange Agent of Eligible Shares that are a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) , by physical surrender of such Certificate or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the

Annex A-4

transfer of Book-Entry Shares or as otherwise provided in the applicable procedures agreed pursuant to Section 2.2(b)(i), in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares, in accordance with such procedures, the holder of record of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) that number of whole shares of Parent Class A Common Stock that such holder is entitled to receive pursuant to Section 2.1(a) as Share Merger Consideration and, including any (B) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check) of (1) Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and (2) any Post-Closing Distributions that such holder has the right to receive in accordance with Section 2.2(f), and in each case, after giving effect to any required Tax withholdings as provided in Section 2.4). The Exchange Agent shall accept Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(iii) No interest shall be paid or accrued on any amount payable upon surrender of Eligible Shares, and any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(iv) In the event of a transfer of ownership of Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Class A Common Stock representing the aggregate Share Merger Consideration for such Eligible Shares, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check) of cash for the aggregate Fractional Share Consideration, if any, payable pursuant to Section 2.5 and any Post-Closing Distributions in respect of such Eligible Shares in accordance with Section 2.2(f), and in each case, after giving effect to any required Tax withholdings as provided in Section 2.4), may be issued or paid to such a transferee if (A) in the case of certificated shares, the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent and (B) in the case of Book-Entry Shares, written instructions authorizing the transfer of the Book-Entry Shares are presented to the Exchange Agent, and in the case of each of clauses (A) and (B), such information is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent and Parent. Until surrendered as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article II, including any Fractional Share Consideration payable in accordance with Section 2.5, and any Post-Closing Distributions in accordance with Section 2.2(f), in each case without interest.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no transfers on the records or stock transfer books of the Company of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of record of each Certificate or Book-Entry Share outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, the First Surviving Corporation or the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled, upon demand, to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) with respect to the applicable Merger Consideration, including for delivery of any shares of Parent Class A Common Stock and any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any Post-Closing Distributions in accordance with Section 2.2(f), payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest

Annex A-5

thereon. Notwithstanding anything in this Agreement to the contrary, none of Parent, the Company, the Merger Subs, the First Surviving Corporation, the Surviving Company, the Exchange Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any Post-Closing Distributions in accordance with Section 2.2(f).

(f) Dividends or Distributions with Respect to Parent Class A Common Stock. No dividends or other distributions with respect to Parent Class A Common Stock, with a record date after the Effective Time (“Post-Closing Distributions”), shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Class A Common Stock issuable hereunder, and, unless the Exchange Fund has been terminated in accordance with Section 2.2(d), all such Post-Closing Distributions shall be paid by Parent to the Exchange Agent and be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Class A Common Stock issued in exchange for Eligible Shares in accordance with this Article II, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Class A Common Stock to which such holder is entitled pursuant to this Agreement and not paid and (ii) at the appropriate payment date, dividends or other distributions payable with respect to such whole shares of Parent Class A Common Stock with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender.

Section 2.3 Treatment of Company Options, Company RSUs and Company Warrants; Company ESPP.

(a) Company Options.

(i) Each outstanding unvested Company Option will automatically accelerate to be fully vested as of immediately prior to the Effective Time. At the Effective Time, each Company Option outstanding and unexercised as of immediately prior to the Effective Time having a per share exercise price that is less than the Per Share Purchase Price (each such Company Option, an “In-the-Money Company Option”), without any action on the part of Parent, the Company or the holder thereof, will be cancelled and converted into the right to receive a number of shares of Parent Class A Common Stock equal to (A) the Exchange Ratio multiplied by (B) the quotient obtained by dividing (x) the product of (I) the excess of the Per Share Purchase Price over the per share exercise price of such Company Option, multiplied by (II) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, by (y) the Per Share Purchase Price, together with any cash in lieu of fractional Parent Class A Common Stock payable in accordance with Section 2.5 (after aggregating all fractional shares of Parent Class A Common Stock issuable to such holder), without interest and subject to any required Tax withholding as provided in Section 2.4.

(ii) At the Effective Time, each Out-of-the-Money Company Option outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be cancelled without any consideration being payable in respect thereof, and have no further force or effect.

(b) Company RSUs. At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time (whether vested or unvested) will automatically accelerate to be fully vested as of immediately prior to the Effective Time and be cancelled, with the holder of such Company RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Share Consideration in respect of each share of Company Common Stock subject to such Company RSU immediately prior to the Effective Time determined in accordance with Section 2.1(a), together with any cash in lieu of fractional Parent Class A Common Stock payable in accordance with Section 2.5 (after aggregating all fractional shares of Parent Class A Common Stock issuable to such holder), without interest and subject to any required Tax withholding as provided in Section 2.4.

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(c) Commercial Warrants; SPAC Warrants; Other Securities.

(i) Each outstanding Commercial Warrant will accelerate to be fully vested as of immediately prior to the Effective Time in accordance with its terms. At the Effective Time, each Commercial Warrant then outstanding and unexercised will be automatically, without any action on the part of Parent, the Merger Subs, the Company or the holder thereof, cease to represent a Commercial Warrant exercisable for shares of Company Common Stock and will be terminated and cancelled without any consideration being payable in respect thereof, and such Commercial Warrant will have no further force or effect in accordance with its terms.

(ii) At the Effective Time, each outstanding and unexercised SPAC Warrant will, in accordance with the terms of the Athena Warrant Agreement, automatically and without any action on the part of the holder thereof, cease to represent a SPAC Warrant in respect of Company Common Stock and shall become a right to purchase and receive the Merger Consideration that such holder would have received if such holder had exercised such SPAC Warrant immediately prior to the Effective Time, subject to the terms and conditions of the Athena Warrant Agreement. For the avoidance of doubt, after the Effective Time, any SPAC Warrant will represent only a right to receive the excess of the value of the Merger Consideration over the exercise price of such SPAC Warrant, as if such holder had exercised its SPAC Warrant immediately prior to the Effective Time, and shall not represent any rights in respect of any equity interests in Parent, the First Surviving Corporation or the Surviving Company.

(iii) Except for Company Common Stock, Company Options, Company RSUs or Company Warrants, any and all other Company Convertible Securities or other security of the Company shall at Effective Time be cancelled, retired and terminated, without any consideration therefor or liability of the Company, Merger Sub, Parent or the Surviving Company with respect thereto, and in each case cease to be outstanding or represent a right to acquire, be exchanged for or convert into shares of Company Common Stock.

(d) Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering periods in effect as of the date hereof (the “Current ESPP Offering Periods”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Periods; (ii) subject to the consummation of the Mergers, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date prior to the Closing Date as specified by the Company Board of Directors in accordance with the Company ESPP.

(e) Company Actions. Prior to the Effective Time, the Company shall (i) provide any required notice of the Merger and the other Transactions contemplated hereby to the holders of Company Equity Awards and the Company Warrants pursuant to and in accordance with the terms thereof and (ii) pass resolutions, obtain any consents, make any amendments to the Company Equity Plans, the Company Options, the Company RSUs, the Company Warrants and the Company ESPP, and take such other actions as are necessary to provide for the treatment of such Company Options, Company RSUs, Company Warrants and Company ESPP as contemplated by this Section 2.3.

(f) Payment Procedures. Parent shall pay or cause to be paid the Merger Consideration payable pursuant to Section 2.3(a)(i) relating to In-the-Money Company Options, and Section 2.3(b) relating to Company RSUs, as promptly as practicable after the Effective Time (and in any event no later than one (1) Business Day after the Effective Time) by providing irrevocable instructions to its transfer agent to issue the Merger Consideration to such holders.

Section 2.4 Withholding. Notwithstanding anything to the contrary in this Agreement, each of Parent, the Merger Subs, the Company, the Surviving Company, the First Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The Parties shall use reasonable best efforts to cooperate to minimize or eliminate such deduction or withholding.

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Section 2.5 Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional shares of, or certificate or scrip representing, Parent Class A Common Stock shall be issued in respect of Eligible Shares, Company Equity Awards or Company Warrants pursuant to this Agreement, and such fractional share interests shall not entitle the owner thereof to any shares of Parent Class A Common Stock or to vote or to any other rights of a holder of shares of Parent Class A Common Stock. All fractional shares that a single record holder of Eligible Shares, Company Equity Awards or Company Warrants would be otherwise entitled to receive shall be aggregated. Any holder of record of Eligible Shares, Company Equity Awards or Company Warrants otherwise entitled to receive a fractional share of Parent Class A Common Stock but for this Section 2.5 shall be entitled to receive, upon surrender of the applicable Eligible Shares, Company Equity Awards or Company Warrants (if applicable), a cash payment calculated by the Exchange Agent and reasonably agreed by Parent, without interest, in lieu of any fractional share of Parent Class A Common Stock equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after aggregating all shares of Eligible Shares, Company Equity Awards and Company Warrants held at the Effective Time by such holder) would otherwise be entitled by (ii) the Parent Stock Price, with such product rounded to the nearest whole cent. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

Section 2.6 Tax Treatment. It is intended that, for U.S. federal income Tax purposes, the Mergers, taken together, constitute a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code.

Section 2.7 Further Assurances. If at any time following the Effective Time the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the First Surviving Corporation, the Merger Subs or the Company, as applicable, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Company and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any such Person, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Company’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Party and otherwise to carry out the purposes of this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) the Company’s Annual Report filed on Form 10-K on March 27, 2025 or any other Company SEC Documents filed or furnished by the Company with the SEC on or after January 1, 2024 and publicly available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement (including any exhibits (whether included or hyperlinked) therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections or other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and the Merger Subs as set forth below.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or

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in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date. The Company has filed with the SEC, which are publicly available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of the Company Governing Documents. The Company has made available to Parent prior to the date hereof complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s Subsidiaries, each as currently in effect.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens or Liens arising under any applicable securities Laws. Section 3.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary, (iii) the names and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary or in each such other Person and (iv) the classification for U.S. federal income Tax purposes of each Company Subsidiary. Other than the Company Subsidiaries, neither the Company nor any Company Subsidiary owns any equity or other economic interest in any other Person.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (“Company Preferred Stock”), of which 2,000,000 have been designated Series A Junior Participating Preferred Stock, and which are issuable upon exercise of the preferred share purchase rights pursuant to the Shareholder Rights Agreement (the “Preferred Share Purchase Rights”). As of May 16, 2025 (the “Company Capitalization Date”): (i) (A) 6,141,183 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held in the Company’s treasury, (C) no shares of Company Common Stock were held by the Company Subsidiaries, (D) no shares of Company Preferred Stock were issued or outstanding, and (E) no shares of Company Preferred Stock were held by the Company or its Subsidiaries in its respective treasury and (F) 6,141,183 Preferred Share Purchase Rights were issued and outstanding, and (G) no Preferred Share Purchase rights were held in the Company’s treasury; (ii) (A) Company Options exercisable into 124,536 shares of Company Common Stock were outstanding, of which none are In-the-Money Company Options, (B) Company RSUs settleable into 341,941 shares of Company Common Stock were outstanding, and (C) Commercial Warrants exercisable into 133,825 shares of Company Common Stock were outstanding, with an exercise price per share of $0.35, and SPAC Warrants (including private and public warrants) exercisable into 244,762 shares of Company Common Stock were outstanding, with an exercise price per share of $402.50; (iii) (A) 651,607 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans; (B) 293,055 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (C) 378,587 shares of Company Common Stock were reserved for issuance pursuant to Company Warrants. All outstanding shares of Company Common Stock are, and all such shares which may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Governing Documents or any Contract. All outstanding Company securities have been issued and granted in compliance in all material respects with applicable Laws and, if applicable, in compliance with the Company Equity Plan. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

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(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder (to the extent permissible under applicable Law), (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), and other than the Preferred Share Purchase Rights or the shares of Company Common Stock that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in clause (iii) of Section 3.2(a) and issued in accordance with the terms of the applicable Company Equity Plan, Company Equity Award, Company ESPP or Company Warrant, in each case as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary. Pursuant to and in accordance with the Shareholder Rights Agreement Amendment, as of the Closing all Preferred Share Purchase Rights shall automatically terminate without the holders thereof having any further rights with respect thereto (it being understood that to the extent a Person other than Parent shall have become an “Acquiring Person” (as defined therein) under the Shareholder Rights Agreement prior to the Closing such that the Preferred Share Purchase Rights become exercisable thereunder, the holders of Preferred Share Purchase Rights shall have the rights provided under the Shareholder Rights Agreement).

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote with the Company Stockholders on any matter.

(e) Other than the Voting Agreements, there are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary. The Voting Agreements are in full force and effect.

(f) Neither the Company nor any Company Subsidiary has any Indebtedness other than the Indebtedness set forth on Section 3.2(f) of the Company Disclosure Letter, which sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Section 3.2(f) of the Company Disclosure Letter, no Indebtedness of the Company or any Company Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any Company Subsidiary, or (iii) the ability of the Company or any Company Subsidiary to grant any Lien on its properties or assets.

Section 3.3 Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Mergers, the receipt of the Company Stockholder Approval and, for the filing of the Certificates of Mergers with the Secretary of State of the State of Delaware. On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Transactions, including the Mergers and the

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issuance of shares of Parent Class A Common Stock (as defined herein) in connection therewith, are fair to, and in the best interests of, the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained herein, and (iv) subject to the terms and conditions set forth in this Agreement, resolved to recommend that the Company Stockholders approve the Transactions, including the Mergers, and adopt this Agreement and otherwise made the Company Board Recommendation, (v) directed the submission of this Agreement for consideration and for a vote to be taken for its adoption by the Company Stockholders at the Company Stockholders Meeting, and (vi) taken all appropriate and necessary actions to render the ownership limitations contained in the Company Governing Documents inapplicable to the Merger or the other Transactions contemplated hereby effective immediately prior to, and subject to the occurrence of, the Effective Time. The Company’s Board of Directors has resolved to approve the Merger or the Transactions contemplated hereby for purposes of Section 203 of the DGCL or otherwise resolved that Section 203 of the DGCL does not apply to the Merger or the Transactions contemplated hereby, in each case in applicable resolutions duly adopted by the Company Board of Directors. None of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way (unless a Change of Recommendation has been effected after the date hereof in accordance with the terms of Section 5.3).

(b) Prior to or concurrently with the execution of this Agreement, the Company Board of Directors has approved and authorized, and the Company and Continental Stock Transfer and Trust Company have executed, an amendment to the Shareholder Rights Agreement (the “Shareholder Rights Agreement Amendment”), which (i) excludes the Parent and the Merger Subs from being, and declares such Persons to not be, in each case, an “Acquiring Person” thereunder, and renders the Shareholder Rights Agreement and the rights thereunder, including the Preferred Share Purchase Rights, in each case, inapplicable to the Mergers and the other Transactions and (ii) automatically terminates the Shareholder Rights Agreement and each of the Preferred Share Purchase Rights upon the Effective Time, a true, correct and complete copy of which Shareholder Rights Agreement Amendment has been made available to Parent prior to the execution of this Agreement, and which Shareholder Rights Agreement Amendment is in full force and effect.

(c) The affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) to approve the Mergers and adopt this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and to consummate the Transactions, including the Mergers. Except as set forth on Section 3.3(c) of the Company Disclosure Letter, to the Company’s Knowledge, no Person owns or holds beneficially (as defined in Rule 13d-3 of the Exchange Act) 5% or more of the Company Common Stock, or securities, indebtedness or rights convertible, exchangeable or exercisable into 5% or more of the Company Common Stock as of the date of this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 3.4 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL and DLLCA, (ii) the filing of the Proxy Statement/Prospectus and the registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Class A Common Stock pursuant to Merger (together with all amendments and supplements thereto, and including all exhibits thereto, the “Form S-4”) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4 and the mailing of the Proxy Statement/Prospectus, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” Laws, or (vi) any applicable requirements of a governing stock exchange, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is anticipated to be necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or

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filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

(b) The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Stockholder Approval and except as described in Section 3.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Material Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Company Governing Documents or (B) the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

Section 3.5 SEC Reports and Financial Statements.

(a) Since January 1, 2023 the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of NYSE or the OTC (over-the-counter) market, as applicable, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2023, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company, including for the years ended and as of December 31, 2024 and 2023, and the unaudited quarterly financial statements of the Company, included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

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(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Document.

Section 3.6 Internal Controls and Procedures. The Company has established and maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act. Since January 1, 2023, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (iii) any written claim or allegation regarding clauses (i) or (ii). Since January 1, 2023 through the date hereof, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2024 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the Ordinary Course of Business since December 31, 2024 (other than any liability for any material breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement, and (d) for liabilities which are not and would not reasonably be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off balance sheet arrangements, where the result, purpose or effect of such contract is to avoid public disclosure of any transaction involving, or liabilities of, the Company or any Company Subsidiary or any of their financial statements.

Section 3.8 Absence of Certain Changes or Events.

(a) From December 31, 2024 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b) From December 31, 2024 through the date hereof, except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the Ordinary Course of Business.

Section 3.9 Compliance with Law; Permits.

(a) The Company and each Company Subsidiary are and have been since January 1, 2023 in compliance with, and not in default under or in violation of, any Laws applicable to the Company, such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received written notice of any violation of Law or order applicable to the Company and its Subsidiaries or has been the subject of a fine or consent decree relating to compliance with any Law or order applicable to the Company and its Subsidiaries, except for violations that would not, individually or in the aggregate, result in material liability to the Company and its Subsidiaries taken as a whole.

(b) The Company and the Company Subsidiaries are and have been since January 1, 2023 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, qualifications, clearances orders or other rights and privileges, in each case, whether issued by or under the authority of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2022, neither the Company nor any Company Subsidiary or any of their respective officers, directors, or employees, in connection with the business of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any other third party acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) directly or indirectly offered, authorized, promised, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company has established and maintains a compliance program and reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2022, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”)

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and all other applicable Import Restrictions and Export Controls. Since January 1, 2022, the Company and the Company Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s and the Company Subsidiaries’ possession as required under the Import Restrictions and Export Controls.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2022, (i) neither the Company nor any Company Subsidiary has sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, Software, or technology (including products derived from or based on such technology) in violation of applicable Export Controls and (ii) the Company has obtained all requisite licenses and other consents, authorizations, or registrations, or filed declarations and other filings required for the export, re-export, release, transfer, and import of the Company’s products and technologies. Further, the Company and the Company Subsidiaries have complied in all material respects with all terms and conditions of any such licenses or authorizations issued or approved by the Directorate of Defense Trade Controls of the U.S. State Department, the Bureau of Industry and Security of the U.S. Commerce Department, or OFAC that is or has been in force since January 1, 2022. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2022 except pursuant to valid licenses, license exceptions or exemptions, the Company and the Company Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad, in violation of applicable Export Controls.

(g) Neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees, or, to the Company’s Knowledge, any agent or affiliate of the Company or any Company Subsidiary: (i) is, is controlled by, or is 50% or more owned by, one or more Persons or entities included on OFAC’s List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List, or the Department of Commerce’s Denied Persons List, Unverified List, or Entity List, or similar sanctions-related list of designated persons maintained by the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union) (such entities, Persons or organizations collectively, the “Restricted Parties”) or (ii) has, since January 1, 2022, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine) or persons therein in violation of applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has, since January 1, 2022, been a party to any allegation, claim, investigation, prosecution, or enforcement action related to violations of Export Controls, and to the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or the Company Subsidiaries’ export transactions that would reasonably be expected to give rise to future claims.

Section 3.10 Employee Benefit Plans.

(a) The Company has made available to Parent each material Company Benefit Plan (excluding at-will offer letters or agreements made in the Ordinary Course of Business, in each case that are cancellable without severance or other similar cost or liability to the Company upon thirty (30) days’ or less notice (other than any statutory severance obligations), and any Company Benefit Plan that is governed by applicable Law). For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, consulting, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, whether or not written, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of current or former employees, directors or individual consultants of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent, including on account of any ERISA Affiliate). With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists,

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a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence with any Governmental Entity and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, each of the Company Benefit Plans has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. All material contributions or other material amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Company’s Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) Within the last six (6) years, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(d) Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) No Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(f) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as expressly required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan, employment or compensation agreement, or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is

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present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(j) The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.11 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union, works council or labor organization. Neither the Company nor any Company Subsidiary is (or has during the past two (2) years been) subject to a material labor dispute, strike or work stoppage. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary are and have been since January 1, 2023, in compliance with all applicable Law respecting labor and employment, including, without limitation, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, sexual harassment, discrimination, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate a a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

(c) To the Company’s Knowledge, in the last five (5) years, (i) no allegations of discrimination, harassment, or sexual harassment have been made against any employee at the level of Vice President or above, and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of discrimination, harassment, or sexual harassment or misconduct by any employee at the level of Vice President or above.

Section 3.12 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, the Company and the Company Subsidiaries have properly completed and timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Law.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, the Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary as of the date thereof.

(c) The Company and the Company Subsidiaries have (i) deducted, withheld and collected all material amounts required to be deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity (or are properly holding such amounts for such timely payment)), and (ii) otherwise complied in all material respects with information reporting requirements related thereto.

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(d) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary, or (ii) deficiency or adjustment for any amount of Taxes that has been proposed, asserted or assessed in writing by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment or otherwise fully resolved with no amounts due by the Company or any Company Subsidiary thereunder, in each case of clauses (i) and (ii), except any such claim, litigation, audit, examination, investigation, or other Proceeding or deficiency or adjustment arising after the date hereof that has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

(e) Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to any material Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency (excluding extensions of time obtained by the Company or any Company Subsidiary in connection with extensions obtained in the Ordinary Course of Business for the filing of Tax Returns), which waiver or extension is still in effect.

(f) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(g) Neither the Company nor any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries), or (ii) has any material liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, or otherwise by operation of Law.

(h) There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than Permitted Liens.

(i) Within the last six (6) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction.

(j) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(k) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) Neither the Company nor any Company Subsidiary (i) will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in method of accounting, or use of an improper method of accounting, in each case, occurring prior to the Closing Date, or (B) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (ii) has made an election pursuant to Section 965(h) of the Code.

(m) Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to (i) prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) prevent or preclude the Company from delivering the Company Tax Representation Letter to Parent Counsel and Company Counsel in accordance with Section 6.13(b).

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Section 3.13 Litigation; Orders.

There are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity (“Governmental Order”) relating to the Company or any Company Subsidiary or their respective assets or businesses, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company has provided to Parent written notice of each such Proceeding, and Governmental Order (without giving effect to the limitation on materiality in the last clause of the preceding sentence), including a reasonable description thereof.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all: (i) patents and patent applications, (ii) registered trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names and applications therefor, (iii) domain name and social media handle registrations, (iv) copyright registrations and applications for copyright registration, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by the Company or any Company Subsidiary with any state, government or other public authority, in each case, that are owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to, the Company or any Company Subsidiary, whether wholly or jointly owned (the “Company Registered Intellectual Property”).

(b) The Company solely owns, or is the exclusive licensee of, each item of Company Intellectual Property free and clear of all Liens, other than Permitted Liens. Each material item of Company Intellectual Property is subsisting and has not expired, been cancelled, or been abandoned. To the Knowledge of the Company and each Company Subsidiary, each material item of Company Intellectual Property is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Company’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any item of Company Intellectual Property.

(c) Neither the Company nor any Company Subsidiary has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property that is or was Company Intellectual Property and is material to the current conduct of the business of the Company and the Company Subsidiaries, taken as a whole.

(d) The Company and Company Subsidiaries may exercise, transfer, or license the Company Intellectual Property without material restriction or material payment to any Person; provided, that the foregoing may not be deemed a representation or warranty regarding infringement or misappropriation.

(e) No Proceedings are pending or, to the Company’s Knowledge, are threatened against the Company or any Company Subsidiary, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, and as to patent infringement, to the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries, including the making, selling, leasing, licensing, distributing, supporting or other exploitation of the Company Products, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property of any Person or constitute unfair competition or unfair trade practices, and as conducted since January 1, 2023, has not infringed, violated, diluted, or misappropriated any Intellectual Property of any Person or constituted unfair competition or unfair trade practices.

(f) To the Company’s Knowledge, (i) no Person is infringing, misappropriating, diluting, or otherwise violating any Company Intellectual Property, and (ii) since January 1, 2023, neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person alleging such Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Company Intellectual Property.

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(g) Except as would not reasonably be expected to, either individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, in each case in which the Company or any Company Subsidiary has engaged or hired an employee, consultant or contractor (whether current or former) for the purpose of developing or creating any Technology, the Company or such Company Subsidiary has obtained, either by operation of Law or by valid assignment or transfer pursuant to an executed written agreement which transfers to the Company or the applicable Company Subsidiary exclusive ownership of all Intellectual Property associated therewith. The Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all confidential information of the Company and the Company Subsidiaries that derives independent economic value, actual or potential, from not being known to other Persons, and all such information has been maintained in confidence as a “trade secret” in accordance with procedures that are customarily used in the industry to protect rights of like importance, except for any disclosures resulting from the knowing exercise of the Company’s reasonable business discretion. To the Company’s Knowledge, since January 1, 2023, there has been no unauthorized disclosure of the trade secrets of the Company or any Company Subsidiary, or unauthorized disclosure by the Company or any Company Subsidiary of any third party information that has been supplied to the Company or any Company Subsidiary in confidence, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, the Company and the Company Subsidiaries have, and enforce, a policy requiring each employee, consultant and independent contractor that has access to any confidential information of the Company and the Company Subsidiaries to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(h) Neither the Company nor any Company Subsidiary has distributed any Software under an Open Source License in a manner that would require any material Software that embodies Company Intellectual Property (i) to be disclosed or distributed in Source Code form, (ii) to be licensed for the purposes of preparing derivative works, or (iii) to be redistributed at no charge. The Company and the Company Subsidiaries are and have been in compliance with all Open Source Licenses to which they are subject except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(i) The Company has made available to Parent prior to the date hereof true and complete copies of, all Contracts pursuant to which the Company or any Company Subsidiary (i) grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Person under or to any patent rights or material Company Intellectual Property, except Ordinary Course Licenses, and (ii) (other than Ordinary Course Licenses and Open Source Licenses) is granted a license, covenant not to assert, release, agreement not to enforce or prosecute, or immunity to or under any Person’s Intellectual Property; and that in the case of both clauses (i) and (ii) that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole (the foregoing, the “IP Contracts”).

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in (i) a material breach, violation, modification, cancellation, termination, or suspension of any IP Contract that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, (ii) the release from escrow or disclosure of any Source Code or other material proprietary or confidential information or Technology of the Company or any Company Subsidiary, (iii) the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Company Intellectual Property to any Person, in each case, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole; (iv) the Company or any Company Subsidiary being subject to any non-compete, exclusivity, most favored nation restriction, or other material restriction on the operation or scope of their respective businesses; or (v) the grant of (or requirement to grant) any license or covenant not to assert under any Intellectual Property of Parent arising solely as a result of any Contract to which Company or any Company Subsidiary is a party as of immediately prior to the Closing. All IP Contracts shall remain in full force and effect immediately following the Closing in accordance with their terms, and, as of immediately after the Closing, the Company and the Company Subsidiaries will be entitled to exercise all of their respective rights under all IP Contracts to the same extent as prior to the Closing, in each case, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

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(k) No Proceeding by any Person is pending against the Company or any Company Subsidiary, nor has the Company or any Company Subsidiary received any written claim or notice since January 1, 2023 with respect to any material warranty or material indemnity claim relating to any Company Products or with respect to the material breach of any material Contract (including any IP Contract) under which such Company Products have been made available or material items of third party Technology are incorporated into the Company Product, in each case, that remains unresolved.

(l) No Software included in any Company Product that was developed by the Company or any Company Subsidiary, or, to the Company’s Knowledge, by any other Person, contains any undisclosed disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, security vulnerabilities (as such terms are commonly understood in the software industry) or other similar routines, including any such routines that (i) enable or assist any Person to access without authorization or disable or erase the Company Products, (ii) otherwise significantly adversely affect the functionality of the Company Products, or (iii) gain, or enable or assist any Person to gain, unauthorized acquisition of or access to Protected Information created, received, maintained or transmitted through those Company Products, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15 Privacy and Data Protection.

(a) Since January 1, 2023, the Company’s and each Company Subsidiary’s receipt, collection, monitoring, maintenance, hosting, creation, transmission, use, analysis, disclosure, storage, retention, disposal security, and other processing (collectively “Processing”) as the case may be, of Personal Data has complied in all material respects with, and neither the execution and delivery of this Agreement nor the consummation of the Transactions (including the disclosure to the Merger Subs of Personal Data after Closing) will result in the Company, any Company Subsidiary, the First Surviving Corporation or the Surviving Company being in material breach or material violation of, (i) any Contracts to which the Company or any Company Subsidiary is a party, (ii) applicable Information Privacy and Security Laws, (iii) binding requirements of self-regulatory organizations to which the Company or any Company Subsidiary is bound, and (iv) all applicable Privacy Statements (items (i) to (iv), to the extent governing the Processing of Personal Data by the Company or a Company Subsidiary, collectively the “Privacy Requirements”). Since January 1, 2023, the Company and each Company Subsidiary has, where required by Information Privacy and Security Laws, as applicable, posted Privacy Statements (materially in compliance with applicable Information Privacy and Security Laws), and the Company and each Company Subsidiary has complied in all material respects with such Privacy Statements. Such Privacy Statements have not been inaccurate, misleading or deceptive in any material respect.

(b) Since January 1, 2023, there has been no material (i) data security breach of, unauthorized access to, or unauthorized modification of Personal Data Processed by any the Company or any Company Subsidiaries, or any material Company or Company Subsidiary systems, networks or information technology that transmits or maintains Personal Data or (ii) incidents involving the unlawful, unauthorized or accidental loss, damage, access, acquisition, modification, use or Processing of any Personal Data. Since January 1, 2023, neither the Company nor any Company Subsidiaries has experienced any unlawful, unauthorized or accidental loss, damage, access, acquisition, modification, use or Processing of Personal Data that would constitute a breach for which notification by the Company or any Company Subsidiary to individuals, Persons and/or Governmental Entities is required under any applicable Information Privacy and Security Laws or Contracts to which the Company or a Company Subsidiary is a party. To the Company’s Knowledge, none of the Company’s or any Company Subsidiary’s vendors, suppliers and subcontractors with access to Personal Data of the Company have (1) suffered any material security breach that resulted in any unlawful, unauthorized or accidental loss, damage, access, acquisition, modification, use or Processing of any Personal Data, or (2) materially breached or materially violated any applicable Privacy Requirements.

(c) Since January 1, 2023, the Company and each Company Subsidiary has implemented, monitored, maintained and materially complied with a commercially reasonable written information security program, covering the Company and each Company Subsidiary, designed to meet or exceed applicable industry standards to and designed to protect against threats to Personal Data and Company or Company Subsidiary systems, networks or information technology that transmits or maintains such information. To the extent required by Privacy Requirements, the Company and each of the Company Subsidiaries has contractually obligated all vendors, suppliers and subcontractors that have access to Personal Data to comply with Privacy Requirements. To the Company’s Knowledge, none of the Company’s or any Company Subsidiary’s vendors, suppliers and subcontractors have violated or failed to comply with such obligations. The Company and each of the Company Subsidiaries have performed commercially reasonable security

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risk assessments and remediated or sufficiently mitigated all critical, high risk or material threats and deficiencies identified in those security risk assessments. To the Company’s Knowledge, no vulnerabilities exist that present a material risk to the Personal Data in Company’s or any Company Subsidiary’s possession or to any Company or Company Subsidiary systems, networks or information technology that transmit or maintain such information.

(d) Since January 1, 2023, no Person has (i) provided a written notice or audit request to the Company or a Company Subsidiary, (ii) made any written claim against the Company or a Company Subsidiary or (iii) to the Company’s Knowledge, commenced any Proceeding, in each case, with respect to any alleged (A) violation of Information Privacy and Security Laws by the Company, any Company Subsidiary or (with respect to services provided to or on behalf of the Company) any third party with whom the Company or any Company Subsidiary has entered into a Contract in connection with the Processing of Personal Data or (B) unlawful, unauthorized or accidental loss, damage, modification, or Processing of any Personal Data maintained by or on behalf of the Company or the Company Subsidiaries. To the Company’s Knowledge, there is no circumstance that would reasonably be expected to give rise to any of the foregoing.

(e) The Company and the Company Subsidiaries have in place commercially reasonable disaster recovery plans and procedures that comply with applicable Privacy Requirements, and the Company and the Company Subsidiaries are in compliance therewith, except to the extent noncompliance therewith would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.16 Real Property; Assets. Neither the Company nor any Company Subsidiary owns any real property. Section 3.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of Contracts pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property that is material to the Company or its Subsidiaries, in each case, other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material (such Contracts, “Company Leases”). Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease. The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, free and clear of all Liens, other than Permitted Liens. The Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 3.17 Material Contracts.

(a) Except for this Agreement and as set forth in the Company SEC Documents, the Company has made available to Parent each Contract described below in this Section 3.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans (all Contracts of the type described in this Section 3.17(a), being referred to herein as the “Material Contract”):

(i) each Contract that would purport to limit in any material respect the freedom of Parent and its affiliates (including the Surviving Company and any Company Subsidiary) after the Effective Time to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service or that otherwise would have the effect of restricting Parent and its affiliates (including the Surviving Company and any Company Subsidiary) after the Effective Time from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) each Contract that limits the freedom of the Company, any Company Subsidiary or any of their respective affiliates to negotiate or, except for provisions requiring notice or consent to assignment by the counterparty thereto, consummate any of the Transactions;

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(iii) any material legal partnership, joint venture, strategic alliance, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;

(iv) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $50,000;

(v) each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Products) after the date hereof with consideration of more than $50,000;

(vi) each IP Contract;

(vii) any settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) any Contract providing for (i) any severance, termination payment, or advance notice of termination to any current employee or independent contractor (or any former employee or independent contractor to the extent that any severance or termination payment obligations remain outstanding) of the Company or any Company Subsidiary (except for Contracts providing for no greater notice nor greater statutory severance pay than is required by applicable Law and Contracts with individual independent contractors providing for an advance notice period of thirty (30) days or less that can be terminated without material liability to the Company or any Company Subsidiary) or (ii) retention payments, change of control payments, accelerated vesting or any other payment or benefit that may or will become due as a result of the Merger or any other transaction contemplated by this Agreement;

(ix) each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $50,000 in the twelve (12) month period following the date hereof;

(x) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the Ordinary Course of Business and in excess of $50,000;

(xi) each Contract that grants any right of first refusal or right of first offer or that limits or would purport to limit the ability of the Company (or the Surviving Company after the Effective Time), any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that would be binding on Parent or its affiliates (including the Surviving Company and any Company Subsidiary) after the Effective Time;

(xiii) each Company Lease;

(xiv) each Contract relating to outstanding Indebtedness for borrowed money (or commitments in respect thereof) of the Company or the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $50,000 or relating to any Liens on the material assets of the Company or any Company Subsidiary;

(xv) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $25,000;

(xvi) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as

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such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner, associate or immediate family member; and

(xvii) any Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC on the SEC’s website at least one (1) Business Day prior to the date of this Agreement. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2022, (i) none of the Company, any Company Subsidiary or any of their respective Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Company’s Knowledge, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, (ii) none of the Company or any Company Subsidiary has received any request to show cause (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements), (iii) none of the Company or any Company Subsidiary, to the Company’s Knowledge, is the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, (iv) none of the Company or any Company Subsidiary is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees or Principals (as defined in Federal Acquisition Regulation 52.209-5), nor to the Company’s Knowledge, any consultants or agents of the Company or any Company Subsidiary, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Company’s Knowledge, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of the Company or any Company Subsidiary with respect to any Company Government Contract, including any alleged material irregularity, misstatement or omission arising thereunder or relating thereto, and to the Company’s Knowledge, there is no basis for any such investigation, indictment, lawsuit or audit and (vi) neither the Company nor any Company Subsidiary has made any voluntary disclosure (A) to any Governmental Entity with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) under the Federal Acquisition Regulation mandatory disclosure or payment provisions to any Governmental Entity and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure thereunder.

Section 3.18 Environmental Matters. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Company Material Adverse Effect or (2) material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations. No Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.

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Section 3.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.20 Information Supplied. The information relating to the Company and the Company Subsidiaries, to the extent supplied by or on behalf the Company and the Company Subsidiaries, to be contained in, or incorporated by reference in, the proxy statement/prospectus to be sent to the Company Stockholders in connection with the Mergers and the other Transactions (including any amendments or supplements, the “Proxy Statement/Prospectus”) or the Form S-4 (and any amendment or supplement thereto) will not, on the date the Proxy Statement/Prospectus is first mailed to the Company Stockholders or at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is declared effective by the SEC, or is first mailed to Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4, which information or statements were not supplied by or on behalf of the Company.

Section 3.21 Opinion of Financial Advisor. The Company Board of Directors has received an opinion of PEP Advisory, LLC to the effect that, as of the date of such opinion and based upon and subject to the various matters and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock, other than Excluded Shares (as defined therein), in the Transactions pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be provided to Parent promptly following receipt by the Company for informational purposes only.

Section 3.22 State Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of Parent’s and the Merger Subs’ representations and warranties set forth in Section 4.14, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions, including the Mergers, Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute. Except for the Shareholder Rights Agreement, the Company has no stockholder rights agreement, no rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company. This Agreement and the Transactions contemplated hereby, including the Mergers, will not cause any issuance, distribution or other action in connection with or regarding any rights, including the Preferred Share Purchase Rights, under the Shareholder Rights Agreement, except that pursuant to the Shareholder Rights Amendment, each of the Preferred Share Purchase Rights and the Shareholder Rights Agreement will terminated and no longer in effect as of the Closing.

Section 3.23 Related Party Transactions. Except as set forth in the Company SEC Documents, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

Section 3.24 Finders and Brokers. Other than Pickering Energy Partners, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Mergers. A true and complete copy of the engagement letter with Pickering Energy Partners has been made available to Parent prior to the date hereof.

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Section 3.25 No Other Representations. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, the Merger Subs, any of their respective Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent or the Merger Subs or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV. Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in (x) the Parent SEC Documents filed or furnished by Parent with the SEC on or after January 1, 2024 and publicly available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement (including any exhibits (included or hyperlinked) therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and the Merger Subs represent and warrant to the Company as set forth below.

Section 4.1 Qualification, Organization, etc. Each of Parent and the Merger Subs is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Except as would not be material to Parent and Parent Subsidiaries, taken as a whole, each Parent Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date, each of Parent and the Parent Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent, the Merger Subs and the other Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date. Parent has filed with the SEC, which are publicly available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Class A Common Stock, 100,000,000 shares of Class V Common Stock of Parent, par value $0.0001 per share (“Parent Class V Common Stock” and, together with the Parent Class A Common Stock, the “Parent Common Stock”) and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). As of May 16, 2025 (the “Parent Capitalization Date”): (i) (A) 22,824,845 shares of Parent Class A Common Stock were issued and outstanding, (B) 26,480,000 shares of Parent Class V Common Stock were issued and outstanding, (C) 1,500,000 shares of Parent Preferred Stock convertible into shares of Parent Class A Common Stock were issued and outstanding, and (D) no

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shares of Parent Class A Common Stock, Parent Class V Common Stock or Parent Preferred Stock were held in Parent’s treasury; (ii) (A) no options have been granted under Parent Equity Plans to purchase shares of Parent Class A Common Stock, and (B) restricted stock unit awards under Parent Equity Plans covering 2,780,009 shares of Parent Class A Common Stock were granted or reserved for granting, subject to grant terms, and (iii) 440,391 shares of Parent Class A Common Stock were reserved for future issuance pursuant to the Parent Equity Plans. All the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a) and other than the shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a), as of the date hereof: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any Parent Subsidiary is a party or is otherwise bound obligating Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests.

(c) As of the date hereof, neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) As of the date hereof, there are no voting trusts or other agreements, commitments or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interests of Parent or any Parent Subsidiary.

(e) The authorized capital stock of Merger Sub I consists solely of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time shall be, directly owned by Parent.

(f) The authorized capital stock of Merger Sub II consists solely of 1,000 units, all of which are validly issued and outstanding. All of the issued and outstanding units of Merger Sub II are, and immediately prior to the Effective Time shall be, directly owned by Parent.

Section 4.3 Corporate Authority.

(a) Subject to the execution and delivery of the written consent of Parent as the sole stockholder of the Merger Subs to authorize and approve the execution and delivery by the Merger Subs of this Agreement, the consummation of the Transactions and the performance by the Merger Subs of their obligations under this Agreement (the “Merger Sub Stockholder Consents”), which Merger Sub Stockholder Consent will be executed by Parent and a copy thereof delivered to the Company concurrently with the execution of this Agreement, Parent and the Merger Subs have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of each of Parent and the Merger Subs and no other corporate proceedings (pursuant to the Parent Governing Documents or otherwise) on the part of Parent or the Merger Subs are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Mergers, for the filing of the Certificate of Merger for each of such Mergers with the Secretary of State of the State of Delaware, and subject to the Merger Sub Stockholder Consents.

(b) No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Mergers or the other Transactions. The vote or consent of Parent, as the sole stockholder or unitholder of the Merger Subs, as applicable, is the only vote or consent of the holders of any class or series of capital stock or units, as applicable, of the Merger Subs necessary to approve the Mergers and adopt this Agreement.

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(c) This Agreement has been duly and validly executed and delivered by each of Parent and the Merger Subs and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and the Merger Subs in accordance with its terms, subject to the Enforceability Limitations.

Section 4.4 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL, (ii) the filing of the Proxy Statement/Prospectus and the Form S-4 with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4 and the mailing of the Proxy Statement/Prospectus, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” Laws, (vi) any applicable requirements of Nasdaq, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is anticipated to be necessary or required, under applicable Law, for the consummation by Parent and the Merger Subs of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date.

(b) The execution and delivery by Parent and the Merger Subs of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any material Contract binding upon Parent or any Parent Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Parent Governing Documents or (B) the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date.

Section 4.5 SEC Reports and Financial Statements.

(a) Since January 1, 2023, Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, statements, schedules, documents and reports the “Parent SEC Documents”), other than Parent’s Annual Report on Form 10-K for the year ended December 31, 2024 and the Parent 10-Q. As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Parent SEC Documents contained (or with respect to Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2023, neither Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to Parent’s Knowledge, there is not any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein).

(b) The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable

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accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor, to the Knowledge of Parent, any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Document.

Section 4.6 Internal Controls and Procedures. Parent has established and maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2023, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (the material circumstances of which (if any) and significant facts learned during the preparation of such disclosure have been made available to the Company prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (iii) any written claim or allegation regarding clauses (i) or (ii). Since January 1, 2023 through the date hereof, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2024 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the Ordinary Course of Business since September 30, 2024 (other than any liability for any material breaches of Contracts), (c) as expressly required or contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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Section 4.8 Absence of Certain Changes or Events. From September 30, 2023 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Compliance with Law; Permits.

(a) Parent and each Parent Subsidiary are and have been since January 1, 2023 in compliance with and not in default under or in violation of any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to Parent, such Subsidiary or any of their respective properties or assets, except where such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date. Since January 1, 2023, neither Parent nor any Parent Subsidiary has received written notice of any violation of Laws applicable to Parent and any Parent Subsidiary or has been the subject of a fine or consent decree relating to compliance with any Laws applicable to Parent or any Parent Subsidiary, except (x) as would not reasonably be expected to materially delay, materially impede or prevent the consummation of the Transactions on or before the Outside Date and (y) as has not had and would not reasonably be expected to have a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date.

(b) Parent and each Parent Subsidiary are, and since January 1, 2023 have been, in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, qualifications, clearances orders or other rights and privileges, in each case, whether issued by or under the authority of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c) Parent is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

Section 4.10 Litigation; Orders. There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.

Section 4.11 Information Supplied. The information relating to Parent and the Parent Subsidiaries, to the extent supplied by or on behalf Parent and the Parent Subsidiaries, to be contained in, or incorporated by reference in, the Proxy Statement/Prospectus and the Form S-4 (and any amendment or supplement thereto) will not, on the date the Proxy Statement/Prospectus is first mailed to the Company Stockholders or at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is declared effective by the SEC, is first mailed to Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent or the Merger Subs with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4, which information or statements were not supplied by or on behalf of Parent or Merger Sub.

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Section 4.12 Valid Issuance. The Parent Class A Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Company Stockholder) will be free of restrictions on transfer.

Section 4.13 Finders and Brokers. Other than Piper Sandler & Co., neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon the consummation of the Mergers.

Section 4.14 Stock Ownership. Parent is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiary directly or indirectly owns as of the date hereof, nor at any time in the past three (3) years through the date hereof has directly or indirectly owned, any shares of Company Common Stock.

Section 4.15 No Merger Sub Activity. Each of Merger Sub I and Merger Sub II was newly formed by Parent as a direct, wholly-owned subsidiary of Parent for the sole purpose of entering into this Agreement and effecting the Transactions and has no assets or liabilities other than those incident to its formation, the execution of this Agreement and the completion of the Transactions. Since its date of formation, neither of the Merger Subs has not conducted any business or engaged in any activities other than in connection with this Agreement and the Transactions.

Section 4.16 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date, Parent and the Parent Subsidiaries have properly completed and timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Law.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date, Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of Parent and the Parent Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by Parent or any Parent Subsidiary as of the date thereof.

(c) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or, to the Knowledge of Parent, threatened in writing with respect to any Taxes or Tax Returns of Parent or any Parent Subsidiary, or (ii) deficiency or adjustment for any amount of Taxes that has been proposed, asserted or assessed in writing by any Governmental Entity against Parent or any Parent Subsidiary and that has not been fully satisfied by payment or otherwise fully resolved with no amounts due by the Parent or any Parent Subsidiary thereunder, in each case of clauses (i) and (ii), except any such claim, litigation, audit, examination, investigation, or other Proceeding or deficiency or adjustment arising after the date hereof that has not had and would not reasonably be expected to have, individually or in the aggregate, a (1) Parent Material Adverse Effect or (2) material adverse effect on the ability of Parent to consummate the Transactions, including the Mergers, prior to the Outside Date.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has any material liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, or otherwise by operation of Law.

(e) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(f) Neither Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to (i) prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) prevent or preclude Parent and the Merger Subs from delivering the Parent Tax Representation Letter to Parent Counsel and Company Counsel in accordance with Section 6.13(b).

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(g) Merger Sub II is, and has been at all times since its formation, properly treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes, and no election will be made to change such treatment.

(h) Parent plans and intends to continue the Company’s “historic business” or use a “significant portion” of the Company’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)) indirectly through OpCo, a partnership for U.S. federal income Tax purposes (i) in which Parent owns an interest representing a “significant interest” in OpCo or (ii) with respect to which Parent exercises “active and substantial management functions” as a partner of OpCo with respect to the historic business of the Company (as such terms are used in Treasury Regulations Section 1.368-1(d)(4)(iii)).

Section 4.17 No Other Representations. Except for the representations and warranties contained in Article III, each of Parent and the Merger Subs acknowledges that none of the Company, any of its Representatives or any other Person makes, and each of Parent and the Merger Subs acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, the Merger Subs or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, the Merger Subs or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article III. Without limiting the generality of the foregoing, each of Parent and the Merger Subs acknowledges that, except as may be expressly provided in Article III, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub, any of their respective Representatives or any other Person.

ARTICLE V.
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1 (the “Interim Period”), except as set forth in Section 5.1 of the Company Disclosure Letter, or as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to unreasonably withheld, conditioned or delayed with respect to Section 5.1(a) or clauses (i) (with respect to the organizational documents of any Company Subsidiary only), (iv), (v), (ix), (x), (xi), (xii), (xii), (xv), (xvi), (xx), (xxi) or (xxiii) of Section 5.1(b) only), the Company:

(a) shall and shall cause each Company Subsidiary to, use reasonable best efforts to conduct its business in all material respects in the Ordinary Course of Business, including by using reasonable best efforts to (i) preserve intact its and their present business organizations, (ii) maintain the Company’s insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and the Company Subsidiaries and (iii) keep available the services of its and their present officers and other key employees set forth on Schedule 5.1(a) hereto (the “Key Personnel”) (it being agreed by the Parties that with respect to the matters specifically addressed by any provision of Section 5.1(b), such specific provisions shall govern over the more general provision of this Section 5.1(a)); and

(b) shall not, nor shall the Company permit any Company Subsidiary to:

(i) amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;

(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary), or, other than with respect to the Voting Agreements, enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or securities;
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(iii) split, reverse split, combine, subdivide, reduce, reclassify or amend any of its capital stock or other equity interests, or redeem, purchase, repurchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any of its capital stock or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for (A) the acceptance of shares of Company Common Stock as payment of the exercise price of Company Options or in connection with the settlement of Company RSUs or for withholding Taxes in respect of Company Equity Awards to the extent permitted by the applicable Company Equity Plan outstanding on the date hereof or (B) any such transaction involving only wholly owned Company Subsidiaries;

(iv) other than with respect to Company Warrants or under the Rights Agreement, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award), other than (A) issuances of Company Common Stock in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) issuances of Company Common Stock in respect of any awards outstanding under the Company ESPP in respect of the Current ESPP Offering Period, (C) sales of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (D) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(v) except as required by any Company Benefit Plan as in existence as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its directors, executive officers, employees or independent contractors, (B) grant to any of its directors, executive officers, employees or independent contractors any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation (including any spot bonuses or similar bonuses) to any of its directors, executive officers, employees or independent contractors, (D) enter into any employment, severance, or retention agreement with any of its directors, executive officers, employees or independent contractors, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) increase the cost to the Company of maintaining or providing such Company Benefit Plan or extend the time period for the benefits provided thereunder, (F) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (G) terminate the employment of any employee at the level of vice president or above, other than for cause, or hire any new employees, or (H) provide any funding for any rabbi trust or similar arrangement;

(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or publicly announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries or (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

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(ix) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of the Company or the Company Subsidiaries), except for pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or otherwise encumber any material Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of Company Intellectual Property entered in the ordinary course of business consistent with past practice with customers of the Company or the Company Subsidiaries and (B) amendments and modifications, in each case, to existing exclusive, limited distribution rights for Company Products made or entered into in the ordinary course of business consistent with past practice;

(xi) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) other than in the Ordinary Course of Business after reasonable consultation with Parent, (1) materially modify, materially amend, extend or terminate any Material Contract or (2) waive, release or assign any material rights or claims thereunder;

(xii) except in accordance with the Company’s budget provided to Parent prior to the date hereof, (A) make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so or (B) voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $50,000 individually or $100,000 in the aggregate;

(xiii) commence (other than any collection action in the Ordinary Course of Business), waive, release, assign, compromise or settle any Proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties);

(xiv) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xv) amend or modify in any material respect any Privacy Statement of the Company or any Company Subsidiary (other than any amendment or modification reasonably necessary or advisable to comply with applicable Law);

(xvi) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, file any U.S. federal, state or foreign income Tax Return or any other material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date hereof), settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), affirmatively surrender any right to claim a material refund of Taxes, or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (excluding extensions of time obtained in the ordinary course of business consistent with past practice for the filing of Tax Returns);

(xvii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(xviii) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

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(xix) (A) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) materially modify or amend or exercise any right to renew any Company Lease or other lease or sublease of real property, or waive any material term or condition thereof or grant any material consents thereunder, (C) grant or otherwise knowingly create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by the Company, or any interest therein or part thereof, (D) knowingly commit any waste or nuisance on any such property or (E) make any material changes in the construction or condition of any such property;

(xx) other than the Company Stockholders Meeting, convene any special meeting (or any adjournment or postponement thereof) of the Company Stockholders;

(xxi) other than in the Ordinary Course of Business after consultation with Parent, terminate or modify or waive in any material respect any right under any Company Permit;

(xxii) adopt or amend any stockholder rights plan, “poison-pill” or other comparable agreement, including the Shareholder Rights Agreement; or

(xxiii) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that during the Interim Period, except as set forth in Section 5.2 of the Parent Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(a) amend, modify, waive, rescind, change or otherwise restate the Parent Governing Documents (whether by merger, consolidation, operation of law or otherwise) in a manner that would materially and adversely affect the Company Stockholders, or adversely affect the Company Stockholders relative to other holders of Parent Class A Common Stock;

(b) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or any Parent Subsidiary), except (i) dividends and distributions paid or made in the ordinary course of business consistent with past practice by the Parent Subsidiaries to Parent or any other wholly owned Parent Subsidiary and (ii) for transactions that would require an adjustment to the Merger Consideration pursuant to Section 2.1(d) and for which the proper adjustment is made;

(c) split, combine, subdivide, reduce or reclassify any of its capital stock, except for (i) any such transaction involving only wholly-owned Parent Subsidiaries, and (ii) any transactions that would require an adjustment to the Merger Consideration pursuant to Section 2.1(d) and for which the proper adjustment is made;

(d) adopt a plan of complete or partial liquidation or dissolution with respect to Parent or Merger Sub; or

(e) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.3 No Solicitation by the Company.

(a) During the Interim Period, the Company agrees that it shall not, and shall cause the Company Subsidiaries, and its and their respective Representatives to not, directly or indirectly: (i) solicit, initiate, participate in or knowingly encourage or facilitate (including by way of providing information or taking any other action) any inquiry, indication of interest, request, proposal or offer, or the making, submission or announcement of any inquiry, indication of interest, request, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal or Company Acquisition Agreement; (iv) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, or resolve or agree to take any such action; (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly

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recommend against any such Acquisition Proposal within ten (10) Business Days after the public disclosure of such Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Stockholders Meeting); (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (vii) approve, or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”); (viii) call or convene a meeting of the Company Stockholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions; (ix) take any affirmative action to make any Takeover Statute or any applicable provisions of the Company Governing Documents or the Shareholder Rights Agreement, inapplicable to any Acquisition Proposal (other than the Transactions contemplated by this Agreement) or (x) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi) or (x) (to the extent related to the foregoing clauses (iii), (iv), (v) or (vi)), a “Change of Recommendation”). The Company shall, and the Company shall cause the Company Subsidiaries, and shall cause its and their respective Representatives to immediately cease any and all existing solicitation, discussions or negotiations with any persons (or provision of any nonpublic information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.3) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 5.3. Notwithstanding the limitations set forth in this Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide written Acquisition Proposal that did not result from a material breach of this Section 5.3, the Company and the Company Subsidiaries and the Company’s Representatives may contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal so that the Company may inform itself about such Acquisition Proposal. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.3(a) by (x) a Company Subsidiary, (y) a director or officer of the Company or any Company Subsidiary or (z) any other Representatives acting on behalf of the Company or any Company Subsidiary shall be a breach of this Section 5.3(a) by the Company. For purposes of this Section 5.3, (1) the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives, and (2) the term “Representatives” includes any Person or Persons who together, as of the date of this Agreement, is known by the Company to own or hold beneficially (as defined in Rule 13d-3 of the Exchange Act) securities of the Company entitling such Person(s) to cast in the aggregate ten percent (10%) or more of the votes for election of directors of the Company, including any of the Company Stockholders set forth on Exhibit B hereto.

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, written Acquisition Proposal that did not result from a material breach of this Section 5.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal and, in each case, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information with respect to the Company to the Person making such Acquisition Proposal and its Representatives acting on such Person’s behalf, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality

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Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent, and (y) engage in discussions or negotiations with such person with respect to such Acquisition Proposal.

(c) The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the Company’s or any of its Representatives’ receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including a complete, unredacted copy of all written proposals, written indications of interest and/or draft agreements relating to, and/or other written materials that describe any of the terms and conditions of, such Acquisition Proposal, or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and provide to Parent copies of all proposals, offers and proposed agreements relating to an Acquisition Proposal received by the Company or its Representatives, or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall promptly provide (and in any event within twenty-four (24) hours) to Parent any material nonpublic information concerning the Company provided or made available to any other person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing or making available information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3. Unless this Agreement has been validly terminated pursuant to Section 8.1, the Company shall not take any action to exempt any person other than Parent or Merger Sub from the restrictions contained in any applicable Takeover Statute, the Shareholder Rights Agreement or in the Company Governing Documents, or otherwise cause such restrictions not to apply. The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d) Notwithstanding anything in this Section 5.3 to the contrary, but subject to Section 5.3(e), at any time prior to the Company Stockholder Approval being obtained, the Company Board of Directors may (i) make a Change of Recommendation (only of the type contemplated by Section 5.3(a)(iv) or Section 5.3(a)(vi)) in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(g) in order to enter into a definitive agreement providing for an Acquisition Proposal (which, for the avoidance of doubt, did not result from a material breach of this Section 5.3), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors is a Superior Proposal, but only if the Company Board of Directors has (x) determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) complied in all material respects with the terms of Section 5.3(e) hereof; provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1(g). “Intervening Event” means any Effect that is material to the Company and the Company Subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (B) changes in the market price or trading volume of the Company Common Stock, the Parent Class A Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published

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estimates, projections, forecasts or predictions for any period (it being understood that, with respect to this clause (B), the underlying facts or occurrences giving rise to such meeting or exceeding of expectations or projections or such changes or lack thereof in market price or trading volume may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise excluded from this definition).

(e) Prior to the Company taking any action permitted (i) under Section 5.3(d), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, the Company shall procure that its Representatives (including its executive officers) negotiate in good faith (solely to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination Section 5.3(d) (after in good faith taking into account any binding offers for amendments proposed in writing by Parent) or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, the Company shall procure that its Representatives (including its executive officers) negotiate in good faith (solely to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(ii) (after in good faith taking into account any binding offers for amendments proposed in writing by Parent). With respect to Section 5.3(e), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.3(c) and the applicable four (4) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such revision, and the Company Board of Directors shall not take any such action permitted under Section 5.3(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.3(e).

(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Item 1012(a) of Regulation M-A or Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the Company Stockholders with regard to an Acquisition Proposal, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation. For the avoidance of doubt, this Section 5.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Recommendation except to the extent expressly permitted by Section 5.3(d) and Section 5.3(e).

Section 5.4 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholders Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company (with Parent’s reasonable cooperation) shall use reasonable best efforts to prepare within thirty (30) days following the execution of this Agreement a mutually acceptable Proxy Statement/Prospectus (as part of the Form S-4), and Parent (with the Company’s reasonable cooperation) shall use reasonable best efforts to prepare and file within thirty (30) days following the execution of this Agreement with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Class A Common Stock to be issued in the Mergers.

(i) Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Proxy Statement/Prospectus to comply in all material respects with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the

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issuance of Parent Class A Common Stock in connection with the Mergers and (C) keep the Form S-4 effective through the Closing in order to permit the consummation of the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be filed and mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement/Prospectus will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, without limiting the generality of this Section 5.4, with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations or this Agreement or the Transactions. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, at the time and in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Stockholders. Subject to applicable Law, each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Class A Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement/Prospectus, the Form S-4 or the Mergers.

(ii) Prior to filing of the Form S-4, Parent (and the Merger Subs) and the Company shall use their respective reasonable best efforts to execute and deliver to Ellenoff Grossman & Schole LLP, counsel to Parent (“Parent Counsel”), and to Cooley LLP, counsel to the Company (“Company Counsel”), the applicable Tax Representation Letters referenced in Section 6.12(b). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, and prior to the effectiveness of the Form S-4: (A) Parent shall use its reasonable best efforts to cause Parent Counsel to deliver to Parent a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (B) the Company shall use its reasonable best efforts to cause Company Counsel to deliver to the Company a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

(b) Subject to the earlier termination of this Agreement in accordance with Section 8.1, the Company shall (i) as promptly as reasonably practicable after the filing of the Form S-4 with the SEC and in consultation with Parent, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholders Meeting and (ii) duly call, give notice of, convene and hold a meeting of the Company Stockholders for the purpose of seeking the Company Stockholder Approval (as it may be adjourned or postponed as provided below, the “Company Stockholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Form S-4), and the Company shall submit such proposal to the Company Stockholders at the Company Stockholders Meeting and shall not submit any other proposal to the Company Stockholders in connection with the Company Stockholders Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders Meeting) without the prior written consent of Parent. The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last ten (10) Business Days prior to the Company Stockholders Meeting) and (ii) to give written notice (which, for the avoidance of doubt, may be given via email) to Parent one (1) Business Day prior to, and on the date of, the Company Stockholders Meeting, indicating whether, as of such date, sufficient proxies representing the Company Stockholder Approval have been obtained.

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(c) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus or S-4 required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval; provided that unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than ten (10) Business Days, and (y) the Company shall only be permitted to effect no more than one (1) such adjournment or postponement pursuant to this clause (ii) without the prior written consent of Parent; provided that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders Meeting (unless otherwise agreed in writing by Parent). The Company shall use its reasonable best efforts to (A) solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and approval of the Transactions, including the Mergers, (B) enforce the Voting Agreements and (C) take all other action necessary or advisable to secure the Company Stockholder Approval, including, unless the Company Board of Directors has validly made a Change of Recommendation in accordance with Section 5.3, by communicating to the Company Stockholders the Company Board Recommendation and including such Company Board Recommendation in the Proxy Statement/Prospectus. Notwithstanding any Change of Recommendation, unless this Agreement is terminated in accordance with its terms, (x) the Company Stockholders Meeting shall be convened and this Agreement shall be submitted to the Company Stockholders for approval at the Company Stockholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) all other obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal).

Section 5.5 Parent Filings. Parent shall use its best efforts to file, as soon as practicable after the date hereof, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Parent 10-Q”) with the SEC.

Section 5.6 Company Wind-Down. During the Interim Period, the Company and the Company Subsidiaries shall (a) except as Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), use commercially reasonable efforts to wind-down portions of their businesses as set forth on Section 5.6 of the Company Disclosure Letter (the “Wind-Down Matters”) as promptly as practicable after the date hereof and (b) consult with Parent prior to effecting any changes to the Wind-Down Matter; provided, that the Company’s failure to achieve the outcomes set forth on the Wind-Down Matters shall not, in and of itself, constitute a breach of this Agreement or give rise to the failure of any condition to the Closing set forth in Article VII.

Section 5.7 Calculation of Per Share Purchase Price.

(a) For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date anticipated for the date of Closing, as agreed upon by Parent and the Company at least twenty (20) calendar days prior to the Closing; provided, however, that the parties shall use commercially reasonable efforts to cause the Closing to occur on the date of, or immediately following, the Company Stockholders Meeting. At least fifteen (15) calendar days prior to the Anticipated Closing Date, the Company shall deliver to Parent a schedule (the “Purchase Price Schedule”) setting forth the Company’s estimated calculation of (i) the Net Cash at Closing, including each component thereof (the “Net Cash Calculation”), as of the Anticipated Closing Date, and (ii) the Company’s estimated calculation of the Per Share Purchase Price and each components thereof, including the Fully Diluted Company Shares, the Total Merger Consideration and the Net Cash at Closing Adjustment resulting from the estimated Net Cash at Closing.

(b) Within five (5) calendar days after delivery of the Purchase Price Schedule to Parent (the “Response Date”), Parent will have the right to provide notice of a dispute of any part of the Purchase Price Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall be made in good faith in accordance with the requirements of this Agreement and identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation or the other components of the Purchase Price Schedule.

(c) If by the end of 11:59 p.m., Eastern Time, on the Response Date (the “Response Date Effective Time”), Parent fails to deliver a Dispute Notice as provided in Section 5.7(b) then the Net Cash Calculation as set forth in the Purchase Price Schedule shall be deemed to have been finally determined for purposes of this Agreement and

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to represent Net Cash at Closing and the Per Share Purchase Price (including the components thereof) for purposes of this Agreement as of such Anticipated Closing Date, subject to the other requirements of this Section 5.7, including Section 5.7(f) below.

(d) If Parent delivers a Dispute Notice on or prior to the Response Date Effective Time, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash at Closing and the Per Share Purchase Price, which agreed upon Net Cash at Closing and Per Share Purchase Price amounts shall be deemed to have been finally determined for purposes of this Agreement and to represent Net Cash at Closing and the Per Share Purchase Price for purposes of this Agreement, subject to the provisions of Section 5.7(f) below.

(e) If Parent and the Company are unable to negotiate an agreed-upon determination of Net Cash at Closing or any component of the Per Share Purchase Price pursuant to Section 5.7(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent accounting firm of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Purchase Price Schedule (and only such remaining disagreements). The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Purchase Price Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. In making such determination, the Accounting Firm shall act in the capacity of an expert and not as an arbitrator, and shall consider only the disputed item(s) set forth in the Dispute Notice remaining in dispute and the definitions and principles for calculation of such amounts as set forth in this Agreement and any Schedules or Exhibits delivered pursuant hereto. The determination of Net Cash at Closing and the Per Share Purchase Price by the Accounting Firm shall be within the range of values set forth by the Company and Parent. The determination of the amount of Net Cash at Closing or the Per Share Purchase Price made by the Accounting Firm shall be final and binding upon the Parties and shall be deemed to have been finally determined for purposes of this Agreement and to represent Net Cash at Closing and the Per Share Purchase Price for purposes of this Agreement as of the Anticipated Closing Date, and the Parties shall delay the Closing until the resolution of the matters described in this Section 5.7(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Net Cash at Closing that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Net Cash at Closing.

(f) Five (5) Business Days prior to the Anticipated Closing Date, the Company shall deliver to Parent (i) an updated Purchase Price Schedule setting forth any updates to the Purchase Price Schedule delivered pursuant to Section 5.7(a) (and subsequently modified in accordance with the provisions of this Section 5.7) for events occurring on or after the date of the delivery of the original Purchase Price Schedule, if any, that were not otherwise taken into account in the Purchase Price Schedule as finally determined pursuant to clause (c) or (e) of this Section 5.7 or (ii) a written confirmation that no such update is required. The Parties will follow the procedures set forth in Section 5.7(b) through Section 5.7(e) with respect to such updated Purchase Price Schedule, except that for purposes of the updated Purchase Price Schedule, the Response Date will be two (2) Business Days after delivery of the updated Purchase Price Schedule to Parent.

(g) Notwithstanding anything in this Section 5.7 to the contrary, either Party may request a re-determination of Net Cash at Closing and the Per Share Purchase Price if it reasonably appears to be that the Closing Date will occur more than five (5) Business Days after the Anticipated Closing Date. In the event of such re-determination, this Section 5.7 shall apply to such re-determination and such new anticipated Closing Date shall become the revised Anticipated Closing Date.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) During the Interim Period, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours and upon reasonable advance written notice to the Company’s and the Company Subsidiaries’ offices, properties, Contracts, personnel, books and records (so long as any such access does not unreasonably interfere with the Company’s business), and during such period, the Company shall, and shall cause the Company Subsidiaries

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to, use reasonable best efforts to furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request for the purpose of consummating the Mergers or reasonable transition and integration planning. Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good faith judgment of the Company, would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which, in the reasonable good faith judgment of the Company, would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney-client, attorney work product or other legal privilege). Without limiting the foregoing, during the Interim Period, not less than once per calendar week, the Company will provide to Parent the consolidated cash balance of the Company and its Subsidiaries, as reflected in the accounting system of the Company and its Subsidiaries.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company (solely with respect to the matters set forth in clauses (i) and (ii) of this Section 6.1(c) and subject to Section 6.2(b)), (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Mergers or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other Transactions, (ii) of any legal proceeding commenced or, to such Party’s Knowledge, threatened against such Party or any of its Subsidiaries, affiliates, directors or officers or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, affiliates, directors or officers, in each case in connection with, arising from or otherwise relating to the Mergers or any other transaction contemplated by this Agreement, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to Parent and Merger Sub; provided, further, other than in the case of the Company’s willful breach of this Section 6.1(c), that the Company’s obligations, actions or inactions pursuant to this Section 6.1(c), in each case and in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) has been satisfied.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Mergers, as soon as practicable after the date hereof, including preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary or advisable applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, including the Mergers.

(b) Each of the Parties shall, in connection with the efforts referenced in Section 5.3(a), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with investigation or other inquiry, including any suit, action, investigation or proceeding initiated by a private party, (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such Person (or another Person)

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is or may be required in connection with the Merger and the other transactions contemplated by this Agreement, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity, any Governmental Entity and of any communication received or given in connection with any suit, action, investigation or proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party, to the extent practicable under the circumstances, to review in draft form any proposed substantive communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other, to the extent practicable under the circumstances, in advance of any in-person or telephonic or video meeting or conference with any Governmental Entity or, in connection with any suit, action, investigation or proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws.

(c) In connection with and without limiting the foregoing, the Company shall use reasonable best efforts to give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Mergers, which such consents are listed in Section 6.2(c) of the Company Disclosure Letter. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay for any consent, or other similar fee, payment or consideration, make any other material concession or provide any additional security (including a guaranty), in order to obtain such third party consents (except, in the case of the Company, if requested by Parent and either (i) reimbursed for by Parent or (ii) subject to the occurrence of the Effective Time).

Section 6.3 Publicity. During the Interim Period, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Mergers, the other Transactions or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Mergers, the other Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 6.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3; provided, further, that the obligations set forth in this Section 6.3 shall not apply to any communication regarding an Acquisition Proposal to the extent in accordance with Section 5.3(f) or a Change of Recommendation to the extent in accordance with Section 5.3.

Section 6.4 D&O Insurance and Indemnification.

(a) For six (6) years from and after the Effective Time, Parent shall indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons

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serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Company’s or its Subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement shall survive the Transactions, including the Mergers, and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions).

(c) At or prior to the Effective Time, the Company shall purchase a six (6)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith cooperate with Parent prior to Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions thereof.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the

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other Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Mergers or any of the other Transactions.

Section 6.6 Merger Sub Stockholder Consents; Obligations of Merger Sub. Parent will execute the Merger Sub Stockholder Consents and deliver copies thereof to the Company within two (2) Business Days after the execution of this Agreement. Parent shall take all action necessary to cause the Merger Subs to perform their obligations under this Agreement and to consummate the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any breach by either of the Merger Subs of the covenants of such Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Section 6.7 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8 Stockholder Litigation. The Company shall provide Parent prompt notice of any litigation brought by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries or any of their respective directors or officers relating to the Mergers or any of the other Transactions or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.8 and Section 5.1 or Section 6.2, the provisions of this Section 6.8 shall control.

Section 6.9 Termination of Registration. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Company Common Stock, the Public Warrants and the Preferred Share Purchase Rights under the Exchange Act; provided that such termination shall not be effective until at or after the Effective Time.

Section 6.10 Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 6.11 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in connection with the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.12 Certain Tax Matters.

(a) None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by a determination as such term is used in Section 1313 of the Code, shall report, for U.S. federal income Tax purposes, the Mergers, taken together, as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Parties and their respective affiliates and Representatives shall promptly notify the other Party when such notifying Party knows or has reason to believe that the Mergers may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Mergers qualifying as a “reorganization” within the meaning of Section 368(a) of the Code).

(b) (i) The Company shall use its reasonable best efforts to deliver to Company Counsel and Parent Counsel a “Company Tax Representation Letter,” dated both as of the date of the Tax opinions referenced in Section 5.4(a)(ii) and as of the Closing Date and signed by an officer of the Company, containing representations of the

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Company, and (ii) Parent (and the Merger Subs) shall use their reasonable best efforts to deliver to Parent Counsel and Company Counsel a “Parent Tax Representation Letter” (together with the Company Tax Representation Letter, the “Tax Representation Letters”), dated both as of the date of the Tax opinions referenced in Section 5.4(a)(ii) and as of the Closing Date, and signed by an officer of Parent (and the Merger Subs), containing representations of Parent (and the Merger Subs), in each case of clauses (i) and (ii), as shall be reasonably satisfactory in form and substance to Parent Counsel and Company Counsel, respectively, and reasonably necessary or appropriate to enable (I) Parent Counsel to render the applicable tax opinions described in Section 5.4(a)(ii) and Section 7.2(e) and (II) Company Counsel to render the applicable tax opinions described in Section 5.4(a)(ii) and Section 7.3(c), and Parent Counsel and Company Counsel shall be entitled to rely upon such representations in rendering any such opinions. Each of Parent (and the Merger Subs) and the Company shall cooperate in good faith with one another to carry out this Section 6.12 and to obtain the applicable tax opinions described in Section 5.4(a)(ii), Section 7.2(e) and Section 7.3(c), as applicable. In the event counsel other than Parent Counsel or Company Counsel is to render the tax opinion described in Section 7.2(e) or Section 7.3(c), references in this Section 6.12(b) to Company Counsel or Parent Counsel shall be deemed references to such other counsel, as applicable.

(c) Prior to the Closing, the Company shall deliver to Parent a certificate in a form reasonably acceptable to Parent dated as of within thirty (30) days prior to the Closing and certifying that the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 6.13 Employee Matters.

(a) Prior to the Closing, Parent may, on behalf of the Company and its Subsidiaries, make new offers of employment by the Company or its Subsidiaries to employees of the Company or its Subsidiaries, such new employment terms to be in effect immediately after the Effective Time. Additionally, prior to the Closing, Parent may provide to the Company a written list of employees of the Company or its Subsidiaries that Parent desires to be terminated as of the Effective Time, and the Company and its Subsidiaries will terminate such employees as of the Effective Time, which terminated employees will not be Continuing Employees (as defined below) hereunder. Effective as of immediately after the Effective Time and for a period of twelve (12) months thereafter, Parent shall provide to each employee of the Company and Company Subsidiary who continues to be employed by Parent or any Subsidiary thereof (including the Company or its Subsidiaries) (the “Continuing Employees”), (i) a base salary or wage rate, as applicable, and an annual cash incentive compensation opportunity that, in the aggregate, are no less favorable than those in effect for such Continuing Employee as of immediately after the Effective Time, and (ii) employee benefits (including retirement and health and welfare benefits, but excluding cash and equity compensation) that, in the aggregate, are substantially comparable in the aggregate to those in effect for such Continuing Employee immediately after the Effective Time. If Parent or any Parent Subsidiary does not comply with the obligations of the above sentence with respect to a Continuing Employee, Parent shall be obligated to offer the Continuing Employee the option of (i) employment termination and receiving the severance benefit described in the next sentence, or (ii) continued employment with the compensation and benefit plans offered by Parent at that time. With respect to each Continuing Employee who is not eligible to receive severance benefits pursuant to a Company Benefit Plan immediately prior to the Effective Time, for a period of twelve (12) months after the Effective Time, Parent shall provide to each such Continuing Employee severance benefits that are no less favorable than those set forth on Section 6.13(a) of the Company Disclosure Letter.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Parent and its Subsidiaries shall use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, credit for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent (i) that its application would result in a duplication of benefits, (ii) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan or long-term incentive plan, (iii) for purposes of any plan, program or arrangement under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (iv) for purposes of any plan that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, and without limiting the generality of the foregoing, (x) for purposes of each New Plan

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providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions were not waived under the Company Benefit Plan of the same type in which such Continuing Employee participated immediately prior to the Effective Time (“Old Plan”) and (y) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of- pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, including after the Closing the Company or its Subsidiaries, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, including after the Closing the Company or its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.13 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or the Surviving Company or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.14 Contribution. At least one (1) day after the Second Effective Time, Parent shall transfer all of the outstanding equity of the Surviving Company to OpCo (the “Contribution”) in exchange for a number of Class A Units of OpCo equal to the number of shares of Parent Class A Common Stock issued as Merger Consideration. The Parties intend to report and, except to the extent otherwise required by a determination as such term is used in Section 1313 of the Code, shall report, for U.S. federal income Tax purposes, and, with respect to the Mergers, the Contribution as a transfer of the assets of the Surviving Company that satisfies the continuity of business enterprise requirements under Treasury Regulations Section 1.368-1(d)(4)(iii).

ARTICLE VII.
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Parent, the Merger Subs and the Company in writing, as the case may be:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Nasdaq Listing. The shares of Parent Class A Common Stock to be issued in the Mergers shall have been approved for listing on the Nasdaq (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by or before the SEC seeking a stop order.

(d) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

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Section 7.2 Conditions to Obligations of Parent. The obligations of Parent and the Merger Subs to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by Parent and the Merger Subs in writing, as the case may be:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(a) (other than the last sentence of Section 3.1(a)), the first sentence of Section 3.1(b), Section 3.2(a), Section 3.2(c), Section 3.2(d), Section 3.2(e), Section 3.3, Section 3.21, Section 3.22 or Section 3.24 (A) that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and (B) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 3.8(a) shall be true and correct in all respects; and (iii) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants. The Company shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred on or after the date of this Agreement and be continuing as of immediately prior to the Effective Time.

(d) Company Officer Certificate. Parent and the Merger Subs shall have received from the Company a certificate, dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in clauses (a), (b) and (c) immediately above have been satisfied.

(e) Parent Tax Opinion. Parent shall have received the written opinion of Parent Counsel (or another nationally recognized law firm reasonably satisfactory to the Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Parent Counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to Parent) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(f) Shareholder Rights Agreement Amendment. The Shareholder Rights Agreement Amendment shall be in full force and effect, and the Shareholder Rights Agreement and each of the Preferred Share Purchase Rights shall automatically terminate (or, to the extent a Person other than Parent shall have become an “Acquiring Person” (as defined therein) under the Shareholder Rights Agreement prior to the Closing such that the Preferred Share Purchase Rights become exercisable thereunder, be exchanged for shares of Common Stock entitled to receive the Merger Consideration) upon or immediately prior to the Effective Time.

(g) Minimum Net Cash at Closing. The Net Cash at Closing shall be equal to or greater than Ten Million U.S. Dollars ($10,000,000).

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Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part (to the extent permitted by applicable Law) by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and the Merger Subs set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.8 and Section 4.13 (A) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and (B) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.8 shall be true and correct in all respects; and (iii) the other representations and warranties of Parent and the Merger Subs set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and the Merger Subs shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Closing.

(c) Parent Closing Certificate. The Company shall have received from Parent a certificate dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in clauses (a) and (b) immediately above have been satisfied.

(d) Company Tax Opinion. The Company shall have received a written opinion from Company Counsel (or another nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions, set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Company Counsel (or, if applicable, another nationally recognized law firm reasonably satisfactory to the Company) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(e) Parent Filings. The Parent 10-Q shall have been filed with the SEC.

ARTICLE VIII.
TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time before the Effective Time by action of Parent or the Company (as applicable) only as follows (with any termination by Parent also being an effective termination by the Merger Subs):

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) Parent or the Merger Subs shall have breached or failed to perform their respective representations, warranties covenants or agreements under this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is not capable of being cured by Parent or the Merger Subs, as applicable, by the Outside Date or, if capable of being cured, shall not have been cured by Parent or the Merger Subs on or before the earlier of (x) the Outside Date and (y) the date that is twenty (20) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if the Company is then in material breach of this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied;

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(c) by Parent, in the event that (i) the Company shall have breached or failed to perform its representations, warranties, covenants or agreements under this Agreement which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is not capable of being cured by the Company by the Outside Date or, if capable of being cured, is not cured by the Company before the earlier of (x) the Outside Date and (y) the date that is twenty (20) calendar days following Parent’s delivery of written notice of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent or the Merger Subs is then in material breach of this Agreement which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied;

(d) by either Parent or the Company if the Effective Time shall not have occurred on or prior to 5:00 p.m. New York City time on September 29, 2025 (the “Outside Date”); provided that in the event that (x) the Effective Time has not occurred prior to the original Outside Date and the only conditions to Closing set forth in Article VII that has not be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are then capable of being satisfied) are the conditions set forth in Section 7.1(a) through (c), and (y) the SEC shall have conducted a review of the Form S-4 after it was initially filed with the SEC, then the Outside Date shall automatically be extended to November 12; provided further, that, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose breach of a covenant under this Agreement in any material respect has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e) by Parent, if (i) prior to obtaining the Company Stockholder Approval, the Company Board of Directors shall have effected a Change of Recommendation, (ii) following the commencement of a tender or exchange offer relating to the Company Common Stock by a third party, the Company Board of Directors states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Company Board Recommendation and recommend that the holders of shares of Company Common Stock reject such tender or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five (5) Business Days prior to the Company Stockholders Meeting); or (iii) the Company or the Company Board of Directors shall have failed to include in the Proxy Statement the Company Board Recommendation;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(g) by the Company at any time prior to the Company Stockholder Approval in order to enter into a definitive agreement providing for a Superior Proposal in compliance with Section 5.3; provided, that concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays or causes to be paid to Parent the Termination Fee payable pursuant to Section 8.2(b)(iii);

(h) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(i) by the Company, if the Parent 10-Q shall not have been filed with the SEC within thirty (30) days after the date of this Agreement; provided, that upon the Parent 10-Q being filed with the SEC, the Company shall no longer have the right to terminate under this Section 8.1(i).

Section 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect and there shall be no liability on the part of Parent, the Merger Subs or the Company, and all rights and obligations of any Party hereto shall cease, except that the Confidentiality Agreement, this Section 8.2, Section 9.1 and Section 9.3 through Section 9.12 (and Annex I and the other definitions herein to the extent applicable to such Sections) shall survive such termination; provided that no such termination shall relieve any Party of any liability or damages for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement: (i) “willful breach” shall mean

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an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and actually knows would, or knows would reasonably be expected to, be or cause a material breach of this Agreement; and (ii) “fraud” shall mean common law fraud under Delaware Law with respect to the representations and warranties expressly made by a Party in Article III or Article IV of this Agreement, as applicable, that is committed with actual knowledge of falsity and with the intent to deceive or mislead another; provided, that “fraud” shall not include any claim based solely on constructive fraud, negligent misrepresentation, recklessness or any form of negligence of willful disregard; provided further, that the Company shall be entitled and have the right to pursue and, to the extent proven, recover damages in the name of and on behalf of the Company Stockholders to the fullest extent provided by Section 261(a)(1) of the DGCL in the case of any such willful breach or fraud by Parent or the Merger Subs; provided, that any such damages in respect of any damages lost by the Company Stockholders shall solely be recoverable and enforceable by and owed to the Company.

(b) Termination Fee; Expense Reimbursement.

(i) If (A) (x) Parent terminates this Agreement pursuant to Section 8.1(d) or Section 8.1(h), (y) the Company terminates this Agreement pursuant to Section 8.1(d) (and at such time Parent would be permitted to terminate this Agreement pursuant to Section 8.1(d)) or Section 8.1(h), or (z) Parent terminates this Agreement pursuant to Section 8.1(c) as a result of a breach, failure to perform or violation described in such Section either (1) relating to Section 5.3 or (2) that first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date hereof and prior to the date of such termination a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board of Directors or Company management, and in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) Business Days prior to the earlier of the date of the Company Stockholders Meeting and the date of such termination, and (C) within twelve (12) months of such termination, a transaction implementing an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into (whether or not the transaction implementing such Acquisition Proposal is subsequently consummated), the Company shall pay or cause to be paid to Parent a cash fee equal to Four Hundred Fifty Thousand U.S. Dollars ($450,000) (the “Termination Fee”) on the date that is the earlier of (1) the date any such Acquisition Proposal is consummated and (2) the date of entry into any such definitive agreement. Solely for purposes of this Section 8.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(ii) If (A) Parent terminates this Agreement pursuant Section 8.1(e) (or this Agreement is terminated by Parent or the Company pursuant to another provision at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(e)) or (B) the Company terminates this Agreement pursuant to Section 8.1(d) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(e), then, within two (2) Business Days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 8.1(g), concurrently with or prior to (and as a condition to) such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) If the Company terminates this Agreement pursuant to Section 8.1(i), then Parent shall pay or cause to be paid to the Company the documented out-of-pocket expenses actually incurred by or on behalf of the Company and its Subsidiaries in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the documents related hereto or the Mergers or the other Transactions contemplated hereby or thereby, up to a maximum aggregate amount equal to Four Hundred Fifty Thousand U.S. Dollars ($450,000) (the “Company Expenses”), such payment to be made within two (2) Business Days after the later of (A) such termination and (B) the date that the Company has provided reasonable documentation to Parent evidencing the Company Expenses.

(v) In the event any amount is payable by the Company or Parent, as applicable pursuant to the preceding clauses (i), (ii) (iii) or (iv) such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Party receiving such payment (which account shall be designated by such Party upon written request by the other Party to allow the paying Party to pay or cause to be paid to the receiving Party any amounts payable hereunder within the time periods required by this Section 8.2). Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be obligated to pay or cause to be paid the Termination Fee on more than one occasion.

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(c) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that neither the Termination Fee not the Company Expenses is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the receiving Party in the circumstances in which the Termination Fee or Company Expenses, as applicable, is or are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company or Parent, as applicable, fails to pay in a prompt and timely manner any amount due pursuant to Section 8.2(b), then (i) such Party shall reimburse the other Party for all reasonable and documented out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) such Party shall pay to the other Party interest on the amounts payable pursuant to Section 8.2(b) from and including the date payment of such amounts were due but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, except for a Party’s right to seek monetary damages for the other Party’s fraud (solely as it relates to the representations and warranties expressly made in Article III or Article IV) or willful breach occurring prior to or upon the valid termination of this Agreement, and without limiting Parent’s or Merger Sub’s or the Company’s, as applicable, right to specific performance in accordance with Section 9.12, (A) (i) the Termination Fee (and any other amounts expressly contemplated by this Section 8.2(c), if any) shall be the sole and exclusive monetary remedy available to Parent and the Merger Subs in connection with this Agreement and the Transactions in any circumstance in which the Termination Fee becomes due and payable pursuant to Section 8.2(b) and is actually paid by the Company to Parent in full in accordance with this Agreement and (ii) the Company Expenses (and any other amounts expressly contemplated by this Section 8.2(c), if any) shall be the sole and exclusive monetary remedy available to the Company in connection with this Agreement and the Transactions in any circumstance in which the Company Expenses becomes due and payable pursuant to Section 8.2(b) and are actually paid by Parent to the Company full in accordance with this Agreement, and (B) (i) upon Parent’s receipt of the full Termination Fee (and any other amounts contemplated by this Section 8.2(c), if any) pursuant to this Section 8.2 in circumstances in which the Termination Fee is payable pursuant to Section 8.2(b), none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, agents or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or (ii) upon the Company’s receipt of the Company Expenses (and any other amounts contemplated by this Section 8.2(c), if any) pursuant to this Section 8.2 in circumstances in which the Company Expenses are payable pursuant to Section 8.2(b), none of Parent, the Merger Subs, any other Parent Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, agents or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, Parent or the Company may seek specific performance to cause the Company or Parent, as applicable, to consummate the Transactions in accordance with Section 9.12 or the payment of the Termination Fee or the Company Expenses, respectively, pursuant to this Section 8.2(c), but in no event shall Parent or the Company, as applicable, be entitled to both (i) specific performance to cause the Company or Parent, as applicable, to consummate the Transactions in accordance with Section 9.12 and (ii) the payment of the Termination Fee or the Company Expenses, as applicable, pursuant to this Section 8.2(c).

ARTICLE IX.
MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise expressly provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise expressly set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, the Merger Subs or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. The conditions to each of the respective Parties’ obligations to consummate the Mergers and

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the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by the Company, Parent or the Merger Subs in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties, covenants and agreements in this Agreement or in any certificate, schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance in whole or in part after the Effective Time.

Section 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Mergers are consummated.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that, there is no return error message or other notification of non-delivery received by the sender) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to: Zeo Energy Corp. 232 River Bend Lane Provo, Utah 84604 Attention: Stirling Adams Telephone No.: [*] Email: [*]

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:  Douglas S. Ellenoff, Esq.;
          Matthew A. Gray, Esq.
Telephone No.: [*]
Email: [*]

If to the Company, to: Heliogen, Inc. 130 West Union Street Pasadena, California 91103 Attn: Debbie Chen Email: [*]	with a copy (which will not constitute notice) to: Cooley LLP 355 South Grand Avenue, Suite 900 Los Angeles, California 90071-1560 Attn: John-Paul Motley; Bill Roegge Telephone No.: [*] Email: [*]; [*]

Section 9.5 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The phrase “made available,” when used in reference to anything made available to Parent, the Merger Subs, or any of their respective Representatives, in each case, shall be deemed to only include documents or information (a) uploaded into electronic folders to which Parent and its Representatives were given full access within the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transactions or (b) publicly available, without redactions, on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC prior to the date of this Agreement, in each case, at least one (1) Business Day prior to the date of this Agreement. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the

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context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.6 Counterparts. This Agreement may be executed manually or by electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign or HelloSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.7 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter and the documents or agreements attached as Exhibits or Annexes hereto, each of which are incorporated herein by reference) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and the Merger Subs shall be permitted to take the actions contemplated by this Agreement).

(b) Except as provided in Section 6.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter and the documents or agreements attached as Exhibits or Annexes hereto) including the documents and the instruments referred to herein or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Mergers are fulfilled to the extent possible.

Section 9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of Laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying

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of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.9(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 9.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.12 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, it is agreed that each Party shall be entitled to seek an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party entitled under the terms of this Agreement at law or in equity.

(c) The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

{Remainder of Page Intentionally Left Blank; Signature Page Follows}

Annex A-55

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officers thereunto duly authorized as of the date first written above.

Parent:
Zeo Energy Corp.
By:	/s/ Timothy Bridgewater
	Name:	Timothy Bridgewater
	Title:	Chief Executive Officer
Merger Sub I:
Hyperion Merger Corp.
By:	/s/ Timothy Bridgewater
	Name:	Timothy Bridgewater
	Title:	President
Merger Sub II:
Hyperion Acquisition LLC
By:	/s/ Timothy Bridgewater
	Name:	Timothy Bridgewater
	Title:	President

{Signature Page to Merger Agreement}

Annex A-56

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officers thereunto duly authorized as of the date first written above.

The Company:
Heliogen, Inc.
By:	/s/ Christiana Obiaya
	Name:	Christiana Obiaya
	Title:	Chief Executive Officer

{Signature Page to Merger Agreement}

Annex A-57

Exhibit A
Form of Voting Agreement

Annex A-58

Exhibit B
List of Company Stockholders Entering into Voting Agreements

1.    Nant Capital, LLC

2.    Cambridge Equities

Annex A-59

Annex I
Definitions

1. Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (i) are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision) and (ii) do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest from a person (as defined in Section 5.3) (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including the U.S. domestic public bribery statute (18 U.S.C. 201), the U.S. Travel Act, legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010.

“Applicable Accounting Principles” means (i) those accounting principles, methods, policies, practices and procedures that were applied in the preparation of the Company’s December 31, 2024 audited financial statements, to the extent consistent with GAAP; and (ii) to the extent not covered by the preceding clause to be in accordance with GAAP, shall be in accordance with GAAP as of the date of this Agreement.

“Athena Warrant Agreement” means that certain warrant agreement dated March 16, 2021, as amended from time to time, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company.

“Business Days” means any day other than (a) a Saturday or a Sunday or (b) a day on which commercial banking and savings and loan institutions are authorized or required by Law to be closed in Los Angeles, California or New York, New York.

“Closing Cash” means, as of the Reference Time and as determined in accordance with Applicable Accounting Principles, the aggregate cash, cash equivalents, and short term investments of the Company and its Subsidiaries on hand or in bank accounts or investment accounts, including deposits in transit, minus the aggregate amount of outstanding and uncleared checks issued by or on behalf of the Company or its Subsidiaries and other withdrawals (and credits) in transit as of such time.

“Closing Current Assets” means, as of the Reference Time and as determined in accordance with Applicable Accounting Principles and without duplication, the consolidated current assets of the Company and its Subsidiaries, excluding the Closing Cash and excluding any lease deposits. For the avoidance of doubt, the [***] will not be included as a Closing Current Asset.

“Commercial Warrant” means each of the following: (i) Warrant to Purchase Class A Common Stock of the Company pursuant to the Commercial-Scale Demonstration Agreement, dated March 28, 2022, as amended from time to time, by and between the Company and Woodside Energy (USA) Inc., (ii) Warrant to Purchase Class A Common Stock of the Company pursuant to the Collaboration Agreement, dated March 28, 2022, as amended from time to time,

Annex A-60

by and between the Company and Woodside Energy (USA) Inc. and (iii) Warrants to Purchase Company Common Stock issued to Cornerstone Government Affairs, Inc. on each of April 19, 2022 and August 14, 2023, in each case with an exercise price of $0.35 per share of Company Common Stock.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Convertible Securities” means, collectively, the Company Options, Company Warrants and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Awards” means the In-the-Money Company Options and the Company RSUs.

“Company Equity Plans” means (i) the Company’s 2013 Stock Incentive Plan, as amended and restated from time to time and (ii) the Company’s 2021 Equity Incentive Plan, as amended and restated from time to time.

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended from time to time.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Government Contract” means a Contract to which the Company or any Company Subsidiary is a party or bound with any Governmental Entity or any prime contractor of a Governmental Entity in the Company’s or Company Subsidiary’s capacity as a prime contractor or any subcontractor with respect to any such Contract.

“Company Intellectual Property” means all: (i) patents and patent applications, (ii) registered trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names and applications therefor, (iii) domain name and social media handle registrations, (iv) copyright registrations and applications for copyright registration, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by the Company or any Company Subsidiary with any state, government or other public authority, in each case, that are owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to, the Company or any Company Subsidiary, whether wholly or jointly owned.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes after the date hereof in United States, regional, global or international economic conditions, including any changes after the date hereof affecting financial, credit, foreign exchange or capital market conditions; (b) any changes after the date hereof in conditions in any industry or industries in which the Company and the Company Subsidiaries operate; (c) any changes after the date hereof in general political, geopolitical, regulatory or legislative conditions in the United States or any other country or region of the world, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, cyberattack, war (whether or not declared), epidemics or pandemics, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent directly resulting from the execution and delivery of

Annex A-61

this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided, however, that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is explicitly requested in writing by Parent or otherwise expressly required by this Agreement, and, in either case, taken or not taken in accordance with the specifications of such request or requirement (other than pursuant to Section 5.1(a)); and (j) any of the Wind-Down Matters which is taken in accordance with the requirements set forth in Section 5.6 of the Company Disclosure Letter; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry or industries and geographies in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.

“Company Option” means each option to purchase Company Common Stock granted under any Company Equity Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time.

“Company Products” means any and all products and services that are or have been in the two (2) years prior to the date of this Agreement marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary.

“Company RSU” means each restricted stock unit award relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time and subject solely to service-based vesting requirements.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Warrants” means the Commercial Warrants and the SPAC Warrants.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of February 27, 2025, between Parent and the Company, as it may be amended.

“Contract” means any legally binding written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign Laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company and the Company Subsidiaries.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Law which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

Annex A-62

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean an amount equal to the quotient obtained by dividing (A) the Per Share Purchase Price by (B) the Parent Stock Price.

“Export Controls” means (a) all applicable export and reexport control Laws and regulations imposed, administered, or enforced by the U.S. government, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations, and (b) all applicable export and reexport control and antiboycott Laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Foreign Governmental Body” is a Governmental Entity in a jurisdiction outside the United States.

“Fully Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock, including any outstanding Company Preferred Stock (if any) on an as-converted basis and treating all outstanding Company Options, Company RSUs and Commercial Warrants as fully vested and exercised (if applicable) on a net exercise basis as of immediately prior to the Effective Time, but excluding all Cancelled Shares and all shares of Company Common Stock issuable pursuant to any Out-of-the-Money Company Options.

“GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as currently in effect and as may be amended from time to time.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“Import Restrictions” means (a) all applicable import Laws and regulations imposed, administered, or enforced by the U.S. government, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, and (b) all applicable import Laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Indebtedness” means with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or other debt security; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all capital lease obligations and all synthetic lease obligations; (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances; and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

Annex A-63

“Information Privacy and Security Laws” means any applicable Law, rule, regulation or directive, including all binding guidance issued by any Governmental Entity thereunder, governing: (a) the privacy, protection, Processing, or security of Personal Data or (b) online behavioral advertising, website and mobile application tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, and email marketing. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following to the extent applicable to the Company or any Company Subsidiaries: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the GDPR (and any European Union member states’ Laws and regulations implementing the GDPR), Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, the Gramm-Leach-Bliley Act, state privacy and data security Laws, state social security number protection Laws, state data breach notification Laws, state consumer protection Laws, and other applicable data protection Laws of the jurisdictions in which the Company or the Company Subsidiaries operate or which are otherwise applicable to their respective businesses.

“Intellectual Property” means any and all intellectual property or other proprietary rights, whether statutory, common law or otherwise, arising in any jurisdiction in the world, including all: (a) all United States and foreign patents and applications therefor; (b) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (c) trademarks, service marks, trade dress rights and similar designation of origin and rights therein; (d) all rights in mask works, and all mask work registrations and applications therefor; (e) rights in trade secrets and confidential information; (f) rights of attribution and integrity and other moral rights of an author; and (g) any other similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter with respect to Parent or the Merger Subs or (b) the individuals set forth on Section 1.1(a) of the Company Disclosure Letter with respect to the Company, in each case after reasonable inquiry of such individual’s direct reports reasonably expected to have knowledge of such matters.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Liabilities” means, as of the Reference Time and determined in accordance with the Applicable Accounting Principles and without duplication, any and all debts, liabilities, and commitments of any kind or nature of the Company or its Subsidiaries (on a consolidated basis)) under the Applicable Accounting Principles, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or otherwise, and whether arising under any law, rule, regulation, contract, agreement, order, judgment, or decree or otherwise, and, in each case, only to the extent corresponding to the categories or ledger entries set forth on Annex II hereto, it being understood that any category or ledger entry of debt, liability or commitment not set forth on Annex II hereto shall not constitute a Liability for purposes of this Agreement.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

Annex A-64

“Net Cash at Closing” means, as of the Reference Time, (a) the Closing Cash, plus (b) the Closing Current Assets, minus (c) the aggregate amount of Liabilities. Notwithstanding the foregoing, to the extent that the Closing has not occurred on or prior to August 20, 2025 primarily due to delays caused by the Parent’s failure to file the Parent 10-Q or other required Exchange Act filing on a timely basis with the SEC, the Net Cash at Closing will be adjusted by the Parties to an amount that reasonably takes into account the impacts of such delays, as reasonably agreed by the Parties.

“Net Cash at Closing Adjustment” means: (a) if Net Cash at Closing is greater than or equal to the Net Cash Collar Floor but less than or equal to the Net Cash Collar Ceiling, an amount equal to Zero U.S. Dollars ($0); (b) if Net Cash at Closing is greater than the Net Cash Collar Ceiling, an amount (expressed as a positive number) equal to (i) fifty percent (50%) of (ii) (A) the Net Cash at Closing, minus (B) the Net Cash Collar Ceiling; and (c) if the Net Cash at Closing is less than the Net Cash Collar Floor, an amount (expressed as a negative number) equal to (i) fifty percent (50%) of (ii) (A) the Net Cash at Closing, minus (B) the Net Cash Collar Floor.

“Net Cash Collar Ceiling” means an amount equal to Sixteen Million U.S. Dollars ($16,000,000).

“Net Cash Collar Floor” means an amount equal to Thirteen Million U.S. Dollars ($13,000,000).

“NYSE” means the New York Stock Exchange.

“OpCo” means ESGEN OpCo, LLC, a Delaware limited liability company.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that otherwise requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (a) be disclosed or distributed in Source Code form, (b) be licensed for purposes of preparing derivative works or (c) be redistributed at no charge.

“Ordinary Course of Business” means, in the case of each of the Company, Parent and the Merger Subs, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Interim Period, the Ordinary Course of Business of the Company or the Company’s Subsidiaries shall also include activities with respect to the winding down of the Company’s operations.

“Ordinary Course License” means standard licenses contained in customer subscription, license or service agreements with respect to Company Products or confidentiality agreements, in each case that are non-exclusive, and granted in the Ordinary Course of Business.

“Out-of-the-Money Company Options” means Company Options with a per share exercise price greater than or equal to the Per Share Purchase Price (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Common Stock).

“Parent Equity Plans” means all employee and director equity incentive plans of Parent and agreements for equity awards in respect of Parent Class A Common Stock granted under the inducement grant exception.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes after the date hereof in United States, regional, global or international economic conditions, including any changes after the date hereof affecting financial, credit, foreign exchange or capital market conditions; (b) any changes after the date hereof in conditions in any industry or industries in which Parent and the Parent Subsidiaries operate; (c) any changes after the date hereof in general political, geopolitical, regulatory or legislative conditions in the United States or any other country or region of the world, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or

Annex A-65

published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), epidemics or pandemics, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent directly resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided, however, that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or to address the consequences of litigation); and (i) any action or failure to take any action which action or failure to act is explicitly requested in writing by the Company or otherwise expressly required by this Agreement, and, in either case, taken or not taken in accordance with the specifications of such request or requirement; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry or industries and geographies in which Parent and the Parent Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.

“Parent Stock Price” means an amount equal to $1.5859 per share, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like with respect to shares of Parent Class A Common Stock after the date of this Agreement.

“Parent Subsidiaries” means the Subsidiaries of Parent (including, for the avoidance of doubt, OpCo and its Subsidiaries).

“Per Share Purchase Price” means the dollar amount (rounded up to the nearest cent) equal to (i) the Total Merger Consideration, divided by (ii) the Fully Diluted Company Shares.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due or that is being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the Ordinary Course of Business; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the Ordinary Course of Business; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary; (ix) is a pledge or deposit to secure performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature that, in each case, is not material; and (x) that has arisen in the Ordinary Course of Business and does not adversely affect the value, ownership, use or operation of the property subject thereto.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

Annex A-66

“Personal Data” means any and all information in the Company’s or the Company’s Subsidiaries’ possession, custody, or control that can reasonably be used to identify an individual natural person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or is linked to any such data element that can reasonably be associated with an individual natural person). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any Information Privacy and Security Laws.

“Privacy Statements” means the Company’s and the Company Subsidiaries’ publicly posted privacy policies (including if posted on the Company’s or the Company Subsidiaries’ products and services) regarding the Company’s and the Company’s Subsidiaries’ collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification or processing of Personal Data.

“Private Placement Warrants” means the redeemable warrants exercisable to purchase one share of Company Common Stock at an exercise price of $402.50 per share and governed by the Athena Warrant Agreement.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Protected Information” means (a) Personal Data; (b) any other information in the Company’s or the Company’s Subsidiaries’ possession, custody, or control that is governed, regulated or protected by one or more Information Privacy and Security Laws; (c) any confidential information of the Company or a Company Subsidiary that the Company or a Company Subsidiary receives, creates, transmits or maintains in electronic form through Company or Company Subsidiary systems, networks, or information technology; or (d) any sensitive information in the Company’s or the Company’s Subsidiaries’ possession, custody, or control which the Company is contractually bound to keep confidential.

“Public Warrants” means the redeemable warrants exercisable to purchase one share of Company Common Stock at an exercise price of $402.50 per share, traded on the OTC (over-the-counter) market (and prior to November 8, 2023, on the NYSE) under the trading symbol HLGNW and governed by the underlying warrant agreement dated March 16, 2021, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the Transactions, including any payments by Parent hereunder to occur at the Closing, but treating any obligations in respect of Liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Representatives” means, when used with respect to any Person, its affiliates, and the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its affiliates.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholder Rights Agreement” means that certain Rights Agreement, dated April 16, 2023 by and between the Company and Continental Stock Transfer and Trust Company, and as amended on April 16, 2024, December 17, 2024, April 14, 2025, and as further amended by the Shareholder Rights Agreement Amendment.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code, object code or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (d) all user documentation, including user manuals and training materials, relating to any of the foregoing.

Annex A-67

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“SPAC Warrants” means the Public Warrants and Private Placement Warrants.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. For the avoidance of doubt, OpCo and its Subsidiaries shall be Subsidiaries of Parent.

“Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to eighty percent (80%) and twenty percent (20%), respectively) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (and after giving effect to any changes to the terms of this Agreement proposed by Parent in a binding written offer pursuant to Section 5.3, if any) (i) reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company Stockholders from a financial point of view than the Mergers and the other Transactions contemplated by this Agreement, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3)).

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium,” “supermajority,” “affiliate transaction” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, and local and non-U.S. taxes and assessments, levies, duties, tariffs, imposts and other similar charges and fees in the nature of a tax, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means all forms of technology and content, including any or all of the following: (a) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs or software (whether in source code or executable form), documentation, compilations, databases, derivative works, literary works, maskworks, websites, and sound recordings; (b) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items; (c) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (d) databases, data compilations and collections and technical data; and (e) devices, prototypes, designs and schematics (whether or not any of the foregoing is embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Total Merger Consideration” means an amount equal to (a) Ten Million U.S. Dollars ($10,000,000), plus (b) the Net Cash at Closing Adjustment.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Annex A-68

2. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Base Amount	Section 6.4(c)
Book-Entry Shares	Section 2.1(a)
Cancelled Shares	Section 2.1(b)
Certificates	Section 2.1(a)
Change of Recommendation	Section 5.3(a)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Benefit Plan	Section 3.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Common Stock	Recitals
Company Counsel	Section 5.4(a)(ii)
Company Disclosure Letter	ARTICLE III
Company Leases	Section 3.16
Company Permits	Section 3.9(b)
Company Preferred Stock	Section 3.2(a)
Company Registered Intellectual Property	Section 3.14(a)
Company SEC Documents	Section 3.5(a)
Company Stockholder Approval	Section 3.3(c)
Company Stockholders	Recitals
Company Stockholders Meeting	Section 5.4(b)
Company Tax Representation Letter	Section 6.12(b)
Continuing Employees	Section 6.13(a)
Contribution	Section 6.14
Current ESPP Offering Periods	Section 2.3(d)
DGCL	Recitals
DLLCA	Recitals
Effective Time	Section 1.4(a)
Eligible Shares	Section 2.1(a)
Enforceability Limitations	Section 3.3(d)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
First Certificate of Merger	Section 1.4(a)
First Merger	Recitals
First Surviving Corporation	Section 1.1(a)
Form S-4	Section 3.4(a)
Fractional Share Consideration	Section 2.1(a)
fraud	Section 8.2(a)
GAAP	Section 3.5(b)
Governmental Order	Section 3.13
Indemnified Parties	Section 6.4(a)
Intended Tax Treatment	Recitals
Interim Period	Section 5.1

Annex A-69

Term	Section
Intervening Event	Section 5.3(d)
In-the-Money Company Option	Section 2.3(a)(i)
IP Contracts	Section 3.14(i)
Key Personnel	Section 5.1(a)
Letter of Transmittal	Section 2.2(b)(i)
Material Contract	Section 3.17(a)
Merger Consideration	Section 2.1(a)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Merger Sub Stockholder Consents	Section 4.3(a)
New Plans	Section 6.13(b)
OFAC	Section 3.9(e)
Old Plan	Section 6.13(b)
Outside Date	Section 8.1(d)
Parent	Preamble
Parent 10-Q	Section 5.5
Parent Capitalization Date	Section 4.2(a)
Parent Class A Common Stock	Section 2.1(a)
Parent Class V Common Stock	Section 4.2(a)
Parent Common Stock	Section 4.2(a)
Parent Counsel	Section 5.4(a)(ii)
Parent Disclosure Letter	ARTICLE IV
Parent Governing Documents	Section 4.1
Parent Permits	Section 4.9(b)
Parent Preferred Stock	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Parent Tax Representation Letter	Section 6.12(b)
Party or Parties	Preamble
person	Section 5.3(a)
Post-Closing Distributions	Section 2.2(f)
Preferred Share Purchase Rights	Section 3.2(a)
Privacy Requirements	Section 3.15(a)
Processing	Section 3.15(a)
Proxy Statement/Prospectus	Section 3.20
Restricted Parties	Section 3.9(g)
Sarbanes-Oxley Act	Section 3.5(c)
Second Certificate of Merger	Section 1.4(b)
Second Effective Time	Section 1.4(b)
Second Merger	Recitals
Shareholder Rights Agreement Amendment	Section 3.3(b)
Share Merger Consideration	Section 2.1(a)
Surviving Company	Section 1.1(b)
Tax Representation Letters	Section 6.12(b)
Termination Fee	Section 8.2(b)(i)
Transactions	Recitals
Voting Agreements	Recitals
Wind-Down Matters	Section 5.6

Annex A-70

Annex II
Liabilities

1.      All costs or obligations to make any change of control payments, transaction bonus payments or severance payments that are (i) set forth in an individual’s employment agreements with the Company or its Subsidiaries as in effect prior to the Closing or that are otherwise granted by authorization of the Compensation Committee of the Company’s Board of Directors, or by other action by the Company or its Board of Directors prior to the Closing, [***]; provided, that such payments are actually made to each such individual by or on behalf of the Company or its Subsidiary at the Closing or become due to be paid by or on behalf of the Company or its Subsidiary at or as a result of the Closing (including because an employee does not become a Continuing Employee upon the Effective Time).

2.      Any remaining rent and other obligations owed (including for periods after the Closing) under the real property lease by the Company or its Subsidiary in Pasadena (net of the $[***] initial deposit).

3.      All deferred purchase price liabilities and obligations of the Company and its Subsidiaries, [***].

4.      All refund obligations owed by or on behalf of the Company or its Subsidiaries to [***] (including late payment interest fees).

5.      The ordinary course liabilities and costs incurred by the Company and its Subsidiaries prior to the Closing, including payroll, IT services and the monthly lease payment for the real property lease of the Company or its Subsidiary in Houston, Texas, in each case only to the extent accrued (or required to be accrued under the Applicable Accounting Principles) through or as a result of the Closing Date.

6.      New liabilities of the Company or its Subsidiaries created or discovered between the date of the Agreement and the Closing to the extent that such liabilities would be required to be included in a consolidated balance sheet, or reflected in the footnotes thereto, in accordance with the Applicable Accounting Principles, whether or not any such liabilities are material, including, for example, [***].

7.      Any off-balance sheet liabilities of the Company or its Subsidiaries not otherwise reflected in the Company’s consolidated balance sheet (or the footnotes thereto) included in the Company’s consolidated audited financial statements for its Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2024 or in the Company’s consolidated reviewed financial statements for its Quarterly Report on Form 10-Q filed with the SEC for the fiscal quarter ended March 31, 2025, in each case, as filed and in effect as of the date of this Agreement, that should have been disclosed in such Company SEC Documents under Applicable Accounting Principles.

8.      The unpaid costs and expenses incurred by or on behalf of the Company or its Subsidiaries in connection with this Agreement or the Transactions prior to or on the Closing Date, including:

(a)     Directors and officer’s insurance, including the cost of any tail policy;

(b)    The fees and expenses of PEP Advisory, LLC or its Affiliates incurred in connection with this Agreement or the transactions contemplated hereby, including for any fairness opinion;

(c)     All legal fees and expenses incurred the Company in connection with this Agreement or the transactions contemplated hereby;

(d)    All audit and accounting review fees and expenses incurred the Company in connection with this Agreement or the transactions contemplated hereby;

(e)     50% of the SEC filing fees and printer fees; and

(f)     The costs and expenses involved with holding the Company Stockholders Meeting, including the costs and expenses of the proxy solicitor.

Annex A-71

ANNEX B

Execution Version

FORM OF VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is entered into as of May 28, 2025, by and among Zeo Energy Corp., a Delaware corporation (“Parent”), Hyperion Merger Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub I”), Hyperion Acquisition LLC, a Delaware limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and the person listed as a stockholder of Heliogen, Inc., a Delaware corporation (the “Company”), on the signature page hereto (the “Stockholder”).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, the Company, the Merger Subs and Parent are entering into an Agreement and Plan of Merger and Reorganization (as the same may be amended or supplemented, the “Merger Agreement”), which provides, among other things, for the acquisition of the Company by Parent by means of a first merger of Merger Sub I with and into the Company, followed by a second merger of the Company with and into Merger Sub II (together, the “Mergers”), with Merger II continuing as the surviving company as a wholly owned Subsidiary of Parent. Capitalized terms used herein that are not defined shall have the meanings set forth in the Merger Agreement.

B. The Stockholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the Company Common Stock (the “Shares”), as set forth on Exhibit A hereto and which the Stockholder may hereafter beneficially own or otherwise hold until the Expiration Time (collectively, such securities, as they may be adjusted by stock dividend, stock split, recapitalization combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company are collectively referred to as, the “Securities”).

C. The Company Board of Directors has resolved that Section 203 of the DGCL shall not apply to the Merger or the Transactions contemplated thereby.

D. As an inducement and a condition to the willingness of Parent and the Merger Subs to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, the Stockholder has agreed to enter into, be legally bound by and perform this Agreement.

AGREEMENTS

In consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Covenants of the Stockholder. From the date hereof, until the termination of this Agreement pursuant to Section 7 below (the “Expiration Time”), the Stockholder hereby irrevocably and unconditionally agrees, and agrees to cause its applicable Affiliates (as defined below) to agree, as follows:

(a) The Stockholder shall not, directly or indirectly, Transfer any Securities, or cause or permit the Transfer of any Securities, or take any action that would reasonably be expected to prevent, impair or delay the Transactions, in each case, other than with the prior written consent of Parent. For purposes of this Agreement, “Transfer” shall mean, except to Parent, the Merger Subs or Parent’s designee as contemplated by the Merger Agreement, directly or indirectly to (i) offer, sell, transfer, pledge, exchange, gift, hypothecate, loan, assign or otherwise encumber or dispose of, or enter into any agreement, understanding, contract, commitment option, hedging or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Securities (or beneficial ownership, voting power or other interest thereof or therein (including by operation of law)) to any Person, (ii) deposit any Securities into a voting trust or enter into any voting arrangement or agreement, whether by proxy, voting agreement, voting trust, power-of-attorney, attorney-in-fact, agent or otherwise, with respect to the Securities, except as contemplated by this Agreement, or (iii) take any other action that would in any way make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect. Notwithstanding the foregoing, the Stockholder may (A) make Transfers or dispositions of the Securities to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder, (B) in case of an individual, make Transfers or dispositions of the Securities by will, other testamentary document or intestate succession upon death of the individual or pursuant to a qualified domestic relations order to the legal representative, heir, beneficiary or a

Annex B-1

member of the immediate family of the Stockholder, (C) make Transfers of the Securities to such Stockholder’s direct or indirect Affiliates (with the term “Affiliates” having the meaning set forth in Rule 405 under the Securities Act), current partners (general or limited), members or managers of the Stockholder, as applicable, or other business entity that controls, is controlled by or is under common control with the Stockholder, (D) in the case of an individual, make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, (E) if the Stockholder is a trust, make Transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary pursuant to such trust, (F) Transfer Securities to the Company to cover tax withholding obligations of the Stockholder in connection with any option exercise or the vesting of any restricted stock or restricted stock unit award, provided that the underlying Securities shall continue to be subject to the restrictions on transfer set forth in this Agreement, (G) sell Securities pursuant to the Company’s 10b5-1 Plan up to that number of Securities as permitted to be sold under such 10b5-1 Plan, and (H) make Transfers that are otherwise approved by Parent in writing, in Parent’s sole discretion; provided that, in each case with respect to clauses (A) through (H) above, only if the transferee of such Securities prior to such Transfer agrees and evidences in writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and conditions of this Agreement to the same effect as such transferring Stockholder prior to the consummation of any such Transfer, with such writing duly signed by the transferee and transferring Stockholder and delivered to Parent prior to consummation of any such Transfer. Any Transfer or attempted Transfer of any Securities in violation of this Section 1(a) shall be null and void and of no effect whatsoever. The Stockholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any securities in the Company primarily for the purpose of opposing or competing with or taking any actions inconsistent with the Merger.

(b) At every meeting of the Company Stockholders, however called, to vote upon the Merger, the Merger Agreement and the Transactions, or at any adjournment, postponement or recess thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Merger, the Merger Agreement and the Transactions, the Stockholder shall vote (or cause to be voted) all of the Securities to the fullest extent that such Stockholder’s Securities are entitled to vote thereon: (i) in favor of the Merger, the adoption and execution by the Company of the Merger Agreement, as amended from time to time, and the approval of the terms thereof and the Transactions; (ii) the approval of any other proposal considered and voted upon by the Company’s Stockholders necessary or reasonably expected to facilitate the consummation of the Mergers and the Transactions, or deliver (or cause to be delivered) a written consent with respect to all of the Stockholder’s Securities in favor of the foregoing; (iii) against any inquiries, proposals or offers that constitute an Acquisition Proposal; and (iv) against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Mergers or the Transactions. For the avoidance of doubt, the Stockholder and its Affiliates shall retain at all times the right to vote, respectively, the Securities held by it or them in its and their sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Company’s stockholders.

(c) The Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things reasonably necessary to fulfill the Stockholder’s obligations under this Agreement. At every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall be represented in person or by proxy at such meeting (or cause the holder(s) of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Securities of such Stockholder to be counted as present for purposes of establishing a quorum.

(d) Subject to termination as provided in Section 6 hereof, the Stockholder hereby agrees not to commence or participate in any legal action against Parent, the Company or any of their respective Subsidiaries or successors challenging the validity of the Mergers or seeking to enjoin or delay the Closing.

(e) The Stockholder authorizes and hereby agrees to permit Parent, the Merger Subs and the Company to: (i) publish and disclose in any proxy statement, prospectus, current report on Form 8-K or any other document or schedule required to be filed with the SEC or any other regulatory authority in connection with the Mergers or the Transactions, and any press release or other disclosure document that Parent or the Merger Subs reasonably determines to be necessary in connection with the Mergers and any Transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the applicable Securities, in each case in a manner substantially consistent with the information provided in Stockholder’s Schedule 13D as filed with the SEC on February 23, 2024, and the nature of such Stockholder’s obligations under this Agreement; and (ii) file a form of this Agreement as an exhibit to

Annex B-2

any proxy statement, prospectus, current report on Form 8-K or any other document or schedule required to be filed with the SEC or any other regulatory authority in connection with the Mergers or the Transactions. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder.

2. Opportunity to Review. Stockholder acknowledges receipt of the Merger Agreement and represents that he, she or it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Merger Agreement and this Agreement, and (b) the opportunity to review and discuss the Merger, Merger Agreement, Transactions and this Agreement with his, her or its own advisors and legal counsel.

3. Confidentiality and Public Disclosure. From the date hereof until the Closing, Stockholder shall not make any public announcements regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (i) that the Company and Parent have agreed upon previously in writing, (ii) that Stockholders deems required under applicable Law (including filing, if applicable, of a Schedule 13D with the SEC), or (iii) required by obligations pursuant to any listing agreement with, or the requirements applicable to companies or securities listed or trading on, any securities exchange or market upon which the Securities are listed or traded; provided in each of (ii) and (iii) only to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 1(f). Stockholder hereby authorizes Parent and the Company to publish and disclose its identity and ownership of the Securities and the nature of its obligations under this Agreement in any announcement or disclosure required by applicable Law or the SEC and in the Proxy Statement/Prospectus.

4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Merger Subs as follows:

(a) The Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by the Stockholder and Stockholder understands that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent and the Merger Subs, constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The failure of the spouse, if any, of the Stockholder to be a party or signatory to this Agreement shall not (x) prevent the Stockholder from performing the Stockholder’s obligations contemplated hereunder or (y) prevent this Agreement from constituting the legal, valid and binding obligation of the Stockholder in accordance with its terms. If Stockholder is a corporation, limited partnership or limited liability company, Stockholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized, or constituted and has all requisite power and authority to conduct the business as now conducted, and to own and operate its assets as now owned and operated by it.

(b) The Securities and the certificates (or any book-entry notations used to represent any uncertificated shares of Company Common Stock) representing the Securities are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, and the Stockholder is the beneficial or record owner of the Securities and has valid title to all of the Securities, free and clear of any Lien (including voting trusts and voting commitments), except as created by this Agreement or arising under applicable securities laws. As of the date of this Agreement, the Stockholder does not own of record or beneficially any Securities or other voting securities of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any Securities or other voting shares of the Company), other than the Securities set forth on Exhibit A hereto; provided, however, that the Stockholder hereby agrees to promptly inform in writing the Company of any additional Securities that Stockholder may beneficially own or hold after the date of this Agreement (which shall be included in the definition of Securities hereunder). The Stockholder has full power to vote the Securities as provided herein. Neither the Stockholder nor any of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of the Securities, except as specified in this Agreement or the Merger Agreement. The Stockholder has not entered into any agreement to Transfer any Securities,

Annex B-3

and no Person (other than the Stockholder and any Affiliate or any Person under the control of the Stockholder (or Parent or the Merger Subs pursuant to the Merger Agreement)) has a right to acquire any of the Securities held by the Stockholder or has the right to repurchase, redeem or dispose of, or has any right of first refusal, right of first offer or similar right with respect to any of the Securities.

(c) No authorization, permit consent or approval of any Governmental Entity or any other party or Person is required on the part of the Stockholder in connection with the execution and delivery of this Agreement by the Stockholder and/or the performance by the Stockholder of the Stockholder’s obligations under this Agreement. The Stockholder is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation by the Stockholder of the Transactions, or the transactions contemplated hereby or thereby. Neither the execution and delivery of this Agreement by the Stockholder nor the performance by the Stockholder of the Stockholder’s obligations under this Agreement nor compliance by the Stockholder with any of the provisions hereof shall (w) conflict with or violate its certificate of incorporation or bylaws (or similar governing documents), (x) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under any Contract to which the Stockholder is a party, (y) result in the creation of any Lien on any of the Securities or (z) violate any order, writ, injunction, decree, or Law applicable to the Stockholder, its assets or properties or any of the Securities, except in the case of (x), (y) or (z) for violations, breaches or defaults that would not individually or in the aggregate impair the ability of the Stockholder to perform its obligations hereunder.

(d) As of the date hereof, there is no legal proceeding pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder’s and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby in a timely manner.

(e) The Stockholder understands and acknowledges that Parent and the Merger Subs are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) No Person is entitled to any financial advisory fee in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Stockholder.

5. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, benefits, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement. Any purported assignment not permitted under this Section 6 shall be null and void ab initio; provided, that the foregoing shall not prevent Stockholder from effecting a Transfer permitted under and in accordance with Section 1(a).

6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time, except for Section 1(e) and (f), Section 5, this Section 6 and Section 9 hereof, (b) the date on which the Merger Agreement is validly terminated in accordance with its terms, (c) the entry without the prior written consent of Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Parent’s obligations under the Merger Agreement that results in (i) a decrease in the Merger Consideration or (ii) a change in the form of Merger Consideration, in each case that adversely affects such consideration payable to the Stockholder (other than as contemplated by the terms of the Merger Agreement), or (d) the mutual written agreement of the Stockholder, Parent and the Company to terminate this Agreement. In the event of termination of this Agreement pursuant to this Section 6, except as provided in this Section 7, this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, this Section 6 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect and termination of this Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination. For the avoidance of doubt, the representations and warranties herein shall not survive the termination of this Agreement.

Annex B-4

7. Stockholder Capacity. Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that (a) the Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record and/or beneficial owner of the Company Common Stock and not in such Stockholder’s capacity as a director, officer or employee of the Company (as applicable) or in the Stockholder’s capacity as a trustee or fiduciary of any Company Benefit Plan and (b) nothing in this Agreement is intended to limit or restrict the Stockholder from taking any action or inaction while acting solely in his or her capacity as a director of the Company or while acting solely in the Stockholder’s capacity as a trustee or fiduciary of any Company Benefit Plan (if applicable), including, for the avoidance of doubt, taking any action permitted by Sections 5.3 or 5.4 of the Merger Agreement, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.  Neither Parent nor the Merger Subs shall assert any claim that any action taken by Stockholder in his capacity as a director of the Company violates any provision of this Agreement.

8. No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or the Merger Subs any direct or indirect ownership or incidence of ownership of or with respect to any Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to the Stockholder, and Parent and the Merger Subs shall have no authority to direct the Stockholder in the voting or disposition of any of the Securities, except as otherwise provided herein.

9. General Provisions.

(a) Except as otherwise set forth in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, whether or not the transactions contemplated hereby are consummated.

(b) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in a writing that refers to this Agreement and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

(c) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) one business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand, (iii) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto) or (iv) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other parties):

If to Parent or the Merger Subs:

Zeo Energy Corp.
232 River Bend Lane
Provo, Utah 84604
Attn: Stirling Adams
Email: [*]

With a required copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Douglas S. Ellenoff, Esq.;

Matthew A. Gray, Esq.

Email: [*]; [*]

Annex B-5

If to the Stockholder:

At the address and email address set forth set forth in Exhibit A hereto;

With a required copy to (which shall not constitute notice):

Cooley LLP
355 South Grand Avenue, Suite 900
Los Angeles, California 90071-1560
Attn: John-Paul Motley; Bill Roegge
Email: [*]; [*]

(d) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(f) This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(g) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(h) (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 10(h) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto); and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 10(c). Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG ANY OF THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(i) If any provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable by any rule of law or public policy, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

Annex B-6

(j) Each of the parties acknowledges that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law or damages, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available in order to enforce the terms hereof.

[Signature pages follow]

Annex B-7

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Zeo Energy Corp.
By:
Name:
Title:
Hyperion Merger Corp.
By:
Name:
Title:
Hyperion Acquisition LLC
By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Annex B-8

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

STOCKHOLDER
By:
Name:
Title:
Email Address:

[Signature Page to Voting and Support Agreement]

Annex B-9

Exhibit A

Stockholder Security Ownership

Name and Address of Stockholder	Number and Class of Securities Held by Stockholder
________________________	___________ shares of Company Common Stock

________________________
________________________
________________________

Annex B-10

ANNEX C

OPINION OF PEP ADVISORY, LLC

May 21, 2025

Heliogen, Inc.

130 West Union Street,

Pasadena, California 91103

Attn: Board of Directors

Dear Board of Directors:

We understand that Heliogen, Inc. (the “Company” or “Heliogen”) is considering entering into an Agreement and Plan of Merger and Reorganization (the “Agreement”), among the Company, Zeo Energy Corp. (“Purchaser” or “Zeo”), Hyperion Merger Corp., a direct, wholly owned Subsidiary of Parent (“Merger Sub I”) and Hyperion Acquisition LLC, a direct, wholly owned subsidiary of Parent (“Merger Sub II”), pursuant to which, among other things, Merger Sub I shall merge with and into the Company (the “First Merger”), whereupon the separate existence of Merger Sub I shall cease and the Company shall survive as a wholly owned subsidiary of Purchaser and each outstanding share of common stock of the Company (the “Company Common Stock”) immediately prior to the consummation of the First Merger (the “Closing”) shall be converted into the right to receive a number of shares of common class A stock of Purchaser (the “Per Share Consideration”), each with par value of $0.0001 (the First Merger and other transactions contemplated under the Agreement, collectively, the “Transactions”), without interest and subject to any withholding of taxes required by applicable law equal to the Exchange Ratio (as defined in the Agreement). The Per Share Consideration shall be based on (1) a value of $10,000,000, minus (i) 50% of the amount (if any) by which the Company’s net cash at the Closing is less than $13,000,000, and plus (ii) 50% of the amount (if any) by which the Company’s net cash at the Closing is more than $16,000,000, divided by the number of fully diluted shares of Company Common Stock as of immediately prior to the Closing divided by (2) the Parent Stock Price (as defined in the Agreement), which is assumed to be no greater than $1.70. The terms and conditions of the Transactions are fully set forth in the Agreement.

You have requested our opinion (this “Opinion”) with respect to the fairness, from a financial point of view, to the holders of outstanding shares of Company Common Stock (other than holders of Excluded Shares (as defined below)) of the Per Share Consideration to be received by such holders in the First Merger pursuant to the Agreement. In rendering this Opinion, we have, among other things:

I.       Reviewed a near final draft of the Agreement dated as of May 19, 2025;

II.      Reviewed certain publicly available business and financial information regarding each of Heliogen and Zeo;

III.    Reviewed certain non-public business and financial information regarding Heliogen’s business and near-term prospects all as prepared, provided and approved for our use by Heliogen’s senior management (the “Heliogen-Provided Information”);

IV.     Reviewed certain non-public business and financial information regarding Zeo’s business and future prospects (including certain financial projections for Zeo for the years ending December 31, 2025 through December 31, 2029 and certain other estimates and other forward-looking information), all as prepared by Zeo’s senior management and reviewed by, discussed with and approved for our use by Heliogen’s senior management (collectively, the “Zeo-Provided Information”);

V.      Discussed with Heliogen’s senior management their strategic and financial rationale for the First Merger as well as their views of Heliogen’s respective business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the Solar Energy industry;

PickeringEnergyPartners.com	100 Waugh Drive, 6th Floor, Houston, Texas, 77007

Annex C-1

VI.    Discussed with Zeo’s senior management their views of Zeo’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the Solar Energy industry;

VII.   Reviewed the historical prices and trading activity of Heliogen’s Common Stock and Zeo’s Class A Common Stock;

VIII. Reviewed and conducted sensitivities on Heliogen’s liquidation analysis furnished to us by the Company;

IX.    Reviewed the financial terms of certain other transactions that we deemed relevant;

X.     Compared the financial and operating performance of Heliogen and Zeo with those companies with publicly traded equity securities that we deemed relevant;

XI.    Reviewed the pro forma financial results, financial condition and capitalization of Zeo giving effect to the First Merger;

XII.   Conducted a discounted cash flow analysis using Zeo-Provided Information utilizing assumptions and estimates that we deemed to be relevant and appropriate; and

XIII. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•        We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Heliogen or Zeo (including, without limitation, the Zeo-Provided Information) or obtained from public sources, data suppliers and other third parties.

•        We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Heliogen-Provided Information or the Zeo-Provided Financial Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information provided by Heliogen or Zeo or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Heliogen’s senior management that they are (in the case of the Heliogen-Provided Information) and have assumed that Zeo’s senior management are (in the case of the Zeo-Provided Information) unaware of any facts or circumstances that would make the Heliogen-Provided Information or the Zeo-Provided Information incomplete, inaccurate or misleading.

•        We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Heliogen-Provided Information or the Zeo-Provided Financial Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by Heliogen or Zeo or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Heliogen’s senior management that they are (in the case of the Heliogen-Provided Information) and have assumed that Zeo’s senior management are (in the case of the Zeo-Provided Information) unaware of any facts or circumstances that would make the Heliogen-Provided Information or the Zeo-Provided Information incomplete, inaccurate or misleading.

During the course of our engagement, we were asked by Heliogen’s Board of Directors to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Heliogen, and we have considered the results of such solicitation process in rendering our opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the shares of Company Common Stock, Zeo’s Class A Common Stock or other securities or financial instruments of or relating to Heliogen or Zeo may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or

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Annex C-2

equity markets on Heliogen or Zeo, their respective securities or other financial instruments, the Merger or any related refinancing or (iii) the impact of the First Merger or the Transactions on the solvency or viability of Heliogen, Zeo, Merger Sub I or Merger Sub II or the ability of Heliogen, Zeo, Merger Sub I or Merger Sub II to pay their respective obligations when they come due.

Our opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. We are not expressing any opinion as to the solvency of the Purchaser following the closing of the Transactions. In addition, for purposes of our opinion, we have assumed, at your direction, that the final executed form of the Agreement will not differ in any material respect from the execution version that we have reviewed, that the Transactions, including the First Merger, will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the parties to the Agreement will comply with all of the material terms of the Agreement and that all of the representations and warranties made by the parties to the Agreement or in other agreements relating to the Transactions will be true and accurate in all respects material to our analysis. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained, except to the extent that could not be material to our analysis.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments occurring or coming to our attention after the date hereof.

We have acted as your financial advisor in connection with the Transactions and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the First Merger. We previously received certain fees in connection with our engagement, and we also became entitled to receive a fee upon having notified the Company that we were prepared to deliver our opinion, without regard to the conclusions reached herein. In addition, Heliogen has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. We have provided investment banking and other services to the Company, and in the futubyre may provide such services to the Company and Purchaser, and have received and may receive compensation for such services.

This Opinion was reviewed and approved by Pickering Energy Partners’ independent Fairness Opinion Committee. This Opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the First Merger and the Transactions. This Opinion does not constitute a recommendation as to how any holder of securities should vote or otherwise act with respect to the Transactions or any other matter. This Opinion does not address the fairness of the First Merger or the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Per Share Consideration in the First Merger pursuant to the Agreement from a financial point of view to the holders of shares of outstanding Company Common Stock (other than holders of shares of Company Common Stock that are owned or held in treasury by the Company or owned directly by Purchaser, Merger Sub I or Merger Sub II, the “Excluded Shares”). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the First Merger or the Transactions, or any class of such persons, relative to the Per Share Consideration or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Per Share Consideration to be received by holders of outstanding shares of Company Common Stock, other than holders of Excluded Shares, in the First Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ PEP Advisory
PickeringEnergyPartners.com	Page 3 of 3

Annex C-3

ANNEX D

FORM OF PROXY CARD OF HELIOGEN, INC.

SCAN TO VIEW MATERIALS & VOTE HELIOGEN, INC. 130 WEST UNION STREET PASADENA, CA 91103 VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/HLGN2025SM You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V77095-S17519 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY HELIOGEN, INC. The Board of Directors recommends you vote FOR proposals 1 and 2. 1. To adopt the Agreement and Plan of Merger and Reorganization, dated as of May 28, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), among Zeo Energy Corp. (which we refer to as “Zeo Energy”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub I”), Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (which we refer to as “Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and Heliogen, and approve the Mergers (as defined in the Merger Agreement) and the transactions contemplated by the Merger Agreement (the “Merger Proposal”); and 2. To approve the adjournment of the Heliogen special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Heliogen special meeting to approve the Merger Proposal (which we refer to as the “Adjournment Proposal”). For Against Abstain NOTE: In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting and any adjournment or postponement thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Annex D-1

Important Notice Regarding the Availability of Proxy Materials for the Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V77096-S17519 HELIOGEN, INC. Special Meeting of Stockholders August 8, 2025 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoints Christiana Obiaya, as proxy, with the power to appoint her substitute, and hereby authorizes her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of HELIOGEN, INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held at 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time), on August 8, 2025, at www.virtualshareholdermeeting.com/HLGN2025SM, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations for each of the proposals included herein. If any other matters properly come before the meeting, and any adjournment or postponement thereof, the persons named in the proxy will vote in their discretion on such matters. Continued, and must be signed and dated on the other side

Annex D-2